As confidentially submitted with the U.S. Securities and Exchange Commission on September 27, 2024.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________________

Delta Corp Holdings Limited
(Exact name of registrant as specified in its charter)

___________________________________

Cayman Islands	4412	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Delta Corp Holdings Limited
Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands
Tel: (345) 814-6677
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________________________

Maples Fiduciary Services (Delaware) Inc.
4001 Kennett Pike, Suite 302
Wilmington, Delaware 19807
Tel: (302) 300-4063
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________________

Copies to:

Ross David Carmel, Esq. Jeffrey Wofford, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 Telephone: (212) 930-9700	Barry I. Grossman, Esq. Sarah Williams, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300

___________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†           The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS	SUBJECT TO COMPLETION,	DATED [__], 2024

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
KAIVAL BRANDS INNOVATIONS GROUP, INC.

AND PROSPECTUS FOR ORDINARY SHARES OF DELTA CORP HOLDINGS LIMITED

To the Stockholders of Kaival Brands Innovations Group, Inc.:

You are cordially invited to attend a special meeting of the stockholders of Kaival Brands Innovations Group, Inc. (also referred to as “Kaival,” “we” or “us”) to be held virtually at 10:00 a.m. Eastern time, on _____, 2024, at [    ]. Only stockholders who held shares of Kaival’s common stock at the close of business on _____, 2024, the record date for the special meeting, will be entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

At the special meeting, we will ask you to vote on a proposal to approve and adopt the Merger and Share Exchange Agreement that we entered into on September 23, 2024, with Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), shareholders of Delta, including Delta Corp Cayman Limited, a company organized under the laws of the Cayman Islands, which is owned entirely beneficially by Delta’s founder and chief executive officer, Mudit Paliwal and his related persons (the “Sellers”), Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), KAVL Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”), and the other parties thereto (as amended from time to time, the “Merger Agreement”). The Merger Agreement provides for the combination of Kaival and Delta as wholly owned subsidiaries of Pubco, a newly formed holding company, and pursuant to which (a) Pubco will acquire all of the issued and outstanding capital shares of Delta from the Sellers in exchange for the issue by Pubco of ordinary shares in the capital of Pubco, such that Delta will become a wholly owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Merger Sub will merge with and into Kaival, with Kaival continuing as the surviving entity and wholly owned subsidiary of Pubco (the “Merger”). We refer to the Share Exchange, the Merger and the other transactions contemplated by the Merger Agreement as the “Business Combination.”

According to the Merger Agreement, immediately prior to the effective time of the Merger (the “effective time”), each of Kaival’s issued and outstanding shares of Series B preferred stock, par value $0.001 per share, shall convert into shares of common stock of Kaival, par value $0.001 per share (“Common Stock” or “Kaival Common Stock”) at approximately 0.4 share of Kaival Common Stock per share of Series B preferred stock.

According to the Merger Agreement, at the effective time: (a) each share of Kaival Common Stock will be cancelled in exchange for the right to receive one ordinary share, par value $0.0001 per share, in the capital of Pubco (a “Pubco Ordinary Share”), consisting in the aggregate of [____] Pubco Ordinary Shares (the “Common Stock Merger Consideration”); (b) each of warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $[____] per share, and each pre-funded warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $0.001 per share, shall be cancelled in exchange for an equivalent warrant on substantially the same terms to purchase Pubco Ordinary Shares, collectively, exercisable in the aggregate into up to [___] Pubco Ordinary Shares (the “Kaival Warrants”), and (c) the Sellers will receive Pubco Ordinary Shares in the Share Exchange, consisting in the aggregate of [____] Pubco Ordinary Shares (the “Exchange Consideration”, which collectively with the Common Stock Merger Consideration and the Kaival Warrants, we refer to as the “Business Combination Consideration”), in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement, and without giving effect to the reverse stock split described herein. Each of the Common Stock Merger Consideration to Kaival’s stockholders, Kaival Warrants to Kaival’s warrantholders, and the Exchange Consideration to Sellers will be equally reduced in accordance with the reverse stock split described herein in the Reverse Split Proposal, and result in no effective change in the proportionate ownership between such Kaival stockholders or warrantholders, and the Sellers of Delta ordinary shares. For more information, see the section of the accompanying proxy statement/prospectus entitled “Summary — Business Combination Consideration” and “Reverse Split Proposal.”

The estimated total consideration to be issued to Kaival stockholders in the Business Combination is approximately $31 million, consisting of Pubco Ordinary Shares, subject to adjustment in accordance with the terms and conditions of the Merger Agreement, as described further in the accompanying proxy statement/prospectus. The exact number of Pubco Ordinary Shares to be issued as consideration in connection with the Business Combination remains subject to adjustment and will be finally determined in accordance with, and subject to, the terms of the Merger Agreement. For an explanation and estimate of the consideration in the Business Combination, see the section of the accompanying proxy statement/prospectus entitled “The Business Combination — Merger Consideration.”

Prior to the effective time, each stock option and restricted stock unit of Kaival will vest and be exercised into Kaival Common Stock. If Kaival owns its own Kaival Common Stock as of the effective time such shares will be cancelled. The Merger Agreement also provides that if the revenue (as defined in the Merger Agreement) equals or exceeds $700 million as reported in Pubco’s audited financial statements for the fiscal year ending December 31, 2025, and the earnings before interest, taxes and depreciation or amortization (“EBITDA”) exceed $20 million or the net income exceeds $10 million for such fiscal year (subject to adjustments provided in the Merger Agreement for specified restatements of such audited financial statements within one year of their filing), the Sellers will be eligible to receive additional Pubco Ordinary Shares valued at $30 million based on the per share price of KAVL (consisting of Kaival Equity Value divided by KAVL Outstanding Shares, in each case as defined in the Merger Agreement), which we refer to as the Earnout Shares.

It is anticipated that, immediately following completion of the Business Combination, Kaival’s existing stockholders will own approximately 10.30% of the issued and outstanding Pubco Ordinary Shares, and the shareholders of Delta will own approximately 89.70% of the issued and outstanding Pubco Ordinary Shares. These percentages do not include the Earnout Shares, or shares issuable upon exercise of the Kaival Warrants or relating to transaction expenses for the Business Combination, see “The Business Combination Proposal — Merger Consideration” and “Unaudited Pro Forma Combined Financial Information.” After the consummation of the Business Combination, Pubco intends to apply to have its ordinary shares listed on the Nasdaq Capital Market.

At the special meeting, Kaival’s stockholders will be asked to consider and vote upon the following proposals:

•        Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, which, among other things, provides for the Merger and the Share Exchange resulting in each of Kaival and Delta surviving as a direct, wholly-owned subsidiary of Pubco, and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus (which we collectively refer to as the “Business Combination Proposal”);

•        Proposal No. 2 — The Charter Amendments Proposal — to consider and vote upon a proposal to approve and adopt the amended and restated memorandum and articles of association of Pubco (the “Proposed Charter”), in the form attached hereto as Annex B (which we refer to as the “Charter Amendments Proposal”);

•        Proposal No. 3 — The Advisory Charter Amendments Proposal — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with U.S. Securities and Exchange Commission (“SEC”) requirements (which we refer to as the “Advisory Charter Amendments Proposal”);

•        Proposal No. 4 — The Reverse Stock Split Proposal — to consider and vote on a proposal to approve an amendment to the Kaival Certificate of Incorporation to provide for a reverse stock split (the “Reverse Stock Split”) of the Kaival Common Stock, that will be at a ratio ranging from one for two (1:2) to one for [*] (1:[*]), the final determination of which shall be determined by the Kaival Board (which we refer to as the “Reverse Stock Split Proposal and together with the Business Combination Proposal, and the Charter Amendments Proposal, the “Condition Precedent Proposals””); and

•        Proposal No. 5 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the special meeting (which we refer to as the “Adjournment Proposal”).

Each of these proposals is more fully described in the accompanying proxy statement/prospectus. The accompanying document is a proxy statement of Kaival and a prospectus of Pubco, and provides you with information about Kaival, Delta, Pubco, the proposals referenced above, and the procedures for voting at the special meeting of Kaival stockholders. We encourage you to read the entire proxy statement/prospectus carefully and in its entirety.

The approval of each of the Condition Precedent Proposals is a condition to the consummation of the Business Combination. The adoption of each Condition Precedent Proposal is conditioned on the approval of all the Condition

Precedent Proposals. The Advisory Charter Amendments Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal. If Kaival’s stockholders do not approve each of the Condition Precedent Proposals, the Business Combination may not be consummated.

In connection with its evaluation of the Business Combination, the board of directors of Kaival engaged Newbridge Securities Corporation (“Newbridge”) to act as its financial advisor. Newbridge has rendered its opinion stating that, as of September 23, 2024 and based upon and subject to the assumptions, limitations and qualifications set forth in its opinion, the Merger Consideration to be received by Kaival’s stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to Kaival’s stockholders. The written opinion of Newbridge is attached as Annex C to this proxy statement/prospectus, and you are encouraged to read it carefully.

The Business Combination cannot be completed unless Kaival’s stockholders approve and adopt the Merger Agreement and approve the Business Combination. Such adoption and approval require the affirmative vote of the holders of a majority of the shares of Kaival Common Stock outstanding on the record date for the special meeting.

THE BOARD OF DIRECTORS OF KAIVAL UNANIMOUSLY RECOMMENDS ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS.

The accompanying proxy statement/prospectus contains detailed information about the Business Combination and the special meeting. We encourage you to read carefully this proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 36.

YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING OR NOT, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED, OR VOTE BY TELEPHONE OR INTERNET AS PROVIDED IN THE ENCLOSED PROXY CARD, AS SOON AS POSSIBLE.

Sincerely,
Kaival Brands Innovations Group, Inc.
By:
Name:
Title:	Chief Executive Officer

Grant-Valkaria, Florida
•, 2024

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED THE BUSINESS COMBINATION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated •, 2024 and is first being mailed to the stockholders of Kaival Brands Innovations Group, Inc. on or about •, 2024.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
4460 Old Dixie Highway
Grant-Valkaria, Florida 32949

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON _____, 2024
YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Kaival Brands Innovations Group, Inc. (also referred to as “Kaival,” “we” or “us”), a Delaware corporation, will be held virtually at 10:00 a.m., Eastern time, on _____, 2024 (the “Special Meeting”) at [    ]. Stockholders will be able to listen to the meeting live, submit questions and vote online regardless of location via the Internet at [    ] by using the Control ID and Request ID included on your notice regarding the availability of proxy materials, proxy card (printed in the box and marked by the arrow) and the instructions that accompany your proxy materials.

At the Special Meeting, you will be asked to consider and vote upon the following proposals (collectively, the “Proposals”):

(1)    Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve and adopt the Merger and Share Exchange Agreement (the “Merger Agreement”), dated September 23, 2024, by and among Kaival, Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), the shareholders of Delta (the “Sellers”), Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), KAVL Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”), and the other parties thereto (as amended from time to time, the “Merger Agreement”). The Merger Agreement provides for the combination of Kaival and Delta as wholly owned subsidiaries of Pubco, a newly formed holding company, and pursuant to which (a) Pubco will acquire all of the issued and outstanding capital shares of Delta from the Sellers in exchange for the issue by Pubco of ordinary shares in the capital of Pubco, such that Delta becomes a wholly owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Merger Sub will merge with and into Kaival, with Kaival continuing as the surviving entity and a wholly owned subsidiary of Pubco (the “Merger”). The Share Exchange, the Merger and the transactions contemplated by the Merger Agreement are sometimes collectively referred to herein as the “Business Combination” and we refer to this proposal as the “Business Combination Proposal.” A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Immediately prior to the effective time of the Merger (the “effective time”), pursuant to the Merger Agreement, each of Kaival’s issued and outstanding shares of Series B preferred stock, par value $0.001 per share, shall convert into shares of common stock of Kaival, par value $0.001 per share (“Common Stock” or “Kaival Common Stock”) at the conversion rate of approximately 0.4 share of Kaival Common Stock per share of Series B preferred stock. Also, prior to the effective time, each stock option and restricted stock unit of Kaival will vest and be exercised into Kaival Common Stock.

Pursuant to the Merger Agreement, at the effective time:

(i)     each issued and outstanding share of Kaival Common Stock will be cancelled in exchange for the right to receive one ordinary share in the capital of Pubco having a par value of $0.0001 (a “Pubco Ordinary Share”); and

(ii)    each of warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $[____] per share, and each pre-funded warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $0.001 per share (collectively, such warrants and pre-funded warrants, being the “Kaival Warrants”), shall be cancelled in exchange for an equivalent warrant on substantially the same terms to purchase Pubco Ordinary Shares; and

(iii)   the Sellers will receive Pubco Ordinary Shares consisting of the Exchange Consideration in the Share Exchange;

in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement.

If the revenue of Pubco equals or exceeds $700 million, and the EBITDA or net income of Pubco equals or exceeds $20 million or $10 million respectively, as reported in Pubco’s audited financial statements for the fiscal year ending December 31, 2025 year (subject to adjustments provided in the Merger Agreement for specified restatements of such audited financial statements within one year of their filing), the Sellers will be eligible to receive additional Pubco Ordinary Shares valued at $30 million based on the per share price of KAVL (consisting of Kaival Equity Value divided by KAVL Outstanding Shares, in each case as defined in the Merger Agreement under the term per Kaival Share Price), which we refer to as the “Earnout Shares.” The Exchange Consideration includes Pubco Ordinary Shares issued to Maxim Partners LLC (“Maxim”) for M&A advisory services provided in connection with the Business Combination, in exchange for Maxim’s ordinary shares of Delta, as described in the accompanying proxy statement/prospectus.

(2)    Proposal No. 2 — The Charter Amendments Proposal — to consider and vote upon a proposal to approve and adopt the amended and restated memorandum and articles of association of Pubco (the “Proposed Charter”), in the form attached hereto as Annex B (which we refer to as the “Charter Amendments Proposal”).

(3)    Proposal No. 3 — The Advisory Charter Amendments Proposal — to consider and vote upon, on a non-binding advisory basis, governance provisions in the Proposed Charter, presented separately in accordance with U.S. Securities and Exchange Commission (“SEC”) requirements (which we refer to as the “Advisory Charter Amendments Proposal”), and which include:

Advisory Charter Amendment Proposal 3(a) — To provide for a single class of Pubco Ordinary Shares and increase the number of authorized Pubco Ordinary Shares to 499,000,000;

Advisory Charter Amendment Proposal 3(b) — To provide for 1,000,000 of authorized preference shares of Pubco and their terms;

Advisory Charter Amendment Proposal 3(c) — To establish that the board of directors of Pubco following the Closing of the Business Combination (the “Pubco Board”) will be divided into three classes with only one class of directors being appointed in each year and each class serving a three-year term and with the number of directors being initially fixed at five members or up to seven members (pursuant to the Merger Agreement and in accordance with the initial appointment rights provided therein, as discussed under “Management of the Pubco after the Business Combination — Board Composition”); and

Advisory Charter Amendment Proposal 3(d) — To require that stockholders only act at meetings of Pubco and not by written consent.

(4)    Proposal No. 4 — The Reverse Stock Split Proposal — to consider and vote on a proposal to approve an amendment to the Kaival Certificate of Incorporation to provide for a reverse stock split (the “Reverse Split”) of the Kaival Common Stock, that will be at a ratio ranging from one for two (1:2) to one for [*] (1:[*]), the final determination of which shall be determined by the Kaival Board (which we refer to as the “Reverse Stock Split Proposal” and together with the Business Combination Proposal, and the Charter Amendments Proposal, the “Condition Precedent Proposals”); and

(5)    Proposal No. 5 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the special meeting (which we refer to as the “Adjournment Proposal”).

Each of the Proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of Kaival’s common stock at the close of business on            , 2024 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of Kaival stockholders of record entitled to vote at the Special Meeting will be available for ten (10) days before the Special Meeting (or otherwise after a demand in accordance with Delaware law at the principal executive offices of Kaival for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting. As a result of the Business Combination, and subject to the terms and conditions of the Merger Agreement, Pubco is expected to become a public company. Pubco intends to apply to have its Ordinary Shares listed on the Nasdaq Capital Market.

Under the Merger Agreement, the approval of each of the Condition Precedent Proposals is a condition to the consummation of the Business Combination. The adoption of each Condition Precedent Proposal is conditioned on the approval of all the Condition Precedent Proposals. The Advisory Charter Amendments Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal. If Kaival’s stockholders do not approve each of the Condition Precedent Proposals, the Business Combination may not be consummated.

After careful consideration, the Board of Directors of Kaival has unanimously approved the Business Combination and approved and adopted the Merger Agreement and unanimously recommends that our stockholders vote “FOR” each of the Proposals presented to our stockholders at the Special Meeting. When you consider the Board’s recommendation of these proposals, you should keep in mind that directors and officers of Kaival have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of Kaival’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus.

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING VIA THE INTERNET, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE, (2) THROUGH THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Special Meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the stockholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker or other agent cannot vote on any of the Proposals, including the proposal to approve the Business Combination, without your instructions.

If you fail to return your proxy card, grant your proxy electronically over the Internet, or by telephone, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a stockholder of record, voting electronically via the Internet at the Special Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid “legal” proxy issued in your name in order to vote at the Special Meeting.

We encourage you to read the accompanying proxy statement carefully and in its entirety, as well as the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended October 31, 2023. If you have any questions concerning the Business Combination or the Special Meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of common stock, please contact Kaival’s proxy solicitor at:

Broadridge Financial Solutions, Inc
51 Mercedes Way
Edgewood, NY 11717
Toll Free: 1-800-690-6903

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,
Kaival Brands Innovations Group, Inc.
By:
Name:	[____]
Title:	Secretary

•, 2024

You are cordially invited to attend the special meeting via the Internet. Whether or not you expect to attend the special meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the special meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote via the Internet if you attend the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy issued in your name from that record holder.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Pubco, constitutes a prospectus of Pubco under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (1) the Pubco Ordinary Shares to be issued to the Kaival stockholders, (2) the Pubco Ordinary Shares to be issued to specified shareholders of Delta consisting of Maxim in exchange for its holding of ordinary shares of Delta and (3) the Pubco Ordinary Shares underlying the Kaival Warrants which are exchanged for warrants exercisable into Pubco Ordinary Shares at the effective time of the Business Combination, in each case, if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of Kaival stockholders at which Kaival stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.

You should rely only on the information contained or incorporated by reference into this proxy statement/ prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Kaival stockholders nor the issuance by Pubco of its Ordinary Shares in connection with the Business Combination will create any implication to the contrary.

Information contained or incorporated by reference in this proxy statement/prospectus regarding Kaival and its business, operations, management and other matters has been provided by Kaival, and information contained in this proxy statement/prospectus regarding Delta and its business, operations, management and other matters has been provided by Delta. Information provided by either Kaival, on the one hand, or Delta, on the other hand, does not constitute any representation, estimate or projection of any other party.

Except where otherwise noted, the information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Split, as described elsewhere in this proxy statement/prospectus.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, please contact Kaival’s proxy solicitor listed below. You will not be charged for any of these documents that you request.

Broadridge Financial Solutions, Inc
51 Mercedes Way
Edgewood, NY 11717
Toll Free: 1-800-690-6903

In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on            , 2024, you must request the information no later than seven business days prior to the date of the Special Meeting, by            , 2024.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 236 of this proxy statement/prospectus.

TRADEMARKS

Kaival and Delta own or have rights to trademarks that they use in connection with the operation of their respective businesses and that are used in this proxy statement/prospectus. This proxy statement/prospectus also includes other trademarks, trade names and service marks that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry data and forecasts that Kaival and Delta obtained or derived from internal company analyses, independent third-party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses, information, assumptions or judgments, as well as the independent sources referred to above. Statements as to industry position are based on market data currently available. Any estimates underlying such market-derived information and other factors could cause actual results to differ from those expressed in the independent parties’ estimates and in our estimates, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations, including as they relate to the potential Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, forward-looking statements may be identified by the use of words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•        a delay in completing, or the inability to complete, the transactions contemplated by the proposed Business Combination, due to a failure to obtain the approval of the stockholders of Kaival, a failure to satisfy other conditions to Closing in the Merger Agreement or some other reason;

•        the inability to obtain and/or maintain the listing of Pubco Ordinary Shares on Nasdaq or another exchange following the Business Combination;

•        the risk that the proposed Business Combination disrupts Delta’s or Kaival’s current business and operations;

•        the reaction of Delta’s or Kaival’s customers to the Business Combination;

•        the inability to realize anticipated benefits of the Business Combination, which could result from, among other things, competition, the inability to integrate the Kaival and Delta businesses or the inability of the combined business to generate revenue, grow and manage growth profitably;

•        differences in the debt, or working capital, or other expenses, or other items that affect the consideration in the Business Combination, or other assumptions relating to our calculation of possible values and percentages holdings by parties to the Business Combination;

•        costs related to the Business Combination;

•        the outcome of any legal proceedings that might be instituted against Kaival or Delta, including any legal proceedings relating to the proposed Business Combination;

•        changes in applicable laws or regulations;

•        the timing of revenue and expenditures;

•        the ability of Delta or Kaival to access sufficient capital to run its business;

•        assumptions regarding, and changes in, energy, material and labor prices;

•        Delta’s business strategy and plans, including future growth initiatives;

•        the result of future financing efforts;

•        the effects of increased competition as well as innovations by new and existing competitors in the markets within which Kaival and Delta operate;

•        Kaival’s and Delta’s ability to retain their existing customers and to increase the number of customers;

•        Kaival’s and Delta’s ability to effectively manage or sustain growth;

v

•        potential acquisitions and integration of complementary businesses and technologies;

•        future revenue, hiring plans, expenses, capital expenditures, and capital requirements;

•        Kaival’s and Delta’s ability to comply with new or modified laws and regulations that currently apply or become applicable to their businesses;

•        the loss of key employees or management personnel;

•        the possibility that Kaival or Delta might be adversely affected by other economic, business or competitive factors; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those indicated under the section entitled “Risk Factors.”

We caution you that the foregoing list may not contain all the forward-looking statements made in this proxy statement/prospectus. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, Kaival and Delta operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the companies’ management to predict all risks, nor can they assess the impact of all factors on the companies’ businesses or the extent to which any factor, or combination of factors, may cause the actual results of Kaival or Delta to differ materially from those contained in any forward-looking statements that may be made. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this proxy statement/prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus to conform these statements to actual results or to changes in our expectations.

You should read this proxy statement/prospectus and the documents that we reference in this proxy statement/prospectus and have filed with the SEC as exhibits to the registration statement of which this proxy statement/prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting of Kaival stockholders. The following questions and answers do not include all the information that is important to stockholders of Kaival. We urge the stockholders of Kaival to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein. Except where indicated, the information in this proxy statement/prospectus does not give effect to the proposed Reverse Split of Kaival Common Stock, as described in the Reverse Split Proposal, described in this proxy statement/prospectus.

Q:     Why am I receiving this proxy statement/prospectus?

A:     The board of directors of Kaival is soliciting your proxy to vote at the Special Meeting because you owned shares of Kaival Common Stock at the close of business on ________ __, 2024, the “Record Date” for the Special Meeting, and are therefore entitled to vote at the Special Meeting. This proxy statement/prospectus, along with a proxy card or a voting instruction card, is being mailed to stockholders on or about ______ __, 2024. Kaival has made these materials available to you on the Internet, and Kaival has delivered printed proxy materials to you or sent them to you by e-mail. This proxy statement summarizes the information that you need to know to cast your vote at the Special Meeting. You do not need to attend the Special Meeting to vote your shares of Kaival Common Stock.

Kaival’s stockholders are being asked to consider and vote upon a proposal to approve the Business Combination contemplated by the Merger Agreement, among other proposals. The Business Combination cannot be completed unless Kaival’s stockholders approve the Business Combination Proposal, the Charter Amendments Proposal and the Nasdaq Proposal set forth in this proxy statement/prospectus. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus.

Upon the completion of the transactions contemplated by the Merger Agreement, each of Kaival and Delta will become a direct or indirect, wholly owned subsidiary of a newly formed company, Pubco. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at Kaival’s Special Meeting. You should read this proxy statement/prospectus and its annexes and the other documents referred to herein carefully and in their entirety.

YOUR VOTE IS IMPORTANT. YOU ARE URGED TO SUBMIT YOUR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE SPECIAL MEETING.

Q:     When and where will the Special Meeting be held?

A:     The Special Meeting will be held at 10:00 a.m., local time, on ________, ________ __, 2024 virtually at [    ]. Kaival stockholders will be able to listen to the meeting live, submit questions and vote online regardless of location via the Internet at [    ] by using the Control ID and Request ID included on your notice regarding the availability of proxy materials, proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials.

Q:     On what matters will I be voting?

A:     Stockholders of Kaival are being asked to vote on the following proposals:

(1)    The Business Combination Proposal (Proposal 1) — To approve and adopt the Merger Agreement and the transactions contemplated therein, including the Business Combination (which we refer to as the “Business Combination Proposal”). A summary of the Business Combination is set forth in the “Business Combination (Proposal 1)” section of this proxy statement/prospectus, and a complete copy of the Merger Agreement is attached hereto as Annex A. You are encouraged to read it in its entirety.

(2)    The Charter Amendments Proposal (Proposal 2) — To approve and adopt the amended and restated memorandum and articles of association of Pubco (the “Proposed Charter”), in the form attached hereto as Annex B (which we refer to as the “Charter Amendments Proposal”), including, among other things, for the following:

(a)     a single class of ordinary shares with 499,000,000 authorized shares;

(b)    1,000,000 authorized preferred shares;

(c)     establishing that the board of directors of Pubco following the Closing of the Business Combination (the “Pubco Board”) will be divided into three classes with only one class of directors being appointed in each year and each class serving a three-year term and with the number of directors being initially fixed at five members or up to seven members; and

(d)    prohibiting shareholder actions by written consent.

(3)    The Advisory Charter Amendments Proposal (Proposal 3) — To approve, on a non-binding advisory basis, governance provisions in the Proposed Charter, presented separately in accordance with U.S. Securities and Exchange Commission (“SEC”) requirements (which we refer to as the “Advisory Charter Amendments Proposal”), and which include:

Advisory Charter Amendment Proposal 3(a) — To provide for a single class of Pubco Ordinary Shares and increase the number of authorized Pubco Ordinary Shares to 499,000,000;

Advisory Charter Amendment Proposal 3(b) — To provide for 1,000,000 of authorized preference shares of Pubco and their terms;

Advisory Charter Amendment Proposal 3(c) — To establish that the board of directors of Pubco following the Closing of the Business Combination (the “Pubco Board”) will be divided into three classes with only one class of directors being appointed in each year and each class serving a three-year term and with the number of directors being initially fixed at five members or up to seven members (pursuant to the Merger Agreement and in accordance with the initial appointment rights provided therein, as discussed under “Management of the Pubco after the Business Combination — Board Composition”); and

Advisory Charter Amendment Proposal 3(d) — To require that stockholders only act at meetings of Pubco and not by written consent.

(4)    The Reverse Stock Split Proposal (Proposal 4) — To consider and vote on a proposal to approve an amendment to the Kaival Certificate of Incorporation to provide for a reverse stock split (the “Reverse Stock Split”) of the Kaival Common Stock, that will be at a ratio ranging from one for two (1:2) to one for [*] (1:[*]), the final determination of which shall be determined by the Kaival Board (which we refer to as the “Reverse Stock Split Proposal” and together with the Business Combination Proposal and the Charter Amendments Proposal, the “Condition Precedent Proposals”); and

(5)    The Adjournment Proposal (Proposal 5) — To approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the special meeting (which we refer to as the “Adjournment Proposal”).

The Business Combination is conditioned upon the approval of the Condition Precedent Proposals, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the approval of the Advisory Charter Amendments Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Q:     Why is Kaival proposing the Merger?

A:     In the course of its evaluation of the Merger Agreement and merger with Delta, the Kaival Board held numerous meetings, consulted with Kaival’s executive management, Kaival’s outside legal counsel and Kaival’s financial advisors, and reviewed and assessed a significant amount of information, and considered a number of factors, including, without limitation, the following the receipt of a fairness opinion presentation from Newbridge Securities Corporation, an independent valuation firm and the other factors described in the section of the proxy statement/prospectus entitled “The Business Combination — Recommendation of Kaival’s Board of Directors and Reasons for the Business Combination,” unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Kaival and its stockholders; (ii) approved the execution of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) recommended that the Kaival Stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and (iv) directed that the adoption of the Merger Agreement be submitted to Kaival Stockholders for consideration at the Special Meeting.

Q:     What consideration will Kaival stockholders receive if the Business Combination is completed?

A:     The estimated total consideration to Kaival stockholders in the Business Combination is approximately $31 million consisting of Pubco Ordinary Shares, subject to adjustment in accordance with the terms and conditions of the Merger Agreement, as described further in the accompanying proxy statement/prospectus. This total consideration payable to Kaival stockholders in Pubco Ordinary Shares is agreed upon amongst the parties pursuant to the Merger Agreement and reflecting an agreed-upon premium to the then-current trading price of shares of Kaival Common Stock. Immediately prior to the effective time of the Merger, it is anticipated that Kaival’s Board will implement the Reverse Split of Kaival Common Stock, assuming approval of the Reverse Split Proposal at the Special Meeting. The Reverse Split would result in an equivalent adjustment to ordinary shares of Pubco issued pursuant to the Merger Agreement and without changing the respective percentages of Pubco held by stockholders of Kaival and the Sellers.

Immediately prior to the effective time of the Merger (the “effective time”), pursuant to the Merger Agreement, each of Kaival’s issued and outstanding shares of Series B preferred stock, par value $0.001 per share, shall convert into shares of Kaival Common Stock at the conversion rate of approximately 0.4 share of Kaival Common Stock per share of Series B preferred stock. Also, prior to the effective time, each stock option and restricted stock unit of Kaival will vest and be exercised into Kaival Common Stock.

Pursuant to the Merger Agreement, at the effective time, regarding the consideration to Kaival stockholders and warrantholders:

(i)     each share of Kaival Common Stock will be cancelled in exchange for the right to receive one Pubco Ordinary Share; and

(ii)    each warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $[____] per share, and each pre-funded warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $0.001 per share, shall be cancelled in exchange for an equivalent warrant on substantially the same terms to purchase Pubco Ordinary Shares;

in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement.

The Sellers will receive Pubco Ordinary Shares in the Share Exchange, consisting of the Exchange Consideration. Additionally, if the revenue of Pubco equals or exceeds $700 million, and the EBITDA or net income of Pubco equals or exceeds $20 million or $10 million respectively, as reported in Pubco’s audited financial statements for the fiscal year ending December 31, 2025 (subject to adjustments provided in the Merger Agreement for specified restatements of such audited financial statements within one year of their filing), the Sellers will be eligible to receive the Earnout Shares.

The exact number of Pubco Ordinary Shares to be issued as consideration in connection with the Business Combination remains subject to adjustment and will be finally determined in accordance with, and subject to, the terms of the Merger Agreement. For a discussion of the merger consideration, see “The Business Combination Proposal (Proposal 1) — Merger Consideration” and “Unaudited Pro Forma Combined Financial Information.”

Q:     What happens if I transfer my shares after the Record Date, but before the Special Meeting?

A:     The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of Kaival after the Record Date but before the Special Meeting, you will retain your right to vote at the Special Meeting, but will transfer ownership of the shares and will not hold an interest in Kaival with respect of such shares after the Business Combination is completed.

Q:     Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:     Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 36 of this proxy statement/prospectus.

Q:     How does Kaival’s board of directors recommend that I vote?

A:     The Kaival board of directors (the “Kaival Board”) recommends that Kaival stockholders vote or give instruction to vote:

☐ “FOR” the Business Combination Proposal;

☐ “FOR” the Charter Amendments Proposal;

☐ “FOR” the Advisory Charter Amendments Proposal;

☐ “FOR” the Reverse Stock Split Proposal; and

☐ “FOR” the Adjournment Proposal, if presented.

You should read section entitled “The Business Combination — Recommendation of Kaival’s Board of Directors and Reasons for the Business Combination” beginning on page 83 for a discussion of the factors that the Kaival Board considered in deciding to recommend the approval of the Business Combination Proposal.

Q:     Do persons involved in the Business Combination have interests that may conflict with those as a Kaival stockholder generally?

A:     In considering the recommendation of the Kaival Board to approve the Merger Agreement, Kaival stockholders should be aware that certain Kaival executive officers and directors may be deemed to have interests in the Business Combination that are different from, or in addition to, those of Kaival stockholders generally.

As of September 30, 2024, Kaival’s directors and executive officers beneficially owned approximately [___]% of the outstanding shares of Kaival Common Stock.

Concurrently with the entry into the Merger Agreement, Kaival, Delta and Pubco entered into a Voting and Support Agreement (the “Voting Agreement”) with officers and directors of Kaival who hold Kaival Common Stock or securities convertible into Kaival Common Stock, and which we refer to as the “Holders.” In the Voting Agreement, the Holders pursuant to have agreed to vote (i) in favor of approving all resolutions related to the Merger Agreement and related transactions as contemplated thereunder, (ii) in favor of adopting the Merger Agreement, (iii) in opposition to specified other proposals for the acquisition of Kaival, (iv) to execute documentation in support of the Merger Agreement and related transactions and (v) to refrain from exercising dissenters’ rights or rights of appraisal, if any, with respect to these transactions. The Voting Agreement includes appointments of a proxy and limitations on transfer of Kaival shares by the Holder and will terminate upon the earliest to occur of (x) the mutual written consent of each of Delta, Pubco, Kaival and the Holder, (y) the effective time of the Merger, and (z) the date of termination of the Merger Agreement in accordance with its terms.

Kaival, Delta and Pubco expect that a majority of the holders of Kaival Common Stock will execute voting support Agreements equivalent to the Voting Agreements. Delta has the right to terminate the Merger Agreement if a majority of holders of KAVL Common Stock have not entered into voting and support agreements equivalent to the Voting Agreements on or before October 31, 2024.

Further, as of July 31, 2024, there were outstanding options exercisable for up to 267,821 shares of Kaival Common Stock, of which 49,857 are exercisable by Kaival’s directors and executive officers. Prior to the effective time of the Business Combination, each outstanding stock option of Kaival will be cancelled.

x

These interests, which may create actual or potential conflicts of interest, are, to the extent material, described in the section entitled “Interests of Directors and Executive Officers of Kaival in the Merger.”

Q:     Are the Proposals conditioned on one another?

A:     Yes. We refer to the Business Combination Proposal, the Charter Amendments Proposal, the Reverse Stock Split Proposal, as “Condition Precedent Proposals.” The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting. The Condition Precedent Proposals are each conditioned on each other. If the Business Combination Proposal is not approved, the other Proposals, other than the Adjournment Proposal, will not be presented to the stockholders of Kaival at the Special Meeting. The Adjournment Proposal, as well as the Advisory Charter Amendments Proposal, is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Q:     How do I vote?

A:     After you have carefully read this proxy statement prospectus and have decided how you wish to vote your shares of Kaival Common Stock, please vote your shares promptly.

Stockholders of Record

If your shares of Kaival Common Stock are registered directly in your name with Kaival’s transfer agent, VStock Transfer, LLC, you are the stockholder of record of those shares and these proxy materials have been mailed or e-mailed to you by Kaival. You may vote your shares by Internet or by mail as further described below. Your vote authorizes Mark Thoenes, Interim Chief Executive Officer of Kaival, as your proxy, with the power to appoint his substitute, to represent and vote your shares as you direct.

☐ Vote by Internet — http://www.___________________________.

☐ Use the Internet to transmit your voting instructions 24 hours a day, seven days a week until 11:59 p.m. (Eastern Time) on ______, ______ __, 2024.

☐ Please have your proxy card available and follow the instructions to obtain your records and create an electronic ballot.

☐ Vote by mail.

☐ Complete, date and sign your proxy card and return it in the postage-paid envelope provided.

Beneficial Owners

If you own shares through a bank, broker, trust or other nominee rather than in your own name, you are the beneficial owner of shares, but considered to be holding the shares in “street name.” If your shares are held in street name, these proxy materials are being forwarded to you by your broker, bank or other record holder, along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions.

The Kaival Board of Directors is not aware of any other matters to be presented for action at the meeting, but if other matters are properly brought before the Special Meeting, shares represented by properly completed proxies received by mail, telephone, Fax or the Internet will be voted in accordance with the judgment of the persons named as proxies.

Q:     What constitutes a quorum for voting at the Special Meeting?

A:     A quorum of stockholders at the Special Meeting is necessary to hold a valid meeting. If the holders of one third of the total number of votes eligible to be cast by the holders of the outstanding shares of Kaival Common Stock entitled to vote are represented in person or by proxy at the Special Meeting, a quorum will exist. Kaival will count proxies marked as “abstain”, “withhold” and broker non-votes (as defined and described below) as shares present for purposes of forming a quorum at the Special Meeting.

Q:     What vote is required to approve each Proposal?

A:     Assuming a quorum is present at the Special Meeting the following votes will be required to approve each Proposal:

The Business Combination Proposal requires the affirmative vote of a majority of the voting power of the issued and outstanding shares of Kaival. As a result, abstentions and “broker non-votes” (see below), if any, will have the effect of a vote against the Business Combination Proposal. Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.

The Charter Amendments Proposal requires the affirmative vote of a majority of the voting power of the issued and outstanding shares of Kaival. As a result, abstentions and “broker non-votes” (see below), if any, will have the effect of a vote against the Charter Amendments Proposal. Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.

The Advisory Charter Amendments Proposal requires the affirmative vote of the holders of a majority of shares present and entitled to vote at the Special Meeting, if a quorum is present. As a result, abstentions and “broker non-votes” (see below), if any, will have no effect on the Advisory Charter Amendments Proposal.

The approval of the Advisory Charter Amendments Proposal is not required by the Delaware General Corporation Law (the “DGCL”) separate and apart from the Charter Amendments Proposal. However, pursuant to SEC guidance, Kaival is required to submit these provisions to its stockholders separately for approval. However, the stockholder votes regarding this proposal is advisory, and are binding on Kaival or the Kaival Board (separate and apart from the approval of the Charter Amendments Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendments Proposal (separate and apart from approval of the Charter Amendments Proposal).

The Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of shares present and entitled to vote at the Special Meeting, if a quorum is present. As a result, abstentions and “broker non-votes” (see below), if any, will have no effect on the Reverse Stock Split Proposal.

The Adjournment Proposal, if presented, requires the affirmative vote of the holders of a majority of shares present and entitled to vote at the Special Meeting. As a result, abstentions and “broker non-votes” (see below), if any, will have no effect on the Adjournment Proposal.

Q:     What are abstentions and broker non-votes and how do they impact the Proposals?

A:     An abstention represents a stockholder’s affirmative choice to decline to vote on a proposal. Under the DGCL, abstentions are considered present and entitled to vote at the Special Meeting. As a result, abstentions will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against a proposal in cases where approval of the proposal requires the affirmative vote of the majority of the voting power of Kaival (the Business Combination Proposal and the Charter Amendments Proposal).

If your shares of Kaival Common Stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares.

If you are a beneficial owner of shares held in “street name” and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

We believe the Adjournment Proposal will be considered “routine” under the relevant securities exchange rules and will not be subject to broker non-vote. All other Proposals involve matters that we believe will be considered “non-routine” and brokers and other intermediaries will not have the discretion to vote on them without voting instructions. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided by such organization.

If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

If you are a Kaival stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Amendments Proposal, the Advisory Charter Amendments Proposal, the Reverse Stock Split Proposal, or the Adjournment Proposal.

Q:     How many votes do I and others have?

A:     You are entitled to one vote for each share of Kaival Common Stock that you held as of the Record Date. As of the close of business on the Record Date, there were       outstanding shares of Kaival Common Stock.

Q:     What if I vote and then change my mind?

A:     If you give us your proxy, you may change or revoke it at any time before the Special Meeting. You may change or revoke your proxy in any one of the following ways:

•        filing with the Secretary of Kaival a notice of revocation prior to the Special Meeting;

•        re-voting over the Internet as instructed above;

•        sending in another duly executed proxy bearing a later date; or

•        attending the Special Meeting and voting at the meeting. Attending the Special Meeting will not in and of itself revoke a previously submitted proxy.

For purposes of submitting your vote online, you may change your vote until 11:59 p.m. Eastern Time on       , 2024. At this deadline, the last vote submitted will determine the vote that is counted.

Q:     How will our directors and executive officers vote on the Proposals?

A:     As of the Record Date, the directors and executive officers of Kaival as a group owned and were entitled to vote _________ shares of the common stock of Kaival, representing approximately _____% of the outstanding shares of Kaival Common Stock on that date. Kaival expects that its directors and executive officers will vote their shares in favor of the Business Combination Proposal, the Charter Amendments Proposal, the Advisory Charter Amendments Proposal, the Reverse Stock Split Proposal and the Adjournment Proposal (if presented). In connection with the execution of the Merger Agreement, specified Kaival officer and directors have entered into a Voting Agreement. In the Voting Agreement, they have agreed to vote (i) in favor of approving all resolutions related to the Merger Agreement and related transactions as contemplated thereunder, (ii) in favor of adopting the Merger Agreement, (iii) in opposition to specified other proposals for the acquisition of Kaival, (iv) to execute documentation in support of the Merger Agreement and related transactions and (v) to refrain from exercising dissenters’ rights or rights of appraisal, if any, with respect to these transactions.

Kaival, Delta and Pubco expect that a majority of the holders of Kaival Common Stock will execute voting support Agreements equivalent to the Voting Agreements. Delta has the right to terminate the Merger Agreement if a majority of holders of KAVL Common Stock have not entered into voting and support agreements equivalent to the Voting Agreements on or before October 31, 2024.

Q:     What will happen if I return my proxy card without indicating how to vote?

A: If you sign and return your proxy card without indicating how to vote on any particular proposal, your shares of Kaival Common Stock represented by your proxy will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the Special Meeting and cannot be voted.

Q:     Can I change my vote after I have returned a proxy or voting instruction card?

A:     Yes. You can change your vote at any time before your proxy is voted at the Special Meeting. You can do this in one of four ways:

☐ you can grant a new, valid proxy bearing a later date;

☐ you can send a signed notice of revocation;

☐ if you are a holder of record, you can attend the Special Meeting and vote, which will automatically cancel any proxy previously given, or you may revoke your proxy at the Special Meeting, but your attendance alone will not revoke any proxy that you have previously given; or

☐ if your shares of Kaival Common Stock are held in an account with a broker, bank or other nominee, you must follow the instructions on the voting instruction card you received in order to change or revoke your instructions.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of Kaival, as specified in this proxy statement, no later than the beginning of the Special Meeting. If your shares are held in street name by your broker, bank or nominee, you should contact them to change your vote.

Q:     Are Kaival stockholders entitled to appraisal rights?

A:     No. Kaival stockholders do not have appraisal rights in connection with the Business Combination under the DGCL.

Q:     What do I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials for the Special Meeting, including multiple copies of this proxy statement, proxy cards and/or voting instruction forms. This can occur if you hold your shares of common stock in more than one brokerage account, if you hold shares directly as a record holder and also in street name, or otherwise through a nominee, and in certain other circumstances. If you receive more than one set of voting materials, each should be voted and/or returned separately in order to ensure that all of your shares of common stock are voted.

Q:     If I am a Kaival stockholder, should I send in my Kaival stock certificates (if any) with my proxy card?

A:     No. Please DO NOT send your Kaival stock certificates (if any) with your proxy card.

After the Business Combination is completed, if you held certificates representing shares of Kaival Common Stock prior to the Business Combination, Pubco’s transfer agent,      , will send you a letter of transmittal and instructions for exchanging your shares of Kaival Common Stock for Pubco Ordinary Shares. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, you will receive your Pubco Ordinary Shares.

Q:     What are the material U.S. federal income tax consequences of the Business Combination to U.S. holders of Kaival Common Stock?

A:     Please review carefully the information under “Material U.S. Federal Income Tax Consequences of the Business Combination” for a description of the material U.S. federal income tax consequences of the Business Combination. The tax consequences to you will depend on your own situation. Please consult your tax advisors as to the specific tax consequences to you of the Business Combination, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in light of your particular circumstances.

Q:     When do you expect the Business Combination to be completed?

A:     We are working to complete the Business Combination as quickly as possible, and we expect to complete all transactions as early as in the second half of 2024. However, Kaival cannot assure you when or if the Business Combination will occur. The Business Combination is subject to Kaival stockholder approval and other conditions, and it is possible that factors outside the control of both Kaival and Delta could result in the Business Combination being completed at a later time, or not at all. There may be a substantial amount of time between the Special Meeting and the completion of the Business Combination.

Q:     Whom should I call with questions about the Special Meeting or the Business Combination?

A:     Kaival stockholders should call Broadridge Financial Solutions, Inc. (“Broadridge”), 51 Mercedes Way
Edgewood, NY 11717, or toll free at telephone: 1-800-690-6903. Banks and brokers can call toll free at this number as well.

Kaival will pay the cost of soliciting proxies for the Special Meeting. Kaival has engaged Broadridge to assist in the solicitation of proxies for the special meeting. The fees that will be paid to Broadridge are anticipated to be approximately $__,000, and Kaival will reimburse their out-of-pocket expenses. Kaival has also agreed to indemnify Broadridge against certain claims. Kaival also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Kaival Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Kaival Common Stock and in obtaining voting instructions from those owners. Kaival’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     What will the business of Pubco be if the Business Combination is consummated?

A:     The business of Pubco is anticipated to be organized into four segments, (i) Kaival, (ii) Bulk Logistics, (iii) Energy Logistics and (iv) Asset Management.

Q:     What will the board of directors and management of Pubco be if the Business Combination is consummated?

A:     Following the consummation of the Business Combination, the Board of Directors of Pubco will be comprised of six directors, as described in the is proxy statement/prospectus under “Management of Pubco Following the Business Combination.” In addition, Mudit Paliwal and Joseph Nelson, currently the Chief Executive Officer and Chief Financial Officer, respectively, of Delta, will be the chief executive officer and chief financial officer, respectively, of Pubco. See “Management of Pubco Following the Business Combination” for more information.

Q:     What were the bases of the board of Kaival’s recommendation for the Business Combination and what other factors did it consider in connection with the Business Combination?

A:     In evaluating the Merger Agreement and the transactions contemplated thereby and recommending that Kaival’s stockholders vote in favor of the Business Combination Proposal, Kaival’s board of directors, in consultation with Kaival’s senior management, outside legal counsel and financial advisor, considered numerous positive factors relating to the Merger Agreement, the Business Combination and the other transactions contemplated thereby including the following material factors:

•        the approximately $31 million valuation of Kaival in the context of the Business Combination vis a vis the perceived value of Kaival reflected in the price of its common stock;

•        the fact that Kaival’s board of directors received and reviewed a fairness opinion from Newbridge stating that the Merger Consideration to be received in the Business Combination is fair; and

•        the fact that resolutions approving the Merger Agreement were unanimously approved by Kaival’s board of directors, which is comprised of a majority of independent directors.

Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 36 of this proxy statement/prospectus.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and does not contain all the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination, you should read this entire document carefully, including the Merger Agreement attached as Annex A to this proxy statement/prospectus. The Merger Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “The Merger Agreement.”

The Parties

Kaival Brands Innovations Group, Inc. (“Kaival”)

Kaival Brands Innovations Group, Inc., or Kaival, was incorporated on September 4, 2018, in the State of Delaware. Effective July 12, 2019, Kaival changed its corporate name from Quick Start Holdings, Inc. to Kaival Brands Innovations Group, Inc. The name change was affected through a parent-subsidiary short-form merger of Kaival Brands Innovations Group, Inc., the Company’s wholly-owned Delaware subsidiary formed solely for the purpose of the name change, with and into us. Kaival is the surviving entity.

Kaival is engaged in the sale, marketing and distribution of electronic nicotine delivery system (“ENDS”) products, also known as “e-cigarettes”, in a variety of flavors. Kaival’s primary product is the Bidi® Stick as well as other products manufactured by its affiliate Bidi Vapor LLC (“Bidi”). Kaival hold the exclusive worldwide right to market and distribute the Bidi® Stick and certain other products manufactured by Bidi. Their current revenue generating activities are focused on driving sales growth of the BIDI® Stick, primarily through wholesale and traditional retail channels, including convenience stores. Along with its affiliate Bidi, which bears the bulk of the responsibility for U.S. Food and Drug Administration (“FDA”) and other regulatory matters relating to its products, Kaival are committed to compliance with established FDA requirements regarding the use of its products.

On March 9, 2020, Kaival entered into an exclusive Distribution Agreement with its affiliate Bidi Vapor LLC (“Bidi”), which Distribution Agreement was amended and restated on May 21, 2020, April 20, 2021, June 10, 2022, and November 17, 2022 (collectively, the “A&R Distribution Agreement”). KDMM Trust I, the trustee of which is the widow of Kaival’s former Chief Executive Officer and director, Nirajkumar Patel, the largest shareholder of Kaival, owns all of the voting equity of Bidi. Pursuant to the A&R Distribution Agreement, Bidi granted Kaival an exclusive worldwide right to distribute Bidi’s ENDS as well as non-electronic nicotine delivery systems and related components (as more particularly set forth in the A&R Distribution Agreement) for sale and resale to both retail level customers and non-retail level customers. Currently, such products consist solely of the “BIDI® Stick”, Bidi’s disposable, tamper resistant ENDS product made with medical-grade components, a UL-certified battery and technology designed to deliver a consistent vaping experience for adult smokers 21 and over. Kaival presently distributes Bidi products to wholesalers and retailers of ENDS products, having ceased all direct-to-consumer sales in February 2021 in order to better ensure youth access prevention and to comply with the Prevent All Cigarette Trafficking Act (known as the PACT Act).

Kaival’s principal executive offices are located at 4460 Old Dixie Highway, Grant-Valkaria, Florida 32949. Kaival’s telephone number is (833) 452-4825.

Kaival’s common stock, par value $0.001 per share, is listed on the Nasdaq Capital Market under the trading symbol “KAVL”.

Delta Corp Holdings Limited

Delta was incorporated in 2021 as a holding company for global businesses engaged in logistics, fuel supply and asset management related services, primarily servicing the maritime supply chain. Several of Delta’s subsidiaries have been in operation since 2019. Delta operates its businesses in three segments: Bulk Logistics, Energy Logistics and Asset Management. Together its businesses facilitate the global trade of energy, raw materials, intermediate goods and agricultural products. Delta offers customized & client-centric solutions for their logistic and asset management requirements. Delta seeks to operate in high-growth and niche markets in providing these solutions. Delta partners with companies that value long-term relationships, care about quality of service and seek a company with a thoroughly professional approach to managing their supply chains.

On January 28, 2021, Delta was organized as a private company under the laws of England and Wales by organizing the businesses of Delta established in 2019. The following is a list of Delta’s direct and indirect subsidiaries as of December 31, 2023:

Name	Country of incorporation	Ownership
Delta Corp Shipping B.V.	Netherlands	100%
Delta Corp Shipping Pte. Ltd.	Singapore	100%
Delta Corp Europe Aps	Denmark	100%
Delta Carrier ME DMCC	United Arab Emirates	100%
Delta HNT FZE	United Arab Emirates	100%
Deltabulk Shipping India Private Ltd.	India	100%
Delta Bulk Shipping DMCC	United Arab Emirates	100%
Vishwaa Carriers LLC	United Arab Emirates	49%
Delta Avon Ltd.	Marshall Islands	100%
Delta Energy Fuel Supply & Trading B.V.	Netherlands	100%
Delta Energy Fuel Supply & Trading S.A.	Switzerland	100%
Delta Energy Fuel Supply & Trading Ltd.	Ireland	100%
Name	Country of incorporation	Ownership
Delta Energy Fuel Supply & Trading GmbH	Germany	100%
Delta Connect DMCC	United Arab Emirates	100%
Delta Energies Limited	United Kingdom	100%
Oleo Energy DMCC	United Arab Emirates	100%
Oleo India Pvt. Ltd.	India	100%
Gulf Petrochem Factory LLC	United Arab Emirates	49%
Delta Corp (Mauritius) Limited	Mauritius	100%
Delta Energy Fuel & Lubricants Nigeria Ltd.	Nigeria	100%
Delta Lubricants & Greases Tanzania Ltd.	Tanzania	100%
Delta Energies (Mauritius) Limited	Mauritius	100%
DC Energy Kenya Ltd.	Kenya	100%
Delta Energy Rwanda Ltd.	Rwanda	100%
DC Energy Uganda Ltd.	Uganda	100%
Delta Corp Tanzania Ltd.	Tanzania	100%
Delta Corp Ship Management B.V.	Netherlands	100%
Delta Corp Ship Management DMCCO*	United Arab Emirates	100%
Delta Corp Asset Management Pte. Ltd.	Singapore	100%
EO Offshore Singapore Pte. Ltd.	Singapore	100%
EO Offshore (M) Sdn. Bhd.	Malaysia	100%
EO Offshore Service Singapore Pte. Ltd.	Singapore	100%
EO Offshore Services (M) Sdn. Bhd.	Malaysia	100%
Delta Corp Logistics USA LLC	United States of America	100%

Delta’s principal executive offices and mailing address are located at Suite 3016, The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB, United Kingdom and its phone number is (+44) 0203 753 5598.

Pubco

Pubco is a Cayman Islands exempted company and is the owner of all of the issued and outstanding equity interests of Merger Sub. Pubco was incorporated under the laws of the Cayman Islands on September 21, 2022. Pubco owns no material assets other than the equity interests of Merger Sub and it does not operate any business.

The mailing address of the principal executive offices of Pubco is Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, and its telephone number is (345) 814-6677.

Merger Sub

Merger Sub is a wholly-owned subsidiary of Pubco formed solely for the purpose of effectuating the merger with Kaival in which Kaival will be the surviving entity. Merger Sub was incorporated under the laws of the State of Delaware on September 17, 2024. Merger Sub owns no material assets and does not operate any business.

The mailing address and telephone number of Merger Sub’s principal executive office is the same as for Pubco. At the consummation of the Business Combination, Merger Sub will cease to exist after being merged into Kaival.

The Merger Agreement

On September 23, 2024, Kaival entered into a Merger and Share Exchange Agreement (as amended and supplemented from time to time, the “Merger Agreement”) with Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), shareholders of Delta, consisting of Delta Corp Cayman Limited a company organized under the laws of the Cayman Islands (referred to herein as DCC which is owned entirely beneficially by Delta’s founder and chief executive officer, Mudit Paliwal and his related persons (the “Sellers”), Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), KAVL Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”), and the other parties thereto. Pursuant to the Merger Agreement (a) Pubco will acquire all of the issued and outstanding capital shares of Delta from the Sellers in exchange for the issue by Pubco of ordinary shares in the capital of Pubco, such that Delta becomes a wholly owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Merger Sub will merge into Kaival, with Kaival continuing as the surviving entity and wholly owned subsidiary of Pubco, resulting in each of Kaival and Delta continuing as separate, wholly-owned subsidiaries of Pubco. For more information about the transactions contemplated by the Merger Agreement, please see the section entitled “The Business Combination Proposal — Merger Agreement.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated herein by reference.

Business Combination Consideration

The estimated total consideration to Kaival stockholders in the Business Combination is approximately $31 million consisting of Pubco Ordinary Shares, subject to adjustment in accordance with the terms and conditions of the Merger Agreement, as described further in the accompanying proxy statement/prospectus. This total consideration payable to Kaival stockholders in Pubco Ordinary Shares is agreed upon amongst the parties pursuant to the Merger Agreement and reflecting an agreed-upon premium to the then-current trading price of shares of Kaival Common Stock.

Immediately prior to the effective time of the Merger (the “effective time”), pursuant to the Merger Agreement, each of Kaival’s issued and outstanding shares of Series B preferred stock, par value $0.001 per share, shall convert into shares of Kaival Common Stock at the conversion rate of approximately 0.4 share of Kaival Common Stock per share of Series B preferred stock. Also, prior to the effective time, each stock option and restricted stock unit of Kaival will vest and be exercised into Kaival Common Stock.

Pursuant to the Merger Agreement, at the effective time:

(i)     each share of Kaival Common Stock will be cancelled in exchange for the right to receive one Pubco Ordinary Share; and

(ii)    each warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $[____] per share, and each pre-funded warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $0.001 per share, shall be cancelled in exchange for an equivalent warrant on substantially the same terms to purchase Pubco Ordinary Shares; and

(iii)   the Sellers (and Maxim) will receive Pubco Ordinary Shares in the Share Exchange, consisting of the Exchange Consideration;

in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement.

Additionally, if the revenue of Pubco equals or exceeds $700 million, and the EBITDA or net income of Pubco equals or exceeds $20 million or $10 million respectively, as reported in Pubco’s audited financial statements for the fiscal year ending December 31, 2025 (subject to adjustments provided in the Merger Agreement for specified restatements of such audited financial statements within one year of their filing), the Sellers will be eligible to receive additional Pubco Ordinary Shares valued at $30 million based on the per share price of KAVL (consisting of Kaival Equity Value divided by KAVL Outstanding Shares, in each case as defined in the Merger Agreement under the term per Kaival Share Price), which we refer to as the “Earnout Shares.” The Exchange Consideration includes Pubco Ordinary Shares issued to Maxim for M&A advisory services provided in connection with the Business Combination, in exchange for Maxim’s ordinary shares of Delta, as described in this proxy statement/prospectus.

Representations and Warranties

Kaival, Pubco, Delta and the Sellers have made customary representations and warranties in the Merger Agreement and have agreed to customary covenants regarding the operation of their respective businesses prior to the closing of the transactions contemplated thereby.

Conditions to Closing

According to the terms of the Merger Agreement, the Closing of the Business Combination is subject to customary closing conditions, including, conditions exercisable by each of Delta and Kaival, which we refer to as Mutual Conditions, and by Delta and Kaival respectively.

Mutual Conditions

The obligations of Delta and Kaival to consummate the Business Combination are subject to the satisfaction or waiver (by each of Delta and Kaival) at or prior to the effective time of the Merger of the following conditions:

•        The Condition Precedent Proposals having each been approved and adopted by the requisite affirmative vote of Kaival stockholders at the Special Meeting in accordance with this proxy statement/prospectus, Kaival’s existing organizational documents and applicable law;

•        Any waiting period (and any extension thereof) applicable to the consummation of the Business Combination under any antitrust laws shall have expired or been terminated;

•        All required regulatory approvals set forth in the Merger Agreement having been obtained;

•        All required consents applicable as set forth in the Merger Agreement having been obtained;

•        No governmental authority having enacted, issued, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the transactions contemplated by the Merger Agreement illegal or otherwise prohibiting the consummation of the Business Combination and such transactions;

•        The members of the Pubco Board having been elected or appointed as of the Closing consistent with the Merger Agreement;

•        At or prior to the Closing, the shareholders of Pubco having amended and restated the memorandum and articles of association of Pubco, which we refer to as the Pubco Charter, in form and substance as shall have been mutually agreed by Pubco, Delta and Kaival prior to the Closing;

•        Each of Delta and Kaival having received evidence reasonably satisfactory to such party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing;

•        The Registration Statement of which this proxy statement/prospectus forms a part having been declared effective and not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order of the effectiveness of the Registration Statement; and

•        The Pubco Ordinary Shares to be issued in connection with the closing of the Business Combination having been approved for listing on the Nasdaq, subject to official notice of issuance.

Conditions to Obligations of Delta, Pubco, Merger Sub and the Sellers

In addition to the mutual conditions specified above, the obligations of Delta, Pubco, Merger Sub and the Sellers to consummate the Business Combination are subject to the satisfaction or written waiver (by Delta and Pubco) of the following conditions:

•        The accuracy of the representations and warranties of Kaival set forth in the Merger Agreement and in any certificate delivered by or on behalf of Kaival, on the date of the Merger Agreement and Closing Date (except when another particular date is specified and then as of such date), except any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Kaival;

•        Kaival having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing;

•        No Material Adverse Effect (as described below in the section entitled “Merger Agreement — Material Adverse Effect”) having occurred with respect to Kaival since the date of the Merger Agreement;

•        The Registration Rights Agreement, and lockup agreement for applicable Kaival holders, being in full force and effect as of the Closing;

•        Upon the Closing, Kaival having (i) no Indebtedness (as defined in the Merger Agreement), (ii) an amount of unrestricted cash (and cash equivalents) at least equal to Kaival’s accrued and unpaid expenses (including director and officer tail insurance premiums), and (iii) ) no stand-by equity lines, preferred equity, warrants, options, derivatives or any other convertible securities outstanding (other than those stock options and restricted stock units which are cancelled and exchanged for equivalent options or restricted stock units of Pubco pursuant to the Merger Agreement, and the Kaival Warrants, in each case issued and outstanding as of the date of the Merger Agreement);

•        each of the Maxim Advisory Agreement Amendment and the Maxim Placement Agreement Termination (in each case, as defined in the Merger Agreement) being in full force and effect as of the Closing,

•        The effectiveness of the Bidi License Document Amendments (as defined in the Merger Agreement) and, in the event of the novation or termination of any of the PMI License or PMI License Documents (in each case, as defined in the Merger Agreement), such novation or termination being in full force and effect as of the Closing;

•        All required consents applicable as set forth in the Merger Agreement having been obtained; and

•        The delivery by Kaival of customary closing documents and certificates certifying as to the satisfaction of certain conditions specified in the Merger Agreement, among other things.

Conditions to Obligations of Kaival

In addition to the conditions specified above, the obligations of Kaival to consummate the Business Combination are subject to the satisfaction or written waiver (by Kaival) of the following conditions:

•        The accuracy of the representations and warranties of Delta, Pubco, Merger Sub and the Sellers set forth in the Merger Agreement and in any certificate delivered by or on behalf of Delta, Pubco, Merger Sub and the Sellers, on the date of the Merger Agreement and Closing Date (except when another particular date is specified and then as of such date), except any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Delta or Pubco;

•        Delta, Pubco, Merger Sub and the Sellers having performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Merger Agreement;

•        No Material Adverse Effect shall have occurred with respect to any Delta Company or Pubco since the date of the Merger Agreement which is continuing and uncured;

•        Each Lock-Up Agreement and the Registration Rights Agreement of Sellers having been in full force and effect in accordance with the terms thereof as of the Closing;

•        The Share Exchange having been effectuated;

•        The delivery by Delta, Pubco, Merger Sub and the Sellers of customary closing documents and certificates certifying as to the satisfaction of certain conditions specified in the Merger Agreement, among other things; and

•        At or prior to the Closing, counsel for each of Kaival, and Delta, delivered a tax opinion, dated as of the Closing, that the transactions contemplated by the Merger Agreement should be treated as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended.

Termination Rights

The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Closing as follows:

•        by mutual written consent of Kaival and Delta;

•        by written notice by Kaival or Delta if any of the conditions to Closing have not been satisfied or waived by February 15, 2025, which is referred to as the Outside Date (unless such party’s breach or violation of any representation, warranty, covenant or obligation was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date);

•        by written notice by either Kaival or Delta if a governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable (unless such party’s failure to comply with any provision of the Merger Agreement was a substantial cause of, or substantially resulted in, the action by the governmental authority);

•        by written notice by Delta to Kaival, if (i) there has been a breach by Kaival of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Kaival shall have become untrue or inaccurate, in any case, which would result in a failure of the Closing conditions of Delta described above, relating to breach of representations or warranties, or agreements or covenants, respectively, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Kaival by Delta or (B) the Outside Date (unless at such time Delta Pubco, Merger Sub or any Seller is in material uncured breach of the Merger Agreement);

•        by written notice by Kaival to Delta, if (i) there has been a breach by Delta, Pubco, Merger Sub or any Seller of any of such person’s representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of such person shall have become untrue or inaccurate, in any case, which would result in a failure of the Closing conditions of Kaival described above, relating to breach of representations or warranties, or agreements or covenants, respectively and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Delta by Kaival or (B) the Outside Date (unless at such time Kaival is in material uncured breach of the Merger Agreement);

•        by written notice by Kaival to Delta, if there has been a Material Adverse Effect (as described below in the section entitled “Merger Agreement — Material Adverse Effect”) on Delta or Pubco following the date of the Merger Agreement which is uncured and continuing;

•        by written notice by Delta to Kaival, if there has been a Material Adverse Effect (as described below in the section entitled “Merger Agreement — Material Adverse Effect”) on Kaival following the date of the Merger Agreement which is uncured and continuing;

•        by written notice by either Kaival or Delta to the other if the Special Meeting is held (including any adjournment or postponement thereof) and has concluded, Kaival’s stockholders have duly voted, and the Required Kaival Stockholder Approval (as defined in the Merger Agreement) was not obtained;

•        by written notice by Kaival to Delta, if Kaival accepts a Takeover Proposal (as defined in the Merger Agreement) which is a “Superior Proposal” or effects a Change in Recommendation (as defined in the Merger Agreement), contemporaneously with the acceptance of the Takeover Proposal or Change in Recommendation (as described below);

•        by written notice by Delta to Kaival, if Kaival accepts a Takeover Proposal which is a Superior Proposal or effects a Change in Recommendation; or

•        by written notice by Delta to Kaival, if Kaival has not delivered to Delta and Pubco duly executed copies of the Voting Agreement by Kaival and the holders of Kaival securities representing at least the Required Kaival Stockholder Approval (as defined in the Merger Agreement) within 10 days from the execution of the Merger Agreement.

If the Merger Agreement is terminated by Delta if there has been a breach by Kaival of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Kaival shall have become untrue or inaccurate, in any case, which would result in a failure of the Closing conditions of Delta described above relating to breach of representations or warranties, or agreements or covenants, respectively, as a result of a willful breach of the Merger Agreement by Kaival or a Fraud Claim (as defined in the Merger Agreement) against Kaival, then Kaival will pay Delta a termination fee in the amount of $750,000 plus disbursements of all documented, out-of-pocket expenses up to $250,000. However, no such fee will be payable in the event of termination for failure of Kaival to obtain the specified required approval of Kaival stockholders at the Special Meeting (or adjournments or postponements thereto) so long as Kaival has held the Special Meeting in accordance applicable law and the Securities Act, as provided in the Merger Agreement.

If the Merger Agreement is terminated by Kaival if there has been a breach by Delta of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Kaival shall have become untrue or inaccurate, in any case, which would result in a failure of the Closing conditions of Kaival described above relating to breach of representations or warranties, or agreements or covenants, respectively, as a result of a willful breach of the Merger Agreement by Delta or a Fraud Claim (as defined in the Merger Agreement) against Delta, then Delta will pay Kaival a termination fee in the amount of $750,000 plus disbursements of all documented, out-of-pocket expenses up to $250,000. However, no such fee will be payable in the event of termination for failure of Kaival to obtain the specified required approval of Kaival stockholders at the Special Meeting (or adjournments or postponements thereto) or failure of the registration statement, of which this proxy statement/prospectus forms a part, to have been deemed effective subject to applicable provisions of the Securities Act.

In addition, if (i) Kaival terminates the Merger Agreement because Kaival accepts a Takeover Proposal which is a Superior Proposal, or effects a Change in Recommendation, or (ii) Delta terminates the Merger Agreement because Kaival accepts a Takeover Proposal which is Superior Proposal or effects a Change in Recommendation, then Kaival will pay to Delta a termination fee of $1.3 million plus a disbursement of reasonable expenses up to in the aggregate $1 million. For the meanings of the terms “Takeover Proposal,” “Superior Proposal” and “Change in Recommendation” please see “The Merger Agreement — Termination” contained elsewhere in this proxy statement/prospectus.

Ancillary Documents

Under the terms of the Merger Agreement, the following ancillary agreements have been executed, as described below.

Voting and Support Agreement

Concurrently with the entry into the Merger Agreement, Kaival, Delta and Pubco entered into a Voting and Support Agreement (the “Voting Agreement”) with certain holders of Kaival Common Stock or securities convertible into Kaival Common Stock (the “Holders”), pursuant to which the Holders have agreed to vote (i) in favor of approving all resolutions related to the Merger Agreement and related transactions as contemplated thereunder, (ii) in favor of adopting the Merger Agreement, (iii) in opposition to specified other proposals for the acquisition of Kaival, (iv) to execute documentation in support of the Merger Agreement and related transactions and (v) to refrain from exercising dissenters’ rights or rights of appraisal, if any, with respect to these transactions. The Voting Agreement includes appointments of a proxy and limitations on transfer of Kaival shares by the Holder and will terminate upon the earliest to occur of (x) the mutual written consent of each of Delta, Pubco, Kaival and the Holder, (y) the effective time of the Merger, and (z) the date of termination of the Merger Agreement in accordance with its terms.

Kaival, Delta and Pubco expect that a majority of the holders of Kaival Common Stock will execute voting support Agreements equivalent to the Voting Agreements. Delta has the right to terminate the Merger Agreement if a majority of holders of KAVL Common Stock have not entered into voting and support agreements equivalent to the Voting Agreements on or before October 31, 2024.

Lock-Up Agreements

Concurrently with the entry into the Merger Agreement, Pubco, Delta and Kaival have entered into lock-up agreements with certain holders of Kaival Common Stock or securities convertible into Kaival Common Stock (“Kaival Holders”) in respect of their holdings of Pubco Ordinary Shares, and DCC with respect to its holdings of Pubco Ordinary Shares, and which we refer to as the DCC Holdings (collectively, the “Restricted Securities”). These lock-up agreements provide for a lock-up period on Restricted Securities commencing on the date of Closing of the Business Combination and ending on the earlier of: (a) the six (6)-month anniversary of the date of the Closing, (b) the date on which the closing price of Pubco Ordinary Shares on Nasdaq (or other applicable exchange) is at least one-hundred and ten percent (110%) of the Per KAVL Share Price (as defined in the Lock-Up Agreement) for twenty (20) out of thirty (30) consecutive trading days commencing after the Closing, or (c) the date, if any, on which Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property. However, beginning on the three (3)-month anniversary of the date of the Closing, Kaival Holders may be permitted to sell or transfer Restricted Securities each trading day in an amount no greater than ten percent (10%) of the trading volume of the Pubco Ordinary Shares. This provision does not apply to the DCC Holdings.

As a result of the Business Combination, and subject to the terms and conditions of the Merger Agreement, Pubco is expected to become a public company. Pubco intends to apply to have its Ordinary Shares listed on the Nasdaq Capital Market.

Engagement Letter between Delta and Maxim Group LLC

Pursuant to letter agreements between Maxim Group LLC (“Maxim LLC”), and each of Delta (dated as of July 1, 2021, May 17, 2022 and June 21, 2024) and Kaival, dated February 5, 2024, in each case as amended September 23, 2024 and from time to time (collectively, the “Maxim Letter Agreement”), Delta will pay a M&A advisory fee, in aggregate of such fee in connection with the Business Combination, equal to the Maxim Fee Shares (the “Advisory Fee”) as specified in the Merger Agreement. Maxim is also entitled to a proportionate advisory fee on any Earnout Shares. The Maxim Letter Agreement provides that in a merger, reverse merger or other similar transaction that the Advisory Fee is payable in shares of Delta (“Delta Shares”), and is issued to Maxim Partners LLC, which we refer to herein as Maxim. The Delta Shares which it received for M&A advisory services provided by Maxim LLC will be exchanged under the Merger Agreement on an equivalent basis as other shareholders of Delta at the Closing, for Pubco Ordinary Shares, in the amount of [___] Pubco Ordinary Shares.

The Special Meeting

The Special Meeting will be held at 10:00 a.m., Eastern time, on _____, __________ __, 2024, virtually at [    ]. Shareholders will be able to listen to the meeting live, submit questions and vote online regardless of location via the Internet at            by using the Control ID and Request ID included on your notice regarding the availability of proxy materials, proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials.

The Special Meeting will be held to consider and vote upon the Proposals listed above, and/or if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, Kaival is not authorized to consummate the Business Combination.

Recommendation to Stockholders

After careful consideration, Kaival’s board of directors has determined that the Business Combination Proposal, the Charter Amendments Proposal, the Advisory Charter Amendments Proposal, the Reverse Stock Split Proposal and the Adjournment Proposal are fair to and in the best interests of Kaival and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Amendments Proposal, “FOR” the Advisory Charter Amendments Proposal, “FOR” the Reverse Stock Split Proposal and “FOR” the Adjournment Proposal, if presented.

Opinion of Financial Advisor to the Board of Directors of Kaival

On September 16, 2024, at a meeting of the Kaival Board, Newbridge Securities Corporation (“Newbridge”), Kaival’s advisor for purposes of rendering a fairness opinion in connection with the Business Combination, rendered its oral opinion to the Kaival Board, subsequently confirmed by delivery of a written opinion, dated September 20, 2024, to the Kaival Board, that the Merger Consideration to be received by the stockholders of Kaival in the Business Combination was fair, from a financial point of view, to the stockholders of Kaival as of the date of such opinion and based on the various assumptions, qualifications and limitations set forth therein.

The full text of Newbridge’s written opinion, dated September 20, 2024 (the “Opinion”), which describes the assumptions made, procedures followed, other matters considered and limits of the review by Newbridge, is attached to this proxy statement/prospectus as Annex C and is incorporated into this proxy statement/prospectus by reference. Kaival encourages its stockholders to read the Opinion in its entirety. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. The Opinion is not a recommendation to the Kaival Board or to any stockholder as to how to vote at the Special Meeting or to take any other action in connection with the Business Combination or otherwise.

For additional information, see Annex C and the section entitled “The Business Combination — Opinion of Newbridge.”

Interests of Kaival’s Directors and Officers in the Business Combination

As of the Record Date, the directors and executive officers of Kaival as a group owned and were entitled to vote            shares of the common stock of Kaival, representing approximately            % of the outstanding shares of Kaival Common Stock on that date (this figure includes [___] shares of Kaival’s common stock underlying options and restricted stock units.

Kaival expects that its directors and executive officers will vote their shares in favor of the Proposals, and specified officers and directors of Kaival, have entered into a Voting Agreement which obligates each of them to do so. In this Voting Agreement, the Holders have agreed to vote (i) in favor of approving all resolutions related to the Merger Agreement and related transactions as contemplated thereunder, (ii) in favor of adopting the Merger Agreement, (iii) in opposition to specified other proposals for the acquisition of Kaival, (iv) to execute documentation in support of the Merger Agreement and related transactions and (v) to refrain from exercising dissenters’ rights or rights of appraisal, if any, with respect to these transactions. The Voting Agreement includes appointments of a proxy and limitations on transfer of Kaival shares by the Holder and will terminate upon the earliest to occur of (x) the mutual written consent of each of Delta, Pubco, Kaival and the Holder, (y) the effective time of the Merger, and (z) the date of termination of the Merger Agreement in accordance with its terms.

Besides the equity ownership of Kaival detailed above, the directors and executive officers of Kaival do not have interests different than the other stockholders of Kaival.

Treatment of Stock Options, Restricted Stock Units and Warrants

Immediately prior to the effective time, pursuant to the Merger Agreement, each of Kaival’s issued and outstanding shares of Series B preferred stock, par value $0.001 per share, shall convert into shares of Kaival Common Stock at the conversion rate of approximately 0.4 share of Kaival Common Stock per share of Series B preferred stock. Also, prior to the effective time, each stock option and restricted stock unit of Kaival will vest and be exercised into Kaival Common Stock. This Kaival Common Stock will be exchange for Pubco Ordinary Shares in the Business Combination.

At the effective time, each of warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $[____] per share, and each pre-funded warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $0.001 per share, shall be cancelled in exchange for an equivalent warrant on substantially the same terms to purchase Pubco Ordinary Shares.

As of the Record Date, there were options outstanding exercisable for up to [__] shares of Kaival Common Stock at an exercise price of $[__] per share (referred to herein as “Kaival Options”), an aggregate of which options exercisable for [__] shares of Kaival Common Stock are held by Kaival’s directors and executive officers. As of the Record Date, there were restricted stock units outstanding exercisable for up to [__] shares of Kaival Common Stock at an exercise price of $[__] per share (referred to herein as “Kaival RSUs”), an aggregate of which restricted stock units were exercisable for [__] shares of Kaival Common Stock are held by Kaival’s directors and executive officers.

Appraisal Rights

Kaival stockholders do not have dissenter’s or appraisal rights in connection with the Business Combination.

Certain Material U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Business Combination” below, each of SRCF counsel for Kaival, and Ellenoff Grossman & Schole LLP (“EGS”), U.S. counsel for Delta, shall deliver a tax opinion, dated as of the Closing Date, that the Merger, taken together with the Share Exchange, should qualify as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”). It is intended that a U.S. shareholder of Kaival or Delta that receives Pubco Ordinary Shares in exchange for shares of Kaival Common Stock or capital shares of Delta, respectively, in the Business Combination generally should not recognize any gain or loss on such exchange. In addition, no gain or loss should be recognized by Kaival, Delta or Pubco as a result of the issuance of shares of Pubco Ordinary Shares in connection with the Business Combination. You should consult your tax advisor to fully understand the tax consequences of the Business Combination to you.

For a description of certain material U.S. federal income tax consequences of the Business Combination and the ownership and disposition of Pubco Ordinary Shares, see the section entitled “Material U.S. Federal Income Tax Considerations”.

Anticipated Accounting Treatment

For accounting purposes, the Proposed Transaction is effectuated in two main steps:

1)      The exchange of shares held by Delta’s shareholders, which is accounted for as a common control transaction.

2)      The Proposed Transaction, which is not within the scope of IFRS 3 since KAVL does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of Delta shares issued over the fair value of KAVL’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. Under this method of accounting, KAVL will be treated as the acquired company and Delta will be treated as the acquirer for financial statement reporting purposes. In identifying Delta as the accounting acquirer, Delta and KAVL took into account (i) the background of the Proposed Transaction, (ii) the Merger Agreement, (iii) the anticipated share ownership and voting rights of the combined company, (iv) the intended corporate governance structure of the combined company, (v) the designation of certain senior management positions, and (vi) the relative market values, size, and profitability of the combining companies.

Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the consolidated financial statements of Delta with the acquisition being treated as the equivalent of Delta issuing shares for the net assets of KAVL, accompanied by a recapitalization. The net assets of Delta and KAVL will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Approvals Required for the Business Combination

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirement or approval, except for filings in Cayman Islands necessary to effectuate the transactions contemplated by the Merger Agreement.

Post-Business Combination Board of Directors and Executive Officers of Pubco

As of the effective time of the Business Combination, under the terms of the Merger Agreement, the five members of the board of directors of Pubco will be designated by Delta. Pubco’s board of directors will be staggered, with at least four members of the board of directors of Pubco being independent at any given time, or as otherwise required or permitted by the terms of the Nasdaq Stock Market.

Each director will serve their term of office as specified for applicable classified directors in Pubco’s amended and restated memorandum of association.

Kaival and Delta have agreed in the Merger Agreement to take all action necessary so that that the Chief Executive Officer and Chief Financial Officer of Delta, Mudit Paliwal and Joseph Nelson, respectively, will be the respective Chief Executive Officer and Chief Financial Officer of Pubco.

Summary of Risk Factors

Risks Related to the Business Combination

•        Completion of the Business Combination is subject to a number of conditions and if these conditions are not satisfied or waived, the Business Combination will not be completed.

•        Because consideration paid pursuant to the Merger Agreement is payable in Pubco shares, and those shares are subject to adjustments, you may be required to decide whether or not to approve the transaction before knowing the actual amount of consideration you will receive in the Business Combination.

•        Failure to complete the Business Combination could negatively impact Kaival’s stock price, future business or operations.

Risks if the Adjournment Proposal is Not Approved

•        If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Kaival Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

Risks Relating to the Business of Delta

•        Delta relies on third-party contractors and suppliers, as well as other partners and agents, to provide various products and services and unsatisfactory or faulty performance of its contractors, suppliers, partners or agents could have a material adverse effect on its business.

•        Delta is a recently incorporated company with a limited history of operations.

•        Delta leases vessels whose owners are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Risks in Connection with Delta’s Bulk Logistics Operating Segment

•        Delta’s Bulk Logistics segment is an asset-light, third-party logistics (“3PL”) provider of freight forwarding, ocean transportation, mine-to-port and related services and is reliant on outsourced services from ocean freight carriers and inland transportation companies to transport its clients’ cargo.

•        Delta anticipates that the future demand for its Bulk Logistics’ services will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and sources of supply of commodities, agricultural products and intermediate capital goods to be transported by sea as well as changes in seaborne transportation capacity.

•        Freight rates are volatile and may decline to and remain at low levels for a sustained period which may adversely affect Delta’s earnings, revenue and profitability.

Risks in Connection with the Delta Energy and Asset Management Operating Segments

•        The value of Delta Energy’s marine fuel inventory is subject to price fluctuations which may result in reduced value of its inventory and cause it to suffer financial loss.

•        The refined marine fuel and lubricants that Delta Energy purchases from its suppliers may fail to meet the contractual specifications that it has agreed to supply to its customers and, as a result, Delta Energy could lose business from those customers and be subject to claims or other liabilities.

•        Delta Energy faces intense competition in its purchasing, selling, gathering, blending, terminalling, transporting, storage and logistics activities. Competition from other providers of refined petroleum products, gasoline blendstocks, renewable fuels, crude oil and propane that can supply Delta Energy’s customers with those products and services at a lower price and have capital resources many times greater than that of Delta Energy, which could diminish Delta Energy’s operating results.

Risks affecting Kaival’s Business

•        Because Kaival’s business is highly dependent upon a single commodity, Bidi stick, any decrease in demand for Bidi stick could materially adversely affect Kaival’s revenues and profitability.

•        If Kaival is unable to geographically expand its branded products, Kaival’s growth will be impeded which could result in reduced sales and profitability.

Risks related to Kaival’s common stock

•        Kaival’s operating results may fluctuate significantly, which makes its results of operations difficult to predict and could cause its results of operations to fall short of expectations.

•        Officers or Directors of Kaival have the ability to influence actions requiring Kaival stockholder approval.

•        The market price of Kaival’s common stock has been volatile over the year and may continue to be volatile.

Additional Risks Related to Kaival and Pubco

•        Pubco’s and Kaival’s future success depends on sales to, and the management of, international customers.

•        If Pubco and Kaival fail to make the right investment decisions in their offerings and technology platform, the combined company may not attract customers and its revenue and results of operations may decline.

•        The combined company’s revenues and profitability could be adversely affected if its joint ventures or acquisitions are not successful.

Risks Related to Pubco’s Ordinary Shares

•        An investment in Pubco’s Ordinary Shares is speculative and there can be no assurance of any return on any such investment.

•        The price of Pubco’s Ordinary Shares may be volatile.

•        Delta’s founder and CEO, Mudit Paliwal, and his affiliates, will have considerable influence over important corporate matters following the consummation of the Business Combination, which may result in Pubco taking certain actions with which some other shareholders may or may not agree.

Risks Related to Pubco Becoming a Public, Emerging Growth Company

•        Pubco will incur significant increased costs as a result of operating as a public company and its management will be required to devote substantial time to new compliance initiatives.

•        Pubco is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its securities less attractive to investors.

•        Pubco’s status as a foreign private issuer exempts Pubco from certain of the corporate governance standards of the Nasdaq, limiting the protections afforded to investors.

SELECTED HISTORICAL FINANCIAL INFORMATION OF DELTA

The following tables set forth selected historical financial information derived from Delta’s audited financial statements, as of December 31, 2023, 2022 and 2021, and for the years ended December 31, 2023, 2022, and 2021, respectively, in each case included elsewhere in this proxy statement/prospectus.

You should read this information together with Delta’s financial statements and related notes included elsewhere in this proxy statement/prospectus and the section titled “Delta’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Delta’s historical results are not necessarily indicative of the results that may be expected in any future period.

Consolidated Statements of Operations Data:

	Year Ended December 31,
(in thousands)	2023	2022	2021
Total revenue	$616,791	$621,056	$532,150
Total cost of sales	(597,775)	(584,513)	(481,175)
Gross profit	19,016	36,543	50,975
Employee benefit expenses	(15,129)	(9,596)	(7,637)
Provision for impairment loss	(6,587)	(5,245)	(314)
General and administrative expenses	(14,239)	(6,116)	(5,659)
Finance expense	(6,359)	(6,371)	(977)
Finance income	5,277	29	8,272
Depreciation and amortization	(4,935)	(2,339)	(878)
Other income	14,157	19,311	5
Share of post-tax profits of equity accounted investments	(378)	—	—
(Loss)/Profit before tax	(9,177)	26,216	43,787
Tax benefit/(expense)	2,240	1,581	1,020
Remeasurement of defined benefit plans	81	(133)	(21)
Foreign exchange (loss) gain	(2,079)	(87)	(10)
Total comprehensive income (loss)	$(8,935)	$27,577	$44,776

Consolidated Balance Sheet Data:

(in thousands)	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	(Audited)	(Audited)	(Audited)
Working capital	$29,294	$44,186	$45,177
Total assets	174,665	172,704	102,099
Total liabilities	102,695	95,884	52,856
Total equity	$71,970	$76,820	$49,243

Consolidated Statement of Cash Flows Data:

(in thousands)	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	(Audited)	(Audited)	(Audited)
Net cash provided by operating activities	$(3,353)	$5,692	$14,149
Net cash provided by (used in) investing activities	2,290	(25,111)	(448)
Net cash provided by (used in) financing activities	$2,518	$8,484	$(11,288)

SELECTED HISTORICAL FINANCIAL INFORMATION OF KAIVAL

The following tables set forth selected historical financial information derived from Kaival’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus, as of and for the year then ended October 31, 2023 and October 31, 2022 and Kaival’s unaudited financial statements as of July 31, 2024, and for the nine months ended July 31, 2024 and July 31, 2023, respectively.

This information is only a summary and should be read in conjunction with Kaival’s financial statements and related notes and the sections entitled “Kaival’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this proxy statement/prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. All amounts are in dollars.

Consolidated Statement of Operations Data:

Kaival Brands Innovations Group, Inc.
Consolidated Statements of Operations

	For the Years Ended October 31,
	2023	2022
Revenues
Revenues, net	$12,395,134	$12,701,539
Revenues – related party	10,828	68,139
Royalty revenue	780,929	117,292
Excise tax on products	(99,873)	(125,513)
Total revenues, net	13,087,018	12,761,457

Cost of revenues
Cost of revenue – related party	10,512,423	11,345,912
Cost of revenue – other	—	174,520
Total cost of revenue	10,512,423	11,520,432

Gross profit	2,574,595	1,241,025

Operating expenses
Advertising and promotion	2,450,721	2,679,308
General and administrative expenses	10,787,775	12,950,373
Total operating expenses	13,238,496	15,629,681

Other income (expense)
Interest expense, net	(466,523)	4
Total other income (expense)	(466,523)	4

Loss before income taxes provision	(11,130,424)	(14,388,652)

Provision for (benefit from) income taxes	2,348	(18,317)

Net loss	(11,132,772)	(14,370,335)
Preferred stock dividend	(112,500)	—
Net loss attributable to common shareholders	$(11,245,272)	$(14,370,335)

	For the Nine Months Ended July 31,
	2024	2023
Revenues
Revenues, net	$5,257,333	$8,710,591
Revenues – related party	5,950	7,878
Royalty revenue	931,059	491,257
Excise tax on products	(42,641)	(79,913)
Total revenues, net	6,151,701	9,129,813

Cost of revenues
Cost of revenue – related party	4,085,091	7,414,053
Total cost of revenue	4,085,091	7,414,053

Gross profit	2,066,610	1,715,760

Operating expenses
Advertising and promotion	686,292	1,827,033
General and administrative expenses	5,768,430	8,510,792
Total operating expenses	6,454,722	10,337,825

Other expense
Loss on extinguishment of Debt	(98,432)	—
Interest expense, net	(725,466)	(135,135)
Total other expense	(823,898)	(135,135)

Loss before income taxes provision	(5,212,010)	(8,757,200)

Provision for income taxes	(715)	—

Net loss	$(5,212,725)	$(8,757,200)
Preferred stock dividend	(315,000)	(45,000)
Net loss attributable to common shareholder	$(5,527,725)	$(8,802,200)

Balance Sheet Data:

Kaival Brands Innovations Group, Inc.
Consolidated Balance Sheets

	October31, 2023	October31, 2022
ASSETS
CURRENT ASSETS:
Cash	$533,659	$3,685,893
Accounts receivable	1,869,276	574,606
Other receivable – related party – short term	—	1,539,486
Inventories, net	4,071,824	1,239,725
Prepaid expenses	430,668	426,407
Income tax receivable	—	1,607,302
Total current assets	6,905,427	9,073,419
Fixed assets, net	2,842	—
Intangible assets, net	11,468,309	—
Other receivable – related party – net of current portion	—	2,164,646
Right of use asset – operating lease	1,008,428	1,198,969
TOTAL ASSETS	$19,385,006	$12,437,034

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$374,332	$40,023
Accounts payable – related party	2,474,817	—
Loans payable, net	799,471	—
Accrued expenses	736,194	1,099,157
Customer deposits	—	44,973
Customer refund due	392,406	—
Deferred revenue	—	235,274
Operating lease obligation – short term	184,568	166,051
Total current liabilities	4,961,788	1,585,478

LONG TERM LIABILITIES:
Operating lease obligation, net of current portion	866,207	1,050,776
TOTAL LIABILITIES	5,827,995	2,636,254

STOCKHOLDERS’ EQUITY:

Preferred stock; 5,000,000 shares authorized
Series A Convertible Preferred stock ($0.001 par value, 3,000,000 shares authorized, none issued and outstanding as of October 31, 2023 and October 31, 2022, respectively)	—	—
Series B Convertible Preferred stock ($0.001 par value, 900,000 shares authorized, 900,000 and none issued and outstanding as of October 31, 2023 and October 31, 2022, respectively)	900	—
Common stock ($0.001 par value, 1,000,000,000 shares authorized, 2,793,386 and 2,674,718 shares issued and outstanding as of October 31, 2023 and October 31, 2022, respectively)	2,793	2,675
Additional paid-in capital	44,317,266	29,429,281
Accumulated deficit	(30,763,948)	(19,631,176)
Total Stockholders’ Equity	13,557,011	9,800,780
TOTAL LIABILITIES & EQUITY	$19,385,006	$12,437,034

	July 31, 2024	October 31, 2023
ASSETS
CURRENT ASSETS
Cash	$4,524,989	$533,659
Accounts receivable, net	522,183	1,869,276
Inventories, net	200,364	4,071,824
Prepaid expenses	551,819	430,668
Total current assets	5,799,355	6,905,427
Fixed assets, net	2,321	2,842
Intangible assets, net	10,878,511	11,468,309
Right of use asset – operating lease	860,416	1,008,428
TOTAL ASSETS	$17,540,603	$19,385,006

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$73,334	$374,332
Accounts payable – related party	1,483,000	2,474,817
Loans payable, net	371,566	799,471
Accrued expenses	701,329	736,194
Customer refund due	461,718	392,406
Operating lease obligation – short term	199,012	184,568
Total current liabilities	3,289,959	4,961,788

LONG TERM LIABILITIES
Operating lease obligation, net of current portion	715,749	866,207
TOTAL LIABILITIES	4,005,708	5,827,995

Commitments and Contingencies (Note 9)

STOCKHOLDERS’ EQUITY

Preferred stock; 5,000,000 shares authorized
Series A Convertible Preferred stock ($0.001 par value, 3,000,000 shares authorized, none issued and outstanding as of July 31, 2024 and October 31, 2023)	—	—
Series B Convertible Preferred stock ($0.001 par value, 900,000 shares authorized, 900,000 issued and outstanding as of July 31, 2024 and October 31, 2023)	900	900
Common stock ($.001 par value, 1,000,000,000 shares authorized, 6,783,958 and 2,793,386 shares issued and outstanding as of July 31, 2024 and October 31, 2023, respectively)	6,784	2,793
Additional paid-in capital	49,503,884	44,317,266
Accumulated deficit	(35,976,673)	(30,763,948)
TOTAL STOCKHOLDERS’ EQUITY	13,534,895	13,557,011
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$17,540,603	$19,385,006

Statement of Cash Flows Data:

Kaival Brands Innovations Group, Inc.
Consolidated Statements of Cash Flows

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(11,132,772)	$(14,370,335)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	—	237,702
Stock options expense	3,168,430	6,043,312
Stock warrants expense	218,909	—
Depreciation and amortization	328,304	—
Amortization of debt discount	463,160	—
Bad debt expense	47,727	—
ROU operating lease expense	190,541	132,890
Inventory reserve	381,512	—
Write-off of inventory	105,057	259,563

Changes in current assets and liabilities:
Accounts receivable	(1,342,397)	1,410,580
Other receivable – related party	3,704,132	(3,704,132)
Prepaid expenses	325,739	(106,876)
Inventory	(3,318,668)	13,827,082
Inventory deposit – related party	—	2,925,000
Income tax receivable	1,607,302	146,292
Accounts payable	334,309	(202,806)
Accounts payable – related party	2,474,817	(12,667,769)
Accrued expenses	(475,463)	519,553
Deferred revenue	(235,274)	235,274
Customer deposits	(44,973)	44,973
Customer refunds due	392,406	(316,800)
Right of use liabilities – operating lease	(166,052)	(118,633)
Net cash used in operating activities	(2,973,254)	(5,705,130)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for equipment	(3,480)	—
Transaction acquisition costs	(312,289)	—
Net cash used in investing activities	(315,769)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the exercise of warrants	—	1,625,650
Settled RSU shares with cash	—	(59,862)
Proceeds from loans payable	1,272,980	—
Payments on loans payable	(1,136,191)	—
Net cash provided by financing activities	136,789	1,565,788

Net change in cash	$(3,152,234)	$(4,139,342)
Beginning cash balance	3,685,893	7,825,235
Ending cash balance	$533,659	$3,685,893

	For the Nine Months Ended July 31, 2024	For the Nine Months Ended July 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,212,725)	$(8,757,200)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	62,000	—
Depreciation and amortization	590,319	131,530
Amortization of debt discount	163,064	—
Loss on extinguishment of debt	98,432	—
Stock options expense	76,932	3,385,946
Stock warrant expense	—	141,816
Bad debt expense	1,925	4,622
Reserve for credit losses	203,382	—
ROU operating lease expense	148,012	142,202
Write-off of inventory	57,643	105,057

Changes in current assets and liabilities:
Accounts receivable	1,141,786	(140,624)
Other receivable – related party	—	727,205
Prepaid expenses	354,330	253,806
Inventory	3,813,817	(2,457,323)
Income tax receivable	—	1,607,302
Accounts payable	(300,998)	84,988
Accounts payable – related party	(991,817)	2,308,373
Accrued expenses	(18,579)	(603,641)
Deferred revenue	—	(235,274)
Customer deposits	—	(44,973)
Customer refunds due	69,312	618,403
Operating lease obligations	(136,014)	(122,205)
Net cash provided by (used in) operating activities	120,821	(2,849,990)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for equipment	—	(3,480)
Transaction acquisition costs	—	(312,289)
Net cash used in investing activities	—	(315,769)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans payable	1,106,732	751,030
Payments on loans payable	(2,271,613)	(267,952)
Payments on loans payable – related party	(218,787)
Proceeds from the issuance of common stock, warrants, and pre-funded warrants	5,997,720	—
Payments for issuance costs	(744,993)	—
Proceeds from exercises of pre-funded warrants	1,450	—
Net cash provided by financing activities	3,870,509	483,078

Net change in cash	3,991,330	(2,682,681)
Beginning cash balance	533,659	3,685,893
Ending cash balance	$4,524,989	$1,003,212

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$3,363	$—
Income taxes paid	$—	$—
	For the Nine Months Ended July 31, 2024	For the Nine Months Ended July 31, 2023
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$562,402	$135,135
Income taxes paid	$—	$—

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus. The following information does not give effect to the proposed Reverse Split of Kaival Common Stock, as described in this proxy statement/prospectus under “Reverse Split Proposal” because the occurrence or amount of the Reverse Split is not final

Introduction

On September 23, 2024, Kaival Brands Innovations Group, Inc. (“KAVL”) entered into a merger and share exchange agreement with Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), (iii) KAVL Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”), the shareholders of Delta (the “Sellers”), and the other parties thereto (as may be amended from time to time, the “Merger Agreement”). The transactions contemplated by the Merger Agreement, which elsewhere are referred to in this proxy statement/prospectus as the Business Combination, are referred to in this section also as the “Proposed Transaction.”

The unaudited pro forma combined financial information is prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma combined financial information presents the pro forma effects of the Proposed Transaction between Delta and KAVL.

The unaudited pro forma combined statement of financial position as of December 31, 2023 gives pro forma effect to the Proposed Transaction as if it was consummated on December 31, 2023. The unaudited pro forma combined statements of profit and loss and other comprehensive income for the year ended December 31, 2023, give pro forma effect to the Proposed Transaction as if it had occurred on January 1, 2023. The unaudited pro forma combined statement of financial position does not purport to represent, and is not necessarily indicative of, what the actual financial condition of Delta would have been had the Proposed Transaction taken place on December 31, 2023, nor is it indicative of the financial condition of Delta as of any future date. The unaudited pro forma combined statement of profit and loss and other comprehensive income does not purport to represent, and is not necessarily indicative of, what the actual results of operations of Delta would have been had the Proposed Transaction taken place on January 1, 2023, nor is it indicative of the results of operations of Delta for any future period. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma combined financial information and are subject to change as additional information becomes available and analyses are performed.

This information should be read together with the audited and unaudited historical financial statements of each of Delta and KAVL, including the notes thereto, as well as the disclosures contained in the sections titled “Delta’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “KAVL’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•        Delta’s historical audited consolidated financial statements as of and for the year ended December 31, 2023; and,

•        KAVL’s historical audited consolidated financial statements as of and for the year ended October 31, 2023.

The historical consolidated financial statements of Delta have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in its presentation currency of USD. The historical financial statements of KAVL have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) in its presentation currency of USD. In the case of KAVL, adjustments were made to conform the U.S. GAAP financial statements to IFRS, as issued by the IASB. Accordingly, pro forma adjustments have been reflected to conform the basis of accounting and accounting policies for KAVL to those of Delta.

These above-mentioned financial statements are each incorporated by reference into this Form F-4. The Proposed Transaction, which is not within the scope of IFRS 3, is accounted for within the scope of IFRS 2.

Description of the Proposed Transaction

Acquisition of KAVL

On September 23, 2024, Delta, Pubco, Merger Sub, KAVL and the Sellers entered into the Merger Agreement. The Merger Agreement provides for the combination of each of KAVL and Delta as wholly owned subsidiaries of Pubco, a newly formed holding company, and pursuant to which (a) subject to the completion of the Delta share exchange, each share of KAVL’s Common Stock will be cancelled in exchange for the right to receive one Pubco Ordinary Share in the capital of Pubco, consisting in the aggregate of 11,635,183 Pubco Ordinary Shares (the “Merger”); and (b) the Sellers will receive the number of Ordinary Shares in the capital of Pubco in the Share Exchange, consisting in the aggregate of 101,338,691 Pubco Ordinary Shares (inclusive of 3,769,781 to be held by the Financial Adviser — refer to Note 4 (f)), in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement.

Based on the structure of the Proposed Transaction, the stockholders of KAVL (the “KAVL Stockholders”) will receive Pubco Ordinary Shares equal to an aggregate of approximately 10.30% of the total issued and outstanding shares in the capital of Pubco, with shareholders of Delta (the “Delta Shareholders”) receiving Pubco Ordinary Shares equal to an aggregate of approximately 87.30% of the total issued and outstanding shares in the capital of Pubco, excluding stock options and earn-out shares (see Note 4).

Upon the Closing, the initial shareholders of KAVL (the “KAVL Shareholders”) shall be entitled to retain such number of shares (the “KAVL Shares”) of common stock of the post-transaction combined company (the “Public Company Stock”) equal to a basic equity valuation of $31.00 million (the “KAVL Equity Value”). This calculation assumes that at the Closing, KAVL has $0.0 million of debt (inclusive of capital leases and liabilities), no less than $0.0 million in available cash post-closing, no minority interests and no stand-by equity lines, preferred equity, options (other than the KAVL Stock Options, RSUs and warrants outstanding as of the signing of the letter of intent entered on July 12, 2024), derivatives or any other convertible security outstanding of KAVL. The enterprise value of KAVL in connection with the Proposed Transaction will be $31.00 million.

Accounting for the Proposed Transaction

For accounting purposes, the Proposed Transaction is effectuated in two main steps:

1.      The exchange of shares held by Delta’s shareholders, which is accounted for as a common control transaction.

2.      The Proposed Transaction, which is not within the scope of IFRS 3 since KAVL does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of Delta shares issued over the fair value of KAVL’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. Under this method of accounting, KAVL will be treated as the acquired company and Delta will be treated as the acquirer for financial statement reporting purposes. In identifying Delta as the accounting acquirer, Delta and KAVL took into account (i) the background of the Proposed Transaction, (ii) the Merger Agreement, (iii) the anticipated share ownership and voting rights of the combined company, (iv) the intended corporate governance structure of the combined company, (v) the designation of certain senior management positions, and (vi) the relative market values, size, and profitability of the combining companies.

Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the consolidated financial statements of Delta with the acquisition being treated as the equivalent of Delta issuing shares for the net assets of KAVL, accompanied by a recapitalization. The net assets of Delta and KAVL will be stated at historical cost, with no goodwill or other intangible assets recorded.

The expected post-closing ownership is expected to be as follows:

	Shares	%
KAVL	11,635,183	10.30%
DELTA	97,568,910	86.36%
Maxim	3,769,781	3.34%
Total	112,973,874	100.00%

Earn-out Shares Issued to Delta Shareholders

As the Proposed Transaction between Pubco and Delta is accounted for as a common control transaction, the issuance of the Earn-out Shares (see Note 4) to pre-merger Delta shareholders, on a pro rata ownership basis, will be accounted for as an equity distribution transaction (as a deemed dividend of a derivative contract). Prior to the contingency achievement, the Earn-out Shares will be classified as a liability under IAS 32 Financial Instruments: Presentation because the Earn-out Shares are not considered indexed to the combined company’s own stock.

Material Events and Background Relevant to Material Events

Refer to Note 5 — Adjustments for Material Events.

UNAUDITED PRO FORMA COMBINED STATEMENT OF
FINANCIAL POSITION
As at December 31, 2023
(in thousands)

	Delta Corp Holdings Limited (December 31, 2023)	KAVL (October 31, 2023) (IFRS) See Note 3	Adjustments for Material Event (Note 3)	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
Assets
Non-current assets
Property, plant and equipment (net)	$29,350	$3	$—	$—		$29,353
Right-of-use assets	5,673	979	—	—		6,652
Intangible assets	12,628	11,468	—	—		24,096
Deferred tax assets	7,474	—	—	—		7,474
Investments in equity-accounted associate	60	—	—	—		60
Investment at fair value through other comprehensive income	608	—	—	—		608
Total non-current assets	55,793	12,450	—	—		68,243

Current assets
Cash and cash balances	9,893	534	5,998	—	5(c)	16,426
			1		5(d)
Inventories	8,969	4,072	—	—		13,041
Trade and other receivables	75,520	1,869	—	—		77,389
Amount due from related party	10,044	—	—	—		10,044
Derivative financial asset	377	—	—	—		377
Other current assets	14,069	—	—	—		14,069
Prepaid expenses	—	431	—	—		431
Total assets	$174,665	$19,356	$5,999	$—		$200,020

Liabilities
Non-current liabilities
Borrowings	$8,964	$—	$—	$—		$8,964
Lease liability	3,500	866	—	—		4,366
Provisions for employee benefits	653	—	—	—		653
Earn-out liability	—	—	—	22,880	4(e)	22,880
Total non-current liabilities	13,117	866	—	22,880		36,863

Current liabilities
Trade and other payables	65,474	374	—	—		65,848
Corporate tax provision	2,111	—	—	—		2,111
Borrowings	19,640	799	—	—		20,439
Amount due to related parties	277	2,475	—	—		2,752
Lease liabilities	2,041	185	—	—		2,226
Provisions for employee benefits	14	—	—	—		14
Derivative liability	21	—	—	—		21
Accrued expenses	—	736	—	—		736
Customer refund due	—	392	—	—		392
Accrued transaction liabilities	—	—	—	3,415	4(c)	3,415
Total liabilities	102,695	5,827	—	26,295		134,817

UNAUDITED PRO FORMA COMBINED STATEMENT OF
FINANCIAL POSITION — (Continued)
As at December 31, 2023
(in thousands)

	Delta Corp Holdings Limited (December 31, 2023)	KAVL (October 31, 2023) (IFRS) See Note 3	Adjustments for Material Event (Note 5)	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
Equity
Share capital	1	—	—	(1)	4(b)	—
Common stock	—	3	—		5(a)	116
			—		5(b)
			2		5(c)
			2		5(d)
				—	4(a)
				105	4(b)
				4	4(f)
Series A Convertible Preferred stock	—	—	—	—		—
Series B Convertible Preferred stock	—	1	—	(1)	4(a)	—
Additional paid-in capital	—	44,317	—		5(a)	42,416
			62		5(b)
			5,996		5(c)
			(1)		5(d)
				1	4(a)
				(30,896)	4(b)
				(4)	4(f)
				22,941	4(g)
Retained earnings (deficit)	70,340	(30,792)	(62)		5(b)	21,042
				30,792	4(b)
				(3,415)	4(c)
				(22,880)	4(e)
				(22,941)	4(g)
Foreign exchange translation reserve	(2,174)	—	—	—		(2,174)
Revaluation reserve	—	—	—	—		—
	68,167	13,529	5,999	(26,295)		61,400
Non-controlling interest	3,803	—	—	—		3,803
Total equity	71,970	13,529	5,999	(26,295)		65,203
TOTAL EQUITY AND LIABILITIES	$174,665	$19,356	$5,999	$—		$200,020

UNAUDITED PRO FORMA COMBINED STATEMENT OF PROFIT AND LOSS AND
OTHER COMPREHENSIVE INCOME
For the Year Ended December 31, 2023
(in thousands)

	Delta Corp Holdings Limited (December 31, 2023)	KAVL (October 31, 2023) (IFRS) See Note 3	Adjustments for Material Event (Note 5)	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
Revenue	$616,791	$13,187	$—	$—		$629,978
Excise tax on products	—	(100)	—	—		(100)
Cost of sales	(597,775)	(10,512)	—	—		(608,287)
Gross profit	19,016	2,575	—	—		21,591

Other income	14,157	—	—	—		14,157
Finance income	5,277	—	—	—		5,277
Employee benefit expenses	(15,129)	—	—	—		(15,129)
Provision for impairment loss	(6,587)	—	—	—		(6,587)
General and administration expenses	(14,239)	(10,218)	—	—		(24,457)
Depreciation and amortisation	(4,935)	(538)	—	—		(5,473)
Finance expense	(6,359)	(518)	—	—		(6,877)
Share of post-tax profits of equity accounted investments	(378)	—	—	—		(378)
Advertising and promotion	—	(2,451)	—	—		(2,451)
Listing expense	—	—	—	(22,941)	4(g)	(22,941)
Loss before tax	(9,177)	(11,150)	—	(22,941)		(43,268)

Tax income (expense)	2,240	(2)	—	—		2,238
Loss after tax	(6,937)	(11,152)	—	(22,941)		(18,089)

Other comprehensive loss
Items that will not to be reclassified to profit or loss
Remeasurement of defined benefit plans	81	—	—	—		81
Preferred stock dividend	—	(113)	—	—		(113)

Items that may be reclassified to profit or loss:
Exchange loss arising on translation of foreign operations	(2,079)	—	—	—		(2,079)
Other comprehensive loss for the year	(1,998)	(113)	—	—		(2,111)

Total comprehensive income	(8,935)	(11,265)	—	(22,941)		(43,141)

Profit (loss) for the year attributable to:
Owners of the parent	(6,655)	(11,152)	—	(22,941)		(40,748)
Non-controlling interest	(282)	—	—	—		(282)
	(6,937)	(11,152)	—	(22,941)		(41,030)

Total comprehensive income (loss) attributable to:
Owners of the parent	(8,835)	(11,265)	—	(22,941)		(43,041)
Non-controlling interest	(100)	—	—	—		(100)
	$(8,935)	$(11,265)	$—	$(22,941)		$(43,141)
Earnings per equity share
Basic	$(6.66)	$(0.00)			4(e)	$(0.36)

Diluted	$(6.66)	$(0.00)			4(e)	$(0.36)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
COMBINED FINANCIAL INFORMATION

Note 1 — Basis of presentation

The unaudited pro forma combined financial information gives effect to the Proposed Transaction as if it had taken place on December 31, 2023, for the purposes of the unaudited pro forma combined statement of financial position and as if the Proposed Transaction had taken place on January 1, 2023, for the purposes of the unaudited pro forma combined statement of profit or loss and comprehensive income.

The unaudited pro forma combined statement of financial position reflects the transaction accounting adjustments attributable to the Proposed Transaction, which depict the accounting adjustments required by IFRS and the unaudited pro forma combined statement of profit or loss and other comprehensive income reflects the transaction accounting adjustments attributable to the pro forma adjustments, which depict the accounting adjustments required by IFRS. The unaudited pro forma combined financial information reflects pro forma adjustments that management believes are necessary to present fairly the combined company’s pro forma results of operations and financial position following the closing of the pro forma Transactions as of and for the periods indicated. The unaudited pro forma combined financial information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits that may be derived in future periods, from the Proposed Transaction.

KAVL’s consolidated financial statements were prepared in accordance with U.S. GAAP, which differs in certain respects from IFRS. Adjustments were made to KAVL’s consolidated financial statements to convert them from U.S. GAAP to IFRS after evaluating potential areas of differences. In addition, reclassifications have been made to align KAVL’s financial statement presentation to Delta’s financial statement presentation.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma combined financial information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate and the effective tax rate of the combined company following the Proposed Transaction could be significantly different depending on activities following the closing of the Proposed Transaction and the geographical mix of the combined company’s profits or losses before taxes.

The pro forma adjustments are based upon the best information available to Delta and certain assumptions that Delta believes to be reasonable. Further, these adjustments could materially change as both the determination and allocation of the purchase consideration for the acquisition of KAVL and the Proposed Transaction have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase consideration for the acquisition of KAVL and the Proposed Transaction will not differ from the provisional allocations reflected in the unaudited pro forma combined financial information. The unaudited pro forma combined financial information is provided for informational purposes only and is not necessarily indicative of the combined company’s financial position or results of operations that would have been realized had the Proposed Transaction and the acquisition of KAVL occurred as of the dates indicated, nor are they meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after completion of the Proposed Transaction. The actual financial position and results of operations will differ, perhaps significantly, from the unaudited pro forma combined financial information due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the unaudited pro forma combined financial information.

Note 2 — Reclassifications

Certain reclassifications were made to align KAVL’s financial statement presentation with that of Delta’s, based on information available to date.

Unaudited pro forma combined balance sheet as of October 31, 2023:

Presentation in KAVL’s U.S. GAAP financial statements	Presentation in unaudited pro forma combined statement of financial position	Amount (in thousands)
Cash	Cash and bank balances	$534
Accounts receivable	Trade and other receivables	1,869
Inventories, net	Inventories	4,072
Fixed assets, net	Property, plant and equipment (net)	3
Intangible assets, net	Intangible assets	11,468
Right of use asset – operating lease	Right-of-use assets	1,008
Accounts payable	Trade and other payables	374
Accounts payable – related party	Amount due to related parties-current	2,475
Loans payable, net	Borrowings	799
Operating lease obligation – short term	Lease liabilities	185
Operating lease obligation, net of current portion	Lease liability	$866

Unaudited pro forma combined statement of operations for the year ended October 31, 2023:

Presentation in KAVL’s U.S. GAAP financial statements	Presentation in unaudited pro forma combined statement of profit or loss and other comprehensive income	Amount (in thousands)
Revenues, net	Revenue	$12,395
Revenues – related party	Revenue	11
Royalty revenue	Revenue	781
Cost of revenue – related party	Cost of sales	10,512
Interest expense, net	Finance expense	(467)
Provision for (benefit from) income taxes	Tax income (expense)	$(2)

Note 3 — Adjustments to KAVL’s consolidated financial statements

The financial information below illustrates the impact of adjustments made to KAVL’s consolidated financial statements as prepared in accordance with U.S. GAAP, in order to present them on a basis consistent with the Delta’s accounting presentation in accordance with IFRS. These adjustments reflect the best estimates based upon the information currently available to the registrant and could be subject to change once more detailed information is obtained.

KAVL’s historical U.S. GAAP financial information has been extracted without material adjustment from the KAVL’s consolidated financial statements, which appear elsewhere in this proxy statement/prospectus.

Unaudited Adjusted Consolidated Statement of Financial Position
as of October 31, 2023
(in thousands)

	KAVL (U.S. GAAP)	Reclassifications and U.S. GAAP to IFRS Adjustments		KAVL (IFRS)
		Reclassifications 1	Leases 2
ASSETS
CURRENT ASSETS:
Cash and cash balances	$534	$—	$—	$534
Inventories	4,072	—	—	4,072
Trade and other receivables	1,869	—	—	1,869
Prepaid expenses	431	—	—	431
Total current assets	6,906	—	—	6,906
Property, plant and equipment (net)	3	—	—	3
Intangible assets	11,468	—	—	11,468
Right-of-use assets	1,008	—	(29)	979
TOTAL ASSETS	$19,385	$—	$(29)	$19,356

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade and other payables	374	—	—	374
Amount due to related parties	2,475	—	—	2,475
Accrued expenses	736	—	—	736
Borrowings	799	—	—	799
Lease liabilities	185	—	—	185
Customer refund due	392	—	—	392
Total current liabilities	4,961	—	—	4,961

LONG TERM LIABILITIES:
Lease liability	866	—	—	866
TOTAL LIABILITIES	5,827	—	—	5,827

STOCKHOLDERS’ EQUITY:
Series A Convertible Preferred stock	$—	$—	$—	$—
Series B Convertible Preferred stock	1	—	—	1
Common stock	3	—	—	3
Additional paid-in capital	44,317	—	—	44,317
Retained deficit	(30,763)	—	(29)	(30,792)
Total equity	13,558	—	(29)	13,529
TOTAL EQUITY AND LIABILITIES	$19,385	$—	$(29)	$19,356

Unaudited Adjusted Consolidated Statement of Profit and Loss and Comprehensive Loss
for the Year Ended October 31, 2023
(in thousands)

	KAVL (U.S. GAAP)	Reclassifications and U.S. GAAP to IFRS Adjustments		KAVL (IFRS)
		Reclassifications 1	Leases 2
Revenues
Revenue	$13,187	$—	$—	$13,187
Excise tax on products	(100)	—	—	(100)
Total revenues, net	13,087	—	—	13,087

Cost of sales	10,512	—	—	10,512
Gross profit	2,575	—	—	2,575

Operating expenses
Advertising and promotion	2,451			2,451
General and administration expenses	10,788	(328)	(242)	10,218
Finance expense	467		51	518
Depreciation and amortisation	—	328	210	538
Loss before income taxes provision	(11,131)	—	(19)	(11,150)

Tax expense	2	—	—	2
Net loss	(11,133)	—	(19)	(11,152)

Loss before preferred stock dividend	(11,133)	—	(19)	(11,152)
Preferred stock dividend	(113)	—	—	(113)
Loss attributable to KAVL	$(11,246)	$—	$(19)	$(11,265)

1.      The classification of certain items presented by KAVL under U.S. GAAP has been adjusted in order to align with the presentation of Delta under IFRS.

Modification to KAVL’s historical consolidated statement of operations for:

•        Separate presentation of Depreciation & amortisation from General and administration expenses of $0.3 million for the year ended October 31, 2023;

2.      Under U.S. GAAP, leases are classified as either finance or operating at lease commencement if specified criteria have been met, whereas after the adoption of IFRS 16 Leases, IFRS does not distinguish between operating and finance leases. Rather, IFRS applies a single recognition and measurement model to all leases, which is similar to the treatment of finance leases under GAAP after the adoption of ASC 842.

Leases with effect from January 1, 2019. All of KAVL’s leases have been classified as operating under its U.S. GAAP accounting policy, where the lease liability is measured as the present value of the remaining lease payments and the right-of-use asset is re-measured as the amount of the lease liability adjusted for any lease incentives, prepaid/accrued rents, initial direct costs, or impairment. This treatment results in the recognition of rent expense on a straight-line basis over the lease term.

The adjustment represents a decrease of $0.03 million of depreciation on right-of-use assets and an increase of $0.05 million of finance cost for the year ended October 31, 2023 recognised under IFRS.

Note 4 — Adjustments related to the Proposed Transaction

The unaudited pro forma combined statement of financial position and the unaudited pro forma combined statement of profit or loss and other comprehensive income give effect to the following assumptions and adjustments.

(a)    Conversion of Series B Convertible Preferred Stock

Immediately prior to the Closing, KAVL’s Series B Convertible Preferred Stock are expected to convert into KAVL common share at an conversion ratio of approximately 0.4.

(b)    Adjustments to shareholders’ equity

The estimated impact to total shareholders’ equity as of December 31, 2023:

	Share capital		Preferred shares		Additional paid-in capital	Retained earnings	Total shareholders’ equity
	Shares	Amount	Shares	Amount
Reverse Split (Note 5 (a))	52,949	—	—	—	—	—	—
Common shares issued for services (Note 5 (b))	16,667	—	—	—	62	(62)	—
June 2024 Public Offering (Note 5 (c))	1,746,500	2	—	—	5,251	—	5,253
Exercise of Pre-Funded Warrants (Note 5 (d))	2,174,456	2	—	—	(1)	—	1
Conversion of KAVL Series B Convertible Preferred Stock to KAVL Common Stock (Note 4 (a))	357,120	—	(900,000)	(1)	1	—	—
Eliminate KAVL historical equity (Note 4 (b))	(6,783,958)	(5)	—	—	(30,787)	30,792	—
Eliminate Delta historical equity (Note 4 (b))	(1,000)	(1)	—	—	1	—	—
Issuance of shares to Delta Shareholders (Note 4 (b))	97,568,910	98	—	—	(98)	—	—
Issuance of shares to KAVL Shareholders (Note 4 (b))	11,635,183	12	—	—	(12)	—	—
Issuance of shares to Financial Adviser (Note 4 (f)	3,769,781	4	—	—	(4)	—	—
Transaction costs (Note 4 (c))	—	—	—	—	—	(3,415)	(3,415)
Earn out liability (Note 4 (e))	—	—	—	—	—	(22,880)	(22,880)
Listing expense (Note 4 (g))	—	—	—	—	22,941	(22,941)	—
Total accounting adjustments	110,536,608	$112	(900,000)	$(1)	$(1,901)	$(19,251)	$(21,041)

(c)     Transaction costs

Delta and KAVL expect to incur the following non-recurring costs in connection with the Proposed Transaction, such as investment banking fees, legal fees, accounting fees, valuation fees, and other expenses directly associated with the Proposed Transaction:

Total transaction costs of (in thousands):
Delta	$2,165
KAVL	1,250
$3,415

The total costs related to the Proposed Transaction are estimated to amount to $3.4 million. Transaction costs of $3.4 million incurred in connection with the Proposed Transaction have been recorded as accrued transaction liability in the combined statement of financial position as of December 31, 2023.

(d)    Earnings per share

Pro forma earnings per share (referred to as “EPS”) for the unaudited pro forma combined statement of profit and loss and comprehensive income have been recalculated to show the impact of the Proposed Transaction after giving to the share exchange, assuming that the Delta Shares issued in connection with the acquisition of KAVL were outstanding at the beginning of the period presented. For the year ended December 31, 2023, basic EPS and diluted EPS for the unaudited pro forma combined statement of profit and loss and comprehensive income is as follows:

For the year ended December 31, 2023
Basic EPS (in thousands)	$(0.36)
Diluted EPS (in thousands)	$(0.36)

(e)     Earn-out shares

In accordance with the Merger Agreement, the Delta Shareholders and the Maxim Partners LLC (the “Financial Adviser”) shall have the contingent right to receive as additional consideration for an aggregate amount of additional Pubco Ordinary Shares (the “Delta Earnout Shares”) if:

i.       the 2025 Revenue is equal to or exceeds $700 million and

ii.      either (A) the 2025 EBITDA is equal to or exceeds $20 million or (B) the 2025 Net Income is equal to or exceeds $10 million.

The Earnout Shares shall be issued to the Sellers and the Financial Adviser within ten (10) calendar days following the date on which Pubco files the 2025 Annual Report with the SEC. The Earnout Shares shall be allocated amongst the Sellers and the Financial Adviser pro rata based on the number of combined company shares owned by each Seller, and the Financial Adviser, as of the Closing.

If (i) Earnout Shares are issued, (ii) within one (1) year of filing the 2025 Annual Report with the SEC, Pubco’s financial statements that are set forth therein are restated, (iii) prior to the time of such restatement Pubco has not changed its auditor that conducted the audit of Pubco’s audited financial statements set forth in the 2025 Annual Report, and (iv) in such restatement, either (x) 2025 Revenue (as restated, the “Restated 2025 Revenue”) is below $700 million or (y) (A) 2025 EBITDA (as restated, the “Restated 2025 EBITDA”) is below $20 million and (B) 2025 Net Income (as restated, the “Restated Net Income”) is equal to or exceeds $10 million, then a percentage equal to the greatest of the 2025 Revenue Shortfall Percentage, the 2025 EBITDA Shortfall Percentage and the 2025 Net Income Shortfall Percentage, in each case, of the number of Earnout Shares shall be returned by the Sellers and the Financial Adviser to Pubco and cancelled; provided, that in lieu of returning such Earnout Shares the Sellers and the Financial Adviser may, in their sole discretion, either (A) return other Pubco Ordinary Shares to Pubco and/or (B) pay an amount in cash to Pubco equal to the number of Earnout Shares so required to be returned, multiplied by the VWAP of Pubco Ordinary Shares for the twenty (20) Trading Days ending immediately prior the date of such payment. For the avoidance of doubt, the foregoing provisions of this Section 2.4(d) (I) of the Merger Agreement shall not apply if Pubco changes it auditor after the filing of the 2025 Annual Report and prior to such restatement, and (II) will not impose any restrictions on transfer or disposition of the Delta Earnout Shares by the Sellers after the issuance of such Delta Earnout Shares pursuant to this Section 2.4 of the Merger Agreement.

There is diversity in practice for the accounting treatment of these type of agreements but management believe at this time, it should evaluate this in accordance with IAS 32 (Financial Instruments — Presentation). The Earn Out

Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited combined pro forma statement of financial position. The preliminary estimated acquisition-date fair value is approximately $22.88 million.

The preliminary estimated acquisition-date fair value of the Earn-Out Shares was determined using an option pricing method using the most reliable information available. Assumptions used in the valuation were as follows:

Selected volatility	73.3%
Risk-free interest	4.1%
Contractual term	1.33

(f)     Transaction costs associated with the Merger

3,769,781 shares of the combined company have been issued to Maxim as transaction cost incurred in connection with the Merger in lieu of payment of advisory fees.

(g)    Listing expense

The Proposed Transaction, which is not within the scope of IFRS 3 since KAVL does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of Delta shares issued over the fair value of KAVL’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Net assets of KAVL:	$
Property, plant and equipment (net)	3
Right-of-use assets	979
Cash and cash balances	534
Cash and cash balances (Material event)	5,999
Inventories	4,072
Trade and other receivables	1,869
Prepaid expenses	431
Trade and other payables	(374)
Borrowings	(799)
Amount due to related parties	(2,475)
Lease liabilities	(185)
Accrued expenses	(736)
Customer refund due	(392)
Lease liability	(866)
Fair value of identifiable net assets of KAVL (a)	8,060

Fair value of KAVL common stock	18,075
Fair value of KAVL equity awards to be issued	11,974
Fair value of KAVL preferred shares	952
Total market capitalization attributable to KAVL’s shareholders (b)	31,001
Listing expense (c) = (b) – (a)	22,941

Note 5 — Adjustments for Material Events

a)      On January 25, 2024, KAVL effected a reverse stock split at 1-for-21 that resulted in the issuance of 52,949 KAVL Common Stock.

b)      Through the three months ended January 31, 2024, KAVL issued 16,667 shares of KAVL Common Stock to a FINRA member broker-dealer in connection with the termination of its relationship with such broker dealer.

c)      On June 21, 2024, KAVL entered into a securities purchase agreement (the “Purchase Agreement”) with the certain purchasers (the “Purchasers) for the purchase and sale of an aggregate of $5.4 million of KAVL’s securities consisting of 3,525,000 units (the “Units’). With respect to (i) 1,350,000 of the Units (the “Common Units”), each such Common Unit consisted of one share of KAVL’s common stock, par value $0.001 per share (“KAVL Common Stock”) and one and one-half common KAVL warrants (“Common Warrants”) to purchase one and one-half shares of KAVL Common Stock and (ii) the other 2,175,000 Units (the “Pre-funded Units”), each such Pre-funded Unit consisted of a pre-funded KAVL warrant (“Pre-funded Warrant”) to purchase one share of KAVL Common Stock and one and one-half Common Warrants. Pursuant to the Purchase Agreement, the Common Units were sold at a purchase price of $1.53 per Unit and the Pre-funded Units were sold at a purchase price of $1.529 per Unit. The sale of the Units to the Purchasers closed on June 24, 2024 (the “June 2024 Offering Closing Date”). KAVL also sold 396,500 Common Units to additional investors, who did not enter into the Purchase Agreement, under the same terms sold to Purchasers. The proceeds to KAVL from this offering (the “June 2024 Public Offering”) net of issuance costs were approximately $5.2 million.

d)      Immediately after the June 2024 Offering Closing Date, the Purchasers of the Pre-Funded Units exercised all the 2,175,000 Pre-Funded Warrants and purchased shares of common stock. KAVL issued 2,174,456 shares of KAVL Common Stock from exercises of Pre-Funded Warrants, consisting of 1,450,000 Pre-Funded Warrants through cash exercise and 725,000 Pre-Funded Warrants through cashless exercise. KAVL received proceeds amounting to $1,450 from the cash exercise of the Pre-Funded Warrants.

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for Delta and Kaival on a stand-alone basis and the unaudited pro forma combined share information for the year ended December 31, 2023, after giving effect to the Business Combination, without taking into effect any Earnout Shares or the proposed Reverse Split described elsewhere in this proxy statement/prospectus.

The historical book value per share is computed by dividing the total common shareholders’ equity by the number of shares of Kaival Common Stock outstanding at the end of the period. The pro forma combined book value per share of Kaival Common Stock is computed by dividing the total pro forma common shareholders’ equity by the pro forma number of shares of Kaival Common Stock outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma income available to the combined company’s common shareholders by the pro forma weighted-average number of shares of Kaival Common Stock outstanding over the period.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Delta and Kaival and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period.

As of and for the Year Ended December 31, 2023	Historical		Pro forma
	Delta Corp Holdings Limited (December 31, 2023)	Kaival (October 31, 2023) (IFRS)
Book value per share (in thousands)(1)	$68.17	$0.00	$0.00
Earnings per share – basic	$(6.66)	$(0.00)	$(0.36)
Weighted average ordinary shares outstanding – basic	1,000	—	112,973,874
Weighted average shares of common stock outstanding – basic	—	2,721,080	—
Earnings per share – diluted	$(6.66)	$(0.00)	$(0.36)
Weighted average ordinary shares outstanding – diluted	1,000	—	112,973,874
Weighted average shares of common stock outstanding – diluted	—	2,721,080	—

____________

(1)      Book value per share is calculated as total equity divided by pro forma information.

RISK FACTORS

You should carefully consider the following risk factors. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of Kaival, Delta and/or the post-combination company. You should also carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Business Combination

Completion of the Business Combination is subject to a number of conditions and if these conditions are not satisfied or waived, such transactions will not be completed.

Kaival’s obligation and the obligation of Delta to complete the Business Combination are subject to satisfaction or waiver of a number of conditions, including, among others:

•        approval of the Business Combination by Kaival’s stockholders;

•        absence of injunctions or certain legal impediments;

•        approval for the listing on NASDAQ of Pubco’s ordinary shares to be issued in the Business Combination; and

•        accuracy of the representations and warranties of each of the parties, subject to certain materiality thresholds.

There can be no assurance that the conditions to closing set forth in the Merger Agreement will be satisfied or waived or that the Business Combination itself will be completed.

Failure to complete the Business Combination could negatively impact Kaival’s stock price, future business or operations.

If the Business Combination is not completed, Kaival and Delta may be subject to a number of material risks, including the following:

•        Kaival may be required under certain circumstances to pay Delta a termination fee;

•        the price of Kaival’s common stock may decline to the extent that the relevant current market price reflects a market assumption that the Business Combination will be completed; and

•        costs related to the Business Combination, such as legal, accounting, certain financial advisory and financial printing fees, must be paid even if the Business Combination is not completed.

Further, if the Business Combination is terminated and either company’s board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner on terms as attractive as those provided for in the Merger Agreement. In addition, while the Merger Agreement is in effect and subject to very narrowly defined exceptions, Kaival is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, other than with Delta.

The exercise of Kaival’s and Delta’s boards of directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Kaival’s and Delta’s shareholders’ best interests.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require Kaival and/or Delta to agree to amend the Merger Agreement, to consent to certain actions taken by Delta or Kaival, as applicable, or to waive rights that Kaival or Delta is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Kaival’s or Delta’s business, a request by Kaival or Delta to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Kaival’s or Delta’s business. In any of such circumstances, it would be at Kaival’s or Delta’s discretion, acting through their respective board of directors, to grant consent or waive those rights. The existence of the financial and personal interests of the directors of Kaival and Delta described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what they may believe is best for Kaival and its stockholders and what he or they may believe is best for themselves in determining whether or not to take the requested action.

As of the date of this proxy statement/prospectus, Kaival and Delta do not believe there will be any changes or waivers that Kaival’s or Delta’s directors and officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, Kaival will circulate a new or amended proxy statement/prospectus and resolicit Kaival’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the merger proposal.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, Kaival’s board of directors will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

Kaival’s board of directors is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination. If the Adjournment Proposal is not approved, Kaival’s board of directors will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such event, the Business Combination would not be completed.

Risks Relating to the Business of Delta

The value of your investment in Pubco following consummation of the Merger will be subject to the significant risks affecting Delta and those inherent in its industry. You should carefully consider the risks and uncertainties described below and other information included in this proxy statement/prospectus. If any of the events described below occur, the post-Business Combination business and financial results of the combined company could be adversely affected in a material way. This could cause the trading price of the ordinary shares in the capital of Pubco to decline, perhaps significantly, and you therefore may lose all or part of your investment. The following risk factors apply to the business and operations of Delta and will also apply to the business and operations of Pubco following the Business Combination.

Delta relies on third-party contractors and suppliers, as well as other partners and agents, to provide various products and services and unsatisfactory or faulty performance of its contractors, suppliers, partners or agents could have a material adverse effect on its business.

Delta engages third-party contractors, partners and agents to provide services in connection with its business. For example, Delta’s Bulk Logistics segment leases seaborne transportation capacity from independent suppliers to facilitate its business. The lessor is generally obligated to provide the crews, insurance, and maintenance. Disruptions caused by third-party contractors, partners and agents could materially and adversely affect Delta’s operations and reputation.

Additionally, Delta has a number of freight suppliers. If its suppliers are subject to labor or work stoppages, such stoppages may impact its contractual relationship with them and could adversely affect Delta’s operations if an alternative source of supply were not readily available. Also, Delta outsources part of its back-office functions to a third-party contractor. The back-office support center may shut down due to various reasons beyond Delta’s control, which could have an adverse effect on its business. There can be no assurance that the products delivered and services rendered by Delta’s third-party contractors and suppliers will be satisfactory and match the required quality levels. Furthermore, major contractors or suppliers may experience financial or other difficulties, such as natural disasters, terror attacks, failure of information technology systems or labor stoppages, which could affect their ability to perform their contractual obligations to Delta, either on time or at all. Any delay or failure of Delta’s contractors or suppliers to perform their contractual obligations could have a material adverse effect on its business, financial condition, results of operations and liquidity.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs of and cause disruption to Delta’s business.

The international trade of goods is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance the security of seaborne transportation. In 2002, the Maritime Transportation Security Act (“MTSA”) came into effect. To implement certain portions of the MTSA, the United States Coast Guard (“USCG”) issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on Delta. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on Delta’s business, financial condition and results of operations.

Delta is a recently incorporated company with a limited history of operations.

Delta is a holding company for global businesses engaged in logistics, fuel supply and asset management related services, primarily servicing the maritime supply chain. On January 28, 2021, Delta was organized as a private company under the laws of England and Wales by organizing the businesses of Delta established in 2019. Several of Delta’s subsidiaries have been in operation since 2019. As a result, Delta has a limited performance record, operating history, and historical financial statements upon which you can evaluate its operations or its ability to implement and achieve its business strategy. These factors may make evaluating an investment in Delta difficult. Delta cannot assure you that it will be successful in implementing its business strategy.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect Delta’s operations.

The shipment of goods across international borders subjects Delta to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting Delta’s operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside Delta’s control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

Delta leases vessels whose owners are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business, and if such owners fail to comply, there is a potential risk to Delta’s operations for disruption of Delta’s service or other adverse effects on its business.

Delta leases vessels whose owners’ operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which it operates, which can significantly affect its operations. If such owners fail to comply, there is a potential risk to Delta’s operations for disruption of Delta’s service or other adverse affects on its business.

Delta may also incur additional costs to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. These costs could have a material adverse effect on Delta’s business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of Delta’s operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject Delta to liability without regard to whether it was negligent or at fault. Under U.S. Oil Pollution Act of 1990 (“OPA”), for example, owners, operators and lessees are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. Delta is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although Delta has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on its business, results of operations, cash flows and financial condition and its ability to pay dividends, if any, in the future.

Climate change and greenhouse gas restrictions may adversely impact Delta’s operations and markets.

Due to concern over the risk of climate change, several countries and international regulatory bodies have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from seaborne transportation are not currently subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on the emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on emissions from seaborne sources. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from seaborne sources. Compliance with changes in laws, regulations and obligations relating to climate change could increase Delta’s costs and require it to acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities could also be adversely affected by compliance with such changes.

Delta’s Energy Logistics sector has partnered to offset carbon emissions by investing in projects that actively remove or reduce greenhouse gasses, but such programs may not fully achieve their stated aims and calculation of carbon offsets is subject to uncertainty and may not be fully realized in each project.

The fuel supply market is evolving rapidly as customers look to reduce their environmental impacts. In response, Delta’s Energy Logistics segment offers its customers the ability to offset their carbon footprint through a variety of offset projects. In the River Thames, UK markets Delta offer customers physical delivery through barges we lease. In addition, our carbon emissions from operations of such barges Delta offsets by investing in projects that actively remove or reduce greenhouse gasses through investment in operations by Numerco Limited, a company organized under the laws of the United Kingdom specializing in the field of carbon offset, and through which company Delta has invested in emissions reduction projects, which allows an offset to an environmental impact of these operations. Such projects include a biogas project in the Jainqxi Province of China which reduces carbon dioxide emissions by producing electricity from biogas instead of wood, charcoal or other carbon dioxide emitting substances as well as methodologies to reduce methane from escaping into the atmosphere. Another project involves use of biomass in

Rajkot, Gujarat, India, which uses renewal biomass resources instead of fossil fuels to produce steam and electricity. Other projects include a wind farm in Anjra Province, Morocco, for production of electricity through wind power, and a reforestation project on the Guatemalan Caribbean coastline. Numerco provides a list of updated emissions reduction projects for Delta and which is available upon request.

Despite its efforts, there is a risk that Delta and its partnership with Numerco will fail in meeting its environmental goals in carbon reduction in any specified project, for example due to failed technological advancements or failure in operations of those carbon offset projects. Although Delta endeavors to find relevant projects and substitute projects if one is unreliable, these efforts may not proceed as planned. In the event such emissions reduction projects with Numerco fail to reach their goals, Delta and Numerco may substitute alternative projects; however, if all of such projects fail in their goals then Delta will have less reduction of carbon dioxide emissions than planned by Delta.

Expectations around the management of carbon emission matters continue to evolve rapidly, in many instances due to factors that are out of Delta’s control. If Delta and its partners fails to, or is perceived to fail to, comply with or advance certain carbon reductions initiatives (including the timeline and manner in which initiatives are completed), Delta may not achieve its stated aim of carbon neutrality as a result of such offset programs and initiatives for its Energy Logistics segment, even if such initiatives are currently voluntary.

Delta relies on its information systems to conduct its business, and failure to protect these systems against security breaches could adversely affect Delta’s business and results of operations. Additionally, if these systems fail or become unavailable for any significant period, Delta’s business could be harmed.

Delta relies on its computer systems and network infrastructure across its operations. The safety and security and efficient operation of Delta’s business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of Delta’s information systems or any significant breach of security could adversely affect its business and results of operations.

Delta relies on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on its information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure Delta’s confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to Delta’s confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, Delta may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, Delta may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of its information systems.

Delta’s operations and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). The threats to Delta’s information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, Delta may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage it experiences.

Delta may be required to expend significant capital and other resources to protect against and remedy any potential security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, Delta’s remediation efforts may not be successful and it may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt Delta’s business and could have a material adverse effect on its business, results of operations, cash flows and financial condition.

Delta may be unable to attract and retain key management personnel and other employees, which may negatively affect the effectiveness of its management and results of operations.

To a significant extent, Delta’s success depends upon the abilities and efforts of its management team and its ability to hire and retain key members of its management team. Specifically, individuals on Delta’s management team have established strong relationships with many of its significant customers, which in some cases predate such executive’s employment with Delta. The loss of any of these individuals could adversely affect Delta’s business prospects and financial condition, and relationships with those customers for which such departing executive had an established relationship. In addition, difficulty in hiring and retaining personnel could adversely affect Delta’s business, results of operations, cash flows and financial condition.

Delta will be dependent on the services of its founder and chief executive officer and other members of its senior management team.

Delta will be dependent upon its founder and chief executive officer, Mudit Paliwal, and the other members of its senior management team for the principal decisions with respect to its business activities. The loss or unavailability of the services of any of these key members of its management team for any significant period, or the inability of these individuals to manage or delegate their responsibilities successfully as the company’s business grows, could adversely affect its business, financial condition and results of operations. Delta intends to maintain “key man” life insurance for its chief executive and other members of its senior management team.

Delta may not be able to obtain financing for its growth or to fund potential future capital expenditures, which could negatively impact its results of operations and financial condition.

To fund future growth, increased working capital levels or capital expenditures, Delta will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Delta’s ability to obtain additional bank financing or to access the capital markets for any future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control or influence. Any failure to obtain the funds for future growth or capital expenditures could impact Delta’s results of operations, financial condition and its ability to pay any dividends.

Delta extends trade credit to most of its customers and its financial position and results of operations may diminish if it is unable to collect accounts receivable.

Delta extends trade credit to most of its customers and its success in attracting business has been due, in part, to its willingness to extend trade credit on an insured but unsecured basis to customers across its global network of offices, across several different sectors. Delta’s credit procedures and policies, which it believes are robust and effective, are designed for a commercial organization and as such do not and cannot fully eliminate customer credit risk. Any credit losses, if significant, could diminish Delta’s financial position and results of operations.

Delta’s businesses have a significant number of counterparties, subjecting it to counterparty risk.

Delta transacts with a wide array of customers across different segments, products, and geographies. There is a risk of counterparts failing to meet their obligations to Delta in general or in the event of an operational incident. In the event of such an incident, should the parties not be able to reach a commercial agreement or settlement, there is a risk that Delta may have to engage in arbitration and/or litigation to collect its dues. Furthermore, international sanctions have become more comprehensive and complex in recent years, which has restricted business with certain counterparties and/or trades.

If Delta becomes subject to tax in the jurisdictions in which it operates, its net income and cash flow would decrease.

Delta’s business is affected by taxes imposed on the purchase and sale of refined marine petroleum products in various jurisdictions in which it operates from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. Delta does not pay a material amount of tax in any jurisdiction in which it operates. As a result of changes in tax laws or the application by tax authorities of these laws or our failure to comply with tax laws or otherwise, Delta may become liable for an increased amount of tax in any jurisdiction. An increased liability for taxes would decrease Delta’s net income and cash flow.

Environmental, social and governance (ESG) matters may impact Delta’s business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or ESG, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics considered in such assessments include, among others, Delta’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues.

Considering investors’ increased focus on ESG matters, there can be no certainty that Delta will manage such issues successfully, or that it will successfully meet society’s expectations as to its proper role. Any failure or perceived failure by Delta in this regard could have a material adverse effect on its reputation and on its business, financial condition, or results of operations, including the sustainability of its business over time.

Delta’s business requires significant working capital for operations as well as growth, which it presently funds out of cash flow from operations. A decline in cash flows from operations may affect Delta’s ability to grow and/or require it to fund growth with alternative sources such as the issuances of new equity or raising debt finance.

As of December 31, 2023, Delta had total liquidity of approximately $9.89 million in cash and cash equivalents and net working capital (defined as current assets minus current liabilities) of $29.3 million. Delta’s short-term liquidity requirements include the payment of operating and overhead expenses and lease payments as well as funding its other working capital requirements. Delta expects to manage its near-term liquidity needs from our working capital, together with expected cash flows from operations and its $20 million revolving credit facility. A decline in cash flows from operations, for any reason, may require Delta to seek alternative sources of funding to support its future growth, such as the issuance of new common or preferred equity or the raising of debt financing.

Delta’s business and its customers’ businesses are subject to currency exchange risks which could negatively affect Delta’s results of operations, cash flows and reduce its profitability.

The industries and businesses in which Delta operates substantially transact using the U.S. Dollar and Delta generates almost all its revenues and incurs most of its expenses in U.S. Dollars. Specifically, Delta invoices its customers for the sale and delivery of marine petroleum products and lubricants in U.S. Dollars. In addition, receivables and payables in its Bulk Logistics segment are also transacted in U.S Dollars. Many of Delta’s customers are foreign customers and may be required to obtain U.S. Dollars to pay for Delta’s products and services. A rapid depreciation or devaluation in a currency affecting Delta’s customers could have an adverse effect on its customers’ operations and their ability to convert local currency to U.S. dollars to make required payments. This would in turn result in higher credit losses for Delta, which may reduce its results of operations and cash flows.

Delta’s operating expenses and general and administrative expenses are in currencies other than the U.S. Dollar — primarily the Euro, British Pound and other currencies. Changes in the rates of exchange between these currencies and the U.S. Dollar would lead to deviations from Delta’s budgeted operating expenses, which would affect its financial results. When translated into U.S. Dollars, expenses incurred in currencies other than the U.S. Dollar increase when the value of the U.S. dollar falls, which reduces Delta’s profitability.

Delta is subject to funding calls by its protection and indemnity associations, and its associations may not have enough resources to cover claims made against them.

Delta is indemnified for certain liabilities incurred during its operations through membership in protection and indemnity associations, which are mutual insurance associations whose members contribute to cover losses sustained by other association members. Claims are paid through the aggregate premiums (typically annually) of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other protection and indemnity associations with which Delta’s association has entered into inter-association agreements. Delta is at risk if the associations to which it belongs are in default.

Delta from time-to-time acts as a guarantor for finance arrangements at its subsidiaries. As a guarantor, Delta may be subjected to covenants by the lender which can affect its ability to finance future operations or pursue or expand its business activities.

Delta may from time to time enter into a guarantee for finance leases of its subsidiaries in connection with their marine assets. Although currently Delta is guarantor of only one such finance lease, which is non-material, such leases may arise in the ordinary course of business. Financial covenants relating to such leases may limit Delta’s ability to engage in certain corporate actions without the lender’s consent or require Delta or its subsidiary to maintain certain economic measures such a minimum liquidity or net worth. A lenders’ interests may be different from Delta’s and Delta may not be able to obtain its lenders’ permission when needed. This may limit Delta’s ability to pay dividends to you if it determines to do so in the future, finance its future operations or capital requirements, make acquisitions or pursue business opportunities.

Delta’s ability to comply with covenants and restrictions contained in financing leases and any future loan agreements may also be affected by events beyond its control, including prevailing economic, financial and industry conditions. If Delta’s cash flow is insufficient to service its current and future indebtedness and to meet its other obligations and commitments, it will be required to adopt one or more alternatives, such as reducing or delaying its business activities, acquisitions, investments, capital expenditures, the payment of dividends or the implementation of its other strategies, refinancing or restructuring any debt obligations, selling assets or seeking to raise additional debt or equity capital or seeking bankruptcy protection.

Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect Delta’s business.

Delta conducts most of its operations outside of the United States, and its business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where it conducts its business. Moreover, Delta operates in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current military conflict between Russia and Ukraine as well as political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, or between the Houthi and Arab counties in Yemen, or internally in Libya, and stabilizing growth in China, as well as public health concerns stemming from the COVID-19 pandemic.

Frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect Delta’s business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect Delta’s ability to obtain additional financing on terms acceptable to it or at all.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international seaborne trade, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.

In addition, public health threats, such as those posed by COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which Delta operates could adversely impact its operations as well as the operations of its customers.

Any of these occurrences could have a material adverse impact on Delta’s future performance, results of operations, cash flows and financial position.

Protectionist trade policies, including tariffs and other barriers to global trade could adversely affect Delta’s business.

Governments have previously turned to trade barriers to protect their domestic industries against imports and may look to erect further protectionist measures in the future. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be transported, delivery time schedules, voyage costs and other associated costs, which could have an adverse impact on Delta’s customer’s business, operating results and financial condition and could thereby affect their ability to make timely payments to it and to renew and increase their business with Delta. This could have a material adverse effect on Delta’s business, results of operations, and financial conditions.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on Delta’s business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has decreased from 2014 to 2022, sea piracy incidents continue to occur in the Gulf of Guinea and the West Coast of Africa, vessels transporting commodities are particularly vulnerable to such attacks. If piracy attacks continue to occur in regions that are characterized as “war risk” zones, or Joint War Committee “war and strikes” listed areas, insurance premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.

Risks in Connection with Delta’s Bulk Logistics Operating Segment

Delta’s Bulk Logistics segment is an asset-light, third-party logistics (“3PL”) provider of freight forwarding, ocean transportation, mine-to-port and related services and is reliant on outsourced services from ocean freight carriers and inland transportation companies to transport Delta’s clients’ cargo.

Delta’s Bulk Logistics segment relies on independent ocean freight carriers and inland transportation companies for the movement of its clients’ cargo. Consequently, its ability to provide services for its clients could be adversely impacted by: shortages in available cargo capacity; changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor; and other factors not within its control. Reductions in seaborne transportation capacity could negatively impact its yields. Material interruptions in service or stoppages in transportation, whether caused by strike, work stoppage, lock-out, slowdown or otherwise, could adversely impact its business, results of operations and financial condition.

Delta anticipates that the future demand for its Bulk Logistics’ services will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and sources of supply of commodities, agricultural products and intermediate capital goods to be transported by sea as well as changes in seaborne transportation capacity.

The level of future demand for Delta’s Bulk Logistics segment will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand and supply of commodities, agricultural products, and intermediate capital goods as well as changes in the capacity of the global merchant fleet. A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on Delta’s customer’s business and, in turn, could cause a material adverse impact on Delta’s results of operations, financial condition and cash flows. Although global economic conditions have improved following the COVID-19 pandemic, there can be no assurance as to the sustainability of future economic growth. Adverse economic, political, social, or other developments could have a material adverse effect on Delta’s business, financial condition, and operating results.

Freight rates are volatile and may decline to and remain at low levels for a sustained period, which may adversely affect Delta’s earnings, revenue and profitability.

Changes in the demand for and sources of supply of commodities, agricultural products and intermediate capital goods may cause fluctuations in the demand and supply of seaborne transportation capacity and thus freight rates. Because these factors are outside of Delta’s control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Spot and short-term lease rates may fluctuate significantly based upon availability and the supply of and demand for seaborne shipping capacity.

Factors that influence the demand for seaborne transportation include:

•        supply of and demand for energy resources, commodities, consumer and industrial products;

•        changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•        the location of regional and global exploration, production and manufacturing facilities;

•        the location of consuming regions for energy resources, commodities, consumer and industrial products;

•        the globalization of production and manufacturing;

•        global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•        natural disasters and weather;

•        embargoes and strikes;

•        disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods;

•        changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•        environmental and other legal regulatory developments; and

•        currency exchange rates.

Factors that influence the supply of seaborne transportation capacity include:

•        the number of newbuilding orders and deliveries including slippage in deliveries;

•        number of shipyards and ability of shipyards to deliver vessels;

•        port and canal congestion;

•        the scrapping rate of vessels;

•        speed of vessel operation;

•        vessel casualties;

•        the number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;

•        availability of financing for new vessels;

•        changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•        changes in environmental and other regulations that may limit the useful lives of vessels.

In addition to the prevailing and anticipated freight rates, factors that influence global seaborne transportation capacity include pricing, secondhand values in relation to demolition proceeds, fuel costs, operating costs, normal maintenance costs, regulatory compliance costs, insurance coverage costs, the efficiency and age profile of existing capacity, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors are outside of Delta’s control, and it may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

An increase in trade protectionism globally or by certain countries could have a material adverse impact on Delta’s Bulk Logistics’ customer’s businesses and, in turn, could cause a material adverse impact to its results of operations, financial condition and cash flows.

Delta’s operations expose it to the risk that increased level in trade protectionism, will adversely affect its business. If governments impose trade barriers to protect their domestic industries against imports, it may adversely affect Delta’s business.

Delta’s Bulk Logistics operating results may be subject to seasonal fluctuations, which could affect its operating results.

Although Delta’s Bulk Logistics business is not currently subject to substantial seasonal fluctuations, demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in lease rates. This seasonality may result in quarter-to-quarter volatility in our operating results for shipping voyages in the spot market.

Fuel cost may adversely affect the profits of Delta’s Bulk Logistics segment.

Fuel is a significant factor in negotiating lease rates. As a result, an increase in the price of fuel beyond Delta’s expectations may adversely affect its profitability at the time of negotiation. While Delta can mitigate the cost of fuel by supplying it through its Delta Energy business, the price and supply of fuel is unpredictable and fluctuates based on events outside Delta’s control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

Delta’s Bulk Logistics business has inherent operational risks, which may not be adequately covered by insurance.

The operations of Delta’s Bulk Logistics business has certain unique risks. The cargo Delta transports for its customers and their interaction with the vessels Delta leases can be an operational risk as they are often heavy, dense, easily shifted, and may react badly to water exposure. In addition, unloading operations often involve battering treatment with grabs, jackhammers, and small bulldozers. This treatment may cause damage to the vessels Delta leases and the cargo it transports. The loss of a vessel or its cargo due to damage could negatively impact Delta’s business, financial condition and results of operations.

Marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events may also result in damage to the vessels Delta leases and/or its customer’s cargo. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our supplier’s vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to Delta’s customers, which could impair their ability to make payments to Delta.

In the event of a casualty to a supplier’s vessel or other catastrophic event, to the extent that the owner does not provide insurance, Delta relies on its insurance to pay for the loss or damage to its customer’s cargo, the freight earnings and fuel lost. Delta procures insurance against those risks that it believes the maritime transportation industry commonly insures against. These insurances include Charterers Liability Protection and Indemnity Insurance, and Freight, Demurrage and Defense (“FD&D”) insurance.

Trading and hedging activities in freight, tonnage and Forward Freight Agreements, or FFAs, as part of Delta’s Bulk Logistics segment, subjects it to trading risks, and it may suffer trading losses, which could adversely affect its financial condition and results of operations.

Due to the volatility in the cost of the vessels Delta leases, from time-to-time it seeks to adjust the balance between leasing vessels for long periods of time and leasing them on a spot or short-term basis. A long-term lease might profitable or unprofitable depending on the direction of freight rates over the term of the contract. Delta seeks to manage and mitigate this risk through trading and complementary hedging activities in freight, tonnage and FFAs. Delta may trade FFAs with an objective of both economically hedging the risk on the vessels its leases or freight commitments and taking advantage of short-term fluctuations in market prices. Upon settlement, if the contracted lease rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If Delta takes positions in FFAs or other derivative instruments and does not correctly anticipate movements in lease rates over the specified route and time period, it could suffer losses in the settling or termination of the FFA.

There can be no assurance that Delta will be able at all times to successfully protect itself from volatility in freight market. Delta may not successfully mitigate its risks, leaving it exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.

Delta is subject to certain credit risks with respect to its counterparties on contracts, and the failure of such counterparties to meet their obligations could cause it to suffer losses on such contracts and thereby decrease revenues.

Delta and specifically, its Bulk Logistics segment, from time-to-time enters into contracts of affreightment (“COAs”) pursuant to which it agrees to carry cargoes, typically for industrial customers, who export or import commodities, agricultural products and/or intermediate goods. Additionally, Delta may also enter into FFAs, parts of which are traded over-the-counter. It also enters into spot market voyage contracts, where it is paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject Dela to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, Delta could suffer losses on such contracts, which could materially adversely affect its financial condition and results of operations.

Risks in Connection with the Delta Energy and Asset Management Operating Segments

The value of Delta Energy’s marine fuel inventory is subject to price fluctuations which may result in reduced value of its inventory and cause it to suffer financial loss.

Due to the nature of Delta Energy’s business, it may increase the volume of its marine fuel inventories. Depending upon the price and price movement of refined marine fuel, Delta Energy’s marine fuel inventories may subject it to a risk of financial loss. Pricing terms with Delta Energy’s suppliers and customers and hedges by way of oil futures or other instruments, should Delta Energy enter into them, may not adequately protect it in the event of a substantial downward movement in the price of marine fuel.

The refined marine fuel and lubricants that Delta Energy purchases from its suppliers may fail to meet the contractual specifications that it has agreed to supply to its customers and, as a result, Delta Energy could lose business from those customers and be subject to claims or other liabilities.

If the refined marine fuel and lubricants that Delta Energy purchases from its suppliers fails to meet the specifications Delta Energy has contractually agreed to supply to its customers, Delta Energy could be subject to claims or other liabilities. Delta Energy has in place insurance policies that protect it against most of the risks involved in the conduct of its business but it may not be adequate and Delta Energy may not have any recourse against its suppliers for marine fuel that fails to meet agreed specifications.

Delta Energy faces intense competition in its purchasing, selling, gathering, blending, terminalling, transporting, storage and logistics activities. Competition from other providers of refined petroleum products, gasoline blendstocks, renewable fuels, crude oil and propane that can supply Delta Energy’s customers with those products and services at a lower price and have capital resources many times greater than Delta’s could diminish Delta Energy’s operating results.

Delta Energy is subject to competition from distributors and suppliers of refined petroleum products, gasoline blendstocks, renewable fuels, crude oil and propane that may be able to supply customers with the same or comparable products and gathering, blending, terminalling, transporting and storage services and logistics on a more competitive basis. Delta Energy competes with terminal companies, major integrated oil companies and their marketing affiliates, wholesalers, producers and independent marketers of varying sizes, financial resources and experience. Marine fueling requires facilities at ports to service vessels, and Delta Energy competes with other providers of marine fuels in those ports.

Some of Delta Energy’s competitors are substantially larger than it, have greater financial resources and control greater supplies of refined petroleum products, gasoline blendstocks, renewable fuels, crude oil and propane than Delta Energy does. If Delta Energy is unable to compete effectively, it may lose existing customers or fail to acquire new customers, which could have a material adverse effect on its financial condition and results of operations.

Delta Energy’s operations are subject to extensive environmental laws and regulations, the violation of which could result in liabilities, fines or penalties and changes of which may require increased costs necessary to operate its business.

Delta Energy is subject to various environmental laws and regulations dealing with the handling of fuel and fuel products. Delta Energy currently stores fuel inventories on its marine fuel tankers and land-based storage facilities and it may, in the future, maintain fuel inventories at several other locations in fixed or floating storage facilities. Delta Energy’s operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among other things. If Delta Energy is involved in a spill or other accident involving hazardous substances, if there are releases of fuel and fuel products it owns, or if Delta Energy are found to be in violation of environmental laws or regulations, it could be subject to liabilities that could have a materially adverse effect on its business and operating results. Delta Energy is also subject to possible claims by customers, employees and others who may be injured by a fuel spill, exposure to fuel, or other accidents. If Delta Energy should fail to comply with applicable environmental regulations, it could be subject to substantial fines or penalties and to civil or criminal liability.

In particular, Delta Energy’s operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which we operate or are registered, which can significantly affect Delta Energy’s operations. These regulations include, but are not limited to, (i) the International Convention on Civil Liability for Oil Pollution Damage of 1969, (ii) the International Convention for the Prevention of Marine Pollution from Ships of 1973 and (iii) the International Convention for the Safety of Life at Sea of 1974.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages as well as third-party damages. Delta Energy are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Delta Energy’s insurance policies covering certain environmental risks may not be sufficient to cover all such risks and any claim may have a material adverse effect on its business, results of operations, cash flows and financial condition.

Delta Energy may not be able to enter or effectively manage our entry into these new lines of business, which could negatively impact our results of operations and financial condition.

Delta Energy seeks to build a marine lubricants business alongside our existing marine fuels business and to take advantage of the synergies and potential savings afforded by such complimentary businesses working together. Delta Energy has limited experience marketing marine lubricants and as a result, it is difficult to predict its sales and customer service team needs. Accordingly, Delta Energy may be required to increase the number of its employees.

It will also have to market its products and services in new locations and to an expanded customer base. Marine lubricants also have a different credit and collections profile that will need to be managed effectively alongside the marine fuels business. Delta Energy may not be successful in executing its growth plans and may incur significant expenses and losses in connection with its future line of business which could negatively impact its results of operations and financial condition.

Delta’s Asset Management segment is subject to the availability of qualified crew; global personnel shortages could impact this availability, particularly in the case of any pandemic disease such as COVID-19.

An inability of owners to attract and retain qualified personnel as needed could materially impair our ability to find owners with qualified vessels for Delta’s operations and could adversely affect Delta’s business, financial condition and results of operations. Furthermore, as such demand has been increasing, the supply of qualified personnel has experienced some possible decrease and shortages. Qualified personnel historically have come from a limited number of countries, including the Philippines and Ukraine, and the Ukraine is currently experiencing armed conflict and a mandatory draft of certain males, which has reduced significant or eliminated the seaman available from the Ukraine, and reduced the supply of skilled and qualified personnel. Also, due to the COVID-19 pandemic, the shipping industry as a whole is experiencing difficulties in carrying out crew changes, which could impede our ability to find ship owners with qualified personnel operations and could adversely affect Delta’s business, financial condition, results of operations.

Risks affecting Kaival’s Business

Kaival’s Business Is Particularly At Risk Given The FDA’s Strict Regulatory And Enforcement Posture Toward ENDS Products Generally, And Adverse Regulatory And Court Decisions Against Bidi ENDS Products In Particular.

The ENDS industry is relatively new and is rapidly evolving, and the FDA has been aggressive in its oversight of the ENDS industry. Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies, as well as the FDA’s actions on ENDS-related PMTAs (including Bidi’s) and any other entry barriers in relation to the ENDS industry may materially and adversely affect Kaival’s ability to conduct business and Kaival’s results of operations.

In particular, FDA has only authorized the sale of approximately 23 tobacco-flavored ENDS products, and has denied marketing authorizations for every non-tobacco-flavored ENDS product application it has acted upon. The FDA’s stated criteria for authorizing a non-tobacco-flavored ENDS product is that the applicant must demonstrate that the specific non-tobacco flavor “provide[s] an added benefit for adults who smoke cigarettes — in terms of complete switching or significant smoking reduction — relative to that of tobacco-flavored products that is sufficient to outweigh the known risks to youth.” However, some applicants whose non-tobacco flavored applications were denied by FDA have obtained judicial orders remanding the applications to FDA for further review.

Bidi, as well as other companies in the ENDS industry, has taken aggressive actions in response to adverse FDA decisions involving its products and its PMTAs for those products. These efforts by Bidi and others have resulted in some favorable preliminary court decisions, but also many significant unfavorable court decisions. Even if Bidi is able to continue its legal efforts to support its products and applications, the courts, including the Supreme Court, may ultimately issue rulings that could cause Bidi, and us, to go out of business.

If the claims against Kaival and Bidi that have been filed with the International Trade Commission are successful, Kaival and Bidi could be prohibited from importing and selling the Bidi Stick in the United States.

On June 11, 2024, RAI Strategic Holdings, Inc., R.J. Reynolds Vapor Company, R.J. Reynolds Tobacco Company, and RAI Services Company (collectively, the “RJ Reynolds Entities”) filed a patent infringement complaint with the International Trade Commission (the “ITC”) against Bidi, us, and forty (40) other respondents (the “ITC Complaint”) pursuant to Section 337 of the Tariff Act of 1930, as amended. Specifically, the ITC Complaint alleges that one or more components or elements of the Bidi Stick infringe U.S. Patent No. 11,925,202, which is owned by one of the RJ Reynolds Entities. The ITC Complaint requests the ITC grant: (a) temporary and permanent limited exclusion orders pursuant to Section 337(e) of the Tariff Act of 1930, as amended, which would prohibit the importation of the Bidi Stick in the United States; and (b) issue temporary and permanent cease and desist orders pursuant to 337(f) of the

Tariff Act of 1930, as amended, which would prohibit the sale and distribution of the Bidi Stick in the United States. No damages are recoverable in the proceedings before the ITC. If Kaival or Bidi is prohibited from importing the Bidi Stick, then Kaival’s business, operations, financial results, and reputation would be significantly adversely impacted. Bidi disputes the patent infringement claims set forth in the ITC Complaint by the RJ Reynolds Entities and plans to vigorously defend the ITC Investigation. A Commission determination regarding temporary relief is expected in October or December 2024. A final Commission determination on permanent relief is not expected until late 2025 or early 2026. The asserted patent expires in October 2026 as would any exclusion order that the ITC enters as a result of the ITC Complaint. Kaival currently relies exclusively on Bidi as the supplier of the Bidi products that Kaival distributes. The loss of this relationship, or any negative impacts on Bidi’s ability to manufacture the Bidi products, would severely harm Kaival’s business.

Pursuant to the A&R Distribution Agreement between Kaival and Bidi, Bidi has engaged Kaival to act as the sole distributor of the ENDS products and related components, including the BIDI® Stick, manufactured by Bidi. Any failure by Bidi to fulfil its obligation under the A&R Distribution Agreement could have a material adverse effect on Kaival’s revenue and operating results and operating cash flows; and could impair the strength of Kaival’s brand.

In addition, because of Kaival’s dependence on Bidi as the exclusive supplier of Kaival’s products, any loss of Kaival’s relationship with Bidi, or any adverse change in the financial health of Bidi that would affect its ability to perform its obligations under the A&R Distribution Agreement, would have a material adverse effect on Kaival’s revenue, operating results, and ability to run Kaival’s business.

Further, Bidi is subject to supply shortages and interruptions, long lead times, and act-of-God events such as global pandemics, weather related catastrophes, or conflict, any of which could disrupt the operations of Bidi and have a material adverse impact on Kaival’s results of operations. Kaival may be unable to identify or contract with new suppliers or producers in the event of a disruption to Kaival’s supply and could experience a material adverse effect on Kaival’s revenue, operating results, and ability to run Kaival’s business.

The terms of Kaival’s agreements with Bidi, including Kaival’s A&R Distribution Agreement, may not always be as favorable to Kaival as the terms that may be obtained by arms’ length negotiation.

Kaival currently is, and Kaival anticipates that it will continue to be, substantially dependent on Kaival’s relationships with Kaival’s affiliated entities, including Bidi. Kaival believes that Kaival’s current arrangement with Bidi provides Kaival’s business with stability and transparency. Although Kaival believes that the terms of the A&R Distribution Agreement are as favorable to Kaival as what Kaival could have obtained in an arm’s length transaction, there can be no assurance that this arrangement or any future agreements that Kaival enters with Bidi, or any other affiliated entity, will be as favorable to Kaival as it may be able to negotiate with unaffiliated parties.

Kaival relies primarily on Bidi for access to Kaival’s key intellectual property rights, and any change in Kaival’s relationship could adversely alter such rights or Kaival’s access to them.

Kaival currently has no intellectual property rights other than the intellectual property assets it acquired in May 2023 from GoFire and Kaival’s trademarks KAIVAL BRANDS and KAIVAL LABS. Kaival relies on the intellectual property rights, including logos, trademarks, and trade names, of Bidi that were granted to Kaival pursuant to the A&R Distribution Agreement to be used in connection with the marketing, advertisement, and sale of the Bidi products. Kaival also indirectly relies on Bidi’s intellectual property rights related to the Bidi products, such as patents. Kaival has from time to time considered, and discussed with Bidi, potential alterations to this arrangement, including a potential acquisition by Kaival of all or a portion of the intellectual property owned by Bidi and related to Bidi products. Should Kaival pursue such a transaction, it would be a “related party transaction,” as defined by the listing rules of Nasdaq and, thus, subject to the review of the Audit Committee of Kaival’s Board (or, if deemed appropriate, a special Board committee comprised of disinterested directors). Further, should Kaival undertake such a transaction, then it would become responsible to respond if a third-party challenged Bidi’s patents, or infringed upon such rights, in which case Kaival’s business could be materially adversely affected.

Kaival has a limited operating history, and Kaival’s historical operating and financial results may not be indicative of future performance, which, along with the relative early stage of the ENDS industry, makes it difficult to predict Kaival’s future business prospects and financial performance.

Kaival’s current business model is relatively new, and so business and prospects may be difficult to evaluate. Kaival’s limited operating history makes it difficult to evaluate both Kaival’s operating history and Kaival’s future potential. Kaival has yet to demonstrate a consistent ability to generate revenue, and are still subject to many of the risks common to early-stage companies operating in the nicotine and non-nicotine delivery system products sector, including the uncertainty as to Kaival’s ability to implement Kaival’s business plan, market acceptance of business plan, under-capitalization, cash shortages, limitations with respect to personnel, financing and other resources and uncertainty of Kaival’s ability to generate revenues. There is therefore a significant risk that Kaival’s activities will not result in any material revenues or profit, and the likelihood of Kaival’s business viability and long-term prospects must be considered in light of the stage of Kaival’s development. There can be no assurance that Kaival will be able to fulfill Kaival’s stated business strategy and plans, or that financial, technological, market, or other limitations may force Kaival to modify, alter, significantly delay, or significantly impede the implementation of such plans. Kaival has insufficient results of operations in Kaival’s current business model for investors to use to identify historical trends. Investors should consider Kaival’s prospects considering the risk, expenses and difficulties Kaival will encounter as an early-stage company. Kaival’s revenue and income potential is unproven and Kaival’s business model is continually evolving. Kaival is therefore subject to the risk that it will be unable to address these risks, and Kaival’s inability to address these risks could lead to the failure of Kaival’s business.

Kaival’s business is rapidly evolving and is particularly at risk given the FDA’s January 2024 MDO for Classic BIDI® Stick or in the event that Bidi’s pending PMTA for non-tobacco flavored BIDI® Sticks is denied or delayed.

The ENDS industry is relatively new and is rapidly evolving, and the FDA has been aggressive in its oversight of the ENDS industry. Changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies, as well as the FDA’s actions on ENDS-related PMTAs (including Bidi’s) and any other entry barriers in relation to the ENDS industry may materially and adversely affect Kaival’s ability to conduct business and Kaival’s results of operations.

Bidi was among the many companies that received a MDO for its non-tobacco flavored BIDI® Sticks. On August 23, 2022, the U.S. Court of Appeals for the Eleventh Circuit set aside (i.e., vacated) the MDO issued to the non-tobacco flavored BIDI® Sticks and remanded Bidi’s PMTA back to FDA for further review. Specifically, the Court held that the MDO was “arbitrary and capricious” in violation of the Administrative Procedure Act (“APA”) because the FDA failed to consider the relevant evidence before it, specifically Bidi’s aggressive and comprehensive marketing and sales-access-restrictions plans designed to prevent youth appeal and access.

The opinion further indicated that the FDA did not properly review the data and evidence that it has long made clear are critical to the “appropriate for the protection of the public health” standard for PMTAs set forth in the Tobacco Control Act including, in Bidi’s case, “product information, scientific safety testing, literature reviews, consumer insight surveys, and details about the company’s youth access prevention measures, distribution channels, and adult-focused marketing practices,” which “target only existing adult vapor product users, including current adult smokers,” as well as Kaival’s retailer monitoring program and state-of-the-art anti-counterfeit authentication system. Because an MDO must be based on a consideration of the relevant factors, such as the marketing and sales-access-restrictions plans, the denial order was deemed arbitrary and capricious, and vacated by the FDA. The FDA did not appeal the 11th Circuit’s decision.

In the meantime, Bidi has been able to continue marketing and selling the non-tobacco flavored BIDI® Sticks, subject to FDA’s enforcement discretion, for the duration of the PMTA scientific review. FDA has indicated that it is prioritizing enforcement of unauthorized ENDS against companies (1) that never submitted PMTAs, (2) whose PMTAs have been refused acceptance or filing by the FDA, (3) whose PMTAs remain subject to MDOs, and (4) that are continuing to market unauthorized synthetic nicotine products after the July 13, 2022, cutoff. As none of these scenarios apply to Bidi, Kaival believes the risk of FDA enforcement is low. However, there is a risk that Bidi’s PMTA for non-tobacco flavored BIDI® Sticks will be denied, which would have a significant adverse affect on Kaival’s business and could lead to Kaival’s bankruptcy or the failure of Kaival’s business entirely.

Separately, on or about May 13, 2022, FDA placed the tobacco-flavored Classic BIDI® Stick into the final Phase III scientific review. In March 2023, FDA issued a deficiency letter regarding the Classic BIDI® Stick PMTA, to which Bidi submitted a timely response in June 2023. Subsequently, on January 22, 2024, FDA issued a MDO for the

Classic BIDI® Stick, which Bidi is contesting via a petition for review with the 11th Circuit. The January 2024 MDO regarding Classic BIDI® Stick has had an adverse impact on Kaival’s business, and the outcome of Bidi’s 11th Circuit petition is uncertain and will likely take many months or longer to resolve. Kaival’s continuing inability to sell Classic BIDI® Stick could continue to cause material impediments to Kaival’s ability to operate Kaival’s business and cause a material adverse affect on Kaival’s results of operations.

If it is determined or perceived that the usage of ENDS products poses long-term health risks, the use of ENDS products may decline significantly, which may materially and adversely affect Kaival’s business, financial condition, and results of operations.

Negative publicity on the health consequences of ENDS products or other similar devices may also adversely affect the usage of ENDS products. For example, the FDA and the United States Centers for Disease Control and Prevention (“CDC”) issued a joint statement on August 30, 2019, linking a number of cases of respiratory illnesses to ENDS product use. On November 8, 2019, the CDC announced that it had preliminarily linked cases of severe respiratory illness to the presence of Vitamin E acetate, which was found in certain Tetrahydrocannabinol (THC)-containing ENDS cartridges for non-electronic nicotine delivery systems (non-ENDS) products that may have been obtained illegally. However, evidence is not sufficient to rule out the contribution of other chemicals of concern, including chemicals in either THC or non-THC products (THC is the principal psychoactive constituent of cannabis). In January 2020, after further research, the FDA and CDC recommended against the use of THC-containing ENDS products, especially those from unofficial sources, and that the underage, pregnant women and adults who do not currently use tobacco products should not start using ENDS products. On February 25, 2020, the CDC issued a final update, stating that the number of cases of severe respiratory illnesses had declined to single digits as of February 9, 2020. The CDC also reconfirmed that (i) Vitamin E acetate, which was found in some THC-containing ENDS cartridges for non-ENDS ENDS products that were mostly obtained illegally, was strongly linked to and indicated to be the primary cause of the severe respiratory illnesses, and (ii) THC-containing ENDS products from informal sources were linked to most cases of severe respiratory illnesses. Furthermore, there have been recent claims that users of ENDS products may suffer a greater risk of more serious COVID-19 complications. However, it remains unclear whether the exposure to toxic chemicals through ENDS product usage will increase the risk of COVID-19.

Research regarding the actual causes of these illnesses is still ongoing. If ENDS product usage is determined or perceived to pose long-term health risks or to be linked to illnesses, the usage of ENDS products may significantly decline, which would have a material adverse effect on Kaival’s business, financial condition, and results of operations. Although Kaival currently does not offer products containing THC, any perceived correlation between THC and Vitamin E acetate may adversely affect the public’s perception of ENDS products in general, regardless of whether such products contain THC and/or Vitamin E.

Kaival does not expect the assets acquired from GoFire will generate immediate revenue for us, and Kaival may never be able to develop these assets into revenue generating products.

Kaival purchased a certain vaporizer and inhalation-related patent portfolio from GoFire in May 2023 with the goal of diversifying Kaival’s business and lessening Kaival’s dependence on Bidi. Kaival does not expect that the acquired assets will generate immediate revenue for us. While Kaival will seek to monetize the acquired intellectual property, including through third-party licensing opportunities, it can give no assurances at this time that either (i) the patent applications Kaival acquired will result in issued patents or (ii) Kaival will be able to successfully monetize these assets. Kaival’s failure to capitalize on Kaival’s GoFire assets would materially impair Kaival’s strategy of diversifying Kaival’s product offerings, leaving Kaival even more reliant on the products it distributes for Bidi.

Kaival may not be successful in maintaining the consumer brand recognition and loyalty of Kaival’s products and face intense competition and may fail to compete effectively.

Kaival competes in a market that relies on innovation and the ability to react to evolving consumer preferences and, thus, are subject to significant competition in the ENDS market, and larger tobacco industry and compete against companies in such market and industry that have access to significant resources in terms of technology, relationships with suppliers and distributors and access to cash flow and financial markets.

Consumer perceptions of the overall safety of tobacco, nicotine, cannabis, and hemp/CBD-related products is likely to continue to shift, and Kaival’s success depends, in part, on Kaival’s ability to anticipate these shifting tastes and the rapidity with which the markets in which Kaival competes will evolve in response to these changes on a timely and affordable basis. If Kaival is unable to respond effectively and efficiently to changing consumer preferences, the demand for Kaival’s products may decline, which could have a material adverse effect on Kaival’s business, results of operations, and financial condition.

Regulations may be enacted in the future, particularly considering increasing restrictions on the form and content of marketing of tobacco products, that would make it more difficult to appeal to Kaival’s consumers or to leverage existing recognition of the Bidi brand, or other brands that Kaival owns or licenses in the future. Furthermore, even if Kaival can continue to distinguish Kaival’s products, there can be no assurance that the sales, marketing, and distribution efforts of Kaival’s competitors will not be successful in persuading consumers of Kaival’s products to switch to their products. Many of Kaival’s competitors have greater access to resources than we do, which better positions them to conduct market research in relation to branding strategies or to launch costly marketing campaigns. Any loss of consumer brand loyalty to Kaival’s products or reduction of Kaival’s ability to effectively brand Kaival’s products in a recognizable way will have a material effect on Kaival’s ability to continue to sell Kaival’s products and maintain Kaival’s market share, which could have a material adverse effect on Kaival’s business, results of operations, and financial condition.

The competitive environment and Kaival’s competitive position are also significantly influenced by economic conditions, the state of consumer confidence, competitors’ introduction of low-priced products or innovative products, higher taxes, higher absolute prices, and larger gaps between price categories and product regulation that diminishes the consumer’s ability to differentiate tobacco products. Due to the impact of these factors, as well as higher state and local excise taxes and the market share of deep discount brands, the tobacco industry has become increasingly price competitive. As Kaival seeks to adapt to the price competitive environment, Kaival’s competitors that are better capitalized may be able to sustain price discounts for long periods of time by spreading the loss across their expansive portfolios, with which Kaival is not positioned to compete.

“Big tobacco” has also established its presence in the ENDS market and has begun to make investments in the alternative space. There can be no assurance that Kaival’s products will be able to compete successfully against these companies or any of Kaival’s other competitors, some of which have far greater resources, capital, experience, market penetration, sales and distribution channels than do we.

Kaival’s distribution efforts rely in part on Kaival’s ability to leverage relationships with large retailers and national chains.

Kaival’s distribution efforts rely in part on Kaival’s ability to leverage relationships with large retailers and national chains to sell and promote Kaival’s products, which is dependent upon the strength of the Bidi brand name and, in the future, any brand names that Kaival may own or license, and Kaival’s salesforce effectiveness. To maintain these relationships, Kaival must continue to supply products that will bring steady business to these retailers and national chains. Kaival may not be able to sustain these relationships or establish other relationships with such entities, which could have a material adverse effect on Kaival’s ability to execute Kaival’s branding strategies, Kaival’s ability to access the end-user markets with Kaival’s products, or Kaival’s ability to maintain Kaival’s relationships with the manufacturer and sub-distributors of Kaival’s products. For example, if Kaival is unable to meet benchmarking provisions in certain of Kaival’s contracts or if it is unable to maintain and leverage Kaival’s retail relationships on a scale sufficient to make Kaival an attractive distributor, it would have a material adverse effect on Kaival’s ability to act as sole distributor for Bidi, and on Kaival’s business, results of operations and financial condition.

In addition, there are factors beyond Kaival’s control that may prevent Kaival from leveraging existing relationships, such as industry consolidation. If Kaival is unable to develop and sustain relationships with large retailers and national chains or are unable to leverage those relationships due to factors such as a decline in the role of brick-and-mortar retailers in the North American economy, Kaival’s capacity to maintain and grow brand and product recognition and increase sales volume will be significantly undermined. In such an event, Kaival may ultimately be forced to pursue and rely on local and more fragmented sales channels, which will have a material adverse effect on Kaival’s business, results of operations and financial condition.

Competition from illicit sources may have an adverse effect on Kaival’s overall sales volume, restricting the ability to increase selling prices and damaging brand equity.

Illicit trade and tobacco trafficking in the form of counterfeit products, smuggled genuine products, and locally manufactured products on which applicable taxes or regulatory requirements are evaded, represent a significant and growing threat to the legitimate tobacco industry and significant, and unfair, competition that we are faced with. Moreover, factors such as increasing tax regimes, regulatory restrictions, and compliance requirements are encouraging more consumers to switch to illegal, cheaper tobacco-related products, and providing greater rewards for smugglers. All of these factors based on illicit trade has had and may continue to have an adverse effect on Kaival’s overall sales volume, may restrict the ability to increase selling prices, damage Kaival’s brand equity, and may lead to commoditization of Kaival’s products. If Kaival is unable to manage the risks posed by illicit competition, Kaival’s results of operation and overall business may suffer.

Kaival’s products are regulated by the FDA, which has broad regulatory powers. Increases in tobacco-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions.

Tobacco products, premium cigarette papers, and tubes have long been subject to substantial federal, state, and local excise taxes. Such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives or further disincentivize tobacco usage. Since 1986, smokeless products have been subject to federal excise tax. Federally, smokeless products are taxed by weight (in pounds or fractional parts thereof) manufactured or imported. Any increases in tobacco-related taxes may materially adversely affect the demand for Kaival’s products.

Kaival’s supply to Kaival’s wholesalers and retailers is dependent on the demands of their customers who are sensitive to increased sales taxes and economic conditions affecting their disposable income.

Consumer purchases of tobacco products are historically affected by economic conditions, such as changes in employment, salary and wage levels, the availability of consumer credit, inflation, interest rates, fuel prices, sales taxes, and the level of consumer confidence in prevailing and future economic conditions. Discretionary consumer purchases, such as the BIDI® Stick, may decline during recessionary periods or at other times when disposable income is lower, and taxes may be higher.

Kaival may be subject to increasing international control and regulation.

The FCTC is the first international public health treaty that establishes a global agenda to reduce initiation of tobacco use and regulate tobacco to encourage tobacco cessation. Over 170 governments worldwide have ratified the FCTC. The FCTC has led to increased efforts to reduce the supply and demand of tobacco products and to encourage governments to further regulate the tobacco industry. The tobacco industry expects significant regulatory developments to take place over the next few years, driven principally by the FCTC. Regulatory initiatives that have been proposed, introduced or enacted include:

•        the levying of substantial and increasing tax and duty charges;

•        restrictions or bans on advertising, marketing and sponsorship;

•        the display of larger health warnings, graphic health warnings and other labeling requirements;

•        restrictions on packaging design, including the use of colors and generic packaging

•        restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines;

•        requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents levels;

•        requirements regarding testing, disclosure and use of tobacco product ingredients;

•        increased restrictions on smoking in public and workplaces and, in some instances, in private places and outdoors;

•        elimination of duty-free allowances for travelers; and

•        encouraging litigation against tobacco companies.

Kaival’s business may be damaged by events outside of Kaival’s own or Bidi’s control, such as the impact of epidemics, political changes, or natural disasters.

Kaival’s business could be adversely affected by the effects of epidemics, political changes, wars or natural disasters. World economies and capital markets have been adversely impacted by COVID-19 and its variants, the Ukraine-Russia conflict, the recent eruption of hostilities in Israel and Gaza and political instability in the United States and elsewhere. The lasting impacts of these matters on the United States and broader global economy, including supply chain disruption, may have a significant continuing negative effect on Kaival’s company and may continue to materially impact Kaival’s company, Kaival’s ability to conduct business, Kaival’s financial condition and results of operations.

Reliance on information technology means a significant disruption could affect Kaival’s communications and operations.

Kaival increasingly relies on information technology systems for Kaival’s internal communications, controls, reporting and relations with customers and suppliers, and information technology is becoming a significantly important tool for Kaival’s sales staff. In addition, Kaival’s reliance on information technology exposes Kaival to cyber-security risks, which could have a material adverse effect on Kaival’s ability to compete. Security and privacy breaches may expose Kaival to liability and cause Kaival to lose customers or may disrupt Kaival’s relationships and ongoing transactions with other entities with whom Kaival contracts throughout Kaival’s network. The failure of Kaival’s information systems to function as intended, or the penetration by outside parties’ intent on disrupting business processes, could result in significant costs, loss of revenue, assets or personal or other sensitive data and reputational harm.

Security and privacy breaches may expose Kaival to liability and cause Kaival to lose customers.

Federal and state laws require Kaival to safeguard Kaival’s wholesalers’, retailers’, and consumers’ financial information, including credit information. Although Kaival has established security procedures to protect against identity theft and the theft of Kaival’s customers’ financial information, Kaival’s security and testing measures may not prevent security breaches. Kaival cannot guarantee that a future breach will not result in material liability or otherwise harm to Kaival’s business. In the event of any such breach, Kaival may be required to notify governmental authorities or consumers under breach disclosure laws, indemnify consumers, or other third parties for losses resulting from the breach, and expend resources investigating and remediating any vulnerabilities that contributed to the occurrence of the breach. Kaival relies on third-party technology to safeguard the security of sensitive information in Kaival’s possession. Advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or other developments may result in a compromise or breach of the technology used by Kaival to protect customer data. Any compromise of Kaival’s security, even a security breach that does not result in a material liability could harm Kaival’s reputation and, therefore, Kaival’s business and financial condition. In addition, a party who can circumvent Kaival’s security measures or exploit inadequacies in Kaival’s security measures, could, among other effects, misappropriate proprietary information, cause interruptions in Kaival’s operations or expose customers and other entities with which Kaival interacts to computer viruses or other disruptions. Actual or perceived vulnerabilities may lead to claims against us. Any insurance coverage that Kaival obtains to cover such risks may be insufficient to cover all claims or losses. To the extent the measures Kaival has taken prove to be insufficient or inadequate, it may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to Kaival’s reputation.

Kaival may fail to manage its growth.

Kaival has grown significantly in a short amount of time and intend to continue to grow in the future. However, any future growth will place additional demands on Kaival’s resources, and Kaival cannot be sure it will be able to manage Kaival’s growth effectively. If Kaival is unable to manage Kaival’s growth while expanding the distribution of Kaival’s products and increasing profit margins, or if new systems that Kaival implements to assist in managing Kaival’s growth do not produce the expected benefits, Kaival’s business, financial position, results of operations and cash flows could be adversely affected. Kaival may not be able to support, financially or otherwise, future growth, or hire, train, motivate and manage the required personnel. Kaival’s failure to manage growth effectively could also limit Kaival’s ability to achieve Kaival’s goals as they relate to streamlined sales, marketing and distribution operations and the ability to achieve certain financial metrics.

The departure of key management personnel and the failure to attract and retain talent could adversely affect Kaival’s operations.

Kaival’s success depends upon the continued contributions of Kaival’s senior management, especially Interim Chief Executive Officer, Mark Thoenes, Kaival’s Interim Chief Financial Officer, Eric Morris. If one or more of Kaival’s executive officers are unable or unwilling to continue in their present positions, Kaival may not be able to replace them readily, if at all. Additionally, Kaival may incur additional expenses to recruit and retain new executive officers. If any of Kaival’s executive officers join a competitor or forms a competing company, Kaival may lose some or all of its customers. Finally, Kaival does not maintain “key person” life insurance on any of Kaival’s executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect Kaival’s business, financial condition, and results of operations.

Kaival’s insurance may be insufficient to cover losses that may occur as a result of Kaival’s operations.

Kaival currently maintain directors’ and officers’ liability insurance and property and general liability insurance. This insurance or other insurance Kaival may elect to obtain may not be or remain available to Kaival or be obtainable by Kaival at commercially reasonable rates, and the amount of Kaival’s coverage may not be adequate to cover any liability it incurs. Future increases in insurance costs, coupled with the increase in deductibles, will result in higher operating costs and increased risk. If Kaival was to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if Kaival was to incur such liability at a time when Kaival was not able to obtain liability insurance, Kaival’s business, results of operations and financial condition could be materially adversely affected.

Risks related to the Kaival industry

Kaival is subject to fluctuations in its results that make it difficult to track trends and develop strategies in the short term.

In response to competitor actions and pricing pressures, Kaival has engaged in significant use of promotional and sales incentives. Kaival regularly reviews the results of its promotional spending activities and adjusts its promotional spending programs to maintain Kaival’s competitive position as well as to confirm compliance with Kaival’s adult-focused marketing policies. Accordingly, unit sales volume and sales promotion costs in any period are not necessarily indicative of sales and costs that may be realized in subsequent periods. Additionally, promotional activity significantly increases net sales in the month in which it is initiated, and net sales are adversely impacted in the month after a promotion. Accordingly, based upon the timing of Kaival’s marketing and promotional initiatives, Kaival has and may continue to experience significant variability in its results, which could affect Kaival’s ability to formulate strategies that allow it to maintain its market presence across volatile periods. If Kaival’s fluctuations obscure Kaival’s ability to track important trends in Kaival’s key markets, it may have a material adverse effect on Kaival’s business, results of operations and financial condition.

Adverse U.S. and global economic conditions could negatively impact Kaival’s business, prospects, results of operations, financial condition or cash flows.

Kaival’s business and operations are sensitive to global economic conditions. These conditions include interest rates, energy costs, inflation, recession, fluctuations in debt and equity capital markets, and the general condition of the United States and world economies, including as a result of the effect of the COVID-19 pandemic. A material decline in the economic conditions affecting consumers, which cause a reduction in disposable income for the average consumer, may change consumption patterns, and may result in a reduction in spending on Kaival’s product offerings or a switch to cheaper products or products obtained through illicit channels. As such, demand for Kaival’s products may be particularly sensitive to economic conditions such as inflation, recession, high energy costs, unemployment, changes in interest rates and money supply, changes in the political environment, the ultimate effect on the economy of the COVID-19 pandemic and other factors beyond Kaival’s control, any combination of which could result in a material adverse effect on Kaival’s business, results of operations, and financial condition.

The market for ENDS products is subject to a great deal of uncertainty and is still evolving.

ENDS products, having recently been introduced to market over the past 10 to 15 years, are at a relatively early stage of development, and represent core components of a market that is evolving rapidly, highly regulated, and characterized by a number of market participants. Rapid growth in the use of, and interest in, ENDS products is recent, and may not continue on a lasting basis. The demand and market acceptance for these products is subject to a high level of uncertainty. Therefore, Kaival is subject to all the business risks associated with a new enterprise in an evolving market.

For example, ENDS products that are non-tobacco flavored continue to face the threat of prohibition at the local level, as many state and local authorities and attorneys general push for bans or request the FDA to deny a PMTA for flavored ENDS. To date, at least four states have banned the sale of flavored ENDS (e.g., New York, New Jersey, Rhode Island, and Massachusetts), with several more considering similar bans (e.g., Maryland, California, and Connecticut). As the September 9, 2021, PMTA review deadline has now passed, the FDA has implemented a de facto ban of non-tobacco flavored ENDS by denying over 99% of pending applications, while issuing zero marketing authorizations for non-tobacco flavored ENDS.

If flavors are ultimately prohibited to be sold by Bidi in the United States, the use of ENDS products may decline significantly, which may materially and adversely affect Kaival’s business, financial condition, and results of operations. Continued evolution, uncertainty, and the resulting increased risk of failure of Kaival’s new and existing product offerings in this market could have a material adverse effect on Kaival’s ability to build and maintain market share and on Kaival’s business, results of operations and financial condition.

Some of Kaival’s product offerings through Bidi are subject to developing and unpredictable regulation.

Kaival’s products are sold through Kaival’s distribution network and may be subject to uncertain and evolving federal, state, and local regulations, including hemp, non-THC cannabidiol (CBD) and other non-tobacco consumable products. Enforcement initiatives by those authorities are therefore unpredictable and impossible to anticipate. Kaival anticipates that all levels of government, which have not already done so, are likely to seek in some way to regulate these products, but the type, timing, and impact of such regulations remains uncertain. These regulations include or could include restrictions including prohibitions on certain form factors, such as smokable hemp products, or age restrictions. On January 26, 2023, The FDA announced that it would not initiate rulemaking to regulate CBD as a dietary food ingredient. Rather, after careful review, the FDA has concluded that a new regulatory pathway for CBD is needed that balances individuals’ desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA further indicated that it is prepared to work with Congress on this matter. Accordingly, Kaival cannot give any assurance that such actions would not have a material adverse effect on this emerging business.

Significant increases in state and local regulation of Kaival’s products have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. The Prevent All Cigarette Trafficking (or PACT) Act, which went into effect in June 2010, amended the Jenkins Act and initially only applied to the sales of cigarettes, roll-your-own tobacco, and smokeless tobacco. Specifically, the PACT Act regulates the sale, transfer, or shipment of these products for both business-to-business transactions as well as “delivery sales,” which are defined as any sale of cigarettes, roll-your-own tobacco, or smokeless tobacco where the consumer orders the product remotely and prohibits such deliveries through the U.S. Postal Service (or USPS), except in certain circumstances (e.g., business-to-business deliveries).

Under the enactment of the Preventing Online Sales of E-Cigarettes to Children Act (part of the larger 2021 Consolidated Appropriations Act), effective March 27, 2021, the definition of “cigarettes” in the PACT Act was amended to include ENDS, which is defined as “any electronic device that, through an aerosolized solution, delivers nicotine, flavor, or any other substance to the user inhaling from the device,” including “an e-cigarette; an e-hookah; an e-cigar; a vape pen; an advanced refillable personal vaporizer; an electronic pipe; and any component, liquid, part, or accessory of a device described above, without regard to whether the component, liquid, part, or accessory is sold separately from the device.” As such, delivery sales of the BIDI® Stick are subject to the PACT Act.

The PACT Act requires all sellers to register with the ATF, as well as the tobacco tax administrators of the states into which a shipment is made or in which an advertisement or offer is disseminated. Delivery sellers who ship cigarettes (including ENDS) or smokeless tobacco to consumers are further required to label packages as containing tobacco, verify the age, and identity of the customer at purchase, use a delivery method (other than through the USPS)

that checks ID and obtains adult customer signature at delivery, and maintain records of delivery sales for a period of four years after the date of sale, among other things. Delivery sellers are also required to file a monthly report with the state tobacco tax administrator and any other local or tribal entity that taxes the sale of the products. Such reports must include the name and address of the persons delivering and receiving the shipment and the brand and quantity of the “cigarettes” that were shipped. These requirements apply to all sales, including sales to consumers and sales between businesses.

In addition to the de facto FDA flavor ban that has resulted from the denial of nearly all PMTAs for flavored ENDS, ENDS products that are non-tobacco flavored continue to face the threat of prohibition at the local level, as many state and local authorities and attorneys general push for bans or request the FDA to deny PMTAs for flavored ENDS. To date, at least four states have banned the sale of flavored ENDS (e.g., New York, New Jersey, Rhode Island, and Massachusetts), with several more considering similar bans (e.g., Maryland, California, and Connecticut).

Risks Related to Pubco’s Ordinary Shares

An investment in Pubco’s Ordinary Shares is speculative and there can be no assurance of any return on any such investment.

An investment in Pubco’s Ordinary Shares is highly speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in their investment, including the risk of losing their entire investment.

The price of Pubco’s Ordinary Shares may be volatile.

The price of Pubco’s Ordinary Shares may fluctuate due to a variety of factors, including:

•        actual or anticipated fluctuations in Pubco’s quarterly or annual operating results;

•        publication of research reports by securities analysts about Kaival or Kaival’s competitors or Kaival’s industry;

•        the public’s reaction to its press releases, its other public announcements and its filings with the SEC;

•        Pubco’s failure or the failure of its competitors to meet analysts’ projections or guidance that Pubco or its competitors may give to the market;

•        additions and departures of key personnel;

•        mergers and strategic alliances in the industries in which Pubco operates;

•        market prices and conditions in the industries in which Pubco operates;

•        changes in government regulation;

•        the failure of securities analysts to publish research about Pubco, or shortfalls in Pubco’s operating results compared to levels forecast by securities analysts;

•        announcements concerning Pubco or its competitors;

•        strategic decisions by Pubco or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•        the passage of legislation or other regulatory developments affecting Pubco or its industries;

•        speculation in the press or investment community;

•        changes in accounting principles;

•        potential or actual military conflicts or acts of terrorism, acts of war or periods of widespread civil unrest;

•        natural disasters and other calamities, including natural disasters affecting the supply chain or use of petroleum products; and

•        changes in general market and economic conditions.

These market and industry factors may materially reduce the market price of Pubco’s Ordinary’s Shares, regardless of Pubco’s operating performance. In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert Pubco’s management’s attention and resources, and could also require Pubco to make substantial payments to satisfy judgments or to settle litigation.

Pubco’s quarterly revenues and operating results may fluctuate for many reasons, which may make Pubco’s future results difficult to predict and could cause its operating results to fall below investors’ and analysts’ expectations, negatively affecting its stock price.

Each of Kaival’s and Delta’s revenues and operating results have fluctuated in the past, and will likely fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are beyond their control. Because the companies’ businesses are changing and evolving rapidly, their historical operating results may not be useful in predicting Pubco’s future operating results. Factors that may cause fluctuations in Pubco’s operating results include, without limitation:

•        changes in the composition and size of the companies’ customer base;

•        macroeconomic conditions, both nationally and locally;

•        expansion to new markets;

•        fluctuations in commodity prices and freight prices;

•        the pricing of third-party services, including leasing costs;

•        changes in the companies’ distribution network, particularly the gain or loss of key distribution network partners;

•        changes in the companies’ subsidiaries’ business models;

•        changes in the number of customers which do business with the companies, or the amount of spending per customer;

•        the introduction of new technologies or product or services offerings by the companies’ competitors;

•        changes in customers’ budget allocations, affiliations or marketing strategies;

•        uncertainty in the regulatory environments for the companies or their customers;

•        changes in capital expenditures as the companies acquire assets or businesses to support their businesses;

•        costs relating to the maintenance or acquisition of business or technologies;

•        labor availability and costs for hourly and management personnel; and

•        changes in interest rates, to the extent that the companies or their customers have exposure to changes in interest rates.

Due to the above factors, Pubco believes that period-to-period comparisons of each of Delta’s and Kaival’s financial results, while informative, are not necessarily meaningful, and you should not rely on past financial results as an indicator of Pubco’s future performance. If Pubco’s financial results in any future period fall below the expectations of securities analysts and investors, the market price of Pubco’s securities would likely decline.

Pubco may need additional capital in the future to support its operations and/or future growth initiatives, if such additional financing is not available, on reasonable terms or at all, Pubco’s liquidity and results of operations will be materially and adversely impacted.

Future growth initiatives, or other developments in the short term, such as the entry into agreements which require large cash payments or the acquisition of businesses, may necessitate additional financing. Pubco may seek to raise additional capital through public or private debt or equity financings in order to:

•        fund the additional operations and capital expenditures;

•        take advantage of favorable business opportunities, including geographic expansion or acquisitions of complementary businesses or technologies;

•        develop and upgrade its technology infrastructure beyond current plans;

•        develop new product and service offerings;

•        take advantage of favorable conditions in capital markets; or

•        respond to competitive pressures.

Although Pubco does not currently believe it will need to raise capital in the near term, the capital markets have historically been volatile. It is difficult to predict when, if at all, it will be possible for Pubco to raise capital through these markets. Pubco cannot assure you, if it needs additional financing, that the additional financing will be available on terms favorable to Pubco, or at all. If Pubco must raise additional capital, and additional financing is not available, its liquidity and results of operations will be materially and adversely impacted.

Kaival’s stockholders will experience dilution in the ownership of Pubco due to the issuance of Pubco Ordinary Shares to the Delta shareholders as consideration in the Business Combination. Having a minority share position likely reduces the influence that Kaival’s current stockholders have on the management of Pubco.

Based on Delta’s current capitalization, Kaival anticipates Pubco issuing (or reserving for issuance) an aggregate of [__] Pubco Ordinary Shares, subject to adjustment, to the Kaival stockholders as consideration in the Business Combination. It is anticipated that, immediately following completion of the Business Combination, the Sellers, as the shareholders of Delta, will own approximately 90% of the issued and outstanding Pubco Ordinary Shares (including Maxim in exchange for its Delta Shares, which Delta Shares Maxim received for M&A advisory services pursuant to the Maxim Letter Agreement), and Kaival’s existing stockholders will own approximately 10% of the issued and outstanding Pubco Ordinary Shares. These percentages do not include the Earnout Shares or Pubco Ordinary Shares which may be issued upon exercise of outstanding warrants exercisable for Kaival Common Stock which will be exchanged for warrants exercisable for Pubco Ordinary Shares in connection with the Business Combination. For a discussion of these assumptions, see “The Business Combination Proposal (Proposal 1) — Merger Consideration.” For more information, see “Risk Factors — Risks Related to Pubco — Delta’s founder and CEO, Mudit Paliwal and his affiliates, will have considerable influence over important corporate matters following the consummation of the Business Combination, which may result in Pubco taking certain actions that some other shareholders may or may not agree.” Moreover, the ownership percentages with respect to the post-Business Combination company do not take into account sources of dilution from any equity awards following the consummation of the Business Combination. Such dilution could, among other things, limit the ability of Kaival’s current stockholders to influence the management of Pubco through the election of directors and approving of some proposals submitted to shareholders following the Business Combination.

Future issuances of any equity securities by Pubco may dilute the existing interests of Kaival stockholders and Delta shareholders and decrease the trading price of Pubco shares.

Pubco will issue Pubco Ordinary Shares as consideration for the Business Combination, and Pubco may issue additional Pubco Ordinary Shares, including the Earnout Shares, or other equity or convertible debt securities without approval of the holders of Pubco Ordinary Shares. Any future issuance of equity securities by Pubco could dilute the existing interests of Kaival stockholders and Delta shareholders, unless they participate in those issuances, and could substantially decrease the trading price of Pubco Ordinary Shares.

Moreover, Pubco may require significant capital investment to support its business, or for acquisitions, and Pubco may issue additional Pubco Ordinary Shares, or other equity-linked securities or convertible debt securities of equal or senior rank, without approval of the holders of the Pubco Ordinary Shares in certain circumstances for a number of reasons, including to finance Pubco’s operations and business strategy (including in connection with acquisitions and other transactions); if Pubco were to incur debt, to adjust Pubco’s ratio of debt to equity; to satisfy its obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

Pubco’s issuance of additional Pubco Ordinary Shares, or other equity or convertible debt securities of equal or senior rank, would have the following effects: (i) Pubco’s existing shareholders’ proportionate ownership interest in Pubco may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding Pubco Ordinary Share may be diminished; and (iv) the market price of Pubco Ordinary Shares may decline.

After the consummation of the Business Combination, executive officers and directors of Pubco and its subsidiaries may be granted share-based compensation pursuant to the terms of the Pubco Equity Plan. You will experience additional dilution as, and to the extent that, such share-based compensation becomes vested and settled or exercised, as applicable, for Pubco Ordinary Shares.

For additional information on dilution scenarios, see “Management of Pubco Following the Business Combination.”

Pubco may acquire businesses in the future, potentially exposing it to increased operating risks and have a dilutive impact on Pubco’s Ordinary Shares.

Pubco intends to explore acquisition opportunities across its business segments as part of its growth strategy. This expansion could expose Pubco to additional business and operating risks and uncertainties, including:

•        the ability to effectively integrate and manage acquired businesses;

•        the ability to realize its investment in the acquired businesses;

•        the diversion of management’s time and attention from other business concerns;

•        the risk of entering markets in which Delta or Kaival may have no or limited direct prior experience; and

•        the potential loss of key employees.

Although Pubco’s management will endeavor to evaluate the risks inherent in any particular transaction, it cannot assure you that it will properly ascertain all such risks. In addition, future acquisitions could result in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities and may affect the market price of Pubco’s Ordinary Shares. Difficulties encountered with acquisitions may have a material adverse effect on Pubco’s business, financial condition and results of operations.

Following the consummation of the Business Combination, Pubco’s management and majority ownership will be different than for that of Kaival prior to the Business Combination, and may take actions different from actions taken by the existing management of Kaival or with which you disagree regarding important transactions, including relating to a change in control.

Upon consummation of the Business Combination, Delta will have the right to appoint up to six member of the directors of the board of directors for Pubco, and Kaival will have the right to appoint one member, according to the Merger Agreement and the Pubco Charter. In addition, the ownership of Pubco will be composed of different shareholders as reflected in the section entitled “Security Ownership of Certain Beneficial Owners and Management” contained elsewhere in this proxy statement/prospectus, than existing shareholders of Kaival. Accordingly, the board of directors of Pubco and the applicable majority of its shareholders may take actions, subject to applicable law and the Pubco Charter and other obligations of Pubco, which are different from the decisions and actions taken by Kaival’s board of directors or owners. These decisions and actions could include entry into material agreements; acquisitions of assets, business lines or segments or businesses; dispositions of assets, business lines or segments or businesses; mergers of assets, business lines or segments or business with related or other companies; recharacterization of the accounting treatment of Pubco’s business segments; changes of control of Pubco or any of its subsidiaries; entry into or modification of credit lines, and other items related to managing and owning an operating company generally and particularly related to a company with more than one operating segment. There can be no assurance that you will agree with the decisions taken by the management or relevant ownership of Pubco, and subject to applicable law and the governing documents of Pubco and its agreements, including the Pubco Charter, important transactions may be made which you may or may not agree, such as those referenced above or other matters. Pubco’s management and other existing shareholders, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. In addition, the concentrated voting power of Pubco may have the effect of delaying, preventing or deterring, on the one hand, or affecting on the other hand, a change in control of Pubco or entry of Pubco into important transactions.

The unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Pubco’s actual financial position or results of operations would have been.

The unaudited pro forma combined financial information in this proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on a number of assumptions and is not necessarily indicative of what Pubco’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue.

Because Pubco is incorporated in the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Pubco is an exempted company incorporated in the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the United States upon Pubco’s directors or officers, or enforce judgments obtained in the United States courts against Pubco’s directors or officers.

Pubco’s corporate affairs will be governed by the Pubco Charter the Cayman Islands Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. Pubco will also be subject to the federal securities laws of the United States. The rights of Pubco shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Pubco’s directors to Pubco under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of Pubco’s shareholders and the fiduciary responsibilities of Pubco’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

Pubco has been advised by its Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against Pubco or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) in original actions brought in the Cayman Islands, to impose liabilities against Pubco predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

After the closing of the Business Combination, Delta and Pubco expect that several of the post-Business Combination company’s directors and officers will live outside the United States and that certain assets of the post-Business Combination company will be located outside the United States; therefore, investors may not be able to enforce federal securities laws or their other legal rights.

Delta and Pubco expect that after the closing of the Business Combination, several of the post-Business Combination company’s directors and officers will reside outside of the United States and that certain assets of the post-Business Combination company will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon the post-Business Combination company or any of Pubco’s directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties on its directors and officers under U.S. laws, including federal securities laws.

Pubco cannot assure you that it will pay dividends.

Pubco may pay dividends in the future, although no dividend policy has been adopted by it or currently is resolved to be adopted, and Pubco will make dividend payments to its shareholders in the future only if its board of directors, acting in its sole discretion, determines that such payments would be in Pubco’s best interest and in compliance with relevant legal, fiduciary and contractual requirements. The payment of any dividends is not guaranteed or assured, and if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

Pubco’s ability to pay dividends will in any event be subject to factors beyond its control, including the following:

•        its earnings, financial condition and anticipated cash requirements;

•        the terms of any current or future credit facilities or loan agreements Pubco has or will enter into (which it expects will prohibit the payment of dividends upon the occurrence of customary events of default and other provisions);

•        the acquisition of one or more finance leases or assets;

•        required capital expenditures;

•        reserves that its board of directors considers necessary or advisable;

•        or unanticipated expenses;

•        future issuances of securities;

•        disputes or legal actions; and

•        the requirements of the laws of the Cayman Islands, if any, which limit payments of dividends if Pubco is, or could become, insolvent and generally prohibit the payment of dividends other than from surplus (retaining earnings and the excess of consideration received for the sale of shares above the par value of the shares).

Pubco may pay dividends in the future but currently has not plans to do so, and if no dividend plan is adopted you may not receive any return on investment unless you sell your Ordinary Shares for a price greater than that which you paid for it.

Pubco may retain future earnings, if any, for future operations, expansion and debt repayment. Pubco may pay dividends in the future, although no dividend policy has been adopted by it or currently is resolved to be adopted. Any decision to declare and pay dividends in the future will be made at the discretion of Pubco’s board of directors and will depend on, among other things, Pubco’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that its board of directors may deem relevant. In addition, Pubco’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that Pubco or its subsidiaries incur. As a result, if no dividend policy is adopted by Pubco, you may not receive any return on an investment in Pubco shares unless you sell your shares for a price greater than that which you paid for them and any potential investor who anticipates the need for current dividends should not purchase Pubco’s securities.

Pubco is a holding company, and it will depend on the ability of its subsidiaries to distribute funds to Pubco in order to satisfy its subsidiaries’ financial and other obligations.

Pubco is a holding company and will have no significant assets other than the equity interests in its subsidiaries. As a result, its ability to pay dividends and meet its other obligations will depend on the performance of its subsidiaries and their ability to distribute funds to Pubco. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of any Pubco credit facility, any financing agreement it may enter into in the future or by Cayman Islands law, which regulates the payment of dividends by companies. If Delta or Kaival do not satisfy a requirement or breach a covenant in any financing agreement it has or may enter into in the future, such subsidiary may be restricted from paying dividends. If Pubco is unable to obtain funds from its subsidiaries, it will not be able to pay dividends unless it obtains funds from other sources, which it may not be able to do.

Pubco’s corporate governance practices will be in compliance with, and will not be prohibited by, the laws of the Cayman Islands, and, as such, Pubco will be entitled to exemption from certain national exchange corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the national exchange corporate governance requirements.

Pubco’s corporate governance practices will be in compliance with, and are not prohibited by, the laws of the Cayman Islands. Therefore, Pubco expects to be exempt from many of national exchange corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by Pubco in lieu of national exchange corporate governance rules, see “ Management of Pubco Following the Merger — Other Corporate Governance Matters” in this proxy statement/prospectus.

Anti-takeover provisions in the Pubco Charter could make it difficult for its shareholders to replace or remove its board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of its common stock.

Several provisions of the Pubco Charter could make it difficult for its shareholders to change the composition of its board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•        authorizing the board of directors to issue “blank check” preferred shares without shareholder approval;

•        providing for a classified board of directors with staggered, three-year terms;

•        prohibiting cumulative voting in the appointment of directors;

•        authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of Pubco’s ordinary shares entitled to vote for the directors;

•        prohibiting shareholder action by written consent unless consent is signed by all shareholders entitled to vote on the action;

•        limiting the persons who may call special meetings of shareholders; and

•        establishing advance notice requirements for nominations for election to its board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of Pubco’s ordinary shares and your ability to realize any potential change of control premium.

Delta’s founder and CEO, Mudit Paliwal and his affiliates, will have considerable influence over important corporate matters following the consummation of the Business Combination, which may result in Pubco taking certain actions with which some other shareholders may or may not agree.

Immediately following the consummation of the Business Combination, Mr. Paliwal and his affiliates will hold approximately 86.36% of the aggregate voting power of Pubco, reflecting the assumptions set forth under “Unaudited Pro Forma Combined Financial Information.”

As a result, Mr. Paliwal will have considerable influence over matters such as electing or removing directors, approving any amendments to the Pubco Charter and approving material mergers, acquisitions or other business combination transactions. As a Pubco director, Mr. Paliwal owes a fiduciary duty to Pubco’s shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of Pubco’s shareholders. As a shareholder, even a controlling shareholder, Mr. Paliwal is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of Pubco’s shareholders generally. Therefore, Mr. Paliwal may take actions that are not in the best interests of Pubco’s other shareholders. Even if Mr. Paliwal is no longer a director of Pubco, he will continue to have the ability to exercise the same significant voting power and potentially control the outcome of matters submitted to Pubco’s shareholders for approval.

This concentrated control will, among other things, limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of Pubco Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

The Nasdaq may not list Pubco’s securities, which could limit investors’ ability to make transactions in Pubco’s securities and subject Pubco to additional trading restrictions.

Pubco anticipates that its securities will be listed on The NASDAQ Stock Market, or Nasdaq, a national securities exchange, upon consummation of the Business Combination. Although, after giving effect to the Business Combination, Pubco expects to meet, on a pro forma basis, Nasdaq’s minimum initial listing standards, which generally mandate that Pubco meets certain requirements relating to shareholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution requirements, Pubco cannot assure you that it will be able to meet those initial listing requirements. If Nasdaq does not list Pubco’s securities for trading on its exchange, Pubco could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity with respect to its securities;

•        a determination that its shares are “penny stock” which will require brokers trading in its shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for its shares;

•        a limited amount of news and analyst coverage for the company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Assuming Pubco’s shares will be listed on Nasdaq, its shares will be covered securities. Although the states are preempted from regulating the sale of its securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Furthermore, if Pubco were no longer listed on Nasdaq, its shares would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

Pubco’s failure to meet the continued listing requirements of Nasdaq could result in a de-listing of its Ordinary Shares.

If after listing Pubco fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list the Pubco Ordinary Shares. Such a de-listing would likely have a negative effect on the price of the Pubco Ordinary Shares and would impair your ability to sell or purchase the Pubco Ordinary Shares when you wish to do so. In the event of a de-listing, Pubco would take actions to restore its compliance with Nasdaq’s listing requirements, but Kaival can provide no assurance that any such action taken by Pubco would allow the Pubco Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of the Pubco Ordinary Shares, prevent its shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If the Pubco Ordinary Shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If Pubco does not obtain or retain a listing on the Nasdaq and if the price of its ordinary shares is less than $5.00, its shares will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our shares, and therefore stockholders may have difficulty selling their shares.

If securities or industry analysts do not publish or cease publishing research or reports about Pubco, its business or its market, or if they change their recommendations regarding Pubco’s ordinary shares adversely, the price of Pubco’s ordinary shares and trading volume could decline.

The trading market for Pubco Ordinary Shares may be influenced by the research and reports that securities or industry analysts may publish about Pubco, its business, its market or its competitors. If any of the analysts who may cover Pubco change their recommendation regarding its ordinary shares adversely, or provide more favorable relative recommendations about its competitors, the price of Pubco’s ordinary shares would likely decline. If any analyst who may cover Pubco was to cease coverage of Pubco or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, which in turn could cause the price of its ordinary shares or trading volume to decline.

There can be no assurance that Pubco will ever provide liquidity to its investors through a sale of the company.

While acquisitions of holding companies like Pubco are not uncommon, potential investors are cautioned that no assurances can be given that any form of merger, combination, or sale of our company will take place following the Business Combination, or that any merger, combination, or sale, even if consummated, would provide liquidity or a profit for Pubco’s investors following the Business Combination. You should not invest in our company with the expectation that we intend to or will be able to sell the business in order to provide liquidity or a profit for our investors.

In making your investment decision, you should understand that Pubco has not authorized any other party to provide you with information concerning Pubco or the Business Combination.

You should carefully evaluate all the information in this proxy statement/prospectus before investing in Pubco. We may receive media coverage regarding our company, including coverage that is not directly attributable to statements made by Pubco’s officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by Pubco, its officers or employees. Pubco has not authorized any other party to provide you with information concerning Pubco or the Business Combination, and you should not rely on this information in making an investment decision.

Executive officers and directors of Kaival may have interests in the Business Combination that are different from, or in addition to, the rights of Kaival stockholders.

Executive officers of Kaival negotiated the terms of the Merger Agreement and the Kaival board of directors approved the Merger Agreement and the transactions contemplated thereunder and recommend that you vote in favor of the proposals at the Special Meeting. These executive officers and directors may have interests in these transactions that are different from, or in addition to, yours. These interests include the continued employment of certain executive officers of Kaival by Pubco or its subsidiaries, certain amendments to option agreements and expiration dates of options, and the indemnification of Kaival executive officers and directors by Pubco. Stockholders should be aware of these interests when they consider the board of directors’ recommendation that stockholders vote in favor of the transactions. For a description of the interests of Kaival executive officers and directors in the transactions, see “Interests of Kaival Directors and Executive Officers in the Transactions” beginning on page 89 of this proxy statement/prospectus.

Pubco’s Proposed Charter provides that Pubco will waive any interest or expectancy in business opportunities presented to its officers, directors, affiliates and representatives, which will not limit such person’s activities in business opportunities that otherwise would be presented to Pubco.

Pubco’s Proposed Charter, which we also refer to as the Pubco Charter, provides that Pubco renounces and waives any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities that are from time to time presented to its, officers, directors or shareholders or their affiliates or representatives, even if the opportunity is one that Pubco might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of Pubco’s officers or directors will generally be liable to Pubco for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to Pubco. This will allow our officers or directors, in part, to not provide business opportunities to Pubco or provide such opportunities to other which may compete with Pubco. Strong competition for business opportunities could result in fewer such opportunities for us. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

An investment in Pubco may involve tax implications, and you are encouraged to consult your own advisors as neither we nor any related party is offering any tax assurances or guidance regarding our company or your investment.

The formation of our company and our financings, as well as an investment in our company generally, involves complex federal, state and local income tax considerations. Neither the Internal Revenue Service nor any State or local taxing authority has reviewed the transactions described herein and may take different positions than the ones contemplated by management. You are strongly urged to consult your own tax and other advisors prior to investing or voting your shares, as neither we nor any of our officers, directors or related parties is offering you tax or similar advice, nor are any such persons making any representations and warrants regarding such matters.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of Pubco’s income or other tax returns could adversely affect its financial condition and results of operations.

Pubco will be subject to income taxes in the United States, and its domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Its future effective tax rates could be subject to volatility or adversely affected by several factors, including:

•        changes in the valuation of its deferred tax assets and liabilities;

•        expected timing and amount of the release of any tax valuation allowances;

•        tax effects of stock-based compensation;

•        costs related to intercompany restructurings;

•        changes in tax laws, regulations or interpretations thereof; or

•        lower than anticipated future earnings in jurisdictions where Pubco has lower statutory tax rates and higher than anticipated future earnings in jurisdictions where it has higher statutory tax rates.

In addition, Pubco may be subject to audits of its income, sales and other transaction taxes by federal, state and local authorities. Outcomes from these audits could have an adverse effect on Pubco’s financial condition and results of operations.

The Merger, taken together with the Share Exchange, may not qualify as an exchange described in Section 351 of the Code, potentially causing a U.S. shareholder to recognize gain for U.S. federal income tax purposes.

For a detailed discussion of material U.S. federal income tax consequences of the Business Combination, see the section titled “Material U.S. Federal Income Tax Considerations” in this proxy statement/prospectus.

The parties intend that the Merger, taken together with the Share Exchange, qualify as an exchange described in Section 351(a) of the Code. In addition, SRFC, counsel for Kaival, and EGS, U.S. counsel for Delta, each shall deliver a tax opinion, dated as of the Closing Date, that the Merger, taken together with the Share Exchange, should qualify as an exchange described in Section 351 of the Code. The Merger may also qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

There are many requirements that must be satisfied in order for the Merger, taken together with the Share Exchange, to qualify as an exchange described in Section 351(a) of the Code or a “reorganization” within the meaning of Section 368(a) of the Code. For instance, such qualification of the transaction as such could be adversely affected by events or actions that occur after the time of the Business Combination. If, for example, Pubco disposes or sells the shares of Kaival Common Stock or a substantial portion of Kaival’s business assets following the Business Combination, there is a risk that the Merger, taken together with the Share Exchange, will fail to qualify as an exchange described in Section 351(a) of the Code and/or a “reorganization” within the meaning of Section 368(a) of the Code. In addition, if any of the assumptions, representations, covenants or undertakings by Delta or Kaival is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinion may also be affected, and the U.S. federal income tax consequences of the Merger could differ from those described below under the heading “Material U.S. Federal Income Tax Considerations”. In such case, a U.S. shareholder of Kaival Common Stock would recognize gain or loss upon the exchange of the shares of Kaival Common Stock for Pubco Ordinary Shares equal to the difference between the fair market value, at the time of the Merger, of the Pubco Ordinary Shares received in the Merger and such U.S. Holder’s tax basis in the shares of Kaival Common Stock surrendered in the Merger. Such gain or loss would be long-term capital gain or loss if the shares of Kaival Common Stock were held for more than one year at the time of the Merger. In such event, the tax basis of Pubco Ordinary Shares received in the Merger would equal their fair market value at the time of the Merger and the holding period of such Pubco Ordinary Shares would commence the day after the Merger. The opinion is given only as of the Closing Date and is not binding on the Internal Revenue Service or any court. Neither Kaival nor Delta has requested, and neither intends to request, a ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth in the tax opinion. For more information, see the section entitled “Material U.S. Federal Income Tax Considerations”.

If Pubco or a subsidiary of Pubco is a “passive foreign investment company,” or a PFIC, in the year of the offering or in any future year, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Under the Code, a foreign corporation will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to the foreign corporation’s subsidiaries, either (i) 75% or more of the foreign corporation’s gross income consists of passive income or (ii) 50% or more of the average quarterly value of the foreign corporation’s assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Pubco has not determined whether it, or any of its subsidiaries, will be a passive foreign investment company following the Business Combination because the determination of whether Pubco or a subsidiary of Pubco is a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Whether Pubco or any of its subsidiaries will be a PFIC in 2024 or any future taxable year is uncertain because, among other things, (i) Pubco will own directly and/or indirectly after the closing of the Business Combination, a substantial amount of passive assets, including cash, (ii) the valuation of Pubco’s and its subsidiaries’ assets that generate non-passive income for PFIC purposes, including intangible assets, is uncertain and may depend in part of the market price of Pubco’s Ordinary Shares from time to time, which may fluctuate substantially, (iii) the treatment of amounts in respect of refundable tax credits from governmental entities Pubco receives, or may become entitled to receive, as gross income that is not passive income is uncertain, and (iv) the composition of Pubco’s and its subsidaries’ income may vary substantially over time. There can be no assurance that Pubco or a subsidiary of Pubco (including Delta) will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to Pubco’s or any of its subsidiaries’ PFIC status, or with respect to the expectations regarding Pubco’s or a subsidiary’s PFIC status in 2024 or any future taxable year.

If Pubco or its subsidiary is a PFIC for any taxable year during which a U.S. shareholder holds Pubco Ordinary Shares, Pubco or its relevant subsidiary would continue to be treated as a PFIC with respect to that U.S. shareholder for all succeeding years during which the U.S. shareholder holds Pubco Ordinary Shares, even if Pubco or the relevant subsidiary ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. shareholder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on the disposition of Pubco Ordinary Shares as ordinary income (and therefore ineligible for the preferential rates that apply to capital gains with respect to some U.S. shareholders), (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends on Pubco Ordinary Shares and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable shareholders to make a qualified electing fund election, or a QEF Election, that could mitigate the adverse U.S. federal income tax consequences should Pubco or its subsidiary be classified as a PFIC.

If U.S. tax authorities were to treat Pubco as a “controlled foreign corporation,” there could be adverse U.S. federal income tax consequences to certain U.S. investors.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Pubco Ordinary Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in the Pubco group. Certain United States shareholders of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and certain investments in U.S. property by controlled foreign corporations, whether or not Pubco makes any distributions to such United States shareholder. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to a United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. Furthermore, there can be no assurance that Pubco will have sufficient information to assist investors in determining whether Pubco or any of its subsidiaries are treated as a CFC or whether such holder is treated as a United States shareholder with respect to any of such CFC. In addition, Pubco cannot guarantee that it will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. U.S. shareholders should consult their own advisors regarding the potential application of these rules to an investment in Pubco Ordinary Shares.

Pubco could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If Pubco faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business.

Risks Related to Pubco Becoming a Public, Emerging Growth Company

Pubco will incur significant increased costs as a result of operating as a public company and its management will be required to devote substantial time to new compliance initiatives.

As a public company, Pubco will incur significant legal, accounting and other expenses that are incurred by a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, has imposed various requirements on public companies. Pubco’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Pubco anticipates that compliance with these rules and regulations will result in substantially greater legal, accounting and financial compliance costs. A number of those requirements will require Pubco to carry out activities it has not done previously. For example, Pubco will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, these rules and regulations may make Pubco’s activities related to legal, accounting and financial compliance more difficult, time-consuming and costly and may also place undue strain on Pubco’s personnel, systems and resources. Furthermore, if Pubco identifies any issues in complying with those requirements (for example, if Pubco or its auditors identify a material weakness or significant deficiency in Pubco’s internal control over financial reporting), Pubco could incur additional costs rectifying those issues, and the existence of those issues could adversely affect Pubco, its reputation or investor perceptions of Pubco. If these requirements divert the attention of Pubco’s management and personnel from other business concerns, they could have a material adverse effect on Pubco’s business, financial condition and results of operations. For example, Pubco expects these rules and regulations to make it more difficult and more expensive for Pubco to obtain directors’ and officers’ liability insurance, and Pubco may be required to incur substantial costs to maintain such coverage. Pubco estimates the additional costs it may incur to respond to these requirements to range from $500,000 to $1,000,000 million annually, although unforeseen circumstances could increase actual costs. These increased costs will require Pubco to divert a significant amount of money that it could otherwise use to expand its business and achieve its strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase Pubco’s costs.

Pubco is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its securities less attractive to investors.

Pubco is an “emerging growth company,” as defined in the JOBS Act. It will remain an “emerging growth company” for up to five years. However, if its non-convertible debt issued within a three-year period or revenues exceeds $1.235 billion, or the market value of its common shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, it would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, Pubco is not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, it has reduced disclosure obligations regarding executive compensation in its periodic reports, and it is exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Pubco has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of Pubco’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. The company cannot predict if investors will find its common shares less attractive because it may rely on these provisions. If some investors find its common shares less attractive as a result, there may be a less active trading market for its shares and its share price may be more volatile.

As an “emerging growth company” under applicable law, Pubco will be subject to lessened disclosure requirements, which could leave its shareholders without information or rights available to shareholders of more mature companies.

For as long as Pubco remains an “emerging growth company”, it intends to elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•        taking advantage of an extension of time to comply with new or revised financial accounting standards;

•        reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Pubco expects to take advantage of these reporting exemptions until it is no longer an “emerging growth company.” Because of these lessened regulatory requirements, Pubco’s shareholders would be left without information or rights available to shareholders of more mature companies.

Because Pubco has elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company”, its financial statements may not be comparable to companies that comply with public company effective dates.

Pubco has elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company. This election allows Pubco to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, Pubco’s financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing Pubco’s business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of Pubco’s ordinary shares.

If Pubco fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in Pubco’s financial and other public reporting, which would harm its business and the trading price of its ordinary shares.

Effective internal controls over financial reporting are necessary for Pubco to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause Pubco to fail to meet its reporting obligations. In addition, any testing by it conducted in connection with Section 404 of Sarbanes-Oxley, or any subsequent testing by its independent registered public accounting firm, may reveal deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in Pubco’s reported financial information, which could have a negative effect on the trading price of its ordinary shares.

Pubco will be required to disclose changes made in its internal controls and procedures and its management will be required to assess the effectiveness of these controls annually. However, for as long as Pubco is an “emerging growth company,” its independent registered public accounting firm will not be required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404 of Sarbanes-Oxley. An independent assessment of the effectiveness of its internal controls could detect problems that its management’s assessment might not. Undetected material weaknesses in Pubco’s internal controls could lead to financial statements and restatements and require it to incur the expense of remediation.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on Pubco’s business and share price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following Pubco’s first annual report required to be filed with the SEC. Pubco’s independent registered public accounting firm will not be required to attest to the effectiveness of Pubco’s internal control over financial reporting until the later of the year following its first annual report required to be filed with the SEC or the date Pubco is no longer an emerging growth company and is an accelerated or large accelerated filer.

To comply with the requirements of being a public company, Pubco may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. In addition, Pubco may identify material weaknesses in its internal control over financial reporting that it may not be able to remediate in time to meet the applicable deadline imposed upon Pubco for compliance with the requirements of Section 404.

If Pubco identifies weaknesses in its internal control over financial reporting, is unable to comply with the requirements of Section 404 in a timely manner or to assert that its internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting, investors may lose confidence in the accuracy and completeness of Pubco’s financial reports and the market price of its ordinary shares could be negatively affected, and Pubco could become subject to investigations by the Nasdaq or other market or exchange on which its securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Following the Business Combination, Pubco’s business and share price may suffer as a result of its lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about Pubco, its business, or its market, or if they change their recommendations regarding Pubco’s Ordinary Shares in an adverse manner, the price and trading volume of Pubco’s Ordinary Shares could decline.

Prior to the completion of the Business Combination, Delta has been a privately-held company. Delta’s lack of public company operating experience may make it difficult to forecast and evaluate its future prospects. If Pubco is unable to execute its business strategy, either as a result of its inability to manage effectively its business in a public company environment or for any other reason, Pubco’s business, prospects, financial condition and operating results may be harmed.

The trading market for Pubco’s Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about Pubco, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on Pubco. If no securities or industry analysts commence coverage of Pubco, its share price and trading volume would likely be negatively impacted. If any of the analysts who may cover Pubco changes its recommendation regarding Pubco’s Ordinary Shares in an adverse manner, or provides more favorable relative recommendations about its competitors, the price of Pubco’s Ordinary Shares would likely decline. If any analyst who may cover Pubco were to cease coverage of Pubco or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, which could cause Pubco’s Ordinary Shares or trading volume to decline.

Pubco’s status as a foreign private issuer exempts Pubco from certain of the corporate governance standards of the Nasdaq, limiting the protections afforded to investors.

Pubco is a “foreign private issuer” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain Nasdaq corporate governance requirements, including the requirements that:

•        a majority of the board of directors consists of independent directors;

•        both a nominating and corporate governance and a compensation committee be established and composed entirely of independent directors and each committee has a written charter addressing its purpose and responsibilities;

•        an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken;

•        non-management directors meet in regular executive sessions without members of management in attendance;

•        a company has corporate governance guidelines or a code of ethics; and

•        an audit committee consists of a minimum of three independent directors.

Pubco voluntarily complies with most of the Nasdaq rules. However, you will not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, Pubco is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if Pubco complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, Pubco will be subject to its corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of its home country. Some corporate governance practices in the Cayman Islands may differ from Nasdaq corporate governance listing standards. Currently, Pubco intends to follow home country practice to the maximum extent possible. Therefore, Pubco’s shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of Pubco’s corporate governance practices, see “Management.”

Pubco may lose its foreign private issuer status in the future, which could result in significant additional cost and expense.

While Pubco currently qualifies as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, Pubco’s next determination will be made on [•], 2025. In the future, Pubco would lose its foreign private issuer status if it were to fail to meet the requirements necessary to maintain its foreign private issuer status as of the relevant determination date. For example, if 50% or more of Pubco’s outstanding voting securities are held by U.S. residents and more than 50% of its senior management or directors are residents or citizens of the United States, Pubco could lose its foreign private issuer status. Immediately following the closing of the Business Combination, approximately [•]% of Pubco’s outstanding ordinary shares will likely be held of record by U.S. residents.

The regulatory and compliance costs to Pubco under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs Pubco incurs as a foreign private issuer. If we Pubco is not a foreign private issuer, it will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. Pubco would be required under current SEC rules to prepare its financial statements in accordance with U.S. GAAP rather than IFRS and modify certain of its policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of Pubco’s financial statements to U.S. GAAP would involve significant time and cost. In addition, Pubco may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

THE SPECIAL MEETING OF KAIVAL STOCKHOLDERS

Date, Time and Place of the Special Meeting

The Special Meeting will be held at 10:00 a.m., Eastern time, on _____, __________ __, 2024, virtually via the Internet at [          ], to consider and vote upon the Business Combination Proposal, the Charter Amendments Proposal, the Advisory Charter Amendments Proposal, the Reverse Stock Split Proposal, and/or if necessary, the Adjournment Proposal (as all terms are defined below) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, Kaival is not authorized to consummate the Business Combination.

Purpose of the Special Meeting

At the Special Meeting, Kaival is asking its stockholders as of the record date of ________________, 2024 (the “Record Date”) to consider and vote upon:

•        Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, which, among other things, provides for the merger of Kaival into Merger Sub and the Share Exchange resulting in each of Kaival and Delta surviving as a direct, wholly-owned subsidiary of Pubco, and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus (which we collectively refer to as the “Business Combination Proposal”);

•        Proposal No. 2 — The Charter Amendments Proposal — to consider and vote upon a proposal to approve and adopt the amended and restated memorandum and articles of association of Pubco (the “Proposed Charter”), in the form attached hereto as Annex B (which we refer to as the “Charter Amendments Proposal”);

•        Proposal No. 3 — The Advisory Charter Amendments Proposal — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with U.S. Securities and Exchange Commission (“SEC”) requirements (which we refer to as the “Advisory Charter Amendments Proposal”);

•        Proposal No. 4 — The Reverse Stock Split Proposal — to consider and vote on a proposal to approve an amendment to the Kaival Certificate of Incorporation to provide for a reverse stock split (the “Reverse Split”) of the Kaival Common Stock, that will be at a ratio ranging from one for two (1:2) to one for [*] (1:[*]), the final determination of which shall be determined by the Kaival Board” (which we refer to as the “Reverse Stock Split Proposal”); and

•        Proposal No. 5 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the special meeting (which we refer to as the “Adjournment Proposal”).

Record Date; Shares Entitled to Vote; Quorum

Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of Kaival Common Stock on the Record Date, which is            , 2024. Stockholders will have one vote for each share of Kaival Common Stock owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were            shares of Kaival Common Stock outstanding.

A quorum of Kaival stockholders is necessary to hold a valid meeting. If the holders of record of one third of the total number of votes eligible to be cast by the holders of the outstanding shares of the capital stock of Kaival entitled to vote thereat, represented in person or by proxy at the Special Meeting, a quorum will exist. We will count proxies marked as “abstain”, “withhold” and broker non-votes as shares present to determine the total number of shares present at the Special Meeting.

Vote Required; Abstentions and Broker Non-Votes

Assuming a quorum is present at the Special Meeting, the following will be required to approve each Proposal:

The Business Combination Proposal requires the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of Kaival. As a result, abstentions and “broker non-votes” (see below), if any, will have the effect of a vote against the Business Combination Proposal. Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.

The Charter Amendments Proposal requires the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of Kaival. As a result, abstentions and “broker non-votes” (see below), if any, will have the effect of a vote against the Charter Amendments Proposal. Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.

The Advisory Charter Amendments Proposal requires the affirmative vote of the holders of a majority of shares present and entitled to vote at the Special Meeting, if a quorum is present. As a result, abstentions and “broker non-votes” (see below), if any, will have no effect on Advisory Charter Amendments Proposal.

The Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of shares present and entitled to vote at the Special Meeting, if a quorum is present. As a result, abstentions and “broker non-votes” (see below), if any, will have no effect on Reverse Stock Split Proposal.

The Adjournment Proposal, if presented, requires the affirmative vote of the holders of a majority of shares present and entitled to vote at the Special Meeting, if a quorum is present. As a result, abstentions and “broker non-votes” (see below), if any, will have no effect on Adjournment Proposal.

Shares Held by Kaival’s Directors and Executive Officers

As of the Record Date, the directors and executive officers of Kaival as a group owned and were entitled to vote            shares of the common stock of Kaival, representing approximately            % of the outstanding shares of Kaival Common Stock on that date (this figure includes            shares of Kaival’s common stock underlying options that are exercisable as of the Record Date). Kaival expects that its directors and executive officers will vote their shares in favor of the Business Combination Proposal and all other Proposals.

Concurrently with the entry into the Merger Agreement, Kaival, Delta and Pubco entered into a Voting Agreement with specified officers and directors of Kaival who hold Kaival Common Stock or securities convertible into Kaival Common Stock, and which we refer to as the “Holders.” In the Voting Agreement, the Holders pursuant to have agreed to vote (i) in favor of approving all resolutions related to the Merger Agreement and related transactions as contemplated thereunder, (ii) in favor of adopting the Merger Agreement, (iii) in opposition to specified other proposals for the acquisition of Kaival, (iv) to execute documentation in support of the Merger Agreement and related transactions and (v) to refrain from exercising dissenters’ rights or rights of appraisal, if any, with respect to these transactions. The Voting Agreement includes appointments of a proxy and limitations on transfer of Kaival shares by the Holder and will terminate upon the earliest to occur of (x) the mutual written consent of each of Delta, Pubco, Kaival and the Holder, (y) the effective time of the Merger, and (z) the date of termination of the Merger Agreement in accordance with its terms.

As of the Record Date, these persons beneficially held an aggregate of [___] shares of Kaival Common Stock, representing approximately [__]% of the outstanding shares of Kaival’s common stock.

Kaival, Delta and Pubco expect that a majority of the holders of Kaival Common Stock will execute voting support Agreements equivalent to the Voting Agreements. Delta has the right to terminate the Merger Agreement if a majority of holders of KAVL Common Stock have not entered into voting and support agreements equivalent to the Voting Agreements on or before October 31, 2024.

Voting of Proxies

If your shares are registered in your name with Kaival’s transfer agent, Direct Transfer, LLC, you may cause your shares to be voted by returning a signed proxy card, or you may vote during the Special Meeting. Additionally, you may submit electronically over the Internet or by phone a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet or by telephone. Based on your proxy cards or Internet and telephone proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Special Meeting and wish to vote, you can do so electronically during the Special Meeting via live webcast by visiting [            ]. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Special Meeting. If you attend the Special Meeting and vote, your vote will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Special Meeting will be voted at the Special Meeting in accordance with the instructions of the stockholder. Properly executed proxies that do not contain voting instructions will be voted “FOR” each of the Proposals and “FOR” the Adjournment Proposal, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Agreement at the time of the Special Meeting.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, or do not attend the special meeting and vote with a proxy from your broker, bank or other nominee, it will have the same effect as if you voted “AGAINST ” the Business Combination Proposal, and the Charter Amendments Proposal.

Revocability of Proxies

If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Special Meeting by:

•        Submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;

•        Signing another proxy card with a later date and returning it to us prior to the Special Meeting; or

•        Attending the Special Meeting and electing to vote your shares.

Please note that to be effective, your new proxy card, internet or telephonic voting instructions or written notice of revocation must be received by us prior to the Special Meeting and, in the case of internet or telephonic voting instructions, must be received before 11:59 p.m. Eastern time on _______, 2024. If you have submitted a proxy, your appearance at the Special Meeting alone, in the absence of voting or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your shares of common stock in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote via the Internet during the Special Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Special Meeting for the purpose of soliciting additional proxies will allow Kaival stockholders who have already sent in their proxies to revoke them at any time prior to their use at the Special Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Kaival Board has determined that the Business Combination Proposal, the Charter Amendments Proposal, the Advisory Charter Amendments Proposal, the Reverse Stock Split Proposal, and the Adjournment Proposal are fair to and in the best interests of Kaival and its stockholders and unanimously recommends that you vote or give instruction to vote:

☐	“FOR” the Business Combination Proposal;
☐	“FOR” the Charter Amendments Proposal;
☐	“FOR” the Advisory Charter Amendments Proposal;
☐	“FOR” the Reverse Stock Split Proposal; and
☐	“FOR” the Adjournment Proposal, if presented.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Kaival. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile, e-mail or other means of communication. No additional compensation will be paid for such services. Kaival has engaged Broadridge to assist in the solicitation of proxies for the special meeting. The fees that will be paid to Broadridge are anticipated to be approximately $[___], and Kaival will reimburse their out-of-pocket expenses. Kaival has also agreed to indemnify Broadridge against certain claims. Kaival also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Kaival Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Kaival Common Stock and in obtaining voting instructions from those owners. Kaival’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Anticipated Date of Completion of the Business Combination

Assuming timely satisfaction of necessary closing conditions, including the approval by our stockholders of the proposal to approve the Merger Agreement, we anticipate that the Business Combination will be consummated in the second half of 2024.

Other Matters

At this time, we know of no other matters to be submitted at the Special Meeting.

Householding of Special Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of Kaival Common Stock, you may call:

Broadridge Financial Solutions, Inc
51 Mercedes Way
Edgewood, NY 11717
Toll Free: 1-800-690-6903

THE BUSINESS COMBINATION

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the Business Combination, including the Merger Agreement. While Kaival and Delta believe that this description covers the material terms of the Business Combination and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Business Combination and the Merger Agreement, including the Merger Agreement attached as Annex A hereto and the other documents to which you are referred. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Parties Involved in the Transactions

Kaival Brands Innovations Group, Inc. (“Kaival”)

Kaival Brands Innovations Group, Inc., or Kaival, was incorporated on September 4, 2018, in the State of Delaware. Effective July 12, 2019, Kaival changed its corporate name from Quick Start Holdings, Inc. to Kaival Brands Innovations Group, Inc. The name change was affected through a parent-subsidiary short-form merger of Kaival Brands Innovations Group, Inc., the Company’s wholly-owned Delaware subsidiary formed solely for the purpose of the name change, with and into us. Kaival is the surviving entity.

Kaival is engaged in the sale, marketing and distribution of electronic nicotine delivery system (“ENDS”) products, also known as “e-cigarettes”, in a variety of flavors. Kaival’s primary product is the Bidi® Stick as well as other products manufactured by its affiliate Bidi Vapor LLC (“Bidi”). Kaival hold the exclusive worldwide right to market and distribute the Bidi® Stick and certain other products manufactured by Bidi. Their current revenue generating activities are focused on driving sales growth of the BIDI® Stick, primarily through wholesale and traditional retail channels, including convenience stores. Along with its affiliate Bidi, which bears the bulk of the responsibility for U.S. Food and Drug Administration (“FDA”) and other regulatory matters relating to its products, Kaival are committed to compliance with established FDA requirements regarding the use of its products.

On March 9, 2020, Kaival entered into an exclusive Distribution Agreement with its affiliate Bidi Vapor LLC (“Bidi”), which Distribution Agreement was amended and restated on May 21, 2020, April 20, 2021, on June 10, 2022, and on November 17, 2022 (collectively, the “A&R Distribution Agreement”). KDMM Trust I, the trustee of which is the widow of Kaival’s former Chief Executive Officer and director, Nirajkumar Patel, the largest shareholder of Kaival, owns all of the voting equity of Bidi. Pursuant to the A&R Distribution Agreement, Bidi granted Kaival an exclusive worldwide right to distribute Bidi’s ENDS as well as non-electronic nicotine delivery systems and related components (as more particularly set forth in the A&R Distribution Agreement) for sale and resale to both retail level customers and non-retail level customers. Currently, such products consist solely of the “BIDI® Stick”, Bidi’s disposable, tamper resistant ENDS product made with medical-grade components, a UL-certified battery and technology designed to deliver a consistent vaping experience for adult smokers 21 and over. Kaival presently distributes Bidi products to wholesalers and retailers of ENDS products, having ceased all direct-to-consumer sales in February 2021 in order to better ensure youth access prevention and to comply with the Prevent All Cigarette Trafficking Act (known as the PACT Act).

Kaival’s principal executive offices are located at 4460 Old Dixie Highway, Grant-Valkaria, Florida 32949. Kaival’s telephone number is (833) 452-4825.

Kaival’s common stock, par value $0.001 per share, is listed on the Nasdaq Capital Market under the trading symbol “KAVL”.

Delta Corp Holdings Limited

Delta was incorporated in 2021 as a holding company for global businesses engaged in logistics, fuel supply and asset management related services, primarily servicing the maritime supply chain. Several of Delta’s subsidiaries have been in operation since 2019. Delta operates its businesses in three segments: Bulk Logistics, Energy Logistics and Asset Management. Together its businesses facilitate the global trade of energy, raw materials, intermediate goods and agricultural products. Delta offers customized & client-centric solutions for their logistic and asset management requirements. Delta seeks to operate in high-growth and niche markets in providing these solutions. Delta partners with companies that value long-term relationships, care about quality of service and seek a company with a thoroughly professional approach to managing their supply chains.

On January 28, 2021, Delta was organized as a private company under the laws of England and Wales by organizing the businesses of Delta established in 2019. Delta’s principal executive offices and mailing address are located at Suite 3016, The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB, United Kingdom and its phone number is (+44) 0203 753 5598.

Pubco

Pubco is a Cayman Islands exempted company and is the owner of all of the issued and outstanding equity interests of Merger Sub. Pubco was incorporated under the laws of the Cayman Islands on September 21, 2022. Pubco owns no material assets other than the equity interests of Merger Sub and it does not operate any business.

The mailing address of the principal executive offices of Pubco is Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, and its telephone number is (345) 814-6677.

Merger Sub

Merger Sub is a wholly-owned subsidiary of Pubco formed solely for the purpose of effectuating the merger with Kaival in which Kaival will be the surviving entity. Merger Sub was incorporated under the laws of the State of Delaware on September 17, 2024. Merger Sub owns no material assets and does not operate any business.

The mailing address and telephone number of Merger Sub’s principal executive office is the same as for Pubco. At the consummation of the Business Combination, Merger Sub will cease to exist after being merged into Kaival.

Effect of the Business Combination

The Merger Agreement provides for the combination of Kaival and Delta as wholly owned subsidiaries of Pubco, a newly formed holding company, and pursuant to which (a) Pubco will acquire all of the issued and outstanding capital shares of Delta from the Sellers in exchange for the issue by Pubco of ordinary shares in the capital of Pubco, such that Delta becomes a wholly owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Kaival will merge with Merger Sub, with Kaival continuing as the surviving entity and wholly owned subsidiary of Pubco (the “Merger”).

Effect on Kaival if the Business Combination is Not Completed

If the Merger Agreement is not approved by Kaival stockholders or if the Business Combination is not completed for any other reason, Kaival stockholders will not receive any consideration for their shares of Kaival Common Stock. Instead, Kaival will remain an independent public company, its common stock will continue to be listed and traded on Nasdaq (assuming the Kaival can continue to meet all of Nasdaq’s continued listing standards) and registered under the Exchange Act and Kaival will continue to file periodic reports with the SEC. In addition, if the Business Combination is not completed, Kaival expects that management will operate the business in a manner similar to that in which it is being operated today and that Kaival’s stockholders will continue to be subject to the same risks and opportunities to which they are currently subject, including, without limitation, risks related to the highly competitive industry in which Kaival operates and adverse economic conditions.

Furthermore, if the Business Combination is not completed, and depending on the circumstances that would have caused the Business Combination not to be completed, the price of Kaival’s common stock may decline significantly. If that were to occur, it is uncertain when, if ever, the price of Kaival’s common stock would return to the price at which it trades as of the date of this proxy statement/prospectus.

Accordingly, if the Business Combination is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares of Kaival Common Stock. If the Business Combination is not completed, the Kaival Board will continue to evaluate and review Kaival’s business operations, properties, dividend policy and capitalization, among other things, make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance stockholder value. If the Merger Agreement is not approved by Kaival’s stockholders or if the Business Combination is not completed for any other reason, there can be no assurance that any other transaction acceptable to Kaival will be offered or that Kaival’s business, prospects or results of operation will not be adversely impacted.

Business Combination Consideration

On September 23, 2024, Kaival entered into a Merger and Share Exchange Agreement (as amended and supplemented from time to time, the “Merger Agreement”) with Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), shareholders of Delta, consisting of Delta Corp Cayman Limited, a company organized under the laws of the Cayman Islands (referred to herein as “DCC”), which is owned entirely beneficially by Delta’s founder and chief executive officer, Mudit Paliwal and his related persons (the “Sellers”), Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), KAVL Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”), and the other parties thereto. Pursuant to the Merger Agreement (a) Pubco will acquire all of the issued and outstanding capital shares of Delta from the Sellers in exchange for the issue by Pubco of ordinary shares in the capital of Pubco, such that Delta becomes a wholly owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Merger Sub will merge into Kaival, with Kaival continuing as the surviving entity and wholly owned subsidiary of Pubco, resulting in each of Kaival and Delta continuing as separate, wholly-owned subsidiaries of Pubco. For more information about the transactions contemplated by the Merger Agreement, please see the section entitled “The Business Combination Proposal — Merger Agreement.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated herein by reference.

The estimated total consideration to Kaival stockholders in the Business Combination is approximately $31 million consisting of Pubco Ordinary Shares, subject to adjustment in accordance with the terms and conditions of the Merger Agreement, as described further in the accompanying proxy statement/prospectus. This total consideration payable to Kaival stockholders in Pubco Ordinary Shares is agreed upon amongst the parties pursuant to the Merger Agreement and reflecting an agreed-upon premium to the then-current trading price of shares of Kaival Common Stock.

Immediately prior to the effective time of the Merger (the “effective time”), pursuant to the Merger Agreement, each of Kaival’s issued and outstanding shares of Series B preferred stock, par value $0.001 per share, shall convert into shares of Kaival Common Stock at the conversion rate of approximately 0.4 share of Kaival Common Stock per share of Series B preferred stock. Also, prior to the effective time, each stock option and restricted stock unit of Kaival will vest and be exercised into Kaival Common Stock.

Pursuant to the Merger Agreement, at the effective time:

(i)     each share of Kaival Common Stock will be cancelled in exchange for the right to receive one Pubco Ordinary Share; and

(ii)    each of warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $[____] per share, and each pre-funded warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $0.001 per share, shall be cancelled in exchange for an equivalent warrant on substantially the same terms to purchase Pubco Ordinary Shares; and

(iii)   the Sellers will receive Pubco Ordinary Shares in the Share Exchange, consisting of the Exchange Consideration;

in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement.

Additionally, if the revenue of Pubco equals or exceeds $700 million, and the EBITDA or net income of Pubco equals or exceeds $20 million or $10 million respectively, as reported in Pubco’s audited financial statements for the fiscal year ending December 31, 2025 (subject to adjustments provided in the Merger Agreement for specified restatements of such audited financial statements within one year of their filing), the Sellers will be eligible to receive additional Pubco Ordinary Shares valued at $30 million based on the per share price of KAVL (consisting of Kaival Equity Value divided by KAVL Outstanding Shares, in each case as defined in the Merger Agreement under the term per Kaival Share Price), which we refer to as the “Earnout Shares.” The Exchange Consideration includes Pubco Ordinary Shares issued to Maxim Partners LLC (“Maxim”) for M&A advisory services provided in connection with the Business Combination, in exchange for Maxim’s ordinary shares of Delta, for the Advisory Fee as described in this proxy statement/prospectus.

Background of the Business Combination

The following is a brief discussion of the background of the negotiations that led to the entry into the Merger Agreement and related documents. These negotiations were conducted on an arm’s-length basis between Mr. Mark Thoenes, Mr. Nirajkumar Patel (Mr. Patel is recently deceased) and Mr. Eric Morris (the “Kaival Representatives”) and Mr. Mudit Paliwal (“Paliwal”), Mr. Joseph Nelson (“Nelson”) and Mr. Peter Shaerf (“Shaerf” and, collectively with Paliwal and Nelson, the “Delta Representatives”).

The Kaival Board and Kaival’s management team regularly review its operating performance, liquidity, future growth prospects and overall strategic direction and consider potential opportunities to strengthen Kaival’s businesses and enhance value to its stockholders. These reviews have included consideration of whether the continued execution of Kaival’s strategy or possible strategic opportunities, joint ventures or combination with third parties offered the best avenue to maximize stockholder value.

Beginning in December 2023 and continuing through September 2024, the Kaival Board, its management team and its advisors conducted a more rigorous process of identifying and evaluating potential strategic transactions and other opportunities available to Kaival. The terms of the Business Combination Agreement were the result of extensive negotiations between Kaival and Delta.

The following is a brief discussion of the background of the negotiations that led to the entry into the Business Combination Agreement and related documents. These negotiations were conducted on an arm’s-length basis between representatives of Kaival (the “Kaival Representatives”) and representatives of Delta (the “Delta Representatives”).

Maxim has historically had a business relationship with Delta and its Founder & CEO Mr. Mudit Paliwal. Through this relationship, Maxim Group was made aware that Delta was interested in pursuing a public company merger through which it could list its common shares on a national exchange. Through Maxim and Kaival’s discussions about potential financings, Maxim was aware that Kaival’s management was open to possibilities and opportunities for growing Kaival’s operations, as described above. In connection with the Business Combination, Maxim is representing Kaival since February 6, 2024. Kaival has engaged a separate investment bank to render a fairness opinion, as described below.

On April 23, 2023, a representative of Maxim contacted Delta’s executive management, Mudit Paliwal, Peter Shaerf and Joseph Nelson regarding Kaival’s potential interest in engaging in a merger transaction. Delta’s management expressed interest in the possibility of a merger transaction with Kaival, pending further details regarding the business rationale behind any potential transaction, Kaival’s thoughts on any resulting and go-forward business, as well as transaction terms.

On April 23, 2023 on behalf of Delta, Maxim informed Kaival of the initiated discussions with Delta’s management. On the same day, Kaival and Delta entered into a confidentiality agreement in order to protect the confidentiality of any information provided in furtherance of the discussions, and to permit future discussions.

On June 25, 2024, representatives from Maxim held a zoom call with Kaival management and Sichenzia Ross Ference Carmel LLP (“SRFC”) regarding the terms of the Letter of Intent.

On June 28, 2024, representatives from Maxim, on behalf of Kaival sent a non-binding letter of intent (the “Letter of Intent” or “LOI”) to Delta which outlined Kaival’s proposed terms for a potential merger transaction, which provided for (i) a 30-day exclusivity period commencing on the date of the signed Letter of Intent, (ii) an equity evaluation of Kaival equal to $25.0 million and an equity evaluation of Delta equal to $200.0 million.

On July 1, 2024, representatives of Maxim and Delta held a Zoom meeting to negotiate open points in the Letter of Intent as well as Kaival’s capitalization table.

On July 1, 2024, representatives of Delta provided comments and proposed alternations to the Letter of Intent based on conversations with Maxim. These alterations included changing Kaival’s equity valuation to $25.0 million and Delta’s equity valuation to $275.0 million.

On July 3, 2024, representatives from Maxim held a zoom call with Kaival management and Sichenzia Ross Ference Carmel LLP (“SRFC”) regarding the terms of the Letter of Intent.

On July 5, 2024, representatives from Maxim, provided comments and proposed alterations to the Letter of Intent on behalf of Kaival. These alterations included changing Kaival’s equity valuation to $31.0 million and Delta’s equity valuation to $270.0 million.

On July 8, 2024, representatives of Maxim and Delta held a Zoom meeting to clarify some open points in the Letter of Intent.

On July 9, 2024, representatives of Delta provided comments and proposed alterations to the Letter of Intent.

On July 10, 2024, representatives from Maxim held a zoom call with Kaival management and Sichenzia Ross Ference Carmel LLP (“SRFC”) regarding the terms of the Letter of Intent.

On July 11, 2024, representatives from Maxim, provided comments and proposed alterations to the Letter of Intent on behalf of Kaival.

On July 12, 2024, the Letter of Intent was executed by Kaival and Delta.

On July 17, 2024, the Kaival Representatives, the Delta Representatives, and representatives from SRFC and Ellenoff Grossman and Schole (“EGS”) held a telephonic conference to discuss the proposed Business Combination, including the due diligence process, the timing of delivery of audited financial statements, the structure of the transaction, including the proposed tax structure and the terms of a potential business combination agreement.

On July 22, 2024, representatives of Maxim and Delta held a Zoom meeting to discuss general timing for a draft of the Business Combination Agreement.

On July 24, 31 and August 7, 2024, Kaival Representatives, the Delta Representatives, and representatives from SRFC and EGS held a telephonic conference to discuss the proposed Business Combination, including the due diligence process, the structure of the transaction, including the proposed tax structure and the terms of a potential business combination agreement.

On August 7, 2024, EGS, on behalf of Delta executive management, delivered a draft of the Business Combination Agreement to Kaival executive management for review.

On August 12, 2024, SRFC, on behalf of Kaival executive management, delivered a revised draft of the Business Combination Agreement to Delta executive management for review.

On August 22, 2024, Kaival Representatives, the Delta Representatives, and representatives from SRFC and EGS held a telephonic conference to discuss the proposed Business Combination, including the due diligence process, the structure of the transaction, including the proposed tax structure and the terms of a potential business combination agreement.

On August 23, 2024, EGS, on behalf of Delta executive management, delivered a revised draft of the Business Combination Agreement to Kaival executive management for review.

On August 27, 2024, SRFC, on behalf of Kaival executive management, delivered a revised draft of the Business Combination Agreement to Delta executive management for review.

On August 27 and September 3,4,5, 2024, Kaival Representatives, the Delta Representatives, and representatives from SRFC and EGS held a telephonic conference to discuss the status of the Business Combination, press release and announcement presentation.

On August 23, 2024, EGS, on behalf of Delta executive management, delivered a revised draft of the Business Combination Agreement to Kaival executive management for review.

Following the execution of the Letter of Intent on July 12, 2024, through September 5, 2024, SRFC and EGS exchanged drafts of the Business Combination Agreement, voting agreement and lock-up/leak-our agreement and had numerous discussions to address certain remaining legal aspects of these documents. The negotiation of the Business Combination Agreement did not materially change the terms agreed to and set forth in the Letter of Intent. The negotiations and discussions focused on matters related to: (i) finalizing the transaction structure; (ii) conducting due diligence on each of the respective parties, including but not limited to review of respective benefits plans, material contracts, and organizational documents; and (iii) finalizing drafts of each of the transaction documents set forth above.

On September 23, 2024, Kaival, Delta and the other parties thereto executed the Business Combination Agreement.

Recommendation of Kaival’s Board of Directors and Reasons for the Business Combination

After discussion, in an action by unanimous written consent, the Kaival Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, are fair to, advisable and in the best interests of Kaival and its stockholders and (ii) approved and declared advisable the Merger Agreement and the Business Combination, pursuant to the terms of the Merger Agreement.

After careful consideration and consulting with our financial advisor, Newbridge, the Kaival Board has determined that the Business Combination Proposal, including the transactions contemplated by the Merger Agreement, the Charter Amendments Proposal, the Advisory Charter Amendments Proposal, the Reverse Stock Split Proposal and the Adjournment Proposal are fair to and in the best interests of Kaival and its stockholders and unanimously recommends that you vote or give instruction to vote:

☐	“FOR” the Business Combination Proposal;
☐	“FOR” the Charter Amendments Proposal;
☐	“FOR” the Advisory Charter Amendments Proposal;
☐	“FOR” the Reverse Stock Split Proposal; and
☐	“FOR” the Adjournment Proposal, if presented.

Reasons for the Business Combination

In evaluating the Merger Agreement and the transactions contemplated thereby and recommending that Kaival’s stockholders vote in favor of approval of the Merger Agreement and the transactions contemplated thereby, Kaival’s board of directors, in consultation with Kaival’s senior management, outside legal counsel and financial advisor, considered numerous positive factors relating to the Merger Agreement, the Business Combination and the other transactions contemplated thereby including the following material factors:

•        the Kaival Board’s conclusion that the Business Combination provides existing Kaival stockholders an opportunity to participate in the potential growth of post-Business Combination Delta following the Business Combination while still participating in the continuing business of Kaival, which will continue as a wholly-owned subsidiary of Pubco;

•        the fact that Kaival and Delta operate in different markets allows Kaival to mitigate both sector specific risks and mitigates associated exposure for both companies;

•        the fact that Pubco will be led by an experienced senior management team from Delta;

•        the $31 million valuation of Kaival in the context of the Business Combination vis a vis the perceived value of Kaival reflected in its market capitalization;

•        the Kaival Board’s belief that Kaival, as a wholly owned subsidiary of Pubco, will be in an enhanced financial position to continue the Kaival roasting business of Kaival;

•        the rights of, and limitation on, Kaival under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances, should Kaival receive a “superior offer”;

•        the Kaival Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, deal protection provisions and the conditions were reasonable for a transaction of this nature;

•        the Kaival Board’s consideration of the fact that following the Business Combination, Pubco will operate as a single entity with separate business programs. While each of Pubco’s businesses will be operated and managed independently, they will share common resources and functions, including but not limited to human resources, legal, back office operations and administrative support. Kaival and Delta will likely benefit both operationally and financially from the sharing of these common functions and resources;

•        following the Business Combination, Pubco will be led by an experienced senior management team;

•        the fact that Kaival Board received and reviewed a fairness opinion from Newbridge finding the Business Combination Consideration to be received by Kaival stockholders in the Business Combination as fair from a financial point of view to the stockholders of Kaival; and

•        the fact that resolutions approving the Merger Agreement were unanimously approved by Kaival’s Board, which is comprised of a majority of independent directors.

In the course of reaching the determinations and decisions and making the recommendation described above, Kaival’s Board, in consultation with Kaival’s senior management, outside legal counsel and financial advisor, considered the risks and potentially negative factors relating to the Merger Agreement, the Merger and the other transactions contemplated thereby, including the following material factors:

•        the possible volatility of the trading price of the Kaival Common Stock resulting from the announcement of the signing of the Merger Agreement;

•        the possibility that the share price of Delta could decline after the Business Combination, reducing the overall value proposition of the transaction;

•        the possibility that the consummation of the Business Combination may be delayed or not occur at all, and the adverse impact such event would have on Kaival, its reputation, stock price, and business;

•        the substantial expenses to be incurred by Kaival in connection with the Business Combination;

•        the possible disruption to Kaival’s business that may result from announcement of the Business Combination and the resulting distraction of management’s attention from the day-to-day operations of the business;

•        the potential negative effect of the pendency of the Business Combination on Kaival’s business, including uncertainty about the effect of the proposed Business Combination on Kaival’s employees, customers and other parties, which may impair its ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with Kaival;

•        that if the Business Combination is not consummated, Kaival may be required to pay its own expenses associated with the Merger Agreement and the transactions contemplated thereby;

•        Kaival’s Board believed that, overall, the potential benefits of the Business Combination to Kaival’s stockholders outweighed the risks and uncertainties of the Business Combination; and

•        various other risks associated with Pubco and the Business Combination, including those described in the sections titled “Risk Factors.”

The foregoing discussion of factors considered by Kaival’s Board is not intended to be exhaustive, but includes the material factors considered by the Kaival Board. In light of the variety of factors considered in connection with its evaluation of the Business Combination, the Kaival Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Kaival Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Kaival Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Kaival Board based its recommendation on the totality of the information presented.

Opinion of Newbridge Securities Corporation

Kaival retained Newbridge to act as its financial advisor in connection with entering into a Business Combination Agreement with Delta. Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Kaival selected Newbridge to act as its financial advisor in connection with entering into a Business Combination Agreement with Delta on the basis of Newbridge’s experience in similar transactions and its reputation in the investment community.

On September 16th, 2024, at a meeting of the Board held to evaluate the Business Combination, Newbridge delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion, dated September 20th, 2024, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, the Merger Consideration to be paid to the stockholders of Delta, is fair, from a financial point of view, to Kaival’s stockholders (the “Opinion”).

The full text of Newbridge’s written opinion to Kaival’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B hereto and is incorporated by reference herein in its entirety. The following summary of Newbridge’s opinion is qualified in its entirety by reference to the full text of the opinion. Newbridge delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such) in connection with and for the purposes of its evaluation of entering into a Business Combination with Delta. Newbridge’s opinion also does not address the relative merits of entering in a Business Combination with Delta as compared to any alternative business strategies or transactions that might exist for Kaival, or the underlying business decision of Kaival whether to proceed with those business strategies or transactions.

In connection with rendering its opinion, Newbridge, among other things:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed various drafts of the Business Combination Agreement;

•        reviewed Kaival’s publicly available last eighteen fiscal quarters of historical financial results, (Q1-2020 – Q2-2024) as well as certain publicly available information concerning the trading of, and the trading market for, the ordinary shares of Kaival since January 2020;

•        reviewed publicly available financial information of Kaival filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between January 1st, 2020, through September 20th, 2024;

•        conducted discussions with Kaival’s management team to better understand Kaival’s recent operating history, near-term business prospects and near-term financials;

•        reviewed a financial model of Delta’s future financial projections, including revenue, EBITDA, and net income) provided by the Company’s management team;

•        conducted discussions with Delta’s management team to better understand Delta’s near-term business prospects and near-term financials;

•        performed a Public Company Comparable analysis of similar companies to Delta in the “Air Freight and Logistics (Asset Light)” sector, that trade on a major U.S. or European stock exchange to derive the Enterprise Value/EBITDA multiples; and

•        performed Comparable Precedent M&A Transaction analysis of similar companies to Delta in the “Air Freight and Logistics” sector to derive the Enterprise Value/EBITDA multiples;

In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of management of Kaival that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of Kaival, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of Kaival.

The issuance of Newbridge’s opinion was approved by an authorized internal committee of Newbridge. Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of Kaival or Delta and its successors. Further, Newbridge expressed no opinion as to the prices at which shares of Common Stock of Kaival or Delta will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

Summary of Financial Analyses

The following represents a brief summary of the material financial analyses reviewed by the Board and performed by Newbridge in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Newbridge or Kaival’s board of directors. Except as otherwise noted, the following quantitative information, to the extent it is based on market data, is based on market data as it existed on or before September 16th, 2024, and is not necessarily indicative of current market conditions. All analyses conducted by Newbridge were going-concern analyses and Newbridge expressed no opinion regarding the liquidation value of any entity.

Comparable Public Company Analysis

Newbridge analyzed the current market valuations of comparable publicly listed companies (“peers”). Obtaining a meaningful valuation result from this method depends on ensuring a good level of comparability between Kaival and its peers.

To calculate the implied equity value of the operating business, Newbridge first obtained the average 2024E and 2025E Enterprise Value/EBITDA multiples from a total of eight (8) comparable public companies identified by Newbridge that most resembled Delta’s business, and applied to the midpoint of Delta’s 2024E and 2025E EBITDA. Earnings before interest, taxes, depreciation, and amortization (EBITDA) is a Non-GAAP financial measure, and is one of the most widely used non-GAAP earnings measures. It is a proxy for a company’s operating profitability excluding large, non-cash expenses (depreciation and amortization).

The comparable public companies were selected using the following criteria: (i) listed on a major stock exchange in the United States and Europe, (ii) operate in the “Asset Light Logistics” sectors, and (iii) had forecasted EBITDA data for 2024 and 2025.

The average of the 2024E (14.0x) and 2025E (12.7x) EV/EBITDA multiples for Asset Light Logistics was 13.3x. This was then multiplied by the midpoint of the 2024E ($21.6M) and 2025E ($41.6M) EBITDA of Delta of $31.6M, to derive an Enterprise Value of $422.1M. We then added in the Cash (of $6.5M) and subtracted out the Debt (of $23.5M) to obtain an Implied Equity Value using this analysis of $405.2M.

The tables below summarize certain observed historical financial performance and equity values of the selected comparable public companies were sourced from S&P Capital IQ data as of September 16th, 2024.

Comparable Public Company Analysis
($ in millions, except per share data)	9/16/2024		Balance Sheet		Income Statement
Company Name	Symbol	Stock Price	Market Capitalization	Enterprise Value	EBITDA
					2024E	2025E
Asset Light Logistics
DSV A/S	CPSE:DSV	$204.45	$42,379.6	$47,794.4	$3,294.0	$3,465.7
Kuehne + Nagel International AG	SWX:KNIN	$292.03	$34,551.9	$36,326.8	$3,035.4	$3,108.7
Expeditors International of Washington, Inc.	NYSE:EXPD	$121.08	$17,087.8	$16,371.0	$958.2	$1,001.2
XPO, Inc.	NYSE:XPO	$109.36	$12,728.7	$16,628.7	$1,240.1	$1,455.6
C.H. Robinson Worldwide, Inc.	NasdaqGS:CHRW	$100.31	$11,764.7	$13,634.3	$769.4	$854.1
Landstar System, Inc.	NasdaqGS:LSTR	$183.67	$6,511.6	$6,140.5	$327.4	$400.8
Hub Group, Inc.	NasdaqGS:HUBG	$44.81	$2,785.9	$3,084.0	$336.5	$388.9
Universal Logistics Holdings, Inc.	NasdaqGS:ULH	$42.72	$1,124.3	$1,672.5	$316.7	$285.5
		EBITDA Margins & Debt Ratios			Valuation Multiples
Company Name	Symbol	2024E EBITDA Margins	2025E EBITDA Margins	Net Debt/LTM EBITDA	EV/Revenue
					2024E	2025E
Asset Light Logistics
DSV A/S	CPSE:DSV	13.9%	14.3%	0.3x	14.5x	13.8x
Kuehne + Nagel International AG	SWX:KNIN	10.8%	10.7%	0.5x	12.0x	11.7x
Expeditors International of Washington, Inc.	NYSE:EXPD	10.0%	10.2%	0.5x	17.1x	16.4x
XPO, Inc.	NYSE:XPO	15.2%	16.7%	0.3x	13.4x	11.4x
C.H. Robinson Worldwide, Inc.	NasdaqGS:CHRW	4.3%	4.6%	0.3x	17.7x	16.0x
Landstar System, Inc.	NasdaqGS:LSTR	6.7%	7.4%	0.5x	18.8x	15.3x
Hub Group, Inc.	NasdaqGS:HUBG	8.1%	8.7%	0.5x	9.2x	7.9x
Universal Logistics Holdings, Inc.	NasdaqGS:ULH	17.1%	16.7%	0.5x	5.3x	5.9x
MEDIAN		10.8%	11.1%	0.4x	14.0x	12.7x

The comparable public company analysis uses data from comparable guideline companies to develop a measure of current value for Kaival. The theory underlying the comparable public companies’ valuation is that companies in the same industry with similar operating characteristics should have certain valuation benchmarks in common. The goal of the analysis is to develop a premise for relative value, which when coupled with other valuation approaches, presents a foundation for determining an approximate equity value for Kaival.

Precedent Transaction Company Analysis

Newbridge analyzed the last ~5 years (since January 2019) of M&A transaction data in the “Air Freight and Logistics” sector to find similar transactions where the targets being acquired most resembled Delta’s business. The universe of transactions where there were similarities to Delta’s business, and where financial data was recorded for the transaction value was generally limited, as is usually the case versus Public Comparables.

The criteria used for the selected transactions were those in which the targets most resembled the Delta transaction, and included (i) targets that were in either the “Air Freight and Logistics” sectors, (ii) targets that had corporate headquarters in either the United States, Europe or Latin America, (iii) transactions wherein the identified the EV/EBITDA multiple was known.

The average of the 2024E (14.0x) and 2025E (12.7x) EV/EBITDA multiples for Air Freight and Logistics was 11.3x. This was then multiplied by the midpoint of the 2024E ($21.6M) and 2025E ($41.6M) EBITDA of Delta of $31.6M, to derive an Enterprise Value of $356.6M. We then added in the Cash (of $6.5M) and subtracted out the Debt (of $23.5M) to obtain an Implied Equity Value using this analysis of $339.6M.

M&A Comparables Analysis (2019 – Present)
M&A Closed Date	Headquarters	Target/Issuer	Transaction Value	Enterprise Value/EBITDA	Buyers/Investors
04/02/2019	Switzerland	Ceva Logistics AG	$819.3	7.5x	CMA CGM S.A.
04/08/2019	Germany	VTG Aktiengesellschaft	$498.2	10.7x	Morgan Stanley Infrastructure Inc.
05/31/2019	Netherlands	IFCO Systems B.V.	$2,510.0	10.1x	Triton; Luxinva SA
07/30/2019	United States	Andeavor Logistics LP	$3,275.8	11.5x	MPLX LP (NYSE:MPLX)
08/13/2019	Switzerland	Panalpina Welttransport (Holding) AG	$5,127.9	17.1x	DSV A/S (CPSE:DSV)
11/13/2019	Slovenia	Intereuropa, d. d. (LJSE:IEKG)	$124.5	9.8x	Posta Slovenije d.o.o.
07/07/2020	Sweden	KGH Customs Services AB	$280.6	16.3x	A.P. Møller – Mærsk A/S (CPSE:MAERSK B)
11/02/2020	United States	TForce Worldwide, Inc.	$225.0	9.0x	TFI International Inc. (TSX:TFII)
04/14/2021	United States	SEACOR Holdings Inc.	$1,234.6	11.3x	AIP, LLC
06/04/2021	France	XPO Logistics Europe S.A.	$127.6	7.1x	XPO, Inc. (NYSE:XPO)
11/23/2021	United States	Echo Global Logistics, Inc.	$1,463.7	15.8x	TJC LP
12/01/2021	Canada	Mid-Nite Sun Transportation Ltd	$288.7	8.7x	General Logistics Systems B.V.
01/13/2022	Brazil	Log-In Logística Intermodal S.A. (BOVESPA:LOGN3)	$625.0	11.2x	SAS Shipping Agencies Services SÀRL
05/24/2022	United Kingdom	GXO Logistics UK II Limited	$1,586.9	13.3x	GXO Logistics, Inc. (NYSE:GXO)
07/07/2023	United Kingdom	Xpediator Limited	$195.4	6.9x	AS BaltCap; Cogel Investments Limited
01/25/2024	United States	Omni Logistics, LLC	$3,200.0	17.7x	Forward Air Corporation (NasdaqGS:FWRD)
04/29/2024	United Kingdom	Wincanton Limited	$1,235.6	10.1x	GXO Logistics, Inc. (NYSE:GXO)
05/07/2024	Brazil	Hidrovias do Brasil S.A. (BOVESPA:HBSA3)	$102.5	9.0x	Ultrapar Participações S.A. (BOVESPA:UGPA3)
			Median	11.3x

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to Kaival’s board of directors in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

The estimates of the future performance of Kaival and Delta in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual values of the Common Stock.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, related party transactions, going private transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. Newbridge in the future may provide financial advisory or investment banking services to Kaival, Delta or their respective affiliates and may receive compensation for the rendering of these services. During the past two years, (i) Kaival has not engaged Newbridge to provide, and Newbridge has not provided, investment banking, financial advisory or other financial services to Delta unrelated to entering into a Business Combination Agreement for which Kaival has paid or expects to pay fees to Newbridge, and (ii) neither Newbridge nor any of its affiliates have provided investment banking services or other financial services to Delta or its affiliates unrelated to entering into a Business Combination Agreement for which Newbridge and its affiliates have received, or may receive, compensation.

Conclusion

The values derived from the different analyses that Newbridge used show a range between $339.6M to $405.2M. The Merger Consideration to be paid by Kaival of $270.0M is below the valuation ranges of the financial analyses described above.

Based on its analysis, it is Newbridge’s opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Kaival and Kaival’s stockholders.

The type and amount of consideration payable in the Business Combination was determined through negotiations between Kaival and Delta, and was approved by the Kaival Board. The decision to enter into the Business Combination was solely that of the Kaival Board. As described above, Newbridge’s opinion and analyses was only one of many factors considered by the Kaival Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the Kaival or Delta’s management with respect to the Business Combination.

Fees and Expenses

As compensation for Newbridge’s services in connection with the rendering of its Opinion to the Board, Kaival agreed to pay Newbridge a fee of $100,000. $20,000 of the fee was paid as a retainer, $60,000 was paid upon delivery of the Opinion, and $20,000 was paid upon delivery of the “Opinion of Kaival’s Financial Advisor” section of the Proxy Statement. No portion of Newbridge’s fee is refundable or contingent upon the conclusion reached in the Opinion.

Interests of Kaival’s Directors and Officers in the Business Combination

As of the Record Date, the directors and executive officers of Kaival as a group owned and were entitled to vote [__] shares of Kaival Common Stock, representing approximately [__]% of the outstanding shares of Kaival Common Stock on that date (this figure includes [__] shares of Kaival’s common stock underlying options that are exercisable as of the Record Date). Kaival expects that its directors and executive officers will vote their shares in favor of the Business Combination proposal.

Concurrently with the entry into the Merger Agreement, Kaival, Delta and Pubco entered into a Voting and Support Agreement (the “Voting Agreement”) with the Holders, who are specified officers and directors of Kaival who hold Kaival Common Stock or securities convertible into Kaival Common Stock. In the Voting Agreement, the Holders pursuant to have agreed to vote (i) in favor of approving all resolutions related to the Merger Agreement and related transactions as contemplated thereunder, (ii) in favor of adopting the Merger Agreement, (iii) in opposition to specified other proposals for the acquisition of Kaival, (iv) to execute documentation in support of the Merger Agreement and related transactions and (v) to refrain from exercising dissenters’ rights or rights of appraisal, if any, with respect to these transactions. The Voting Agreement includes appointments of a proxy and limitations on transfer of Kaival shares by the Holder and will terminate upon the earliest to occur of (x) the mutual written consent of each of Delta, Pubco, Kaival and the Holder, (y) the effective time of the Merger, and (z) the date of termination of the Merger Agreement in accordance with its terms.

Kaival, Delta and Pubco expect that a majority of the holders of Kaival Common Stock will execute voting support Agreements equivalent to the Voting Agreements. Delta has the right to terminate the Merger Agreement if a majority of holders of KAVL Common Stock have not entered into voting and support agreements equivalent to the Voting Agreements on or before October 31, 2024.

Besides the equity ownership of Kaival detailed above, the directors and executive officers of Kaival do not have interests different than the other stockholders of Kaival.

Reverse Split

Kaival’s board of directors has unanimously approved a reverse stock split of the outstanding shares of Kaival Common Stock and other outstanding securities of Kaival (with a corresponding decrease to Kaival’s authorized capital stock, as described in the Reverse Split Proposal), at a ratio ranging from 2-for-1 to 10-for-1, inclusive, to be determined by the Kaival Board in its sole discretion.

The number of shares of Kaival Common Stock underlying outstanding options and outstanding equity awards and available for future awards under Kaival’s equity incentive plan, would also be proportionately reduced in the same manner as a result of the Reverse Split. Pursuant to the Merger Agreement, the consideration of Pubco Ordinary Shares provided to shareholders of Delta in the Merger would also be proportionately reduced in the same manner as a result of the Reverse Split.

Except for adjustments that may result from the treatment of fractional shares as described below, each of Kaival’s stockholders will hold the same percentage of outstanding Kaival Common Stock immediately following the Reverse Split as such stockholder holds immediately prior to the Reverse Split.

Reasons for Reverse Split

The Kaival board of directors intends to implement the Reverse Split with the primary intent of increasing the per share price of Kaival Common Stock for the following principal reasons:

•        to encourage increased investor interest in Kaival Common Stock and promote greater liquidity for its stockholders through the Merger and resulting combined company’s listing on Nasdaq;

•        to help attract, retain, and motivate employees; and

•        to ensure the listing of Pubco Ordinary Shares to facilitate the closing of the Merger and Business Combination.

Investor Interest and Liquidity

In addition, in approving the proposed Reverse Split, the Kaival board of directors considered that the Reverse Split and the resulting increase in the per share price of Kaival Common Stock could encourage increased investor interest in Kaival Common Stock, and the Pubco Ordinary Shares exchanged for Kaival Common Stock as a result of the Merger, and thereby promote greater liquidity for its stockholders.

In the event that the Merger was consummated and Kaival Common Stock did not have a minimum price sufficient to list Pubco Ordinary Shares on Nasdaq, the combined company’s ordinary shares would likely trade in the over-the-counter market. If Pubco Ordinary Shares were to trade on the over-the-counter market, selling Pubco Ordinary Shares could be more difficult because smaller quantities of shares would likely be bought and sold, and transactions could be delayed. In addition, many brokerage houses and institutional investors have internal policies and practices that prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers, further limiting the liquidity of Kaival Common Stock or Pubco Ordinary Shares. These factors could result in lower prices and larger spreads in the bid and ask prices for such stock. Additionally, investors may be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. A greater price per share of Kaival Common Stock, and thereby Pubco Ordinary Shares resulting from the Merger, could allow a broader range of institutions to invest in the combined company’s ordinary shares. For all of these reasons, Kaival believes the Reverse Split could potentially increase marketability, trading volume, and liquidity of the combined company’s ordinary shares.

Employee Retention

The Kaival board of directors believe that Kaival’s employees and directors who are compensated in the form of Kaival’s equity-based securities (or Pubco’s ordinary shares as a result of the Merger) may be less incentivized and invested in the combined company’s ordinary shares if Pubco is no longer listed on Nasdaq. Accordingly, the Kaival board of directors believes that obtaining Nasdaq listing qualifications for Pubco Ordinary Shares, can help attract, retain, and motivate employees and members of the Pubco board of directors.

Merger Agreement Provisions

The Merger Agreement provides that it is a mutual closing condition (in other words that the obligations of each of Kaival and Delta to consummate the Business Combination’s Transactions shall be subject to the satisfaction or written waiver (where permissible) by Delta and Kaival of the condition) that the Pubco Ordinary Shares to be issued in connection with those Transactions shall have been approved for listing on the Nasdaq, subject to official notice of issuance. The Merger Agreement also requires each of Kaival and Delta to use specified efforts to consummate the Business Combination.

By potentially increasing Kaival’s stock price, the Reverse Split would reduce the risk that Kaival Common Stock would be below the threshold required pursuant to Nasdaq Marketplace Rules, in order to list the Pubco Ordinary Shares for the combined company, which requirements may include a minimum price of $4.00 per share (or $3.00 per share under specified circumstances).

The Kaival board of directors has considered the potential harm to Kaival and its stockholders should Nasdaq fail to list the Pubco Ordinary Shares on The Nasdaq Capital Market, including that the Merger was not consummated or that if consummated would trade on the over-the-counter market, or OTC Market. Such results could adversely affect the liquidity of such stock, since alternatives, such as the OTC Market, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy Pubco Ordinary Shares on the OTC Market. Many investors likely would not buy or sell Pubco Ordinary Shares due to difficulty in accessing the OTC Market, policies preventing them from trading in securities not listed on a national exchange or for other reasons.

The Kaival board of directors believes that the proposed Reverse Split is a potentially effective means for Kaival to comply with the $4.00 minimum price requirement and to avoid, or at least mitigate, the likely adverse consequences of Pubco Ordinary Shares not being listed on Nasdaq Capital Market by producing the immediate effect of increasing the bid price of Kaival Common Stock to above the applicable threshold required by Nasdaq.

In light of the factors mentioned above, the Kaival board of directors unanimously approved the proposed Reverse Split as Kaival’s best means of obtaining and maintaining the price of the combined company’s (Pubco’s) ordinary shares to be above $4.00 per share in compliance with Nasdaq requirements.

Criteria to be Used for Determining Whether to Implement Reverse Split

In determining whether to implement the Reverse Split and which Reverse Split ratio to implement, Kaival’s board of directors may consider, among other things, various factors, such as:

•        the historical trading price and trading volume of Kaival Common Stock;

•        the then-prevailing trading price and trading volume of Kaival Common Stock and the expected impact of the Reverse Split on the trading market for Kaival Common Stock in the short- and long-term;

•        Pubco’s ability to obtain or continue its listing on The Nasdaq Capital Market;

•        the conditions to closing and covenants in the Merger Agreement;

•        which Reverse Split ratio would result in the least administrative cost to Kaival;

•        prevailing general market and economic conditions; and

•        if Kaival stockholders approve this Proposal 4, the implementation of a Reverse Split may provide greater flexibility to use Kaival Common Stock for business and/or financial purposes.

Certain Risks and Potential Disadvantages Associated with Reverse Split

Kaival cannot assure you that the proposed Reverse Split will increase its stock price and have the desired effect of facilitating Pubco’s compliance with Nasdaq Listing Rules. Kaival expects that the Reverse Split will increase the market price of Kaival Common Stock in connection with Nasdaq’s minimum price requirement for listing of Pubco Ordinary Shares at or following the Merger. However, the effect of the Reverse Split upon the market price of Kaival Common Stock cannot be predicted with any certainty, and the history of similar Reverse Splits for companies in like circumstances is varied, particularly since some investors may view a reverse stock split negatively. It is possible that the per share price of Kaival Common Stock after the Reverse Split will not rise in proportion to the reduction in the number of shares of Kaival Common Stock outstanding resulting from the Reverse Split, and the market price per post-Reverse Split share may not exceed or remain in excess of the minimum price for the requisite listing criteria. Even if Kaival implements the Reverse Split, the market price of Kaival Common Stock may decrease due to factors unrelated to the Reverse Split. In any case, the market price of Kaival Common Stock may also be based on other factors which may be unrelated to the number of shares outstanding, including the combined company’s future performance. If the Reverse Split is consummated and the trading price of the common stock declines, the percentage decline as an absolute number and as a percentage of Kaival’s overall market capitalization may be greater than would occur in the absence of the Reverse Split. Even if the market price per post-Reverse Split share of Kaival Common Stock remains in excess of the minimum price, Pubco may not be listed on Nasdaq due to a failure to meet other listing requirements, including Nasdaq requirements related to the minimum stockholders’ equity requirement, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of “round lot” holders.

The proposed Reverse Split may decrease the liquidity of Kaival Common Stock and result in higher transaction costs. The liquidity of Kaival Common Stock may be negatively impacted by a Reverse Split, given the reduced number of shares that would be outstanding after the Reverse Split, particularly if the stock price does not increase as a result of the Reverse Split. In addition, if a Reverse Split is implemented, it will increase the number of Kaival stockholders who own “odd lots” of fewer than 100 shares of Kaival Common Stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, a Reverse Split may not achieve the desired results of increasing marketability and liquidity of Kaival Common Stock described above.

Effective Time

The proposed Reverse Split would become effective as of the date and time determined by Kaival’s board of directors (as provided in the Reverse Split Proposal) and specified in the resolutions approving the actual Reverse Split, which time is referred to as the “Split Effective Time.” Effective as of the Split Effective Time, shares of Kaival Common Stock issued and outstanding immediately prior thereto will be combined, automatically and without any action on the part of Kaival or its stockholders, into a lesser number of new shares of Kaival Common Stock in accordance with the Reverse Split ratio determined by Kaival’s board of directors. See “Treatment of Fractional Shares” below regarding the treatment of any fractional shares.

Effects of Reverse Split

After the Split Effective Time of the Reverse Split, each stockholder will own a reduced number of shares of Kaival Common Stock as compared to immediately prior to the Split Effective Time of the Reverse Split. However, any Reverse Split that is implemented by Kaival’s board of directors would affect all of its stockholders uniformly and would not affect any stockholder’s percentage ownership interests in the Company, except for adjustments that may result from the treatment of fractional shares as described below. Voting rights and other rights and preferences of the holders of Kaival Common Stock will not be affected by a Reverse Split (other than for adjustments that may result from the treatment of fractional shares as described below).

For example, a holder of 2% of the voting power of the outstanding shares of Kaival Common Stock immediately prior to a Reverse Split would continue to hold 2% (assuming there is no impact as a result of the treatment of fractional shares as described below) of the voting power of the outstanding shares of Kaival Common Stock immediately after such Reverse Split. The number of stockholders of record will not be affected by a Reverse Split. The Reverse Split would result in an equivalent adjustment to ordinary shares of Pubco issued to Sellers pursuant to the Merger Agreement and without changing the respective percentages of Pubco held by stockholders of Kaival and the Sellers.

The principal effects of a Reverse Split that is implemented by Kaival’s board of directors will be that:

•        depending on the Reverse Split ratio selected by the board of directors, each 2 to 10 shares of Kaival Common Stock owned by a stockholder will be combined into one post-split share of Kaival Common Stock;

•        no fractional shares of Kaival Common Stock will be issued in connection with any Reverse Split; instead, holders of Kaival Common Stock who would otherwise hold a fractional share of Kaival Common Stock after giving effect to the Reverse Split will hold one whole post-split share as explained more fully below;

•        the total number of authorized shares of Kaival Common Stock will be correspondingly reduced by the Reverse Split ratio selected by the board of directors;

•        based upon the Reverse Split ratio selected by the board of directors, proportionate adjustments will be made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all then outstanding stock options, RSUs and warrants, which will result in a proportional decrease in the number of shares of Kaival Common Stock reserved for issuance upon exercise or vesting of such stock options, RSUs and warrants, and, in the case of stock options and warrants, a proportional increase in the exercise price of all such stock options and warrants; and

•        the number of shares then reserved for issuance under our equity compensation plans will be reduced proportionately based upon the Reverse Split ratio selected by the Kaival board of directors.

After the Effective Time of any Reverse Split that Kaival’s board of directors elects to implement, Kaival Common Stock may be required to have a new committee on uniform securities identification procedures, or CUSIP number, a number used to identify Kaival Common Stock. Kaival Common Stock is currently registered under Section 12(b) of the Exchange Act, and Kaival is subject to the periodic reporting and other requirements of the Exchange Act. The implementation of any proposed Reverse Split will not affect the registration of Kaival Common Stock under the Exchange Act. Kaival Common Stock would continue to be listed on The Nasdaq Capital Market under the symbol “Kaival” immediately following the Reverse Split.

Treatment of Fractional Shares

No fractional shares of Kaival Common Stock will be issued as a result of any Reverse Split, and any fractional shares would be rounded up to a whole share.

Record and Beneficial Stockholders

If Kaival’s board of directors elects to implement a Reverse Split, stockholders of record holding all of their shares of Kaival Common Stock electronically in book-entry form under the direct registration system for securities will be automatically exchanged by the exchange agent and will receive a transaction statement at their address of record indicating the number of new post-split shares of Kaival Common Stock they hold after the Reverse Split. Non-registered stockholders holding Kaival Common Stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Split than those that would be put in place by Kaival for registered stockholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

If Kaival’s board of directors elects to implement the Reverse Split, stockholders of record holding some or all of their shares in certificate form will receive a letter of transmittal from Kaival or its exchange agent, as soon as practicable after the effective time of the Reverse Split. Kaival’s transfer agent is expected to act as “exchange agent” for the purpose of implementing the exchange of stock certificates. Holders of pre-Reverse Split shares will be asked to surrender to the exchange agent certificates representing pre-Reverse Split shares in exchange for post-Reverse Split shares in accordance with the procedures to be set forth in the letter of transmittal. No new post-Reverse Split share certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

STOCKHOLDERS SHOULD NOT DESTROY ANY PRE-SPLIT STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Closing and Effective Time of the Business Combination

We are working to complete the Business Combination as quickly as possible, and we expect to complete all these transactions in the second half of 2024. However, Kaival cannot assure you when or if the Business Combination will occur. The Business Combination is subject to stockholder approvals and other conditions, and it is possible that factors outside the control of both Kaival and Delta could result in the Business Combination being completed at a later time, or not at all. There may be a substantial amount of time between the Special Meeting and the completion of the Business Combination.

Voting Securities, Record Date; Ownership of the Post-Closing Company

As of the Record Date, there were [___] shares of Kaival Common Stock issued and outstanding. Only Kaival’s shareholders who hold Common Stock of record as of the close of business on [•], 2024, being the Record Date, are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. Approval of the Business Combination Proposal and Charter Amendments Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding Kaival Common Stock, and the approval of the remaining proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Kaival Common Stock present and entitled to vote at the Special Meeting.

Concurrently with the entry into the Merger Agreement, Kaival, Delta and Pubco entered into a Voting Agreement with the Holders, who are specified officers and directors of Kaival who hold Kaival Common Stock or securities convertible into Kaival Common Stock. In the Voting Agreement, the Holders pursuant to have agreed to vote (i) in favor of approving all resolutions related to the Merger Agreement and related transactions as contemplated thereunder, (ii) in favor of adopting the Merger Agreement, (iii) in opposition to specified other proposals for the acquisition of Kaival, (iv) to execute documentation in support of the Merger Agreement and related transactions and (v) to refrain from exercising dissenters’ rights or rights of appraisal, if any, with respect to these transactions. The Voting Agreement includes appointments of a proxy and limitations on transfer of Kaival shares by the Holder and will terminate upon the earliest to occur of (x) the mutual written consent of each of Delta, Pubco, Kaival and the Holder, (y) the effective time of the Merger, and (z) the date of termination of the Merger Agreement in accordance with its terms.

Kaival, Delta and Pubco expect that a majority of the holders of Kaival Common Stock will execute voting support Agreements equivalent to the Voting Agreements. Delta has the right to terminate the Merger Agreement if a majority of holders of KAVL Common Stock have not entered into voting and support agreements equivalent to the Voting Agreements on or before October 31, 2024.

The Merger Agreement provides for the combination of Kaival and Delta as wholly owned subsidiaries of Pubco, with each of Kaival and Delta continuing as a surviving entity and wholly owned subsidiary of Pubco.

It is anticipated that, immediately following completion of the Business Combination, the shareholders of Delta, the Sellers, will own approximately 90% of the outstanding Pubco Ordinary Shares (including Maxim in exchange for its Delta Shares, which Delta Shares Maxim received for M&A advisory services provided pursuant to the Maxim Letter Agreement), and Kaival’s existing stockholders will own approximately 10% of the outstanding Pubco Ordinary Shares. These percentages do not include the Earnout Shares, or shares issued upon exercise of Kaival Warrants or relating to transaction expenses in the Business Combination, and are calculated based on a number of assumptions and are subject to adjustment in accordance with the terms of the Merger Agreement. For a discussion of these assumptions, see “Summary of the Proxy Statement/Prospectus — The Business Combination Proposal (Proposal 1) — Merger Consideration” and “Unaudited Pro Forma Combined Financial Information.”

Appraisal Rights

Kaival stockholders do not have appraisal rights in connection with the Business Combination.

Accounting Treatment

For accounting purposes, the Proposed Transaction is effectuated in two main steps:

1)      The exchange of shares held by Delta’s shareholders, which is accounted for as a common control transaction.

2)      The Proposed Transaction, which is not within the scope of IFRS 3 since KAVL does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of Delta shares issued over the fair value of KAVL’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. Under this method of accounting, KAVL will be treated as the acquired company and Delta will be treated as the acquirer for financial statement reporting purposes. In identifying Delta as the accounting acquirer, Delta and KAVL took into account (i) the background of the Proposed Transaction, (ii) the Merger Agreement, (iii) the anticipated share ownership and voting rights of the combined company, (iv) the intended corporate governance structure of the combined company, (v) the designation of certain senior management positions, and (vi) the relative market values, size, and profitability of the combining companies.

Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the consolidated financial statements of Delta with the acquisition being treated as the equivalent of Delta issuing shares for the net assets of KAVL, accompanied by a recapitalization. The net assets of Delta and KAVL will be stated at historical cost, with no goodwill or other intangible assets recorded.

Cayman Islands Tax Consequences of the Merger

Under current Cayman Islands law, we will not be subject to Cayman Islands income tax as a result of the transactions described in the Merger Agreement and our shareholders will not be subject to any Cayman Islands income, withholding or capital gains by reason of such transactions.

Material U.S. Federal Income Tax Consequences of the Business Combination

The following is a discussion of the material U.S. federal income tax consequences of the Business Combination that may be relevant to U.S. Holders (as defined below) of shares of Kaival Common Stock. Subject to the assumptions, qualifications and limitations set forth below, to the extent that this section consists of statements as to matters of U.S. federal tax law and regulations or legal conclusions with respect thereto, this section is the opinion of SRFC.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of Kaival Common Stock or Delta that, for U.S. federal income tax purposes, is or is treated as:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, which we refer to as “United States persons”) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative interpretations and court decisions as in effect as of the date of this document, all of which may change, possibly with retroactive effect. This discussion does not address any non-income tax or any foreign, state or local tax consequences of the Business Combination, or the consequences under any proposed Treasury regulations that have not taken effect as of the date of this document. This discussion assumes that the Business Combination will be completed in accordance with the terms of the Merger Agreement. No ruling has been or will be sought from the Internal Revenue

Service (the “IRS”) as to the U.S. federal income tax consequences of the Business Combination, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

This discussion only addresses U.S. Holders who hold shares of Kaival Common Stock (and will hold Pubco Ordinary Shares) as capital assets and does not purport to be a complete analysis of all potential tax effects of the Business Combination. In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the Business Combination (whether or not such transactions occur in connection with the Business Combination). It also does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that U.S. Holder’s particular circumstances or to a U.S. Holder subject to special rules, such as:

•        U.S. Holders subject to special treatment under U.S. federal income tax laws (for example, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, or tax-exempt organizations);

•        a U.S. Holder that holds shares of Kaival Common Stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy;

•        a U.S. Holder whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        a U.S. Holder that is a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•        a U.S. Holder that holds shares of Kaival Common Stock through a pass-through entity;

•        a U.S. Holder liable for the alternative minimum tax;

•        a U.S. Holder who acquired shares of Kaival Common Stock pursuant to the exercise of options or rights or otherwise as compensation or through a tax-qualified retirement plan; or

•        a U.S. Holder who actually or constructively owns an interest in Delta.

THIS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE. THE U.S. FEDERAL INCOME TAX TREATMENT OF THESE TRANSACTIONS IS COMPLEX. ACCORDINGLY, EACH U.S. HOLDER IS STRONGLY URGED TO CONSULT HIS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF THE TRANSACTIONS WITH SPECIFIC REFERENCE TO SUCH PERSON’S PARTICULAR FACTS AND CIRCUMSTANCES.

Material U.S. Federal Income Tax Consequences of the Business Combination to Pubco, Kaival, and U.S. Holders of Kaival Common Stock.

Subject to the qualifications and assumptions described in this proxy statement/prospectus, the Merger, taken together with the Share Exchange, is intended to qualify for U.S. federal income tax purposes as an exchange described in Section 351(a) of the Code (the “Intended Tax Treatment”). In addition, SRFC, counsel for Kaival, and EGS, U.S. counsel for Delta, each shall deliver a tax opinion, dated as of the Closing Date, that the Merger, taken together with the Share Exchange, should qualify as an exchange described in Section 351 of the Code, discussed further below.

Assuming the Merger, taken together with the Share Exchange, qualifies for the Intended Tax Treatment, and subject to the discussion below under the heading “— Additional Requirements for Tax Deferral,” the following are the material U.S. federal income tax consequences of the Business Combination to the U.S. Holders of shares of Kaival Common Stock, Kaival and Merger Sub:

•        a U.S. Holder will not recognize gain or loss upon the exchange of shares of Kaival Common Stock for Pubco Ordinary Shares pursuant to the Business Combination;

•        a U.S. Holder’s aggregate tax basis for the Pubco Ordinary Shares actually received in the Merger will equal the U.S. Holder’s aggregate tax basis in the shares of Kaival Common Stock surrendered in the Merger;

•        the holding period of the Pubco Ordinary Shares received by a U.S. Holder in the Merger will include the holding period of the U.S. Holder’s shares of Kaival Common Stock surrendered in the Merger; and

•        no gain or loss will be recognized by Kaival or Merger Sub solely as a result of the Merger.

Tax Treatment of the Business Combination under Section 351(a) of the Code

Pursuant to the Merger Agreement, Kaival and Delta shall receive an opinion of its counsel that the Merger, taken together with the Share Exchange, should qualify as a transaction described in Section 351(a) of the Code. This opinion will be based on certain assumptions and on representation letters provided by Kaival, Delta and Pubco. However, if any of the assumptions, representations, covenants or undertakings by Delta or Kaival is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinion may be affected, and the U.S. federal income tax consequences of the Merger could differ from those described herein. There are many requirements that must be satisfied in order for the Merger, taken together with the Share Exchange, to qualify as an exchange described in Section 351(a) of the Code. If, for example, Pubco disposes or sells the shares of Kaival Common Stock or a substantial portion of Kaival’s business assets following the Business Combination, there is a risk that the Merger, taken together with the Share Exchange, will fail to qualify as an exchange described in Section 351(a) of the Code. As discussed above, neither Kaival nor Delta intends to request any ruling from the IRS as to the U.S. federal income tax consequences of any aspect of the Business Combination (including the Merger), and there is no guarantee that the IRS will not successfully challenge, or that a court would not sustain, the position that the Merger, taken together with the Share Exchange, should qualify as an exchange described in Section 351(a) of the Code.

If the Merger, taken together with the Share Exchange, fails to qualify as an exchange described in Section 351(a) of the Code, then a U.S. Holder would recognize gain or loss upon the exchange of its shares of Kaival Common Stock for Pubco Ordinary Shares equal to the difference between the fair market value, at the time of the Merger, of the Pubco Ordinary Shares received in the Merger and such U.S. Holder’s tax basis in the shares of Kaival Common Stock surrendered in the Merger. Such gain or loss would be long-term capital gain or loss if the shares of Kaival Common Stock was held for more than one year at the time of the Merger. In such event, the tax basis of Pubco Ordinary Shares received in the Merger would equal its fair market value at the time of the Merger and the holding period of such Pubco Ordinary Shares would commence the day after the Merger.

The remainder of this discussion assumes that the Merger, taken together with the Share Exchange, will qualify as an exchange described in Section 351(a) of the Code.

Additional Requirements for Tax Deferral

Section 367 of the Code and the Treasury Regulations promulgated thereunder provide that, where a U.S. Holder exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. corporation in a transaction that would otherwise qualify under Section 351(a) of the Code, the U.S. Holder is required to recognize any gain (but not loss) realized on such exchange unless certain requirements are satisfied. In general, for the Merger to meet these additional requirements, certain reporting requirements must be satisfied and (i) no more than 50% of both the total voting power and the total value of the stock of the transferee non-U.S. corporation is received, in the aggregate, by the “U.S. transferors” (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) in the transaction; (ii) no more than 50% of each of the total voting power and the total value of the stock of the transferee non-U.S. corporation is owned, in the aggregate, immediately after the transaction by “U.S. persons” (as defined in the Treasury Regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of the transferred U.S. corporation; and (iii) the “active trade or business test” as defined in Treasury Regulations Section 1.367(a)-3(c)(3) must be satisfied. It is currently expected that conditions (i), (ii), and (iii) will be met and that, as a result, the Merger is intended to satisfy the applicable requirements under Section 367 of the Code on account of such conditions. Accordingly, it is intended that the Merger not require gain recognition by a U.S. Holder receiving Pubco Ordinary Shares in exchange for their Kaival Common Stock so long as either (A) the U.S. Holder is not a “five-percent transferee shareholder” (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of the transferee non-U.S. corporation (by total voting power or by total value) or (B) the U.S. Holder is a “five-percent transferee shareholder” of the transferee non-U.S. corporation and enters into an agreement with the IRS to recognize gain under certain circumstances. All U.S. Holders that will own 5% or more of either the total voting power or the total value of the outstanding shares of Pubco stock after the Business Combination may want to enter into a valid “gain recognition agreement” under applicable Treasury Regulations and are strongly urged to consult their own tax advisors to determine the particular consequences to them of the Business Combination.

Whether the requirements described above are met will depend on facts existing at the effective time of the Merger, and the closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will not result in gain being recognized by U.S. Holders of Kaival Common Stock under Section 367(a) of the Code. In addition, no assurance can be given that the IRS will not challenge that the relevant requirements under Section 367(a) of the Code and the Treasury Regulations promulgated thereunder have been met with respect to the Merger or Business Combination, or that a court would not sustain such a challenge.

If, at the effective time of the Merger, any requirement for Section 367(a) of the Code not to impose gain on U.S. Holders is not satisfied, then a U.S. Holder of Kaival Common Stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value of the Pubco Ordinary Shares as of the closing date and the amount of cash received in the Merger over such holder’s tax basis in the Kaival commons tock surrendered by such holder in the Merger. Any gain so recognized would generally be long-term capital gain if the U.S. Holder had held the Kaival Common Stock for more than one year at the effective time of the Merger (or short-term capital gain otherwise). Long-term capital gain of non-corporate U.S. Holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. A U.S. Holder’s holding period in the Pubco Ordinary Shares received in the Merger, if any, would not include the holding period for the block of Kaival Common Stock in exchange therefor.

The remainder of this discussion assumes that the Business Combination will not result in gain being recognized by U.S. Holders of Kaival Common Stock under Section 367(a) of the Code (other than any such holder that would own, actually or constructively, 5% or more (by vote or value) of outstanding shares of Pubco Ordinary Shares immediately after the Merger).

U.S. Federal Income Tax Considerations of the Ownership and Disposition of Pubco Ordinary Shares to U.S. Holders

Distributions on Pubco Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution on Pubco Ordinary Shares generally will be includible in a U.S. Holder’s gross income as dividend income on the date of receipt, but only to the extent the distribution is paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Pubco’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of a U.S. Holder’s tax basis in the Pubco Ordinary Shares, and then to the extent such excess amount exceeds such holder’s tax basis in such Pubco Ordinary Shares, as capital gain. Pubco currently does not, and it does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

The amount of any distribution paid in foreign currency that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the distribution payment based on the exchange rate in effect on the date such distribution is included in such holder’s income, whether or not the payment is converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends paid by Pubco with respect to Pubco Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by Pubco with respect to Pubco Ordinary Shares will generally constitute “passive category income” for purposes of the foreign tax credit. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances, including the effects of any applicable tax treaty.

Sale, exchange, redemption or other taxable disposition of Pubco Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder generally will recognize capital gain or loss on any sale, exchange, redemption or other taxable disposition of Pubco Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Pubco Ordinary Shares. Any gain or loss recognized by a U.S. Holder will be long-term capital gain or loss if the U.S. Holder’s holding period in such shares or such warrants exceeds one year at the time of the disposition. Long-term capital gains of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status

The treatment of U.S. Holders of Pubco Ordinary Shares could be materially different from that described above, if Pubco is treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•        at least 75% of its gross income for such year is passive income (such as interest income); or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Pubco will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Pubco owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if Pubco were considered a PFIC at any time that a U.S. Holder owns Pubco Ordinary Shares, Pubco would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Pubco Ordinary Shares at their fair market value on the last day of the last taxable year in which Pubco is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Pubco Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Pubco subsequently becomes a PFIC.

Pubco has not determined whether it, or any of its subsidiaries, will be a PFIC following the Business Combination because the determination of whether Pubco or a subsidiary of Pubco is a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. This is a factual determination that depends on, among other things, the composition of Pubco’s income and assets, and the market value of its shares and assets, including the composition of its subsidiaries’ income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. In addition, the application of the PFIC rules is subject to certain ambiguities and, moreover, proposed U.S. Treasury Regulations governing PFICs, if enacted, may further change the rules for determining PFIC status. Therefore, no assurance can be given that Pubco or a subsidiary will not be classified as a PFIC for the current taxable year or any future taxable year.

If Pubco is considered a PFIC at any time that a U.S. Holder holds Pubco Ordinary Shares, any gain recognized by the U.S. Holder on a sale or other disposition of the Pubco Ordinary Shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, generally would be allocated ratably over the U.S. Holder’s holding period for the Pubco Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before Pubco became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on Pubco Ordinary Shares exceeds 125% of the average of the annual distributions on the Pubco Ordinary Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if Pubco is a PFIC and any of its subsidiaries is also a PFIC, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of such subsidiary PFIC. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of Pubco Ordinary Shares if Pubco is considered a PFIC. However, Pubco cannot provide any assurances that it will assist holders of Pubco Ordinary Shares in determining whether Pubco or any of its subsidiaries is a PFIC for any taxable year, and if Pubco were a PFIC, it does not expect to furnish holders of the Pubco Ordinary Shares with the tax information necessary to enable a U.S. Holder to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to a subsidiary that is also a PFIC. If Pubco is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in Pubco Ordinary Shares and the potential consequences related thereto.

Characterization of Pubco as a “Controlled Foreign Corporation” for U.S. federal income tax purposes

Special rules would apply if Pubco is treated as a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. Pubco will generally be treated as a CFC if more than 50% of its outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “United States shareholders.” For this purpose, a “United States shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the total voting power of stock of a foreign corporation or 10% or more of the total value of shares of all classes of stock of such foreign corporation. If Pubco were to be treated as a CFC, each United States shareholder with respect to Pubco may be subject to U.S. federal income taxation at ordinary income tax rates on all or a portion of Pubco’s undistributed earnings and profits attributable to certain categories of passive income and certain other income described in Subpart F of the Code, and may also be subject to U.S. federal income taxation at ordinary income tax rates on any gain realized on a sale of Pubco Ordinary Shares, to the extent of the current and accumulated earnings and profits of Pubco attributable to such shares.

In addition, each person who is a United States shareholder must include in gross income for U.S. federal income tax purposes such United States shareholder’s global intangible low-taxed income (“GILTI”) for the taxable year. In general, GILTI with respect to a United States shareholder is the excess (if any) of its “net CFC tested income” (as described below) over its “net deemed tangible income return” (generally representing a 10% deemed return on tangible business assets). A United States shareholder’s “net CFC tested income” is generally equal to the excess of its aggregate pro rata share of the “tested income” of each CFC with respect to which it is a United States shareholder over its aggregate pro rata share of the “tested loss” of each such CFC. The “tested income” or “tested loss” of a CFC is generally determined by subtracting from the CFC’s gross income (excluding any Subpart F income and certain other amounts) the amount of any deductions properly allocable to such gross income. If Pubco or any of its non-U.S. subsidiaries is a CFC, any United States shareholder with respect to Pubco who owns Pubco Ordinary Shares directly, or indirectly through non-U.S. entities, on the last day in such company’s taxable year for which it is a CFC must take into account its pro rata share (based on direct or indirect ownership of value) of such company’s “tested income” or “tested loss” for purposes of determining the amount of GILTI that such United States shareholder must include in gross income.

If Pubco or one of its non-U.S. subsidiaries is a CFC, the rules relating to PFICs generally would not apply to a U.S. Holder who qualifies as a United States shareholder of such CFC.

The CFC rules are complex and U.S. Holders that are, or may be, a United States shareholder with respect to Pubco are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

Additional reporting requirements

Certain U.S. Holders may be required to report information relating to an interest in Pubco Ordinary Shares, subject to certain exceptions (including an exception for Pubco Ordinary Shares held in accounts maintained by U.S. financial institutions). Penalties can apply if a U.S. Holder fails to satisfy such reporting requirements, and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such information is required to be reported. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Pubco Ordinary Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. Holders of Pubco Ordinary Shares, and the proceeds received on the sale, exchange or redemption of Pubco Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. Holders may be subject to backup withholding on, dividends on Pubco Ordinary Shares or proceeds from the sale, exchange or redemption of Pubco Ordinary Shares, in each case, received through certain U.S.-related financial intermediaries, unless the non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. Holder otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information in a timely manner.

This discussion is intended to provide only a summary of certain U.S. federal income tax consequences of the Business Combination to holders of shares of Kaival Common Stock, or, after the Merger, holders of Pubco Ordinary Shares. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-income tax or any non-U.S. or U.S. state or local tax consequences of the Business Combination. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular U.S. federal, state, local or non-U.S. income or other tax consequences to you of the Business Combination.

Regulatory Approvals Required for the Merger

The Merger and the transactions contemplated by the Merger Agreement are not expected to be subject to any additional federal or state regulatory requirement or approval, except for filings with the State of Delaware necessary to effectuate the transactions contemplated by the Merger Agreement.

Legal Matters

Kaival is sometimes subject to other legal proceedings and claims that arise in the ordinary course of its business. While the amount of ultimate liability with respect to such actions is not expected to materially affect the Company’s results of operations, cash flows or financial position, any litigation resulting from any such legal proceedings or claims could be time consuming and injure our reputation.

Delta is also sometimes subject to other legal proceedings and claims that arise in the ordinary course of its business. While the amount of ultimate liability with respect to such actions is not expected to materially affect its results of operations, cash flows or financial position, any litigation resulting from any such legal proceedings or claims could be time consuming and injure Delta’s reputation.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this summary. This summary may not contain all of the information about the Merger Agreement that is important to Kaival stockholders, and Kaival stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not this summary.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement has been included in its entirety as part of this proxy statement/prospectus to provide investors with information regarding its terms. It is not intended to provide to any person not a party thereto any other factual information about Kaival, Delta, Merger Sub or Pubco. The Merger Agreement contains representations and warranties of Kaival, Delta, Merger Sub and Pubco, negotiated between the parties and made as of specific dates solely for purposes of the Merger Agreement, including setting forth the respective rights of the parties with respect to their obligations to complete the Merger. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Kaival or Pubco’s public disclosures. As a result, no person should rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Kaival, Delta, Merger Sub or Pubco or any of their respective subsidiaries or affiliates.

Structure of the Merger

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, (a) Pubco will acquire all of the issued and outstanding capital shares of Delta from the Sellers in exchange for the issue by Pubco of ordinary shares in the capital of Pubco, such that Delta becomes a wholly owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Merger Sub will merge with and into Kaival, with Kaival continuing as the surviving entity and wholly owned subsidiary of Pubco, resulting in each of Kaival and Delta continuing as separate, wholly-owned subsidiaries of Pubco.

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to in writing by Kaival and Delta, the closing of the Business Combination will occur on the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Merger Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated herein by reference, and the Merger will become effective upon the filing of a certificate of a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as Kaival and Delta may agree and specify in the certificate of merger.

Merger Consideration

At its Effective Time, the Merger Agreement provides that Kaival stockholders will receive approximately $31 million consisting of Pubco Ordinary Shares and Delta stockholders will receive approximately $270 million consisting of Pubco Ordinary Shares, subject to certain adjustments, at an estimated implied diluted value per share of $2.66.

Immediately prior to the effective time of the Merger (the “effective time”), pursuant to the Merger Agreement, each of Kaival’s issued and outstanding shares of Series B preferred stock, par value $0.001 per share, shall convert into shares of common stock of Kaival, par value $0.001 per share (“Common Stock” or “Kaival Common Stock”) at the conversion rate of approximately 0.4 share of Kaival Common Stock per share of Series B preferred stock. Also, immediately prior to the effective time, each stock option and restricted stock unit of Kaival will vest and be exercised into Kaival Common Stock.

Pursuant to the Merger Agreement, at the effective time:

(i)     each issued and outstanding share of Kaival Common Stock will be cancelled in exchange for the right to receive one ordinary share in the capital of Pubco having a par value of $0.0001 (a “Pubco Ordinary Share”); and

(ii)    each of warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $[____] per share, and each pre-funded warrant of Kaival to purchase shares of Kaival Common Stock, exercisable at $0.001 per share (collectively, such warrants and pre-funded warrants, being the “Kaival Warrants”), shall be cancelled in exchange for an equivalent warrant on substantially the same terms to purchase Pubco Ordinary Shares; and

(iii)   the Sellers will receive Pubco Ordinary Shares consisting of the Exchange Consideration in the Share Exchange;

in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement.

If the revenue of Pubco equals or exceeds $700 million (the “revenue condition”), and the EBITDA or net income of Pubco equals or exceeds $20 million or $10 million respectively (collectively with the revenue condition, the “Earnout Conditions”), as reported in Pubco’s audited financial statements for the fiscal year ending December 31, 2025 (subject to adjustments provided in the Merger Agreement for specified restatements of such audited financial statements within one year of their filing, described below), the Sellers will be eligible to receive additional Pubco Ordinary Shares valued at $30 million based on the per share price of KAVL (consisting of Kaival Equity Value divided by KAVL Outstanding Shares, in each case as defined in the Merger Agreement under the term per Kaival Share Price), which we refer to as the “Earnout Shares.” The Exchange Consideration includes Pubco Ordinary Shares issued to Maxim for M&A advisory services provided in connection with the Business Combination, in exchange for Maxim’s ordinary shares of Delta, as described in this proxy statement/prospectus.

If the Earnout Shares are issued pursuant to the conditions described above and the Merger Agreement, and within one year of filing Pubco’s audited financial statements for the fiscal year ending December 31, 2025, those financial statements are restated, and prior to the time of such restatement Pubco has not changed its auditor that conducted the audit of those financial statements, if either of the two Earnout Conditions are not fulfilled, then a specified respective shortfall percentage of Pubco Ordinary Shares shall be returned by the Sellers and Maxim to Pubco and cancelled, as specified in the Merger Agreement in accordance with such shortfall; provided, that in lieu of returning such shares the Sellers or Maxim may, in their sole discretion, either (A) return other Pubco Ordinary Shares to Pubco and/or (B) pay an amount in cash to Pubco equal to the number of such shares so required to be returned, multiplied by the volume weighted average price of Pubco Ordinary Shares for the twenty (20) trading days ending immediately prior the date of such payment.

Representations and Warranties

Kaival made customary representations and warranties in the Merger Agreement that are subject, in some cases, to materiality and material adverse effect qualifications and specified exceptions contained in the Merger Agreement, in the disclosure schedules that Kaival delivered in connection with the Merger Agreement and certain documents filed by Kaival with the SEC. These representations and warranties relate to, among other things:

•        due organization, existence, good standing and authority to carry on Kaival’s business;

•        compliance with applicable laws, permits and licenses;

•        Kaival’s corporate power and authority to enter into, and consummate the transactions under, the Merger Agreement, and the enforceability of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•        required governmental consents, approvals, notices and filings;

•        the absence of violations of, or conflicts with, Kaival’s governing documents, governmental orders, applicable law and material agreements as a result of entering into and performing under the Merger Agreement and completing the merger;

•        Kaival’s capitalization;

•        Kaival’s indebtedness;

•        Kaival’s dividend history;

•        organization, existence, good standing and authority of each of Kaival’s subsidiaries;

•        Kaival’s SEC filings since November 1, 2021, and the financial statements included therein;

•        Preparation of the financial projections delivered in connection with the Merger Agreement and the transactions were made in good faith using reasonable assumptions;

•        compliance with the applicable corporate governance rules and regulations of the SEC and applicable provisions of the Sarbanes-Oxley Act of 2002;

•        Kaival’s disclosure controls and procedures and internal controls over financial reporting;

•        the absence of a material adverse effect (as defined therein);

•        the absence of certain legal proceedings, investigations and governmental orders against Kaival since January 1, 2019;

•        compliance and sufficiency of Kaival’s permits;

•        material contracts of Kaival and the enforceability and absence of breach of such contracts;

•        intellectual property;

•        tax matters;

•        Kaival owned and leased real property;

•        Kaival owned and leased personal property

•        title and sufficiency of Kaival’s assets;

•        Kaival’s employees and any labor matters;

•        Kaival’s employee benefit plans;

•        environmental matters;

•        transactions with affiliates;

•        compliance with the U.S. Investment Company Act of 1940, as amended;

•        the absence of any undisclosed broker’s or finder’s fees;

•        compliance with applicable laws regarding anti-corruption, money laundering and sanctions;

•        insurance matters;

•        Kaival’s top customers and suppliers;

•        Kaival’s product compliance with Federal Food, Drug and Cosmetic Act of 1938;

•        authenticity of the information supplied by Kaival with respect to certain documents and filings related to the Merger Agreement, Merger and the transactions; and

•        Kaival’s independent investigation of the business operations and condition of Delta.

Delta made customary representations and warranties in the Merger Agreement that are subject, in some cases, to materiality and material adverse effect qualifications and specified exceptions contained in the Merger Agreement, in the disclosure schedules that Delta delivered in connection with the Merger Agreement. These representations and warranties relate to, among other things:

•        due organization, existence, good standing and authority to carry on Delta’s business;

•        compliance with applicable laws, permits and licenses;

•        Delta’s corporate power and authority to enter into, and consummate the transactions under, the Merger Agreement, and the enforceability of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•        required governmental consents, approvals, notices and filings;

•        the absence of violations of, or conflicts with, Delta’s governing documents, governmental orders, applicable law and material agreements as a result of entering into and performing under the Merger Agreement and completing the merger;

•        Delta’s capitalization;

•        Delta’s indebtedness;

•        Delta’s dividend history;

•        organization, existence, good standing and authority of each of Delta’s subsidiaries;

•        Preparation of the financial projections delivered in connection with the Merger Agreement and the transactions were made in good faith using reasonable assumptions;

•        Delta’s internal controls over financial reporting;

•        the absence of a material adverse effect (as defined therein);

•        the absence of certain legal proceedings, investigations and governmental orders against Delta since January 1, 2019;

•        compliance and sufficiency of Delta’s permits;

•        material contracts of Delta and the enforceability and absence of breach of such contracts;

•        intellectual property;

•        tax matters;

•        Delta owned and leased real property;

•        Delta owned and leased personal property

•        title and sufficiency of Delta’s assets;

•        Delta’s employees and any labor matters;

•        Delta’s employee benefit plans;

•        environmental matters;

•        transactions with affiliates;

•        insurance matters;

•        Delta’s top customers and suppliers;

•        compliance with applicable laws regarding anti-corruption, money laundering and sanctions;

•        compliance with the U.S. Investment Company Act of 1940, as amended;

•        the absence of any undisclosed broker’s or finder’s fees;

•        authenticity of the information supplied by Delta with respect to certain documents and filings related to the Merger Agreement, Merger and the transactions; and

•        Delta’s independent investigation of the business operations and condition of Kaival.

Pubco made customary representations and warranties in the Merger Agreement that are subject, in some cases, to materiality and material adverse effect qualifications and specified exceptions contained in the Merger Agreement, in the disclosure schedules that Pubco delivered in connection with the Merger Agreement. These representations and warranties relate to, among other things:

•        due organization, existence, good standing and authority to carry on each of Pubco and Merger Sub’s respective businesses;

•        Pubco and Merger Sub’s corporate power and authority to enter into, and consummate the transactions under, the Merger Agreement, and the enforceability of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•        required governmental consents, approvals, notices and filings;

•        the absence of violations of, or conflicts with, Pubco and Merger Sub’s respective governing documents, governmental orders, applicable law and material agreements as a result of entering into and performing under the Merger Agreement and completing the merger;

•        the capitalization of Pubco and Merger Sub;

•        valid title to the Exchange Shares (as defined therein), including ownership of the Exchange Shares duly authorized and free and clear of all liens;

•        respective business activities, or lack thereof, on behalf of both Pubco and Merger Sub;

•        tax matters;

•        legal matters;

•        the absence of any undisclosed broker’s or finder’s fees;

•        compliance with the U.S. Investment Company Act of 1940, as amended;

•        authenticity of the information supplied by Pubco or Merger Sub with respect to certain documents and filings related to the Merger Agreement, Merger and the transactions; and

•        Pubco and Merger Sub’s independent investigations of the business operations and condition of Kaival and Delta.

The Sellers made customary representations and warranties in the Merger Agreement that are subject, in some cases, to materiality and material adverse effect qualifications and specified exceptions contained in the Merger Agreement, in the disclosure schedules that the Sellers delivered in connection with the Merger Agreement. These representations and warranties relate to, among other things:

•        if Seller is an entity, Seller is duly organized, validly existing and in good standing;

•        corporate power and authority to enter into, and consummate the transactions under, the Merger Agreement, and the enforceability of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•        ownership of valid and marketable title to the Delta Shares;

•        required governmental consents, approvals, notices and filings;

•        the absence of violations of, or conflicts with, Seller’s governing documents, governmental orders, applicable law and material agreements as a result of entering into and performing under the Merger Agreement and completing the merger;

•        the absence of certain legal proceedings, investigations and governmental orders against the Sellers or known to the Sellers;

•        investment representations on behalf of each Seller;

•        tax matters;

•        the absence of any undisclosed broker’s or finder’s fees;

•        authenticity of the information supplied by Sellers with respect to certain documents and filings related to the Merger Agreement, Merger and the transactions; and

•        each Seller’s independent investigation of the business operations and conditions of Kaival, Pubco and Merger Sub.

Covenants

Conduct of Business of Delta and Pubco

The Merger Agreement provides that, subject to limited exceptions, prior to closing, Delta, Pubco and Merger Sub will conduct their respective business in the ordinary course, consistent with past practice, and give reasonable access to respective company information (including but not limited to, tax returns, client contracts, employees, and books and records). The Merger Agreement also expressly restricts the ability of Delta, Pubco and Merger Sub, subject to limited exceptions without the prior written consent of Kaival (such consent not to be unreasonably withheld, conditioned or delayed) to take the following actions:

•        amend the certificate of incorporation, bylaws or other similar organizational documents;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, provided that Delta shall be entitled to issue a number of shares up to five percent (5%) of the issued and outstanding Delta Shares to directors, officers, employees and consultants pursuant to share or option awards or otherwise, provided that the recipient or transferee of such securities executes and delivers to Pubco, Delta, Merger Sub and Kaival a joinder agreement, in form and substance reasonably acceptable to Kaival and Pubco, to become bound by the terms and conditions of the Merger Agreement as a Seller, as well as execute and deliver to Pubco, Delta, Merger Sub and Kaival any transaction documents to which such a New Seller (as defined in the Merger Agreement) would have been required to be a party or bound if such New Seller were a Seller on the date of the Merger Agreement, and the parties shall make any appropriate adjustments to the transaction documents to account for such New Seller;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $5,000,000, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $5,000,000 (excluding Transaction Financing (as defined in the Merger Agreement));

•        increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Delta Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable law, pursuant to the terms of any benefit plans or in the ordinary course of business consistent with past practice;

•        make, change or revoke any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, make any material change in its accounting or tax policies or procedures, file any tax return in a manner inconsistent with past practice, or enter into any contractual obligation in respect of taxes with any tax authority, in each case, except as required by applicable Law or in compliance with GAAP or IFRS, as relevant;

•        transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any Delta intellectual property or disclose to any person who has not entered into a confidentiality agreement any trade secrets;

•        terminate, or waive or assign any material right under any Delta material contract or enter into any contract that would be a Delta material contract, in any case outside of the ordinary course of business consistent with past practice;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

•        revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with IFRS and after consulting with such Party’s outside auditors;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such party or its affiliates) not in excess of $1,000,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in Delta financials or the consolidated financial statements of Pubco, as applicable, other than any waivers, releases, assignments, settlements or compromises entered into in the ordinary course of business of Delta in accordance with its past practices which are not material individually or in the aggregate;

•        close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

•        sell, transfer or dispose of, or authorize the sale, transfer or disposition of, any material assets, taken as a whole, except for dispositions of obsolete assets or sales;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice or pursuant to any Delta material contract;

•        make capital expenditures in excess of $5,000,000 for any project;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $5,000,000 other than in the ordinary course of business consistent with past practice, pursuant to the terms of a Delta material contract or Delta benefit plan;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, in any case outside of the ordinary course of business consistent with past practice;

•        enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Delta, Pubco or Merger Sub;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement;

•        accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by the Merger Agreement) any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

•        authorize or agree to do any of the foregoing actions.

Conduct of Business of Kaival

The Merger Agreement provides that, subject to limited exceptions, prior to closing, Kaival will, and will cause its subsidiaries to, conduct their respective business in the ordinary course, consistent with past practice, and give reasonable access to respective company information (including but not limited to, tax returns, client contracts, employees, and books and records). The Merger Agreement also expressly restricts the ability of Kaival, subject to limited exceptions without the prior written consent of Delta and Pubco (such consent not to be unreasonably withheld, conditioned or delayed) to take the following actions:

•        amend the certificate of incorporation, bylaws or other similar organizational documents;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards (other than the issuances of common stock issuable pursuant to the Kaival Incentive Plan (which are exercised or converted into Kaival Common Stock on or prior to the Closing) or the issuance of Kaival Common Stock to Bidi in exchange for the cancellation of outstanding debt owed by Kaival or KBI (as defined below) to Bidi), or engage in any hedging transaction with a third Person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability, or obligation of any person, provided that Kaival may borrow funds necessary to finance its ordinary course administrative costs and expenses, including its ordinary course accounts payables, and expenses incurred in connection with consummation of the Merger (excluding Transaction Financing);

•        increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Kaival benefit plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable law, pursuant to the terms of any benefit plans or in the ordinary course of business consistent with past practice;

•        make, change or revoke any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, make any material change in its accounting or tax policies or procedures, file any tax return in a manner inconsistent with past practice, or enter into any contractual obligation in respect of taxes with any tax authority, in each case, except as required by applicable Law or in compliance with GAAP or IFRS, as applicable;

•        transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any Kaival intellectual property or disclose to any person who has not entered into a confidentiality agreement any trade secrets;

•        terminate, or waive or assign any material right under any material contract or enter into any contract that would be a material contract, in any case outside of the ordinary course of business consistent with past practice, other than the PMI License and the Bidi Agreement (each as defined in the Merger Agreement), Kaival may enter into a novation agreement whereby Bidi becomes a counterparty in place of Kaival and KBI with respect to the PMI License or Kaival may agree to terminate the PMI License pursuant to a termination agreement, in each case so long as (i) after such novation or termination (a) no amounts are owing from or required to be paid by Kaival or KBI, and (b) there are no liabilities or indemnification or other obligations from, either Kaival or KBI, on the one hand, to or in respective of, any of Phillip Morris, PMI or Bidi (or any of their indemnified parties or affiliates), on the other hand, in connection with the PMI License Documents or Bidi License Documents (each as defined in the Merger Agreement) or as a result of such novation or termination (except as expressly agreed by Delta in writing); (ii) in the case of any termination of the PMI License and/or PMI License Documents, PMI has agreed in writing to provide royalty payments to Bidi in an amount not less than the royalty payments agreed to under the PMI License; and (iii) Bidi has executed an amendment to the Bidi License Documents whereby Bidi agrees to pay Kaival or KBI 50% of the revenue which any of Bidi and its affiliates receive, directly or indirectly, from PMI or any of its affiliates (including those payments set forth in subsection (ii) above);

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

•        revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting Kaival’s outside auditors;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Kaival or any Kaival subsidiary) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in Kaival’s financial statements, other than waivers, releases, assignments, settlements or compromises entered into in the ordinary course of business of Kaival in accordance with its past practices which are not material individually or in the aggregate;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

•        close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

•        sell, transfer or dispose of, or authorize the sale, transfer or disposition of, any material assets, taken as a whole, except for dispositions of obsolete assets or sales;

•        make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding, for the avoidance of doubt, incurring any expenses);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

•        voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any expenses) other than pursuant to the terms of a contract in existence as of the date of the Merger Agreement or entered into in the ordinary course of business or in accordance with the terms of the Merger Agreement prior to closing;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•        enter into any agreement, understanding or arrangement with respect to the voting of its equity securities;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement;

•        accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by the Merger Agreement) any transaction with any Delta Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

•        authorize or agree to do any of the foregoing actions.

Joint Covenants

The Merger Agreement also contains certain other covenants and agreements among the various parties, including, among others, that each of Delta, Kaival, Pubco and Merger Sub shall use commercially reasonable efforts to, subject to the terms and conditions contained therein:

•        cooperate in good faith with any governmental authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, actions, nonactions or waivers in connection with the Merger as soon as practicable and any and all action necessary to consummate the transactions contemplated by the Merger Agreement, and to use commercially reasonable efforts to cause the expiration or termination of the waiting periods under any applicable regulatory approval with respect to the Business Combination Transactions as promptly as possible;

•        obtain any necessary clearance, approval, consent or regulatory approval under any applicable laws prescribed or enforceable by any governmental authority for the transactions contemplated by the Merger Agreement and to resolve any objections as may be asserted by any governmental authority with respect to such transactions, and use commercially reasonable efforts to cooperate with each other in the defense of such matters; and

•        obtain all material consents and approvals of third parties that any party is required to obtain in order to consummate the transactions contemplated by the Merger Agreement, including causing Pubco to qualify as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act.

Conditions to Closing

Mutual Conditions

The obligations of Delta and Kaival to consummate the Business Combination are subject to the satisfaction or waiver (by each of Delta and Kaival) at or prior to the effective time of the Merger of the following conditions:

•        The Condition Precedent Proposals having each been approved and adopted by the requisite affirmative vote of Kaival stockholders at the Special Meeting in accordance with this proxy statement/prospectus, Kaival’s existing organizational documents and applicable law;

•        Any waiting period (and any extension thereof) applicable to the consummation of the Business Combination under any antitrust laws shall have expired or been terminated;

•        All required regulatory approvals as set forth in the Merger Agreement having been obtained;

•        All required consents applicable as set forth in the Merger Agreement having been obtained;

•        No governmental authority having enacted, issued, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and which has the effect of making the transactions contemplated by the Merger Agreement illegal or otherwise prohibiting the consummation of the Business Combination and such transactions;

•        The members of the Pubco Board having been elected or appointed as of the Closing consistent with the Merger Agreement;

•        At or prior to the Closing, the shareholders of Pubco having amended and restated the memorandum and articles of association of Pubco, which we refer to as the Pubco Charter, in form and substance as shall have been mutually agreed by Pubco, Delta and Kaival prior to the Closing;

•        Each of Delta and Kaival having received evidence reasonably satisfactory to such party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing;

•        The Registration Statement of which this proxy statement/prospectus forms a part having been declared effective and not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order of the effectiveness of the Registration Statement; and

•        The Pubco Ordinary Shares to be issued in connection with the closing of the Business Combination having been approved for listing on the Nasdaq, subject to official notice of issuance.

Conditions to Obligations of Delta, Pubco, Merger Sub and the Sellers

In addition to the mutual conditions specified above, the obligations of Delta, Pubco, Merger Sub and the Sellers to consummate the Business Combination are subject to the satisfaction or written waiver (by Delta and Pubco) of the following conditions:

•        The accuracy of the representations and warranties of Kaival set forth in the Merger Agreement and in any certificate delivered by or on behalf of Kaival, on the date of the Merger Agreement and Closing Date (except when another particular date is specified and then as of such date), except any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Kaival;

•        Kaival having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing;

•        No Material Adverse Effect (as described below in the section entitled “Merger Agreement — Material Adverse Effect”) having occurred with respect to Kaival since the date of the Merger Agreement;

•        The Registration Rights Agreement, and Lock-Up agreement for applicable Kaival holders, being in full force and effect as of the Closing;

•        Upon the Closing, Kaival having (i) no Indebtedness (as defined in the Merger Agreement), (ii) an amount of unrestricted cash (and cash equivalents) at least equal to Kaival’s accrued and unpaid expenses (including director and officer tail insurance premiums), and (iii) ) no stand-by equity lines, preferred equity, warrants, options, derivatives or any other convertible securities outstanding (other than those stock options and restricted stock units which are cancelled and exchanged for equivalent options or restricted stock units of Pubco pursuant to the Merger Agreement, and the Kaival Warrants, in each case issued and outstanding as of the date of the Merger Agreement);

•        each of the Maxim Advisory Agreement Amendment and the Maxim Placement Agreement Termination (in each case, as defined in the Merger Agreement) being in full force and effect as of the Closing;

•        The effectiveness of the Bidi License Document Amendments (as defined in the Merger Agreement) and, in the event of the novation or termination of any of the PMI License or PMI License Documents (in each case, as defined in the Merger Agreement), such novation or termination being in full force and effect as of the Closing;

•        All required consents applicable as set forth in the Merger Agreement having been obtained; and

•        The delivery by Kaival of customary closing documents and certificates certifying as to the satisfaction of certain conditions specified in the Merger Agreement, among other things.

Conditions to Obligations of Kaival

In addition to the conditions specified above, the obligations of Kaival to consummate the Business Combination are subject to the satisfaction or written waiver (by Kaival) of the following conditions:

•        The accuracy of the representations and warranties of Delta, Pubco, Merger Sub and the Sellers set forth in the Merger Agreement and in any certificate delivered by or on behalf of Delta, Pubco, Merger Sub and the Sellers, on the date of the Merger Agreement and Closing Date (except when another particular date is specified and then as of such date), except any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Delta or Pubco;

•        Delta, Pubco, Merger Sub and the Sellers having performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Merger Agreement;

•        No Material Adverse Effect shall have occurred with respect to any Delta Company or Pubco since the date of the Merger Agreement which is continuing and uncured;

•        Each Lock-Up Agreement and the Registration Rights Agreement of Sellers having been in full force and effect in accordance with the terms thereof as of the Closing;

•        The Share Exchange having been effectuated;

•        The delivery by Delta, Pubco, Merger Sub and the Sellers of customary closing documents and certificates certifying as to the satisfaction of certain conditions specified in the Merger Agreement, among other things; and

•        At or prior to the Closing, counsel for each of Kaival, and Delta, having delivered a tax opinion, dated as of the Closing, that the transactions contemplated by the Merger Agreement should be treated as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended.

Material Adverse Effect

Some of the foregoing conditions to the obligations of the parties to the Merger Agreement to close the Business Combination are qualified by the concept of a “Material Adverse Effect.” Under the terms of the Merger Agreement, a “Material Adverse Effect” means with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents thereto, to which it is a party or bound or to perform its obligations thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) will not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such person or any of its subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such person or any of its subsidiaries principally operate; (iii) changes in IFRS, GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such person and its subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or any outbreak or continuation of an epidemic or pandemic (including, without limitation, COVID-19), including the effects of any governmental authority or other third-party responses thereto; and (v) any failure in and of itself by such person and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception therein); provided, further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person or any of its subsidiaries compared to other participants in the industries in which such person or any of its subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to Kaival, the failure to obtain the required stockholder approvals at the Special Meeting will not be deemed to be a Material Adverse Effect on or with respect to Kaival.

No Solicitation; Recommendations of the Kaival Board

From and after the date of the Merger Agreement, Kaival agreed to customary non solicitation provisions, including to immediately cease, and cause each of Kaival’s representatives to immediately cease and terminate any existing discussions or negotiations with respect to any Takeover Proposal. From and after the date of the Merger Agreement until the Effective Time, Kaival agreed not to (i) solicit, initiate, encourage or take any other action designed to solicit or which may have the effect of soliciting or indicating an interest in a solicitation of, the submission of, any Takeover Proposal, (ii) participate or engage in any written correspondence, discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal or (iii) unless the Kaival Board determined in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be reasonably likely to violate the fiduciary duties of the Kaival Board to Kaival’s stockholders under applicable law and solely to the extent necessary to permit such third party to submit an unsolicited Takeover Proposal that is, or is reasonably likely to be, a Superior Proposal, to the Kaival Board, release any third party from any confidentiality or standstill agreement to which Kaival is a party, or fail to reasonably enforce or grant any material waiver, request or consent to any Takeover Proposal under, any such agreement.

However, if at any time prior to receiving the approval of the approval of the Merger Agreement by a majority of the Kaival stockholders, the Kaival Board may change its recommendation that stockholders vote to adopt the Merger Agreement (a “Change in Recommendation”) (i) in response to any material event or change in circumstances with respect to Kaival that was not actually known or reasonably foreseeable by Kaival prior to the date of the Merger Agreement (an “Intervening Event”) that the Kaival Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to change its recommendation in such circumstances would be reasonably likely to violate its fiduciary duties to the stockholders of Kaival under applicable law or (ii) if Kaival has received a Superior Proposal (in which case Kaival may also terminate the Merger Agreement to enter into such Superior Proposal, subject to certain conditions including payment of the Kaival Termination Fee, as described below).

Before the Kaival Board may change its recommendation in connection with an Intervening Event or a Superior Proposal, or terminate the Merger Agreement to accept a Superior Proposal, Kaival must provide Delta prompt written notice of its decision to make a Change in Recommendation and for at least five (5) business days after such notice and negotiate with Delta to enable Delta to revise the terms of the Merger Agreement so that the Takeover Proposal no longer constitutes a Superior Proposal.

The term “Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Delta, Merger Sub or any of their affiliates) relating to any acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution, direct or indirect business combination, asset acquisition, exclusive license, tender or exchange offer or other similar transaction involving Kaival or any Kaival subsidiary and involving (a) assets or businesses that constitute or represent 15% or more of the total revenue or assets of Kaival and its subsidiaries, taken as a whole, (b) 15% or more of the outstanding shares of Kaival Common Stock or any other Kaival capital stock or capital stock of, or other equity or voting interests in, any Kaival subsidiary directly or indirectly holding, individually or taken together, the assets or business referred to in clause (a) above, (c) a transaction pursuant to which the stockholders of Kaival immediately preceding such transaction would hold less than 85% of the voting equity interest in the surviving or resulting entity of such transaction, or (d) any combination of the foregoing.

The term “Superior Proposal” means a bona fide written offer in respect of a Takeover Proposal, provided, that for purposes of a “Superior Proposal” all references in the definition of Takeover Proposal of “15%” are changed to references to “a majority” and references to “85%” are replaced by “50%”. The Superior Proposal must have been received by Kaival after the date of the Merger Agreement, but not as a result of a breach or violation of the Merger Agreement by Kaival and must be on terms that the Kaival Board determines in its good faith judgment (after consultation with a financial advisor and outside legal counsel), taking into account all relevant factors, including the price, form of consideration, closing conditions, the ability to finance the proposal, financial, legal and regulatory considerations, the possibility of Kaival’s stockholders to participate in the continuing growth of the Surviving Corporation, and other aspects of the proposal that the Kaival Board deems relevant, (i) if completed, is more favorable from a financial point of view to the holders of Kaival Common Stock than the Business Combination (taking into account the payment of the Superior Proposal termination fee, as well as the terms of any proposal by Delta to modify the terms of the Transactions (as defined in the Merger Agreement)) and (ii) is reasonably capable of being completed on the terms proposed.

Termination

The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Closing as follows:

•        by mutual written consent of Kaival and Delta;

•        by written notice by Kaival or Delta if any of the conditions to Closing have not been satisfied or waived by February 15, 2025, which is referred to as the Outside Date (unless such party’s breach or violation of any representation, warranty, covenant or obligation was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date);

•        by written notice by either Kaival or Delta if a governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable (unless such party’s failure to comply with any provision of the Merger Agreement was a substantial cause of, or substantially resulted in, the action by the governmental authority);

•        by written notice by Delta to Kaival, if (i) there has been a breach by Kaival of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Kaival shall have become untrue or inaccurate, in any case, which would result in a failure of the Closing conditions of Delta described above, relating to breach of representations or warranties, or agreements or covenants, respectively, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Kaival by Delta or (B) the Outside Date (unless at such time Delta Pubco, Merger Sub or any Seller is in material uncured breach of the Merger Agreement);

•        by written notice by Kaival to Delta, if (i) there has been a breach by Delta, Pubco, Merger Sub or any Seller of any of such person’s representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of such person shall have become untrue or inaccurate, in any case, which would result in a failure of the Closing conditions of Kaival described above, relating to breach of representations or warranties, or agreements or covenants, respectively and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Delta by Kaival or (B) the Outside Date (unless at such time Kaival is in material uncured breach of the Merger Agreement);

•        by written notice by Kaival to Delta, if there has been a Material Adverse Effect (as described below in the section entitled “Merger Agreement — Material Adverse Effect”) on Delta or Pubco following the date of the Merger Agreement which is uncured and continuing;

•        by written notice by Delta to Kaival, if there has been a Material Adverse Effect (as described below in the section entitled “Merger Agreement — Material Adverse Effect”) on Kaival following the date of the Merger Agreement which is uncured and continuing;

•        by written notice by either Kaival or Delta to the other if the Special Meeting is held (including any adjournment or postponement thereof) and has concluded, Kaival’s stockholders have duly voted, and the Required Kaival Stockholder Approval (as defined in the Merger Agreement) was not obtained;

•        by written notice by Kaival to Delta, if Kaival accepts a Takeover Proposal (as defined in the Merger Agreement) which is a “Superior Proposal” or effects a Change in Recommendation (as defined in the Merger Agreement), contemporaneously with the acceptance of the Takeover Proposal or Change in Recommendation (as described below);

•        by written notice by Delta to Kaival, if Kaival accepts a Takeover Proposal which is a Superior Proposal or effects a Change in Recommendation; or

•        by written notice by Delta to Kaival, if Kaival has not delivered to Delta and Pubco duly executed copies of the Voting Agreement by Kaival and the holders of Kaival securities representing at least the Required Kaival Stockholder Approval (as defined in the Merger Agreement) within 10 days from the execution of the Merger Agreement.

If the Merger Agreement is terminated by Delta if there has been a breach by Kaival of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Kaival shall have become untrue or inaccurate, in any case, which would result in a failure of the Closing conditions of Delta described above relating to breach of representations or warranties, or agreements or covenants, respectively, as a result of a willful breach of the Merger Agreement by Kaival or a Fraud Claim (as defined in the Merger Agreement) against Kaival, then Kaival will pay Delta a termination fee in the amount of $750,000 plus disbursements of all documented, out-of-pocket expenses up to $250,000. However, no such fee will be payable in the event of termination for failure of Kaival to obtain the specified required approval of Kaival stockholders at the Special Meeting (or adjournments or postponements thereto) so long as Kaival has held the Special Meeting in accordance applicable law and the Securities Act, as provided in the Merger Agreement.

If the Merger Agreement is terminated by Kaival if there has been a breach by Delta of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Kaival shall have become untrue or inaccurate, in any case, which would result in a failure of the Closing conditions of Kaival described above relating to breach of representations or warranties, or agreements or covenants, respectively, as a result of a willful breach of the Merger Agreement by Delta or a Fraud Claim (as defined in the Merger Agreement) against Delta, then Delta will pay Kaival a termination fee in the amount of $750,000 plus disbursements of all documented, out-of-pocket expenses up to $250,000. However, no such fee will be payable in the event of termination for failure of Kaival to obtain the specified required approval of Kaival stockholders at the Special Meeting (or adjournments or postponements thereto) or failure of the registration statement, of which this proxy statement/prospectus forms a part, to have been deemed effective subject to applicable provisions of the Securities Act.

In addition, if (i) Kaival terminates the Merger Agreement because Kaival accepts a Takeover Proposal which is a Superior Proposal (in each case as defined below), or effects a Change in Recommendation (as defined below), or (ii) Delta terminates the Merger Agreement because Kaival accepts a Takeover Proposal which is Superior Proposal or effects a Change in Recommendation, then Kaival will pay to Delta a termination fee of $1.3 million plus a disbursement of reasonable expenses up to in the aggregate $1 million.

As defined in the Merger Agreement and referred to herein, the term “Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Delta, Merger Sub or any of their affiliates) relating to any acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution, direct or indirect business combination, asset acquisition, exclusive license, tender or exchange offer or other similar transaction involving Kaival or any Kaival subsidiary and involving (a) assets or businesses that constitute or represent 15% or more of the total revenue or assets of Kaival and its subsidiaries, taken as a whole, (b) 15% or more of the outstanding shares of Kaival Common Stock or any other Kaival capital stock or capital stock of, or other equity or voting interests in, any Kaival subsidiary directly or indirectly holding, individually or taken together, the assets or business referred to in clause (a) above, (c) a transaction pursuant to which the stockholders of Kaival immediately preceding such transaction would hold less than 85% of the voting equity interest in the surviving or resulting entity of such transaction, or (d) any combination of the foregoing.

The term “Superior Proposal” means a bona fide written offer in respect of a Takeover Proposal, provided, that for purposes of a “Superior Proposal” all references in the definition of Takeover Proposal of “15%” are changed to references to “a majority” and references to “85%” are replaced by “50%”. The Superior Proposal must have been received by Kaival after the date of the Merger Agreement, but not as a result of a breach or violation of the Merger Agreement by Kaival and must be on terms that the Kaival Board determines in its good faith judgment (after consultation with a financial advisor and outside legal counsel), taking into account all relevant factors, including the price, form of consideration, closing conditions, the ability to finance the proposal, financial, legal and regulatory considerations, the possibility of Kaival’s stockholders to participate in the continuing growth of the Surviving Corporation, and other aspects of the proposal that the Kaival Board deems relevant, (i) if completed, is more favorable from a financial point of view to the holders of Kaival Common Stock than the Business Combination (taking into account the payment of the Superior Proposal termination fee, as well as the terms of any proposal by Delta to modify the terms of the Transactions (as defined in the Merger Agreement)) and (ii) is reasonably capable of being completed on the terms proposed.

As defined in the Merger Agreement, “Change in Recommendation” means if the board of directors of Kaival or any committee thereof shall (i) withdraw, qualify, modify, change or amend (or propose publicly to withdraw, qualify, modify, change or amend) in any manner adverse to Delta, Pubco or Merger Sub, the recommendation of the board of directors of Kaival regarding the Transactions (as defined in the Merger Agreement), or fail to include a recommendation in the registration statement, of which this proxy statement/prospectus forms a part, to approve the Transactions, or (ii) approve or recommend or propose publicly to approve or recommend, any Takeover Proposal.

The foregoing description of the terms of the Merger Agreement are summaries and qualified in their entirety by the terms of the Merger Agreement, which are contained in Annex A of this proxy statement/prospectus and are incorporated herein by reference.

Amendments

The Merger Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Kaival, Pubco, Delta, and the Sellers holding a majority of the outstanding ordinary shares of Delta, provided that no amendment, supplementation or modification may affect a Seller in a manner materially and adversely disproportionate to the other Sellers without the prior written consent of such Seller, and further provided that, after approval of the Transactions by the Kaival stockholders, as applicable, no amendment may be made which by law requires further approval by the Kaival stockholders without their further approval.

Ancillary Documents

Under the terms of the Merger Agreement, the following ancillary agreements have been executed, as described below.

Voting and Support Agreement

Concurrently with the entry into the Merger Agreement, Kaival, Delta and Pubco entered into a Voting and Support Agreement (the “Voting Agreement”) with certain holders of Kaival Common Stock or securities convertible into Kaival Common Stock (the “Holders”), pursuant to which the Holders have agreed to vote (i) in favor of approving all resolutions related to the Merger Agreement and related transactions as contemplated thereunder, (ii) in favor of adopting the Merger Agreement, (iii) in opposition to specified other proposals for the acquisition of Kaival, (iv) to execute documentation in support of the Merger Agreement and related transactions and (v) to refrain from exercising dissenters’ rights or rights of appraisal, if any, with respect to these transactions. The Voting Agreement includes appointments of a proxy and limitations on transfer of Kaival shares by the Holder and will terminate upon the earliest to occur of of (x) the mutual written consent of each of Delta, Pubco, Kaival and the Holder, (y) the effective time of the Merger, and (z) the date of termination of the Merger Agreement in accordance with its terms.

Kaival, Delta and Pubco expect that a majority of the holders of Kaival Common Stock will execute voting support Agreements equivalent to the Voting Agreements. Delta has the right to terminate the Merger Agreement if a majority of holders of KAVL Common Stock have not entered into voting and support agreements equivalent to the Voting Agreements on or before October 31, 2024.

Lock-Up Agreements

Concurrently with the entry into the Merger Agreement, Pubco, Delta and Kaival have entered into lock-up agreements with certain holders of Kaival Common Stock or securities convertible into Kaival Common Stock (“Kaival Holders”) in respect of their holdings of Pubco Ordinary Shares, and DCC with respect to its holdings of Pubco Ordinary Shares, and which we refer to as the DCC Holdings (collectively, the “Restricted Securities”). These lock-up agreements provide for a lock-up period on Restricted Securities commencing on the date of Closing of the Business Combination and ending on the earlier of: (a) the six (6)-month anniversary of the date of the Closing, (b) the date on which the closing price of Pubco Ordinary Shares on Nasdaq (or other applicable exchange) is at least one-hundred and ten percent (110%) of the Per KAVL Share Price (as defined in the Lock-Up Agreement) for twenty (20) out of thirty (30) consecutive trading days commencing after the Closing, or (c) the date, if any, on which Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property. However, beginning on the three (3)-month anniversary of the date of the Closing, Kaival Holders may be permitted to sell or transfer Restricted Securities each trading day in an amount no greater than ten percent (10%) of the trading volume of the Pubco Ordinary Shares. This provision does not apply to the DCC Holdings.

As a result of the Business Combination, and subject to the terms and conditions of the Merger Agreement, Pubco is expected to become a public company. Pubco intends to apply to have its Ordinary Shares listed on the Nasdaq Capital Market.

KAIVAL STOCKHOLDER PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Kaival stockholders are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. Kaival stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, substantially in the form attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Merger Agreement” in this proxy statement/prospectus for additional information regarding the Business Combination and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Vote Required for Approval

The Business Combination Proposal will be approved with the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of Kaival Common Stock. Accordingly, if a valid quorum is established, a Kaival stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Business Combination Proposal will have the same effect as a vote “against” such proposal. Abstentions and broker non-votes will count as a vote “against” the Business Combination Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

The Business Combination Proposal is conditioned on the approval of each of the other Proposals (other than the Advisory Charter Amendments Proposal and the Adjournment Proposal).

Recommendation of the Kaival Board

Kaival’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

KAIVAL STOCKHOLDER PROPOSAL NO. 2 — THE CHARTER AMENDMENTS PROPOSAL

As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then Kaival is asking its stockholders to approve the Charter Amendment Proposal. Under the Merger Agreement, the approval of the Charter Amendment Proposal is also a condition to the consummation of the Business Combination. If, however, the Charter Amendment Proposal is approved but the Business Combination Proposal is not approved, then the Business Combination will not be consummated. As required by SEC guidance to give stockholders the opportunity to present their separate views on important charter provisions, Kaival is requesting that its stockholders vote upon the proposals comprising the Charter Amendment Proposal, which are separately being presented in accordance with SEC guidance.

Assuming the Business Combination Proposal, is approved, Kaival stockholders are also being asked to consider and vote upon a proposal to approve the Amended and Restated Memorandum and Articles of Association of Pubco, or Pubco Charter, and for purposes of this proposal we refer to as the Proposed Charter. A copy of the Pubco Charter which is the Proposed Charter is attached to the accompanying proxy statement/prospectus as Annex B, and providing for, among other things, the following material differences from Kaival’s current Amended and Restated Articles of Incorporation:

(a)     a single class of ordinary shares with 499,000,000 authorized shares (“Proposal 2a”);

(b)    1,000,000 authorized preferred shares (“Proposal 2b”);

(c)     establishing that the board of directors of Pubco following the Closing of the Business Combination (the “Pubco Board”) will be divided into three classes with only one class of directors being appointed in each year and each class serving a three-year term and with the number of directors being initially fixed at five members or up to seven members (“Proposal 2(c)”); and

(d)    prohibiting stockholder actions by written consent (“Proposal 2(d)”).

Vote Required for Approval

If the Business Combination proposal is not approved, the Charter Amendment Proposal will not be presented at the Special Meeting. The approval of each of the proposals comprising the Charter Amendment Proposal will require the affirmative vote of a majority of the voting power of the issued and outstanding shares of Kaival Common Stock. Accordingly, if a valid quorum is established, a Kaival stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to each of the proposals comprising the Charter Amendment Proposal will have the same effect as a vote “against” such proposal. Abstentions and broker non-votes will count as a vote “against” each of the proposals comprising the Charter Amendment Proposal.

Recommendation of the Kaival Board

KAIVAL’s BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE CHARTER AMENDMENTS PROPOSALS.

KAIVAL’s STOCKHOLDER PROPOSAL NO. 3 — THE ADVISORY CHARTER AMENDMENTS PROPOSAL

Overview

In connection with the Business Combination, Kaival is asking its stockholders to vote upon, on a non-binding advisory basis, a proposal with specified sub-proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by the DGCL separate and apart from the Charter Amendments Proposal but, pursuant to SEC guidance, Kaival is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding this proposal is advisory, and not binding on Kaival or the Kaival Board (separate and apart from the approval of the Charter Proposal). In the judgment of the Kaival Board, these provisions are necessary to adequately address the needs of Pubco. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendments Proposal (separate and apart from approval of the Charter Amendments Proposal).

Kaival stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter of Pubco and the existing Kaival Certificate of Incorporation, which are being presented in accordance with the requirements of the SEC as four separate sub-proposals (the “Advisory Charter Amendments Proposal”):

Advisory Charter Amendment Proposal 3(a) — To provide for a single class of Pubco Ordinary Shares and increase the number of authorized Pubco Ordinary Shares to 499,000,000;

Advisory Charter Amendment Proposal 3(b) — To provide for 1,000,000 of authorized preference shares of Pubco and their terms;

Advisory Charter Amendment Proposal 3(c) — To establish that the board of directors of Pubco following the Closing of the Business Combination (the “Pubco Board”) will be divided into three classes with only one class of directors being appointed in each year and each class serving a three-year term and with the number of directors being initially fixed at five members or up to seven members (pursuant to the Merger Agreement and in accordance with the initial appointment rights provided therein, as discussed under “Management of the Pubco after the Business Combination — Board Composition”); and

Advisory Charter Amendment Proposal 3(d) — To require that stockholders only act at meetings of Pubco and not by written consent.

Reasons for the Advisory Charter Amendments

Advisory Charter Amendment Proposal 3(a)

The principal purpose of this Charter Amendment is to authorize 499,000,000 Pubco Ordinary Shares. The greater number of authorized Pubco Ordinary Shares will be used to issue shares pursuant to the Merger Agreement and for general corporate purposes. Additionally, the Kaival Board believes that it is important for the Combined Entity to have available for issuance a number of authorized Pubco Ordinary Shares and Pubco preference shares sufficient to support the growth of Pubco following the consummation of the Business Combination, which we refer to as the Combined Entity, and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The Kaival Board also believes that a single class of ordinary shares provides a cleaner capital structure and suits the Combined Entity’s requirements following the consummation of the Business Combination.

Notwithstanding the foregoing, authorized but unissued ordinary shares may enable the Combined Entity’s board of directors to render it more difficult or to discourage an attempt to obtain control of the Combined Entity and thereby protect continuity of or entrench its management, which may negatively impact the market price of the Combined Entity’s common stock. If, in the due exercise of its fiduciary obligations, for example, the Combined Entity’s board of directors were to determine that a takeover proposal was not in the best interests of Combined Entity, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable Combined Entity to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Pubco currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Advisory Charter Amendment Proposal 3(b)

The Kaival Board believes that authorizing 1,000,000 preference shares will provide the Combined Company with needed flexibility to issue shares in the future in a timely manner and under circumstances it considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Notwithstanding the foregoing, authorized but unissued preference shares may enable the Pubco Board to render it more difficult or to discourage an attempt to obtain control of Pubco and thereby protect continuity of or entrench its management, which may negatively impact the market price of the Pubco Ordinary Shares. If, in the due exercise of its fiduciary obligations, for example, the Pubco Board was to determine that a takeover proposal was not in the best interests of Pubco, such preference shares could be issued by the Pubco Board, in certain circumstances, without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the Pubco Board to issue the authorized preference shares on its own volition will enable Pubco to have the flexibility to issue such preference shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. However, Pubco currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Advisory Charter Amendment Proposal 3(c)

The total number constituting the Pubco Board following the Closing will initially consist of six individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements. The Proposed Charter customarily can specify independence requirements to the extent relevant to a listing on Nasdaq or a securities exchange.

Pubco’s Proposed Charter provides for a classified board of directors, such that only a specified portion of the directors is to be elected each year. The Kaival Board believes that the classified nature of Pubco’s board would likely make it more difficult for a potential acquiror or other person, group or entity to gain control of Pubco’s board of directors.

Kaival’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of Kaival’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

Advisory Charter Amendment Proposal 3(d)

The Proposed Charter provides that any action to be taken by the Pubco shareholders may not be taken by written consent. The Kaival Board believes that each decision of the shareholders should be made by all shareholders and only after thoughtful consideration of complete information. Information is provided to shareholder through a proxy statement, and the period between delivery of the proxy statement and the shareholder meeting provides time for consideration of stockholder proposals. The Kaival Board believes that all shareholders, not just shareholders executing a written consent, should have the opportunity to participate in the decision-making process. This allows minority shareholders to take whatever action they deem appropriate to protect their interests, including seeking to persuade majority shareholders to follow a different course, or selling their shares.

The proposed Charter Amendment will have the effect of preventing Pubco shareholders from taking action at any time other than at an annual general meeting or an extraordinary general meeting to replace directors or take any other action authorized to be taken by shareholders under Cayman Islands law and the Proposed Charter. This Charter Amendment may make more difficult, or delay, actions by a person or a group seeking to acquire a substantial percentage of Pubco Ordinary Shares, to replace directors or to take other action to influence or control its management or policies, even though the holders of a majority of the outstanding Pubco Ordinary Shares might desire those actions.

A copy of the Proposed Charter, as will be in effect assuming approval of the Charter Amendments Proposal and upon consummation of the Business Combination and filing with the Delaware Secretary of State, is attached to this proxy statement/prospectus as Annex B.

Vote Required for Approval

The Advisory Charter Amendments Proposal requires the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting (which would include presence by virtual attendance at the Special Meeting). Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast on the Advisory Charter Amendments Proposal, and thus will have no effect on the Advisory Charter Amendments Proposal.

The approval and adoption of the Advisory Charter Amendments Proposal is non-binding and not conditioned on any other Proposal at the Special Meeting.

Recommendation of the Kaival Board

KAIVAL’s BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY CHARTER AMENDMENTS PROPOSAL.

KAIVAL STOCKHOLDER PROPOSAL NO. 4 — THE REVERSE STOCK SPLIT PROPOSAL

Kaival’s board of directors has unanimously approved a reverse stock split of the outstanding shares of Kaival Common Stock and other outstanding securities of Kaival, at a ratio ranging from one for two (1:2) to one for [*] (1:[*]), inclusive, to be determined by the Kaival Board in its sole discretion.

The number of shares of Kaival Common Stock underlying outstanding options and outstanding equity awards and available for future awards under Kaival’s equity incentive plan, would also be proportionately reduced in the same manner as a result of the Reverse Split. Pursuant to the Merger Agreement, the consideration of Pubco Ordinary Shares provided to shareholders of Delta in the Merger would also be proportionately reduced in the same manner as a result of the Reverse Split.

Except for adjustments that may result from the treatment of fractional shares as described below, each of Kaival’s stockholders will hold the same percentage of outstanding Kaival Common Stock immediately following the Reverse Split as such stockholder holds immediately prior to the Reverse Split.

Reasons for Reverse Split

The Kaival board of directors intends to implement the Reverse Split with the primary intent of increasing the per share price of Kaival Common Stock for the following principal reasons:

•        to encourage increased investor interest in Kaival Common Stock and promote greater liquidity for its stockholders through the Merger and resulting combined company’s listing on Nasdaq;

•        to help attract, retain, and motivate employees; and

•        to ensure the listing of Pubco Ordinary Shares to facilitate the closing of the Merger and Business Combination.

Investor Interest and Liquidity

In addition, in approving the proposed Reverse Split, the Kaival board of directors considered that the Reverse Split and the resulting increase in the per share price of Kaival Common Stock could encourage increased investor interest in Kaival Common Stock, and the Pubco Ordinary Shares exchanged for Kaival Common Stock as a result of the Merger, and thereby promote greater liquidity for its stockholders.

In the event that the Merger was consummated and Kaival Common Stock did not have a minimum price sufficient to list Pubco Ordinary Shares on Nasdaq, the combined company’s ordinary shares would likely trade in the over-the-counter market. If Pubco Ordinary Shares were to trade on the over-the-counter market, selling Pubco Ordinary Shares could be more difficult because smaller quantities of shares would likely be bought and sold, and transactions could be delayed. In addition, many brokerage houses and institutional investors have internal policies and practices that prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers, further limiting the liquidity of Kaival Common Stock or Pubco Ordinary Shares. These factors could result in lower prices and larger spreads in the bid and ask prices for such stock. Additionally, investors may be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. A greater price per share of Kaival Common Stock, and thereby Pubco Ordinary Shares resulting from the Merger, could allow a broader range of institutions to invest in the combined company’s ordinary shares. For all of these reasons, Kaival believes the Reverse Split could potentially increase marketability, trading volume, and liquidity of the combined company’s ordinary shares.

Employee Retention

The Kaival board of directors believe that Kaival’s employees and directors who are compensated in the form of Kaival’s equity-based securities (or Pubco’s ordinary shares as a result of the Merger) may be less incentivized and invested in the combined company’s ordinary shares if Pubco is no longer listed on Nasdaq. Accordingly, the Kaival board of directors believes that obtaining Nasdaq listing qualifications for Pubco Ordinary Shares, can help attract, retain, and motivate employees and members of the Pubco board of directors.

Merger Agreement Provisions

The Merger Agreement provides that it is a mutual closing condition (in other words that the obligations of each of Kaival and Delta to consummate the Business Combination’s Transactions shall be subject to the satisfaction or written waiver (where permissible) by Delta and Kaival of the condition) that the Pubco Ordinary Shares to be issued in connection with those Transactions shall have been approved for listing on the Nasdaq, subject to official notice of issuance. The Merger Agreement also requires each of Kaival and Delta to use specified efforts to consummate the Business Combination.

By potentially increasing Kaival’s stock price, the Reverse Split would reduce the risk that Kaival Common Stock would be below the threshold required pursuant to Nasdaq Marketplace Rules, in order to list the Pubco Ordinary Shares for the combined company, which requirements may include a minimum price of $4.00 per share (or $3.00 per share under specified circumstances).

The Kaival board of directors has considered the potential harm to Kaival and its stockholders should Nasdaq fail to list the Pubco Ordinary Shares on The Nasdaq Capital Market, including that the Merger was not consummated or that if consummated would trade on the over-the-counter market, or OTC Market. Such results could adversely affect the liquidity of such stock, since alternatives, such as the OTC Market, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy Pubco Ordinary Shares on the OTC Market. Many investors likely would not buy or sell Pubco Ordinary Shares due to difficulty in accessing the OTC Market, policies preventing them from trading in securities not listed on a national exchange or for other reasons.

The Kaival board of directors believes that the proposed Reverse Split is a potentially effective means for Kaival to comply with the $4.00 minimum price requirement and to avoid, or at least mitigate, the likely adverse consequences of Pubco Ordinary Shares not being listed on Nasdaq Capital Market by producing the immediate effect of increasing the bid price of Kaival Common Stock to above the applicable threshold required by Nasdaq.

In light of the factors mentioned above, the Kaival board of directors unanimously approved the proposed Reverse Split as Kaival’s best means of obtaining and maintaining the price of the combined company’s (Pubco’s) ordinary shares to be above $4.00 per share in compliance with Nasdaq requirements.

Criteria to be Used for Determining Whether to Implement Reverse Split

In determining whether to implement the Reverse Split and which Reverse Split ratio to implement, Kaival’s board of directors may consider, among other things, various factors, such as:

•        the historical trading price and trading volume of Kaival Common Stock;

•        the then-prevailing trading price and trading volume of Kaival Common Stock and the expected impact of the Reverse Split on the trading market for Kaival Common Stock in the short- and long-term;

•        Pubco’s ability to obtain or continue its listing on The Nasdaq Capital Market;

•        the conditions to closing and covenants in the Merger Agreement;

•        which Reverse Split ratio would result in the least administrative cost to Kaival;

•        prevailing general market and economic conditions; and

•        if Kaival stockholders approve this Proposal 4, the implementation of a Reverse Split may provide greater flexibility to use Kaival Common Stock for business and/or financial purposes.

Certain Risks and Potential Disadvantages Associated with Reverse Split

Kaival cannot assure you that the proposed Reverse Split will increase its stock price and have the desired effect of facilitating Pubco’s compliance with Nasdaq Listing Rules. Kaival expects that the Reverse Split will increase the market price of Kaival Common Stock in connection with Nasdaq’s minimum price requirement for listing of Pubco Ordinary Shares at or following the Merger. However, the effect of the Reverse Split upon the market price of Kaival Common Stock cannot be predicted with any certainty, and the history of similar Reverse Splits for companies in like circumstances is varied, particularly since some investors may view a reverse stock split negatively. It is possible that the per share price of Kaival Common Stock after the Reverse Split will not rise in proportion to the reduction in the number of shares of Kaival Common Stock outstanding resulting from the Reverse Split, and the market price per post-Reverse Split share may not exceed or remain in excess of the minimum price for the requisite listing criteria. Even if Kaival implements the Reverse Split, the market price of Kaival Common Stock may decrease due to factors unrelated to the Reverse Split. In any case, the market price of Kaival Common Stock may also be based on other factors which may be unrelated to the number of shares outstanding, including the combined company’s future performance. If the Reverse Split is consummated and the trading price of the common stock declines, the percentage decline as an absolute number and as a percentage of Kaival’s overall market capitalization may be greater than would occur in the absence of the Reverse Split. Even if the market price per post-Reverse Split share of Kaival Common Stock remains in excess of the minimum price, Pubco may not be listed on Nasdaq due to a failure to meet other listing requirements, including Nasdaq requirements related to the minimum stockholders’ equity requirement, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of “round lot” holders.

The proposed Reverse Split may decrease the liquidity of Kaival Common Stock and result in higher transaction costs. The liquidity of Kaival Common Stock may be negatively impacted by a Reverse Split, given the reduced number of shares that would be outstanding after the Reverse Split, particularly if the stock price does not increase as a result of the Reverse Split. In addition, if a Reverse Split is implemented, it will increase the number of Kaival stockholders who own “odd lots” of fewer than 100 shares of Kaival Common Stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, a Reverse Split may not achieve the desired results of increasing marketability and liquidity of Kaival Common Stock described above.

Effective Time

The proposed Reverse Split would become effective as of the date and time determined by Kaival’s board of directors (as provided in the Reverse Split Proposal) and specified in the resolutions approving the actual Reverse Split, which time is referred to as the “Split Effective Time.” Effective as of the Split Effective Time, shares of Kaival Common Stock issued and outstanding immediately prior thereto will be combined, automatically and without any action on the part of Kaival or its stockholders, into a lesser number of new shares of Kaival Common Stock in accordance with the Reverse Split ratio determined by Kaival’s board of directors. See “Treatment of Fractional Shares” below regarding the treatment of any fractional shares.

Effects of Reverse Split

After the Split Effective Time of the Reverse Split, each stockholder will own a reduced number of shares of Kaival Common Stock as compared to immediately prior to the Split Effective Time of the Reverse Split. However, any Reverse Split that is implemented by Kaival’s board of directors would affect all of its stockholders uniformly and would not affect any stockholder’s percentage ownership interests in the Company, except for adjustments that may result from the treatment of fractional shares as described below. Voting rights and other rights and preferences of the holders of Kaival Common Stock will not be affected by a Reverse Split (other than for adjustments that may result from the treatment of fractional shares as described below).

For example, a holder of 2% of the voting power of the outstanding shares of Kaival Common Stock immediately prior to a Reverse Split would continue to hold 2% (assuming there is no impact as a result of the treatment of fractional shares as described below) of the voting power of the outstanding shares of Kaival Common Stock immediately after such Reverse Split. The number of stockholders of record will not be affected by a Reverse Split. The Reverse Split would result in an equivalent adjustment to ordinary shares of Pubco issued to Sellers pursuant to the Merger Agreement and without changing the respective percentages of Pubco held by stockholders of Kaival and the Sellers.

The principal effects of a Reverse Split that is implemented by Kaival’s board of directors will be that:

•        depending on the Reverse Split ratio selected by the board of directors, each 2 to 10 shares of Kaival Common Stock owned by a stockholder will be combined into one post-split share of Kaival Common Stock;

•        no fractional shares of Kaival Common Stock will be issued in connection with any Reverse Split; instead, holders of Kaival Common Stock who would otherwise hold a fractional share of Kaival Common Stock after giving effect to the Reverse Split will hold one whole post-split share as explained more fully below;

•        the total number of authorized shares of Kaival Common Stock will be correspondingly reduced by the Reverse Split ratio selected by the board of directors;

•        based upon the Reverse Split ratio selected by the board of directors, proportionate adjustments will be made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all then outstanding stock options, RSUs and warrants, which will result in a proportional decrease in the number of shares of Kaival Common Stock reserved for issuance upon exercise or vesting of such stock options, RSUs and warrants, and, in the case of stock options and warrants, a proportional increase in the exercise price of all such stock options and warrants; and

•        the number of shares then reserved for issuance under our equity compensation plans will be reduced proportionately based upon the Reverse Split ratio selected by the Kaival board of directors.

After the Effective Time of any Reverse Split that Kaival’s board of directors elects to implement, Kaival Common Stock may be required to have a new committee on uniform securities identification procedures, or CUSIP number, a number used to identify Kaival Common Stock. Kaival Common Stock is currently registered under Section 12(b) of the Exchange Act, and Kaival is subject to the periodic reporting and other requirements of the Exchange Act. The implementation of any proposed Reverse Split will not affect the registration of Kaival Common Stock under the Exchange Act. Kaival Common Stock would continue to be listed on The Nasdaq Capital Market under the symbol “Kaival” immediately following the Reverse Split.

Treatment of Fractional Shares

No fractional shares of Kaival Common Stock will be issued as a result of any Reverse Split, and any fractional shares would be rounded up to a whole share.

Record and Beneficial Stockholders

If Kaival’s board of directors elects to implement a Reverse Split, stockholders of record holding all of their shares of Kaival Common Stock electronically in book-entry form under the direct registration system for securities will be automatically exchanged by the exchange agent and will receive a transaction statement at their address of record indicating the number of new post-split shares of Kaival Common Stock they hold after the Reverse Split. Non-registered stockholders holding Kaival Common Stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Split than those that would be put in place by Kaival for registered stockholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

If Kaival’s board of directors elects to implement the Reverse Split, stockholders of record holding some or all of their shares in certificate form will receive a letter of transmittal from Kaival or its exchange agent, as soon as practicable after the effective time of the Reverse Split. Kaival’s transfer agent is expected to act as “exchange agent” for the purpose of implementing the exchange of stock certificates. Holders of pre-Reverse Split shares will be asked to surrender to the exchange agent certificates representing pre-Reverse Split shares in exchange for post-Reverse Split shares in accordance with the procedures to be set forth in the letter of transmittal. No new post-Reverse Split share certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

STOCKHOLDERS SHOULD NOT DESTROY ANY PRE-SPLIT STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Vote Required for Approval

If the Business Combination proposal is not approved, the Reverse Split Proposal will not be presented at the Special Meeting. The approval of each of the proposals comprising the Reverse Split Proposal requires the affirmative vote of the holders of a majority of Kaival shares of common stock present and entitled to vote at the Special Meeting, if a quorum is present.

Recommendation of the Kaival Board

KAIVAL’s BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE REVERSE SPLIT PROPOSAL.

KAIVAL STOCKHOLDER PROPOSAL NO. 5 — THE ADJOURNMENT PROPOSAL

If Kaival fails to receive a sufficient number of votes to approve the Business Combination Proposal, Kaival may propose to adjourn the Special Meeting for the purpose of soliciting additional proxies to approve the Business Combination Proposal. Kaival currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve the Business Combination Proposal.

If on the date of the Special Meeting, or a date preceding the date on which the Special Meeting is scheduled, Kaival reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Business Combination Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting, Kaival may postpone or adjourn, or make one or more successive postponements or adjournments of, the Special Meeting as long as the date of the Special Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

If the Special Meeting is adjourned, Kaival stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any Proposal, or if you sign and return a proxy and do not indicate how you wish to vote on the Adjournment Proposal, your shares will be voted in favor of the Adjournment Proposal.

Vote Required for Approval

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of Kaival shares of common stock present and entitled to vote at the Special Meeting, if a quorum is present. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

THE KAIVAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS
STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

INFORMATION WITH RESPECT TO DELTA

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “us,” “our,” and other similar terms refer to Delta immediately prior to the Business Combination and Pubco following the consummation of the Business Combination. See page v for a glossary of certain terms used throughout this section. You should review the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following description of Delta’s business.

Overview

We are a fully integrated global businesses engaged in logistics, fuel supply and asset management related services, primarily servicing the international supply chains of commodity, energy, and capital goods producers. Delta Corp Holdings Limited is our holding company, incorporated in 2021, while several of our subsidiaries have been in operation since 2019. Together our businesses facilitate the global trade of energy, raw materials, intermediate goods, and agricultural products. We are a multinational business headquartered in London with over 400 personnel and a global footprint through a network of offices in eighteen countries throughout Europe, the Middle East, Africa, and Asia.

In general, our business is asset light, and we rely on our people, technology, customer relationships and differentiated service offerings to drive our business and its growth. We have leadership positions in niche markets where we have a unique competitive advantage which allows us to leverage our broad portfolio of service offerings to reduce our customers’ logistics costs while enhancing our profitability.

We operate our business through three segments: Bulk Logistics, Energy Logistics and Asset Management. Our segments are headed by proven management teams and share a commitment to the value of client focus and a vision of setting a new standard of excellence within the sectors we operate. We seek high-growth niche opportunities within our core business offerings or adjacent industries and leverage our diverse service offering to gain share of our products and services in our markets.

A summary of each segment and our strengths, the competitive landscape, and customers can be found below:

Bulk Logistics

Our Bulk Logistics segment began operations in November 2019 and is an asset-light international third-party logistics (“3PL”) provider of freight forwarding, ocean transportation, mine-to-port, and related services connecting producers of commodities, agricultural products, intermediate capital goods and energy to end users such as power plants, steel mills, granaries, food processors, and trading houses. We do not own the assets we use to handle and/or transport our client’s products. We utilize our expertise, scale, and relationships within the industries we serve along with proprietary data and technology driven decision making to optimize our customer’s maritime supply chains and reduce their unit freight costs.

Industry Overview and Market Opportunity

Maritime transportation is the cornerstone of international trade, being by far the most cost effective, practical and carbon efficient means of transporting large volumes of industrial commodities and finished goods. As such, approximately 90% of all goods traded internationally are transported by sea, according to estimates from the Organisation for Economic Co-operation and Development (“OECD”), representing a total of about 11 billion tons of goods transported across the world’s oceans each year. More specifically, 9 billion tons of the total amount of goods transported by sea (or 80% of the total) are primarily industrial commodities such as iron ore, alumina, and copper; energy products such as crude oil, coal, and liquefied natural gas; agricultural products such fertilizers and grains; and capital goods such as steel products, according to data from the United Nations Conference on Trade and Development (“UNCTD”). It is the producers of these 9 billion tons of commodities, agricultural products, intermediate capital goods, and energy products that make up the addressable market for Delta’s Bulk Logistics services.

Delta’s scale, technology, operational expertise, and relationships provide us with the ability to reduce the per unit cost of goods delivered to market. The import and export of goods across the ocean requires significant planning and operational expertise to complete in a cost-efficient manner. This includes delivery of the goods to port for export, scheduling of ocean transportation, leasing of ocean transportation capacity, customs, duties, route planning, and demurrage management, to name several of the steps involved. For many producers, handling this process in house is time consuming, expensive, and an inefficient use of their resources. As such, producers will in many cases hire 3PL logistics managers such as Delta to coordinate and execute the process of delivering their goods to international markets.

The demand for goods transported by sea and ultimately the demand for Delta’s services, is closely correlated with macro-economic indicators like aggregate industrial production and GDP growth. This relationship makes sense as the goods Delta’s customers produce are necessary for feeding the global population, supplying the energy needs of industry, corporations, and households, as well as supporting infrastructure maintenance and development. This historical correlation can be seen in Figure 1 with data obtained from the World Bank and Clarkson Platou (CKN:L). Looking forward, the OECD projects global GDP growth to average around 3.0% in the coming decade which in turn serve as a good indicator of the long-term prospects for Delta’s business.

Figure 1 — International Maritime Trade, World GDP and Maritime Trade-to-GDP ratio, 2006 – 2023 (Y/Y change in percentage)1

Our Suppliers

As an asset light 3PL provider, Delta does not own the assets it utilizes to handle and/or transport our customer’s goods. Instead, we lease transportation capacity at scale and lease it out to our customers. We handle both full shipments for a single customer per voyage or less than full shipments for multiple customers. Intermediaries of a type like Delta are sometimes referred to as Non-Vessel Operating Common Carriers (NVOCC). This provides both Delta and its customers maximum flexibility in their parcel sizing and allows for smaller producers to take advantage of our purchasing scale to reduce their per unit costs of delivered goods.

The global merchant fleet of vessels used to transport goods around the world ranges widely in specification (oil products, containerized goods, commodities, etc.) and size from less than 1,000 tons in carrying capacity to vessels with carrying capacity of hundreds of thousands of tons of cargo. In general, the cargo we transport is delivered on mid-sized vessels with carrying capacities ranging from 12-39,000 tons (referred to “handysize” vessels) to 45-65,000 tons (referred to as “supramax” or “ultramax” vessels). These vessels primarily carry non-containerized dry goods such as industrial commodities, energy products, agricultural products and capital goods such as steel although they can be fitted and rated to carry containerized goods. In addition, vessels of this type have onboard cranes which allow for loading and discharge into ports and locations with limited onshore infrastructure.

Within the global merchant fleet there are, according to Clarksons Platou (CKN:L), the world’s largest broker of shipping and offshore oil and gas assets, approximately 3,500 handysize vessels and 3,500 supramax and ultramax vessels. In addition to having a large pool of assets to draw from, our suppliers’ market is highly fragmented, meaning Delta is not reliant on any one supplier to support its business. This flexibility allows us to provide our customers with access to the most appropriate and cost competitive assets to transport their goods.

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1        Clarkson Platou (CKN:L) and The World Bank DataBank (data.worldbank.org)

In general, lease rates for the vessels we utilize are cyclical and volatile and our ability to optimize and manage these costs, including using derivatives such as freight forward agreements (“FFA”), are a competitive advantage. These lease rates are determined based on the supply and demand fundamentals for ocean transportation capacity which can be influenced by many factors including global industrial production and GDP growth, vessel supply growth, shipyard capacity, regulations, and the average voyage speed and distance of the global fleet. Furthermore, upcoming environmental regulations coming into effect such as the Energy Efficiency Ship Index (EEDI), Energy Efficiency Existing Ship Index (EEXI), and the Carbon Intensity Indicator (CII) have the potential to result in reduced sailing speeds and more operational slack over the short-term.

Competitive Landscape

The Bulk Logistics’ industry is large and established but also fragmented. Our competitors include other independent 3PL providers as well as in-house logistics teams of large established commodities and energy producers. For transportation, we compete with individual owner operators of ocean-going merchant vessels. It is our view that Delta’s customer focus, efficiency and strong network of industry connections drive our competitive advantage as detailed below.

Bulk Logistics’ Competitive Strengths

The Bulk Logistics segment’s current and future success is underpinned by the following competitive strengths:

•        Strong relationships at both ends of the value chain.    We have deep relationships with many of our cargo producing customers as well as our merchant vessel owning suppliers. These relationships have been formed over many years and are strengthened by our ability to execute in a safe, timely and efficient manner while delivering a high degree of service.

•        Operational excellence.    Customers choose Delta Corp’s Bulk Logistics business because we offer a way to reduce their logistics costs, optimize their supply chain and deliver goods to market. Our ability to do this comes from the strength of our operational teams and their expertise in demurrage management, route optimization, parcelling and related services, aided by our proprietary data analysis and risk management tools.

•        Flexible, asset light business model.    We do not own the vessels we utilize to transport our customers goods. This approach guarantees our customers are getting the most efficient pricing in the market at the time of their transactions. Unburdened by a large asset-base to keep fully utilized, Delta Corp’s Bulk Logistics business can offer a broad array of differing solutions to meet our customer’s requirements.

•        Multiple service offerings imbed Delta into our customer’s supply chain.    The Bulk Logistics segment benefits from several adjacent service offerings from the broader Delta Corp portfolio such as commercial and technical management of vessels as well as fuel and lubricant supply. Together, our broad selection of services reduces slippage in the value chain and creates a comprehensive solution for our customer’s logistics needs.

Bulk Logistics’ Customers

We service a broad array of producers of commodities, agricultural products, intermediate capital goods such as steel products, and energy which includes many of the worlds’ leading companies in these segments.

Energy Logistics

The Energy Logistics segment was formed in January 2021 and primarily services the marine transportation market, providing customers with industry leading fuels and carbon offset products, powering their businesses while reducing their environmental impact. Energy Logistics’ marine fuel supply businesses operate under two tradenames, “Delta Energy”, which operates through offices in Rotterdam, London, Hamburg, and Singapore, and “Oleo Energy” which operates through offices in Dubai, India, and Singapore. Oleo Energy, offers a physical delivery network within the Middle East and India. These regions are some of the largest marine traffic centers in the world, making them a large, addressable market for our services.

In addition, Delta’s Energy Logistics segment offers industrial, marine, and automotive lubricants through its manufacturing facility in Lagos, Nigeria under the brand name “HI-SPEED Lubricants” and owns a network of retail fuelling stations within East Africa under the name, “DC Energy”.

Industry Overview and Market Opportunity

The market for marine fuels is large, with approximately 260 million metric tons of marine fuel sold in 2021, representing approximately $140 billion in sales globally, according to estimates from Marine and Energy Consulting Limited (“MECL”). The demand for marine fuel is ultimately derived from the consumption of fuel from the global merchant fleet. This can be impacted by the demand for goods being transported by sea, the size of the global merchant fleet, its speed, the distance travelled between load port and destination port, operational efficiency, technological advancements in engine design and the source of fuel. Looking forward, the market for marine fuels is expected to grow between 4 – 6% per annum through 2030, according to a variety of industry estimates.

There are three types of marine fuel which constitute nearly all marine fuels commercially sold around the world: fuel oil, which includes both high sulfur (“HSFO”) and very low sulfur fuel oil (“VLSFO”) grades, marine gas oil (“MGO”, also referred to as marine diesel), and liquified natural gas (“LNG”). Fuel oil and MGO are derived from crude oil and their prices closely track global prices for crude oil while LNG bunkers closely track global natural gas prices, primarily in Europe and Asia. The annual consumption for each fuel type, in millions of metric tons, is shown in Table 1 with data collected from the IMO’s annual, “Report of fuel oil consumption data submitted to the IMO Ship Fuel Oil Consumption Database in GISIS”. Within the fuel oil category there has been a dramatic shift in preference for VLSFO over HSFO following new regulations imposed by the IMO which capped the amount of sulfur allowed in marine fuels to <0.5%.

Table 1 — International Marine Fuel Consumption by Type — million tons1

	Fuel Oil	MGO	LNG	Other	Total
2019	178.36	24.12	10.48	0.11	213.07
2020	165.44	25.50	11.97	0.19	203.10
2021	173.67	25.73	12.62	0.21	212.23

Marine fuels are sold in ports around the world; however, sales are concentrated in several large regions. The top 7 regions account for approximately 40% of all marine fuels sold as shown in Table 2. In general, large markets for marine fuels are found in areas with significant import and export volumes and/or marine traffic. Although sales regions are concentrated, the market for marine fuel suppliers such as Delta’s is highly fragmented with over 600 marine suppliers estimated to be in operation around the world.

Table 2 — Marine Fuel Sales for Seven Largest Ports — million tons2

Ranking	Port/Markets	2019	2020	2021	2022
1	Singapore	47.5	49.8	50.0	47.1
2	ARA	16.0	14.4	14.7	16.1
3	Fujairah	8.3	6.9	7.1	7.7
4	USGC	9.2	7.4	7.6	7.1
5	Gibraltar Straits	6.9	6.4	6.6	8.3
6	Korea	7.5	6.4	6.6	6.3
7	Zhoushan	4.1	4.7	4.8	5.6
	Total tons	99.5	96.0	97.3	98.2

Suppliers of marine fuels such as Delta can be broken down into two principal types — physical suppliers and intermediaries. Physical suppliers can be refiners selling directly to the end users or companies which purchases marine fuels from refiners or other suppliers and blend it in terminals before selling the product on to the end user.

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1        Report of fuel oil consumption data submitted to the IMO Ship Fuel Oil Consumption Database in GISIS for the years 2019, 2020, and 2021 (https://www.imo.org/en/ourwork/environment/pages/data-collection-system.aspx)

2        https://shipandbunker.com/bi/bunker-volumes

Intermediaries operate between the physical suppliers and the end user, buying from a physical supplier on letters of credit and reselling to the end user providing credit of typically 30 days and so taking the credit risk from the physical supplier. The intermediary often only takes title to the fuel momentarily as it physically passes from the barge manifold into the vessel’s fuel tanks. Delta operates as both a physical supplier and intermediary.

Delivery of marine fuels to end users primarily occur by barge and over 80% of marine fuels are delivered to the end users in this way. Generally, the barges load the desired fuel at a terminal and deliver through a flexible hose on the side of the receiving vessel. This operation is typically performed away from the berth and/or at an anchorage location. In some ports marine fuels are pumped to the quay side from a terminal by pipeline and delivery takes place via hydrants. In smaller ports delivery can also be by road wagon.

The barges are owned and usually operated by independent owners but also by physical suppliers and sometimes by port authorities. Some fuel suppliers lease barges but many deliveries are undertaken on a spot basis with rates typically between $5 and $15 per ton of fuel delivered.

A long-term issue facing the marine fuel sector is the rate of decarbonization of the marine transportation industry. Zero carbon fuels are presently expected to be two or three times more costly than conventional marine fuels taking account of production costs as well as the supporting infrastructure required to be constructed. Technological innovation and economies of scale are anticipated to reduce unit cost of low carbon energy for the marine sector but it is unlikely to be within the next two decades before truly zero carbon marine fuels are commercially available. These cost increases will be one of the factors decreasing the growth in demand for marine fuels as there are price elasticities in marine transport even though it currently carries over 90% of international trade.

Figure 1 — Global Marine Fuel Demand in millions of barrels of oil or oil equivalent per day3

The demand for conventional marine fuels is expected to remain at the same level as today as demand for the movement of goods and passengers grows but a slower rate and offset by increased efficiencies and the introduction of alternative, low and zero carbon fuels. As shown in Figure 1, the future demand for conventional marine fuels is expected to remain above 90%, through at least 2030, according to estimates from Wood Mackenzie.

Competitive Landscape

The Energy Logistics’ industry is large, fragmented and undergoing a significant shift in customer expectations as environmental regulations evolve around the world. Our competitors include other regional and global suppliers of marine fuels and lubricants. It is our view that Delta Corp’s Energy Logistics’ customer focus, product mix, proprietary technology, and track record of innovation drive its competitive advantage as detailed below.

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3        Wood Mackenzie, “Decarbonising global shipping”, May 2022 (https://www.woodmac.com/news/opinion/decarbonising-global-shipping/)

Energy Logistics’ Competitive Strengths

Our Energy Logistics segment has, and its future success will continue to be driven by the following competitive strengths:

•        High quality product offerings.    Delta Corp’s Energy Logistics’ suppliers are some of the world’s leading energy companies including ExxonMobil, Shell, and BP. A high-quality product suite attracts a high-quality customer base and our relationship and track record with leading suppliers allows Energy Logistics to compete effectively in our end markets.

•        Pricing transparency supported by leading technology platform.    Through our online platform, Delta Connect, customers get live pricing in addition to a digital fuel procurement and management service, providing them comfort that they are receiving the best price in addition to a quality service.

•        Culture of innovation.    The fuel supply market is evolving rapidly as customers looks to reduce their environmental impacts. . In response, Delta Energy also offers customers carbon credit related products and their derivatives.

•        Offset of carbon emissions from specified physical delivery services.    In the River Thames, UK markets we offer customers physical delivery through barges we lease. In addition, our carbon emissions from operations of such barges we offset by investing in projects that actively remove or reduce greenhouse gasses through investment in operations by Numerco Limited, a company organized under the laws of the United Kingdom specializing in the field of carbon offset, and through which company we have invested in emissions reduction projects, which allows an offset to an environmental impact of these operations. Such projects include a biogas project in China, biomass project in India, wind farm in Morocco and reforestation project in Guatemala. These projects may not in each case proceed as planned; for more information, please see “Risk Factors — Delta’s Energy Logistics sector has partnered to offset carbon emissions by investing in projects that actively remove or reduce greenhouse gasses, but such programs may not fully achieve their stated aims and calculation of carbon offsets is subject to uncertainty and may not be fully realized in each project.”

•        Broad array of credit and risk management products.    We offer customers a full suite of credit products to facilitate their purchases and streamline their operations. Our team can offer a tailored suite of products and services which maximizes flexibility and supports our customer’s businesses. In addition, Delta Energy offers various pricing structures for fuel supply such as fixed forward pricing, floating price contracts and spot pricing and can advise on derivatives and the use these tools to give security and flexibility to customers.

Energy Logistics’ Customers

Customers include some of the world’s largest maritime transportation companies such as Maersk and CMA CGM as well as the fleets of some of the world’s largest energy and commodities producers such as ExxonMobil, Shell, and Cargill.

Asset Management

Delta Corp entered the asset management business in August 2021 following the acquisition of Noah Shipmanagement and the segment now operates under the name Delta Corp Ship Management. The Asset Management segment services the marine transportation and offshore oil and gas industries. We offer a full suite of services including technical management, performance monitoring, crewing and new building and project supervision. We presently manage 11 assets including three drill ships, three jack-up rigs, one semi-submersible rig, three bulk carriers and one product tanker with a combined market value of approximately $575 million.

Industry Overview and Market Opportunity

There are over 135,000 marine assets in the global merchant and offshore oil and gas fleets, with a total market value of over $1 trillion, according to Clarkson Platou (CKN:L), the world’s largest broker of shipping and offshore oil and gas assets. Industry estimates suggest that about 18%, or approximately 25,000 vessels in the global fleet are currently managed by third-party managers such as Delta Corp Ship Management.

For owners, the achievement of economies of scale and reduction of per unit costs are the main driver for deciding whether to manage their assets inhouse or to hire a third-party manager. Owners with a few assets or with many assets dispersed across different market segments will often struggle to absorb the administrative and operating costs required to remain competitive today and in the future. This favors the employment of third-party managers such as Delta Corp Ship Management. For example, the maritime transportation industry’s drive towards a carbon-free future has the potential to result in greater regulation and standards thereby necessitating the need for greater administrative back-office support and associated costs. This is a favorable tailwind for third party asset managers as their scale can reduce these administrative costs for owners.

The asset management industry, including Delta Corp Ship Management, is investing strongly in training and welfare initiatives to remain attractive to crew and to owners. Crew welfare is a crucial aspect of asset management and is leading many third-party managers to reinvent themselves as crew management experts. The acceleration in digitalization has impacted positively on crew training with new training courses and ways of training coming available — online; remote tutoring; even via portals. The International Chamber of Shipping has indicated that 2026 may mark the beginning of a shortage of qualified crew as the COVID-19 pandemic negatively impacted crew retention. Consequently, this may translate into higher crew wages as well as a reduction in the availability of qualified and experienced crews. It is our view that this challenge will continue to drive consolidation in the ship management sector.

The need for shore-based vessel monitoring has also been an important trend in recent years, creating a strong opportunity set for the third-party asset management sector. By strengthening and investing in their digital footprint asset managers can drive value to the owner’s bottom line. Vessel speed, operation, efficiency, and performance can be strictly monitored. With owners keen to save fuel costs and reduce emissions, the digital interface between the ship, shore, and port is essential in ensuring only the required amount of fuel to be consumed, is consumed, and that the vessel arrives at the port ‘just in time’.

We expect third party asset management to become more important as the need for operational efficiencies and the associated cost savings intensifies. This is likely to drive industry consolidation amongst third-party asset managers in the years ahead as they also see economies of scale, in our view. The third-party asset management sector is fragmented and Delta Corp Ship Management has the potential to grow market share through organic growth in the number of assets under management as well as industry consolidation. This growth can be built largely on relationships, expertise, and investments in a broad swath of services for owners.

Competitive Landscape

Asset Management operates in a large, mature, and fragmented industry with an estimated 500+ third party managers competing for market share. The largest — Anglo Eastern/Univan and V.Group, with managed fleets of 800-1000 vessels, accounting for only 1%–2% of the total third party managed share. It is our view that the Asset Management segment’s focus on operational excellence, safety, transparency, and environmental consciousness underpin its competitive advantage.

Asset Management’s Competitive Strengths

The Asset Management segment current and future success will continue to be driven by the following competitive strengths:

•        Commitment to operational excellence.    Our technical teams reduce customer’s operating and maintenance expenses and ensure that their assets are operating to the highest technical standards with minimal unplanned downtime. In addition, we ensure that our assets under management meet all compliance codes and work with our customers to plan and prepare for new environmental and efficiency standards.

•        Safety is our focus.    We manage our customer’s assets to the highest levels of safety and continually seek to reduce risk to personnel and the assets entrusted to us. We do this through ongoing training programs, technology enhancements and monitoring of personnel wellbeing. A strong safety record is a key success factor in the marine transportation and offshore oil and gas industries. Our customers are very often selected for their own business based on their track record of safe operations.

•        Transparency through technology.    As regulations evolve having a technology driven approach to monitoring and reporting becomes increasingly important. We offer customers insight into their asset’s performance through real-time monitoring and reporting allowing for efficient planning and decision making and reducing waste and downtime.

•        Environmentally conscious.    Environmental regulations in the offshore oil and gas and marine transportation industries have evolved rapidly in recent years and are expected to continue changing in the years ahead. We aim to be at the forefront of these new regulations and work with our customers to plan and implement policies and procedures to ensure environmental compliance today and in the future.

Asset Management’s Customers

Customers of Delta Corp’s Asset Management Sector are a diverse group of offshore oil and gas and marine transportation providers.

Delta’s Growth Strategy

Our growth has historically come from a combination of market share capture and strategic, bolt-on acquisitions. We anticipate continuing this approach in the years ahead. Specifically, we anticipate future organic growth in each of our three segments to come from geographic expansion, and further market share gains. In addition, we will continue to search for acquisition opportunities which complement our existing product and service offerings. We make no assurances that we will be able to consummate any future acquisitions.

Delta strives to be a world leader in its core areas: logistics, fuel supply and asset management related services, primarily servicing the maritime supply chain. To achieve this objective, we have the following growth strategies:

A.     Strategically expand the geographic footprint of Delta’s Bulk Logistics and Energy Logistics segments and increase the assets under management in the Asset Management segment.    The markets in which Delta’s Bulk Logistics and Energy Logistics segments operate is large, global, and fragmented. Although both segments transact with customers globally, Bulk Logistics’ customers are concentrated primarily in the Middle East and South Asia while Energy Logistics’ customer base is concentrated primarily in Northern Europe and the Middle East. Delta intends to leverage the strengths and expertise detailed above to drive expansion into new geographies at both segments. In both instances, this may include the opening of new office locations and/or the expansion of existing locations, hiring of personnel with existing relationships with new customers or acquiring existing businesses which operate in geographies where Delta doesn’t currently have a significant presence. In the Asset Management segment, we intend to expand our assets under management within our core sectors of merchant vessels and offshore oil and gas assets. This may include the hiring of new personnel with relationships with new customers, the opening of new or expansion of existing office locations, increased marketing spend targeting new customers, investments in new technologies to further streamline the business and/or the acquisition of existing businesses.

B.      Enter new markets which are adjacent or related to and have synergies with our existing businesses.    We intend to expand our business presence to include new services which are adjacent to and have synergies with our existing business lines. For example, fuel costs are a large expense for the Bulk Logistics segment which, in part, drove the establishment of the Energy Logistics business. As a result, Bulk Logistics can leverage Energy Logistics’ expertise in purchasing fuel to reduce this cost, while Energy Logistics’ has a core book of business from which to expand, making Delta’s overall business more successful. Similarly, marine lubricants are a significant need for the Asset Management segment and consequently Energy Logistics intends to expand its sales of marine lubricants as the customer base for and suppliers of marine lubricants often overlap with Energy Logistics’ core business. Expansions of this type for Bulk Logistics could include expansion into or acquiring businesses or assets which engage in warehousing, terminalling, mine-to-port logistics or related services which can reduce our customers overall logistics costs and leverage Delta’s existing capabilities. Further expansion for Energy Logistics, could include expansion into or acquiring businesses or assets which engage in terminalling, physical delivery of marine fuels, alternative or “green” supply of marine fuels, onshore fueling or related services.

C.     Broaden our sustainability and environmental stewardship related service offerings.    Environmental sustainability and stewardship are at the core of our operations and are increasingly ways in which customers select their suppliers. To improve our competitive advantage, Delta intends to continue investing in sustainable services and product lines across its segments. In Bulk Logistics this may include investments to reduce or offset the emissions from fuel used to deliver our customer’s goods. It may also include investments in new technologies or service offerings such as delivery of goods by electric vehicles. Energy Logistics presently offers its customers carbon offset of emissions from delivery of marine fuels in the River Thames, UK, markets as well as the ability to offset emissions from fuel purchases through the purchase of carbon credits. This may be further augmented by additional investments in the supply and distribution of alternative marine fuels such as biofuels, ammonia or liquefied natural gas or in projects which may offset or reduce emissions from marine fuel procurement. In Asset Management, we are working with customers create new ways to ensure their assets meet the International Maritime Organization’s (“IMO”) new emissions targets for 2030 and 2050.

D.     Investments in new technologies to increase operational efficiency, reduce risk and/or enhance our decisioning making processes.    Delta has a track record of investing in new and cutting-edge technologies to enhance our competitive position or improve the experience for our customers. For example, in February 2022 Delta acquired QuantShip a predictive algorithm and machine learning platform to better inform the hedging and risk management at the Bulk Logistics segment. In addition, Delta has invested resources to create “Delta Connect”, a web-based platform where customers can ensure they are receiving the best pricing and hedging offerings in real-time. We expect to continue investing in technology across our businesses and this may include the hiring of additional personnel with specialized skill sets and/or acquiring existing businesses which can offer us a proprietary technology and competitive advantage.

E.      Careful stewardship of capital with disciplined returns on our investments and acquisitions.    Delta is an asset light provider of logistics, fuel supply and asset management related services, primarily to the commodity, agricultural goods, intermediate goods, and maritime sectors. We intend to keep an asset light approach to our businesses as this provides us with significant flexibility without the burdens of a high fixed cost asset base to keep employed. We do intend to invest in or acquire assets in the expansion of our business; however, we do not intend to acquire merchant vessels as part of our strategy. We expect any assets or businesses we acquire or invest in to be backed by stable earnings and cash flows and/or have significant rates of revenue growth where cash flows may be negative as well as be supportive to our existing core businesses. We have been disciplined in our approach to expansion and expect any future investments to meet high return hurdles and create value for our underlying businesses.

Government Regulation; Effect of Existing or Probable Governmental Regulations on the Vessels We Lease; Costs and Effects of Compliance with Environmental Laws

General

Vessels we lease are significantly regulated. As required by applicable law, the following is a general discussion of government regulation of vessels we lease in the course of our business. Because we lease and do not own vessels, a number of these regulations apply to owners of the vessels we lease, and not to us as lessees. We endeavor to ascertain that vessels we lease are in compliance with applicable regulations; however incidents of non-compliance may require us to lease alternative vessels from other owners, or in certain circumstances, adversely affect our operation for vessels we leased which are already in contract or in operation.

Vessels we lease are significantly regulated by international conventions, (i.e., SOLAS, the International Convention for the Prevention of Pollution from Ships, or “MARPOL”), class requirements, U.S. federal, state and local and foreign health, safety and environmental protection laws and regulations, including the Oil Pollution Act of 1990, as amended, or the “OPA,” the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various SOLAS and MARPOL amendments, as well as other regulations. Compliance with these laws, regulations and other requirements would likely entail additional expense, including implementation of certain operating procedures.

A variety of governmental and quasi-governmental agencies and private organizations require vessels we lease to obtain permits, licenses and certificates, depending upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew, the age and size of the vessel and its status as owner or charterer. Although we generally are not required to obtain permitting to lease a vessel, to the extent the owner fails to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of these vessels, or to find replacement vessels with proper permits, licenses and certifications.

Vessels we lease are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as U.S. Coast Guard, Harbor Head or equivalent), classification societies, flag state administration P&I Associations, charterers, and particularly terminal operators and oil companies which conduct frequent vessel inspections.

Delta believes that vessels it leases are in full compliance with applicable environmental laws and regulations. However, because such laws and regulations frequently change and may impose increasingly strict requirements, Delta cannot predict the ultimate cost of complying with these and any future requirements or the impact of these and any future requirements or limits on our ability to do business or increase the cost of doing business.

A general description of many of the regulations applicable to the vessels we lease are enclosed in the section below.

International Maritime Organization

Vessels we lease are subject to standards imposed by the International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I of this convention relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively. Annex VI was separately adopted by the IMO in September of 1997 and new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2012, the IMO’s Marine Environmental Protection Committee (MEPC), adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (IBC Code). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Conditional Assessment Scheme (CAS). These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code of Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, which provides for enhanced inspection programs,

We may need to make certain financial expenditures to continue to comply with these amendments. We believe that vessels we lease are currently in compliance in all material respects with these requirements.

Air Emissions

Starting January 1, 2020, the MEPC agreed to implement the IMO 2020 Regulations, including a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (IAPP) Certificates from their flag states that specify sulfur content. Additionally, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs, in particular those related to the purchase of compliant fuel oil.

Annex VI also provides for the establishment of special areas known as Emission Control Areas, or ECAs, where more stringent controls on sulfur and nitrogen emissions apply. Since January 1, 2015, ships operating within an ECA have not been permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. If new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the jurisdictions where we operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMPS), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (EEDI). Under these measures, by 2025, all new ships built will be required to be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial conditions.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims (“LLMC”) was recently amended and went into effect on June 8, 2022. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

Vessels we lease and some of Delta’s operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Delta relies upon the safety management system that has been developed for the vessels it leases for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, which could affect Delta’s operations.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Delta has obtained documents of compliance for its offices and safety management certificates for all of its vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. This would require Delta to find alternative vessels to lease, or otherwise affect its transportation of products.

Ballast water discharge requirements

In 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the BWM Convention). The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.

As of the entry into force date, all ships in international traffic are required to manage their ballast water and sediments to a certain standard according to a ship-specific ballast water management plan, maintain a record book of the ship’s discharge, intake and treatment of ballast water and (for ships over 400 gross tons) be issued a certificate by or on behalf of the flag state certifying that the ship carries out ballast water management in accordance with the BWM Convention. The MEPC adopted two ballast water management standards. The “D-1 standard” requires the exchange of ballast water in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged. The D-1 standard generally applies to all existing ships. The D-2 standard applies to all new ships, and for existing ships, becomes effective upon the ship’s first IOPP renewal survey on or after September 8, 2019 but no later than September 9, 2024. For most existing ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast water treatment requirements under the D-2 standard become mandatory pursuant to the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The system specification requirements for trading in the U.S. have been formalized and we have been installing ballast water treatment systems on vessels we lease as their special survey deadlines come due. The cost of each ballast water treatment system is approximately $0.4 million, primarily dependent on the size of the vessel.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s personal fault and under the 1992 Protocol where the spill is caused by the ship owner’s personal act or omission by intentional or reckless conduct where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. Delta believes that its protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force, but it is close. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date’existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although Delta does not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on its operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on Delta’s operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” “in the case of a vessel, as any person owning, operating or chartering by demise, the vessel.” Accordingly, both OPA and CERCLA impact Delta’s operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•        injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•        injury to, or economic losses resulting from, the destruction of real and personal property;

•        net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•        loss of subsistence use of natural resources that are injured, destroyed or lost;

•        lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•        net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and Delta’s fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Delta has provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard’s for each of vessels we lease that is required to have one.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations fully defining responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact Delta’s cost of operations or require it to incur additional expenses to comply with any new regulatory initiatives or statutes.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA and U.S. Coast Guard, or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on Delta’s vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict vessels we lease from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA re-issued the VGP for another five years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which require the installation of equipment on Delta’s vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict vessels we lease from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Delta’s vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Delta’s vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, Delta’s vessels operating in covered port areas will be equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on Delta’s vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict Delta’s vessels from entering U.S. waters.

European Union Regulations

The European Union has also adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings, and including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so-called Sox-Emission Control Area). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. withdrew from the Paris Agreement in 2020, but rejoined in 2021 and is currently a party to the Paris Agreement.

International or multinational bodies or individual countries or jurisdictions may adopt climate change initiatives. For example, the U.S. Congress has from time to time considered adopting legislation to reduce greenhouse gas emissions and almost one-half of the states have already taken legal measures to reduce greenhouse gas emissions primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap-and-trade programs. Most cap-and-trade programs require major sources of emissions, such as electric power plants, and major producers of fuels, such as refineries and gas processing plants, to acquire or surrender emission allowances that correspond to their annual greenhouse gas emissions. The number of allowances available for purchase is reduced each year in an effort to achieve the overall greenhouse gas emission reduction goal. The adoption of legislation or regulatory programs to reduce greenhouse gas emissions, if and to the extent applicable to us, could increase our operating costs.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The member states of the EU made a unilateral commitment to reduce by 2020 their 1990 levels of greenhouse gas emissions by 20%. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. In the U.S., the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, and has issued standards designed to limit greenhouse gas emissions from both new and existing power plants and other stationary sources.

The EPA or individual U.S. states could enact environmental regulations that would affect our operations. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes and more frequent and intense weather events.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where Delta operates, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require the owners of the vessels we lease to make significant financial expenditures, including capital expenditures to upgrade their vessels, which it cannot predict with certainty at this time.

Other regional requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, vessels we lease would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on vessels we lease and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires Delta to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code (“ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the IMDG Code. Effective January 1, 2018, the IMDG Code includes updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, new marking, packing and classification requirements for dangerous goods, and new mandatory training requirements. Amendments that took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including new provision regarding IMO type 9 tank, new abbreviations for segregations groups, and special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”), from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•        on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•        on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•        the development of vessel security plans;

•        ship identification number to be permanently marked on a vessel’s hull;

•        a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•        compliance with flag state security certification requirements.

Ships operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Delta has implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and its fleet is in compliance with applicable security requirements.

Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Delta’s common shares.

Human Capital and Employees

Our experienced employees and management are highly value for our enterprise and we are committed to attracting, motivating, and retaining top professionals going forward. We have been able to locate and engage highly qualified employees as needed and do not expect our growth efforts to be constrained by a lack of qualified personnel. We consider our employee relations to be good.

We are committed to maintaining secure business operations globally by following our well-established security standards, as well as applicable health and safety laws and regulation. We have mechanisms in place to report accidents, injuries and unsafe working conditions.

As a knowledge-based organization we focus on employees’ professional development through regular performance reviews and training, including mandatory trainings related to compliance; ethics, health and security; specific certifications where required to perform certain duties; supervising skills and development of succession plans of key employees.

We evaluate our ability to engage and retain employees by monitoring turnover rates, percentage of positions filled internally, and by regularly conducting employee satisfaction surveys to identify opportunities where we can improve.

As of December 31, 2023, we had 388 full time employees, with 126 in the United Arab Emirates, 116 in India, and 146 across approximately 17 other countries. Of these employees, in respect of their areas of activity, approximately 210 work in the Bulk Logistics segment, 124 in the Delta Energy Segment, and 37 in the Asset Management segment. We also had approximately 6 part-time employees.

Dependence on Service Providers

In providing our services, we have relationships with a variety of entities, including airlines, ocean carrier lines, ground transportation providers and governmental agencies. The significance of maintaining acceptable working relationships with these entities has increased in importance in recent years due to supply chain disruptions, COVID pandemic related factors, ongoing concern over security and changes in governmental regulation and oversight of international trade. We use a consistent approach in selecting and managing service providers across all of our product offerings, beginning with a rigorous qualification and risk-based diligence process. We select and engage with compliance-focused, efficiently run, growth-oriented and high quality partners. We consider our current working relationships with these entities to be satisfactory. However, changes in operating capabilities and capacity of asset-based carriers, capacity allotments available from carriers, governmental regulation or deregulation efforts, modernization of the regulations governing customs brokerage, and/or changes in governmental restrictions, quota restrictions or trade accords could affect our business in unpredictable ways.

Properties

We are headquartered in London, United Kingdom, and conduct business worldwide. Delta does not own any material real property. Delta leases its principal executive offices at Suite 3016, The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB, United Kingdom. The lease commenced in April 2022 and is subject to renewal every six months.

Legal Proceedings

Delta may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business. Delta is not aware of any proceedings against it or the vessels in its fleet or contemplated to be brought against it or the vessels in its fleet which could have significant effects on Delta’s financial position or profitability. Following completion of the Merger, Delta will maintain insurance policies with insurers in amounts and with coverage and deductibles as its board of directors believes are reasonable and prudent. Delta expects that most claims arising in the normal course of business would be covered by insurance, subject to customary deductibles. Any such claims, however, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Enforceability of Civil Liabilities Against Foreign Persons

Certain of the directors and executive officers of Delta or Pubco may be non-residents of the U.S. All or a substantial portion of the assets of such non-resident persons and of Delta are located outside the U.S. As a result, it may not be possible to effect service of process within the U.S. upon such persons or Delta, or to enforce against such persons or Delta in U.S. courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the U.S. Delta has been advised by counsel that there is doubt as to the enforceability in the Cayman Islands against Delta and/or its executive officers and directors who are non-residents of the U.S., in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the U.S.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenues for the last fiscal year, each of Delta and Pubco qualifies as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Furthermore, each of Delta and Pubco is not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this proxy statement/prospectus.

Pubco will remain an emerging growth company until the earliest of (a) the last day of its fiscal year during which Pubco has total annual gross revenues of at least $1.0 billion; (b) the last day of its fiscal year following the fifth anniversary of the completion of the Merger; (c) the date on which Pubco has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which Pubco is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of Pubco’s ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter. Once Pubco ceases to be an emerging growth company, Pubco will not be entitled to the exemptions provided in the JOBS Act discussed above.

MANAGEMENT OF DELTA

Directors, Officers and Key Employees

The following table sets forth certain information regarding Delta’s board of directors, executive officers, and some of its key employees, as of the date of this proxy statement/prospectus.

Name	Age	Position
Mudit Paliwal	53	Chief Executive Officer and Director
Andrew Benjamin	52	Executive Vice President
Joseph Nelson	41	Chief Financial Officer
Peter Shaerf	70	Chairman of the Board of Directors
Michelle R. Bockmann	53	Director
Lelia Konyn	56	Director
Elizabeth Turnbull	50	Director

Mudit Paliwal has held a number of C-Level positions for over a decade in Shipping and Commodity focused companies. He has established and grown companies from small regional players and taken them global. Besides founding Delta Corp about 30 months ago, he was instrumental in taking companies global like Norvic Shipping, Caravel Group, etc. Prior to that he was with Noble Group for almost 10 years where he was their Executive VP with overall responsibility for Freight, Fuel teams with additional responsibility of investment management for the group’s logistic assets. He is a graduate Marine Engineer, went out to sea and became a Chief Engineer at 26 years. He received an MBA from LUMS, has a Masters degree in Mathematical Trading & Finance from Cass Business School and has a diploma in Corporate Strategy from INSEAD, France.

Andrew Benjamin has served as an Executive Vice President of the Company since January 2021. Mr. Benjamin is a seasoned Dry-Bulk Freight Professional, having worked for more than 28 years in several Multi-National Commodity Trading houses, working across Australasia, Asia, Middle East, and Europe. 10 Years respectively with BHP (ASX: BHP) and Bunge (NYSE: BG) and most recently, using his vast experience in Shipping markets, has been intimately involved in the establishment and growth of Delta Corp Holding’s Shipping business. Mr. Benjamin is a graduate of The Victoria University of Technology receiving a diploma in Civil Engineering.

Joseph Nelson has served as the Chief Financial Officer of the Company since May 2022. Mr. Nelson has nearly 20 years of experience in a diversified career covering capital markets, shipping, energy, infrastructure, and investor relations. Prior to joining Delta Corp, Mr. Nelson was Head of Investor Relations for GasLog Ltd. and GasLog Partners LP. Joseph previously worked as an Equity Research Analyst at Credit Suisse covering marine transportation and oilfield services equities. Joseph began his career as a consultant for the Louis Berger Group (now WSP Global, TSX:WSP). He has a BS in Chemistry and a BA in Philosophy from the Stevens Institute of Technology and an MBA from New York University’s Leonard N. Stern School of Business. He is also a Director on the Board of Directors of DatChat, Inc. (NASDAQ: DATS), a blockchain-enabled cybersecurity, metaverse advertising platform and social media company.

Peter Shaerf has served as the Chairman of the Board of Directors of the Company since December 2021. In addition to his role as Chairman of the Company, Mr. Shaerf has been a partner at AMA Capital Partners since 2002. Prior to joining the Company and AMA Capital, Mr. Shaerf founded and operated The Commonwealth Group in 1982. Mr. Shaerf, has been actively involved in the operation, chartering, purchase and sale of vessels as well as significant experience advising private equity and institutional investors in the broad maritime space. Mr. Shaerf has also served on numerous boards of directors of both public and private companies, including serving on several audit committees and also as Deputy Chairman of a leading NYSE shipowning company. Mr. Shaerf is a graduate of London Metropolitan University where he received a Bachelor of Arts in Business Law.

Michelle Bockmann is currently a Market’s Editor/Analyst and a member of the Editorial Board of Lloyd’s List and Lloyd’s List Intelligence where she covers energy commodities and shipping trade flows, advising on regulatory, corporate, financial and geopolitical developments for the global maritime, dry bulk, and oil and gas sectors. Ms. Bockmann has a detailed understanding of the freight derivatives market resulting from twenty-five years of experience in global seaborne trade analysis working across three continents. Ms. Bockmann is a graduate of the University of South Australia where she received a Bachelor of Arts in Journalism.

Lelia Konyn, most recently, was Head of HR & Corporate Affairs at Shun Shing Group, where she drove growth through strategy and brand articulation, performance, talent acquisition and organization development. She worked with the Board to transform the Group from an Asia family business to an international corporate. Prior to Shun Shing Group, she was global head of HR at Noble Group, playing a key role in Noble’s growth and transformation into a global multinational with operations in 38 countries. Ms. Konyn holds a degree in International Relations and East Asia Studies (China) from the Hebrew University in Jerusalem, and completed management courses at INSEAD and IMD. She is a qualified Non-Executive Director (Diploma, Financial Times) and speaks 7 languages.

Elizabeth Turnbull is a solicitor admitted to practice law in the United Kingdom. She specializes in shipping and arbitration matters and practices litigation and arbitration in a variety of international trade, transportation and investment matters. Ms. Turnbull is a founding partner of London law firm Preston Turnbull LLP and is a native Spanish speaker and a graduate of Bristol University.

Family Relationships

There are no family relationships among Delta’s directors and executive officers.

Voting Securities of Delta and their Principal Holders

As described in the Merger Agreement, including Annex I thereto, as of the date of the Merger Agreement, all of the outstanding voting securities of Delta, consisting of 1,000 shares, are owned by DCC ( Delta Corp Cayman Limited, a company organized under the laws of the Cayman Islands), which entity DCC is entirely beneficially owned by Delta’s founder and chief executive officer Mudit Paliwal and his family members. The Exchange Consideration as of the Closing consist of [____] Pubco Ordinary Shares issued to DCC. For more information see “Unaudited Pro Forma Combined Financial Information.”

Aggregate Compensation of Directors and Other Executive Officers

The aggregate compensation in wage and salaries paid by Delta to its directors and executive officers, including equity-based compensation, for the last full financial year ended December 31, 2023, was approximately $2,122,913, and for the year ended December 31, 2022 was approximately $1,848,000, and for the year ended December 31, 2021, was approximately $1,369,000. For more information, see “Related Party Transactions of Delta.”

In addition, see “Description of the Business Combination — Merger Consideration” for a description of the payments to members of Delta’s management in connection with the consummation of the Merger Agreement.

Director Compensation

During the fiscal year ended December 31, 2021, no non-employee director received cash, equity or other non-equity compensation for service on Delta’s board of directors. During 2022, Delta modified its compensation for non-employee directors. During this period, non-executive directors of Delta’s board of directors received annualized compensation of $50,000 in cash for the calendar year, with such compensation commencing on May 15, 2022 and Delta’s Chairman received annualized compensation of $100,000 in cash for the calendar year, commencing January 1, 2022. Accordingly, for the year ended December 31, 2022, each non-employee director received cash compensation of approximately $31,250, and the Chairman received compensation of $100,000, in each case in respect of such person’s applicable role as director. The aggregate compensation to Delta’s directors, consisting of such three non-employee directors and to the Chairman, for the year ended December 31, 2022, accordingly was approximately $193,750, and for the year ended December 31, 2023 was approximately $306,250. Delta’s policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors. Named officers do not receive additional compensation for their services as a director.

Following the consummation of the Business Combination, Pubco intends to adopt a board of directors’ compensation program that is designed to align compensation with Pubco’ business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward directors who contribute to the long-term success of Pubco. That compensation program is expected to consist of, for each director of Pubco, as follows: (i) $50,000 in cash payable quarterly; and (ii) $25,000 in Pubco Ordinary Shares payable on the anniversary of the beginning of the calendar year following such director’s services (i.e., January 1, 2024 for the calendar year 2023). The chairman of the board of directors of Pubco, in lieu of the foregoing, will receive for (i) and (ii) above, the amounts of $100,000 and $50,000 in Pubco Ordinary Shares, respectively. The Pubco Ordinary Shares will vest immediately upon their award.

Post-Business Combination Executive Compensation

Following the consummation of the Business Combination, the Compensation Committee of Pubco may develop an executive compensation program that is designed to align compensation with Pubco’ business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward individuals who contribute to the long-term success of Pubco. Decisions on the executive compensation program will be made by the Compensation Committee.

DELTA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements of Delta Corp Holdings Limited and its subsidiaries (the “Group”) as of December 31, 2023 and December 31, 2022, and for the years ending December 31, 2023 and 2022, and their related notes, in each case included elsewhere in this proxy statement/prospectus. In addition, because the Group believes the information is important for its shareholders and investors, the following discussion includes the audited consolidated financial statements of the Group as of December 31, 2021 and for the year ending December 31, 2021, and their related notes, and these financial statements are likewise included elsewhere in this proxy statement/prospectus. This discussion includes forward-looking statements which are subject to known and unknown risks and uncertainties. Actual results, events or conditions may differ materially from those currently anticipated and expressed or implied by such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus. In this discussion of Delta’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, the terms “we,” “us,” and the “Company” refer to Delta.

Overview

Delta Corp Holdings Limited, our holding company, is incorporated under the laws of England and Wales and is headquartered in London and operates globally from locations in the United Kingdom, Ireland, Denmark, Netherlands, Switzerland, Germany, UAE, India, Singapore, Nigeria, Tanzania, Rwanda, Kenya, Uganda, and South Korea. We are a fully integrated asset-light global business engaged in logistics, fuel supply and asset management related services, primarily servicing the international supply chains of commodity, energy, and capital goods producers. We started the business in October 2019 and have grown significantly with revenue increasing from $7 million in 2019 to $623 million in 2022. The Group operates through 37 subsidiaries across different geographies supporting its strategy to deliver exceptional customer service and innovative solutions.

The Group operates in three business segments: Bulk Logistics, Energy Logistics and Asset Management. Each segment is headed by an experienced leadership team with over 100 years of combined industry experience. Operations in the Energy Logistics and Asset Management segments began in 2021 while Bulk Logistics operations date back to the Group’s founding in 2019.

During 2021, the Group acquired Noah Ship Management DMCCO, a Free Zone Company incorporated in United Arab Emirates, which we refer to as Noah Shipmanagement. This acquisition diversified the Group’s sources of income and enhanced its technical and crew management capabilities. Post-acquisition, the acquired entity was renamed Delta Corp Ship Management DMCO and it operates as part of the Group’s Asset Management segment. Intangible assets such as ship management manuals, ship management software and existing customer relationships were obtained as part of the acquisition.

During the fiscal year ended December 31, 2022, the Group acquired several companies and the financial information relating thereto has been included in the Group’s financial statements as of and for the period ended December 31, 2022, which are discussed below and included elsewhere in this proxy statement/prospectus. In 2022, the Group acquired Vishwaa Carriers LLC, a company incorporated in United Arab Emirates (“Vishwaa Carriers”). This acquisition diversified the Group’s service offerings to include mine-to-port transportation within the United Arab Emirates. Post-acquisition the acquired entity operates as part of the Group’s Bulk Logistics segment. Tangible assets including a fleet of 34 trucks were obtained as part of the acquisition.

In 2022, the Group also acquired Oleo Energy DMCC, a company incorporated in Dubai, United Arab Emirates as a Free Zone Company and primarily engaged in the supply of marine fuels. This acquisition operates under the tradename “Oleo Energy” as part of the Group’s Energy Logistics segment. Tangible assets included with the acquisition include land and an office building in the UAE while intangible assets included customer relationships and personnel.

In addition, in 2022 the Group acquired GP Global Mauritius Limited, Gulf Petroleum Energy Services Limited, GP Global Uganda Limited, and GP Global Energy Services (T) Limited, collectively known as the “African entities”. These acquisitions operate within the Group’s Energy Logistics segment and broadens the Group’s service offerings to include industrial, marine, and automotive lubricant manufacturing and retail fuel supply. The lubricants business operates under the tradename “HI SPEED Lubricants” while the retail fuelling stations operate under the tradename “DC Energy”. Tangible assets acquired include land, a lubricant manufacturing facility in Lagos, Nigeria, and a network of retail fuel stations in East Africa. Intangible assets include supply contracts, customer lists, and personnel.

During 2023, The Group acquired 100% of the shares in EMAS Offshore Limited and EMAS Holdings Pte. Ltd. (together “EMAS”), companies engaged in the technical management of 8 offshore support vessels, for total consideration of approximately $1.3 million. The acquisition bolstered the number of assets under management in the Group’s Asset Management segment and also broadened its services offerings to include commercial management of assets in the offshore oil and gas industry.

On March 1, 2023 the Group acquired 49% equity shareholding of Three Wheels United Inc. and its components (“TWU”) for approximately $3.7 million. TWU engages in the leasing and financing of three-wheeled electric vehicles in India. Together with its investment in Zyngo (see below), TWU enables the Group to develop an electrified last-mile delivery platform within India.

In addition, during 2023, the Group also announced a significant milestone in its strategic growth plan with an award for the development of a state-of-the art multimodal logistics park (“MMLP”) in Nagpur, India by the National Highways Logistics Management Limited, a subsidiary of the National Highways Authority of India (“NHAI”). The project is being developed on a design, build, finance, operate, and transfer basis and Delta will be responsible for the construction and operating and maintenance of the MMLP for a term of 45 years. The project is part of the Indian government’s PM Gati Shakti — National Master Plan for Multi-Modal connectivity across India.

Located in the center of India in one of the fastest growing manufacturing and agricultural regions of the world, the MMLP in Nagpur will be a comprehensive solution to reduce logistics bottlenecks and transportation costs in the region. The approximately 150-acre facility will be developed in three phases and equipped with rail and trucking facilities for freight handling and distribution, warehousing, storage, customs clearance and bonding. The project marks a pivotal step in Delta’s strategic growth initiatives, further positioning the Company as a major participant in the international logistics landscape in addition to strengthening its position as a preferred logistics partner for businesses across the globe.

Project Highlights:

1.      Cost of Construction:    The total investment for all three phases is estimated to be approximately $34 million at prevailing exchange rates. The first phase is expected to cost approximately $18.3 million with completion estimated by the end of Q1 2026.

2.      Annual Revenues and EBITDA:    Delta anticipates annual revenues and EBITDA from the first phase to average approximately $67 million and $22 million, respectively, during the 45-year term of the concession.

3.      Capital Commitments:    Delta intends to finance 70% of the project’s cost from local commercial banks with the balance coming from cash on hand and cash flow from operations.

The Group also entered into a Share Purchase Agreement (“SPA”) for up to 46.33% of Zyngo EV Mobility, a company engaged in last-mile delivery services primarily servicing the Indian market, for total consideration of approximately $1.1 million. As of December 31, 2023, the Group has received shares against $0.6 million of the total consideration, representing 18.52% of the share capital.

During the fiscal year 2023, certain of the Group’s subsidiaries closed a revolving credit facility of up to $15 million with a leading bank in the United States. The facility is secured by working capital of certain of the Group’s subsidiaries and carried a rate of interest of 1- or 3-month SOFR plus an applicable margin. Borrowings under the facility are expected to fund growth in the Group’s Bulk Logistics and Energy Logistics segments.

On November 6, 2023 the Group entered into the First Amendment of Credit Agreement for its Credit Facility (see Liquidity and Capital Resources for a discussion of the Credit Facility) in which the rate of interest on the facility is now determined using a Daily Simple SOFR rate, replacing the 1- or 3-month SOFR. The amendment was agreed to enhance the velocity of funding. No other terms of the Credit Facility were amended.

On December 18, 2023 the Group entered into the Second Amendment of Credit Agreement for its Credit Facility (see Liquidity and Capital Resources for a discussion of the Credit Facility) in which the maximum facility size was increased to $20 million from $15 million. No other terms of the Credit Facility were amended.

Key terms and concepts

Below are descriptions of several key terms and concepts either used throughout this discussion of Delta’s Management’s Discussion and Analysis of Financial Condition and Results of Operations or which may better assist the reader in understanding the industries in which we operate.

Unit freight cost — The cost for delivery of one unit of our customer’s goods from origin to destination. This is commonly expressed in USD per ton.

Lease rate — Lease rates, also called “hire rates” in the industry, are the prices we pay to third-party transportation suppliers for use of their assets, commonly expressed in the industry in USD per day. From time-to-time Delta have excess transportation capacity relative to customer needs, and in such cases will seek to lease out its excess capacity for a specific period, typically less than one year.

Commissions — It is common industry practice to use third parties or brokers to arrange for the lease of transportation capacity. These brokers are paid commissions, commonly expressed as a percentage of the lease rate.

Demurrage — Demurrage is a penalty paid for exceeding a contractually allotted time for loading or unloading a vessel. Demurrage is paid by the customer.

Consumption — The amount of fuel used in transporting goods from origin to destination, commonly expressed in tons per day. Fuel expenses are the responsibility of the lessee and are a significant expense in the transportation of goods by sea.

Freight forward agreements — A financial forward contract that allows market participants to hedge against the volatility of freight rates.

Physical supplier of marine fuels — Physical suppliers can be refiners selling directly to the end users or companies, such as Delta, which purchases marine fuels from refiners or other suppliers and blend it in terminals before selling the product on to the end user.

Back-to-back fuel sales — The purchase of marine fuels from a physical supplier on letters of credit and reselling to the end user providing credit of typically 30 days and so taking the credit risk from the physical supplier. When acting in this regard, Delta often takes title to the fuel only momentarily as it physically passes from the barge manifold into the vessel’s fuel tanks.

Technical management — A collection of services performed by our Asset Management segment which involve safety, quality and environmental compliance, operating expense budgeting, operating supervision, preventive maintenance and repairs, communications systems monitoring, procurement services, dry-docking preparation and supervision and other related services which involve the operating performance of the assets we manage.

Operations and markets

We have three business operating segments, Bulk Logistics, Energy Logistics and Asset Management. Our business segments share synergies with each other that provide us with a competitive advantage and allow for greater customer service and acquisition. Although our business segments have synergies with each other they do operate in distinct markets with their own dynamics that affect our revenues, cost of sales and results of operations. Below is a summary of the operations for our business segments and the factors that influence their revenues, cost of sales and results of operations.

Bulk Logistics

Our Bulk Logistics segment began operations in November 2019 and is an asset-light international third-party logistics (“3PL”) provider of freight forwarding, ocean transportation, mine-to-port, and related services connecting producers of commodities, agricultural products, intermediate capital goods and energy to end users such as power plants, steel mills, granaries, food processors, and trading houses. We do not own the assets we use to handle and/or transport our client’s products. We utilize our expertise, scale, and relationships within the industries we serve along with proprietary data and technology driven decision making to optimize our customer’s maritime supply chains and reduce their unit freight costs.

The import and export of goods across the ocean requires significant planning and operational expertise to complete in a cost-efficient manner. This includes delivery of the goods to port for export, scheduling of ocean transportation, leasing of ocean transportation capacity, customs, duties, route planning, and demurrage management, to name several of the steps involved. For many producers, handling this process in house is time consuming, expensive, and an inefficient use of their resources. As such, producers will in many cases hire 3PL logistics managers such as Delta to coordinate and execute the process of delivering their goods to international markets.

Energy Logistics

The Energy Logistics segment was formed in January 2021 and primarily services the marine transportation market, providing customers with industry leading fuels, lubricants, and carbon offset products, powering their businesses while reducing their environmental impact. Delta Corp’s Energy Logistics business operates world-wide through offices in Rotterdam, London, Hamburg, Singapore, and Dubai. In addition, our Oleo Energy division offers a physical delivery network in the Middle East and India. These regions are some of the largest marine traffic centers in the world, making it a large, addressable market for our services.

Asset Management

Delta Corp entered the asset management business in August 2021 following the acquisition of Noah Shipmanagement and the segment now operates under the name Delta Corp Ship Management. The Asset Management segment services the marine transportation and offshore oil and gas industries. We offer a full suite of services including technical management, performance monitoring, crewing and new building and project supervision. We presently manage 23 assets including five drill ships, two jack-up rigs, eight offshore support vessels, one semi-submersible rig, one land rig, five bulk carriers and one expedition cruise ship with a combined market value of approximately $1 billion.

For asset owners, the achievement of economies of scale and reduction of per unit costs are the main driver for deciding whether to manage their assets inhouse or to hire a third-party manager. Owners with a few assets or with many assets dispersed across different market segments will often struggle to absorb the administrative and operating costs required to remain competitive today and in the future. This favors the employment of third-party managers such as Delta. For example, the maritime transportation industry’s drive towards a carbon-free future has the potential to result in greater regulation and standards thereby necessitating the need for greater administrative back-office support and associated costs. This is a favorable tailwind for third party asset managers as their scale can reduce these administrative costs for owners.

Customers

Our customer base includes a diverse collection of many of the world’s leading industrial, natural resource, and energy businesses. In 2021, we delivered approximately 10 million tons of goods for customers of our Bulk Logistics segment, during the year ended 2022, we delivered approximately 10 million tons of goods for customers in this segment, and in the year ended 2023 we delivered approximately 15 million tons of goods for customers in this segment. During 2021, our Energy Logistics team supplied over 220,000 tons of fuel as part of 1,400 transactions for over 200 customers, in 2022, our Energy Logistics team supplied over 249,000 tons of fuel as part of almost 1,900 transactions for over 300 customers, and in 2023, our Energy Logistics team supplied over 183,000 tons of fuel as part of 1,500 transactions for over 200 customers. We presently manage 23 assets including five drill ships, two jack-up rigs, one semi-submersible rig, eight offshore support vessels, one land rig, five bulk carriers and one expedition cruise ship with a combined market value of approximately $1 billion.

Growth Strategy

Our growth has historically come from a combination of market share capture and strategic, bolt-on acquisitions. We anticipate continuing this approach in the years ahead. Specifically, we anticipate future organic growth in each of our three segments to come from geographic expansion, and further market share gains. In addition, we will continue to search for acquisition opportunities which complement our existing product and service offerings.

Subsequent Events.

On May 23, 2024, the Group executed its purchase option on the Delta Avon and simultaneously sold the vessel to an unrelated third party for gross proceeds of $14.2 million plus the market value of the fuel and lubricants remaining on board. Net of the loan outstanding on the vessel the Group received approximately $6.5 million of cash from the sale. The final accounting treatment of the purchase and sale has not been completed as of the date of this proxy statement/prospectus.

On June 11, 2024, the Group entered the Third Amendment to its revolving credit facility with a leading bank in the United States of America whereby the interest collection period was amended to monthly from annually on the date of the facility’s renewal.

On December 9, 2022, a subsidiary of Delta signed an agreement for the purchase of the entire issued and outstanding share capital of GP Global HNT Terminals FZE (“HNT”), from GP Global Gulf Terminals FZE (the “Acquisition of HNT”). The purchase price of the acquisition is $34 million. Delta previously made a $6.8 million deposit with cash on hand, of which approximately $6.7 million was refunded to Delta in May 2023, with a remaining approximately $0.1 million held in escrow. The balance of the purchase price, if the Acquisition of HNT proceeds, would be expected to be funded by a credit facility and cash on hand. HNT owns and operates a 204,000 cubic meter petroleum storage terminal in the Port of Hamriyah in the United Arab Emirates (the “Terminal”). The Terminal handles petroleum and petroleum-derived products and has access to several jetties and proximity to a growing refinery base in the Middle East.

Completion of the Acquisition of HNT remains subject to certain closing conditions, including among others the approval of the courts of the United Arab Emirates (the “UAE Courts”). The Acquisition of HNT is subject to approval or disapproval in the discretion of the UAE Courts. As of the date of this proxy statement/prospectus, the UAE Courts have not ruled to approve by either preliminary or final ruling the Acquisition of HNT, and Delta has no assurance that the Acquisition of HNT will be approved by UAE Courts. Therefore, Delta does not believe the Acquisition of HNT is “probable” under applicable rules and regulations of Regulation S-X. Whereas Delta originally intended to take effective control of the Terminal associated with the Acquisition of HNT, Delta instead has entered into with HNT a lease agreement for such Terminal dated July 2023, and accordingly Delta has not included HNT financial information elsewhere in this proxy statement/prospectus. The Group has not made any new deposits for the Acquisition of HNT in 2023. The Group has taken the Terminal on lease from July 2023.

Key Factors Affecting the Group’s Financial Condition and Results of Operations

The Group’s financial condition and results of operations are affected by a number of factors, including those that are outside of its control. These are described below:

Demand for the products we transport by sea

The demand for goods transported by sea and ultimately the demand for Delta’s services and the generation of its revenues, is closely correlated with macro-economic factors like industrial production and global GDP growth. This relationship makes sense as the goods Delta’s customers produce are necessary for feeding the global population, supplying the energy needs of industry, corporations, and households, as well as supporting infrastructure maintenance and development.

The availability of the transportation assets we lease to delivery our customer’s goods to market

As an asset light 3PL provider, Delta does not own the assets it utilizes to handle and/or transport our customer’s goods. Instead, we lease transportation capacity at scale and lease it out to our customers. It is our view that this asset-light business model provides Delta and its customers maximum flexibility in their parcel sizing and allows for smaller producers to take advantage of our purchasing scale to reduce their per unit costs of delivered goods. Although transportation capacity has been available to meet our customer’s needs to-date, there is no guarantee that we will be able to secure sufficient transportation capacity to meet our customer’s needs in the future.

Lease rates for the transportation capacity we utilize which can be volatile

The cost of ocean transportation is a significant cost for the Bulk Logistics segment and includes such items as the lease rate as well as fuel costs for the shipment of our customer’s goods from origin to destination. In general, lease rates for the vessels we utilize are cyclical and volatile and our ability to optimize and manage these costs, including using derivatives such as freight forward agreements (“FFA”), are a competitive advantage. These lease rates are determined based on the supply and demand fundamentals for ocean transportation capacity which can be influenced by many factors including global industrial production and GDP growth, vessel supply growth, shipyard capacity, regulations, and the average voyage speed and distance of the global fleet.

Underlying factors which influence the demand for marine fuel

The demand for marine fuel and the revenue generation of the Energy Logistics segment is ultimately derived from the consumption of fuel from the global merchant fleet. This can be impacted by the demand for goods being transported by sea, the size of the global merchant fleet, its speed, the distance travelled between load port and destination port, operational efficiency, technological advancements in engine design and the source of fuel.

The selling price of marine fuel and its cost of procurement which is closely tied to global energy prices

There are four types of marine fuel which constitute nearly all marine fuels commercially sold around the world: high sulfur fuel oil (“HSFO”), very low sulfur fuel oil (“VLSFO”), marine gas oil (“MGO”, also referred to as marine diesel), and liquified natural gas (“LNG”). HSFO, VLSFO and MGO are derived from crude oil and their prices closely track global prices for crude oil while LNG bunkers closely track global natural gas prices, primarily in Europe and Asia. Therefore, the selling prices for marine fuels commanded by the Energy Logistics segment and the cost of procuring marine fuel supply are closely tied to global energy prices. In addition, the cost of procuring marine fuel supply is significant portion of the cost of sales for the Energy logistics segment.

The number of assets under management and services rendered

Revenues in the asset management segment will be influenced primarily by the number of assets we have under management as well as the type of services requested from our customers. We expect to continue investing in our systems and people to enhance our competitiveness in attracting new customers and will seek to expand the number and type of assets under management. This may include assets outside of the marine and oil and gas assets we have historically managed to date such as warehouses or bulk liquid storage terminals.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with IFRS. All intercompany accounts and transactions have been eliminated on consolidation. For the purposes of presenting consolidated financial statements, our assets and liabilities and our foreign operations (including subsidiaries in other countries that use currencies which are different from our functional currency) are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Key Financial and Operating Metrics

We monitor several financial and operating metrics to measure our current performance and project our future performance.

We use revenue and gross margin, which is calculated as gross profit divided by total revenues, expressed as a percentage, as key operating metrics.

Our revenues for the year ended December 31, 2023 were $616.8 million, a decrease of $4.3 million or 0.7%, from $621.1 million for the year ended December, 2022. The decrease in revenues during the year ended December 31, 2023, in comparison to the prior year was due primarily to lower lease rates for shipping capacity and commodity prices in the Bulk Logistics segment, offset by higher transaction volumes in the Bulk Logistics segment.

Our revenues for the year ended December 31, 2022 were $621.1 million, an increase of $88.9 million or 17%, from $532.2 million for the year ended December, 2021. The increase in revenues during the year ended December 31, 2022, in comparison to the prior year was due primarily to higher transaction volumes in the Energy Logistics segment as a result of a full years’ contribution of Delta Energy as well as the acquisition of Oleo Energy and the African entities in late 2022.

Our gross margin for the year ended December 31, 2023 and 2022, was 3.1% and 5.9%, respectively, a decrease of 2.9% primarily due to lower freight and hire revenues in the Bulk Logistics segment as a result of lower commodity prices and lease rates as discussed above as well as lower barge utilization at Delta Energy and an increase in revenues from the African Entities as a percentage of our total revenues and cost of sales.

Our gross margin for the years ended December 31, 2022 and 2021, was 5.9% and 9.6%, respectively, a decrease of 3.7% primarily due to higher transaction volumes in the Energy Logistics segment, and for the year ended December 31, 2020 was 4.6%, with the increase to December 31, 2021 being primarily due to higher pricing and transaction volumes in the Bulk Logistics segment.

Adjusted EBIT and Adjusted EBITDA

Adjusted EBIT is a non-IFRS financial measure that we define as total comprehensive income (loss) adjusted to exclude finance income and (expense), and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairments, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude finance income (expense), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

We present Adjusted EBIT and Adjusted EBITDA in this proxy statement/prospectus because each is a key measure used by our management and Board of Directors to evaluate our operating performance. Accordingly, we believe that Adjusted EBIT and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors.

The following is a reconciliation of our total comprehensive income (loss), the most directly comparable IFRS financial measure, to Adjusted EBIT and Adjusted EBITDA for each of the periods indicated. See “Summary consolidated financial and other data — Non-IFRS Financial Measures” for more information and a discussion of certain limitations regarding the usefulness of Adjusted EBIT and Adjusted EBITDA in evaluating our business.

	Year Ended December 31,
	2023	2022	2021	2020
	(in thousands)
RECONCILIATION OF TOTAL COMPREHENSIVE INCOME (LOSS) TO ADJUSTED EBIT
Total comprehensive income (loss)	$(8,935)	$27,577	$44,776	$4,825
Finance income	(5,277)	(29)	(8,272)	(370)
Finance expense	6,359	6,371	977	1,388
Income tax (benefit)/expense	(2,240)	(1,581)	(1,020)	55
Operating income (EBIT)	(10,093)	32,338	36,461	5,898
Remeasurement of defined benefit plan	(81)	133	21	—
Adjusted EBIT	$(10,174)	$32,471	$36,482	$5,898
Adjusted EBIT margin(1)	(1.6)%	5.2%	6.9%	3.0%
Adjusted EBIT as a % of gross profit(2)	(53.5)%	88.9%	71.6%	65.4%

____________

(1)      Represents Adjusted EBIT divided by Revenue.

(2)      Represents Adjusted EBIT divided by Gross Profit.

	Year Ended December 31,
	2023	2022	2021	2020
	(in thousands)
RECONCILIATION OF TOTAL COMPREHENSIVE INCOME (LOSS) TO ADJUSTED EBITDA
Total comprehensive income (loss)	$(8,935)	$27,577	$44,776	$4,825
Finance income	(5,277)	(29)	(8,272)	(370)
Finance expense	6,359	6,371	977	1,388
Income tax (benefit)/expense	(2,240)	(1,581)	(1,020)	55
Depreciation and amortization	4,935	2,339	878	117
EBITDA	(5,158)	34,677	37,339	6,015
Remeasurement of defined benefit plan	(81)	133	21	—
Adjusted EBITDA	$(5,239)	$34,810	$37,360	$6,015

Components of Results of Operations

Revenues

Revenues consists primarily of the transportation of cargo, including freight & forwarding revenue, hire revenue, demurrage revenue and additional value value-added services in the Bulk Logistics segment and the sale of marine fuels and lubricants in the Energy Logistics Segment. In the Asset Management segment, revenues are generated through fixed transaction prices agreed with the customer.

Cost of Sales

Cost of sales consists primarily of the cost of transportation we lease to service our customers’ requirements in our Bulk Logistics segment and related fuel expenses for servicing our customer’s requirements, as well as the cost of marine fuels and expenses related to their distribution in our Energy Logistics segment.

Employee Benefit Expenses

Employee benefit expenses are related primarily to employee wages and salaries as well as other employee benefits such as staff welfare benefits, insurance, and other miscellaneous employee related expenses.

General and Administrative Expenses

General and administrative expenses consist of legal, accounting, and professional fees, office rents and related office expenses, selling and marketing expenses, travel expenses, and allocations for expected credit losses.

We expect our general and administrative expenses to increase in absolute dollars but to decrease as a percentage of total revenue as our business grows. Growth in general and administrative expenses will be partially driven by the costs related to being a public company, including the need to hire more personnel to support compliance with the applicable provisions of the Sarbanes-Oxley Act and other SEC rules and regulations as well as increased premiums for directors’ and officers’ insurance and increased legal and professional fees as our business expands.

Finance Expense

Finance expense consist primarily of expenses associated with derivative settlements and interest associated with borrowings and lease liabilities.

Finance Income

Finance income consist primarily of income associated with realized and unrealized gains on derivative instruments.

Other Income

Other income consists primarily of income associated with liabilities written back, settlement gains, recovery of long outstanding receivables, and gains on lease cancellations.

Tax Expense

Tax expense represents the sum of the tax currently payable as well as deferred taxes. The tax currently payable is passed on taxable profit for the year and/or management’s estimate of the taxable profit for the full year during interim periods.

Remeasurement of Defined Benefit Plan

Actuarial valuations of defined benefit plans are carried out at the end of each annual reporting period. Remeasurements comprising actuarial gains and losses are recognised immediately in the statement of financial position with a charge or credit to other comprehensive income in the period in which they occur. Remeasurements recognised in other comprehensive income are not reclassified.

Foreign Exchange (Loss) Gain

Our functional currency is the U.S. dollar. Delta’s largest foreign currency exposure is to the Great British Pound and to a lesser extent the Indian rupee, Danish kroner, and Euro.

Results of Operations

Our audited results of operations for the years ended December 31, 2022, 2021 and 2020 are presented, respectively, below:

Results of Operations

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022 and to the Year Ended December 31, 2021

(in thousands)	2023	2022	2021
	(Audited)	(Audited)	(Audited)
Total revenue	$616,791	$621,056	$532,150
Total cost of sales	(597,775)	(584,513)	(481,175)
Gross profit	19,016	36,543	50,975
Employee benefit expenses	(15,129)	(9,596)	(7,637)
Provision for impairment loss	(6,587)	(5,245)	(314)
General and administrative expenses	(14,239)	(6,116)	(5,659)
Finance expense	(6,359)	(6,371)	(977)
Finance income	5,277	29	8,272
Depreciation and amortization	(4,935)	(2,339)	(878)
Other income	14,157	19,311	5
Profit before tax	(9,177)	26,216	43,787
Tax expense	2,240	1,581	1,020
Remeasurement of defined benefit plans	81	(133)	(21)
Foreign exchange (loss) gain	(2,079)	(87)	(10)
Total comprehensive income (loss)	$(8,935)	$27,577	$44,776

Revenues.

Our revenues for the year ended December 31, 2023 were $616.8 million, which were consistent with our revenues for the prior fiscal year ended December 31, 2022, although showing a slight decrease of less than 1%, at 0.7%, or a decrease of $4.3 million, from $621.1 million for the year ended December, 2022. The decrease in revenues during the year ended December 31, 2023, in comparison to the prior year was due primarily to lower lease rates for shipping capacity and commodity prices in the Bulk Logistics segment, offset by higher transaction volumes in the Bulk Logistics segment.

Our revenues for the year ended December 31, 2022 were $621.1 million, an increase of $88.9 million or 17%, from $532.2 million for the year ended December, 2021. The increase in revenues during the year ended December 31, 2022, in comparison to the prior year was due primarily to higher transaction volumes in the Energy Logistics segment as a result of a full years’ contribution of Delta Energy as well as the acquisition of Oleo Energy and the African entities in late 2022.

Cost of sales.

Cost of sales totaled $597.8 million for the year ended December 31, 2023, an increase of $13.3 million or 2.3% from $584.5 million for the year ended December 31, 2022. The decrease in costs of sales in 2023 compared to the prior year is primarily the result of lower lease rates for transportation capacity we utilize as well as fuel prices following a decline in oil prices.

Cost of sales totaled $584.5 million for the year ended December 31, 2022, an increase of $103.3 million or 21% from $481.1 million for the year ended December 31, 2021. The increase in costs of sales in 2022 compared to the prior year is primarily the result of higher transaction volumes and costs of marine fuel in the Energy Logistics segment following a full year’s contribution of Delta Energy as well as the acquisition of Oleo Energy and the African entities.

Gross profit.

Gross profit for the year ended December 31, 2023 was $19.0 million, a decrease of $17.5 million or 50% from $36.5 million for the year ended December 31, 2022. The decrease in gross profits for the year ended December 31, 2023 compared to the prior year was primarily due to lower freight and hire revenues in the Bulk Logistics segment as a result of lower commodity prices and lease rates as discussed above as well as lower barge utilization at Delta Energy and an increase in revenues from the African Entities as a percentage of our total revenues and cost of sales.

Gross profit for the year ended December 31, 2022 was $36.5 million, a decrease of $14.4 million or 28% from $51.0 million for the year ended December 31, 2021. The decrease in gross profits for the year ended December 31, 2022 compared to the prior year was primarily attributable to lower gross profit margins in the Bulk Logistics segment partially offset by higher transaction volumes in Delta Energy as well as the acquisition of Oleo Energy and the African entities.

Employee benefit expenses.

Employee benefit expenses were $15.1 million for the year ended December 31, 2023, compared with $9.6 million for the year ended December 31, 2022, which increase was due to an increase in headcount following the acquisition of the African Entities in late 2022 a full year’s contribution of which was recorded in fiscal year 2023.

Employee benefit expenses were $9.6 million for the year ended December 31, 2022, compared with $7.6 million for the year ended December 31, 2021, which increase was due to an increase in headcount due to the acquisitions we made in 2022 as well as a full year’s contribution from Delta Energy and the Asset Management segment.

General and administrative expenses.

General and administrative expenses were $14.2 million for the year ended December 31, 2023, compared with $6.1 million for the year ended December 31, 2022. The increase for the year ended December 31, 2023 compared to the prior year in general and administrative expenses was primarily due to an increase in legal expenses as well as office leases following a full year’s contribution from the African Entities in fiscal year 2023.

General and administrative expenses were $6.1 million for the year ended December 31, 2022, compared with $5.7 million for the year ended December 31, 2021. The increase for the year ended December 31, 2022 compared to the prior year in general and administrative expenses was primarily due to an increase in the allowance for impairment loss as well bad debt expenses following the acquisitions made in 2022 as well as other administrative expenses.

Finance income and finance expense.

Finance income was $5.2 million for the year ended December 31, 2023, compared with nil for the year ended December 31, 2022, primarily due to an increased in realized and unrealized gains on derivative instruments. Finance expense was $6.4 million for the year ended December 31, 2023, similar to $6.4 million for the year ended December 31, 2022, and primarily related to loss on derivative settlements and interest expense.

Finance income was nil for the year ended December 31, 2022, compared with $8.3 million for the year ended December 31, 2021, primarily due to a reduction in realized and unrealized gains on derivative instruments. Finance expense was $6.4 million for the year ended December 31, 2022, compared with $1.0 million for the year ended December 31, 2021. The increase in finance expense is primarily related to an increase on unrealized loss on derivative instruments.

Depreciation and amortization.

Depreciation and amortization was $4.9 million for the year ended December 31, 2023, compared to $2.3 million for the year ended December 31, 2022, which is primarily related to the sale and leaseback of the Delta Avon as well as a full year’s contribution of the acquisitions made in 2022.

Depreciation and amortization was $2.3 million for the year ended December 31, 2022, compared to $0.9 million for the year ended December 31, 2021, which is primarily related to the sale and leaseback of the Delta Avon as well as a full year’s contribution of the three leased barges at Delta Energy and the acquisitions made in 2022.

Other income.

Other income for the year ended December 31, 2023 and December 31, 2022 was $14.2 million and $19.3 million. The decrease in other income is primarily related to a reduction in liabilities written off and bargain gains on acquisitions, offset by an increase in settlement income.

Other income for the year ended December 31, 2022 and December 31, 2021 was $19.3 million and nil, respectively. The increase in other income is primarily from a $8.7 million bargain gain on business combinations as the fair value of the acquisitions made exceeded the Group’s purchase price for them as well as $6.6 million of liabilities written back of which approximately $6.0 was a variable compensation reserve made in 2021 that was reversed in 2022.

Profit.

Profit for the year was $(6.9) million for the year ended December 31, 2023, a decrease of $34.7 million from $27.8 million for the year ended December 31, 2022 due to a decrease in our results as detailed above.

Profit for the year was $27.8 million for the year ended December 31, 2022, a decrease of $17.0 million from $44.8 million for the year ended December 31, 2021 due to an decrease in our results as detailed above.

Results by Segment

The following is a discussion of revenue, segment expenses and segment profit before tax for the Bulk Logistics, Energy Logistics, and Asset Management segments for the year ended December 31, 2023 compared to the year ended December 30, 2022.

Bulk Logistics

The following table sets forth revenue and segment profit before tax for the Bulk Logistics segment for the years ended December 31, 2023 and 2022 (audited):

	For the years ended December 31, (audited)
(USD thousands, except percentages)	2023	2022
Total revenue	$359,270	424,350
Internal revenue	(15,218)	(4,901)
Total revenue from external customers	344,052	419,449
Segment profit/(loss) before tax	$(8,856)	13,687

Total revenue from external customers.

Total revenue from external customers (or total revenues minus inter-segment sales) in the Bulk Logistics segment totaled $344.1 million for the year ended December 31, 2023, a decrease of $75.3 million or approximately 17.9%, from $419.4 million for the year ended December 31, 2022. The decrease in total revenue from external customers for the year ended December 31, 2023 as compared to the prior year was due primarily to lower freight and hire revenues as a result of lower commodity prices and lease rates.

Segment profit/(loss) before tax.

Segment profit/(loss) before tax for the year ended December 31, 2023 was ($8.85) million or (2.6%) of total revenue from external customers, a decrease of $22.5 million from $13.7 million or 3.3% of total revenue from external customers for the year ended December 31, 2022. The decrease in profit before tax for the year ended December 31, 2023 as compared to the same period in the prior year was due primarily to lower margins on freight & forwarding and hire revenues.

Energy Logistics

The following table sets forth revenue, segment expenses, and segment profit before tax for the Energy Logistics segment for the years ended December 31, 2023 and 2022 (audited):

	For the years ended December 31, (audited)
(USD thousands, except percentages)	2023	2022
Total revenue	$316,854	250,183
Internal revenue	(52,057)	(49,571)
Total revenue from external customers	264,797	200,612
Segment profit/(loss) before tax	$(7,321)	(2,276)

Total revenue from external customers.

Total revenue from external customers (or total revenues minus inter-segment sales) in the Energy Logistics segment totaled $264.8 million for the year ended December 31, 2023, an increase of $64.2 million or 32.0%, from $200.6 million for the year ended December 31, 2022. The increase in total revenue from external customers for the year ended December 31, 2023 as compared to the same period in the prior year was due primarily to the acquisition of Oleo Energy and the African entities in 2022 offset by lower fuel prices.

Segment profit/(loss) before tax.

Segment profit/(loss) before tax totaled ($7.3) million for the year ended December 31, 2023, an increase of $5 million from ($2.3 million) for the year ended December 31, 2022. The increase in loss before tax for the year ended December 31, 2023 as compared to the same period in the prior year was due primarily to lower barge utilization at Delta Energy as well as lower margins in the African Entities as these businesses achieve scale.

Asset Management

The following table sets forth revenues for the Asset Management segment for the year ended December 31, 2023 and the year ended December 31, 2022 (audited):

	For the years ended December 31, (audited)
(USD thousands, except percentages)	2023	2022
Total revenue	9,926	1,096
Internal revenue	(2,241)	(101)
Total revenue from external customers	7,685	995
Segment profit/(loss) before tax	(1,668)	(811)

Total revenue from external customers.

Total revenue from external customers (or total revenues minus inter-segment sales) in the Asset Management segment totaled $7.69 million for the year ended December 31, 2023, an increase of $6.7million or 676.3%, from $0.99 million for the year ended December 31, 2022. The increase in total revenue from external customers for the year ended December 31, 2023 as compared to the same period in the prior year was due primarily to an increase in the number of assets under management as well as the acquisition of the EMAS Entities.

Segment profit/(loss) before tax.

Segment profit/(loss) before tax totaled ($1.67 million) for the year ended December 31, 2023, an increase of $0.86 million from ($0.8 million) for the year ended December 31, 2022. The increase in loss before tax for the year ended December 31, 2023 as compared to the same period in the prior year was due primarily to an increase in marketing and acquisition costs related to the EMAS Entities.

Liquidity and Capital Resources

As of December 31, 2023, our current assets totaled $118.9 million while our current liabilities totaled $89.6million resulting in a positive working capital position of $29.3 million. Management monitors the company’s liquidity position throughout the year to ensure it has access to sufficient funds to meet its forecast cash requirements, including planned growth initiatives.

For the year ended December 31, 2023, the Group has financed its capital requirements through available cash, operating cash flows, and borrowings. Our primary liquidity needs are to fund our working capital, employee benefit expenses, general and administrative expenses, and growth. In monitoring our working capital, we project our revenues, cost of revenues, and overhead expenses, and we seek to maintain significant cash reserves to address revenue shortfalls, if any.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

As of December 31, 2023, we had approximately $9.9 million of cash and cash equivalents. Cash equivalents are invested in accordance with the Group’s investment policy. We anticipate our primary source of funds will be available cash, cash from operations, borrowings under our revolving credit facility and/or new loan or lease agreements, and additional equity. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs for at least twelve months from the date of this proxy statement/prospectus.

As a growing business, Delta may need additional cash resources from time to time to fund its growth initiatives or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities, utilize our existing revolving credit facility (described below) or obtain other credit facilities. The issuance and sale of additional equity would result in dilution to our shareholders while the incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. We make no assurances that we will be able to obtain future debt and equity on terms acceptable to us.

Credit Facility

On June 29, 2023, Delta’s subsidiaries announced that they closed a revolving credit facility of up to $15 million with a leading bank in the United States of America (the “Credit Facility” or the “revolving credit facility”). The facility is secured by the working capital of certain of Delta’s subsidiaries and carries a rate of interest of either a base rate, or a secured overnight financing rate, or SOFR, initially at 1-or 3-month SOFR (and as adjusted to a daily SOFR by amendment as described below), plus an applicable margin of 3.25%. The facility contains customary covenants for a limited size revolving credit facility, including placing specified limits on the ability to incur additional indebtedness or liens, make fundamental changes to the business (other than as specified between loan parties to the facility), specified disposal of assets to third parties or make specified investments or payments other than to a loan party to the facility. The revolving credit facility also imposes financial maintenance covenants, discussed below, borrowings under the facility are expected to fund growth in Delta’s Bulk Logistics and Energy Logistics segments and for general corporate purposes.

Delta has issued a corporate guarantee, guaranteeing the due payment of all amounts payable to the third party in relation to the above revolving credit facility. The loans may be either at a base rate of the Credit Facility is calculated based on adding the prime rate, plus an applicable margin of 3.25%. or based on a term with an interest rate calculated using the secured overnight financing rate, or SOFR, plus this applicable margin (and as further discussed below). In the event of a default, as defined in the Credit Facility, in which the obligations therein would be required to pay a default rate, the default rate would include 3% plus the interest rate otherwise applicable. The above revolving credit facility is subject to financial maintenance covenants on borrowers of the facility as follows:

(i)     Leverage ratio of not more than 2.0 to 1.0;

(ii)    Working capital of not less than $30 million; and

(iii)   minimum net worth of not less than $30 million.

On November 6, 2023 the Group entered into the First Amendment of Credit Agreement for its Credit Facility in which the rate of interest on the facility is now determined using a daily simple secured overnight financing rate determined by the Federal Reserve Bank of New York, which we refer to as Daily Simple SOFR rate, replacing the 1- or 3-month SOFR rate. The amendment was agreed to enhance the velocity of funding. No other terms of the Credit Facility were amended.

On December 18, 2023 the Group entered into the Second Amendment of Credit Agreement for its Credit Facility in which the maximum facility size was increased to $20 million from $15 million. No other terms of the Credit Facility were amended.

On June 11, 2024, the Group entered the Third Amendment to its revolving credit facility with a leading bank in the United States of America whereby the interest collection period was amended to monthly from annually on the date of the facility’s renewal. No other terms of the Credit Facility were amended.

As of December 31, 2023 there was $13.1 million drawn under this revolving credit facility.

Cash Flows

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for the years ended December 31, 2023 and 2022 (audited). See the consolidated cash flows statement and accompanying notes included elsewhere in this proxy statement/prospectus for additional information.

Audited Year ended December 31, 2023 compared to the year ended December 31, 2022

	For the years ended December 31, (audited)
(USD thousands, except percentages)	2023	2022
Net cash (used in)/generated from operating activities	(3,353)	5,692
Net cash (used in)/generated from investing activities	2,290	(25,111)
Net cash flows (used in)/generated from financing activities	2,518	8,484
Net increase/(decrease) in cash and cash equivalents	1,455	(10,935)

Net cash flows from/(used in) operating activities

Our cash flow from operations is generated from the sale of 3PL related services, marine fuels and lubricants, and third-party asset management, less our payments for the cost of sales, employee related expenses, and general and administrative expenses. We use our cash flows generated from operating activities to provide working capital for current and future operations.

Net cash generated from operating activities in the year ended December 31, 2023 was $(3.35)million compared with $5.7 million in the year ended December 31, 2022. The decrease in cash generated from operating activities was primarily the result of lower revenues and profit.

Net cash flows from/(used in) investing activities

Our investing activities have primarily consisted of acquisitions of subsidiaries with small investments in tangible and intangible assets.

Net cash generated in investing activities in the year ended December 31, 2023 was $2.3 million compared with ($25.1 million) in the year ended December 31, 2022. The increase in cash generated in investing activities was primarily the result of fewer acquisitions offset by a refund of approximately $6.0 million for an acquisition which was contemplated in fiscal year 2022 and was not consummated in fiscal year 2023 and as a result Delta was refunded its deposit.

Net cash flow (used in)/from financing activities

Our financing activities have primarily consisted of receipt or repayment of borrowings and interest, derivative instruments, and lease liabilities.

Net cash from financing activities in the year ended December 31, 2023 was $2.5 million compared with $8.5 million in the year ended December 31, 2022. The decrease in cash from financing activities was primarily the result of lower receipts from derivative instruments.

Capital expenditures

During the years ended December 31, 2023 and 2022, our capital expenditures were $4.4 million and $25.1 million, respectively. Such expenditures were mainly related to the acquisition of Three Wheels United and the EMAS Entities. Such expenditures for the year ended December 31, 2022 consisted mainly of acquisitions completed in 2022 and advances for future acquisitions.

Our projected capital expenditures for the next 12 months are aimed to maintain our ongoing operational needs. We believe our current cash and cash equivalents, our operating cash flows will be sufficient to fund our operations for at least the next 12 months.

Contractual obligations and commitments

Delta leases assets including office premises and barges used to transport marine fuels to customers of our Energy Logistics segment. The lease term for office premises is 24-60 months (2022: 24-60 months) and for barges is 38 months (2022: 38 months).

As of December 31, 2023, our contractual obligations were as follows:

	Total	Less than 1 year	More than 1 year
	(in thousands)
Trade and other payables	59,929	59,929	—
Borrowings	28,942	19,763	9,206
Lease liabilities(1)(2)	5,765	2,207	3,558
Total contractual obligations	$94,636	$81,872	$12,764

____________

(1)      Includes current maturities and interest.

(2)      Includes mainly the leasing of office premises and barges for marine fuel delivery (accounted under IFRS 16).

Debt and other financing arrangements

Our total outstanding indebtedness as of December 31, 2023 consisted of $19.6 million in short-term borrowings, $2.0 million of short-term lease liabilities, $9.0 million of long-term borrowings, and $3.5 million of long-term lease liabilities.

Off-balance sheets arrangements

We do not currently have any off-balance sheet arrangements, other than the commitments for leases and services mentioned in the table above, that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

We have derivative financial asset and/or liabilities related to derivatives, which are presented on our balance sheet, and are described in the notes to our financial reports accompanying this proxy statement/prospectus.

Critical Accounting Policies and Estimates

The preparation of the Group’s consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies/estimates, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of our significant accounting policies, see Note 4 to the Group’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Revenue recognition

Revenue is recognised when or as a performance obligation in the contract with customer is satisfied, i.e., when the “control” of the goods or services underlying the performance obligation is transferred to the customer.

A performance obligation is a promise to transfer a distinct good or service (or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer) to the customer that is explicitly stated in the contract and implied in our customary business practices.

Revenue is measured at the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods or services to the customers, excluding amounts collected on behalf of third parties such as taxes. If the amount of consideration varies due to discounts, rebates, refunds, credits, incentives, penalties or other similar items, we estimate the amount of consideration to which we will be entitled based on the expected value or the most likely outcome. If the contract with customer contains more than one performance obligation, the amount of consideration is allocated to each performance obligation based on the relative stand-alone selling prices of the goods or services promised in the contract.

Revenue is recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The control of the promised goods or services may be transferred over time or at a point in time. The control over the goods or services is transferred over time and revenue is recognised over time if:

•        the customer simultaneously receives and consumes the benefits provided by our performance as we perform; or

•        Our performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

•        Our performance does not create an asset with an alternative use and we have an enforceable right to payment for performance completed to date.

Revenue for performance obligation that is not satisfied over time is recognised at the point in time at which the customer obtains control of the promised goods or services.

Revenue is measured at the fair value of the consideration received or receivable, net of returns, applicable taxes, cash, and trade discounts.

Determination of lease term

Delta as lessee

We assess whether a contract is, or contains, a lease, at inception of the contract. We recognise a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, we recognise the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, we use our incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of Delta as a whole and the lease does not benefit from a guarantee from Delta.

Lease payments included in the measurement of the lease liability comprise:

•        Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

•        Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

•        The amount expected to be payable by the lessee under residual value guarantees

•        The exercise price of purchase options if the lessee is reasonably certain to exercise the options

•        Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Delta as lessor

We enter into lease agreements as a lessor from time-to-time with respect to ocean transportation capacity beyond which we need at that time to service our customer requirements.

Leases for which we are a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When we are an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

Amounts due from lessees under finance leases are recognised as receivables at the amount of our net investment in the lease. Finance lease income is allocated to accounting periods to reflect a constant periodic rate of return on our net investment outstanding in respect of the lease.

We do not have any finance leases as of December 31, 2023.

Subsequent to initial recognition, we regularly review the estimated unguaranteed residual value and applies the impairment requirements of IFRS 9, recognising an allowance for expected credit losses on the lease receivables.

Finance lease income is calculated with reference to the gross carrying amount of the lease receivables, except for credit-impaired financial assets for which interest income is calculated with reference to their amortised cost (i.e., after a deduction of the loss allowance).

When a contract includes both lease and non-lease components, we apply IFRS 15 to allocate the consideration under the contract to each component.

Impairment of financial assets

We recognise a loss allowance for expected credit losses (“ECL”) on financial assets that are measured at amortised cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

We apply the simplified approach to measure the impairment of trade receivables and contract assets at lifetime ECL. The ECL are estimated based on our historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the end of the reporting period, including time value of money where appropriate.

To measure the ECL, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables. We have therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

For other financial assets such as other receivables and amount owing from related companies, we recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, we measure the impairment losses for that financial instrument at an amount equal to 12-month ECL.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, we consider reasonable and supportable information that is relevant and available without due cost or effort. This includes both quantitative and qualitative information and analysis, based on our historical experience and informed credit assessment and includes forward-looking information.

At the end of each reporting period, we asses whether the financial assets carried at amortised cost are credit impaired. A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, such as debtor who have defaulted on payment, or are in significant financial difficulties, or it is becoming probable that the borrower will enter bankruptcy. These assets are written off when there is no reasonable expectation of recovery, with case-by-case assessment performed based on indicators such as insolvency or demise. Subsequent recoveries of amounts previously written off are recognised in profit or loss as bad debts recovered.

Deposits and bank balances are placed with reputable financial institution with high credit ratings and no history of default. Hence, we do not expect any losses from default or non-performance by the counterparties.

Quantitative and qualitative disclosures about market risk

We are exposed through our operations to credit, interest rate, foreign exchange, liquidity, and market price risks. Management has established risk management policies to monitor and manage these risks.

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligation. We are mainly exposed to credit risk from cash and cash equivalents and trade and other receivables. Management monitors the credit ratings of counterparties regularly and at the reporting date and does not expect any losses from non-performance by its counterparties. For all financial assets to which the impairment requirements have not been applied, the carrying amount represents the maximum exposure to credit loss.

We are exposed to interest rate risk from short-term borrowings at variable rates. Foreign exchange risks arises when individual subsidiaries enter transactions denominated in a currency other than their functional currency. Our policy is, where possible to allow individual subsidiaries to settle liabilities denominated in their functional currency with the cash generated from their own operations in that currency. Where group entities have liabilities denominated in a currency other than their functional currency, cash already denominated in that currency will, where possible, be transferred from elsewhere within Delta. We are predominantly exposed to currency risk on purchases made from major suppliers based in Indian rupee (“INR”) and Danish kroner (“DKK”).

Market price risk arises from fluctuation in lease rates and marine fuel prices. We may enter derivative contracts to mitigate these risks. We have historically utilized two derivatives to mitigate these risks: freight forward agreements (“FFAs”) and oil price futures and swaps. Under FFA, we agree with our counterparties to exchange a fixed price and an average of the closing price on the Baltic Exchange at settlement. With oil price futures and swaps, we agree to exchange the difference between a fixed price and the average floating rate on underlying oil assets on respective exchanges.

For a further discussion of our exposure to market risk, including foreign currency risk and interest rate risk, and our periodic fair value measurements, see note 28 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

RELATED PARTY TRANSACTIONS OF DELTA

Kaizen — Equinox Loan

During 2019, Delta entered into a financing agreement, dated November 15, 2019, with Kaizen Capital Investments SPC (“Kaizen”), a company incorporated under the laws of Cayman Islands (formerly known as YNI-fin Capital Investments SPC), to obtain a short-term loan facility amounting to $20 million. A former director of a subsidiary of Delta was at that time also a director of Kaizen. The purpose of facility was to finance the working capital requirements of Delta.

This facility’s terms provided that the loan was repayable after 12 months from date of first drawdown. The loan carries interest rate of LIBOR + 6.5% with interest payable every six months. The loan was secured against pledge of the shares of shareholders.

Beginning March 1, 2021, the loan amounting to $17,796,868 was assigned by Kaizen to Equinox Investment Fund (“Equinox”), an exempted company incorporated in Cayman Islands, and which was not a related party to Delta. The security and terms of repayment remain the same after assignment. The facility and loan were repaid in full in the first quarter of 2022.

Delta Corp Cayman/Core Maritime Commodities FZ-LLC

Prior to July 2024, Core Maritime Commodities FZ-LLZ, a company organized in the United Arab Emirates, or UAE (“CMC”) owned 100% of the shares in Delta. During July 2024, 100% of the shares in Delta were obtained by DCC (a company organized in the Cayman Islands) through a share exchange. Both CMC and DCC are owned entirely beneficially by Mr. Mudit Paliwal, our CEO and founder, and his wife. Delta’s main and controlling shareholder is DCC or its beneficial owner, Mr. Paliwal. On July 1, 2021, CMC entered into a business combination whereby Delta Corp Europe APS, Delta Corp Shipping Pte. Ltd., Deltabulk Shipping India Pvt. Ltd., Delta Carriers ME DMCC and Delta Bulk Shipping DMCC were acquired by CMC from Delta’s predecessor, Delta Corp Holdings Limited, Dubai, UAE, and then these companies were transferred to Delta. The consideration paid to CMC in that transaction was $33,476 in 2021.

In connection with its services to Delta, CMC was paid by Delta in 2021 a consulting fee of $996,000. These fees are not included in the aggregate compensation for directors and other executive officers of Delta. See “Information about Delta — Compensation of Directors and Other Executive Officers.”

In connection with its services to Delta, CMC was paid by Delta in 2022 a consulting fee of $985,000. These fees are not included in the aggregate compensation for directors and other executive officers of Delta. See “Information about Delta — Compensation of Directors and Other Executive Officers.”

In connection with its services to Delta, CMC was paid by Delta in 2023 a consulting fee of $500,000. These fees are not included in the aggregate compensation for directors and other executive officers of Delta. See “Information about Delta — Compensation of Directors and Other Executive Officers.” As discussed above, in July 2024, the shareholders of CMC, a company organized in the UAE, exchanged their shares in Delta with a DCC, a company which these shareholders formed in the Cayman Islands.

Entities with a common director

On December 9, 2022, the Group acquired Oleo Energy DMCC, a company incorporated in Dubai, United Arab Emirates as a Free Zone Company and primarily engaged in the supply of marine fuels (the “Oleo Acquisition”). This entity now operates under the tradename “Oleo Energy” as part of the Group’s Energy Logistics segment. For more information, see “Information about Delta — Overview,” “Summary — The Parties” and “Delta Management’s Discussion & Analysis of Financial Condition and Results of Operations — Overview.”

Prior to the Oleo Acquisition, Oleo Energy DMCC, acting as an intermediary, had a trade advance outstanding to a third party unrelated to Delta, named Oleo Energy Fuel Supply Services LLC, in which an employee of Oleo Energy DMCC prior to such acquisition served as a director. That person following the Oleo Acquisition became an employee of Delta, although has continued to serve as a director of such third party following the acquisition. The outstanding amount of such trade advance owed by the third party on the date of acquisition of December 9, 2022 was approximately $1,304,357. As of December 31, 2023 the third party has repaid to Oleo Energy DMCC $1,263,623 of such amount.

Also prior to the Oleo Acquisition, Oleo Energy DMCC had taken a loan from a third party unrelated to Delta, named Oleo Energy Trading, Ptd., Ltd. (“Oleo Trading”). That same person, at the time of the Oleo Acquisition was a director of Oleo Trading and still serves as a director of such third party following the acquisition. The outstanding amount of such loan at the date of the Oleo Acquisition was approximately $2,600,464, and as of December 31, 2023 Oleo Energy DMCC repaid $1,125,227 of the outstanding amount. Oleo Energy DMCC also rendered management services to Oleo Trading for which it received $450,000 during the year ending December 31, 2023.

INFORMATION WITH RESPECT TO KAIVAL

In this discussion of Information With Respect To Kaival, the terms “we,” “us,” and “the Company” refer to Kaival. You should read the following discussion and analysis together with Kaival’s financial statements and related notes included elsewhere in this proxy statement. This discussion includes forward-looking statements which, although based on assumptions that Kaival considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read “Forward-Looking Statements” and “Additional Risks Related to Kaival and/or Pubco.”

General Overview

Overview

We are engaged in the sale, marketing and distribution of electronic nicotine delivery system (“ENDS”) products, also known as “e-cigarettes”, in a variety of favors. Our primary product is the Bidi® Stick as well as other products manufactured by our affiliate Bidi Vapor LLC (“Bidi”). We hold the exclusive worldwide right to market and distribute the Bidi® Stick and certain other products manufactured by Bidi. Our current revenue generating activities are focused on driving sales growth of the BIDI® Stick, primarily through wholesale and traditional retail channels, including convenience stores. Along with our affiliate Bidi, which bears the bulk of the responsibility for U.S. Food and Drug Administration (“FDA”) and other regulatory matters relating to its products, we are committed to steadfast compliance with established FDA requirements regarding the use of our products.

At the same time, as the FDA regulatory landscape and PMTA-related enforcement continues to evolve, we have faced challenges and industry-wide headwinds, which we are continuing to navigate by pursuing new revenue opportunities by diversifying our platform through the distribution, development, and subsequent scaling of other nicotine and non-nicotine products. An important goal for our company is to leverage our existing presence with our sales channels to establish an efficient platform from which to create shareholder value by developing and growing current and potentially new business lines, revenues and, ultimately, positive cash flows and profitability.

Business Strategy

In addition to our focus on driving revenue through distribution of the BIDI® Stick, we intend to build our revenue by executing key internal strategic initiatives. Accomplishing these financial goals will depend on a number of factors including our ability to execute these strategies. Representative key initiatives include:

•        Maximizing the core business;

•        Continuing the growth and management of strategic alliances with market leaders within dense, established e-cigarette markets;

•        Development of internal national account sales team to drive new revenue opportunities and manage key strategic third-party vendor and broker alliances to maximize targeted market penetration;

•        Search for high-caliber, experienced talent that create impact and add value to our organization quickly;

•        Effective financial management and capital planning:

•        Establishing an efficient, scalable organizational infrastructure to support our expected growth and diversification;

•        Improving overall business processes to deliver greater value to our customers;

•        Data-driven product innovation and strategic expansion:

•        Investing in our core organizational capabilities to provide diversified, revenue generative opportunities both through our existing distribution network and beyond;

•        Further development of internal data processes to drive growth and diversification efforts;

•        Pursuing third-party licensing opportunities through our vaporization and inhalation-related intellectual property portfolio which we acquired from GoFire Inc. in May 2023;

•        During 2024 and beyond, we plan on exploring strategic acquisition and collaboration arrangements that generate revenue, positive cash flows and profitable operations in order to expand the scale of our company by capitalizing on our traditional retail outlet other other distribution relationships.

We will continue to align ourselves with progressive, proven, performance-based partners, which may include the development and expansion of key financial services relationships as we seek to diversify through data-driven decisions.

Description of Business Segments & Key Agreements

Bidi Vapor, LLC Distribution Agreement

On March 9, 2020, we entered into an exclusive distribution agreement (the “Distribution Agreement”) with our affiliate Bidi, which Distribution Agreement was amended and restated on May 21, 2020, April 20, 2021, on June 10, 2022, and on November 17, 2022 (collectively, the “A&R Distribution Agreement”). Pursuant to the A&R Distribution Agreement, Bidi granted us an exclusive worldwide right to distribute Bidi’s ENDS (as more particularly set forth in the A&R Distribution Agreement) for sale and resale to both retail level customers and non-retail level customers. Currently, the products consist solely of the “BIDI® Stick,” Bidi’s disposable, tamper resistant ENDS product made with medical-grade components, a UL-certified battery and technology designed to deliver a consistent vaping experience for adult smokers 21 and over. We presently distribute products to wholesalers and retailers of ENDS products, having ceased all direct-to-consumer sales in February 2021. KDMM Trust I, the trustee of which is the widow of Kaival’s former Chief Executive Officer and director, Nirajkumar Patel, the largest shareholder of Kaival, owns all of the voting equity of Bidi.

BIDI® Stick comes in a variety of flavor options for adult cigarette smokers. We do not manufacture any of the products we resell. The BIDI® Stick is manufactured by Bidi. Pursuant to the terms of the A&R Distribution Agreement, Bidi provides us with all branding, logos, and marketing materials to use with our commercial partners in connection with our marketing and promotion of Bidi products.

The A&R Distribution Agreement extends the previous one-year, annual renewable term to an initial term of ten years, which automatically renews for another ten-year term if we satisfy certain minimum purchase thresholds. The A&R Distribution Agreement also provides us with a right of first refusal in the event Bidi receives an offer that would constitute a “change of control transaction,” as well as a right of first refusal to act as the exclusive distributor of any and all future products of Bidi that arise out of or related to ENDS and components related to ENDS, or arise out of or related to the tobacco-derived nicotine industry.

In connection with the A&R Distribution Agreement, we entered into non-exclusive sub-distribution agreements, some of which were subsequently amended and restated by the parties in order to clarify certain provisions (all such sub-distribution agreements, as amended and restated, are collectively referred to as the “Sub-Distribution Agreements”), whereby we appointed the counterparties as non-exclusive sub-distributors. Pursuant to the Sub-Distribution Agreements, the sub-distributors agreed to purchase for resale products in such quantities as they should need to properly service non-retail customers within the continental United States (the “Territory”).

We process all sales made to non-retail customers, with all sales to non-retail customers made through Bidi’s age-restricted website, www.wholesale.bidivapor.com. We ceased all direct-to-consumer sales in February 2021 in order to better ensure youth access prevention and to comply with the Prevent All Cigarette Trafficking Act (known as the PACT Act). We provide all customer service and support at our own expense. We set the minimum prices for all sales made by us. We maintain adequate inventory levels of products in order to meet the demands of our non-retail customers and deliver products sold to these customers.

Kaival Labs, Inc. & Kaival Brands International, LLC.

On August 31, 2020, we formed Kaival Labs, Inc., a Delaware corporation (herein referred to as “Kaival Labs”), as a wholly owned subsidiary for the purpose of developing our own branded and white-label products and services, of which none has commenced as of the date of this Report. We have not yet launched any Kaival-branded products, nor has it begun to provide white label wholesale solutions for other product manufacturers.

We have, and may continue to, utilize Kaival Labs to acquire or license complimentary businesses or assets. On May 30, 2023, through Kaival Labs, we acquired certain vaporization and inhalation-related intellectual property from GoFire, Inc. (“GoFire”) in exchange for equity securities for our company and contingent cash consideration. The goal of this acquisition is to diversify our product offerings and create near and longer-term revenue opportunities in the form of potential licenses for the acquired technology and our development of new products based on the purchased assets. In the near term, we expect to seek third-party licensing opportunities in the cannabis, hemp/CBD, nicotine and nutraceutical markets. Longer term, we believe we can utilize the purchased assets to create innovative and market-disruptive products, including patent protected vaporizer devices and related hardware and software applications. No assurances can be given, however, that the GoFire assets will generate revenue for us in the future or otherwise create the value for our company that we anticipate.

On March 11, 2022, we formed Kaival Brands International, LLC, a Delaware limited liability company (herein referred to as “KBI”), as a wholly owned subsidiary for the purpose of entering into an international licensing agreement with Philip Morris Products S.A. (“PMPSA”), a wholly owned affiliate of Philip Morris International Inc. (“PMI”), as described further below.

FDA PMTA and MDO Determinations, Related Court Actions and the Impact on Our Business

On June 11, 2024, RAI Strategic Holdings, Inc., R.J. Reynolds Vapor Company, R.J. Reynolds Tobacco Company, and RAI Services Company (collectively, the “RJ Reynolds Entities”) filed a patent infringement complaint with the International Trade Commission (the “ITC”) against Bidi, the Company, and forty (40) other respondents (the “ITC Complaint”) pursuant to Section 337 of the Tariff Act of 1930, as amended. Specifically, the ITC Complaint alleges that one or more components or elements of the Bidi Stick infringe U.S. Patent No. 11,925,202, which is owned by one of the RJ Reynolds Entities. The ITC Complaint requests the ITC grant: (a) temporary and permanent limited exclusion orders pursuant to Section 337(e) of the Tariff Act of 1930, as amended, which would prohibit the importation of the Bidi Stick in the United States; and (b) issue temporary and permanent cease and desist orders pursuant to 337(f) of the Tariff Act of 1930, as amended, which would prohibit the sale and distribution of the Bidi Stick in the United States. On July 17, 2024, the Company was dismissed from the ITC proceeding and is no longer a defendant in the ITC proceeding. No damages are recoverable in the proceedings before the ITC. If Bidi is prohibited from importing the Bidi Stick, then the Company’s business, operations, financial results, and reputation would be significantly adversely impacted.

Non-Tobacco Flavored BIDI® Sticks

In September 2021, in connection with the Bidi’s Premarket Tobacco Product Application (“PMTA”) process for BIDI® Stick, the U.S. Food and Drug Administration (“FDA”) effectively “banned” non-tobacco flavored ENDS by denying nearly all then-pending PMTAs for such products (including Bidi’s). Following the issuance by the FDA of a related Marketing Denial Order (“MDO”) regarding these ENDS products, manufacturers were required to stop selling non-tobacco flavored ENDS products. Bidi, along with nearly every other company in the ENDS industry, received a MDO for its non-tobacco flavored ENDS products. With respect to Bidi, the MDO covered all non-tobacco flavored BIDI® Sticks, including its Arctic (menthol) BIDI® Stick. As a result, beginning in September 2021, Bidi pursued multiple avenues to challenge the MDO. First, on September 21, 2021, separate from the judicial appeal of the MDO in its entirety, Bidi filed a 21 C.F.R. §10.75 internal FDA supervisory review request specifically of the decision to include the Arctic (menthol) BIDI® Stick in the MDO. In May 2022, the FDA issued a determination that it views the Arctic BIDI® Stick as a non-tobacco flavored ENDS product, and not strictly a menthol flavored product.

On September 29, 2021, Bidi petitioned the U.S. Court of Appeals for the Eleventh Circuit (or the 11th Circuit) to review the FDA’s denial of the PMTAs for its non-tobacco flavored BIDI® Stick ENDS (including the Arctic BIDI® Stick), arguing that it was arbitrary and capricious under the Administrative Procedure Act (or the APA), as well as ultra vires, for the FDA not to conduct any scientific review of Bidi’s comprehensive applications, as required by the Tobacco Control Act (or the TCA), to determine whether the BIDI® Sticks are “appropriate for the protection of the public health”. Bidi further argued that the FDA violated due process and the APA by failing to provide fair notice of the FDA’s new requirement for ENDS companies to conduct long-term comparative smoking cessation studies for their non-tobacco flavored products compared to tobacco-flavored ENDS products, and that the FDA should have gone through the notice and comment rulemaking process for this requirement.

On August 23, 2022, the 11th Circuit set aside (i.e., vacated) the MDO issued to the non-tobacco flavored BIDI® Sticks and remanded Bidi’s PMTA back to the FDA for further review. Specifically, the 11th Circuit held that the MDO was “arbitrary and capricious” in violation of the APA because the FDA failed to consider the relevant evidence before it, specifically Bidi’s aggressive and comprehensive marketing and sales-access-restrictions plans designed to prevent youth appeal and access.

The 11th Circuit’s opinion further indicated that the FDA did not properly review the data and evidence that it has long made clear are critical to the “appropriate for the protection of the public health” standard for PMTAs set forth in the Tobacco Control Act including, in Bidi’s case, “product information, scientific safety testing, literature reviews, consumer insight surveys, and details about our company’s youth access prevention measures, distribution channels, and adult-focused marketing practices,” which “target only existing adult vapor product users, including current adult smokers,” as well as our retailer monitoring program and state-of-the-art anti-counterfeit authentication system. Because a MDO must be based on a consideration of the relevant factors, such as the marketing and sales-access-restrictions plans, the denial order was deemed arbitrary and capricious, and vacated by the FDA.

The FDA did not appeal to the 11th Circuit’s decision. The FDA had until October 7, 2022 (45 days from the August 23, 2022 decision) to either request a panel rehearing or a rehearing “en banc” (a review by the entire 11th Circuit, not just the 3-judge panel that issued the decision), and until November 21, 2022 (90 days after the decision) to seek review of the decision by the U.S. Supreme Court. No request for a rehearing was filed, and no petition for a writ of certiorari was made to the Supreme Court.

In light of the 11th Circuit decision, we have had the continued ability to market and sell the non-tobacco flavored BIDI® Sticks, subject to the FDA’s enforcement discretion, for the duration of the PMTA scientific review. The FDA has indicated that it is prioritizing enforcement of unauthorized ENDS against companies (1) that never submitted PMTAs, (2) whose PMTAs have been refused acceptance or filing by the FDA, (3) whose PMTAs remain subject to MDOs, and (4) that are continuing to market unauthorized synthetic nicotine products after the July 13, 2022 cutoff. As none of these scenarios apply to Bidi, we believe the current risk of FDA enforcement is low.

Since the PMTA was remanded, Bidi has continued to update its application with the results of new studies, including a nationwide population prevalence study on the BIDI® Stick that is currently undergoing peer review for publication.

Classic BIDI® Stick

Separately, on or about May 13, 2022, FDA placed the tobacco-flavored Classic BIDI® Stick into the final Phase III scientific review, and in September 2022 completed a remote regulatory assessment of Bidi and its contract manufacturer in China, SMISS Technology Co. LTD, in relation to the pending PMTA for the Classic BIDI® Stick. In March 2023, Bidi received a deficiency letter with respect to the tobacco-flavored Classic BIDI® Stick PMTA, to which the company submitted in June 2023. Subsequently, on January 22, 2024, Bidi received a MDO regarding the Classic BIDI® Stick. The MDO identified three highly technical deficiencies related to certain analytical testing and Bidi’s pharmacokinetic (PK) study. On January 26, 2024, Bidi petitioned the 11th Circuit to review the MDO for the Classic BIDI® Stick, arguing that the denial is arbitrary and capricious under the APA, an abuse of discretion, or otherwise not in accordance with the law, as well as contrary to constitutional right and in excess of statutory authority. On February 2, 2024, Bidi filed a Time Sensitive Motion for a Stay Pending Review, which the court denied on February 18, 2024. The case is now proceeding on the merits, with Bidi’s opening merits brief filed on April 15, 2024. FDA filed its response brief on June 7, 2024, and Bidi filed its reply brief on July 29, 2024. The 11th Circuit will next schedule an oral argument for later this year. Unless the MDO ultimately remanded by the 11th Circuit, the Classic BIDI® Stick is considered an adulterated tobacco product the continued marketing and distribution of which is prohibited.

Other Potential Product Offerings & Opportunities

In May 2023 we acquired 19 existing and 47 pending patents with novel technologies related to vaporization and inhalation technologies from GoFire. The GoFire patent portfolio includes novel technologies across extrusion dose control, product preservation, tracking and tracing usage, multiple modalities (i.e., different methods of vaporizing) and child safety. The patents and patent applications cover territories including the United States, Australia, Canada, China, the EPO (European Patent Organization), Israel, Japan, Mexico, New Zealand and South Korea. The portfolio also includes a proprietary mobile device software application that is used in conjunction with certain patents in the portfolio.

In the near term, we expect to seek third-party licensing opportunities in the cannabis, hemp/CBD, nicotine, nutraceutical and pharmaceutical markets, as a means of monetizing our patents. Longer term, we believe we can utilize the acquired patents to create innovative and market-disruptive products for its growing base of adult consumers, including patent protected vaporizer devices and related hardware and software applications.

As described above, we hope to generate revenue from this acquired intellectual property via licensing and product development activities. However, there can be no assurance that we will be able to implement this strategy.

Marketing Strategy

Currently, we market and place our ENDS products into national distribution channels through long-standing industry relationships in accordance with the A&R Distribution Agreement and with the assistance of QuikfillRx. We process all sales made to non-retail customers. This Agreement was terminated in February 2024. The Company has been performing the sales and marketing activities in-house.

Our long-term marketing strategy remains based on FDA compliance and our commitment to preventing underage access to our ENDS products. As such, we steer away from social media marketing and, instead, are more focused on ground-level marketing and advertising within authorized retailer locations (i.e., advertisement on retail partners’ back-bar tobacco products area). Part of this ground-level marketing effort focuses on supporting our authorized partner stores and distributors in spreading brand awareness of our ENDS products to their adult (21 years of age and older) consumer base by providing in-store marketing materials.

Retail stores also have access to online informative videos about the Bidi story, which can be used to educate and assist in training all of their staff members about the core values of Bidi. From a recycling initiative to the commitment to preventing underage ENDS use, and stand against the illicit market of ENDS products, we believe that together with Bidi, we are taking the necessary steps to ensure that our partners are aligned with our community goals.

We also attend trade shows at established expos throughout the United States and we have a dedicated sales and marketing team that focuses on these efforts and more.

Philip Morris Deed of Licensing Agreement

On June 13, 2022, KBI entered into the PMI License Agreement with PMPSA, effective as of May 13, 2022 (the “PMI Commencement Date”). Pursuant to the PMI License Agreement, KBI granted PMPSA an exclusive irrevocable license to use its technology, documentation, and intellectual property to make, distribute, and sell disposable nicotine e-cigarette products based on the intellectual property in certain international markets set forth in the PMI License Agreement (or the PMI Markets). We have the exclusive international distribution rights to products and, in order to allow KBI to fulfill its obligations set forth in the PMI License Agreement, has contributed the international distribution rights for the PMI Markets to KBI as set forth in a Capital Contribution Agreement, dated June 10, 2022. The sublicense granted to PMPSA is exclusive in the PMI Markets and neither KBI nor any of its affiliates can sell, promote, use, or distribute any competing products in the PMI Markets for the duration of the term of the PMI License Agreement and any Sell-Out Period (as defined in the PMI License Agreement). PMSPA will be responsible for any regulatory filings necessary to sell products in the PMI Markets. Both KBI and PMPSA agree to work together in the registration and maintenance of the Intellectual Property, but KBI will bear all costs and expenses to implement the registration strategy. Finally, PMPSA has agreed to potential future development services with KBI in the PMI Markets and has been granted certain rights with respect to potential future products.

The initial term of the PMI License Agreement is five (5) years and automatically renews for an additional five-year period unless PMPSA has failed to meet the agreed upon minimum key performance indicators set forth in the PMI License Agreement, in which case the PMI License Agreement will automatically terminate at the end of the initial license term.

In consideration for the grant of the licensed rights, PMPSA agreed to pay to KBI a royalty payment for the sale of each unit of product manufactured and sold. In addition, before the launch of the first product in a market and each anniversary of such launch, PMPSA agrees to pre-pay to KBI a guaranteed minimum royalty, equal to a percentage of the estimated royalties payable by PMPSA to KBI in relation to all markets in the twelve (12)-month period following the first launch or each successive anniversary of the first launch, subject to an aggregate maximum guaranteed royalty payment for all markets for each applicable twelve (12)-month period. PMPSA may require modification of certain products to be sold under the PMI Licensing Agreement to be modified for a PMI Market. Pursuant to the PMI Licensing Agreement, PMPSA has absolute discretion over sales, marketing, product branding and packaging pertaining to sales in the PMI Markets, as well as the right to select the specific PMI Markets in which to launch commercialization and determine what product types are to be promoted in each market, subject to sales and marketing plans and annual business plans set by PMPSA and certain expansion criteria agreed between PMPSA and KBI.

The PMI License Agreement contains customary representations, warranties, covenants, and indemnification provisions; however, KBI’s liability under the PMI License Agreement is capped at the greater of: (i) Ten Million Dollars ($10,000,000); or (ii) an amount equal to the total of the royalties due to KBI (but not yet paid) plus the royalties (including the guaranteed royalty payment) paid to KBI pursuant to the PMI License Agreement during the immediately preceding twelve (12) consecutive months, provided that such amount shall not exceed Thirty Million Dollars ($30,000,000). These royalties may be initially offset on a limited basis by jointly agreed upon costs such as development costs incurred for entry to specific international markets.

On August 12, 2023, we executed and entered into a Deed of Amendment No. 1 (the “PMI License Amendment”) with PMPSA, Bidi and KBI. Pursuant to the PMI License Amendment (which has an effective date of June 30, 2023), the following material changes have been made to the PMI License Agreement:

(i)     Royalty Rate.    The royalty paid by PMPSA to KBI will no longer be based on sales price of the product being sold, but rather on the volume of liquid contained within product being sold. The royalty will be on a sliding scale of between $0.08 to $0.16 per sale based on the volume of liquid contained in the product, increasing to between $0.10 to $0.20 per sale upon meeting certain sales milestones. For purposes of determining aggregate sales threshold, all sales undertaken since commencement of the PMI Licensing Agreement will be counted.

(ii)    Elimination of Certain Potential Royalty Adjustments.    Certain potential adjustments to the royalties receivable by KBI as provided for in the PMI License Agreement have been eliminated.

(iii)   Guaranteed Royalty.    The guaranteed royalty payment owed to KBI under the PMI License Agreement has been eliminated. Instead, royalties will be paid on a quarterly basis going forward based on actual sales. Any unpaid guaranteed royalty has been cancelled.

(iv)    Insurance Tail Requirements.    KBI’s requirement to keep certain tail insurance after the expiration or termination of the PMI Licensing Agreement was reduced from 6 years to 2 years.

(v)    Markets.    The identification of the PMI Markets that PMI may enter has been expanded to cover certain additional territories.

(vi)   Net Reconciliation Payment to KBI.    As a result of the changes to the PMI License Agreement described in paragraphs (i) thought (iii) above, the value of such changes was calculated and reconciled as of the date of commencement of the PMI Licensing Agreement through June 30, 2023. On September 8, 2023, the Company received the Net Reconciliation Payment from PMPSA of $134,981 pursuant to this provision. The KBI License Agreement provides that KBI shall pay Bidi license fees equivalent to 50% of the adjusted earned royalty payments, after any offsets due to jointly agreed costs such development costs incurred for entry to specific international markets. In March 2023, PMPSA announced the launch of a product (now called VEEV NOW) under the PMI License Agreement.

In connection with the PMI License Agreement, we, Bidi, and PMPSA also entered into a deed of letter to require specific performance of the duties and obligations set forth in the PMI License Agreement if KBI is unable or fails to sublicense the intellectual property to PMPSA pursuant to the PMI License Agreement and/or is unable or fails to perform certain of its obligations or grant the rights pursuant to the PMI License Agreement. In addition, we, Bidi, and PMPSA entered into a guarantee, whereby we and Bidi guarantee to PMPSA up to 50% of all of KBI’s monetary obligations set forth in the PMI License Agreement if KBI fails to perform or discharge certain of its obligations in the PMI License Agreement.

In November 2023, KBI, Bidi and PMPSA agreed to initiate a pilot project, pursuant to which PMPSA would manufacture up to an agreed upon number of Bidi Sticks with PMI’s own e-liquid for commercialization in Canada. Based on the results of the pilot, we and PMPSA may consider appropriate changes or amendments to the PMI License Agreement to accommodate the manufacturing and sales of Bidi Sticks containing PMI e-liquids in Canada. As of the date of this Report, we do not believe this pilot program is, overall, material to our business or results of operations.

KBI License Agreements

On June 10, 2022, Bidi entered into a License Agreement (the “License Agreement:) with KBI, pursuant to which KBI has the exclusive irrevocable license to use Bidi’s licensed intellectual property to the extent necessary for KBI to fulfill its obligations set forth in the PMI License Agreement. Such irrevocable license includes: (i) the right of KBI to grant sub-licenses to PMPSA under the PMI License Agreement for the express purposes set forth in the PMI License Agreement, but for no other purpose; (ii) the right of KBI to grant to PMPSA the right to grant sub-sub-licenses in the manner set forth in the PMI License Agreement, but for no other purpose; and (iii) certain branding rights to the extent (but only to the extent) necessary to permit KBI to perform its obligations to PMPSA as set forth in the PMI License Agreement.

Pursuant to the License Agreement, if at any time, KBI receives any license of PMPSA intellectual property from PMPSA or any of its affiliates in the manner contemplated by the PMI License Agreement, KBI will grant Bidi an irrevocable sub-license of all right, title, and interest of KBI in and to that PMPSA intellectual property. In addition, Bidi and KBI agree that any amount payable and all net royalties payable to KBI under the PMI License Agreement will be apportioned equally between Bidi and KBI in a manner such that each will ultimately receive fifty percent (50%) thereof.

The License Agreement contains customary representations, warranties, covenants, and indemnification provisions.

Concentrations

Concentration of Purchases and Other Receivable - Related Party:

For the year ended October 31, 2023, 100% of the inventories of Products, consisting solely of the BIDI® Stick, were purchased from Bidi, a related party company that is owned by KDMM Trust I, the trustee of which is the widow of Kaival’s former Chief Executive Officer and director, Nirajkumar Patel, the largest shareholder of Kaival, in the amount of approximately $12.8 million, as compared to $1.5 million for the year ended October 31, 2022.

On October 31, 2023, a credit of $2,954,470 was applied from the related-party receivable balance to the related party accounts payable balance. After this was applied, we had no related party receivable balance. As of October 31, 2023, the related party accounts payable balance was $1,521,491. In fiscal year 2023, such inventories accounted for 100% of the total related party accounts payable. There was no related party accounts payable balance as of October 31, 2022.

Concentration of Revenues and Accounts Receivable:

For the year ended October 31, 2023, a substantial portion of our revenues from the sale of Products, solely consisting of the BIDI® Stick, were derived from the following customers: (i) GPM Investments generated approximately 15%, (ii) H.T. Hackney Co generated approximately 14%, (iii) FAVS Business, LLC generated approximately 14%, (iv) C Store Master generated approximately 13%, and (v) QuikTrip Corporation generated approximately 11%.

For the year ended October 31, 2022, a substantial portion of our revenues from the sale of Products, solely consisting of the BIDI® Stick were derived from the following customers: (i) Favs Business, LLC (“Favs Business”) generated approximately 31%, (ii) H.T. Hackney Co. generated approximately 15%, and (iii) GPM generated approximately 12%. In addition, FAVS Business LLC, C Store Master, and QuikTrip Corporation accounted for approximately 35%, 35%, and 19% of the total accounts receivable from customers, respectively, as of October 31, 2023. Favs Business and QuikTrip Corporation accounted for approximately 65% and 15% of the total accounts receivable from customers, respectively, as of October 31, 2022.

Environment and Government Regulation Related to our Operations

Because we are only a wholesale distributor of products, namely the BIDI® Stick, we are only subject to Federal, state, and international laws pertaining to a distributor, not a manufacturer, of ENDS products.

Our business is dependent entirely on the resale of products provided by Bidi; thus, there is a significant risk that our business could be materially adversely affected if Bidi, as the manufacturer, does not properly abide by any Federal, state, or international laws that regulate ENDS products. Any lapse in production or availability of products from Bidi would hamper our ability to operate as we would be limited in our ability to supply our customers if our inventory ran low or ceased to exist entirely.

As a manufacturer of ENDS products, Bidi is responsible for abiding by and following various rules and regulations pertaining to the manufacturing of the ENDS products we sell and any lapse in abiding by any pertinent rules and regulations may negatively impact our ability to operate. As a distributor, we are also subject to various rules and regulations. Some of the below may not directly apply to us at this time due to the nature of our present operations. These rules and regulations include, but are not limited to, the following:

FDA and Related Regulations Relating to ENDS Products

Effective August 8, 2016, the FDA’s regulatory authority under The Family Smoking Prevention and Tobacco Control Act was extended to all remaining tobacco products, including: (i) certain “new generation” products (such as electronic cigarettes, vaporizers, and e-liquids) and their components or parts (such as tanks, coils, and batteries); (ii) cigars and their components or parts (such as cigar tobacco); (iii) pipe tobacco; (iv) hookah products; or (v) any other tobacco product “newly deemed” by the FDA (the “Deeming Rule”). The Deeming Rule applies to all products made or derived from tobacco intended for human consumption but excluding accessories of tobacco products (such as lighters). Furthermore, starting in April 2022, FDA was also granted authority to regulate products containing synthetic (non-tobacco) nicotine as tobacco products. Specifically, the Consolidated Appropriations Act of 2022 amended the definition of a “tobacco product” in the Food, Drug and Cosmetic Act and gave the FDA authority to regulate products containing nicotine from any source, including synthetic nicotine.

The Deeming Rule requires (i) United States manufactured products be registered with the FDA and that products include ingredient listings; (ii) newly deemed products be marketed only after FDA review and authorization, subject to FDA’s compliance enforcement policy; (iii) products only make direct and implied claims of reduced risk if the FDA authorizes after finding that scientific evidence supports the claim and that marketing the product will benefit public health as a whole; (iv) sellers of such products refrain from distributing free samples; (v) sellers of such products implement minimum age and identification restrictions to prevent sales to individuals under age 18 (later extended to 21); (vi) packaging of and advertisements for products include prescribed health warnings; and (vii) sellers refrain from selling Bidi products in vending machines, unless the machine is located in a facility that never admits youth. We, along with Bidi, must comply with these regulations. Any lapse in compliance by us, or Bidi, could hamper our ability to operate, which would adversely affect the results of operations.

Newly deemed tobacco products are also subject to the other requirements of the Tobacco Control Act, such as Bidi products cannot be adulterated or misbranded. The FDA could in the future promulgate good manufacturing practice regulations for these and our other products, which could have a material adverse impact on Bidi’s ability to, and the cost to, manufacture our products, which would adversely affect our financial condition and results of operations.

Failure to comply with the Tobacco Control Act and or with any FDA regulatory requirements could result in litigation, criminal convictions or significant financial penalties and could impair our ability to market and sell our electronic and vaporizer products. At present, we are unable to predict whether the Tobacco Control Act will impact our products to a greater degree than competitors in the industry, thus affecting our competitive position.

As part of the “Consolidated Appropriations Act, 2021,” signed into law on December 27, 2020, Congress amended the PACT Act to apply to ENDS, which includes the BIDI® Stick. The PACT Act regulates the sale, transfer, or shipment of cigarettes, roll-your-own tobacco, smokeless tobacco, and now ENDS, for both business-to-business transactions as well as online sales. The PACT Act imposes substantial restrictions on sellers and shippers of ENDS products, including, but not limited to registration with the Bureau of Alcohol, Tobacco, Firearms and Explosives

(or ATF), registration with state Tobacco Tax Administrators, and monthly reporting requirements to state and local Tobacco Tax Administrators. Delivery sellers are subject to substantial additional restrictions, including, but not limited to, compliance with state excise tax collection requirements, licensing requirements, shipping, and packaging requirements. Companies were required to comply with PACT Act requirements beginning on or about March 28, 2021.

We have adopted the following compliance measures:

•        We have retained a team of legal, tax and accounting experts to advise on state and local tax, licensing, and regulatory matters associated with the distribution of the BIDI® Stick;

•        We are appropriately licensed or registered in every state which requires it;

•        We calculate and remit excise taxes where required;

•        We have made a substantial investment in excise tax reporting and compliance software to ensure that all applicable taxes are properly calculated and remitted to the appropriate taxing authorities. The software is now completely integrated with our systems;

•        We have registered with the ATF and the states into which we ship the products;

•        We have implemented processes to ensure timely filing of all required reporting; and

•        In February 2021, we ceased all direct-to-consumer sales.

Federal Trade Commission

The Federal Trade Commission (FTC) routinely requests various industry sectors to provide information on marketing and advertising practices, and typically summarizes the aggregate information provided by all respondents in a public report. The FTC issued what is known as an “Order to File Special Report” to a number of vaping industry members, including Bidi, on June 2, 2022. Upon being advised of the exclusive distribution arrangement between Bidi and our company, the FTC withdrew the request directed to Bidi on August 22, 2022, and issued a request to us on August 29, 2022. We responded timely to the FTC request on November 30, 2022. No further requests were received from the FTC to date.

State and Local Regulations

As a retail seller and/or wholesale distributor of ENDS and related products, we must follow several state and local regulations. Individual U.S. state laws and regulations concerning e-cigarette and related products are also relatively new and developing. Currently, certain state laws about e-cigarette and related products serve to define and/or tax tobacco products or e-cigarette and related products, restrict access to youth and/or retail sale, require a license to sell such products, ban e-cigarette use in certain public spaces, and require child resistant packaging on products containing e-liquids. In addition, a number of states and localities have banned the sale of non-tobacco flavored tobacco products. Recently, for example, California passed Proposition 31, which prohibits the sale of non-tobacco flavored tobacco products, including e-cigarettes, in retail locations. Thus, the non-tobacco flavored BIDI® Sticks are not permitted to be sold in California retail locations. We anticipate more states and localities will take this approach. As a distributor, we hold all required state licenses and permits, and pay all applicable state e-cigarette and related products excise taxes. We work closely with Bidi to ensure that it is compliant with applicable manufacturer specific state requirements, such as any warning requirements (e.g., California Proposition 65).

Excise Taxes on Vapor Products

Vapor products are currently subject to excise taxes at the state and local level. Currently, approximately 31 states, plus various localities and jurisdictions, impose a tax on vapor products. We anticipate that state and localities will likely continue to impose new excise taxes on these products and/or increase existing excise taxes for the purpose of funding various legislative initiatives, filling revenue shortfalls, and/or to reduce consumption. In addition, while ENDS products are not currently subject to excise tax at the federal level, legislation to impose excise taxes at the federal level has been introduced in the past and could potentially be adopted in the future. Any future enactment of excise tax increases at the federal, state, or local level could potentially result in lower consumption, a shift in sales to discount brands, illicit trade channels or alternatives as consumers seek lower priced products, any of which could result in a decline of our shipment volume, revenue, and profit. We ceased all direct-to-consumer sales in February 2021.

International Regulations and Pertinent Information

The World Health Organization’s Framework Convention on Tobacco Control (the “FCTC”) is the first international public health treaty that establishes a global agenda to reduce initiation of tobacco use and regulate tobacco to encourage tobacco cessation. Over 170 governments worldwide have ratified the FCTC. The FCTC has led to increased efforts to reduce the supply and demand of tobacco products and to encourage governments to further regulate the tobacco industry. The tobacco industry expects significant regulatory developments to take place over the next few years, driven principally by the FCTC. Regulatory initiatives that have been proposed, introduced, or enacted include:

•        the levying of substantial and increasing tax and duty charges;

•        restrictions or bans on advertising, marketing, and sponsorship;

•        restrictions or bans on advertising, marketing, and sponsorship;

•        the display of larger health warnings, graphic health warnings, and other labeling requirements;

•        restrictions on packaging design, including the use of colors and generic packaging;

•        restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines;

•        requirements regarding testing, disclosure, and performance standards for tar, nicotine, carbon monoxide, and other smoke constituents’ levels;

•        requirements regarding testing, disclosure, and use of tobacco product ingredients;

•        increased restrictions on smoking in public and workplaces and, in some instances, in private places and outdoors;

•        elimination of duty-free allowances for travelers; and

•        encouraging litigation against tobacco companies.

If the United States becomes a signatory to the FCTC and/or national laws are enacted in the United States that reflect the major elements of the FCTC, our business, results of operations and financial condition could be materially and adversely affected.

Environmental Laws

We may be subject to federal, state, and local environmental laws and regulations. Compliance with these provisions has not had, nor do we expect such compliance will have any, material adverse effect upon our capital expenditures, financial condition, or competitive position. We believe that we are not subject to any material costs for compliance with any environmental laws.

Competition

Because we solely distribute Bidi’s products, which comprises all our business operations, Bidi’s competitors in the ENDS industry are indirect competitors of ours. Many of these competitors in the ENDS industry are better capitalized than we are and have access to greater resources, financial, and otherwise. We believe that our ability, and Bidi’s ability, to effectively compete in the industry and acquire a strong market position is, and will continue to be, in large part due to the growing recognition of the Bidi brand name, the perceived quality of each of our products, and the ongoing efforts of our sales, marketing, and distribution teams. Through Bidi, we compete against, just to name a few, what we refer to as “big tobacco” companies, including Altria Group, Inc. (formerly Philip Morris); British American Tobacco p.l.c. (formerly Reynolds); Swedish Match; Swisher International; and manufacturers including U.K. based Imperial Brands, PLC, NJOY, and Logic Technology. “Big tobacco” has substantially greater resources, and a customer base that has historically demonstrated loyalty to their brands, which can pose a significant hurdle to competitors operating in the same, or similar, industries.

Competition in the ENDS industry is based upon not only brand quality and positioning but also on price, packaging, promotion, and retail availability and visibility. Given the decreasing prevalence and public acceptance of cigarette consumption, the “big tobacco” companies continue to demonstrate an increased interest and participation in other/additional tobacco industries/markets. As such, we consider the “big tobacco” companies to be our primary competitors now, but it is our belief that we have the capability to compete successfully.

Intellectual Property

As of the date of this Report, we own the trademarks KAIVAL BRANDS and KAIVAL LABS. In addition, we purchased certain intellectual property assets of GoFire consisting of various patents, patent applications and trademarks in exchange for equity securities of our company and certain contingent cash consideration. The purchased assets consist of 19 existing patents and 47 pending patents with novel technologies related to vaporization and inhalation technologies. The patents and patent applications cover the U.S. and several international territories. The purchased assets also include four registered and two pending trademarks.

We rely on certain intellectual property rights, including logos, trademarks, and trade names, of Bidi that were granted to us pursuant to the A&R Distribution Agreement to be used in connection with the marketing, advertisement, and sale of products. We also indirectly rely on Bidi’s intellectual property rights related to products, such as patents. If a third-party challenged Bidi’s patents, or infringed upon such rights, our business would be materially adversely affected.

Employees

As of the date of this Report we have eighteen employees, all of whom are full-time, including our officers. In addition to our officers, we have employees who fulfill the roles of information technology, warehouse staff, and financial accounting and reporting management. All our employees are eligible to enroll, or have already enrolled, in our medical plan.

Emerging Growth Company

We are an emerging growth company (“EGC”), that is exempt from certain financial disclosure and governance requirements for up to five years as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act eases restrictions on the sale of securities and increases the number of stockholders a company must have before becoming subject to the reporting and disclosure rules of the Securities and Exchange Commission (the “SEC”). We have not elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Corporate History

We were incorporated on September 4, 2018, in the State of Delaware. Effective July 12, 2019, we changed our corporate name from Quick Start Holdings, Inc. to Kaival Brands Innovations Group, Inc. The name change was affected through a parent-subsidiary short-form merger of Kaival Brands Innovations Group, Inc., our wholly-owned Delaware subsidiary formed solely for the purpose of the name change, with and into us. We were the surviving entity.

2018 Holding Company Reorganization

On September 4, 2018, USSE Delaware, Inc., a Delaware corporation (“USSE Delaware”) acquired all of our then-outstanding shares of common stock, resulting in us becoming its wholly owned subsidiary. On September 19, 2018, our wholly owned subsidiary, USSE Merger Sub, Inc., a Delaware corporation (“USSE Merger Sub”), merged with and into USSE Delaware, our then parent, effected a reorganization (the “Holding Company Reorganization”) in accordance with the provisions set forth in Section 251(g) of the Delaware General Corporation Law (“DGCL”). USSE Delaware was the surviving corporation and our wholly owned subsidiary. USSE Delaware also changed its name to USSE Corp. following the Holding Company Reorganization.

Upon completion of the Holding Company Reorganization, by virtue of the merger, and without any action on the part of the holder thereof, each share of USSE Delaware’s common stock issued and outstanding immediately prior to the effective time of the Holding Company Reorganization was automatically converted into one validly issued, fully paid, and non-assessable share of our Common Stock. Additionally, each share of USSE Delaware’s preferred stock issued and outstanding immediately prior to the effective time was converted into one validly issued, fully paid, and non-assessable share of our preferred stock, having the same designations, rights, powers, and preferences, and the qualifications, limitation, and restrictions thereof, as the corresponding share of USSE Delaware’s preferred stock. Each share of our Common Stock issued and outstanding and held by USSE Delaware immediately prior to the effective time was canceled.

2018 Change of Control

On October 19, 2018, we issued 500,000,000 shares of restricted Common Stock and 400,000 shares of Convertible Series B preferred stock to GMRZ Holdings LLC, a Nevada limited liability company (“GMRZ”), for services rendered to us. GMRZ became our controlling stockholder as a result of such issuances. On February 6, 2019, we entered into a non-binding Share Purchase Agreement (the “Agreement”) by and among GMRZ, Kaival Holdings, LLC (formerly known as Kaival Brands Innovations Group, LLC), a Delaware limited liability company (“Kaival Holdings”), and us, pursuant to which, on February 20, 2019, GMRZ sold 504,000,000 shares of our restricted Common Stock, representing approximately 88.06 percent of our then-issued and outstanding shares of Common Stock, to Kaival Holdings, and Kaival Holdings paid GMRZ consideration in the amount set forth in the Agreement (the “Purchase Price”). The consummation of the transactions contemplated by the Agreement resulted in a change in control of us, with Kaival Holdings becoming our largest controlling stockholder. The sole voting members of Kaival Holdings are KDMM Trust I, the trustee of which is the widow of Kaival’s former Chief Executive Officer and director, Nirajkumar Patel. The Purchase Price was paid with personal funds of the members of Kaival Holdings.

2020 Share Cancellation and Exchange Agreement

On August 19, 2020, we entered into a Share Cancellation and Exchange Agreement (the “Share Cancellation and Exchange Agreement”) with our controlling stockholder, Kaival Holdings.

Pursuant to the Share Cancellation and Exchange Agreement, Kaival Holdings returned to us 300,000,000 shares of our Common Stock (the “Cancellation Shares”), which Cancellation Shares were canceled and retired by us. Following such cancellation, Kaival Holdings owns 204,000,000 shares of our Common Stock.

On August 19, 2020, we filed a Certificate of Designation of Preferences, Rights, and Limitations of the Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Delaware, which authorized a total of 3,000,000 shares, par value $0.01 per share, of Series A Preferred Stock (the “Series A Preferred Stock”).

In exchange for the Cancellation Shares, we issued 3,000,000 shares (the “Preferred Shares”) of our newly designated Series A Preferred Stock to Kaival Holdings. The exchange of the Cancellation Shares and the issuance of the Preferred Shares was intended to comply with Section 3(a)(9) of the Securities Act, in that the issuance was exempt from the registration requirements of the Act because the exchange of the Cancellation Shares for the Preferred Shares was an exchange between us, as issuer, with an existing stockholder, and no commission or other remuneration was paid or given directly for the exchange.

2021 Reverse Stock Split

On July 16, 2021, we filed a Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to affect a 1-for-12 reverse stock split (the “Reverse Stock Split”) of the shares of our Common Stock. The Reverse Stock Split was effective as of 12:01 a.m. Eastern Time on July 20, 2021. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares of our Common Stock that would have otherwise resulted from the Reverse Stock Split were rounded up to the nearest whole number. In connection with the Reverse Stock Split, our Board approved appropriate and proportional adjustments to all outstanding securities or other rights convertible or exercisable into shares of our Common Stock, including, without limitation, all preferred stock, warrants, options, and other equity compensation rights. All historical share and per-share amounts reflected throughout our consolidated financial statements and other financial information in this Report have been adjusted to reflect the Reverse Stock Split as if the split occurred as of the earliest period presented. The par value per share of our Common Stock was not affected by the Reverse Stock Split.

2022 Series A Preferred Shares Converted

The authorized preferred stock of the Company consists of 5,000,000 shares with a par value of $ 0.001 per share, of which 3,000,000 shares were designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”). Each share of the Series A Preferred Stock was initially convertible into 100 shares of Common Stock; however, as a result of the Reverse Stock Split, the conversion rate was adjusted such that each share of the Series A Preferred Stock was convertible into approximately 0.3968 shares of Common Stock. On June 24, 2022, all 3,000,000 shares of Series A Preferred Stock were converted into shares of Common Stock by Kaival Holdings, our majority stockholder. The conversion of 3,000,000 shares of Series A Preferred Stock, at a conversion rate of 0.3968, equaled 1,190,477 shares of Common Stock. As a result, the authorized, preferred stock of the Company consists of 5,000,000 shares with a par value of $0.001 per share, with 0 shares of preferred stock issued or outstanding as of October 31, 2022.

May 2023 GoFire Asset Purchase Agreement

On May 30, 2023, we and Kaival Labs entered into an Asset Purchase Agreement (the “GoFire APA”) with GoFire. Pursuant to the terms of the GoFire APA, we, through Kaival Labs, purchased certain intellectual property assets of GoFire consisting of various patents, patent applications and trademarks in exchange for equity securities of our company and certain contingent cash consideration. The purchased assets consist of 12 existing patents and 46 pending patents with novel technologies related to vaporization and inhalation technologies. The patents and patent applications cover the U.S. and several international territories. The purchased assets also include four registered and two pending trademarks. We have determined that the acquisition of the purchased assets does not constitute the acquisition of a “business” (as defined in Rule 11-01(d) of Regulation S-X).

Pursuant to the terms of the GoFire APA, we paid to GoFire, in addition to certain contingent cash consideration described below, consideration in the form of equity securities of our company consisting of (i) an aggregate of 95,239 shares of Common Stock (the “2023 APA Shares”); (ii) 900,000 shares of newly-designated Series B Convertible Preferred Stock, par value $0.001 per share, (the “Series B Preferred Stock” and the shares of Common Stock underlying the Series B Preferred, the “Series B Conversion Shares”), the rights, preferences and terms of which are set forth in a Certificate of Designation of Rights and Preferences of the Series B Preferred Stock, and (iii) a Common Stock purchase warrant to purchase 95,239 shares of Common Stock (the “Warrant” and the shares of Common Stock underlying the Warrant, the “Warrant Shares”). As additional consideration for the purchased assets, any cannabis-specific (meaning cannabis, hemp or cannabinoid) royalties that are generated by Kaival Labs from or due to the purchased assets, from May 30, 2023, until January 1, 2027, will be subject to a contingent cash payment as described in the GoFire APA and subject to the terms of the GoFire APA. 9,524 2023 APA Shares and a Warrant for 9,524 Warrant Shares were issued to an advisor to GoFire at the closing of the GoFire APA.

Pursuant to the GoFire APA, we are required to use commercially reasonable efforts to register the 85,715 2023 APA Shares and 85,715 Warrants and Warrant Shares with the SEC for distribution to GoFire’s stockholders and/or public resale by such stockholders within 180 days of May 30, 2023. Such registration was declared effective by the SEC on January 12, 2024. To our knowledge, portions of the 85,715 2023 APA Shares and 85,715 Warrants have been distributed to the GoFire stockholders pursuant to such registration statement.

In addition, if any Series B Preferred Stock remains outstanding nineteen (19) months after May 30, 2023, we shall use commercially reasonable efforts to file with the SEC subsequent registration statement registering the distribution to GoFire’s stockholders and/or public resale Series B Conversion Shares by such stockholders. If such subsequent registration statement is required, we will use our commercially reasonable efforts to obtain effectiveness of such subsequent registration statement within nineteen (19) months of May 30, 2023, and if we do not so register the Series B Conversion Shares within nineteen (19) months of May 30, 2023, we will issue to GoFire or its designee an additional ten percent (10%) of all of the Series B Conversion Shares underlying the then-outstanding shares of Series B Preferred Stock.

All of the securities issued as consideration for the GoFire purchased assets were subject to a lock-up agreement that terminated on November 26, 2023.

2024 Reverse Stock Split

On January 22, 2024, we filed a Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to affect a 1-for-21 reverse stock split (the “2024 Reverse Stock Split”) of the shares of our Common Stock. The 2024 Reverse Stock Split became effective on January 25, 2024 on the Nasdaq Stock Market. No fractional shares were issued in connection with the 2024 Reverse Stock Split. Any fractional shares of our Common Stock that would have otherwise resulted from the 2024 Reverse Stock Split were rounded up to the nearest whole number. In connection with the 2024 Reverse Stock Split, our Board approved appropriate and proportional adjustments to all outstanding securities or other rights convertible or exercisable into shares of our Common Stock, including, without limitation, all preferred stock, warrants, options, and other equity compensation rights. The par value per share of our Common Stock was not affected by the 2024 Reverse Stock Split.

Available Information

Our website, https://kaivalbrands.com, provides access, without charge, to Kaival’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding our company that we file electronically with the SEC.

MANAGEMENT OF KAIVAL

The following is information about the board of directors and management of Kaival, as of the date of this proxy statement/prospectus:

Name	Age	Position(s)
Mark Thoenes(1)	70	Interim Chief Executive Officer and Director
David Worner(2)	45	Director
Ashesh Modi(3)	45	Director
Ketankumar Patel(4)	39	Director
Eric Morris	48	Interim Chief Financial Officer

____________

(1)      Mr. Thoenes was appointed as our Interim Chief Executive Officer on September 12, 2024 after the death of Niraj Patel, Kaival’s previous Chief Executive Officer.

(2)      Mr. Worner serves as chair of the Audit Committee and a member of the Compensation Committee and Governance and Nominating Committee.

(3)      Mr. Modi serves as chair of the Governance and Nominating Committee and a member of the Audit Committee and the Compensation Committee.

(4)      Mr. Patel serves as chair of the Compensation Committee and member of the Audit Committee and Governance and Nomination Committee.

Mark Thoenes, Interim Chief Executive Officer and Director.    Mr. Mark Thoenes, has more than 35 years of diverse financial and operational leadership to our company. From June 30, 2021 to August 1, 2023, he served as our Interim Chief Financial Officer on a consulting basis. He has been a licensed Certified Public Accountant since 1984 and began his career with Ernst & Young Global Limited. From 2000 to 2010, Mr. Thoenes served as the Executive Vice President/Chief Financial Officer of Rentrak Corporation (“Rentrak”), a publicly traded company listed on Nasdaq and headquartered in Portland, Oregon. Founded in 1977, Rentrak went public in 1986, and remained a public company until it was acquired by comScore, Inc. in 2016, after Mr. Thoenes left Rentrak. For the past eleven years, Mr. Thoenes has been the President of MLT Consulting Services, LLC, a full-service business/financial consulting firm. We believe Mr. Thoenes is qualified to serve on our Board because of his experience in finance, business operations, financial and corporate exercise serve as his main contribution to the company’s operation. He is qualified as a director of our Company given his extensive experience in public companies and finance.

David Worner, Director.    Mr. David Worner began his career in public accounting and is currently the Chief Executive Officer of GrowthPath Partners, a transactional accounting and advisory firm which he founded in July 2021. From August 2012 to June 2021, Mr. Worner served as a partner at NOW CFO, a national finance and accounting consulting firm. Prior to his time at NOW CFO, Mr. Worner worked as a Controller at Covario, an independent provider of search marketing agency services, from August 2010 until August 2012. Prior to his time at Covario, from September 2006 to August 2012, he worked as an Accounting Manager for Securities and Exchange Commission Reporting and SOX Management for NTN Buzztime, a company that produces interactive entertainment across different platforms. Mr. Worner received a bachelor’s degree in accounting from the University of New Orleans in 2005. We believe Mr. Worner is qualified to serve on our Board because of his expertise in finance, organizational development and business operations.

Ashesh Modi, Director:    Since 2017, Mr. Modi, has been a pharmacist at Publix. Since 2016, Mr. Modi has also held a realtor license and has managed multi-million dollar deals, earning accolades such as being named a top 1% Realtor by Lokation Real Estate in 2022. He also served as President of the Indian Association of the Space Coast in Florida in 2017 -2018. After earning a Bachelor of Pharmacy degree from A R College of Pharmacy at Sardar Patel University in India, he came to USA in 2002 where he attended Master’s in Public Health from the University of Oklahoma. We believe that Mr. Modi is qualified to serve on our board of directors due to his background in our industry.

Ketankumar Patel, Director:    In 2017, Mr. Patel founded liquor franchise company called In and Out Liquors. Through that business, he developed a thorough understanding of how to manage and sell high-value, age-restricted products. Mr. Patel is a graduate of APC College of Pharmacy, Chikhali, Maharastra, India. After obtaining his degree in 2005, Mr. Patel moved to the United States in 2006. We believe that Mr. Patel is qualified to serve on our board of directors due to his background in our industry and the business of age-restricted products.

Eric Morris. Interim Chief Financial Officer:    Mr. Morris has served as our Interim Chief Financial Officer since March 2024. Prior to this position he was our Controller from April 2023 to March 2024. He has been a licensed Certified Public Accountant since 2006. From Sept 2017 to April 2023, he worked as a fractional accounting consultant at a privately held company with a diverse group of clients. Prior to his time as a consultant, from December 2010 to August 2017, he was the Controller at a privately held Parking Meter Company. Mr. Morris received a bachelor’s degree in accounting from Linfield University in 2000. We believe that Mr. Morris is qualified to serve as our Interim Chief Financial Officer because of his prior and current management experience, as well as his business experience within our business industry.

Security Ownership of Certain Beneficial Owners and Management of Kaival

The following table sets forth information with respect to the beneficial ownership of our common stock, our outstanding class of voting stock, known by us as of September 30, 2024 by:

•        each person or entity known by us to be the beneficial owner of more than 5% of our common stock;

•        each of our directors;

•        each of our executive officers; and

•        all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and, thus, represents voting or investment power with respect to our securities as of September 30, 2024. In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of September 30, 2024 are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent such power may be shared with a spouse. Unless otherwise noted, the address of each person below is c/o Kaival Brands Innovations Group, Inc., 4460 Old Dixie Highway, Grant-Valkaria, Florida 32949.

Name and Address(1)	Amount and Nature of Beneficial Ownership (Common Stock)(2)	Percentage of Class(2)
Eric Morris(3)	8,401	*
David Worner(4)	10,952	*
Mark Thoenes(5)	14,604	*
Ashesh Modi(6)	3,000	*
Ketankumar Patel(7)	3,000	*
Current Executive Officers and Directors as a Group (5 Persons)	39,957	*
Kaival Holdings, LLC, 401 N. Wickham Road, Suite 130 Melbourne, FL 32935(8)	1,569,514	22%

____________

*        Less than 1.0%

(1)      The address for each person listed above is 4460 Old Dixie Highway, Grant-Valkaria, Florida 32949, unless otherwise indicated.

(2)      Applicable percentage of ownership is based on 7,079,658 shares of common stock outstanding as of September [*],2024. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable within 60 days of September [*], 2024, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any person.

(3)      Eric Morris serves as our Interim Chief Financial Officer. Consists of 6,020 shares of our common stock and approximately 2,381 shares of our common stock issuable upon the exercise of vested options.

(4)      David Worner serves as a member of our board. Consists of approximately 10,952 shares of our common stock issuable upon the exercise of vested options.

(5)      Mark Thoenes serves as a member of our board. Consists of 80 shares of our common stock and approximately 14,524 shares of our common stock issuable upon the exercise of vested options.

(6)      Includes 3,000 shares underlying vested options.

(7)      Includes 3,000 shares underlying vested options.

(8)      Ankitaben Patel, as trustee of the KDMM Trust I is the sole voting members of Kaival Holdings, LLC.

EXECUTIVE COMPENSATION

The summary compensation table below summarizes information concerning compensation for the fiscal years ended October 31, 2023 and 2022 of the individuals who served as President, Chief Executive Officer and Chief Financial Officer. We refer to these individuals as the “Named Executive Officers.”

SUMMARY COMPENSATION TABLE

The table below summarizes all compensation paid to Kaival’s named executive officers during fiscal years ended October 31, 2023 and October 31, 2022.

Name and principal position	Fiscal Year Ended October 31,	Salary ($)		Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(3)	Nonqualified Deferred Compensation Earnings ($)	Total ($)
Nirajkumar Patel,	2022	244,000		30,000	42,584	2,139,989	57,709	0	2,514,282
Former CEO and Director

Nirajkumar Patel,	2023	276,000		0	0	364,994	0	0	640,994
Former CEO

Eric Mosser,	2022	226,577		20,000	37,707	1,854,991	57,709	0	2,196,984
former CEO, President, and Director(4)	2023	300,000		0	0	699,941	0	0	999,941

Mark Thoenes,	2022	347,201	(6)	0	0	310,998	0	0	658,199
Interim Chief Executive Officer(5)	2023	298,050		0	0	30,650	0	0	328,700

____________

(1)      Reflects the fair value of stock awards during the years in accordance with FASB ASC 718, Compensation — Stock Compensation, using actual forfeitures that were immaterial.

(2)      Includes fair value of shares withheld by us to pay for taxes.

(3)      Consisted of cash paid in lieu of vested RSUs.

(4)      Mr. Mosser resigned as our Chief Executive Officer and President on December 21, 2023.

(5)      Mr. Thoenes resigned as Kaival’s Interim Chief Financial Officer on August 1, 2023 and became Interim Chief Executive Officer on September 12, 2024.

Outstanding Equity Awards at Fiscal Year-End October 31, 2023

	Stock Option Awards
Name	Number of Stock Options that Have Not Vested (#)	Market Value of Stock Options that Have Not Vested ($)
Nirajkumar Patel (former CEO)	11,905	182,504
Eric Mosser (resigned in December 2023)	38,909	517,650

DIRECTOR COMPENSATION TABLE

The following table illustrates the compensation paid by the Company to its independent directors. The disclosure is provided for the fiscal year ended October 31, 2023.

Name of Director(1)	Fees Earned or Paid in Cash	Option Awards	Total
Paul Reuter(2)	$100,000	$91,249	$191,249
Roger Brooks(3)	87,500	91,249	178,749
George Chuang(4)	87,500	91,249	178,749
Barry Hopkins(5)	37,500	108,749	146,249
David Worner	37,500	108,749	146,249
James P. Cassidy(6)	16,667	0	16,667
Mark Thoenes	0	0	0
Ashesh Modi	0	0	0
Ketankumar Patel	0	0	0

____________

(1)      Mr. Patel and Mr. Mosser were each named executive officers during our fiscal year ending October 31, 2023 and, accordingly, their compensation is included in the “Summary Compensation Table” above. Neither Mr. Patel nor Mr. Mosser received any compensation for their service as a director for the fiscal year ended October 31, 2023.

(2)      Mr. Reuter resigned from the Board on March 18, 2023.

(3)      Mr. Brooks resigned from the Board on February 22, 2024.

(4)      Mr. Chuang resigned from the Board on February 26, 2024.

(5)      Mr. Hopkins resigned from the Board on February 22, 2024.

(6)      Mr. Cassidy resigned from the Board on January 25, 2024.

On April 24, 2024, the Company entered into board of directors compensation agreements (“Agreements”) with each of David Worner, Mark Thoenes, Ashesh Modi and Ketankumar Patel. Pursuant to their respective agreements, each of these director is an entitled to $50,000 in annual cash compensation for service on Board with additional cash compensation payable for serving as chair of a committee. In addition, the directors will be granted equity awards in terms of their agreements.

KAIVAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with Kaival’s financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion includes forward-looking statements which, although based on assumptions that Kaival considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read “Forward-Looking Statements” and “Additional Risks Related to Kaival and/or Pubco.” In this discussion of Kaival’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, the terms “we,” “us,” and “the Company” refer to Kaival.

Overview

Our business is focused on the sales, marketing and distribution of ENDS products, also known as “e-cigarettes”, in a variety of ways. Our primary product is the Bidi® Stick as well as other products manufactured by our affiliate Bidi. We hold the exclusive worldwide right to market and distribute the Bidi® Stick and certain other products manufactured by Bidi.

Pursuant to the A&R Distribution Agreement, Bidi granted us an exclusive worldwide right to distribute Bidi’s ENDS and related components (as more particularly set forth in the A&R Distribution Agreement and referred to herein as the products) for sale and resale to both retail level customers and nonretail level customers. Currently, the products consist solely of the “BIDI® Stick”, Bidi’s disposable, tamper resistant ENDS product made with medical grade components, a UL-certified battery and technology designed to deliver a consistent vaping experience for adult smokers 21 and over. We presently distribute products to wholesalers and retailers of ENDS products, having ceased all direct-to-consumer sales in February 2021. KDMM Trust I, the trustee of which is the widow of Kaival’s former Chief Executive Officer and director, Nirajkumar Patel, the largest shareholder of Kaival, owns all of the voting equity of Bidi.

BIDI® Stick comes in a variety of flavor options for adult cigarette smokers. We do not manufacture any of the products we resell. The BIDI® Stick is manufactured by Bidi. Pursuant to the terms of the A&R Distribution Agreement, Bidi provides us with all branding, logos, and marketing materials to use with our commercial partners in connection with our marketing and promotion of the products.

We process all sales made only to non-retail customers, with all sales to non-retail customers made through Bidi’s age-restricted website, www.wholesale.bidivapor.com. We ceased all direct-to-consumer sales in February 2021 in order to better ensure youth access prevention and to comply with the Prevent All Cigarette Trafficking (or PACT) Act. We provide all customer service and support at our own expense through QuikfillRx as described below. We set the minimum prices for all sales made by us. We maintain adequate inventory levels of products in order to meet the demands of our non-retail customers and deliver the products sold to these customers.

A key third-party collaborator of ours was QuikfillRx, LLC, (“QuikfillRx”) a Florida limited liability company which recently began doing business as “Kaival Marketing Services” to better reflect its contributions to our company. QuikfillRx provides us with certain services and support relating to sales management, website development and design, graphics, content, public communication, social media, management and analytics, and market and other research. QuikfillRx provides these services to us pursuant to a Services Agreement, most recently amended on November 9, 2022, pursuant to which QuikfillRx receives monthly cash compensation and was granted certain equity compensation in the form of options. This Agreement was terminated in February 2024. The Company has been performing the sales and marketing activities in-house.

We have also maintained key international licensing agreements with Philip Morris and its affiliates as described under Item 1 — Business.

We have also entered into key international licensing agreements with Philip Morris Products S.A. (“PMPSA”), a wholly owned affiliate of Philip Morris International Inc. (“PMI”).

On August 31, 2020, we formed Kaival Labs, Inc., a Delaware corporation (herein referred to as “Kaival Labs”), as a wholly owned subsidiary for the purpose of developing our own branded and white-label products and services, of which none has commenced as of the date of this Report. On March 11, 2022, we formed Kaival Brands International, LLC, a Delaware limited liability company (herein referred to as “KBI”), as a wholly owned subsidiary for the purpose of entering into an international licensing agreement with PMPSA.

GoFire Asset Acquisition

On May 30, 2023, we and Kaival Labs entered into an Asset Purchase Agreement (the “GoFire APA”) with GoFire, Inc. (“GoFire”). Pursuant to the terms of the GoFire APA, we purchased certain intellectual property assets of GoFire consisting of various patents and patent applications (the “Purchased Assets”) in exchange for equity securities of our company and certain contingent cash consideration. The Purchased Assets will be housed in Kaival Labs and consist of 19 existing and 47 pending patents with novel technologies related to vaporization and inhalation technologies. The patents and patent applications cover the U.S. and several international territories. The Purchased Assets also include four registered and two pending trademarks. The goal of this acquisition is to diversify our product offerings and create near and longer-term revenue opportunities in the form of potential licenses of the acquired technology and our development of new products based on the Purchased Assets. In the near term, we expect to seek third-party licensing opportunities in the cannabis, hemp/CBD, nicotine and nutraceutical markets. Longer term, we believe we can utilize the Purchased Assets to create innovative and market-disruptive products, including patent protected vaporizer devices and related hardware and software applications. No assurances can be given, however, that the Purchased Assets will generate revenue for us in the future or otherwise create the value for our company that we anticipate.

FDA PMTA Determinations, 11th Circuit Decision and Impact on Our Business

In September 2021, in connection with the Bidi’s Premarket Tobacco Product Application (“PMTA”) process for BIDI® Stick, the U.S. Food and Drug Administration’s (“FDA”) effectively “banned” non-tobacco flavored ENDS by denying nearly all then-pending PMTAs for such products (including Bidi’s). Following the issuance of by the FDA of a related Marketing Denial Order (“MDO”) regarding these ENDS products, manufacturers were required to stop selling non-tobacco flavored ENDS products. Bidi, along with nearly every other company in the ENDS industry, received a MDO for its non-tobacco flavored ENDS products. With respect to Bidi, the MDO covered all non-tobacco flavored BIDI® Sticks, including its Arctic (menthol) BIDI® Stick. As a result, beginning in September 2021, Bidi pursued multiple avenues to challenge the MDO. First, on September 21, 2021, separate from the judicial appeal of the MDO in its entirety, Bidi filed a 21 C.F.R. §10.75 internal FDA supervisory review request specifically of the decision to include the Arctic (menthol) BIDI® Stick in the MDO. In May 2022, the FDA issued a determination that it views the Arctic BIDI® Stick as a non-tobacco flavored ENDS product, and not strictly a menthol flavored product.

On September 29, 2021, Bidi petitioned the U.S. Court of Appeals for the Eleventh Circuit (the “11th Circuit”) to review the FDA’s denial of the PMTAs for its non-tobacco flavored BIDI® Stick ENDS (including the Arctic BIDI® Stick), arguing that it was arbitrary and capricious under the Administrative Procedure Act (“APA”), as well as ultra vires, for the FDA not to conduct any scientific review of Bidi’s comprehensive applications, as required by the Tobacco Control Act (“TCA”), to determine whether the BIDI® Sticks are “appropriate for the protection of the public health”. Bidi further argued that the FDA violated due process and the APA by failing to provide fair notice of the FDA’s new requirement for ENDS companies to conduct long-term comparative smoking cessation studies for their non-tobacco flavored products compared to tobacco-flavored ENDS products, and that the FDA should have gone through the notice and comment rulemaking process for this requirement.

On August 23, 2022, the 11th Circuit set aside (i.e., vacated) the MDO issued to the non-tobacco flavored BIDI® Sticks and remanded Bidi’s PMTA back to the FDA for further review. Specifically, the 11th Circuit held that the MDO was “arbitrary and capricious” in violation of the APA because the FDA failed to consider the relevant evidence before it, specifically Bidi’s aggressive and comprehensive marketing and sales-access-restrictions plans designed to prevent youth appeal and access.

The opinion further indicated that the FDA did not properly review the data and evidence that it has long made clear are critical to the appropriate for the protection of the public health (“APPH”) standard for PMTAs set forth in the Tobacco Control Act including, in Bidi’s case, “product information, scientific safety testing, literature reviews, consumer insight surveys, and details about the company’s youth access prevention measures, distribution channels, and adult-focused marketing practices,” which “target only existing adult vapor product users, including current adult smokers,” as well as our retailer monitoring program and state-of-the-art anti-counterfeit authentication system. Because a MDO must be based on a consideration of the relevant factors, such as the marketing and sales-access-restrictions plans, the denial order was deemed arbitrary and capricious, and vacated by the FDA.

The FDA did not appeal to the 11th Circuit’s decision. The FDA had until October 7, 2022 (45 days from the August 23, 2022 decision) to either request a panel rehearing or a rehearing “en banc” (a review by the entire 11th Circuit, not just the 3-judge panel that issued the decision), and until November 21, 2022 (90 days after the decision) to seek review of the decision by the U.S. Supreme Court. No request for a rehearing was filed, and no petition for a writ of certiorari was made to the Supreme Court. On July 29, 2024, Bidi received a Recission of Marketing Denial letter from FDA formally rescinding the MDO for the non-tobacco flavored BIDI® Stick PMTAs and putting those applications back into the review process.

In light of the 11th Circuit decision and FDA’s MDO rescission letter, we anticipate having the continued ability to market and sell the non-tobacco flavored BIDI® Sticks, subject to FDA’s enforcement discretion, for the duration of the PMTA scientific review. The FDA has indicated that it is prioritizing enforcement of unauthorized ENDS against companies (1) that never submitted PMTAs, (2) whose PMTAs have been refused acceptance or filing by the FDA, (3) whose PMTAs remain subject to MDOs, and (4) that are continuing to market unauthorized synthetic nicotine products after the July 13, 2022 cutoff. As none of these scenarios apply to Bidi, we believe the current risk of FDA enforcement is low.

Since the PMTA was remanded, Bidi has continued to update its application with the results of new studies, including a nationwide population prevalence study on the BIDI® Stick that has been published in a peer-reviewed scientific journal.

Separately, on or about May 13, 2022, FDA placed the tobacco-flavored Classic BIDI® Stick into the final Phase III scientific review, and in September 2022 completed a remote regulatory assessment of Bidi and its contract manufacturer in China, SMISS Technology Co. LTD, in relation to the pending PMTA for the Classic BIDI® Stick. In March 2023, Bidi received a deficiency letter with respect to the tobacco-flavored Classic BIDI® Stick PMTA, to which the company submitted in June 2023. Subsequently, on January 22, 2024, Bidi received a MDO regarding the Classic BIDI® Stick. The MDO identified three highly technical deficiencies related to certain analytical testing and Bidi’s pharmacokinetic (PK) study. On January 26, 2024, Bidi petitioned the 11th Circuit to review the MDO for the Classic BIDI® Stick, arguing that the denial is arbitrary and capricious under the APA, an abuse of discretion, or otherwise not in accordance with the law, as well as contrary to constitutional right and in excess of statutory authority. On February 2, 2024, Bidi filed a Time Sensitive Motion for a Stay Pending Review, which the court denied on February 18, 2024. The case is now proceeding on the merits, with Bidi’s opening merits brief filed on April 15, 2024. FDA filed its response brief on June 7, 2024, and Bidi filed its reply brief on July 29, 2024. The 11th Circuit will next schedule an oral argument for later this year. Unless the MDO ultimately remanded by the 11th Circuit, the Classic BIDI® Stick is considered an adulterated tobacco product the continued marketing and distribution of which is prohibited.

Material Items, Trends and Risks Impacting Our Business

We believe that the following items and trends may be useful in better understanding our results of operations.

Dependence on Bidi

We are wholly dependent on Bidi to supply the BIDI® Sticks to us for distribution. Accordingly, any supply or other issues that impact Bidi, indirectly impact us and our ability to operate our business. Moreover, and while we are seeking to diversify our product offerings, the loss of our relationship with Bidi would substantially harm the viability of our business.

Bidi is controlled by KDMM Trust I, the trustee of which is the widow of Kaival’s former Chief Executive Officer and director, Nirajkumar Patel, the largest shareholder of Kaival. Moreover, Kaival Holdings, an entity controlled KDMM Trust I, the largest shareholder of Kaival, owns all of the voting equity of Bidi. In addition, our corporate headquarters is leased to us by an affiliate of KDMM Trust I. Therefore, KDMM Trust I has the power and ability to control or influence our business.

Ability to Develop and Monetize the GoFire Intellectual Property

We purchased certain vaporizer and inhalation-related technology from GoFire in May 2023 with the goal of diversifying our business and lessening our dependence on BIDI Vapor. We do not expect that the acquired assets will generate immediate revenue for us, and while we believe this to be a transformative acquisition for us and we are already seeking to develop and monetize the acquired assets, we can give no assurances at this time that either (i) the patent applications we acquired will eventuate in issued patents or (ii) we will be able to enter into successful monetizing arrangements with respect to these assets.

Nature of our Products and Regulation

Competition in the market for e-cigarettes from illicit sources may have an adverse effect on our overall sales volume, restricting our ability to increase selling prices and damaging our brand equity and reputation. Illicit trade and tobacco trafficking in the form of counterfeit products, smuggled genuine products, and locally manufactured products on which applicable taxes or regulatory requirements are evaded, represent a significant and growing threat to the legitimate tobacco industry, including the products we sell. Although we combat counterfeiting of our Products by engaging in certain tactics, such as requiring all sales force personnel to randomly collect our Products from retailers in order to be tested by our quality control team, maintaining a quality control group that is responsible for identifying counterfeit products and surveillance of retailers we suspect are selling counterfeit Products through our own secret shopper force, no assurance can be given that we will be able to detect or stop sales of all counterfeit products. In addition, while we may bring suits against retailers and distributors that sell certain counterfeit products, no assurance can be given that we will be successful in any such suits or that such suits will be successful in stopping other retailers or distributors from selling.

Counterfeit Products

Our Products (included in this context any products that we may develop from the GoFire Purchased Assets) are and will be heavily regulated by the FDA, which has broad regulatory powers. The market for ENDS products is subject to a great deal of uncertainty and is still evolving. ENDS products, having recently been introduced to market over the past 10 to 15 years, are at a relatively early stage of development, and represent core components of a market that is evolving rapidly, highly regulated, and characterized by a number of market participants. Rapid growth in the use of, and interest in, ENDS products is recent, and may not continue on a lasting basis. With respect to the GoFire Purchase Assets, the underlying technology touches on hemp/cannabis, nutraceutical and healthcare applications in addition to nicotine, all of which are heavily regulated by the FDA and other federal and state agencies. The demand and market acceptance for all of these products is subject to a high level of uncertainty. Therefore, we are subject to all the business risks associated with a new enterprise in an evolving market.

Some of our Product offerings through Bidi are subject to developing and unpredictable regulation. Our Products are sold through our distribution network and may be subject to uncertain and evolving federal, state, and local regulations, including hemp, non-THC cannabidiol (CBD) and other non-tobacco consumable products. Enforcement initiatives by those authorities are therefore unpredictable and impossible to anticipate. We anticipate that all levels of government, which have not already done so, are likely to seek in some way to regulate these products, but the type, timing, and impact of such regulations remains uncertain. With respect to CBD in particular, on January 26, 2023, the FDA announced that it would not initiate rulemaking to regulate CBD as a dietary food ingredient. Rather, after careful review, the FDA has concluded that a new regulatory pathway for CBD is needed and has further indicated that it is prepared to work with Congress to create a new regulatory pathway for CBD through legislation.

In addition to the de facto FDA flavor ban that has resulted from the denial of nearly all PMTAs for flavored ENDS, ENDS products that are non-tobacco flavored continue to face the threat of prohibition at the local level, as many state and local authorities and attorneys general push for bans or request the FDA to deny PMTAs for flavored ENDS. In addition, a number of states and localities have banned the sale of non-tobacco flavored tobacco products. Recently, for example, California passed Proposition 31, which prohibits the sale of non-tobacco flavored tobacco products, including e-cigarettes, in retail locations. Thus, the non-tobacco flavored BIDI® Sticks are not permitted to be sold in California retail locations. We anticipate more states and localities will take this approach. Several other states and localities have banned flavored ENDS, including New York, (and New York City), New Jersey, Rhode Island, Illinois (and Chicago) and Massachusetts, with several more considering similar bans (e.g., Maryland, and Connecticut).

Ability to Meet Demand for our Products

We believe that the matters described under “FDA PMTA Determinations, 11th Circuit Decision and Impact on Our Business” have increased demand for our Products and has opened new distribution channels for us through which we can sell our Products. However, a sharp increase in demand for the Products will require us to use cash and/or obtain financing in order to purchase Products from Bidi for resale in the marketplace. As a result, we are faced with the risk that such cash or financing will not be available in sufficient amounts or on terms acceptable to us (or at all) to meet the market demand for the Products. Our inability to fulfill this demand will damage our reputation and could materially impact our ability to increase sales of the Products which, in turn, would adversely impact our results of operations.

Inflation

Consumer purchases of tobacco products are historically affected by economic conditions, such as changes in employment, salary and wage levels, the availability of consumer credit, inflation, interest rates, fuel prices, sales taxes, and the level of consumer confidence in prevailing and future economic conditions. The U.S. has been experiencing an environment of material inflation in recent quarters, and this condition may impact discretionary consumer purchases, such as the BIDI® Stick. Demand for our Products may also decline during recessionary periods or at other times when disposable income is lower, and taxes may be higher.

Supply Chain

The spread of COVID-19 throughout the world as well as increasing tensions with China over the past several years has created global economic uncertainty, which may cause partners, suppliers, and potential customers to closely monitor their costs and reduce activities. Any of the foregoing could materially adversely affect the supply chain for Bidi and our Products, and any supply chain distribution for the Products could have a material adverse effect on our results of operations.

Corporate History

We were incorporated on September 4, 2018, in the State of Delaware. Effective July 12, 2019, we changed our corporate name from Quick Start Holdings, Inc. to Kaival Brands Innovations Group, Inc. The name change was effected through a parent/subsidiary short-form merger of Kaival Brands Innovations Group, Inc., our wholly-owned Delaware subsidiary formed solely for the purpose of the name change, with and into us. We were the surviving entity.

Change of Control

On February 6, 2019, we entered into a Share Purchase Agreement (the “Share Purchase Agreement”), by and among us, GMRZ Holdings LLC, a Nevada limited liability company (“GMRZ”), our then-controlling stockholder, and Kaival Holdings, LLC, a Delaware limited liability company (“KH”), pursuant to which, on February 20, 2019, GMRZ sold 24,000,000 shares of our restricted common stock, representing approximately 88.06% of our then issued and outstanding shares of common stock, to KH, and KH paid GMRZ consideration in the amount set forth in the Share Purchase Agreement. The consummation of the transactions contemplated by the Share Purchase Agreement resulted in a change in control, with KH becoming our largest controlling stockholder. KDMM Trust I, the trustee of which is the widow of Kaival’s former Chief Executive Officer and director, Nirajkumar Patel, is the sole voting members of KH.

Current Product Offerings

Pursuant to the A&R Distribution Agreement, the Company sells and resells electronic nicotine delivery systems, which it may refer to herein as “ENDS Products”, or “e-cigarettes”, to non-retail level customers. The sole Product the Company resells is the “BIDI® Stick,” a disposable, tamper-resistant ENDS product that comes in a variety of flavor options for adult cigarette smokers. The Company does not manufacture any of the Products it resells. The BIDI® Stick is manufactured by Bidi. Pursuant to the terms of the A&R Distribution Agreement, Bidi provides the Company with all branding, logos, and marketing materials to be utilized by the Company in connection with its marketing and promotion of the Products.

Other Potential Product Offerings

In addition to the BIDI® Stick, we anticipated launching distribution of the “BIDI® Pouch,” initially outside of the United States. The initial planned February 2021 roll-out of the BIDI® Pouch was delayed due to COVID-19 based manufacturing and supply chain constraints. Due to these complications, and in an effort to prevent future bottlenecks, Bidi decided to move manufacturing in-house. In 2021, Bidi modified the planned formulation of the BIDI® Pouch. The original BIDI® Pouch formulation (which never came to market) intended to utilize a tobacco-free (synthetic) nicotine formulation, along with natural fibers and a chew-base filler in six different flavors. However, production of the BIDI® Pouch was placed on hold domestically due to concerns about the safety of synthetic nicotine and the likelihood of the FDA enforcement of synthetic nicotine products either as unapproved drugs or unauthorized tobacco products. Subsequently, the Consolidated Appropriations Act of 2022, signed by President Biden on March 15, 2022, amended the definition of a “tobacco product” in the Food, Drug and Cosmetic Act and gave the FDA authority to regulate products containing nicotine from any source, including synthetic nicotine. The legislation also gave manufacturers of synthetic nicotine products 60 days to prepare and submit PMTAs by May 14, 2022. Synthetic nicotine products subject to timely submitted PMTAs were allowed to remain on the market without the threat of enforcement for another 60 days, until July 13, 2022. After July 13, 2022, all synthetic nicotine products, regardless of PMTA status, are illegal and subject to FDA enforcement (unless the product has actually been authorized and is subject to a PMTA Marketing Grant Order).

Also, on July 14, 2021, we announced plans to launch its first Kaival-branded product, a hemp CBD vaping product. In addition to our branded formulation, we anticipate that we will also provide white label, wholesale solutions for other product manufacturers through our subsidiary, Kaival Labs. We have not yet launched any branded product, nor has have begun to provide white label wholesale solutions for other product manufacturers, but the diversification of the types of products we distribute is an important part of our growth strategy.

Assuming we launch a hemp CBD product, of which there can be no assurances, we intend that all CBD products will be produced and distributed strictly in compliance under the Agriculture Improvement Act of 2018 (known as the 2018 Farm Bill), which defines hemp as the plant cannabis sativa and any part of the plant with a delta-9 THC concentration of not more than 0.3 percent by dry weight. According to the 2018 Farm Bill, hemp-derived products can be offered for retail sale in many forms: smoke, pouch, tinctures, topicals, capsules, vape oil and gummies/edibles. We plan to utilize Bidi’s patented BIDI® Stick delivery mechanism in order to provide a similar, premium experience in the initial CBD product line. We expect our industrial-grade hemp CBD formula to provide greater bioavailability than many market peers, resulting in a better consumer experience in less usage. On January 26, 2023, FDA announced that it would not initiate rulemaking to regulate CBD as a dietary food ingredient. Rather, after careful review, the FDA has concluded that a new regulatory pathway for CBD is needed that balances individuals’ desire for access to CBD products with the regulatory oversight needed to manage risks. FDA further indicated that it is prepared to work with Congress on this matter.

PMI Licensing Agreement and International Distribution

On June 13, 2022, we, through our wholly owned subsidiary, KBI, entered into the PMI License Agreement with PMPSA, a wholly owned affiliate of PMI, for the development and distribution of ENDS products in certain markets outside of the United States, subject to market (or regulatory assessment). The PMI License Agreement grants to PMPSA a license of certain intellectual property rights relating to Bidi’s ENDS device, known as the BIDI® Stick in the United States, as well as potentially newly developed devices, to permit PMPSA to manufacture, promote, sell, and distribute such ENDS device and newly developed devices, in international markets, outside of the United States.

On July 25, 2022, we announced the launch of PMPSA’s custom-branded self-contained e-vapor product, pursuant to the licensing agreement. The product, a self-contained e-vapor device, VEEBA, has been custom developed and was initially distributed in Canada. VEEBA was then commercially launched by PMPSA in Europe in February 2023, with additional market launches planned this year. VEEBA was recently rebranded VEEV NOW.

On August 12, 2023, the Company executed and entered into a Deed of Amendment No. 1 (the “PMI License Amendment”) with PMPSA, Bidi and KBI. Pursuant to the PMI License Amendment (which was effective on June 30, 2023), resulting in a Net Reconciliation Payment to KBI and ongoing quarterly royalty payments.

Going Concern

The accompanying unaudited interim consolidated financial statements of the Company are prepared in accordance with U.S. GAAP applicable to a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business within one year after the date the unaudited interim consolidated financial statements are issued.

In accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40), the Company’s management evaluates whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying unaudited interim consolidated financial statements are issued.

The Company will need significant additional funds to satisfy its outstanding payables, fund its working capital, and fully implement its business plan as the Company seeks to grow its revenues. In addition, the Company’s ability to continue as a going concern is adversely affected by the uncertainty surrounding Bidi’s PMTA process with FDA and outcome of Bidi’s petition with the 11th Circuit Court of Appeals regarding the FDA’s January 2024 MDO relating to Classic Bidi® Stick as well as the Company’s, significant recurring losses and present need for additional funding. All of these factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Management plans to continue similar operations with increased marketing and enhanced efforts to increase sales, which the Company believes will result in increased revenue and ultimately net income.

However, there is no assurance that the Company’s plans will be able to generate expected or greater amounts of revenues or ever achieve profitability due to the factors listed above as well as the regulation and public perception of ENDS products and the various other risks faced by the Company. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these or other risks or uncertainties.

Liquidity and Capital Resources

We believe we will not generate sufficient revenue to support our operations for at least twelve months. As of July 31, 2024, we had working capital of $2,509,396 and total cash of $4,524,989.

We intend to generally rely on cash from operations and equity and debt offerings to the extent necessary and available, to satisfy our liquidity needs. There are several factors that could result in the need to raise additional funds, including a decline in revenue, a lack of anticipated sales growth, increased costs and our potential plan to redeem for cash the shares of our Series B Preferred Stock issued in connection with our GoFire asset purchase in May 2023. Our efforts are directed toward generating positive cash flow and, ultimately, profitability. As our efforts during our fiscal 2023 and since have not generated positive cash flows, we will need to raise additional capital. Should capital not be available to us at reasonable terms, other actions will become necessary, including implementing cost control measures and additional efforts to increase sales. We may also be required to take more strategic actions such as exploring strategic options for the sale of our company, the creation of joint ventures or strategic alliances under which we will pursue business opportunities, or other alternatives. We believe we have, or have access to, the financial resources to weather the impacts of the FDA’s PMTA process and Bidi’s receipt of MDOs from the FDA in 2021 and 2024, which are subject to additional FDA action and ongoing court proceedings, respectively. However, we will require further financing for the next twelve months, given our operating results.

Cash Flows:

Net cash flows provided by operations was approximately $0.1 million for the nine months ended July 31, 2024, compared to net cash flows used in operations of approximately $2.8 million net cash flows used in operations for the nine months ended July 31, 2023. The change in cash flow provided by operations for the nine months ended July 31, 2024, compared to the cash flow used in operations for the nine months ended July 31, 2023 was primarily due to the changes in accounts receivable, inventory and accounts payable — related party.

The Company had no cash flows used in investing activities for the nine months ended July 31, 2024, compared to approximately $0.3 million cash flows used in investing activities for the nine months ended July 31, 2023. The cash used in investing activities for the nine months ended July 31, 2023, primarily consisted of cash used for transaction acquisition costs.

Net cash flows provided by financing activities was approximately $3.9 million for the nine months ended July 31, 2024, compared to approximately $0.5 million net cash flows provided by financing activities for the nine months ended July 31, 2023. The cash provided by financing activities for the nine months ended July 31, 2024, consisted primarily of proceeds from loans payable and issuance of common stock, warrants and pre-funded warrants, partially offset by payments on loans payables and payments for issuance costs. The cash provided by financing activities for the nine months ended July 31, 2023, consisted primarily of proceeds offset by payments on loans payables.

Results of Operations

Three months ended July 31, 2024, compared to three months ended July 31, 2023

Revenues:

Revenues for the three months ended July 31, 2024, were approximately $0.7 million, compared to approximately $3.6 million for the three months ended July 31, 2023. Revenues decreased during the three months ended July 31, 2024, primarily due to a decrease in the number of sticks sold to customers.

Cost of Revenue, Net and Gross Profit:

Gross profit for the three months ended July 31, 2024 was approximately $0.4 million, or approximately 51.7% of revenues, net, compared to approximately $1.3 million gross profit or approximately 36.3% of revenues, net, for the three months ended July 31, 2023. Total cost of revenue, net was approximately $0.3 million, or approximately 48.3% of revenue, net for the three months ended July 31, 2024, compared to approximately $2.3 million, or approximately 63.7% of revenue, net for the three months ended July 31, 2023. The increase in gross profit is due to fewer credits issued to customers and a decrease in cost of revenue as a percentage of total revenue during the three months ended July 31, 2024.

Operating Expenses:

Total operating expenses were approximately $1.8 million for the three months ended July 31, 2024, compared to approximately $3.0 million for the three months ended July 31, 2023. For the three months ended July 31, 2024, operating expenses consisted primarily of advertising and promotion fees of approximately $30 thousand, stock option expense of approximately $56 thousand, professional fees of approximately $1.4 million, and all other general and administrative expenses of approximately $0.3 million. General and administrative expenses for the three months ended July 31, 2024, consisted primarily of salaries and wages, insurance, lease expense, project expenses, banking fees, business fees and state and franchise taxes.

For the three months ended July 31, 2023, operating expenses consisted primarily of advertising and promotion fees of approximately $0.6 million, stock option expense of approximately $0.6 million, professional fees of approximately $0.7 million, and all other general and administrative expenses of approximately $1.1 million. General and administrative expenses for the three months ended July 31, 2023, consisted primarily of salaries and wages, stock option expense, insurance, lease expense, project expenses, banking fees, business fees and state and franchise taxes.

Income Taxes:

During the three months ended July 31, 2024, we did not accrue a tax provision for income taxes, due to the pre-tax loss of approximately $1.6 million for the three months ended July 31, 2024. Similarly, we did not accrue a tax provision for income taxes during the three months ended July 31, 2023, due to the pre-tax loss of approximately $1.8 million for the three months ended July 31, 2023.

Net Loss:

As a result of the items noted above, the net loss for the three months ended July 31, 2024, was approximately $1.6 million, compared to a net loss of approximately $1.8 million, for the three months ended July 31, 2023. The decrease in the net loss for the three months ended July 31, 2024, as compared to the three months ended July 31, 2023, is primarily attributable to the decrease in operating expenses as noted above, partially offset by a decrease in gross profit.

Nine months ended July 31, 2024, compared to Nine months ended July 31, 2023

Revenues:

Revenues for the nine months ended July 31, 2024, were approximately $6.2 million, compared to $9.1 million for the nine months ended July 31, 2023. Revenues decreased during the nine months ended July 31, 2024, compared to the nine months ended July 31, 2023, generally due to a decrease in the number of sticks sold to customers.

Cost of Revenue and Gross Profit:

Gross profit for the nine months ended July 31, 2024, was approximately $2.1 million, compared to gross profit of approximately $1.7 million for the nine months ended July 31, 2023. Total cost of revenue was approximately $4.1 million for the nine months ended July 31, 2024, compared to $7.4 million for the nine months ended July 31, 2023. Therefore, the increase in gross profit of approximately $0.4 million for the nine months ended July 31, 2024 compared to the nine months ended July 31, 2023 is primarily driven by the decrease in the cost of revenue, totaling approximately $3.3 million, partially offset by a decrease in overall sales of approximately $3.0 million.

Operating Expenses:

Total operating expenses were approximately $6.5 million for the nine months ended July 31, 2024, compared to approximately $10.3 million for the nine months ended July 31, 2023. For the nine months ended July 31, 2024, operating expenses consisted of advertising and promotion fees of approximately $0.7 million, stock option expense of approximately $77 thousand, professional fees of approximately $1.9 million, and all other general and administrative expenses of approximately $3.8 million. General and administrative expenses during the nine months ended July 31, 2024, consisted primarily of salaries and wages, insurance, lease expense, project expenses, banking fees, business fees and state and franchise taxes.

For the nine months ended July 31, 2023, operating expenses were approximately $10.3 million, consisting primarily of advertising and promotion fees of approximately $1.8 million, stock option expense of $3.4 million, professional fees totaling approximately $2.3 million, and all other general and administrative expenses of approximately $2.8 million. General and administrative expenses during the nine months ended July 31, 2023, consisted primarily of salaries and wages, insurance, lease expense, project expenses, banking fees, business fees and state and franchise taxes.

Income Taxes:

During the nine months ended July 31, 2024, we did not accrue a tax provision for income taxes, due to the pre-tax loss of approximately $5.2 million for the nine months ended July 31, 2024. Similarly, we did not accrue a tax provision for income taxes during the nine months ended July 31, 2023, due to the pre-tax loss of approximately $8.8 million for the nine months ended July 31, 2023.

Net Loss:

The net loss for the first nine months ended July 31, 2024, was approximately $5.2 million, compared to net loss for the nine months ended July 31, 2023, which was approximately $8.8 million. The decrease in the net loss for the nine months ended July 31, 2024, as compared to the nine months ended July 31, 2023, is primarily attributable to the increase in gross profit and decrease in operating expenses as noted above.

Fiscal year ended October 31, 2023, compared to fiscal year ended October 31, 2022

Revenues:

Revenues for fiscal year 2023 were approximately $13.1 million, compared to approximately $12.8 million in fiscal year 2022. Revenues slightly increased in fiscal year 2023, primarily due to royalties received from PMPSA.

Cost of Revenue, Net and Gross Profit (Loss):

Gross profit in fiscal year 2023 was approximately $2.6 million, compared to approximately $1.2 million for fiscal year 2022. Total cost of revenue was approximately $10.5 million for fiscal year 2023, compared to approximately $11.5 million for fiscal year 2022. The increase in gross profit volume is primarily driven by the decrease in cost of revenue.

Operating Expenses:

Total operating expenses were approximately $13.2 million for fiscal year 2023, compared to approximately $15.6 million for fiscal year 2022. For the fiscal year 2023, operating expenses consisted primarily of advertising and promotion fees of approximately $2.5 million, stock option compensation expense of approximately $3.2 million, professional fees of approximately $2.7 million, salaries and wages of $2.0 million, and all other general and administrative expenses of approximately $2.0 million. In fiscal year 2022, operating expenses consisted primarily of advertising and promotion fees of approximately $2.7 million, stock option compensation expense of approximately $6.0 million, professional fees of approximately $3.2 million, salaries and wages of $1.7 million, and all other general and administrative expenses of approximately $2.0 million. We expect future operating expenses to increase as we seek to generate increased sales growth and invest in our infrastructure to support the planned business growth.

Income Taxes:

We have Federal net operating loss (“NOL”) carryforwards of approximately $23.8 million and state NOL carryforwards of approximately $186 thousand. With the changes instituted by the CARES Act, the Federal NOLs have an indefinite life and will not expire. Our federal and state tax returns for the 2021 and 2022 tax years generally remain subject to examination by U.S. and various state authorities. A valuation allowance is recorded to reduce the deferred tax asset if, based on the weight of the evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized. Management determined that a valuation allowance of approximately $7.3 million for the year ended on October 31, 2023, was necessary to reduce the deferred tax asset to the amount that will more likely than not be realized.

Please refer to Note 10, Income Tax, in the Notes to the Consolidated Financial Statements in this Report for additional information related to our income taxes.

Net Loss:

Net loss for fiscal year 2023 was approximately $11.1 million, or $(4.13) basic and diluted net loss per share, compared to a net loss of approximately $(14.4) million, or $(7.60) basic and diluted net loss per share, for fiscal year 2022. The decrease in net loss for the fiscal year 2023, as compared to net loss in fiscal year 2022, is attributable to the revenues and expenses factors noted above. Weighted-average Common Stock outstanding were 2,721,080 on October 31, 2023, as compared to 1,890,971 on October 31, 2022. The increase in the weighted-average shares in fiscal year 2023 was primarily attributable to the issuance of 118,668 shares of Common Stock.

Accrued Expenses:

During fiscal year 2023, we accrued approximately $81,300 for two quarterly bonuses and approximately $58,400 for approved expenses payable to QuikfillRx based on our applicable gross quarterly sales for the six months ended October 31, 2023. During fiscal year 2022, we accrued approximately $33,900 for a quarterly bonus and approximately $18,000 for approved expenses payable to QuikfillRx based on our applicable gross quarterly sales for the three months ended October 31, 2022. Excise taxes totaling approximately $5,800 were accrued based on taxable sales during the fourth quarter of fiscal year 2023, compared to excise taxes of approximately $6,600 that were accrued in fiscal year 2022 based on taxable sales during the fourth quarter of fiscal year 2022.

Concentrations:

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of purchases of inventories, accounts payable, accounts receivable, and revenue.

Concentration of Purchases and Accounts Payable- Related Party:

For the year ended October 31, 2023, 100% of the inventories of products, consisting solely of the BIDI® Stick, were purchased from Bidi, a related party company that is owned by KDMM Trust I, the trustee of which is the widow of Kaival’s former Chief Executive Officer and director, Nirajkumar Patel, in the amount of approximately $12.8 million, as compared to $1.5 million for the year ended October 31, 2022.

On October 31, 2023, a credit of $3.0 million was applied from the related-party receivable balance to the related part accounts payable balance. After this was applied, we had no related party receivable balance. As of October 31, 2023, the related party accounts payable balance related to purchases of inventories was $1.5 million. There was no related party accounts payable balance as of October 31, 2022. As of October 31,2022, we had a related party receivable balance due from Bidi of $3,704,132 of which $1,539,486 and $2,164,646 were classified as current and non-current respectively.

Concentration of Revenues and Accounts Receivable:

For the fiscal year 2023, (i) approximately 15% of the revenue from the sale of Products, solely consisting of the BIDI® Stick, was generated from GPM Investments, LLC in the amount of approximately $2.0 million, (ii) approximately 14% from H.T. Hackney Co in the amount of $1.8 million, (iii) approximately 14% from FAVS Business, LLC in the amount of $1.8 million, (iv) approximately 13% from C Store Master in the amount of $1.8 million, and (v) approximately 11% from QuikTrip Corporation in the amount of $1.5 million. For the fiscal year 2022, (i) approximately 31% of the revenue from the sale of Products, solely consisting of the BIDI® Stick, was generated from Favs Business in the amount of approximately $3.9 million, (ii) approximately 15% of the revenue from the sale of the Products was generated from H.T. Hackney Co. in the amount of approximately $1.9 million, and (iii) approximately 12% of the revenue from the sale of Products, solely consisting of the BIDI Stick, was generated from GPM, in the amount of approximately $1.5 million.

FAVS Business LLC with an outstanding balance of approximately $302,000, C Store Master with an outstanding balance of approximately $301,000, and QuikTrip Corporation with an outstanding balance of approximately $165,000 accounted for approximately 35%, 35%, and 19% of the total accounts receivable from customers, respectively, as of October 31, 2023. Favs Business with an outstanding balance of approximately $375,000 and QuikTrip Corporation, with an outstanding balance of approximately $85,000, accounted for approximately 65% and 15% of the total accounts receivable from customers, respectively, as of October 31, 2022.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents on October 31, 2023, or October 31, 2022. Cash on October 31, 2023, and October 31, 2022, were $0.5 million and $3.7 million, respectively.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore actual results could differ from those estimates.

Recent Accounting Pronouncements

Refer to Financial Statements, Note 2, Basis of Presentation and Significant Accounting Policies.

Emerging Growth Company

We are an “emerging growth company,” that is exempt from certain financial disclosure and governance requirements for up to five years as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act eases restrictions on the sale of securities and increases the number of stockholders a company must have before becoming subject to the SEC’s reporting and disclosure rules. We have not elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

RELATED PARTY TRANSACTIONS OF KAIVAL

The following is a summary of transactions since November 1, 2020 and all currently proposed transactions, to which Kaival has been a participant, in which:

•        The amounts exceeded or will exceed the lesser of $120,000 or one percent of the average of Kaival’s total assets at year-end for the last two completed fiscal years; and

•        Any of the directors, executive officer or holders of more than 5% of the respective capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Since the beginning of our fiscal year, we have entered into or participated in the following transactions with related persons:

Revenue

During the year ended October 31, 2023, the Company recognized revenue of $10,828 from three companies owned by Nirajkumar Patel, the former Chief Executive Officer and a director of the Company, and/or his wife.

Purchases and Accounts Payable

During the year ended October 31, 2023, 100% of the inventories of products, consisting solely of the BIDI® Stick, were purchased from Bidi, a related party controlled by the family of Nirajkumar Patel, in the amount of $ 12,747,006. As of October 31, 2023, the Company product valued at $4,057,025 were held in inventory. In addition, as of October 31, 2023, the Company had an accounts payable balance to Bidi related to purchase of inventories of $1,521,491.

The KBI License Agreement provides that KBI shall pay Bidi license fees equivalent to 50% of the adjusted earned royalty payments, after any offsets due to jointly agreed costs such development costs incurred for entry to specific international markets. During the year ended October 31, 2023, the Company paid license fees of approximately $150,000 to Bidi. As of October 31, 2023 and 2022, no additional license fees are owed to Bidi. As of October 31, 2023, the Company had accounts payable to Bidi of $712,524 for NRE and $240,802 for reimbursement of insurance expense.

Leased Office Space and Storage Space

We capitalize all leased assets pursuant to ASU 2016-02, Leases (Topic 842) (“Topic 842”), which requires lessees to recognize right-of-use (“ROU”) assets and lease liability, initially measured at present value of the lease payments, on its balance sheet for leases with terms longer than 12 months and classified as either financing or operating leases. We exclude short-term leases having initial terms of 12 months or less from Topic 842 as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term. On June 10, 2022, we entered into the 2022 Lease with Just Pick for approximately 21,332 rentable square feet combined in our principal office building and warehouse, together with all improvements thereon. Just Pick is considered a related party because the family of our former Chief Executive Officer and director, Mr. Nirajkumar Patel, owns and controls Just Pick.

Receivables Purchase Arrangements

On November 29, 2023, we entered into two receivables purchase transactions pursuant to: (i) a Future Receivables Sale and Purchase Agreement, dated November 29, 2023, between Clearview Funding Solutions LLC (“Clearview”) and our company (the “Clearview Agreement”), and (ii) a Future Receivables Sale and Purchase Agreement, dated November 29, 2023, between Mr. Advance LLC (“Advance”) and our company (the “Advance Agreement”).

Pursuant to the Clearview Agreement, we sold future receivables in the principal amount of $864,000 (the “Clearview Future Receivables”) to Clearview in a private transaction for a purchase price of $600,000 (giving effect to original issue discount of $264,000). In connection with the sale of the Clearview Future Receivables, we also paid an origination fee to Clearview for underwriting and application costs of $36,520, resulting in net proceeds to us of $563,480 (gross of advisory fees). Our obligations under the Clearview Agreement are personally guaranteed by Eric Mosser, our former Chief Executive Officer and President.

Pursuant to the Advance Agreement, we sold future receivables in the principal amount of $864,000 (the “Advance Future Receivables”) to Advance in a private transaction for a purchase price of $600,000 (giving effect to original issue discount of $264,000). In connection with the sale of the Advance Future Receivables, we also paid an origination fee to Advance for underwriting and related expenses of $36,035, resulting in net proceeds to us of $563,965 (gross of advisory fees). Our obligations under the Advance Agreement are also personally guaranteed by Mr. Mosser.

Policies and Procedures for Related Party Transactions

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. When and if we contemplate entering into a transaction in which any executive officer, director, nominee, or any family member of the foregoing would have a direct or indirect interest, regardless of the amount involved, the terms of such transaction are presented to our board of directors (other than any interested director, if possible) for approval and documented in the board minutes.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

The following sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of Pubco following the closing of the Business Combination.

The directors will be divided into three classes and serve the following terms:

Class	Term
Class I

Class I directors serve for a term of three years, and are appointed by the shareholders at the beginning of each term. The next full 3-year term for Class I directors extends to the annual general meeting of stockholders in 2027.

Class II	Class II directors serve for a term of one year, and are appointed by the shareholders at the beginning of each term. The next term for Class II directors extends to the 2026 annual general meeting.
Class III

Class III directors serve for a term of two years, and are appointed by the shareholders at the beginning of each term. The next term for Class III directors extends to the 2025 annual general meeting.

The following table sets forth information regarding Pubco’s executive officers and directors upon completion of the Business Combination.

Name	Age	Position
Executive Officers
Mudit Paliwal(2)	52	Chief Executive Officer, Founder and Director
Andrew Benjamin	52	Executive Vice President
Joseph Nelson	41	Chief Financial Officer

Non-Employee Directors
Peter Shaerf(1)(2)(3)		Chairman of the Board of Directors
Michelle R. Bockmann(1)(3)	53	Director
Lelia Konyn(1)(2)(3)	56	Director
Elizabeth Turnbull(3)	50	Director

____________

(1)      Member of the audit committee, effective upon the consummation of the Business Combination.

(2)      Member of the compensation committee, effective upon the consummation of the Business Combination.

(3)      Member of the nominating and corporate governance committee, effective upon the consummation of the Business Combination.

As provided in the Merger Agreement, Delta has designated Mudit Paliwal, Peter Shaerf, Michelle R. Bockmann, Lelia Konyn and Elizabeth Turnbull to serve on the board of directors of Pubco.

Executive Officers and Directors

Mudit Paliwal has held a number of C-Level positions for over a decade in Shipping and Commodity focused companies. He has established and grown companies from small regional players and taken them global. Besides founding Delta Corp about 27 months ago, he was instrumental in taking companies global like Norvic Shipping, Caravel Group, etc. Prior to that he was with Noble Group for almost 10 years where he was their Executive VP with overall responsibility for Freight, Fuel teams with additional responsibility of investment management for the group’s logistic assets. He is a graduate Marine Engineer, went out to sea and became a Chief Engineer at 26 years. He received an MBA from LUMS, has a Master’s degree in Mathematical Trading & Finance from Cass Business School and has a diploma in Corporate Strategy from INSEAD, France.

Andrew Benjamin has served as an Executive Vice President of the Company since January 2021. Mr. Benjamin is a seasoned Dry-Bulk Freight Professional, having worked for more than 28 years in several Multi-National Commodity Trading houses, working across Australasia, Asia, Middle East, and Europe. 10 Years respectively with BHP (ASX: BHP) and Bunge (NYSE: BG) and most recently, using his vast experience in Shipping markets, has been intimately involved in the establishment and growth of Delta Corp Holding’s Shipping business. Mr. Benjamin is a graduate of The Victoria University of Technology receiving a diploma in Civil Engineering.

Joseph Nelson has served as the Chief Financial Officer of the Company since May 2022. Mr. Nelson has nearly 20 years of experience in a diversified career covering capital markets, shipping, energy, infrastructure, and investor relations. Prior to joining Delta Corp, Mr. Nelson was Head of Investor Relations for GasLog Ltd. (NYSE: GLOG) and GasLog Partners LP (NYSE: GLOP). Joseph previously worked as an Equity Research Analyst at Credit Suisse (NYSE: CS) covering marine transportation and oilfield services equities. Joseph began his career as a consultant for the Louis Berger Group (now WSP Global, TSX:WSP). He has a BS in Chemistry and a BA in Philosophy from the Stevens Institute of Technology and an MBA from New York University’s Leonard N. Stern School of Business. He is also a Director on the Board of Directors of DatChat, Inc. (NASDAQ: DATS), a blockchain-enabled cybersecurity, metaverse advertising platform and social media company. He is also a Director on the Board of Directors of DatChat, Inc. (NASDAQ: DATS), a blockchain-enabled cybersecurity, metaverse advertising platform and social media company.

Non-Employee Directors

Peter Shaerf has served as the Chairman of the Board of Directors of the Company since December 2021. In addition to his role as Chairman of the Company, Mr. Shaerf has been a partner at AMA Capital Partners since 2002. Prior to joining the Company and AMA Capital, Mr. Shaerf founded and operated The Commonwealth Group in 1982. Mr. Shaerf, has been actively involved in the operation, chartering, purchase and sale of vessels as well as significant experience advising private equity and institutional investors in the broad maritime space. Mr. Shaerf has also served on numerous boards of directors of both public and private companies, including serving on several audit committees and also as Deputy Chairman of a leading NYSE shipowning company. Mr. Shaerf is a graduate of London Metropolitan University where he received a Bachelor of Arts in Business Law.

Michelle Bockmann is currently a Market’s Editor/Analyst and a member of the Editorial Board of Lloyd’s List and Lloyd’s List Intelligence where she covers energy commodities and shipping trade flows, advising on regulatory, corporate, financial and geopolitical developments for the global maritime, dry bulk, and oil and gas sectors. Ms. Bockmann has a detailed understanding of the freight derivatives market resulting from twenty-five years of experience in global seaborne trade analysis working across three continents. Ms. Bockmann is a graduate of the University of South Australia where she received a Bachelor of Arts in Journalism.

Lelia Konyn was Head of HR & Corporate Affairs at Shun Shing Group, where she drove growth through strategy and brand articulation, performance, talent acquisition and organization development. She worked with the Board to transform the Group from an Asia family business to an international corporate. Prior to Shun Shing Group, she was global head of HR at Noble Group, playing a key role in Noble’s growth and transformation into a global multinational with operations in 38 countries. Ms. Konyn holds a degree in International Relations and East Asia Studies (China) from the Hebrew University in Jerusalem, and completed management courses at INSEAD and IMD. She is a qualified Non-Executive Director (Diploma, Financial Times) and speaks 7 languages.

Elizabeth Turnbull is a solicitor admitted to practice law in the United Kingdom. She specializes in shipping and arbitration matters and practices litigation and arbitration in a variety of international trade, transportation and investment matters. Ms. Turnbull is a founding partner of London law firm Preston Turnbull LLP and is a native Spanish speaker and a graduate of Bristol University.

Compensation Arrangements

Following the consummation of the Business Combination, Pubco intends to adopt a board of directors’ compensation program that is designed to align compensation with Pubco’ business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward directors who contribute to the long-term success of Pubco. That compensation program is expected to consist of, for each director of Pubco, and only for serving in such capacity, as follows: (i) $50,000 in cash payable quarterly; and (ii) $25,000 in Pubco Ordinary Shares payable on the anniversary of the beginning of the calendar year following such director’s services (i.e., January 1, 2024 for the calendar year 2023). The chairman of the board of directors of Pubco, in lieu of the foregoing, will receive for (i) and (ii) above, the amounts of $100,000 and $50,000 in Pubco Ordinary Shares, respectively. The Pubco Ordinary Shares will vest immediately upon their award.

Family Relationships

There are no family relationships among Pubco directors and executive officers.

Board Composition

Pubco’s business and affairs will be managed under the direction of the board of directors of Pubco, or the Pubco Board. Upon the Closing, Pubco’s board of directors will consist of up to seven directors. At the Closing, under the Merger Agreement, Delta will have the right to appoint up to six of the members of the board of directors and Kaival will have the right to appoint one member. Mr. Peter Shaerf will serve as Chairperson of the Pubco Board. Delta has designated Mudit Paliwal, Peter Shaerf, Michelle R. Bockmann, Lelia Konyn and Elizabeth Turnbull to serve on the board of directors of Pubco, and Kaival has designated [___]. Pubco’s Board of Directors will be divided into the following three classes upon consummation of the Business Combination:

•        Class I, which consists of Mudit Paliwal and Peter Shaerf, each of whose term will expire at the annual general meeting of shareholders in 2027.

•        Class II, which consists of Michelle Bockman and Elizabeth Turnbull, each of whose term will expire at the annual general meeting of shareholders in 2026.

•        Class III, which consists of Lelia Konyn and [___], whose term will expire at the annual general meeting of shareholders in 2025.

In accordance with the terms of the Proposed Charter and amended and restated memorandum and articles of association of Pubco, which will be effective upon the consummation of the Business Combination, the serving members of the Pubco Board will continue to serve as directors until their death, resignation, or removal or until their successors are duly appointed by the holders of Pubco Ordinary Shares. Pubco’s directors may be removed at any time with or without cause by the affirmative vote of the holders of a majority of its voting share.

Director Independence

Initially, we expect that four of the five Pubco directors will be “independent directors” as defined in the Nasdaq Stock Market Rules. Pursuant to applicable rules, an independent director is one who has no direct or indirect relationship with Pubco that could, in the view of the board of directors, be reasonably expected to interfere with a director’s independent judgment.

Role of the Pubco Board in Risk Oversight/Risk Committee

Upon the consummation of the Business Combination, one of the key functions of the Pubco Board will be informed oversight of Pubco’s risk management process. The Pubco Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Pubco Board as a whole, as well as through various standing committees of the Pubco Board that address risks inherent in their respective areas of oversight. In particular, the Pubco Board will be responsible for monitoring and assessing strategic risk exposure and Pubco’s audit committee will have the responsibility to consider and discuss Pubco’s major financial risk exposures, as well as risks related to cybersecurity and reputational risks, and the steps its management will take to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. Pubco’s compensation committee will also assess and monitor whether Pubco’ compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Effective upon the consummation of the Business Combination, the Pubco Board will establish an audit committee, a compensation committee, and a nominating and corporate governance committee, described below. The Pubco Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current Nasdaq rules. Pubco intends to comply with future requirements to the extent they will be applicable to Pubco. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of Pubco’s website.

Audit Committee

Pubco will establish an audit committee of the Pubco Board to be in place prior to or upon closing of the Business Combination. The audit committee will consist of Peter Shaerf, Michelle Bockman and Lelia Konyn. Peter Shaerf will serve as the chair of the audit committee. Pubco has determined that Mr. Shaerf satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of these members of the audit committee satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Each member of the audit committee will be able to read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. The audit committee will have a written charter.

The audit committee will oversee Pubco’s accounting and financial reporting processes. The functions of the audit committee will include, among other things:

•        evaluating the performance, independence and qualifications of Pubco’s independent auditors and determining whether to retain Pubco’s existing independent auditors or engage new independent auditors;

•        reviewing Pubco’ financial reporting processes and disclosure controls;

•        reviewing and approving the engagement of Pubco’s independent auditors to perform audit services and any permissible non-audit services;

•        reviewing the adequacy and effectiveness of Pubco’s internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of Pubco’s internal audit function;

•        reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by Pubco;

•        obtaining and reviewing at least annually a report by Pubco’s independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•        monitoring the rotation of partners of Pubco’s independent auditors on Pubco’s engagement team as required by law;

•        prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of Pubco’ independent auditor;

•        reviewing Pubco’s annual and quarterly financial statements and reports, including the disclosures contained in “Delta’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with Pubco’s independent auditors and management;

•        reviewing with Pubco’s independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of Pubco’ financial controls and critical accounting policies;

•        reviewing with management and Pubco’s auditors any earnings announcements and other public announcements regarding material developments;

•        establishing procedures for the receipt, retention and treatment of complaints received by Pubco regarding financial controls, accounting, auditing or other matters;

•        preparing the report that the SEC requires in Pubco’s annual proxy statement;

•        engaging independent counsel and other advisers, as necessary to carry out the audit committee’s duties;

•        reviewing and providing oversight of any related person transactions in accordance with Pubco’ related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including Pubco’ code of ethics;

•        reviewing Pubco’ major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•        reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Pubco believes the composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. Pubco intends to comply with future requirements to the extent they become applicable to Pubco.

Compensation Committee

Pubco will establish a compensation committee of the Pubco Board to be in place prior to or upon closing of the Business Combination. The compensation committee will consist of Lelia Konyn, Peter Shaerf and Mudit Paliwal. Lelia Konyn will serve as the chair of the compensation committee. The compensation committee will have a written charter and will oversee Pubco’s compensation of its executive officers and directors. The functions of the compensation committee will include, among other things:

•        reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•        reviewing and approving the compensation and other terms of employment of Pubco’s executive officers, including the Chief Executive Officer;

•        reviewing and approving performance goals and objectives relevant to the compensation of Pubco’s executive officers and assessing their performance against these goals and objectives;

•        making recommendations to the Pubco Board regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the Pubco Board;

•        reviewing and making recommendations to the Pubco Board regarding the type and amount of compensation to be paid or awarded to Pubco’s non-employee board members;

•        reviewing and assessing the independence of compensation consultants, legal counsel, and other advisors as required by Section 10C of the Exchange Act;

•        administering Pubco’s equity incentive plans, to the extent such authority is delegated by the Pubco Board;

•        reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for Pubco’ executive officers;

•        reviewing with management Pubco’s disclosures under the caption “Compensation Discussion and Analysis” in Pubco’ periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•        preparing an annual report on executive compensation that the SEC requires in Pubco’s annual proxy statement; and

•        reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with the Pubco Board.

Nominating and Corporate Governance Committee

Pubco will establish a nominating and corporate governance committee of the Pubco Board to be in place prior to or upon closing of the Business Combination. The nominating and corporate governance committee will consist of Michelle Bockman, Peter Shaerf, Lelia Konyn and Elizabeth Turnbull. Michelle Bockman will serve as the chair of Pubco’s nominating and corporate governance committee. The nominating and corporate governance committee will have a written charter and will be responsible for making recommendations to our Board regarding candidates for directorships and the size and composition of the Board. The functions of the nominating and corporate governance committee include, among other things:

•        identifying, reviewing, and making recommendations of candidates to serve on the Pubco Board;

•        overseeing the self-evaluation of the performance of the Pubco Board;

•        establishing procedures for the submission and consideration of nominations by shareholders of candidates for appointment to the Pubco Board;

•        evaluating the current size, composition and organization of the Pubco Board and its committees and making recommendations to the Pubco Board for approvals;

•        developing a set of corporate governance policies and principles and recommending to the Pubco Board any changes to such policies and principles;

•        reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the Pubco Board current and emerging corporate governance trends;

•        reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the Pubco Board, including undertaking an annual review of its own performance; and

•        overseeing the development and implementation of Pubco’s human capital management.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

The Pubco Board will adopt a Code of Business Conduct and Ethics applicable to all of Pubco’s employees, executive officers and directors, as well as a Code of Ethics for Senior Financial Officers applicable to its senior financial officers (collectively, the “Codes of Conduct”). The Codes of Conduct will be available on Pubco’s. Information contained on or accessible through Pubco’s website is not a part of and is not incorporated by reference into this proxy statement/prospectus, and the inclusion of Pubco’ website address in this proxy statement/prospectus is an inactive textual reference only. The nominating and corporate governance committee of the Pubco Board will be responsible for overseeing the Codes of Conduct and must approve any waivers of the Codes of Conduct for employees, executive officers and directors. Pubco expects that any amendments to the Codes of Conduct, or any waivers of its requirements, will be disclosed on its website.

Corporate Governance Practices

After the closing of the Business Combination, Pubco will be a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with corporate governance practices of the law of the Cayman Islands (collectively, “Home Country Practice”) instead of certain Nasdaq corporate governance rules, provided that we disclose which requirements we will not follow and the equivalent Home Country Practice that we will comply with instead.

We intend to rely on this “foreign private issuer exemption” in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Because Pubco will be a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Diversity

Pubco recognizes the importance and benefit of having a board of directors and senior management composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity and other factors. In support of this goal, the Pubco board of directors will, when identifying candidates to nominate for election to Pubco’s board of directors or appoint as senior management or in its review of senior management succession planning and talent management, consider diversity from a number of aspects, including, but not limited to, gender, age, disability, ethnicity and cultural diversity. In connection with the Closing, Pubco intends adopt a Diversity Policy (the “Diversity Policy”), applicable to its directors, officers and employees.

Non-Employee Director Compensation

The Pubco Board expects to review director compensation periodically to ensure that director compensation remains competitive such that Pubco is able to recruit and retain qualified directors. Following the consummation of the Business Combination, Pubco intends to develop a board of directors’ compensation program that is designed to align compensation with Pubco’s business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward directors who contribute to the long-term success of Pubco.

DESCRIPTION OF SECURITIES OF PUBCO

The following description of the material terms of Pubco’s ordinary shares following the Business Combination includes a summary of specified provisions of the amended and restated memorandum and articles of association of Pubco, which we refer to as the Pubco Charter, that will be in effect upon such time that the Business Combination has been completed. The Pubco Charter is attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part of and incorporated herein by reference. You are encouraged to read the relevant provisions of the Cayman Islands Companies Act and the Pubco Charter as they relate to the following summary.

Authorized Share Capital

Pubco’s share capital is $50,000 divided into 499,000,000 ordinary shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each. The board of directors of Pubco is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

As of the close of business on December 31, 2023, Pubco had one ordinary share issued and outstanding and no preferred shares issued and outstanding. Upon the completion of the Business Combination, Pubco will issue approximately [___] ordinary shares in connection with the Business Combination (without giving effect to the proposed Reverse Split) and the pre-existing one ordinary share issued and outstanding prior to the Business Combination will be automatically surrendered and cancelled.

Ordinary Shares

General

All of Pubco’s issued and outstanding ordinary shares will be issued credited as fully paid and non-assessable. Pubco’s ordinary shares are issued in registered form, and are issued when registered in Pubco’s register of members. Pubco’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of Pubco’s ordinary shares are entitled to such dividends as may be declared by Pubco’s board of directors, subject to Cayman Islands law, the Cayman Islands Companies Act and the Pubco Charter. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, provided that in no circumstances may Pubco pay a dividend if this would result in Pubco being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, Pubco must keep a register of members and there will be entered therein:

•        the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares of each member;

•        whether voting rights are attached to the share in issue;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon closing, the register of members will be immediately updated to reflect the issue of shares by Pubco. Once Pubco’s register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of Pubco’s ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of Pubco’s board of directors or by any one or more shareholders holding at least one-tenth of the votes attaching to the issued and outstanding ordinary shares in Pubco entitled to vote at general meetings, present in person or by proxy.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in Pubco entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Cayman Islands Companies Act or Pubco’s amended and restated memorandum and articles of association, Pubco expects to hold shareholders’ meetings annually and such meetings may be convened by Pubco’s board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 25 percent in par value of Pubco’s issued shares that carry the right to vote at general meetings. An extraordinary general meeting may also be called by the Chairman of the Board or the President of the Company. Advance notice of at least 10 days is required for the convening of Pubco’s annual general meeting and other general meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of Pubco, as permitted by the Cayman Islands Companies Act and the Pubco Charter. A special resolution will be required for important matters such as change of name or making further changes to the amended and restated memorandum and articles of association of Pubco.

Transfer of Ordinary Shares

Subject to the restrictions of the Pubco Charter, as applicable, any of Pubco’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by Pubco’s board of directors.

Pubco’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which Pubco has a lien. Pubco’s directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with Pubco, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as Pubco’s board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of ordinary shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•        the ordinary shares transferred are free of any lien in favor of Pubco.

If Pubco’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as Pubco’s board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended and the register shall not be closed for more than 30 days in any year.

Liquidation

On a winding up of Pubco, if the assets available for distribution among its shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among its shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Pubco for unpaid calls or otherwise. If Pubco’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by its shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Pubco’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Pubco may issue shares on terms that are subject to redemption, at Pubco’s option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by Pubco’s board of directors or by a special resolution of Pubco’s shareholders. Pubco may also repurchase any of its shares provided that the manner and terms of such purchase have been agreed between the board of directors and the relevant shareholder or are otherwise authorized by the Pubco Charter. Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of Pubco’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if Pubco can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, Pubco may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Cayman Islands Companies Act, the Pubco Charter and Cayman Islands law, be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of Pubco’s ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of Pubco’s list of shareholders or its corporate records. However, Pubco will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Pubco may from time to time by ordinary resolution:

•        increase its share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•        consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•        convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•        sub-divide its existing shares, or any of them into shares of a smaller amount that is fixed by the Pubco Charter; and

•        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to Companies Act and confirmation by the Grand Court of the Cayman Islands on an application by Pubco for an order confirming such reduction, Pubco may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Preferred Shares

The Pubco Charter authorizes Pubco’s board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

The Pubco Charter authorizes Pubco’s board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

Pubco’s board of directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company

Pubco is an exempted company with limited liability under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Business Opportunities

The Pubco Charter waives the corporate opportunities doctrine in effect by providing that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Pubco; and (ii) Pubco renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer on the one hand, and Pubco, on the other and (iii) except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, Pubco’s management has no duty to communicate or offer any such corporate opportunity to Pubco and shall not be liable to Pubco or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to Pubco. Pubco also waives any claims or causes of actions that Pubco may have for activities related to a corporate opportunity renounced in the Pubco Charter. In addition, the Pubco Charter contain provisions to exculpate and indemnify, to the maximum extent permitted by law, such persons in respect of any liability, obligation or duty to our company that may arise as a consequence of such persons becoming aware of any business opportunity or failing to present such business opportunity.

For information relating to the risks of the waiver of the business opportunities, see “Risk Factors — Pubco’s Proposed Charter provides that Pubco will waive any interest or expectancy in business opportunities presented to its officers, directors, affiliates and representatives, which will not limit such person’s activities in business opportunities that otherwise would be presented to Pubco.”

Taxation

The following summary of certain Cayman Islands tax consequences of an investment in Pubco’s ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this proxy statement/prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Pubco’s ordinary shares, such as the tax consequences under other tax laws.

Prospective investors should consult their advisors on the possible tax consequences of investing in Pubco’s ordinary shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in Pubco’s ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of Pubco’s ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Pubco’s ordinary shares nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of Pubco’s ordinary shares or on an instrument of transfer in respect of such shares.

Pubco has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Delta Corp Holdings Limited (the “Company”):

1.      That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1    On or in respect of the shares, debentures or other obligations of the Company; or

2.2    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

Pubco has certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which Pubco is subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, Pubco will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

a)      where this is necessary for the performance of our rights and obligations under any purchase agreements;

b)      where this is necessary for compliance with a legal and regulatory obligation to which Pubco is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

c)      where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should Pubco wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), Pubco will contact you.

Why We May Transfer Your Personal Data

In certain circumstances Pubco may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Anti-Takeover Provisions

Some provisions of Cayman Islands law and the Pubco Charter may have the effect of delaying, deterring or discouraging another party from acquiring control of Pubco. The Pubco Charter provides for a classified board of directors with three-year staggered terms as well as restrictions requiring the holders of shares together carrying at least one-third of the rights to vote at a shareholder meeting to be able to requisition a general meeting of shareholders. As a matter of Cayman Islands law, any resolutions in writing must be passed unanimously.

These provisions of the Pubco Charter and Cayman Islands law could delay the ability of shareholders to change the membership of a majority of its board, force shareholder action to be taken at an annual general meeting or an extraordinary general meeting called by Pubco’s board of directors or on the requisition of the holders of shares carrying at least one-third of the rights to vote at a shareholder meeting of Pubco, and in turn delay the ability of shareholders to force consideration of a proposal or take action.

The Pubco Charter requires an ordinary resolution to remove any director. The Pubco Charter and Cayman Islands law also require a special resolution to amend the Pubco Charter. Such requirements may prevent Pubco’s existing shareholders from effecting a change of management of Pubco and removing the provisions in Pubco’s constitutional documents that may have an anti-takeover effect. See the section entitled “Beneficial Ownership of Securities — Comparison of Corporate Governance and Shareholder Rights.”

Transfer Agent

The transfer agent and registrar for Pubco’s ordinary shares is expected to be American Stock Transfer & Trust Company, LLC.

COMPARISON OF SHAREHOLDER RIGHTS

Differences in Corporate Law

Kaival is incorporated under Delaware law and Delta is organized under the laws of England and Wales. Following the consummation of the Business Combination, both Kaival and Delta will become wholly-owned subsidiaries of Pubco which is organized under the laws of the Cayman Islands, and will receive Pubco Ordinary Shares.

The applicable provisions of the Companies Act 2006 of England and Wales (the “Companies Act”) differ from laws applicable to corporations organized in the Cayman Islands and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us, Business Corporation Act of the State of Delaware and Cayman Islands laws relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Cayman Islands law, Delaware law and the laws of England and Wales.

	England and Wales	Delaware	Cayman Islands
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.

Under the DGCL, The board of directors must consist of at least one member.

The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

Subject to the memorandum and articles of association, the board of directors of a Cayman Islands company may increase the size of the board and fill any vacancies.
Removal of Directors

Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed, such as allowing the director to make representations against his or her removal either at the meeting or in writing.

Under the DGCL, any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote subject to certain exceptions. In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

	England and Wales	Delaware	Cayman Islands
Vacancies on the Board of Directors

Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under the DGCL, unless otherwise provided in the articles of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum or by a sole remaining director.

Subject to the memorandum and articles of association, the board of directors have the power to appoint additional directors in order to fill any vacancies.
Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.

Under the DGCL, annual general meetings may be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Under the Cayman Islands law and subject to the articles of association, there is no requirement for a Cayman Islands exempted company to hold an annual general meeting.
General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.

		Under the DGCL, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.	Subject to the articles of association, a general meeting of the shareholders of a Cayman Islands exempted company may be called by the directors.
Notice of General Meetings

Subject to a company’s articles of association providing for a longer period, under the Companies Act, (i) at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting and (ii) at least 14 clear days’ notice is required for any other general meeting of a public limited company. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may

Under the DGCL, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Whenever stockholders are required or permitted to take any action at a meeting, written notice shall be given not less than 10 nor more than 60 days before the meeting.

Subject to a company’s articles of association providing for a longer period, under the Cayman Islands Companies Act, (i) at least five days’ notice has been served on every member; and in default of any regulations as to the persons to summon meetings, three members shall be competent to summon general meetings and any resolutions to be proposed at the meeting.

	England and Wales	Delaware	Cayman Islands

in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Quorum

Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.

Under the DGCL, unless the certificate of incorporation or the bylaws, , provide for different proportions, a majority of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on any matter, constitutes a quorum for the transaction of business, but in no event may a quorum consist of less than a third of the shares entitled to vote at the meeting.

Subject to the provisions of a company’s articles of association, the Cayman Islands Companies Act provides that three shareholders personally present shall be a quorum at a meeting.
Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

Under the DGCL, each stockholder entitled to vote at a meeting or express consent or dissent in writing without a meeting may authorize another person to act by proxy. The proxy must be in writing and is not valid after the expiration of three years from the date of its creation, unless the proxy provides for a longer period. A proxy is irrevocable if the written authorization states it is irrevocable, but only for as long as it is coupled with an interest sufficient in law to support an irrevocable power.

Under the Cayman Islands Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

	England and Wales	Delaware	Cayman Islands
Preemptive Rights

Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing holders of equity shares in the company in proportion to the respective nominal value of their holdings of ordinary shares, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under the DGCL, preemptive rights are only granted to stockholders if the certificate of incorporation specifically provides for them.

Subject to the provisions of a company’s articles of association, under the Cayman Islands law, shareholders have no preemptive rights to subscribe to additional issues of shares or to any security convertible into such shares.

Authority to Allot

Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act.

If the corporation’s certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Under the Cayman Islands Companies Act and subject to the memorandum and articles of association, the Directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

	England and Wales	Delaware	Cayman Islands
Liability of Directors and Officers

Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, is void. Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity,” or an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted; and (iii) provide a “qualifying pension scheme indemnity,” or an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan.

The DGCL permits a company to eliminate the personal liability of directors of a company to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Liability of directors may be limited, except with regard to their own fraud or willful default.

	England and Wales	Delaware	Cayman Islands
Voting Rights

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll. Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution.

Under the DGCL, unless otherwise provided in the certificate of incorporation, or in the certificate of designation establishing the class or series of stock, every stockholder of record of a corporation is entitled to one vote for each share of stock standing in his or her name on the records of the corporation.

Subject to the articles of association, each shareholder is entitled to one vote for each share held by such shareholder.

	England and Wales	Delaware	Cayman Islands

On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders present in person or by proxy who, being entitled to vote, vote on the resolution.

Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, respectively, present and voting, either in person or by proxy; and

•   the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for a greater vote, any merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires: the approval of the board of directors; and approval by the vote of the holders of a majority of the outstanding shares entitled to vote thereof and, if the certificate of incorporation provides for a separate vote of any class or series of stock, the approval by the holders of a majority of the outstanding shares of such class or series of stock of a corporation entitled to vote on the matter.

The Cayman Islands Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, respectively, present and voting, either in person or by proxy; and

•   the approval of the court.

	England and Wales	Delaware	Cayman Islands
Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

•   to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•   to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•   to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

•   to exercise independent judgment;

•   to exercise reasonable care, skill and diligence;

•   not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

•   to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

	England and Wales	Delaware	Cayman Islands

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Shareholder Litigation

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

A stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must: state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and either (i) allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action, or (ii) or state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, Pubco will have 499,000,000 shares of Pubco Ordinary Shares authorized and, based on assumptions set out elsewhere in this proxy statement/prospectus, up to [____] shares of Pubco Ordinary Shares issued and outstanding prior to giving effect to the proposed Reverse Split. All of the shares of Pubco Ordinary Shares issued in connection with the Business Combination will be freely transferable by persons other than by Pubco’s “affiliates” or Kaival’s or Delta’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Pubco Ordinary Shares in the public market could adversely affect prevailing market prices of the Pubco Ordinary Shares. Prior to the Business Combination, there has been no public market for shares of Pubco Ordinary Shares. Pubco intends to apply for listing of the Pubco Ordinary Shares on Nasdaq, but Pubco cannot assure you that a regular trading market will develop in the Pubco Ordinary Shares.

Lock-up Agreements

Concurrently with the entry into the Merger Agreement, Pubco, Delta and Kaival entered into lock-up agreements with certain holders of Kaival Common Stock or securities convertible into Kaival Common Stock (“Kaival Holders”) in respect of their holdings of Pubco Ordinary Shares, and DCC with respect to its holdings of Pubco Ordinary Shares, and which we refer to as the DCC Holdings (collectively, the “Restricted Securities”). These lock-up agreements provide for a lock-up period on Restricted Securities commencing on the date of Closing of the Business Combination and ending on the earlier of: (a) the six (6)-month anniversary of the date of the Closing, (b) the date on which the closing price of Pubco Ordinary Shares on Nasdaq (or other applicable exchange) is at least one-hundred and ten percent (110%) of the Per KAVL Share Price (as defined in the Lockup Agreement) for twenty (20) out of thirty (30) consecutive trading days commencing after the Closing, or (c) the date, if any, on which Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property. However, beginning on the three (3)-month anniversary of the date of the Closing, Kaival Holders may be permitted to sell or transfer Restricted Securities each trading day in an amount no greater than ten percent (10%) of the trading volume of the Pubco Ordinary Shares. This provision does not apply to the DCC Holdings.

Rule 144

All of Pubco Ordinary Shares that will be outstanding upon the completion of the Business Combination, other than those shares of Pubco Ordinary Shares registered pursuant to the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of Pubco and has beneficially owned Pubco’ restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about Pubco. Persons who are affiliates of Pubco and have beneficially owned Pubco’ restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding equity shares of the same class which, immediately after the Merger, will equal [____] equity shares; or

•        the average weekly trading volume of Pubco Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of Pubco under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Pubco.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while

Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

Pubco is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that Pubco sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by Pubco’s affiliates. Generally, subject to certain limitations, holders of Pubco’s restricted shares who are not affiliates of Pubco or who are affiliates of Pubco by virtue of their status as an officer or director of Pubco may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of Pubco restricted shares by an officer or director who is an affiliate of Pubco solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of Pubco restricted shares who will be an affiliate of Pubco other than by virtue of his or her status as an officer or director of Pubco.

Pubco is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Pubco’s or any of its eligible subsidiaries’ employees, consultants or advisors who purchases equity shares from Pubco in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

In connection with the entry into the Merger Agreement, Pubco and certain persons and entities which will hold Pubco Ordinary Shares upon the consummation of the Transaction have entered into a Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, Pubco will be obligated to file a registration statement to register the resale of Pubco Ordinary Shares issuable in connection with the Business Combination to specified equityholders of Delta and Kaival. The Registration Rights Agreement also provides these persons with demand and “piggy-back” registration rights, subject to certain minimum requirements and customary conditions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Split.

The following table sets forth information regarding (i) the actual beneficial ownership of Kaival Common Stock as of the date of this proxy statement/prospectus (pre-Business Combination) and (ii) the expected beneficial ownership of Pubco Ordinary Shares immediately following the consummation of the Business Combination, by:

•        each person who is known to be the beneficial owner of more than 5% of the outstanding shares of Kaival Common Stock and/or is expected to be the beneficial owner of more than 5% of the outstanding Pubco Ordinary Shares post-Business Combination;

•        each of Kaival’s current executive officers and directors;

•        each person who will become an executive officer or director of Pubco post-Business Combination; and

•        all executive officers and directors of Kaival as a group pre-Business Combination and all executive officers and directors of Pubco as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Kaival Common Stock pre-Business Combination is based on 7,079,658 shares of Kaival Common Stock issued and outstanding as of the date of this proxy statement/prospectus.

The expected beneficial ownership of Pubco Ordinary Shares post-Business Combination is based on [        ] Pubco Ordinary Shares issued and outstanding immediately following the closing of the Business Combination, prior to giving effect to the proposed Reverse Split.

The ownership percentage set forth below with respect to Pubco includes the shares issuable to holders of Delta’s Ordinary Shares, but does not take into account any shares reserved for issuance relating to Earnout Shares. See “Unaudited Pro Forma Combined Financial Information” for further information.

Unless otherwise indicated, Kaival and Pubco believe that all that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them.

	Kaival Before the Business Combination				Pubco After the Business Combination
Name and Address of Beneficial Owner(1)	Number of Shares of Kaival Common Stock		% of Kaival Common Stock		Number of Pubco Ordinary Shares	%
5% Holders
Kaival Holdings LLC(1)	1,569,514	(9)	22%		[___]
Directors and Executive Officers of Kaival Before the Business Combination
Mark Thoenes, Interim Chief Executive officer and Director	14,604	(2)	*	%	[___]	[___]	%
Eric Morris, Interim Chief Financial Officer	8,401	(3)	*	%	[___]	[___]	%
David Worner, Director	10,952	(4)	*		*	*
Ketankumar Patel, Director	3,000	(5)	*		*	*
Ashesh Modi, Director	3,000	(6)	*		*	*
All directors and executive officers of Kaival Before the Business Combination (seven persons)	39,957		*	%	[___]	[___]	%

	Kaival Before the Business Combination		Pubco After the Business Combination
Name and Address of Beneficial Owner(1)	Number of Shares of Kaival Common Stock	% of Kaival Common Stock	Number of Pubco Ordinary Shares		%
Directors and Executive Officers of Pubco After the Business Combination(10)
Mudit Paliwal	—	—	[___]	(11)	[___]	%
Andrew Benjamin	—	—	—		—
Joseph Nelson	—	—	—		—
Peter Shaerf	—	—	—		—
Michelle R. Bockmann	—	—	—		—
Lelia Konyn	—	—	—		—
Elizabeth Turnbull	—	—	—		—
[___]	[___]	[___]
All directors and executive officers of Pubco after the Business Combination ([7] persons)	—	—%	[___]		[___]	%

____________

*        Less than 1%.

(1)      The address for each person listed above is 4460 Old Dixie Highway, Grant-Valkaria, Florida 32949, unless otherwise indicated.

(2)      Applicable percentage of ownership is based on 7,079,658 shares of common stock outstanding as of September [*], 2024. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable within 60 days of September [*], 2024, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any person.

(3)      Eric Morris serves as our Interim Chief Financial Officer. Consists of 6,020 shares of our common stock and approximately 2,381 shares of our common stock issuable upon the exercise of vested options.

(4)      David Worner serves as a member of our board. Consists of approximately 10,952 shares of our common stock issuable upon the exercise of vested options.

(5)      [___]

(6)      [___]

(7)      [___]

(8)      [___]

(9)      Includes shares of common stock beneficially owned by [___]. The principal business address of [___] is [___]. All information regarding [___] is based on information disclosed in a statement on Schedule 13G filed with the SEC on [___].

(10)    Unless otherwise noted, the business address of the each of the persons listed below is c/o Delta Corp. Holdings Ltd., Suite 3016, The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB, United Kingdom.

(11)    By virtue of ordinary shares held directly by Delta Corp Cayman Limited, an entity controlled by Mr. Paliwal and members of his family.

MARKET INFORMATION AND DIVIDENDS ON SECURITIES

Kaival

Market for Kaival Common Stock

Kaival’s Common Stock is currently listed on the Nasdaq Capital Market under the symbol “KAVL.”

Holders

As of the date of this proxy statement/prospectus, there were [__] holders of record of Kaival Common Stock. See the section entitled “Beneficial Ownership of Securities.”

Dividend Policy

Kaival does not pay a regular dividend on its common stock and does not currently intend to pay cash dividends.

Pubco

Market for Pubco Ordinary Shares

Pubco is an entity newly formed to effectuate the Business Combination and there has been no public market for Pubco Ordinary Shares.

Holders

As a newly-formed entity, as of the date of this proxy statement/prospectus, there was one holder of Pubco’s securities.

Dividend Policy Following the Business Combination

Following completion of the Business Combination, Pubco’s board of directors will consider whether or not to institute a dividend policy. Pubco may pay dividends in the future, although no dividend policy has been adopted by it or currently is resolved to be adopted. It is the present intention of Pubco to retain any earnings for use in its business operations and, accordingly, Pubco does not anticipate its board of directors declaring any dividends in the foreseeable future.

Delta

Market for Delta’s Securities

Delta is a private entity and there has been no public market for Delta’s securities.

ENFORCEABILITY OF CIVIL LIABILITIES

Delta Corp Holdings Limited (“Pubco”) is an exempted company incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of Pubco’s assets are located outside the United States. In addition, a majority of Pubco’s directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Pubco or these persons, or to bring an action against Pubco or against these persons in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Delta Corp Holdings Limited and its officers and directors. Pubco has appointed Maples Fiduciary Services (Delaware) Inc. as its agent to receive service of process in the United States.

Maples and Calder (Cayman) LLP (“Maples”), our legal counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against Pubco or its directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against Pubco or its directors or officers, predicated upon the securities laws of the United States or any state in the United States.

Maples has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgement of the same matter, (f) is not impeachable on grounds of fraud, and (g) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

LEGAL MATTERS

The validity of the Pubco Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for Maples and Calder (Cayman) LLP. Certain legal matters relating to U.S. law will be passed upon for Pubco and Delta by Ellenoff Grossman & Schole LLP. Certain legal matters relating to U.S. law will be passed upon for Kaival by Sichenzia Ross Ference Carmel LLP.

EXPERTS

The financial statements of Kaival as of October 31, 2023 and 2022, included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Delta at December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Kaival’s securities is vStock LLC. The transfer agent Pubco’s Ordinary Shares is expected to be American Stock Transfer & Trust Company LLC.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Kaival and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Kaival’s annual report to shareholders and Kaival’s proxy statement. Upon written or oral request, Kaival will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Kaival deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Kaival deliver single copies of such documents in the future. Shareholders may notify Kaival of their requests by calling or writing Kaival at its principal executive offices at:

Kaival Brands Innovations Group, Inc.
4460 Old Dixie Highway
Grant-Valkaria, Florida 32949
(833) 452-4825

SUBMISSION OF SHAREHOLDER PROPOSALS

Shareholder Proposals

The Pubco Charter does not establish a procedure for shareholders who wish to present a proposal before an annual general meeting of shareholders. The Pubco Charter provides that the only business that may be conducted at an annual general meeting of shareholders is business that is properly brought before such meeting by or at the direction of Pubco’s board of directors.

The Pubco Charter does provide a means for shareholders holding at the date of deposit of the requisition not less than one-third of the share capital of Pubco as at that date carries the right of voting at general meetings of Pubco. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at Pubco’s principal place of business (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists. If the directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

Shareholder Director Nominees

The Pubco Charter does not provide for shareholders to nominate directors for appointment at an annual general meeting or at a special meeting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC under the Exchange Act. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the SEC’s public reference room at the following location: Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at (800) SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at www.sec.gov. In addition, stockholders may obtain free copies of certain documents filed with the SEC by Kaival through the “SEC Filings” section of our website.

You may obtain any of the documents we file with the SEC, without charge, by requesting them in writing or by telephone from us at the following address:

Kaival Brands Innovations Group, Inc.
4460 Old Dixie Highway
Grant-Valkaria, Florida 32949
(833) 452-4825

MISCELLANEOUS

You should not send in your Kaival stock certificates until you receive transmittal materials after the Merger is completed.

None of Kaival, Delta or Pubco has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this prospectus/proxy statement or in any of the materials that have been incorporated in this prospectus/proxy statement. Therefore, neither Kaival, Delta nor Pubco take any responsibility for any other information that others may provide you. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus/proxy statement or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus/proxy statement does not extend to you. This proxy statement/prospectus is dated __________, 2024. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement/prospectus) and the mailing of this proxy statement/prospectus to stockholders does not create any implication to the contrary. This proxy statement/prospectus does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Kaival Brands Innovations Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kaival Brands Innovations Group, Inc. and its subsidiaries (collectively, the “Company”) as of October 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com
We have served as the Company’s auditor since 2018.
Houston, Texas
February 13, 2024

Kaival Brands Innovations Group, Inc.
Consolidated Balance Sheets

	October 31, 2023	October 31, 2022
ASSETS
CURRENT ASSETS:
Cash	$533,659	$3,685,893
Accounts receivable	1,869,276	574,606
Other receivable – related party – short term	—	1,539,486
Inventories, net	4,071,824	1,239,725
Prepaid expenses	430,668	426,407
Income tax receivable	—	1,607,302
Total current assets	6,905,427	9,073,419
Fixed assets, net	2,842	—
Intangible assets, net	11,468,309	—
Other receivable – related party – net of current portion	—	2,164,646
Right of use asset – operating lease	1,008,428	1,198,969
TOTAL ASSETS	$19,385,006	$12,437,034

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$374,332	$40,023
Accounts payable – related party	2,474,817	—
Loans payable, net	799,471	—
Accrued expenses	736,194	1,099,157
Customer deposits	—	44,973
Customer refund due	392,406	—
Deferred revenue	—	235,274
Operating lease obligation – short term	184,568	166,051
Total current liabilities	4,961,788	1,585,478

LONG TERM LIABILITIES:
Operating lease obligation, net of current portion	866,207	1,050,776
TOTAL LIABILITIES	5,827,995	2,636,254

STOCKHOLDERS’ EQUITY:

Preferred stock; 5,000,000 shares authorized
Series A Convertible Preferred stock ($0.001 par value, 3,000,000 shares authorized, none issued and outstanding as of October 31, 2023 and October 31, 2022, respectively)	—	—
Series B Convertible Preferred stock ($0.001 par value, 900,000 shares authorized, 900,000 and none issued and outstanding as of October 31, 2023 and October 31, 2022, respectively)	900	—

Common stock
($0.001 par value, 1,000,000,000 shares authorized, 2,793,386 and 2,674,718 shares issued and outstanding as of October 31, 2023 and October 31, 2022, respectively)	2,793	2,675
Additional paid-in capital	44,317,266	29,429,281
Accumulated deficit	(30,763,948)	(19,631,176)
Total Stockholders’ Equity	13,557,011	9,800,780
TOTAL LIABILITIES & EQUITY	$19,385,006	$12,437,034

The accompanying notes are an integral part of these consolidated financial statements.

Kaival Brands Innovations Group, Inc.
Consolidated Statements of Operations

	For the Years Ended October 31,
	2023	2022
Revenues
Revenues, net	$12,395,134	$12,701,539
Revenues – related party	10,828	68,139
Royalty revenue	780,929	117,292
Excise tax on products	(99,873)	(125,513)
Total revenues, net	13,087,018	12,761,457

Cost of revenues
Cost of revenue – related party	10,512,423	11,345,912
Cost of revenue – other	—	174,520
Total cost of revenue	10,512,423	11,520,432

Gross profit	2,574,595	1,241,025

Operating expenses
Advertising and promotion	2,450,721	2,679,308
General and administrative expenses	10,787,775	12,950,373
Total operating expenses	13,238,496	15,629,681

Other income (expense)
Interest expense, net	(466,523)	4
Total other income (expense)	(466,523)	4

Loss before income taxes provision	(11,130,424)	(14,388,652)

Provision for (benefit from) income taxes	2,348	(18,317)

Net loss	(11,132,772)	(14,370,335)
Preferred stock dividend	(112,500)	—
Net loss attributable to common shareholders	$(11,245,272)	$(14,370,335)

Net loss per common share – basic and diluted	$(4.13)	$(7.60)

Weighted average number of common shares outstanding – basic and diluted	2,721,080	1,890,971

The accompanying notes are an integral part of these consolidated financial statements.

Kaival Brands Innovations Group, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended October 31, 2023, and 2022

	Convertible Preferred Shares (Series A)	Par Value Convertible Preferred Shares (Series A)	Convertible Preferred Shares (Series B)	Par Value Convertible Preferred Shares (Series B)	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, October 31, 2021	3,000,000	$3,000	—	$—	1,437,869	$1,438	$21,580,716	$(5,260,841)	$16,324,313
Stock Issued for Services – RSUs	—	—	—	—	5,870	6	172,373	—	172,379
Common shares settled and cancelled	—	—	—	—	(2,130)	(2)	(59,860)	—	(59,862)
Common stock issued for compensation	—	—	—	—	1,888	2	65,321	—	65,323
Exercise of common stock warrants	—	—	—	—	40,744	41	1,625,609	—	1,625,650
Converted Series A Convertible Preferred Stock	(3,000,000)	(3,000)	—	—	1,190,477	1,190	1,810	—	—
Stock option expense	—	—	—	—	—	—	6,043,312	—	6,043,312
Net loss	—	—	—	—	—	—	—	(14,370,335)	(14,370,335)
Balances, October 31, 2022	—	$—	—	$—	2,674,718	$2,675	$29,429,281	$(19,631,176)	$9,800,780

Common shares issued for purchase of intangible assets	—	—	—	—	95,239	95	1,119,705	—	1,119,800
Preferred series B shares issued for purchase of intangible assets	—	—	900,000	900	—	—	9,047,080	—	9,047,980
Stock warrants issued for purchase of intangible assets	—	—	—	—	—	—	1,264,396	—	1,264,396
Common shares issued for services	—	—	—	—	4,381	4	51,506	—	51,510
Common shares issued for loan	—	—	—	—	19,048	19	130,459		130,478
Stock option expense	—	—	—	—	—	—	3,168,430	—	3,168,430
Stock warrant expense	—	—	—	—	—	—	218,909	—	218,909
Preferred stock dividend	—	—	—	—	—	—	(112,500)		(112,500)
Net loss	—	—	—	—	—	—	—	(11,132,772)	(11,132,772)
Balances, October 31, 2023	—	$—	900,000	$900	2,793,386	$2,793	$44,317,266	$(30,763,948)	13,557,011

The accompanying notes are an integral part of these consolidated financial statements.

Kaival Brands Innovations Group, Inc.
Consolidated Statements of Cash Flows

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(11,132,772)	$(14,370,335)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	—	237,702
Stock options expense	3,168,430	6,043,312
Stock warrants expense	218,909	—
Depreciation and amortization	328,304	—
Amortization of debt discount	463,160	—
Bad debt expense	47,727	—
ROU operating lease expense	190,541	132,890
Inventory reserve	381,512	—
Write-off of inventory	105,057	259,563

Changes in current assets and liabilities:
Accounts receivable	(1,342,397)	1,410,580
Other receivable – related party	3,704,132	(3,704,132)
Prepaid expenses	325,739	(106,876)
Inventory	(3,318,668)	13,827,082
Inventory deposit – related party	—	2,925,000
Income tax receivable	1,607,302	146,292
Accounts payable	334,309	(202,806)
Accounts payable – related party	2,474,817	(12,667,769)
Accrued expenses	(475,463)	519,553
Deferred revenue	(235,274)	235,274
Customer deposits	(44,973)	44,973
Customer refunds due	392,406	(316,800)
Right of use liabilities – operating lease	(166,052)	(118,633)
Net cash used in operating activities	(2,973,254)	(5,705,130)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for equipment	(3,480)	—
Transaction acquisition costs	(312,289)	—
Net cash used in investing activities	(315,769)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the exercise of warrants	—	1,625,650
Settled RSU shares with cash	—	(59,862)
Proceeds from loans payable	1,272,980	—
Payments on loans payable	(1,136,191)	—
Net cash provided by financing activities	136,789	1,565,788

Net change in cash	$(3,152,234)	$(4,139,342)
Beginning cash balance	3,685,893	7,825,235
Ending cash balance	$533,659	$3,685,893

Kaival Brands Innovations Group, Inc.
Consolidated Statements of Cash Flows — (Continued)

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$3,363	$—
Income taxes paid	$—	$—

NON-CASH TRANSACTIONS
Common shares issued for acquisition of intangible assets	$1,119,800	$—
Common shares issued for services-transaction cost	$51,510	$—
Series B preferred stock shares issued for acquisition of intangible assets	$9,047,980	$—
Stock warrants issued for acquisition of intangible assets	$1,264,396	$—
Preferred stock dividend	$112,500	$—
Insurance financed by third party	$330,000	$—
Common stock issued for note payable financing	$130,478	$—
Conversion of Series A Preferred Stock Shares to Common Stock Shares	$—	$25,000
New ROU leased asset recognized	$—	$1,276,255

The accompanying notes are an integral part of these consolidated financial statements.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 1 — Organization and Description of Business

Kaival Brands Innovations Group, Inc. (the “Company,” the “Registrant,” “we,” “us,” or “our”), formerly known as Quick Start Holdings, Inc., was incorporated on September 4, 2018, in the State of Delaware.

Current Description of Business

The Company is focused on growing and incubating innovative and profitable products into mature, dominant brands. On March 9, 2020, the Company entered into an exclusive distribution agreement (the “Distribution Agreement”) of certain electronic nicotine delivery systems (“ENDS”) and related components (the “Products”) with Bidi Vapor, LLC, a Florida limited liability company (“Bidi”), a related party company that is also owned by Nirajkumar Patel, the Chief Science and Regulatory Officer and director of the Company. The Distribution Agreement was amended and restated on May 21, 2020, again on April 20, 2021, again on June 10, 2022, and again on November 17, 2022 (collectively the “A&R Distribution Agreement”), in order to clarify some of the provisions and memorialize the Company’s current business relationship with Bidi. Pursuant to the A&R Distribution Agreement, Bidi granted the Company an exclusive worldwide right to distribute the Products for sale and resale to non-retail level customers. Currently, the Products consist primarily of the “Bidi Stick.” The Company ceased all direct-to-consumer sales in February 2021.

On August 31, 2020, the Company formed Kaival Labs, Inc., a Delaware corporation (herein referred to as “Kaival Labs”), as a wholly owned subsidiary of the Company, for the purpose of developing Company-branded and white-label products and services. The Company has not yet launched any Kaival-branded product, nor has it begun to provide white label wholesale solutions for other product manufacturers. On March 11, 2022, the Company formed Kaival Brands International, LLC, a Delaware limited liability company (herein referred to as “KBI”), as a wholly owned subsidiary of the Company, for the purpose of entering into an international licensing agreement with Philip Morris Products S.A. (“PMPSA”), a wholly owned affiliate of Philip Morris International Inc. (“PMI”).

On June 13, 2022, the Company’s wholly owned subsidiary, KBI, entered into the PMI License Agreement with PMPSA, a wholly owned affiliate of PMI, for the development and distribution of ENDS products in certain markets outside of the United States, subject to market (or regulatory) assessment. The PMI License Agreement grants to PMPSA a license of certain intellectual property rights relating to Bidi’s ENDS device, known as the BIDI® Stick in the United States, as well as potentially newly developed devices, to permit PMPSA to manufacture, promote, sell, and distribute such ENDS device and newly developed devices, in international markets, outside of the United States.

Current Product Offerings

Pursuant to the A&R Distribution Agreement, The Company sells and resells electronic nicotine delivery systems, which it may refer to herein as “ENDS Products”, or “e-cigarettes”, to non-retail level customers. The sole Product the Company resells is the “BIDI® Stick,” a disposable, tamper-resistant ENDS product that comes in a variety of flavor options for adult cigarette smokers. The Company does not manufacture any of the Products it resells. The BIDI® Stick is manufactured by Bidi. Pursuant to the terms of the A&R Distribution Agreement, Bidi provides the Company with all branding, logos, and marketing materials to be utilized by the Company in connection with its marketing and promotion of the Products.

COVID-19

In January 2020, the World Health Organization (the “WHO”) announced a global health emergency because of a new strain of coronavirus (“COVID-19”) originating in Wuhan, China and the risks to the international community as the virus spread globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic based on the rapid increase in global exposure.

The Company was indirectly impacted by supply chain issues and regulatory oversight. The Company believes that many retailers and distributers relaxed their compliance standards as an indirect result of COVID-19 for two reasons: (i) government enforcement of regulations was very limited due to imposed social restrictions, resulting in

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 1 — Organization and Description of Business (cont.)

less in-person monitor enforcement by government officials and (ii) retail stores experienced light foot traffic from customers due to COVID-19 restrictions and fears, which resulted in relaxed compliance in an effort to generate additional revenue.

Impact of FDA PMTA Determinations and August 2022 11th Circuit Decision

In September 2021, in connection with the PMTA process, the FDA effectively “banned” flavored ENDS by denying nearly all then-pending PMTAs for such products. Following the issuance of Marketing Denial Orders (“MDO”), manufacturers are required to stop selling non-tobacco flavored ENDS products.

Bidi, along with nearly every other company in the ENDS industry, received a MDO for its non-tobacco flavored ENDS products. With respect to Bidi, the MDO covered all non-tobacco flavored BIDI® Sticks, including its Arctic (menthol) BIDI® Stick. As a result, beginning in September 2021, Bidi challenged the MDO. First, on September 21, 2021, separate from the judicial appeal of the MDO in its entirety, Bidi filed a 21 C.F.R. §10.75 internal the FDA review request specifically of the decision to include the Arctic (menthol) BIDI® Stick in the MDO. In May 2022, the FDA issued a determination that it views the Arctic BIDI® Stick as a flavored ENDS product, and not strictly a menthol flavored product.

On September 29, 2021, Bidi petitioned the U.S. Court of Appeals for the Eleventh Circuit (the “11th Circuit”) to review the FDA’s denial of the PMTAs for its non-tobacco flavored BIDI® Stick ENDS, arguing that it was arbitrary and capricious under the Administrative Procedure Act (“APA”), as well as ultra vires, for the FDA not to conduct any scientific review of Bidi’s comprehensive applications, as required by the Tobacco Control Act (“TCA”), to determine whether the BIDI® Sticks are “appropriate for the protection of the public health”. Bidi further argued that the FDA violated due process and the APA by failing to provide fair notice of the FDA’s new requirement for ENDS companies to conduct long-term comparative smoking cessation studies for their flavored products, and that the FDA should have gone through the notice and comment rulemaking process for this requirement.

On October 14, 2021, Bidi requested that the FDA re-review the MDO and reconsider its position that Bidi did not include certain scientific data in its applications sufficient to allow the PMTAs to proceed to scientific review. In light of this request, on October 22, 2021, pursuant to 21 C.F.R. § 10.35(a), the FDA issued an administrative stay of Bidi’s MDO pending its re-review. Subsequently, the FDA decided not to rescind the MDO and lifted its administrative stay on December 17, 2021. Following the lifting of the FDA’s administrative stay, Bidi filed a renewed motion to stay the MDO with the 11th Circuit. On February 1, 2022, the appellate court granted Bidi’s motion to stay (i.e., put on hold) the MDO, pending the litigation on the merits. Oral arguments in the merits-based proceeding were held on May 17, 2022.

On August 23, 2022, the U.S. Court of Appeals for the Eleventh Circuit set aside the MDO issued to the non-tobacco flavored BIDI® Sticks and remanded Bidi’s Premarket Tobacco Product Application (“PMTA”) back to the FDA for further review. Specifically, the Court held that the MDO was “arbitrary and capricious” in violation of the Administrative Procedure Act (“APA”) because the FDA failed to consider the relevant evidence before it, specifically Bidi’s aggressive and comprehensive marketing and sales-access-restrictions plans designed to prevent youth appeal and access.

The opinion further indicated that the FDA did not properly review the data and evidence that it has long made clear are critical to the appropriate for the protection of the public health (“APPH”) standard for PMTAs set forth in the Tobacco Control Act including, in Bidi’s case, “product information, scientific safety testing, literature reviews, consumer insight surveys, and details about the company’s youth access prevention measures, distribution channels, and adult-focused marketing practices,” which “target only existing adult vapor product users, including current adult smokers,” as well as the Company’s retailer monitoring program and state-of-the-art anti-counterfeit authentication system. Because a MDO must be based on a consideration of the relevant factors, such as the marketing and sales-access-restrictions plans, the denial order was deemed arbitrary and capricious, and vacated by the FDA.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 1 — Organization and Description of Business (cont.)

The FDA did not appeal the 11th Circuit’s decision. The Agency had until October 7, 2022 (45 days from the August 23, 2022 decision) to either request a panel rehearing or a rehearing “en banc” (a review by the entire 11th Circuit, not just the 3-judge panel that issued the decision), and until November 21, 2022 (90 days after the decision) to seek review of the decision by the U.S. Supreme Court. No request for a rehearing was filed, and no petition for a writ of certiorari was made to the Supreme Court.

In the meantime, the Company anticipates continued ability to market and sell the non-tobacco flavored BIDI® Sticks, subject to the FDA’s enforcement discretion, for the duration of the PMTA scientific review.

Separately, on or about May 13, 2022, the FDA placed the tobacco-flavored Classic BIDI® Stick into the final Phase III scientific review. In March 2023, FDA issued a deficiency letter regarding the Classic BIDI® Stick PMTA, to which Bidi submitted in June 2023. Subsequently, on January 22, 2024, FDA issued a MDO for the Classic BIDI® Stick. On January 26, 2024, Bidi filed a petition for review of the MDO with the 11th Circuit Court of Appeals, followed by a motion to stay the MDO. Bidi is arguing, among other things, that the MDO was arbitrary and capricious in violation of the Administrative Procedure Act. The Company cannot provide any assurances as to the timing or outcome.

Risks and Uncertainties

The FDA has indicated that it is prioritizing enforcement of unauthorized ENDS against companies (1) that never submitted PMTAs, (2) whose PMTAs have been refused acceptance or filing by the FDA, (3) whose PMTAs remain subject to MDOs, and (4) that are continuing to market unauthorized synthetic nicotine products after the July 13, 2022, cutoff. Subject to FDA’s enforcement discretion, until the scientific review process is complete on each of Bidi’s PMTA’s, the Company views the risk of FDA enforcement against Bidi as low. The Company anticipates FDA will move forward with a review of Bidi’s PMTA on remand, as directed by the Court; however, the Company cannot provide any assurances as to the timing or outcome.

Note 2 — Basis of Presentation and Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company’s wholly-owned subsidiaries, Kaival Labs and Kaival Brands International. Intercompany transactions are eliminated.

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America (“GAAP”) and have been consistently applied in the preparation of the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of October 31, 2023, and October 31, 2022.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

The Federal Deposit Insurance Corporation (“FDIC”) insures deposits according to the ownership category in which the funds are insured and how the accounts are titled. The standard deposit insurance coverage limit is $250,000 per depositor, per FDIC-insured bank, per ownership category. The Company had uninsured cash of $252,586 and $2,912,793 as of October 31, 2023, and October 31, 2022, respectively.

Advertising and Promotion

All advertising, promotion and marketing expenses, including commissions, are expensed when incurred.

Accounts Receivable and Allowance for Doubtful Accounts

Receivables are stated at cost, net of an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on the management’s assessment of the collectability of accounts receivable. A considerable amount of judgment is required in assessing the amount of the allowance and the Company considers the historical level of credit losses and collection history and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of debtors based on ongoing credit evaluations and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the debtors were to deteriorate, resulting in their inability to make payments, a larger allowance may be required. As of October 31, 2023, based upon management’s assessment of the accounts receivable aging and the customers’ payment history, the Company has determined that no allowance for doubtful accounts is required. The Company also had no allowance for doubtful accounts as of October 31, 2022.

On January 22, 2024, the FDA issued an MDO on Bidi Vapor’s “Classic” BIDI® Stick PMTA. The Company evaluated the impact of this MDO to the financial statements and recorded an estimated accrual for potential customer returns of the “Classic” products of $113,243 as of October 31, 2023 which is included in accrued expenses in the consolidated balance sheets in order to comply with ASC 855 Subsequent Events. See Note 12.

Inventories

All product inventory is purchased from a related party, Bidi. Inventories are stated at the lower of cost and net realizable value. Cost includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. The Company determines cost based on the first-in, first-out (“FIFO”) method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. As of October 31, 2023, the inventories only consisted of finished goods and were located in three locations; the Kaival main warehouse and two customer warehouses whose service agreements are on a consignment basis with Kaival. During fiscal year 2023, the Company had a write-off of $105,057 related to short-coded Bidi sticks that were no longer able to be sold. Based upon fiscal year 2023 inventory management procedures and their results, the Company has determined that no allowance for inventory is required as of October 31, 2022.

On January 22, 2024, the FDA issued an MDO on Bidi Vapor’s “Classic” BIDI® Stick PMTA. The Company evaluated the impact of this MDO to the financial statements and recognized a full reserve for all remaining “Classic” products on hand amounting to $381,512 as of October 31, 2023 in order to comply with ASC 855 Subsequent Events. See Note 12.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), in the second quarter of fiscal year 2020, as this was the first quarter that the Company generated revenues. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration that the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price;

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

(4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. Under ASC 606, disaggregated revenue from contracts with customers depicts the nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors.

Deferred Revenue

The Company accepts partial payments for orders from wholesale customers, which it holds as deposits or deferred revenue, until the Company has received full payment and orders are shipped to the customer. Revenue for these orders is recognized at the time of shipment to the customer. As of October 31, 2023, and October 31, 2022, the Company has $0 and $44,973 in deposits from customers, respectively, which is included with the Company’s current liabilities. As of October 31, 2023, and October 31, 2022, the Company has $0 and $235,274 in deferred income from PMI guaranteed royalty revenue prepayments, respectively, which is included with the Company’s current liabilities.

Customer Refunds

In the normal course of business, the Company issues credits for product returns and certain customer incentives related to rebates, discounts and promotions. When such credits exceed amounts receivable from customers, the Company recognizes such excess amounts as customer refunds which will be applied against future product purchases. As of October 31, 2023, and October 31, 2022, the Company had $392,406 and $0 refunds due to various customers, respectively.

Products Revenue

The Company generates products revenue from the sale of the Products (as defined above) to non-retail customers. The Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied and control of the Products has been transferred to the customer. In most situations, transfer of control is considered complete when the products have been shipped to the customer. The Company determined that a customer obtains control of the Product upon shipment when title of such product and risk of loss transfer to the customer. The Company’s shipping and handling costs are fulfillment costs, and such amounts are classified as part of cost of sales. The Company offers credit sales arrangements to non-retail (or wholesale) customers and monitors the collectability of each credit sale routinely.

Revenue is measured by the transaction price, which is defined as the amount of consideration expected to be received in exchange for providing goods to customers. The transaction price is adjusted for estimates of known or expected variable consideration, which includes refunds and returns as well as incentive offers and promotional discounts on current orders. Estimates for sales returns are based on, among other things, an assessment of historical trends, information from customers, and anticipated returns related to current sales activity. These estimates are established in the period of sale and reduce revenue in the period of the sale. Variable consideration related to incentive offers and promotional programs are recorded as a reduction to revenue based on amounts the Company expects to collect. Estimates are regularly updated, and the impact of any adjustments are recognized in the period the adjustments are identified. In many cases, key sales terms such as pricing and quantities ordered are established at the time an order is placed and incentives have very short-term durations.

Amounts billed and due from customers are short term in nature and are classified as receivable since payments are unconditional and only the passage of time related to credit terms is required before payments are due. The Company does not grant payment financing terms greater than one year. Payments received in advance of revenue recognition are recorded as deferred revenue, as noted above.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

Royalty Revenue

On June 13, 2022, KBI entered into the PMI License Agreement with PMPSA, effective as of May 13, 2022 (the “PMI Commencement Date”). Pursuant to the PMI License Agreement, KBI granted PMPSA an exclusive irrevocable license to use its technology, documentation, and intellectual property to make, distribute, and sell disposable nicotine e-cigarettes Products based on the intellectual property in certain international markets set forth in the PMI License Agreement (the “PMI Markets”). The Company has the exclusive international distribution rights to the Products and, in order to allow KBI to fulfill its obligations set forth in the PMI License Agreement, has contributed the international distribution rights for the PMI Markets to KBI as set forth in a Capital Contribution Agreement, dated June 10, 2022. The sublicense granted to PMPSA is exclusive in the PMI Markets and neither KBI nor any of its affiliates can sell, promote, use, or distribute any competing products in the PMI Markets for the duration of the term of the PMI License Agreement and any Sell-Out Period (as defined in the PMI License Agreement). PMSPA will be responsible for any regulatory filings necessary to sell the Products in the PMI Markets. Both KBI and PMPSA agree to work together in the registration and maintenance of the Intellectual Property, but KBI will bear all cost and expense to implement the registration strategy. Finally, PMPSA has agreed to potential future development services with KBI in the PMI Markets and has been granted certain rights with respect to potential future products.

The initial term of the PMI License Agreement is five (5) years and automatically renews for an additional five-year period unless PMPSA has failed to meet the agreed upon minimum key performance indicators set forth in the PMI License Agreement, in which case the PMI License Agreement will automatically terminate at the end of the initial license term.

In consideration for the grant of the licensed rights, PMPSA agreed to pay to KBI a royalty equal to a percentage of the base price of the first sale of each unit of Product manufactured. In addition, before the launch of the first product in a market and each anniversary of such launch, PMPSA agrees to pre-pay to KBI a guaranteed minimum royalty based on the estimated royalties payable by PMPSA to KBI in relation to all markets in the twelve (12)-month period following the first launch or each successive anniversary of the first launch, subject to an aggregate maximum guaranteed royalty payment for all markets for each applicable twelve (12)-month period. PMPSA may require modification of certain products to be sold under the PMI Licensing Agreement to be modified for a PMI Market. Pursuant to the PMI Licensing Agreement, PMPSA has absolute discretion over sales, marketing, product branding and packaging pertaining to sales in the PMI Markets, as well as the right to select the specific PMI Markets in which to launch commercialization and determine what product types are to be promoted in each market, subject to sales and marketing plans and annual business plans set by PMPSA and certain expansion criteria agreed between PMPSA and KBI. Royalty revenue earned from the PMI License Agreement is recognized in the period the sales of the Product manufactured occurs. As of October 31, 2023, amounts receivable from PMPSA in connection with the PMI License Agreement totaled $1,002,196 of which $289,672 and $712,524 pertain to royalties and reimbursement of certain non-recurring engineering costs, respectively.

The PMI License Agreement contains customary representations, warranties, covenants, and indemnification provisions; however, KBI’s liability under the PMI License Agreement is capped at the greater of: (i) Ten Million Dollars ($10,000,000); or (ii) an amount equal to the total of the royalties due to KBI (but not yet paid) plus the royalties (including the guaranteed royalty payment) paid to KBI pursuant to the PMI License Agreement during the immediately preceding twelve (12) consecutive months, provided that such amount shall not exceed Thirty Million Dollars ($30,000,000).

On June 10, 2022, Bidi entered into a License Agreement (the “KBI License Agreement”) with KBI, pursuant to which KBI has the exclusive irrevocable license to use Bidi’s licensed intellectual property to the extent necessary for KBI to fulfill its obligations set forth in the PMI Licensing Agreement. Such irrevocable license includes: (i) the right of KBI to grant sub-licenses to PMPSA under the PMI License Agreement for the express purposes set forth in the PMI License Agreement, but for no other purpose; (ii) the right of KBI to grant to PMPSA the right to grant sub-sub-licenses in the manner set forth in the PMI License Agreement, but for no other purpose; and (iii) certain branding rights to the extent (but only to the extent) necessary to permit KBI to perform its obligations to PMPSA as set forth in the PMI License Agreement.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

On August 12, 2023, the Company executed and entered into a Deed of Amendment No. 1 (the “PMI License Amendment”) with PMPSA, Bidi and KBI. Pursuant to the PMI License Amendment (which has an effective date of June 30, 2023), the following material changes have been made to the PMI License Agreement:

1.      Royalty Rate.    The royalty paid by PMPSA to KBI will no longer be based on sales price of the Product being sold, but rather on the volume of liquid contained within Product being sold. The royalty will be on a sliding scale of between $0.08 to $0.16 per sale based on the volume of liquid contained in the Product, increasing to between $0.10 to $0.20 per sale upon meeting certain sales milestones. For purposes of determining aggregate sales threshold, all sales undertaken since commencement of the PMI Licensing Agreement will be counted.

2.      Elimination of Certain Potential Royalty Adjustments.    Certain potential adjustments to the royalties receivable by KBI as provided for in the PMI License Agreement have been eliminated.

3.      Guaranteed Royalty.    The guaranteed royalty payment owed to KBI under the PMI License Agreement has been eliminated. Instead, royalties will be paid on a quarterly basis going-forward based on actual sales. Any unpaid guaranteed royalty has been cancelled.

4.      Insurance Tail Requirements.    KBI’s requirement to keep certain tail insurance after the expiration or termination of the PMI Licensing Agreement was reduced from 6 years to 2 years.

5.      Markets.    The identification of the PMI Markets that PMI may enter has been expanded to cover certain additional territories.

6.      Net Reconciliation Payment to KBI.    As a result of the changes to the PMI License Agreement described in paragraphs 1 thought 3 above, the value of such changes was calculated and reconciled as of the date of commencement of the PMI Licensing Agreement through June 30, 2023. On September 8, 2023, the Company received the Net Reconciliation Payment from PMPSA of $134,981 pursuant to this provision.

The KBI License Agreement provides that KBI shall pay Bidi license fees equivalent to 50% of the adjusted earned royalty payments, after any offsets due to jointly agreed costs such development costs incurred for entry to specific international markets. During the year ended October 31, 2023, the Company paid license fees of approximately $150,000 to Bidi. As of October 31, 2023 and 2022, no additional license fees are owed to Bidi.

Concentration of Revenues and Accounts Receivable

For the fiscal year 2023, (i) approximately 15% or $1,986,970 of the revenue from the sale of Products, solely consisting of the BIDI® Stick, was generated from GPM Investments, LLC, (ii) approximately 14% or $1,842,511 was generated from H.T. Hackney Co, (iii) approximately 14% or $1,817,310 was generated from FAVS Business, LLC, (iv) approximately 13% or $1,759,563 was generated from C Store Master, and (v) approximately 11% or $1,501,439 was generated from QuikTrip Corporation.

For the fiscal year 2022, (i) approximately 30% or $3,945,534 of the revenue from the sale of Products, solely consisting of the BIDI® Stick, was generated from Favs Business, (ii) approximately 15% or $1,892,245 of the revenue from the sale of the Products was generated from H.T. Hackney Co., and (iii) approximately 11% or $1,472,888 of the revenue from the sale of Products, solely consisting of the BIDI Stick, was generated from GPM.

FAVS Business LLC with an outstanding balance of $302,400, C Store Master with an outstanding balance of $300,590, and QuikTrip Corporation with an outstanding balance of $164,987 accounted for approximately 35%, 35%, and 19% of the total accounts receivable from customers, respectively, as of October 31, 2023.

Favs Business with an outstanding balance of $375,425 and QuikTrip Corporation, with an outstanding balance of $85,510, accounted for approximately 65% and 15% of the total accounts receivable from customers, respectively, as of October 31, 2022.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

Share-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments (share-based payments, referred to herein as “SBP”) based on the grant-date fair value of the award. That cost is recognized over the period during which a recipient is required to provide service in exchange for the SBP award — the requisite service period (vesting period). For SBP awards subject to performance conditions, compensation is not recognized until the performance condition is probable of occurrence. The grant-date fair value of share options is estimated using the Black-Scholes-Merton option-pricing model based on certain assumptions which include the expected term, expected volatility and discount rate.

The expected term of options granted represents the period of time that options granted are expected to be outstanding. The expected volatility is based on the volatility in the trading of the Common Stock over the expected term of the award. The assumed discount rate is the default risk-free ten-year interest rate for U.S. Treasury bills.

Net Loss Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period, without consideration of potential common stock equivalents.

Diluted net income (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common stock outstanding plus common share equivalents from conversion of dilutive stock options and warrants using the treasury method and preferred stock using the as-converted method, except when antidilutive. In the event of a net loss, the effects of all potentially dilutive shares are excluded from the diluted net loss per share calculation as their inclusion would be antidilutive. For the year ended October 31, 2023 the outstanding common stock equivalents excluded from the computation of diluted net loss were 449,106 shares for stock options, 242,548 shares for warrants and 357,120 shares for series B convertible preferred stock. For the year ended, October 31, 2022 the outstanding common stock equivalents excluded from the computation of diluted net loss were 152,489 shares for stock options and 110,396 shares for warrants.

Income Tax

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on the Company’s financial condition, results of operations, or cash flow.

The Company has Federal net operating loss (“NOL”) carryforwards, consisting of total deferred tax assets, totaling approximately $23.8 million and state NOL carryforwards, consisting of total deferred tax liabilities, totaling approximately $0.2 million. With the changes instituted by the CARES Act, the Federal NOLs have an indefinite life and will not expire. The Company’s federal and state tax returns for the 2020, 2021, and 2022 tax years generally remain subject to examination by U.S. and various state authorities. A valuation allowance is recorded to reduce the deferred tax asset if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance of $7,319,289 for the -year ended on October 31, 2023, and a valuation allowance of $4,286,289 for the year ended on October 31, 2022 were necessary to reduce the total net deferred tax asset to the amount that will more likely than not be realized pursuant to ASC 740 for those fiscal years.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•        Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•        Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•        Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash, restricted cash, accounts receivable, accounts payable and accrued expenses. As of October 31, 2023, and 2022, the Company did not have any financial assets or liabilities measured and recorded at fair value on a recurring basis.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplified the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplified the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that required entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revised the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revised the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (“EPS”) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. ASU 2020-06 was effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption was permitted. The Company has elected to early adopt ASU 2020-06 effective beginning November 1, 2022. There was no impact on the consolidated financial statements as a result of adopting this standard.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

The Company does not believe that any recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements. However, In March 2022, the FASB issued ASU 2022-02, “Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures.” ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the current expected credit loss (“CECL”) model. The amendments eliminate the accounting guidance for troubled debt restructurings (“TDRs”) by creditors that have adopted the CECL model and enhance the disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this ASU should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, where an entity has the option to apply a modified retrospective transition method resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. This is not effective for the Company until November 1, 2023

Note 3 — Going Concern

The accompanying financial statements of the Company are prepared in accordance with U.S. GAAP applicable to a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business within one year after the date the consolidated financial statements are issued.

In accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40), the Company’s management evaluates whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying financial statements are issued.

The Company will need significant additional funds to satisfy its outstanding payables, fund its working capital, and fully implement its business plan as the Company seeks to grow its revenues and ultimately achieve positive cash flow and profitability. In addition, the Company’s ability to continue as a going concern is adversely affected by the uncertainty surrounding Bidi’s PMTA process with FDA and outcome of Bidi’s petition with the 11th Circuit Court of Appeals regarding the FDA’s January 2024 MDO relating to Classic Bidi® Stick as well as the Company’s negative cash flows from operations, significant recurring losses and present need for additional funding. All of these factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Management plans to continue similar operations with increased marketing and enhanced efforts to increase sales, which the Company believes will result in increased revenue and ultimately net income and positive cash flow from operations.

However, there is no assurance that the Company’s plans will be able to generate expected or greater amounts of revenues or ever achieve profitability due to the factors listed above as well as the regulation and public perception of ENDS products and the various other risks faced by the Company. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these or other risks or uncertainties.

Note 4 — Acquisition of GoFire Assets

On May 30, 2023 (the “Closing Date”), the Company and Kaival Labs entered into an Asset Purchase Agreement (the “GoFire APA”) with GoFire, Inc. (“GoFire”) to purchase certain intellectual property assets of GoFire consisting of various patents concerning electronic vaporizers and related technologies (the “Purchased Assets”) in exchange for equity securities of the Company and certain contingent cash consideration. The Company participated in this transaction with the intent to diversify its product offerings and create both near and long-term revenue opportunities. The Purchased Assets consist of 19 existing and 47 pending patents with novel technologies related to vaporization and inhalation.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 4 — Acquisition of GoFire Assets (cont.)

Pursuant to the terms of the GoFire APA, the Company paid to GoFire, in addition to certain contingent cash consideration described below, consideration in the form of equity securities of the Company consisting of (i) an aggregate of 95,239 shares of Common Stock (the “APA Shares”); (ii) 900,000 shares of newly-designated Series B Convertible Preferred Stock, par value $0.001 per share, (the “Series B Preferred Stock” and the shares of Common Stock underlying the Series B Preferred, the “Series B Conversion Shares”), the rights, preferences and terms of which are set forth in a Certificate of Designation of Rights and Preferences of the Series B Preferred Stock (the “Certificate of Designation”), and (iii) a common stock purchase warrant to purchase 95,239 shares of Common Stock (the “Warrant” and the shares of Common Stock underlying the Warrant, the “Warrant Shares”). As additional consideration for the Purchased Assets, any cannabis-specific (meaning cannabis, hemp or cannabinoid) royalties that are generated by Kaival Labs from or due to the Purchased Assets, from the Closing Date until January 1, 2027, will be subject to a contingent cash payment (“CCP”). Prior to the earlier of: (i) the Company achieving less than or equal to $15,000,000 in aggregate gross cannabis-specific royalties from any Kaival Labs licensing agreements, and (ii) January 1, 2027, the Company shall pay GoFire a CCP equal to 50% of the aggregate gross cannabis-specific royalties generated by the Purchased Assets. After the earlier of: (i) the Company achieving greater than $15,000,000 in aggregate gross cannabis-specific royalties, and (ii) January 1, 2027, the Company shall pay GoFire a CCP equal to 10% of the aggregate gross cannabis-specific royalties generated by the Purchased Assets until January 1, 2027. Pursuant to the GoFire APA, the Company is required to use commercially reasonable efforts to register the APA Shares and Warrant Shares with the SEC for distribution to GoFire’s stockholders and/or public resale by such stockholders within 180 days of the Closing Date. In addition, if any Series B Preferred Stock remains outstanding nineteen (19) months after the Closing Date, the Company shall use commercially reasonable efforts to file with the SEC a subsequent registration statement registering the distribution to GoFire’s stockholders and/or public resale Series B Conversion Shares by such stockholders. If such subsequent registration statement is required, the Company will use its commercially reasonable efforts to obtain effectiveness of such subsequent registration statement within nineteen (19) months of the Closing Date, and if the Company does not so register the Series B Conversion Shares within nineteen (19) months of the Closing Date, the Company will issue to GoFire or its designee an additional ten percent (10%) of all of the Series B Conversion Shares underlying the then outstanding shares of Series B Preferred Stock. All of the securities issued as consideration for the Purchased Assets are subject to a lock-up agreement that terminates one hundred eighty (180) days from the Closing Date.

The Company has determined that the acquisition of the Purchased Assets constitutes an asset acquisition and has recorded the assets under a cost accumulation model. Assets acquired and liabilities assumed are recognized at cost, which is the consideration the acquirer transferred to the seller, as well as direct transaction costs, on the acquisition date. The cost of the acquisition is then allocated to the assets acquired based on their relative fair values. The cost of acquisition does not include any contingent consideration related to contingent cash payments as those obligations are contingent in future amount of royalties and will be recognized when the contingency is resolved, and the consideration is paid or becomes payable. Goodwill is not recognized in asset acquisition. The Purchased Assets have been recorded at a cost of $11,795,975 and are included in Intangible Assets in the consolidated balance sheet.

The consideration paid for the GoFire APA was as follows (see Note 5):

Common Stock	$1,119,800
Series B Preferred Stock	9,047,980
Common Stock Warrants	1,059,523
Transaction Costs	568,672
Total consideration	$11,795,975

The fair value of the Common Stock is based on the publicly traded share price as of the acquisition date and represents a Level 1 measurement.

The fair value of the Series B Preferred Stock and Common Stock Warrants were determined using the Black-Scholes Option Pricing model. The fair value measurements are based on significant unobservable inputs, including management estimates and assumptions, and thus represent Level 3 measurements.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 5 — Intangible Assets, net

The Company’s intangible assets include patents and technology that were acquired pursuant to the GoFire APA. The cost and accumulated amortization of the intangible assets amounted to $11,795,975 and $327,666 as of October 31, 2023, respectively. Amortizable patents and technology have a useful life of 15.0 years with a weighted average remaining useful life of 14.6 years.

The Company recognized an amortization expense of $327,666 for the year ended October 31, 2023. Amortization expense is included under general and administrative expenses in the consolidated statement of operations.

Future amortization expense of intangible assets is as follows:

2024	$786,398
2025	786,398
2026	786,398
2027	786,398
2028	786,398
Thereafter	7,536,319
Total	$11,468,309

Note 6 — Loans Payable

On May 9, 2023, the Company entered into two loan agreements which are collateralized by all assets of the Company until the loans are repaid in full. As illustrated in the following table, under the terms of these agreements, the Company received the disclosed Purchase Price and agreed to repay the disclosed Purchase Amount, which is collected by the lenders at the disclosed weekly payment rate. The Company’s former Chief Executive Officer, Eric Mosser personally guarantees the performance of these loans.

The Company has accounted for these agreements as loans under ASC 860 because while we provided rights to current and future receipts, we still had control over the receipts. The difference between the Purchase Amount and the Purchase Price is imputed interest that is recorded as interest expense when paid.

The following table shows our loan agreements as of October 31, 2023, and there were none as of October 31, 2022:

Inception Date	Purchase Price	Purchased Amount	Outstanding Balance	Payment frequency	Payment Rate	Deferred Finance Fees
May 9, 2023	$400,000	$580,000	$53,709	Weekly	20,714	$3,434
May 9, 2023	400,000	580,000	80,467	Weekly	20,714	5,247
	$800,000	$1,160,000	$134,176			$8,681

On August 9, 2023, the Company entered into a Securities Purchase Agreement (the “SPA”) with AJB Capital Investments, LLC (“AJB”), pursuant to which the Company sold a Promissory Note in the principal amount of $650,000 (the “Note”) to AJB in a private transaction for a purchase price of $585,000 (giving effect to original issue discount of $65,000). The Note matures on February 8, 2024 (the “Maturity Date”) and bears interest at the rate of 10% per annum. Interest shall be payable on a monthly basis beginning on the date that is one month following the date of issuance of the Note. Provided no event of default (as defined in the Note) is in effect as of the Maturity Date, the Company may elect to extend the Maturity Date for a period of six (6) months. Pursuant to the terms of the SPA, the Company paid a commitment fee to AJB in the form of 19,048 shares of Common Stock (the “Commitment Fee Shares”) with a relative fair value of $130,478 which was recognized as discount to the note. The debt discount and issuance costs are amortized over the term of the note. Amortization expense amounted to $122,273 for the year ended

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 6 — Loans Payable (cont.)

October 31, 2023. Under the SPA, the Company has the right to repurchase half of the Commitment Fee Shares if the Note is repaid in full prior to maturity. As of October 31, 2023 the carrying value of the loan and unamortized debt discount and issuance costs were $513,295 and $136,705 respectively

On May 20, 2023, the Company obtained a nine month loan from Westfield Bank to finance the annual D&O insurance. The principal amount was $342,001 and subject to an effective interest rate of 7.79%. As of October 31, 2023, the remaining balance was $152,000.

Note 7 — Leases

The Company capitalizes all leased assets pursuant to ASU 2016-02, Leases (Topic 842) (“Topic 842”), which requires lessees to recognize right-of-use (“ROU”) assets and lease liability, initially measured at present value of the lease payments, on its balance sheet for leases with terms longer than 12 months and classified as either financing or operating leases. The Company excludes short-term leases having initial terms of 12 months or less from Topic 842 as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term. The Company does not have financing leases and only one operating lease for office space and inventory storage space with a related party, as of October 31, 2023. Certain of the Company’s leases, have and may in the future, include renewal options, which have been and might be in the future, included in the calculation of the lease liabilities and right of use assets when the Company is reasonably certain to exercise the option.

Office and Storage Space On November 1, 2021 the Company entered into a month-to-month lease agreement with Ranger Enterprises, LLC, located in Seymour, Indiana, to store product inventory at this satellite location. The Company made payments on this lease in the amount of $19,959. The lease was terminated in June 2022.

On November 11, 2021 the Company entered into a month- to-month lease agreement with FFE Solutions Group, located in Salt Lake City Utah, to store additional product inventory at this satellite location. The Company made payments on this lease in the amount of $19,108. This lease was terminated in April 2022.

On June 10, 2022, the Company entered into a Lease Agreement (the “2022 Lease”) with Just Pick for approximately 21,332 rentable square feet combined in the office building and warehouse located at 4460 Old Dixie Highway, Grant-Valkaria, Florida 32949 (the “Premises”), together with all improvements thereon. The Company must pay Just Pick base rent equal to $17,777 per month during the first year of the Lease Term with a five-year lease renewal option. Thereafter, the monthly base rent will be increased annually with a monthly base rent of $18,666 in the second year, $19,554 in the third year, $20,443 in the fourth year, $22,221 in the fifth year, $23,999 in the sixth year, and one twelfth (1/12th) of the market annual rent for the seventh through eleventh years, if applicable. In addition to the base rent, the Company must pay one hundred percent (100%) of operating expenses, insurance costs, and taxes for each calendar year during the Lease term. For both the ROU asset and ROU liability, the lease renewal option was considered in the calculation with an incremental borrowing rate of 4.5%. The Company had $190,541 and $118,633 in operating lease expenses for the year ended October 31, 2023, and October 31, 2022, respectively.

Cash flow information related to leases was as follows:

	October 31, 2023	October 31, 2022
Other Lease Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(190,541)	$(118,633)

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 7 — Leases (cont.)

The following table summarizes the lease-related assets and liabilities recorded in the consolidated balance sheets on October 31, 2023, and 2022:

Lease Position	October 31, 2023	October 31, 2022
Operating Leases
Operating lease right-of-use assets	$1,008,428	$1,198,969
Right of use liability operating lease, current portion	$184,568	$166,051
Right of use liability operating lease, long term	866,207	1,050,776
Total operating lease liabilities	$1,050,775	$1,216,827

The following table provides the future minimum operating lease payments as of October 31, 2023:

Operating Leases
Future minimum operating lease liabilities on October 31, 2023
2024	$228,133
2025	238,800
2026	253,614
2027	274,946
2028 and thereafter	175,989
Total future undiscounted lease payments	$1,171,482
Less: Imputed interest	(120,707)
Present value of lease liabilities	$1,050,775

As of October 31, 2023, the Company had no additional leases which had not yet commenced.

Note 8 — Stockholders’ Equity

Common Shares

During the year ended October 31, 2023, the Company issued 95,239 shares of Common Stock as consideration for the acquisition of the GoFire Purchased Assets. The Company also issued 4,381 shares of Common Stock as compensation for advisory services rendered in connection with the GoFire APA. See Note 4.

During the year ended October 31, 2023, the Company issued 19,048 common shares with a value of $130,478 as part of a loan issued on August 9, 2023.

During the year ended October 31, 2022, the Company issued 1,888 common shares for services rendered with a fair value of $65,323. There were 1,190,477 common shares issued for the conversion of Series A Convertible Preferred Stock to Common Stock, see preferred shares converted below. The Company issued 40,744 for $1,625,650 proceeds for the exercise of warrants.

The Company’s stock-based compensation for Common Stock issued for services for the fiscal years ended October 31, 2023, and October 31, 2022, was $0 and $237,702, respectively.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 8 — Stockholders’ Equity (cont.)

Restricted Stock Unit Awards

During the year ended October 31, 2022, 5,870 shares of Common Stock were issued to seven employees of the Company pursuant to restricted stock unit (“RSU”) agreements, resulting in $172,379 of share-based compensation. Of the shares issued to employees, 2,130 shares were withheld by the Company to satisfy tax withholding obligations equal to $59,862.

On March 4, 2022, the Company’s Board approved the termination of the RSU agreements with the consent of the employees. At the time these agreements were terminated, there remained 1,564,166 unvested RSUs with approximately $4,457,875 of related unvested compensation. See Common Stock Compensation Transition Plan below for additional details.

Series A Convertible Preferred Stock

Each share of the Series A Preferred Stock was initially convertible into 100 shares of Common Stock; However, it was affected by a subsequent reverse stock split also, the conversion rate was adjusted such that each share of the Series A Preferred Stock is convertible into approximately 0.3968 shares of Common Stock. On June 24, 2022, all 3,000,000 shares of Series A Preferred Stock were converted into shares of Common Stock by Kaival Holdings. The conversion of 3,000,000 shares of Series A Preferred Stock, at a conversion rate of 0.3968, equaled 1,190,477 shares of Common Stock.

Series B Convertible Preferred Stock

The Company issued 900,000 shares of the Series B Preferred Stock as consideration for the acquisition of the GoFire Purchased Assets. The Series B Preferred Stock carries no voting rights except: (i) with respect to the ability of the holders of a majority of the then outstanding Series B Preferred Stock (the “Majority Holders”), to nominate a director to the Company’s board of directors, and (ii) that the vote of the Majority Holders is necessary for effecting any amendment to the Company’s Certificate of Incorporation or Certificate of Designation that affects the Series B Preferred Stock. The Series B Preferred Stock is redeemable at the option of the Company at a redemption price of $15 per share, subject to potential downward adjustments based on the trading price of the Common Stock. Subject to additional limitations in the GoFire APA, the Series B Preferred Stock holds seniority over the Common Stock and each other class of series of securities now existing or hereafter authorized with respect to dividend rights, the distribution of assets upon liquidation, and dissolution and redemption rights. Upon a liquidation and winding up of the Company, the holders of Series B Preferred Stock are entitled to a liquidation preference of $15 per share (the “Liquidation Preference”), though the redemption may be adjusted downward based on the trading price of the Common Stock at the time of liquidation. The holders of Series B Preferred Stock are entitled to receive a dividend equal to 2% of the Liquidation Preference, accruing from the Closing Date and payable on the eighteen-month anniversary of the Closing Date. No preemptive rights are granted to the holders of Series B Preferred Stock. The Majority Holders have the ability to cause a voluntary conversion of the Series B Preferred Stock into Common Stock at a conversion rate of 0.3968 shares of Common Stock per share of Series B Preferred Stock which may only occur on or after the following dates 18 month, 24 month, 36, month, 48 month, and 60 month anniversary of the original issuance date; and only up to 180,000 number of shares of Series B Preferred Stock on each of the these dates. All shares of Series B Preferred Stock will automatically convert to Common Stock upon the occurrence of a Change of Control (as defined in the GoFire APA).

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 8 — Stockholders’ Equity (cont.)

Stock Options

Summary of stock options information is as follows:

	Aggregate Number	Aggregate Exercise Price	Exercise Price Range	Average Exercise Price
Outstanding, October 31, 2021	7,143	$3,074,010	$191.52 – 602.28	$430.17
Granted	148,124	6,708,460	21.63 – 59.85	45.29
Exercised	—	—	—	—
Cancelled, forfeited, or expired	(2,778)	(861,041)	191.52 – 545.58	309.95
Outstanding, October 31, 2022	152,489	8,921,429	21.63 – 602.28	58.50
Granted	300,188	5,314,460	10.08 – 20.72	17.66
Exercised	—	—	—	—
Cancelled, forfeited, or expired	(3,571)	(154,481)	43.26	43.26
Outstanding, October 31, 2023	449,106	$14,081,408	$10.08 – 602.28	31.36
Exercisable, October 31, 2023	185,496	$9,194,852	$12.81 – 602.28	$49.57

The fair value of each option granted during the year ended October 31, 2023 and 2022 was estimated on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions in the following table:

	2023	2022
Expected dividend yield	0%	0%
Expected option term (years)	6.25 – 10	10
Expected volatility	270.98% – 286.91%	279.81% – 288.93%
Risk-free interest rate	3.47% – 4.34%	1.74% – 3.13%

The expected term of options granted represents the period of time that options granted are expected to be outstanding. The expected volatility was based on the volatility in the trading of the Common Stock. The assumed discount rate was the default risk-free ten-year interest rate for US Treasury bills.

During the year ended October 31, 2022, the Company recognized stock option expense of $6,043,312 related to outstanding stock options. As of October 31, 2022, the Company had $1,716,795 of unamortized stock option expense. The weighted average remaining contractual life is approximately 9.52 years for stock options outstanding on October 31, 2022. As of October 31, 2022, the outstanding options have an intrinsic value of $50,000.

On February 27, 2022, non-qualified stock options exercisable for up to 9,524 shares of Common Stock were awarded to two consultants of the Company. These stock options have a ten-year term from the grant date, with one-half of the shares vesting on the grant date and the remaining one-half of the shares vesting on the first anniversary of the grant date. The fair value of the options on the grant dates was $489,998 using a Black-Scholes option pricing model with the following assumptions: stock price $51.45 per share (based on the quoted trading price on the date of grant), a computed volatility of 288.93%, expected term of 10 years, and a risk-free interest rate of 1.83%.

On April 22, 2022, non-qualified stock options exercisable for up to 3,571 shares of Common Stock were awarded to one consultant of the Company. These stock options have a ten-year term from the grant date, with one-half of the shares vesting on June 30, 2022 and the remaining one-half of the shares vesting on October 31, 2022. The fair value of the options on the grant date was 106,499 using a Black-Scholes option pricing model with the following assumptions: stock price $29.82 per share (based on the quoted trading price on the date of grant), a computed volatility of 286.00%, expected term of 10 years, and a risk-free interest rate of 2.90%.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 8 — Stockholders’ Equity (cont.)

On May 18, 2022, non-qualified stock options exercisable for up to 23,810 shares of Common Stock were awarded to one consultant of the Company. These stock options have a ten-year term from the grant date, with the shares fully vesting on December 1, 2022. The fair value of the options on the grant date was $514,997 using a Black-Scholes option pricing model with the following assumptions: stock price $21.63 per share (based on the quoted trading price on the date of grant), a computed volatility of 284.70%, expected term of 10 years, and a risk-free interest rate of 2.89%.

On August 1, 2022, non-qualified stock options exercisable for up to 1,190 shares of Common Stock were awarded to one employee of the Company. These stock options have a ten-year term from the grant date, with the shares fully vesting on August 1, 2023. The fair value of the options on the grant date was $29,000 using a Black-Scholes option pricing model with the following assumptions: stock price $24.36 per share (based on the quoted trading price on the date of grant), a computed volatility of 281.14%, expected term of 10 years, and a risk-free interest rate of 2.60%.

On August 24, 2022, non-qualified stock options exercisable for up to 2,381 shares of Common Stock were awarded to one consultant of the Company. These stock options have a ten-year term from the grant date, with the shares fully vesting on grant date. The fair value of the options on the grant date was $65,999 using a Black-Scholes option pricing model with the following assumptions: stock price $27.72 per share (based on the quoted trading price on the date of grant), a computed volatility of 279.81%, expected term of 10 years, and a risk-free interest rate of 3.11%.

On March 4, 2022, options exercisable for up to an aggregate of 65,981 shares of Common Stock were granted from this new stock option program to the executive officers and employees, as a result of the transition. The fair values of the options on the grant dates, as noted above, were approximately $3,948,948 using a Black-Scholes option pricing model with the following assumptions: stock price $59.85 per share (based on the quoted trading price on the date of grant), volatility of 294.55%, expected term of 10 years, and a risk-free interest rate range of 1.62%. The Company is amortizing the expense over the vesting terms of each option. Please reference the Common Stock Compensation Transition Plan below.

On June 24, 2022, non-qualified stock options exercisable for up to 41,667 shares of Common Stock were awarded to two officers and three board members of the Company. These stock options have a ten-year term from the grant date, with 17,858 fully vested on June 24, 2022, and 23,809 vest over the next 2 years on June 23, 2023, and June 23, 2024. The fair value of the options on the grant dates was $1,504,990 using a Black-Scholes option pricing model with the following assumptions: stock price $36.12 per share (based on the quoted trading price on the date of grant), a computed volatility of 283.12%, expected term of 10 years, and a risk-free interest rate of 3.13%.

During the year ended October 31, 2023, the Company recognized stock option expense of $3,168,430 related to outstanding stock options. As of October 31, 2023, the Company had $3,904,525 of unamortized stock option expense. The weighted average remaining contractual life is approximately 8.99 years for stock options outstanding on October 31, 2023. As of October 31, 2023, the outstanding options have an intrinsic value of $0.

On November 9, 2022, non-qualified stock options exercisable for up to 11,905 shares of Common Stock were awarded to one supplier of the Company. These stock options have a ten-year term from the grant date, with the shares fully vested on the issue date. The fair value of the options on the grant date was $246,747 using a Black-Scholes option pricing model with the following assumptions: stock price $20.72 per share (based on the quoted trading price on the date of grant), a computed volatility of 275.68%, expected term of 10 years, and a risk-free interest rate of 4.12%.

On November 9, 2022, non-qualified stock options exercisable for up to 142,857 shares of Common Stock were awarded to one supplier of the Company. These stock options have a ten-year term from the grant date, with the shares fully vesting based on the achievement of certain net revenue and profit margin targets up to $180,000,000 in total net revenues over a period of 3 years. However, the grant provides that if the Company’s gross profit margin in any year over the 3 year period exceeds 15%, a certain number of options will vest to be calculated based on the Company’s total

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 8 — Stockholders’ Equity (cont.)

revenues. The fair value of the options on the grant date was $2,960,968 using a Black-Scholes option pricing model with the following assumptions: stock price $20.72 per share (based on the quoted trading price on the date of grant), a computed volatility of 275.68%, expected term of 10 years, and a risk-free interest rate of 4.12%. Management determined that it is not probable that the performance condition related to the net revenue and profit margin to be met over a period of 3 years will be achieved. However, for the year ended October 31, 2023, total options of 10,387 vested due to the Company’s gross profit margin exceeding 15% for the current year.

On February 6, 2023, non-qualified stock options exercisable for up to 7,141 shares of Common Stock were awarded to five employees of the Company. These stock options have a ten-year term from the grant date, with the shares vesting on 50% on February 6, 2024. The fair value of the options on the grant date was $109,499 using a Black-Scholes option pricing model with the following assumptions: stock price $15.33 per share (based on the quoted trading price on the date of grant), a computed volatility of 270.98%, expected term of 10 years, and a risk-free interest rate of 3.63%.

On February 6, 2023, non-qualified stock options exercisable for up to 47,620 shares of Common Stock were awarded to two senior executives of the Company. These stock options have a ten-year term from the grant date, with the shares fully vesting on February 6, 2023 and the remaining 50% vesting on February 6, 2024. The fair value of the options on the grant date was $729,988 using a Black-Scholes option pricing model with the following assumptions: stock price $15.33 per share (based on the quoted trading price on the date of grant), a computed volatility of 270.98%, expected term of 10 years, and a risk-free interest rate of 3.63%.

On February 6, 2023, non-qualified stock options exercisable for up to 17,856 shares of Common Stock were awarded to three independent board members of the Company. These stock options have a ten-year term from the grant date, with the shares fully vesting on February 6, 2024. The fair value of the options on the grant date was $273,747 using a Black-Scholes option pricing model with the following assumptions: stock price $15.33 per share (based on the quoted trading price on the date of grant), a computed volatility of 270.98%, expected term of 10 years, and a risk-free interest rate of 3.63%.

On February 6, 2023, non-qualified stock options exercisable for up to 9,524 shares of Common Stock were awarded to one consultant acting as a sales broker for the Company. These stock options have a ten-year term from the grant date, with the shares fully vesting based on the achievement of certain net revenue targets up to $100,000,000 in total net revenues over time to be generated from certain customers as listed in the sales broker agreement. The fair value of the options on the grant date was $145,998 using a Black-Scholes option pricing model with the following assumptions: stock price $15.33 per share (based on the quoted trading price on the date of grant), a computed volatility of 270.98%, expected term of 10 years, and a risk-free interest rate of 3.63%. Management determined that it would not be probable that the performance conditions will be met and as such no expense was recognized on this award for the year ended October 31, 2023.

On March 3, 2023, non-qualified stock options exercisable for up to 2,381 shares of Common Stock were awarded to one interim senior executive of the Company. These stock options have a ten-year term from the grant date, with the shares fully vesting on June 30, 2023. The fair value $12.87 of the options on the grant date was $30,650 using a Black-Scholes option pricing model with the following assumptions: stock price $12.817 per share (based on the quoted trading price on the date of grant), a computed volatility of 286.91%, expected term of 10 years, and a risk-free interest rate of 3.97%.

On March 19, 2023, non-qualified stock options exercisable for up to 11,904 shares of Common Stock were awarded to two independent board members of the Company. These stock options have a ten-year term from the grant date, with the shares fully vesting on March 19, 2024. The fair value of the options on the grant date was $217,498 using a Black-Scholes option pricing model with the following assumptions: stock price $18.27 per share (based on the quoted trading price on the date of grant), a computed volatility of 286.15%, expected term of 10 years, and a risk-free interest rate of 3.47%.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 8 — Stockholders’ Equity (cont.)

On July 8, 2023, incentive stock options exercisable for up to 2,381 shares of Common Stock were awarded to one employee of the Company. These stock options have a ten-year term from the grant date, with the shares vesting 25% annually through July 8, 2027. The fair value of the options on the grant date was $39,409 using a Black-Scholes option pricing model with the following assumptions: stock price $16.56 per share (based on the quoted trading price on the date of grant), a computed volatility of 280.34%, expected term of 6.25 years, and a risk-free interest rate of 4.01%.

On August 1, 2023, incentive stock options exercisable for up to 39,095 shares of Common Stock were awarded to two senior executives of the Company. These stock options have a ten-year term from the grant date, with the shares vesting as following: 1/4 of options on August 1, 2024 and thereafter 1/36 per month through August 1, 2027. The fair value of the options on the grant date was $485,000 using a Black-Scholes option pricing model with the following assumptions: stock price $12.41 per share (based on the quoted trading price on the date of grant), a computed volatility of 270.03%, expected term of 6.25 years, and a risk-free interest rate of 4.05%.

On August 22, 2023, incentive stock options exercisable for up to 7,524 shares of Common Stock were awarded to one senior executive of the Company. These stock options have a ten-year term from the grant date, with the shares vesting as following: 1/4 of options on August 22, 2024 and thereafter 1/36 per month through August 22, 2027. The fair value of the options on the grant date was $75,808 using a Black-Scholes option pricing model with the following assumptions: stock price $10.08 per share (based on the quoted trading price on the date of grant), a computed volatility of 278.31%, expected term of 6.25 years, and a risk-free interest rate of 4.34%.

Common Stock Compensation Transition Plan

During the second quarter of fiscal year 2021 the Board and executive management began cost reduction discussions, including the reduction of non-cash items such as equity compensation awards. Those discussions stalled primarily due to the focus on other corporate events of significant value.

In the first and second fiscal quarters of 2022, the Board resumed discussions, assessments, and evaluations regarding the equity compensation awarded to its officers and employees. The Board ultimately approved a stock option program for equity awards granted to its officers and employees. The Compensation Committee of the Board finalized the program in February 2022 and approved it in March 2022. While evaluating and designing this program, the Compensation Committee did not utilize any aspects of value to the employees or other features. Therefore, the termination of the RSU program and the newly adopted stock option program were developed completely independent of each other and terminated and implemented, respectively, distinctly and simultaneously. Management concluded under ASC 718 these transactions are a cancelation and replacement whereby total compensation cost measured at the date of a cancellation and replacement is the portion of the grant-date fair value of the original award for which the service is expected to be rendered at that date plus the incremental cost resulting from the cancellation and replacement. Incremental cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date in which there was none since the fair value of the replacement award was less than the fair value of the canceled award.

The outcomes of this decision and the transition on March 4, 2022, resulting in: (i) the termination of the RSU program for all executive officers and employees, consisting of 1,564,166 unvested RSUs and (ii) the implementation a new stock option program for executive officers and employees. The stock options granted pursuant to the program will have ten-year terms from the grant date, with one-half of the shares vesting on the grant date and the remaining one-half of the shares vesting on the first anniversary of the grant date. Please reference the Stock Options disclosure above.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 8 — Stockholders’ Equity (cont.)

Warrants

Summary Warrant Shares information is as follows:

	Aggregate Number	Aggregate Exercise Price	Exercise Price Range	Average Exercise Price
Outstanding, October 31, 2021	151,139	$6,030,452	$39.90	$39.90
Granted	—	—	—	—
Exercised	(40,743)	(1,625,650)	39.90	39.90
Cancelled, forfeited, or expired	—	—	—	—
Outstanding, October 31, 2022	110,396	4,404,802	39.90	39.90
Granted	132,152	9,544,205	12.39 – 126.00	72.22
Exercised	—	—	—	—
Cancelled, forfeited, or expired	—	—	—	—
Outstanding, October 31, 2023	242,548	$13,949,006	$12.39 – 126.00	$57.51
Exercisable, October 31, 2023	242,548	$13,949,006	$12.39 – 126.00	$57.51

The outstanding warrants as of October 31, 2023 and 2022 have a weighted average remaining contractual life of 3.44 years and 3.92 years, respectively, and an intrinsic value of $0 for both periods.

As part of the Company’s underwritten public offering in September 2021, the Company issued warrants to purchase a total of 193,036 shares of Common Stock at an exercise price of $39.90 per share. These warrants expire in 2026. Warrants for 40,743 shares of Common Stock were exercised during the fiscal year ended October 31, 2022, for proceeds of $1,625,650.

The Company issued a common stock purchase warrant to purchase an aggregate of 95,240 shares of Common Stock as consideration for the acquisition of the GoFire Purchased Assets. The Warrant is exercisable for a period of four (4) years from the Closing Date. The exercise price for the Warrant Shares is $63.00, $84.00, $105.00 and $126.00 per share, respectively, for each of four tranches of 23,810 Warrant Shares. The exercise prices of the Warrant are subject to customary stock-based (but not price-based) adjustments upon the occurrence of stock splits and the like involving the Common Stock. The Warrant is exercisable on a cash basis only, except that the Warrant may be exercised on a “cashless basis” if at the time of exercise there is not an effective registration statement under the Securities Act of 1933, as amended covering the public resale of the Warrant Shares.

The Company issued a common stock purchase warrant to purchase an aggregate of 17,524 shares of Common Stock as compensation for advisory services rendered directly related to the GoFire APA. The warrant is exercisable for a period of five (5) years from the Closing Date. The exercise price for the warrant shares is $14.70 per share. The warrant is non-exercisable or transferrable for six months after the date of the closing of APA other than as permitted by FINRA Rule 5110. The warrant may be exercised as to all or a lesser number of shares of Common Stock for a period of five (5) years after the Closing Date. The Company determined the fair value of the warrant as of the acquisition date and included it as part of the asset acquisition cost (see Note 4).

The Company entered into a financial advisor and placement agent agreement in April 2023 with an advisor. As part of the consideration for the advisor’s services, the Company will issue warrants to purchase an aggregate of 17,143 shares of Common Stock at an exercise price of $15.33 per share and a term of 5 years. During the twelve (12) month engagement period, the Company will grant the advisor warrants to purchase 1,429 shares of Common Stock each month. The Company issued the first six (6) months of warrants to purchase 8,572 shares of Common Stock upon the execution of the agreement and will issue monthly warrants each month at a rate of 1,429 warrants per month until 17,143 warrants have been issued in aggregate. For the year ended October 31, 2023, the Company issued warrants to purchase a total of 15,715 shares of Common Stock. For the year ended October 31, 2023, the Company recognized stock warrant expense of $218,909.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 8 — Stockholders’ Equity (cont.)

The Company entered into a financial advisor and placement agent agreement in August 2023 with an advisor. As part of the consideration for the advisor’s services, the Company issued warrants to purchase an aggregate of 3,673 shares of common stock at an exercise price of $12.39 per share and a term of 5 years.

The Company determined the fair value of the warrants using the Black-Scholes option-pricing model with the following assumptions:

Expected term (years)	5
Expected volatility	243.20% – 247.90%
Risk-free interest rate	3.81% – 4.18%

The expected term represents the contractual term of the warrant. The expected volatility was based on the Company’s observed equity volatility over the period matching the term of the warrant. The assumed discount rate was the risk-free rate based on the rate of treasury securities with the same or similar term as warrant.

Note 9 — Related-Party Transactions

Revenue and Accounts Receivable

During the fiscal year ended October 31, 2023, the Company recognized revenue of $10,828 from three companies owned by Nirajkumar Patel, the Chief Science Officer and Regulatory Officer and director of the Company, and/or his wife.

During the fiscal year ended October 31, 2022, the Company recognized revenue of $68,139 from five companies owned by Nirajkumar Patel, the Chief Science and Regulatory Officer and director of the Company, and/or his wife.

Purchases and Accounts Payable

During the fiscal year ended October 31, 2023, the Company purchased Products equal to $12,747,006 from Bidi, a related party company that is also owned by Nirajkumar Patel, the Company’s Chief Science and Regulatory Officer and director. As of October 31, 2023, the Company had an accounts payable balance of $1,521,491 to Bidi.

During the fiscal year ended October 31, 2022, the Company purchased Products equal to $1,505,390 from Bidi, a related party company that is also owned by Nirajkumar Patel, the Company’s Chief Science and Regulatory Officer and director. As of October 31, 2022, the Company did not have an accounts payable balance to Bidi.

The KBI License agreement provides that KBI shall pay Bidi license fees equivalent to 50% of the adjusted earned royalty payments, after any offsets due to jointly agreed costs such development costs incurred for entry to specific international markets. During the year ended October 31, 2023, the Company paid license fees of approximately $150,000 to Bidi. As of October 31, 2023 and 2022, no additional license fees are owed to Bidi. As of October 31, 2023, the Company has a payable to Bidi of $712,524 for certain non-recurring engineering costs related to the PMI License Agreement which were fully paid in November 2023, and $240,802 for reimbursement of insurance expense.

Office Space and Other Leases

On June 10, 2022, the Company entered into a Lease Agreement (the “2022 Lease”) with Just Pick, LLC for approximately 21,332 rentable square feet combined in the office building and warehouse located at 4460 Old Dixie Highway, Grant-Valkaria, Florida 32949 (the “Premises”), together with all improvements thereon. Just Pick, LLC is considered a related party to the Company because the Company’s Chief Science Officer and director, Mr. Nirajkumar Patel, owns and controls Just Pick, LLC. See also Note 7. We believe our office space is sufficient to meet our current needs.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 9 — Related-Party Transactions (cont.)

During the fiscal year ended October 31, 2021, the Company was part of a five-year lease agreement with Just Pick, LLC (a related party), which began on August 1, 2020. The Company was not yet being charged for the leased space under the terms and conditions of the lease between the Company and Just Pick, LLC. Accordingly, no payments were made on the lease during the fiscal year ended October 31, 2022. The lease ended in the same year of signing the previously mentioned lease with Just Pick, LLC on June 10, 2022.

Concentration of Purchases and Other Receivable — Related Party

For the year ended October 31, 2023, 100% of the inventories of Products, consisting solely of the BIDI® Stick, were purchased from Bidi, a related party company that is owned by Nirajkumar Patel, our Chief Science and Regulatory Officer and director, in the amount of $12,747,006, as compared to $1,505,390 for the year ended October 31, 2022.

On April 29, 2022, the Company and Bidi agreed to cancel the $2,295,000 inventory order paid in advance in fiscal year 2021 and this was a credit against the accounts payable due to Bidi. Inventory quality control expenses were paid by the Company on behalf of Bidi during the year ended October 31, 2022, in the amount of approximately $723,000, and were offset as a credit against the accounts payable balance-related party. A credit of $2,924,655 was applied on August 1, 2022, resulting in a related-party receivable balance due from Bidi of $2,134,413, to be applied on future product orders. On October 31, 2022, the Company and Bidi agreed to a return for short-coded or expiring inventory. An additional credit of $1,543,545 and $108,841 for recycling cost was applied on October 31, 2022, to the related-party receivable balance due from Bidi.

As of October 31, 2022, the Company has a related-party receivable balance due from Bidi of $3,704,132, in which $1,539,486 of the receivable is classified as current and $2,164,646 is classified as non-current. The receivable balance will be realized though Bidi applying 5% credits on all future orders of product until the entire balance is extinguished.

On October 31, 2023, the remaining related-party receivable balance from Bidi of $2,954,470 was applied against our related party accounts payable balance. After this was applied, we had no related party receivable balance. As of October 31, 2023, the related party accounts payable balance related to purchase of inventories was $1,521,491. There was no related party accounts payable balance as of October 31, 2022.

Note 10 — Income Tax

The Company is subject to federal income taxes and state income tax in the U.S. Significant judgment is required in determining the provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017 and reduced the U.S. federal corporate tax rate from 35% to 21%, eliminated corporate Alternative Minimum Tax, modified rules for expensing capital investment, and limited the deduction of interest expense for certain companies. The Company fulfilled and shipped all the Products from Florida and, thus, it is subject to the state corporate income tax of Florida with a tax rate of 4.458%. There is no difference between the income tax computed at the combined federal and state statutory rate to the income tax effective rate.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 10 — Income Tax (cont.)

Significant components of the tax expense (benefit) recognized in the accompanying statements of operations for the years ended October 31, 2023, and October 31, 2022, are as follows:

	October 31,
	2023	2022
Current Tax Expense:
Federal	$—	$—
State	2,348	(18,317)
Total Current Tax Expense	2,348	(18,317)

Deferred Tax Expense:
Federal	—	—
State	—	—
Total Deferred Tax Expense	—	—

Tax provision:
Federal	—	—
State	2,348	(18,317)
Total	2,348	(18,317)

Total net deferred taxes are comprised of the following on October 31, 2022, and October 31, 2023:

	October 31,
	2023	2022
Deferred Tax Assets:
Stock Compensation Expense – NQSO	$2,069,641	$1,694,324
Other	499,203	362,170
Net Operating Loss Carryforwards	4,998,800	2,582,061
Total Deferred Tax Asset	7,567,644	4,638,555
Deferred Tax Liabilities:
Prepaid Expenses	(27,497)	(92,420)
Right of Use Asset	(220,859)	(259,866)
Total Deferred Tax Liabilities	(248,356)	(352,286)
Less: Valuation Allowance	(7,319,288)	(4,286,269)
Net Deferred Tax Asset	—	—

The Company has Federal NOL carryforwards of approximately $23.8 million and state NOL carryforwards of approximately $186,000. With the changes instituted by the CARES Act, the Federal NOLs have an indefinite life and will not expire. The Company’s federal and state tax returns for the 2022 and 2021 tax years generally remain subject to examination by U.S. and various state authorities. A valuation allowance is recorded to reduce the deferred tax asset if, based on the weight of the evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance of $7,319,288 for the year ended on October 31, 2023, it is necessary to reduce the deferred tax asset to the amount that will more likely than not be realized.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 11 — Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of October 31, 2023, and October 31, 2022, other than the below:

Consulting Agreements

On March 17, 2021, the Company entered into a consulting agreement with Russell Quick, pursuant to which the Company granted stock options exercisable for up to 1,985 shares of Common Stock in exchange for consulting services. The shares underlying the stock options fully vested on December 1, 2021. The exercise price per share was $602.28. The Company recognized approximately $190,000 in expense to account for the stock options during the fiscal year ended October 31,2022. Russell Quick is the Chief Executive Officer of QuikfillRx.

On December 1, 2021, the Company and Russell Quick agreed to renew his consulting agreement for one year, pursuant to which on May 18, 2022, the Company granted non-qualified stock options exercisable for up to 23,810 shares of the Common Stock in exchange for on-going consulting services. The shares underlying the stock options fully vest on December 1, 2022. They have a 10-year expiration. The exercise price per share is $21.63. The Company recognized approximately $434,000 in expense to account for the stock options in the fiscal year ended October 31, 2022. The Company accrued approximately $33,871 for a quarterly bonus payable to QuikfillRx, based on the Applicable Gross Quarterly Sales results of the three months ended October 31, 2022. As of the date of these financial statements, Mr. Quick has not exercised any of his fully vested stock options.

On February 4, 2022, the Company entered into a Consulting Agreement with Oakhill Europe Ltd (“Oakhill Europe”), pursuant to which the Company engaged Oakhill Europe to provide strategic advising and negotiation assistance for potential international distribution agreements (collectively, the “Oakhill Services”), in exchange for a $15,000 monthly retainer, incentive compensation bonuses of up to $175,000, and an incentive compensation bonus value of $75,000 paid in fully-vested non-qualified stock options, upon the achievement of certain events. On April 24, 2022, the Company approved amending the Consulting Agreement for Oakhill Europe, in order to modify the previously granted stock option award from “an incentive compensation bonus value of $75,000 paid in fully-vested non-qualified stock options, upon the achievement of certain events” to the following amended terms; “Non-Qualified Stock Options exercisable for up to 3,572 shares of Common Stock of the Client with an exercise price equal to the market closing price upon the Effective Date of the Amendment, with a vesting schedule as follows: (a) 1,786 shares of the Common Stock underlying the granted stock options will vest upon the earlier of either: (i) June 30, 2022 or (ii) the occurrence of the achievement of certain events; and b. 1,786 shares of Common Stock underlying the granted stock options will vest upon the earlier of either: (i) October 31, 2022 or (ii) the achievement of certain events.” The option shares are exercisable at a price of $29.82 per share, which equaled the closing price of the Common Stock as of the date immediately prior to the grant date. The option has a ten-year term. The issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering. The option shares issued to Oakhill Europe were cancelled on February 1, 2023.

On August 1, 2022, the Company approved the grant of a stock option award to an employee, to acquire up to 1,191 shares of Common Stock under the Company’s Amended 2020 Stock and Incentive Compensation Plan. The option shares vest on August 1, 2023 and are exercisable at a price of $24.36 per share, which equaled the closing price of the Common Stock as of the date immediately prior to the grant date. The option has a ten-year term. The issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering.

On August 24, 2022, Company approved amending the Consulting Agreement for Mark Thoenes, the Company’s then Interim Chief Financial Officer, in order to extend its term, modify the vesting terms of the previously granted stock option award, and approved the grant of a stock option award to acquire up to 2,381 shares of Common Stock under the Company’s Amended 2020 Stock and Incentive Compensation Plan. The option shares vest on August 24, 2022 and are exercisable at a price of $27.72 per share, which equaled the closing price of the Common Stock as of

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 11 — Commitments and Contingencies (cont.)

the date immediately prior to the grant date. The option has a ten-year term. The issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering.

On October 28, 2022, The Company entered into a settlement agreement with a customer in the amount of $150,000. The full settlement released and discharged both parties from future claims and damages, neither party has any further obligations to the other party arising out of or relating to the customer agreement.

Executive Compensation

On May 28, 2020, the Board approved cash bonus awards to each of Nirajkumar Patel, the Company’s then Chief Executive Officer, and Eric Mosser, the Company’s then Chief Operating Officer. With respect to the Chief Executive Officer, the Board approved a cash bonus award equal to $30,000 for every $25 million in gross revenues generated by the Company. With respect to the Chief Operating Officer, the Board approved a cash bonus award equal to $20,000 for every $25 million in gross revenues generated by the Company. On May 28, 2020, the Board also approved an equity bonus award for each of the Chief Executive Officer and the Chief Operating Officer. With respect to the Chief Executive Officer, the Board approved an award of 358 restricted shares of the Common Stock for every $50 million in accumulated gross revenues generated by the Company. With respect to the Chief Operating Officer, the Board approved an award of 298 restricted shares of the Common Stock for every $50 million in accumulated gross revenues generated by the Company. The Company’s accumulated gross revenues will be evaluated on a quarterly basis, beginning with the second quarter of fiscal year 2020. On October 31, 2020, the Company determined that the fair value of the equity bonus shares, or $165,000, should be accrued as it was deemed likely that the $50 million revenue target would be met. The Company issued these shares to the Chief Executive Officer and Chief Operating Officer on January 1, 2021. During the quarter ended April 30, 2021, the $75 million and $100 million accumulated revenue targets were both achieved, and the Company determined that the fair market value of the 655 shares, or approximately $70,785, and the cash bonuses totaling $100,000 were accrued at April 30, 2021.

During the quarter ended April 30, 2022, the $125 million accumulated revenue targets were achieved, and the Company determined that cash bonuses totaling $50,000 were accrued on April 30, 2022.

On March 4, 2022, the Board terminated all future cash and equity bonus awards for the Company’s Chief Executive Officer and its Chief Operating Officer.

On March 5, 2022, the Company granted a stock option award to Nirajkumar Patel, then the Company’s Chief Executive Officer, to acquire up to 28,572 shares of Common Stock under the Company’s 2020 Stock and Incentive Compensation Plan, as partial compensation for Mr. Patel’s services as Chief Executive Officer. The option shares are exercisable at a price of $59.85 per share, which equaled the closing price of the Common Stock as of the date immediately prior to the grant date. The issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering.

On March 5, 2022, the Company granted stock option awards to Eric Mosser, the Company’s then Chief Operating Officer, to acquire up to 23,810 shares of Common Stock under the Company’s 2020 Stock and Incentive Compensation Plan, as partial compensation for Mr. Mosser’s services as Chief Operating Officer. The option shares are exercisable at a price of $59.85 per share, which equaled the closing price of the Common Stock as of the date immediately prior to the grant date. The issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering.

On June 24, 2022, the Company granted a stock option award to Nirajkumar Patel, Chief Science and Regulatory Officer, to acquire up to 11,905 shares of Common Stock under the Company’s 2020 Stock and Incentive Compensation Plan, as partial compensation for Mr. Patel’s services as Chief Science and Regulatory Officer. The option shares are exercisable at a price of $36.12 per share, which equaled the closing price of the Common Stock as of the date immediately prior to the grant date. The issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 11 — Commitments and Contingencies (cont.)

On June 24, 2022, the Company granted stock option awards to Eric Mosser, the Company’s then President and Chief Operating Officer, to acquire up to 11,905 shares of Common Stock under the Company’s 2020 Stock and Incentive Compensation Plan, as partial compensation for Mr. Mosser’s services as President and Chief Operating Officer. The option shares are exercisable at a price of $36.12 per share, which equaled the closing price of the Common Stock as of the date immediately prior to the grant date. The issuances were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering.

QuikfillRx Service Agreement

On March 31, 2020, the Company entered into a service agreement (the “Service Agreement”) with QuikfillRx LLC, a Florida limited liability company (“QuikfillRx”), whereby QuikfillRx provides the Company with certain services and support relating to sales management, website development and design, graphics, content, public communication, social media, management and analytics, and market and other research (collectively, the “Services”). The Services are provided by QuikfillRx as requested from time to time by the Company.

On June 2, 2020, the Company entered into the First Amendment to the Service Agreement (the “First Amendment”) with QuikfillRx. Effective as of March 16, 2021, the Company entered into the Second Amendment to Service Agreement (the “Second Amendment”) with QuikfillRx. Effective as of September 17, 2021, the Company entered into the Third Amendment to the Service Agreement (the “Third Agreement”) with QuikfillRx. Effective as of June 24, 2022, the Company entered into the Fourth Amendment to the Service Agreement (the “Fourth Agreement” and, collectively with the First Amendment, Second Amendment, Third Amendment, and the Service Agreement, the “Amended Service Agreement”) with QuikfillRx. Pursuant to the terms of the Amended Service Agreement, the parties agreed to the following “General Compensation” payments: (i) for the Services provided in March 2020, the Company paid QuikfillRx an amount equal to $86,000; (ii) for the Services provided in April 2020, the Company paid QuikfillRx an amount equal to $100,000; (iii) each calendar month commencing May 2020 through October 2020, the Company paid QuikfillRx an amount equal to $100,000 per month for the Services to be performed during such calendar month; (iv) for each calendar month between November 1, 2020 and October 31, 2021, the Company paid QuikfillRx $125,000 per month for the Services to be performed during such calendar month; (iv) for the period between November 1, 2021 and June 30, 2022, the Company paid QuikfillRx $150,000 per month for the Services to be performed during such calendar month; (v) for the period between July 1, 2022 and October 31, 2024, the Company will pay QuikfillRx $125,000 per month for the Services to be performed during such calendar month; and (vi) parties acknowledged that as a result of extensions to the term of the Service Agreement, such term of the Original Agreement will end on October 31, 2023. The parties have agreed to extend such term for an additional one year until October 31, 2024. In addition, the Company will pay the following quarterly bonuses:

•        An amount equal to 0.9% of the Applicable Gross Quarterly Sales (as defined in the Amended Service Agreement), which amount shall, at the Company’s option be paid in (a) cash or (b) shares of the Company’s Common Stock, or (c) a combination of cash and Common Stock.

•        An amount equal to 0.27% of the Applicable Gross Quarterly Sales, which amount must be paid in cash.

During fiscal year 2023, the Company accrued approximately $81,300 for two quarterly bonuses payable to QuikfillRx based on our applicable gross quarterly sales for the six months ended October 31, 2023. The Company accrued $33,871 for a quarterly bonus payable to QuikfillRx, based on the Applicable Gross Quarterly Sales results of the three months ended October 31, 2022.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the consolidated financial statements

Note 12 — Subsequent Events

Reverse Stock Split

On January 22, 2024, the Company filed a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to affect a 1-for-21 reverse stock split (the “2024 Reverse Stock Split”) of the shares of the Common Stock. The 2024 Reverse Stock Split was effective on January 25, 2024 on the Nasdaq Stock Market. No fractional shares were issued in connection with the 2024 Reverse Stock Split. Any fractional shares of our Common Stock that would have otherwise resulted from the 2024 Reverse Stock Split were rounded up to the nearest whole number. In connection with the 2024 Reverse Stock Split, the Board approved appropriate and proportional adjustments to all outstanding securities or other rights convertible or exercisable into shares of the Common Stock, including, without limitation, all preferred stock, warrants, options, and other equity compensation rights. All historical share and per-share amounts reflected throughout the accompanying consolidated financial statements and other financial information in this Report have been retroactively adjusted to reflect the 2024 Reverse Stock Split as if the split occurred as of the earliest period presented. The par value per share of the Common Stock was not affected by the 2024 Reverse Stock Split.

Repayment of AJB Note

On December 1, 2023, the Company repaid all amounts due and owing under the Note to AJB in full, in an aggregate amount, including accrued interest, equal to $650,181. In connection with the repayment of the Note, the Company agreed that AJB would be permitted to retain all of the Commitment Fee Shares.

Receivables Purchase Transactions

On November 29, 2023, the Company entered into two receivables purchase transactions pursuant to: (i) a Future Receivables Sale and Purchase Agreement, dated November 29, 2023, between Clearview Funding Solutions LLC (“Clearview”) and the Company (the “Clearview Agreement”), and (ii) a Future Receivables Sale and Purchase Agreement, dated November 29, 2023, between Mr. Advance LLC (“Advance”) and the Company (the “Advance Agreement”).

Pursuant to the Clearview Agreement, the Company sold future receivables in the principal amount of $864,000 (the “Clearview Future Receivables”) to Clearview in a private transaction for a purchase price of $600,000 (giving effect to original issue discount of $264,000). In connection with the sale of the Clearview Future Receivables, the Company also paid an origination fee to Clearview for underwriting and application costs of $36,520, resulting in net proceeds to the Company of $563,480 (gross of advisory fees). The Company’s obligations under the Clearview Agreement are personally guaranteed by Eric Mosser, the Company’s former Chief Executive Officer and President.

Pursuant to the Advance Agreement, the Company sold future receivables in the principal amount of $864,000 (the “Advance Future Receivables”) to Advance in a private transaction for a purchase price of $600,000 (giving effect to original issue discount of $264,000). In connection with the sale of the Advance Future Receivables, the Company also paid an origination fee to Advance for underwriting and related expenses of $36,035, resulting in net proceeds to the Company of $563,965 (gross of advisory fees). The Company’s obligations under the Advance Agreement are also personally guaranteed by Mr. Mosser.

Common Stock Transaction

On December 15, 2023 the Company issued 16,667 shares of common stock to a FINRA member broker-dealer in connection with the termination of its relationship with such broker dealer.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to the Consolidated Financial Statements

Note 12 — Subsequent Events (cont.)

Stock Options Transactions

On February 8, 2024 (the “Grant Date”), Barry M. Hopkins received a 10-year incentive stock option grantto purchase 63,881 shares of Common Stock in partial consideration of his employment services to the Company. The exercise price of such grant option is $5.25 per share, equal to the fair market value of the Issuer’s cCommon sStock on November 9, 2023, which is the effective date of the Reporting Person’s Mr. Hopkins’ employment agreement with the IssuerCompany. The option shall vest over four years. One-quarter of the option shall vest on the first anniversary of the Ggrant Ddate and afterward shall vest monthly at the rate of 1/36 per month until fully vested.

In connection with his appointment to the Company’s board of directors, on May 30, 2023, James P. Cassidy received a 10-year non-qualified stock option to purchase 5,953 shares of Common Stock with an exercise price of $11.76 per share, the fair market value of the Common Stock on May 30, 2023. In connection with Mr. Cassidy’s resignation from the board of directors on January 25, 2024, he agreed that such option should be terminated and cancelled.

Kaival Brands Innovations Group, Inc.

Consolidated Balance Sheets

(Unaudited)

	July 31, 2024	October 31, 2023
ASSETS
CURRENT ASSETS
Cash	$4,524,989	$533,659
Accounts receivable, net	522,183	1,869,276
Inventories, net	200,364	4,071,824
Prepaid expenses	551,819	430,668
Total current assets	5,799,355	6,905,427
Fixed assets, net	2,321	2,842
Intangible assets, net	10,878,511	11,468,309
Right of use asset – operating lease	860,416	1,008,428
TOTAL ASSETS	$17,540,603	$19,385,006

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$73,334	$374,332
Accounts payable – related party	1,483,000	2,474,817
Loans payable, net	371,566	799,471
Accrued expenses	701,329	736,194
Customer refund due	461,718	392,406
Operating lease obligation – short term	199,012	184,568
Total current liabilities	3,289,959	4,961,788

LONG TERM LIABILITIES
Operating lease obligation, net of current portion	715,749	866,207

TOTAL LIABILITIES	4,005,708	5,827,995

Commitments and Contingencies (Note 9)

STOCKHOLDERS’ EQUITY

Preferred stock; 5,000,000 shares authorized
Series A Convertible Preferred stock ($0.001 par value, 3,000,000 shares authorized, none issued and outstanding as of July 31, 2024 and October 31, 2023)	—	—
Series B Convertible Preferred stock ($0.001 par value, 900,000 shares authorized, 900,000 issued and outstanding as of July 31, 2024 and October 31, 2023)	900	900
Common stock ($.001 par value, 1,000,000,000 shares authorized, 6,783,958 and 2,793,386 shares issued and outstanding as of July 31, 2024 and October 31, 2023, respectively)	6,784	2,793
Additional paid-in capital	49,503,884	44,317,266
Accumulated deficit	(35,976,673)	(30,763,948)
TOTAL STOCKHOLDERS’ EQUITY	13,534,895	13,557,011
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$17,540,603	$19,385,006

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Kaival Brands Innovations Group, Inc.

Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended July 31,		For the Nine Months Ended July 31,
	2024	2023	2024	2023
Revenues
Revenues, net	$274,615	$3,228,099	$5,257,333	$8,710,591
Revenues – related party	2,250	1,165	5,950	7,878
Royalty revenue	440,734	385,685	931,059	491,257
Excise tax on products	(3,785)	(31,356)	(42,641)	(79,913)
Total revenues, net	713,814	3,583,593	6,151,701	9,129,813

Cost of revenues
Cost of revenue – related party	344,998	2,282,601	4,085,091	7,414,053
Total cost of revenue	344,998	2,282,601	4,085,091	7,414,053

Gross profit	368,816	1,300,992	2,066,610	1,715,760

Operating expenses
Advertising and promotion	30,000	577,991	686,292	1,827,033
General and administrative expenses	1,756,594	2,376,057	5,768,430	8,510,792
Total operating expenses	1,786,594	2,954,048	6,454,722	10,337,825

Other expense
Loss on extinguishment of Debt	—	—	(98,432)	—
Interest expense, net	(154,083)	(147,087)	(725,466)	(135,135)
Total other expense	(154,083)	(147,087)	(823,898)	(135,135)

Loss before income taxes provision	(1,571,861)	(1,800,143)	(5,212,010)	(8,757,200)

Provision for income taxes	—	—	(715)	—

Net loss	$(1,571,861)	$(1,800,143)	$(5,212,725)	$(8,757,200)
Preferred stock dividend	(180,000)	(45,000)	(315,000)	(45,000)
Net loss attributable to common shareholder	$(1,751,861)	$(1,845,143)	$(5,527,725)	$(8,802,200)

Net loss per common share – basic and diluted	$(0.39)	$(0.67)	$(1.62)	$(3.26)
Weighted average number of common shares outstanding – basic and diluted	4,482,527	2,741,853	3,404,047	2,697,426

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Kaival Brands Innovations Group, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Nine Months Ended July 31, 2024

(Unaudited)

	Convertible Preferred Shares (Series B)	Par Value Convertible Preferred Shares (Series B)	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, October 31, 2023	900,000	$900	2,793,386	$2,793	$44,317,266	$(30,763,948)	$13,557,011
Rounding from reverse split	—	—	52,949	53	(53)	—	—
Common shares issued for services	—	—	16,667	17	61,983	—	62,000
Preferred stock dividend	—	—	—	—	(67,500)	—	(67,500)
Stock option expense	—	—	—	—	309,958	—	309,958
Net loss	—	—	—	—	—	(2,113,686)	(2,113,686)
Balances, January 31, 2024	900,000	$900	2,863,002	$2,863	$44,621,654	$(32,877,634)	$11,747,783

Preferred stock dividend	—	—	—	—	(67,500)	—	(67,500)
Stock option expense, net of forfeitures	—	—	—	—	(289,088)	—	(289,088)
Net loss	—	—	—	—	—	(1,527,178)	(1,527,178)
Balances, April 30, 2024	900,000	$900	2,863,002	$2,863	$44,265,066	$(34,404,812)	$9,864,017

Issuance of common stock, warrants, and pre-funded warrants, net of issuance costs	—	—	1,746,500	1,747	5,250,980	—	5,252,727
Exercises of pre-funded warrants	—	—	2,174,456	2,174	(724)	—	1,450
Preferred stock dividend	—	—	—	—	(67,500)	—	(67,500)
Stock option expense	—	—	—	—	56,062	—	56,062
Net loss	—	—	—	—	—	(1,571,861)	(1,571,861)
Balances, July 31, 2024	900,000	$900	6,783,958	$6,784	$49,503,884	$(35,976,673)	13,534,895

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Kaival Brands Innovations Group, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Nine Months Ended July 31, 2023

(Unaudited)

	Convertible Preferred Shares (Series B)	Par Value Convertible Preferred Shares (Series B)	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, October 31, 2022	—	$—	2,674,718	$2,675	$29,429,281	$(19,631,176)	$9,800,780
Stock option expense	—	—	—	—	1,435,787	—	1,435,787
Net loss	—	—	—	—	—	(2,994,909)	(2,994,909)
Balances, January 31, 2023	—	$—	2,674,718	$2,675	$30,865,068	$(22,626,085)	$8,241,658

Stock option expense	—	—	—	—	1,352,938	—	1,352,938
Net loss	—	—	—	—	—	(3,962,148)	(3,962,148)
Balances, April 30, 2023	—	$—	2,674,718	$2,675	$32,218,006	$(26,588,233)	$5,632,448

Common shares issued for acquisition of intangible assets	—	—	95,239	95	1,119,705	—	1,119,800
Series B preferred shares issued for acquisition of intangible assets	900,000	900	—	—	9,047,080	—	9,047,980
Stock warrants issued for acquisition of intangible assets	—	—	—	—	1,264,396	—	1,264,396
Common shares issued for services	—	—	4,381	4	51,506	—	51,510
Stock option expense	—	—	—	—	597,221	—	597,221
Stock warrant expense	—	—	—	—	141,816	—	141,816
Preferred stock dividend	—	—	—	—	(45,000)	—	(45,000)
Net loss	—	—	—	—	—	(1,800,143)	(1,800,143)
Balances, July 31, 2023	900,000	$900	2,774,338	$2,774	$44,394,730	$(28,388,376)	$16,010,028

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Kaival Brands Innovations Group, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended July 31, 2024	For the Nine Months Ended July 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,212,725)	$(8,757,200)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock based compensation	62,000	—
Depreciation and amortization	590,319	131,530
Amortization of debt discount	163,064	—
Loss on extinguishment of debt	98,432	—
Stock options expense	76,932	3,385,946
Stock warrant expense	—	141,816
Bad debt expense	1,925	4,622
Reserve for credit losses	203,382	—
ROU operating lease expense	148,012	142,202
Write-off of inventory	57,643	105,057

Changes in current assets and liabilities:
Accounts receivable	1,141,786	(140,624)
Other receivable – related party	—	727,205
Prepaid expenses	354,330	253,806
Inventory	3,813,817	(2,457,323)
Income tax receivable	—	1,607,302
Accounts payable	(300,998)	84,988
Accounts payable – related party	(991,817)	2,308,373
Accrued expenses	(18,579)	(603,641)
Deferred revenue	—	(235,274)
Customer deposits	—	(44,973)
Customer refunds due	69,312	618,403
Operating lease obligations	(136,014)	(122,205)
Net cash provided by (used in) operating activities	120,821	(2,849,990)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for equipment	—	(3,480)
Transaction acquisition costs	—	(312,289)
Net cash used in investing activities	—	(315,769)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans payable	1,106,732	751,030
Payments on loans payable	(2,271,613)	(267,952)
Payments on loans payable – related party	(218,787)	—
Proceeds from the issuance of common stock, warrants, and pre-funded warrants	5,997,720	—
Payments for issuance costs	(744,993)	—
Proceeds from exercises of pre-funded warrants	1,450	—
Net cash provided by financing activities	3,870,509	483,078

Kaival Brands Innovations Group, Inc.

Consolidated Statements of Cash Flows — (Continued)

(Unaudited)

	For the Nine Months Ended July 31, 2024	For the Nine Months Ended July 31, 2023
Net change in cash	3,991,330	(2,682,681)
Beginning cash balance	533,659	3,685,893
Ending cash balance	$4,524,989	$1,003,212

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$562,402	$135,135
Income taxes paid	$—	$—

NON-CASH TRANSACTIONS
Preferred stock dividend	$202,500	$45,000
Cashless exercise of pre-funded warrants	$724	$—
Insurance financed by third party	$475,481	$—
Franchise fees paid by related party	$218,787	$—
Common shares issued for acquisition intangible assets	$—	$1,119,800
Common shares issued for services-transaction cost	$—	$51,510
Series B preferred stock shares issued for acquisition intangible assets	$—	$9,047,980
Stock warrants issued for acquisition intangible assets	$—	$1,264,396

The accompanying notes are an integral part of these unaudited consolidated financial statements.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 1 — Organization and Description of Business

Kaival Brands Innovations Group, Inc. (the “Company,” the “Registrant,” “we,” “us,” or “our”), formerly known as Quick Start Holdings, Inc., was incorporated on September 4, 2018, in the State of Delaware.

Current Description of Business

On March 9, 2020, the Company entered into an exclusive distribution agreement (the “Distribution Agreement”) of certain electronic nicotine delivery systems (“ENDS”) and related components (the “Products”) with Bidi Vapor, LLC, a Florida limited liability company (“Bidi”).The Distribution Agreement was amended and restated on May 21, 2020, again on April 20, 2021, again on June 10, 2022, and again on November 17, 2022 (collectively the “A&R Distribution Agreement”), in order to clarify some of the provisions and memorialize the Company’s current business relationship with Bidi. Pursuant to the A&R Distribution Agreement, Bidi granted the Company an exclusive worldwide right to distribute the Products for sale and resale to non-retail level customers. Currently, the Products consist primarily of the “Bidi Stick.”

On August 31, 2020, the Company formed Kaival Labs, Inc., a Delaware corporation (herein referred to as “Kaival Labs”), as a wholly owned subsidiary of the Company, for the purpose of developing Company-branded and white-label products and services. The Company has not yet launched any Kaival-branded product, nor has it begun to provide white label wholesale solutions for other product manufacturers. On March 11, 2022, the Company formed Kaival Brands International, LLC, a Delaware limited liability company (herein referred to as “KBI”), as a wholly owned subsidiary of the Company, for the purpose of entering into an international licensing agreement with Philip Morris Products S.A. (“PMPSA”), a wholly owned affiliate of Philip Morris International Inc. (“PMI”).

On June 13, 2022, the Company’s wholly owned subsidiary, KBI, entered into the PMI License Agreement with PMPSA, for the development and distribution of ENDS products in certain markets outside of the United States, subject to market (or regulatory) assessment. The PMI License Agreement grants to PMPSA a license of certain intellectual property rights relating to Bidi’s ENDS device, known as the BIDI® Stick in the United States, as well as potentially newly developed devices, to permit PMPSA to manufacture, promote, sell, and distribute such ENDS device and newly developed devices, in international markets, outside of the United States.

Current Product Offerings

Pursuant to the A&R Distribution Agreement, the Company sells and resells electronic nicotine delivery systems, which it may refer to herein as “ENDS Products”, or “e-cigarettes”, to non-retail level customers. The sole Product the Company resells is the “BIDI® Stick,” a disposable, tamper-resistant ENDS product that comes in a variety of flavor options for adult cigarette smokers. The Company does not manufacture any of the Products it resells. The BIDI® Stick is manufactured by Bidi. Pursuant to the terms of the A&R Distribution Agreement, Bidi provides the Company with all branding, logos, and marketing materials to be utilized by the Company in connection with its marketing and promotion of the Products.

Impact of the FDA PMTA Decision and Subsequent Court Actions

In September 2021, in connection with the Bidi’s Premarket Tobacco Product Application (“PMTA”) process, the U.S. Food and Drug Administration’s (“FDA”) effectively “banned” flavored ENDS by denying nearly all then-pending PMTAs for such products. Following the issuance of Marketing Denial Orders (“MDO”), manufacturers are required to stop selling non-tobacco flavored ENDS products.

Bidi, along with nearly every other company in the ENDS industry, received a MDO for its non-tobacco flavored ENDS products. With respect to Bidi, the MDO covered all non-tobacco flavored BIDI® Sticks, including its Arctic (menthol) BIDI® Stick. As a result, beginning in September 2021, Bidi pursued multiple avenues to challenge the MDO. First, on September 21, 2021, separate from the judicial appeal of the MDO in its entirety, Bidi filed a 21 C.F.R. § 10.75 internal FDA supervisory review request specifically of the decision to include the Arctic (menthol) BIDI® Stick in the MDO. In May 2022, the FDA issued a determination that it views the Arctic BIDI® Stick as a non-tobacco flavored ENDS product, and not strictly a menthol flavored product.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 1 — Organization and Description of Business (cont.)

On September 29, 2021, Bidi petitioned the U.S. Court of Appeals for the Eleventh Circuit (the “11th Circuit”) to review the FDA’s denial of the comprehensive PMTAs for its non-tobacco flavored BIDI® Stick ENDS, arguing that it was arbitrary and capricious under the Administrative Procedure Act (“APA”), as well as ultra vires, for the FDA not to conduct any scientific review of Bidi’s comprehensive applications, as required by the Tobacco Control Act (“TCA”), to determine whether the BIDI® Sticks are “appropriate for the protection of the public health”. Bidi further argued that the FDA violated due process and the APA by failing to provide fair notice of the FDA’s new requirement for ENDS companies to conduct long-term comparative smoking cessation studies for their flavored products, and that the FDA should have gone through the notice and comment rulemaking process for this requirement.

On October 14, 2021, Bidi requested that the FDA re-review the MDO and reconsider its position that Bidi did not include certain scientific data in its applications sufficient to allow the PMTAs to proceed to scientific review. In light of this request, on October 22, 2021, pursuant to 21 C.F.R. § 10.35(a), the FDA issued an administrative stay of Bidi’s MDO pending its re-review, permitting the Company to continue sales. Subsequently, the FDA decided not to rescind the MDO and lifted its administrative stay on December 17, 2021. Following the lifting of the FDA’s administrative stay, Bidi filed a renewed motion to stay the MDO with the 11th Circuit. On February 1, 2022, the appellate court granted Bidi’s motion to stay (i.e., put on hold) the MDO, again allowing the Company to continue sales pending the litigation on the merits. Oral arguments in the merits-based proceeding were held on May 17, 2022.

On August 23, 2022, the U.S. Court of Appeals for the Eleventh Circuit set aside the MDO issued to the non-tobacco flavored BIDI® Sticks and remanded Bidi’s back to the FDA for further review. Specifically, the Court held that the MDO was “arbitrary and capricious” in violation of the Administrative Procedure Act (“APA”) because FDA failed to consider the relevant evidence before it, specifically Bidi’s aggressive and comprehensive marketing and sales-access-restrictions plans designed to prevent youth appeal and access.

The opinion further found indicated that the FDA did not properly review the data and evidence that it has long made clear are critical to the appropriate for the protection of the public health (“APPH”) standard for PMTAs set forth in the Tobacco Control Act including, in Bidi’s case, “product information, scientific safety testing, literature reviews, consumer insight surveys, and details about the company’s youth access prevention measures, distribution channels, and adult-focused marketing practices,” which “target only existing adult vapor product users, including current adult smokers,” as well as the Company’s retailer monitoring program and state-of-the-art anti-counterfeit authentication system. Because a MDO must be based on a consideration of the relevant factors, such as the marketing and sales-access-restrictions plans, the denial order was deemed arbitrary and capricious, and vacated by the FDA.

The FDA did not appeal to the 11th Circuit’s decision. The FDA had until October 7, 2022 (45 days from the August 23, 2022, decision) to either request a panel rehearing or a rehearing “en banc” (a review by the entire 11th Circuit, not just the 3-judge panel that issued the decision), and until November 21, 2022 (90 days after the decision) to seek review of the decision by the U.S. Supreme Court. No request for a rehearing was filed, and no petition for a writ of certiorari was made to the Supreme Court. On July 29, 2024, Bidi received a Recission of Marketing Denial letter from FDA formally rescinding the MDO for the non-tobacco flavored BIDI® Stick PMTAs and putting those applications back into the review process. The Company anticipates continued ability to market and sell the non-tobacco flavored BIDI® Sticks, subject to the FDA’s enforcement discretion, for the duration of the PMTA scientific review.

Separately, on or about May 13, 2022, the FDA placed the tobacco-flavored Classic BIDI® Stick into the final Phase III scientific review. In March 2023, FDA issued a deficiency letter regarding the Classic BIDI® Stick PMTA, to which Bidi submitted in June 2023. Subsequently, on January 22, 2024, FDA issued a MDO for the Classic BIDI® Stick. On January 26, 2024, Bidi filed a petition for review of the MDO with the 11th Circuit Court of Appeals, followed by a motion to stay the MDO. Bidi is arguing, among other things, that the MDO was arbitrary and capricious in violation of the Administrative Procedure Act. On February 2, 2024, Bidi filed a Time Sensitive Motion for a Stay Pending Review, which the court denied on February 18, 2024. The case is now proceeding on the merits, with Bidi’s opening merits brief filed on April 15, 2024. The Company cannot provide any assurances as to the timing or outcome. Unless the MDO is ultimately remanded by the 11th Circuit, the Classic BIDI® Stick is considered an adulterated tobacco product the continued marketing and distribution of which is prohibited.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 1 — Organization and Description of Business (cont.)

Risks and Uncertainties

FDA has indicated that it is prioritizing enforcement of unauthorized ENDS against companies (1) that never submitted PMTAs, (2) whose PMTAs have been refused acceptance or filing by the FDA, (3) whose PMTAs remain subject to MDOs, and (4) that are continuing to market unauthorized synthetic nicotine products after the July 13, 2022, cutoff. Subject to FDA’s enforcement discretion, until the scientific review process is complete on each of Bidi’s PMTAs, the Company views the risk of FDA enforcement against Bidi as low and is no longer marketing the Classic BIDI® Stick per the MDO. The Company anticipates FDA will move forward with a review of Bidi’s PMTA on remand, as directed by the Court; however, the Company cannot provide any assurances as to the timing or outcome.

Note 2 — Basis of Presentation and Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company’s wholly-owned subsidiaries, Kaival Labs and KBI. Intercompany transactions are eliminated.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s most recent audited financial statements contained within the Company’s Annual Report on Form 10-K, filed with the SEC on February 14, 2024 (the “2023 Annual Report”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim period presented have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full fiscal year. Notes to the consolidated financial statements, which would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal period as reported in the 2023 Annual Report, have been omitted.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of July 31, 2024, and October 31, 2023.

The Federal Deposit Insurance Corporation (“FDIC”) insures deposits according to the ownership category in which the funds are insured and how the accounts are titled. The standard deposit insurance coverage limit is $250,000 per depositor, per FDIC-insured bank, per ownership category. The Company had uninsured cash of $4,092,824 and $252,586 as of July 31, 2024, and October 31, 2023, respectively.

Advertising and Promotion

All advertising, promotion and marketing expenses, including commissions, are expensed when incurred.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

Accounts Receivable and Reserve for Credit Losses

Accounts receivable pertain to contracts with customers who are granted credit by the Company in the ordinary course of business and are recorded at the invoiced amount. Accounts receivable does not bear interest. Accounts receivable presented on the consolidated balance sheet are adjusted for any write-offs and net of allowance for credit losses. The Company’s reserve for credit losses is developed by using relevant available information including historical collection and loss experience, current economic conditions, prevailing economic conditions, supportable forecasted economic conditions and evaluations of customer balances. Once a receivable is deemed uncollectible after collection efforts have been exhausted, it is written off against the reserve for credit losses. The Company closely monitors the credit quality of its customers and does not generally require collateral or other security on receivables. The reserve for credit losses is measured on a collective basis when similar risk characteristics exist.

As of July 31, 2024, and October 31, 2023, based upon management’s assessment of the accounts receivable aging and the customers’ payment history, the Company has determined reserve for credit losses of $203,382 and zero, respectively.

On January 22, 2024, the FDA issued an MDO on Bidi Vapor’s “Classic” BIDI® Stick PMTA, which Bidi is currently appealing before the 11th Circuit Court of Appeals. The Company evaluated the impact of this MDO to the financial statements and recorded an estimated accrual for potential customer returns of the “Classic” products of $155,925 and $113,243 as of July 31, 2024, and October 31, 2023, respectively, which is included in accrued expenses in the unaudited interim consolidated balance sheets.

Credit Risk

Financial instruments, which are potentially subject to concentrations of credit risk, consist primarily of purchases of inventories, accounts payable, accounts receivable, and revenue. The Company performs periodic credit evaluations of its customers and generally does not require collateral on trade receivables. Historically, the Company has not experienced significant credit losses.

Inventories

All product inventory is purchased from a related party, Bidi. Inventories are stated at the lower of cost and net realizable value. Cost includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. The Company determines cost based on the first-in, first-out (“FIFO”) method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. As of July 31, 2024, and October 31, 2023, the inventories only consisted of finished goods and were located in two locations: the Company’s main warehouse located in Florida and one customer warehouses whose service agreements are on a consignment basis with the Company.

On January 22, 2024, the FDA issued an MDO on Bidi Vapor’s “Classic” BIDI® Stick PMTA, which Bidi is currently appealing before the 11th Circuit Court of Appeals. The Company evaluated the impact of this MDO to the financial statements and recognized a full reserve for all remaining “Classic” products on hand amounting to $309,932 and $381,512 as of July 31, 2024, and October 31, 2023, respectively.

Leases

The Company determines if a contract contains a lease at commencement of the arrangement based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which the Company does not own. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company recognizes lease liabilities at the present value of the future lease payments and a corresponding ROU asset at the lease commencement date. The interest rate used to determine the present value of the future lease payments is

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

the rate implicit in the lease unless that rate cannot be readily determined. When the interest rate implicit in the lease is not readily determinable, the interest rate used to determine the present value of the future lease payments is the Company’s Incremental Borrowing Rate (“IBR”). The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Periods covered by the Company’s option to extend or terminate the lease are included in the lease term when it is reasonably certain that the Company will exercise its option to extend or not exercise its option to terminate, as applicable.

Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, real estate taxes or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligations for those payments are incurred. The Company records rent expense for its operating lease, which has escalating rent payments, on a straight-line basis over the lease term. The Company does not have any financing leases.

The Company made a policy election not to separate non-lease components from lease components for all its leases; therefore, it accounts for lease and non-lease components as a single lease component. The Company also elected the short-term lease recognition exemption for all leases that qualify, such that leases with a term of 12 months or less are not recognized on the balance sheet.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, which includes definite-lived intangibles, long-lived fixed assets and lease right-of-use assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the long-lived asset may be impaired, the Company makes an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the long-lived asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining useful life, the Company reduces the net carrying value of the related asset to fair value and may adjust the remaining useful life. An impairment analysis is subjective and assumptions regarding future growth rates and operating expense levels can have a significant impact on the expected future cash flows and impairment analysis.

No impairment was identified for the nine months ended July 31, 2024 and 2023, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration that the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. Under ASC 606, disaggregated revenue from contracts with customers depicts the nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

Deferred Revenue

The Company accepts partial payments for orders from wholesale customers, which it holds as deposits or deferred revenue, until the Company has received full payment and orders are shipped to the customer. Revenue for these orders is recognized at the time of shipment to the customer. As of July 31, 2024, and October 31, 2023, the Company had no amounts in deposits from customers.

Customer Refunds

In the normal course of business, the Company issues credits for product returns and certain customer incentives related to rebates, discounts and promotions. When such credits exceed amounts receivable from customers, the Company recognizes such excess amounts as customer refunds which will be applied against future product purchases. As of July 31, 2024, and October 31, 2023, the Company had customer refunds due in the amounts equal to $461,718 and $392,406, respectively.

Products Revenue

The Company generates products revenue from the sale of the Products (as defined above) to non-retail customers. The Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied and control of the Products has been transferred to the customer. In most situations, transfer of control is considered complete when the products have been shipped to the customer. The Company determined that a customer obtains control of the Product upon shipment when title of such product and risk of loss transfer to the customer. However, when the Company enters a consignment agreement with a new customer, once it ships and delivers the requested amount of ordered Products to its distribution center for its retail sales locations, the Company retains ownership of the delivered Products until they are delivered to the actual retail stores (as opposed to the Company’s consignment customer). The Company’s shipping and handling costs are fulfillment costs, and such amounts are classified as part of cost of sales. The Company offers credit sales arrangements to non-retail (or wholesale) customers and monitors the collectability of each credit sale routinely.

Revenue is measured by the transaction price, which is defined as the amount of consideration expected to be received in exchange for providing goods to customers. The transaction price is adjusted for estimates of known or expected variable consideration, which includes refunds and returns as well as incentive offers and promotional discounts on current orders. Estimates for sales returns are based on, among other things, an assessment of historical trends, information from customers, and anticipated returns related to current sales activity. These estimates are established in the period of sale and reduce revenue in the period of the sale. Variable consideration related to incentive offers and promotional programs are recorded as a reduction to revenue based on amounts the Company expects to collect. Estimates are regularly updated, and the impact of any adjustments are recognized in the period the adjustments are identified. In many cases, key sales terms such as pricing and quantities ordered are established at the time an order is placed and incentives have very short-term durations.

Amounts billed and due from customers are short term in nature and are classified as receivable since payments are unconditional and only the passage of time related to credit terms is required before payments are due. The Company does not grant payment financing terms greater than one year. Payments received in advance of revenue recognition are recorded as deferred revenue, as noted above.

Royalty Revenue

On June 13, 2022, KBI entered into the PMI License Agreement with PMPSA, effective as of May 13, 2022 (the “PMI Commencement Date”). Pursuant to the PMI License Agreement, KBI granted PMPSA an exclusive irrevocable license to use its technology, documentation, and intellectual property to make, distribute, and sell disposable nicotine e-cigarettes Products based on the intellectual property in certain international markets set forth in the PMI License Agreement (the “PMI Markets”). The Company has the exclusive international distribution rights to the Products and, in order to allow KBI to fulfill its obligations set forth in the PMI License Agreement, has contributed the international

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

distribution rights for the PMI Markets to KBI as set forth in a Capital Contribution Agreement, dated June 10, 2022. The sublicense granted to PMPSA is exclusive in the PMI Markets and neither KBI nor any of its affiliates can sell, promote, use, or distribute any competing products in the PMI Markets for the duration of the term of the PMI License Agreement and any Sell-Out Period (as defined in the PMI License Agreement). PMSPA will be responsible for any regulatory filings necessary to sell the Products in the PMI Markets. Both KBI and PMPSA agree to work together in the registration and maintenance of the Intellectual Property, but KBI will bear all costs and expense to implement the registration strategy. Finally, PMPSA has agreed to potential future development services with KBI in the PMI Markets and has been granted certain rights with respect to potential future products.

The initial term of the PMI License Agreement is five (5) years and automatically renews for an additional five-year period unless PMPSA has failed to meet the agreed upon minimum key performance indicators set forth in the PMI License Agreement, in which case the PMI License Agreement will automatically terminate at the end of the initial license term.

In consideration for the grant of the licensed rights, PMPSA agreed to pay to KBI a royalty equal to a percentage of the base price of the first sale of each unit of Product manufactured. In addition, before the launch of the first product in a market and each anniversary of such launch, PMPSA agrees to pre-pay to KBI a guaranteed minimum royalty based on the estimated royalties payable by PMPSA to KBI in relation to all markets in the twelve (12)-month period following the first launch or each successive anniversary of the first launch, subject to an aggregate maximum guaranteed royalty payment for all markets for each applicable twelve (12)-month period. PMPSA may require modification of certain products to be sold under the PMI Licensing Agreement to be modified for a PMI Market. Pursuant to the PMI Licensing Agreement, PMPSA has absolute discretion over sales, marketing, product branding and packaging pertaining to sales in the PMI Markets, as well as the right to select the specific PMI Markets in which to launch commercialization and determine what product types are to be promoted in each market, subject to sales and marketing plans and annual business plans set by PMPSA and certain expansion criteria agreed between PMPSA and KBI. Royalty revenue earned from the PMI License Agreement is recognized in the period the sales of the Product manufactured occurs.

The PMI License Agreement contains customary representations, warranties, covenants, and indemnification provisions; however, KBI’s liability under the PMI License Agreement is capped at the greater of: (i) Ten Million Dollars ($10,000,000); or (ii) an amount equal to the total of the royalties due to KBI (but not yet paid) plus the royalties (including the guaranteed royalty payment) paid to KBI pursuant to the PMI License Agreement during the immediately preceding twelve (12) consecutive months, provided that such amount shall not exceed Thirty Million Dollars ($30,000,000).

On June 10, 2022, Bidi entered into a License Agreement (the “KBI License Agreement”) with KBI, pursuant to which KBI has the exclusive irrevocable license to use Bidi’s licensed intellectual property to the extent necessary for KBI to fulfill its obligations set forth in the PMI Licensing Agreement. Such irrevocable license includes: (i) the right of KBI to grant sub-licenses to PMPSA under the PMI License Agreement for the express purposes set forth in the PMI License Agreement, but for no other purpose; (ii) the right of KBI to grant to PMPSA the right to grant sub-sub-licenses in the manner set forth in the PMI License Agreement, but for no other purpose; and (iii) certain branding rights to the extent (but only to the extent) necessary to permit KBI to perform its obligations to PMPSA as set forth in the PMI License Agreement.

On August 12, 2023, the Company executed and entered into a Deed of Amendment No. 1 (the “PMI License Amendment”) with PMPSA, Bidi and KBI. Pursuant to the PMI License Amendment (which has an effective date of June 30, 2023), the following material changes have been made to the PMI License Agreement:

1.      Royalty Rate.    The royalty paid by PMPSA to KBI will no longer be based on sales price of the Product being sold, but rather on the volume of liquid contained within Product being sold. The royalty will be on a sliding scale of between $0.08 to $0.16 per sale based on the volume of liquid contained in the Product, increasing to between $0.10 to $0.20 per sale upon meeting certain sales milestones. For purposes of determining aggregate sales threshold, all sales undertaken since commencement of the PMI Licensing Agreement will be counted.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

2.      Elimination of Certain Potential Royalty Adjustments.    Certain potential adjustments to the royalties receivable by KBI as provided for in the PMI License Agreement have been eliminated.

3.      Guaranteed Royalty.    The guaranteed royalty payment owed to KBI under the PMI License Agreement has been eliminated. Instead, royalties will be paid on a quarterly basis going-forward based on actual sales. Any unpaid guaranteed royalty has been cancelled.

4.      Insurance Tail Requirements.    KBI’s requirement to keep certain tail insurance after the expiration or termination of the PMI Licensing Agreement was reduced from 6 years to 2 years.

5.      Markets.    The identification of the PMI Markets that PMI may enter has been expanded to cover certain additional territories.

6.      Net Reconciliation Payment to KBI.    As a result of the changes to the PMI License Agreement described in paragraphs 1 thought 3 above, the value of such changes was calculated and reconciled as of the date of commencement of the PMI Licensing Agreement through June 30, 2023. On September 8, 2023, the Company received the Net Reconciliation Payment from PMPSA of $134,981 pursuant to this provision.

The KBI License Agreement provides that KBI shall pay Bidi license fees equivalent to 50% of the adjusted earned royalty payments, after any offsets due to jointly agreed costs such development costs incurred for entry to specific international markets. During the year ended October 31, 2023, the Company paid license fees of approximately $150,000 to Bidi. As of July 31, 2024, the Company owes license fees of approximately $208,000 to Bidi.

As of July 31, 2024, amounts receivable from PMPSA in connection with the PMI license agreement totaled $485,000 of which $485,000 pertain to royalties. As of October 31, 2023, amounts receivable from PMPSA in connection with the PMI License Agreement totaled $1,002,196 of which $289,672 and $712,524 pertain to royalties and reimbursement of certain non-recurring engineering costs, respectively.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period, without consideration of potential common stock equivalents.

Diluted net loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of common stock outstanding plus common share equivalents from conversion of dilutive stock options and warrants using the treasury method and preferred stock using the if-converted method, except when antidilutive. In the event of a net loss, the effects of all potentially dilutive shares are excluded from the diluted net loss per share calculation as their inclusion would be antidilutive.

Concentration of Revenues and Accounts Receivable

For the nine months ended July 31, 2024, (i) 24% or $1,228,535 of the revenue from the sale of Products, solely consisting of the BIDI® Stick, was generated from QuikTrip Corporation, (ii) 19% or $990,589 of the revenue from the sale of the Products was generated from GPM Investments, LLC, and (iii) 11% or $575,183 of the revenue from the sale of the Products was generated from FAVS Business, LLC. On May 2, 2024, QuikTrip Corporation terminated its consignment arrangement with the Company.

For the nine months ended July 31, 2023, (i) 17% or $1,453,780 of the revenue from the sale of Products, solely consisting of the BIDI® Stick, was generated from GPM Investments, LLC, (ii) 15% or $1,270,841 of the revenue from the sale of the Products was generated from C Store Master, (iii) approximately 14% or $1,169,310 of the revenue from the sale of Products, solely consisting of the BIDI Stick, was generated from FAVS Business, LLC, and (iv) approximately 12% or $1,055,965 of the revenue from the sales of Products was generated from QuikTrip Corporation.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

EbyBrown, with an outstanding balance of $17,162, QuikTrip Corporation, with an outstanding balance of $11,114 and Coremark, with an outstanding balance of $5,758 accounted for 46%, 30%, and 15% of the total accounts receivable from customers, respectively, as of July 31, 2024.

FAVS Business LLC with an outstanding balance of $302,400, C Store Master with an outstanding balance of $300,590, and QuikTrip Corporation with an outstanding balance of $164,987 accounted for approximately 35%, 35%, and 19% of the total accounts receivable from customers, respectively, as of October 31, 2023.

Share-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments (share-based payments, referred to herein as “SBP”) based on the grant-date fair value of the award. That cost is recognized over the period during which a recipient is required to provide service in exchange for the SBP award — the requisite service period (vesting period). For SBP awards subject to performance conditions, compensation is not recognized until the performance condition is probable of occurrence. The grant-date fair value of share options is estimated using the Black-Scholes-Merton option-pricing model.

The fair value of each option granted during the fiscal nine month period ended July 31, 2024, and July 31, 2023, was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the weighted average assumptions in the following table:

	As of July 31, 2024	As of July 31, 2023

Expected dividend yield	0%	0%
Expected option term (years)	5.5 – 7	5.0
Expected volatility	214.72 – 225.52%	243.20 – 247.90%
Risk-free interest rate	3.78 – 4.63%	3.81 – 4.18%

The expected term of options granted represents the period of time that options granted are expected to be outstanding. The expected volatility was based on the volatility in the trading of the Company’s common stock. The risk-free interest rate used is based on the published U.S. Department of Treasury interest rates in effect at the time of stock option grant for zero coupon U.S. Treasury notes with maturities approximating each grant’s expected term. Forfeitures and cancellations are recorded as they occur.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•        Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies (cont.)

•        Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•        Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2024 and October 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash, accounts receivable, accounts payable, accrued expenses, and loans payable. As of July 31, 2024 and October 31, 2023, the Company did not have any financial assets or liabilities measured and recorded at fair value on a recurring basis.

Recent Accounting Pronouncements — Adopted

The Company follows the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets held. The ASU became effective for the Company on November 1, 2023, and determined that the update applied to accounts receivable. The adoption of this new guidance did not have a material effect on the Company’s consolidated financial statements and did not significantly impact the Company’s accounting policies or estimation methods related to the allowance for doubtful accounts.

Recent Accounting Pronouncements — Not Yet Adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires additional disclosures reconciling the rates of different categories of income tax (i.e. federal, state, foreign, etc.) and a disaggregation of taxes paid and refunded. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, and for interim periods in fiscal years beginning after December 15, 2025, although early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its income tax disclosures.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The purpose of the amendment is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. The Company is continuing to evaluate the impact of adopting this new guidance but does not expect it to have a material impact on the Company’s financial statements.

Note 3 — Going Concern

The accompanying unaudited interim consolidated financial statements of the Company are prepared in accordance with U.S. GAAP applicable to a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business within one year after the date the unaudited interim consolidated financial statements are issued. In accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40),

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 3 — Going Concern (cont.)

the Company’s management evaluates whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying unaudited interim consolidated financial statements are issued.

The Company will need significant additional funds to satisfy its outstanding payables, fund its working capital, and fully implement its business plan as the Company seeks to grow its revenues. In addition, the Company’s ability to continue as a going concern is adversely affected by the uncertainty surrounding Bidi’s PMTA process with FDA and outcome of Bidi’s petition with the 11th Circuit Court of Appeals regarding the FDA’s January 2024 MDO relating to Classic Bidi® Stick, as well as the Company’s significant recurring losses and present need for additional funding. All of these factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Management plans to continue similar operations with increased marketing and enhanced efforts to increase sales, which the Company believes will result in increased revenue and ultimately net income.

However, there is no assurance that the Company’s plans will be able to generate expected or greater amounts of revenues or ever achieve profitability due to the factors listed above as well as the regulation and public perception of ENDS products and the various other risks faced by the Company.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these or other risks or uncertainties.

Note 4 — Intangible Assets

The Company’s intangible assets include patents and technology that were acquired as part of the Asset Purchase Agreement with GoFire, Inc. entered on May 30, 2023. The cost and accumulated amortization of the intangible assets amounted to $11,795,975 and $917,464 as of July 31, 2024, respectively and $11,795,975 and $327,666 as of October 31, 2023, respectively. Amortizable patents and technology have a useful life of 15.0 years with a weighted average remaining useful life of 13.8 years and 14.6 years as of July 31, 2024, and October 31, 2023; respectively.

The Company recognized amortization expense of $589,798 and $131,066 for the nine months ended July 31, 2024, and 2023, respectively. Amortization expense is included under general and administrative expenses in the unaudited interim consolidated statement of operations.

Future amortization expense of intangible assets is as follows:

Remaining period in 2024 (three months)	$196,600
Year ending October 31, 2025	786,398
Year ending October 31, 2026	786,398
Year ending October 31, 2027	786,398
Year ending October 31, 2028	786,398
Thereafter	7,536,319
Total	$10,878,511

Note 5 — Loans Payable

Insurance Loans

On May 10, 2024, the Company obtained two insurance loans. The first loan is a nine-month loan from First Insurance Bank to finance the annual D&O insurance, with the principal amount of $381,077 and subject to an effective interest rate of 7.45%. The second loan is a nine-month loan from First Insurance Bank to finance the annual D&O insurance, with the principal amount of $94,404 and subject to an effective interest rate of 11.15%. As of July 31, 2024, the outstanding balance of the Insurance loans amounted to $371,566.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 5 — Loans Payable (cont.)

On May 20, 2023, the Company obtained a nine-month loan from Westfield Bank to finance the annual D&O insurance. The principal amount was $342,001 and subject to an effective interest rate of 7.79%. As of July 31, 2024, and October 31, 2023, the remaining balance was zero and $152,000, respectively.

Loan Agreements

On May 9, 2023, the Company entered into two loan agreements which are collateralized by all assets of the Company until the loans are repaid in full. As illustrated in the following table, under the terms of these agreements, the Company received the disclosed Purchase Price and agreed to repay the disclosed Purchase Amount, which is collected by the lenders at the disclosed weekly payment rate. The Company’s former Chief Executive Officer, Eric Mosser personally guarantees the performance of these loans. These loans were fully paid on December 4, 2023, upon their maturity.

On November 29, 2023, the Company entered into two loan agreements which are collateralized by all assets of the Company until the loans are repaid in full. As illustrated in the following table, under the terms of these agreements, the Company received the disclosed Purchase Price and agreed to repay the disclosed Purchase Amount, which is collected by the lenders at the disclosed weekly payment rate. The Company’s former Chief Executive Officer, Eric Mosser personally guarantees the performance of these loans. These loans were fully paid on June 13, 2024, upon their maturity.

The following table shows the loan agreements as of July 31, 2024:

Inception Date	Purchase Price	Purchased Amount	Outstanding Balance	Payment frequency	Payment Rate	Deferred Finance Fees
November 29, 2023	$600,000	$864,000	$—	Weekly	30,857	$—
November 29, 2023	600,000	864,000	—	Weekly	30,857	—
	$1,200,000	$1,728,000	$—

The following table shows the loan agreements as of October 31, 2023:

Inception Date	Purchase Price	Purchased Amount	Outstanding Balance	Payment frequency	Payment Rate	Deferred Finance Fees
May 9, 2023	$400,000	$580,000	$53,709	Weekly	20,714	$3,434
May 9, 2023	400,000	580,000	80,467	Weekly	20,714	5,247
	$800,000	$1,160,000	$134,176			$8,681

The Company has accounted for these agreements as loans under ASC 860 because while the Company provided rights to current and future receipts, the Company still had control over the receipts. The difference between the Purchase Amount and the Purchase Price is imputed interest that is recorded as interest expense when paid.

On August 9, 2023, the Company entered into a Securities Purchase Agreement (the “SPA”) with AJB Capital Investments, LLC (“AJB”), pursuant to which the Company sold a Promissory Note in the principal amount of $650,000 (the “Note”) to AJB in a private transaction for a purchase price of $585,000 (giving effect to original issue discount of $65,000). The Note matured on February 8, 2024 (the “Maturity Date”) and bore interest at the rate of 10% per annum. Interest was payable on a monthly basis beginning on the date that was one month following the date of issuance of the Note. Provided no event of default (as defined in the Note) was in effect as of the Maturity Date, the Company may elect to extend the Maturity Date for a period of six (6) months. Pursuant to the terms of the SPA, the Company paid a commitment fee to AJB in the form of 19,048 shares of Common Stock (the “Commitment Fee Shares”) with a relative fair value of $130,478 which was recognized as discount to the note. The debt discount and issuance costs were amortized over the term of the note. Amortization expense amounted to $38,273 and zero for the nine months ended July 31, 2024, and 2023, respectively.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 5 — Loans Payable (cont.)

Under the SPA, the Company has the right to repurchase half of the Commitment Fee Shares if the Note is repaid in full prior to maturity. On December 1, 2023, the Company fully paid the loan balance in advance of the maturity date. In connection with the repayment of the Note, the Company agreed that AJB would be permitted to retain all of the Commitment Fee Shares. The Company recognized zero and $98,432 as loss on extinguishment of debt for the three and nine months ended July 31, 2024. As of July 31, 2024, and October 31, 2023, the carrying value of the loan and unamortized debt discount and issuance costs were zero and zero and $513,295 and $136,705, respectively.

Note 6 — Leases

The Company does not have financing leases and has only one operating lease for office space and inventory storage space with Just Pick, LLC (“Just Pick”), a related party owned and controlled by Nirajkumar Patel, the former Chief Executive Officer and Director of the Company (see Note 8). Certain of the Company’s leases, have and may in the future, include renewal options, which have been and might be in the future, included in the calculation of the lease liabilities and right of use assets when the Company is reasonably certain to exercise the option.

Cash flow information related to leases was as follows:

	July 31, 2024	July 31, 2023
Other Lease Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(148,012)	$(142,202)

The following table provides the maturities of lease liabilities on July 31, 2024:

Operating Leases
Remaining period in 2024 (three months)	58,662
Year ending October 31, 2025	238,800
Year ending October 31, 2026	253,614
Year ending October 31, 2027	274,946
Year ending October 31, 2028	175,989
Total future undiscounted lease payments	$1,002,011
Less: Interest	(87,250)
Present value of lease liabilities	$914,761

At July 31, 2024, the Company had no additional leases which had not yet commenced.

Note 7 — Stockholders’ Equity

Series B Convertible Preferred Stock

On May 30, 2023, the Company issued 900,000 shares of the Series B Preferred Stock as consideration for the acquisition of the GoFire Purchased Assets. The Series B Preferred Stock carries no voting rights except: (i) with respect to the ability of the holders of a majority of the then outstanding Series B Preferred Stock (the “Majority Holders”), to nominate a director to the Company’s board of directors, and (ii) that the vote of the Majority Holders is necessary for effecting any amendment to the Company’s Certificate of Incorporation or Certificate of Designation that affects the Series B Preferred Stock. The Series B Preferred Stock is redeemable at the option of the Company at a redemption price of $15 per share, subject to potential downward adjustments based on the trading price of the Common Stock. Subject to additional limitations in the GoFire APA, the Series B Preferred Stock holds seniority over the Common Stock and each other class of series of securities now existing or hereafter authorized with respect to

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 7 — Stockholders’ Equity (cont.)

dividend rights, the distribution of assets upon liquidation, and dissolution and redemption rights. Upon a liquidation and winding up of the Company, the holders of Series B Preferred Stock are entitled to a liquidation preference of $15 per share (the “Liquidation Preference”), though the redemption may be adjusted downward based on the trading price of the Common Stock at the time of liquidation. The holders of Series B Preferred Stock are entitled to receive a dividend equal to 2% of the Liquidation Preference, accruing from the Closing Date and payable on the eighteen-month anniversary of the Closing Date. Amounts payable in respect of the Series B Dividend shall begin to accrue on a daily basis, be cumulative from and including the Original Issue Date, whether or not the Corporation has funds legally available for such dividends or such dividends are declared, shall compound on each six month anniversary of the Original Issue Date and shall be payable in arrears on the 18-month anniversary of the Original Issue Date. No preemptive rights are granted to the holders of Series B Preferred Stock. The Majority Holders have the ability to cause a voluntary conversion of the Series B Preferred Stock into Common Stock at a conversion rate of 0.3968 shares of Common Stock per share of Series B Preferred Stock which may only occur on or after the following dates 18-month, 24 month, 36 month, 48 month, and 60 month anniversary of the original issuance date; and only up to 180,000 shares of Series B Preferred Stock on each of these dates. All shares of Series B Preferred Stock will automatically convert to Common Stock upon the occurrence of a Change of Control (as defined in the GoFire APA).

Reverse Stock Split

On January 22, 2024, the Company filed a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to affect a 1-for-21 reverse stock split (the “2024 Reverse Stock Split”) of the shares of the Common Stock. The 2024 Reverse Stock Split was effective on January 25, 2024, on the Nasdaq Stock Market. No fractional shares were issued in connection with the 2024 Reverse Stock Split. Any fractional shares of the Company’s Common Stock that would have otherwise resulted from the 2024 Reverse Stock Split were rounded up to the nearest whole number. In connection with the 2024 Reverse Stock Split, the Board approved appropriate and proportional adjustments to all outstanding securities or other rights convertible or exercisable into shares of the Common Stock, including, without limitation, all preferred stock, warrants, options, and other equity compensation rights. All historical share and per-share amounts reflected throughout the accompanying unaudited interim consolidated financial statements and other financial information in this Report have been retroactively adjusted to reflect the 2024 Reverse Stock Split as if the split occurred as of the earliest period presented. The par value per share of the Common Stock was not affected by the 2024 Reverse Stock Split.

Common Stock

During the three and nine months ended July 31, 2024, the Company issued 1,746,500 shares of common stock in connection with the June 2024 Public Offering (see below).

During the three and nine months ended July 31, 2024, the Company issued 2,174,456 shares of common stock from exercises of pre-funded warrants (see below).

During the three and nine months ended July 31, 2024, the Company issued zero and 52,949 shares of common stock, respectively, for rounding of shares related to the Reverse Split.

During the three and nine months ended July 31, 2024, the Company issued zero and 16,667 shares of common stock, respectively, to a FINRA member broker-dealer in connection with the termination of its relationship with such broker dealer. The fair value was $62,000 based on the closing price of the common stock on the termination date and recorded as stock-based compensation.

June 2024 Public Offering

On June 21, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with the certain purchasers (the “Purchasers) for the purchase and sale of an aggregate of $5,393,250 of the Company’s securities consisting of 3,525,000 units (the “Units’). With respect to (i) 1,350,000 of the Units (the “Common Units”), each such Common Unit consisted of one share of the Company’s common stock, par value $0.001 per share

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 7 — Stockholders’ Equity (cont.)

(“Common Stock”) and one and one-half common warrants (“Common Warrants”) to purchase one and one-half shares of Common Stock and (ii) the other 2,175,000 Units (the “Pre-funded Units”), each such Pre-funded Unit consisted of a pre-funded warrant (“Pre-funded Warrant”) to purchase one share of Common Stock and one and one-half Common Warrants. Pursuant to the Purchase Agreement, the Common Units were sold at a purchase price of $1.53 per Unit and the Pre-funded Units were sold at a purchase price of $1.529 per Unit. The sale of the Units to the Purchasers closed on June 24, 2024 (the “Closing Date”). The Company also sold 396,500 Common Units to additional investors, who did not enter into the Purchase Agreement, under the same terms sold to Purchasers. The sale of securities by the Company pursuant to the Purchase Agreement combined with the concurrent sale of securities to additional investors is referred to herein as the “June 2024 Public Offering’. The aggregate gross proceeds to the Company from the June 2024 Public Offering were approximately $5,997,720, before deducting placement agent fees and expenses and other transaction costs of $744,993. Of the total gross proceeds, $2,672,145 and $3,325,575 were allocated to the common stock and the pre-funded warrants, respectively.

See further Common Warrants and Pre-Funded Warrants details below.

Stock Options

Summary of stock options information is as follows:

	Aggregate Number	Aggregate Exercise Price	Exercise Price Range	Weighted Average Exercise Price
Outstanding, October 31, 2023	449,106	$14,081,408	$10.08 – 602.28	$31.36
Granted	104,693	529,899	2.81 – 11.76	5.06
Exercised	—	—	—	—
Cancelled, forfeited, or expired	(285,978)	(4,504,492)	2.81 – 36.12	15.75
Outstanding, July 31, 2024	267,821	$10,106,815	$2.81 – 602.28	$37.74
Exercisable, July 31, 2024	240,510	$9,873,000	$3.64 – 602.28	$41.05

During the three months ended July 31, 2024, and 2023, the Company recognized $56,062 and $597,221, respectively, of stock option expense related to outstanding stock options. During the nine months ended July 31, 2024, and 2023, the Company recognized $76,932 and $3,385,946, respectively, of stock option expense related to outstanding stock options. The stock option expense is net of forfeitures related to the stock option expense of cancelled stock options during the three and nine months ended July 31, 2024 that were reversed. The weighted-average grant-date fair value of the options granted during the fiscal nine-month periods ended July 31, 2024 and 2023 was $5.03 and $15.81, respectively.

On July 31, 2024, the Company had $86,237 of unrecognized expenses related to options, which is expected to be recognized over a weighted-average period of approximately 0.9 years. The weighted average remaining contractual life is approximately 8.28 years for stock options outstanding on July 31, 2024. The aggregate intrinsic value of these outstanding options as of July 31, 2024, was zero.

Compensation expense related to performance-based options is recognized on a straight-line basis over the requisite service period, provided that it is probable that performance conditions will be achieved, with probability assessed on a quarterly basis and any changes in expectations recognized as an adjustment to earnings in the period of the change. Compensation cost is not recognized for service- and performance-based awards that do not vest because service or performance conditions are not satisfied, and any previously recognized compensation cost is reversed. If vesting occurs prior to the end of the requisite service period, expense is accelerated and fully recognized through the vesting date.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 7 — Stockholders’ Equity (cont.)

Warrants

Warrant information as of the periods indicated is as follows:

	Aggregate Number	Aggregate Exercise Price	Exercise Price Range	Weighted- Average Exercise Price
Outstanding, October 31, 2023	242,548	$13,946,006	12.39 – 126	$57.51
Granted	8,057,250	6,943,230	0.001 – 1.18	0.86
Exercised	(2,175,000)	(2,175)	0.001	0.001
Cancelled, forfeited, or expired	(36,912)	(544,025)	12.39 – 15.33	14.74
Outstanding, July 31, 2024	6,087,886	$20,343,036	$0.001 – 126	$3.34
Exercisable, July 31, 2024	6,087,886	$20,343,036	$0.001 – 126	$3.34

The weighted average remaining contractual life is approximately 4.82 years for Common Stock warrants outstanding as of July 31, 2024. As of July 31, 2024, the intrinsic value of outstanding stock warrants was zero.

June 2024 Public Offering Warrants

The Company issued a common stock purchase warrant to purchase an aggregate of 5,882,250 shares of Common Stock in connection with the June 2024 Public Offering with an initial exercise price of $1.53 per share (equal to 100% of the public offering price of each unit sold in this offering). The warrant is exercisable immediately and will expire five years from the date of issuance. However, if, on the date that is 30 calendar days immediately following the Closing Date (the “Reset Date”), the Reset Price (as defined below) is less than the exercise price of the Common Warrants on the Reset Date, then the exercise price of the Common Warrants shall be decreased to the Reset Price. “Reset Price” means 100% of the arithmetic average of the daily VWAPs during the five trading days immediately preceding the Reset Date, provided, that in no event shall the Reset Price be less than $0.574 per share (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the securities purchase agreement). Immediately after the Reset Date, the Reset Exercise Price is $1.18 per share. As of July 31, 2024, June 2024 Public Offering Warrants to purchase 5,882,250 shares of Common Stock remain outstanding.

GoFire Acquisition Warrants

The Company issued a common stock purchase warrant to purchase an aggregate of 95,240 shares of Common Stock as consideration for the acquisition of the GoFire Purchased Assets. The Warrant is exercisable for a period of four (4) years from the Closing Date. The exercise price for the Warrant Shares is $63.00, $84.00, $105.00 and $126.00 per share, respectively, for each of four tranches of 23,810 Warrant Shares. The exercise prices of the Warrant are subject to customary stock-based (but not price-based) adjustments upon the occurrence of stock splits and the like involving the Common Stock. The Warrant is exercisable on a cash basis only, except that the Warrant may be exercised on a “cashless basis” if at the time of exercise there is not an effective registration statement under the Securities Act of 1933, as amended covering the public resale of the Warrant Shares. As of July 31, 2024, GoFire Acquisition Warrants to purchase 95,240 shares of Common Stock remain outstanding.

September 2021 Public Offering Warrants

The Company issued a common stock purchase warrant to purchase a total of 193,036 shares of Common Stock in connection of the Company’s underwritten public offering in September 2021, at an exercise price of $39.90 per share. These warrants expire in 2026. As of July 31, 2024, September 2021 Public Offering Warrants to purchase 110,396 shares of Common Stock remain outstanding.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 7 — Stockholders’ Equity (cont.)

Other Warrants

The Company issued a common stock purchase warrant to purchase an aggregate of 17,524 shares of Common Stock as compensation for advisory services rendered directly related to the GoFire APA. The warrant is exercisable for a period of five (5) years from the Closing Date. The exercise price for the warrant shares is $14.70 per share. The warrant is non-exercisable or transferrable for six months after the date of the closing of APA other than as permitted by FINRA Rule 5110. The warrant may be exercised as to all or a lesser number of shares of Common Stock for a period of five (5) years after the Closing Date.

The Company entered into a financial advisor and placement agent agreement in April 2023 with an advisor. As part of the consideration for the advisor’s services, the Company will issue warrants to purchase an aggregate of 17,143 shares of Common Stock at an exercise price of $15.33 per share and a term of 5 years. During the twelve (12) month engagement period, the Company will grant the advisor warrants to purchase 1,429 shares of Common Stock each month. The Company issued the first six (6) months of warrants to purchase 8,572 shares of common stock upon the execution of the agreement and will issue monthly warrants each month at a rate of 1,429 warrants per month until 17,143 warrants have been issued in aggregate. The Company issued warrants to purchase a total of 15,715 shares of Common Stock.

The Company entered into a financial advisor and placement agent agreement in August 2023 with an advisor. As part of the consideration for the advisor’s services, the Company issued warrants to purchase an aggregate of 3,673 shares of common stock at an exercise price of $12.39 per share and a term of 5 years.

The total Other Warrants to purchase 36,912 shares of Common Stock were cancelled on December 15, 2023.

Pre-Funded Warrants

The Company issued a pre-funded warrant to purchase an aggregate of 2,175,000 shares of Common Stock in connection with the June 2024 Public Offering. The Pre-funded Warrants were sold to Purchasers whose purchase of Common Units in the June 2024 Public Offering would have otherwise resulted in such Purchaser beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of the Company’s outstanding Common Stock. The exercise price of each Pre-funded Warrant is $0.001 per share. The Pre-funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

Immediately after the Closing Date, the Purchasers of the Pre-funded Units exercised all of the 2,175,000 Pre-funded Warrants and purchased shares of common stock. The Company issued 2,174,456 shares of common stock from exercises of pre-funded warrants, consisting of 1,450,000 Pre-funded Warrants through cash exercise and 725,000 Pre-funded Warrants through cashless exercise. The Company received proceeds amounting to $1,450 from the cash exercise of the Pre-funded Warrants. As of July 31, 2024, there were no Pre-Funded Warrants outstanding.

Note 8 — Related-Party Transactions

In March 2020, the Company commenced business operations as a result of becoming the exclusive distributor of certain ENDS and related components (the “Products”) manufactured by Bidi, a related party company that is also owned by Nirajkumar Patel, the former Chief Executive Officer and Director of the Company.

On June 24, 2024, the Company obtained a short-term loan from Bidi, a related party company to finance the state and franchise tax fees. The principal amount was $218,787 and was not subject to interest. The entire principal balance of this loan shall be due and payable in full immediately upon receipt of funds by the Company pursuant to the June 2024 Public Offering noted above. This loan was fully paid on June 25, 2024, and as of July 31, 2024, had an outstanding balance of zero.

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 8 — Related-Party Transactions (cont.)

Revenue and Accounts Receivable

During the nine months ended July 31, 2024, the Company recognized revenue of $5,950 from one company owned by Nirajkumar Patel, the former Chief Executive Officer and Director of the Company, and/or his wife. There was no accounts receivable balance for these transactions as of July 31, 2024.

During the nine months ended July 31, 2023, the Company recognized revenue of $7,878 from three companies owned by Nirajkumar Patel, the former Chief Executive Officer and a Director of the Company, and/or his wife.

Concentration of Purchases and Accounts Payable

During the nine months ended July 31, 2024, 100% of the inventories of Products, consisting solely of the BIDI® Stick, were purchased from Bidi, a related party controlled by Nirajkumar Patel, the former Chief Executive Officer and Director of the Company, in the amount of $273,060. As of July 31, 2024, the Company had accounts payable to Bidi of $1,275,000 from purchases of inventory, and Products valued at $200,364 were held in inventory.

During the nine months ended July 31, 2023, 100% of the inventories of Products, consisting solely of the BIDI® Stick, were purchased from Bidi, a related party controlled by Nirajkumar Patel, in the amount of $8,764,380.

The KBI License agreement provides that KBI shall pay Bidi license fees equivalent to 50% of the adjusted earned royalty payments, after any offsets due to jointly agreed costs such development costs incurred for entry to specific international markets. As of July 31, 2024 and October 31, 2023, the Company had license fees of $208,000 and zero payable to Bidi. As of July 31, 2024, the Company had no outstanding payable to Bidi for reimbursement of insurance expense. As of October 31, 2023, the Company had a payable to Bidi of $712,524 for certain non-recurring engineering costs related to the PMI License Agreement which were fully paid in November 2023, and $240,802 for reimbursement of insurance expense.

Leased Office Space and Storage Space

On June 10, 2022, the Company entered into a Lease Agreement with Just Pick, LLC, owned and controlled by Nirajkumar Patel, the former Chief Executive Officer and Director of the Company. The Company had $49,844 and $148,012 in operating lease expenses for the three and nine months ended July 31, 2024, respectively, and $47,855 and $142,202 for the three and nine months ended July 31, 2023, respectively.

Note 9 — Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of July 31, 2024, and October 31, 2023, other than the below:

QuikfillRx Service Agreement Amendment

Effective as of November 9, 2022, the Company entered into its latest amendment to the Service Agreement with QuikfillRx (collectively with prior amendments, the “Amended Service Agreement”). The November 9, 2022 amendment to the Service Agreement was captioned as the “Fourth Amendment” although it was the fifth amendment to the Service Agreement. Pursuant to the Amended Service Agreement:

(a)     the term of the Amended Service Agreement was extended (unless earlier terminated pursuant to the terms of the Amended Service Agreement) from November 1, 2022 (the “Effective Date”) until October 31, 2025, following which the term shall automatically renew for successive one (1) year period beginning November 1, 2025;

KAIVAL BRANDS INNOVATIONS GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

Note 9 — Commitments and Contingencies (cont.)

(b)    QuikfillRx agreed to change its “doing business as” name to “Kaival Marketing Services” within thirty (30) days following the Effective Date;

(c)     it was provided that either party may terminate the Amended Service Agreement without cause upon not less than ninety (90) days prior written notice to the other party;

(d)    QuikfillRx was granted a one-time, fully vested, ten-year non-qualified option award to purchase up to 11,905 shares of Company common stock with an exercise price of $20.72 per share (the closing price of the Company’s common stock on November 9, 2022). The option grant was memorialized pursuant to a Nonqualified Option Agreement, dated November 9, 2022, between the Company and QuikfillRx; and

(e)     the parties agreed to revise the compensation for services as follows: (i) payment of $125,000 per month; (ii) bonus equivalent to 0.27% of the applicable gross quarterly sales and (iii) a grant of 3,000,000 nonqualified stock options to purchase shares of Company common stock which shall vest based on achievement of certain net revenue and profit margin targets up to $180,000,000 in total net revenues over a period of 3 years.

On February 21, 2024, the Company terminated the agreement and all amendments with QuikFillRx. Per the termination, the Company was required to pay $80,000 by March 1, 2024, in full satisfaction of all obligations, debts, and prior services, including but not limited to stock incentives, bonuses, third party obligations, owed by the Company to QuickfillRx. The Company made the required payment on February 28, 2024.

The Company accrued zero and $37,416 for a quarterly bonus payable to QuikfillRx, based on the Applicable Gross Quarterly Sales results of the three months ended July 31, 2024 and 2023, respectively.

International Trade Commission claims against the Company

On June 11, 2024, RAI Strategic Holdings, Inc., R.J. Reynolds Vapor Company, R.J. Reynolds Tobacco Company, and RAI Services Company (collectively, the “RJ Reynolds Entities”) filed a patent infringement complaint with the International Trade Commission (the “ITC”) against Bidi, the Company, and forty (40) other respondents (the “ITC Complaint”) pursuant to Section 337 of the Tariff Act of 1930, as amended. Specifically, the ITC Complaint alleges that one or more components or elements of the Bidi Stick infringe U.S. Patent No. 11,925,202, which is owned by one of the RJ Reynolds Entities. The ITC Complaint requests the ITC grant: (a) temporary and permanent limited exclusion orders pursuant to Section 337(e) of the Tariff Act of 1930, as amended, which would prohibit the importation of the Bidi Stick in the United States; and (b) issue temporary and permanent cease and desist orders pursuant to 337(f) of the Tariff Act of 1930, as amended, which would prohibit the sale and distribution of the Bidi Stick in the United States. On July 17, 2024, the Company was dismissed from the ITC proceeding and is no longer a defendant in the ITC proceeding. No damages are recoverable in the proceedings before the ITC. If Bidi is prohibited from importing the Bidi Stick, then the Company’s business, operations, financial results, and reputation would be significantly adversely impacted.

Note 10 — Subsequent Events

On September 12, 2024, the Company announced the passing of the Company’s Chief Executive Officer and Director, Nirajkumar Patel. Effective September 12, 2024, the Company announced that Mark Thoenes, a Director, had been appointed to serve as the Company’s interim Chief Executive Officer.

Delta Corp Holdings Limited

DIRECTORS’ STATEMENT

For the financial year ended 31 December 2023

The Directors present their statement to the member together with the audited financial statements of the Company for the financial year ended 31 December 2023.

1.      DIRECTORS’ OPINION

In the opinion of the Directors,

(a)     the financial statements are drawn up so as to give a true and fair view of the financial position of the Company as at 31 December 2023 and of the financial performance, changes in equity and cash flows of the Company for the financial year then ended; and,

(b)     at the date of this statement, having regard to the financial support from the shareholder, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

2.      DIRECTORS

The director of the Company in office at the date of this statement is Mr. Mudit Paliwal.

3.      ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate.

4.      DIRECTORS’ INTEREST IN SHARES

The directors of the company holding office at the end of the reporting year had no interests in shares in or debentures of the company or other related body corporate as recorded in the register of directors’ shareholdings kept by the company under section 164 of the Companies Act 1967 (“the Act”) except as follows:

Name of director and company in which interest are held	Shareholding in the Name of the director		Shareholding in which the director is deemed to have an interest
	At beginning of the year	At end of year	At beginning of the year	At end of year
Core Maritime Commodities FZ-LLC (The ultimate holding company) Mudit Paliwal	500	500	500	500

5.      SHARE OPTIONS

No option to take up unissued shares of the Company was granted during the financial year.During the financial year, there were no shares of the Company issued by virtue of the exercise of an option to take up unissued shares.

There were no unissued shares of the Company under option as at the end of the financial year.

6.      INDEPENDENT AUDITOR

Marcum LLP has expressed its willingness to accept appointment.

The Board of Directors,

Mudit Paliwal
Director

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Delta Corp Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Delta Corp Holdings Limited and Subsidiaries (the “Company”) as of December 31, 2023, and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit[s] to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since March 30, 2022.

Melville, NY

September 6, 2024

Delta Corp Holdings Limited

Consolidated statements of profit or loss and other comprehensive income

For the years ended 31 December 2023 and 2022

	Note	2023	2022
		USD’000	USD’000
Revenue	6	616,791	621,056
Cost of sales	7	(597,775)	(584,513)
Gross profit		19,016	36,543

Other income	8	14,157	19,311
Employee benefit expenses	9	(15,129)	(9,596)
Provision for impairment loss	21	(6,587)	(5,245)
General and administrative expenses	10	(14,239)	(6,116)
Depreciation and amortisation	13,14,15	(4,935)	(2,339)
Finance expense	11	(6,359)	(6,371)
Finance income	11	5,277	29
Share of results of Associate		(378)	—

(Loss)/Profit before tax		(9,177)	26,216

Tax income	12	2,240	1,581

(Loss)/ Profit for the year		(6,937)	27,797

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit plans	26	81	(133)

Items that may be reclassified to profit or loss:
Exchange loss arising on translation of foreign Operations		(2,079)	(87)

Other comprehensive income		(1,998)	(220)
Total comprehensive (loss)/income		(8,935)	27,577

(Loss)/Profit for the year attributable to:
Owners of the parent		(6,655)	27,797
Non-controlling interest		(282)	—
		(6,937)	27,797

Total comprehensive (loss)/income attributable to:
Owners of the parent		(8,835)	27,577
Non-controlling interest		(100)	—
		(8,935)	27,577

Earnings per share attributable to the ordinary equity holders of the parent
Basic and diluted (USD’000)	28	(6.66)	27.80

Delta Corp Holdings Limited

Consolidated statements of financial position

As of 31 December 2023 and 2022

	Note	2023	2022
		USD’000	USD’000
Assets
Non-Current assets
Property, plant and equipment (net)	13	29,350	31,751
Right-of-use assets	14	5,673	3,609
Intangible assets	15	12,628	5,093
Investment in equity-accounted associate	17	60	—
Investment at fair value through other comprehensive income	18	608	—
Deferred tax assets	19	7,474	4,123
Total non-current assets		55,793	44,576

Current assets
Cash and bank balances	22	9,893	9,190
Inventories	20	8,969	19,408
Trade and other receivables	21	75,520	81,470
Amount due from related party	30	10,044	1,580
Other current assets	23	14,069	16,480
Derivative financial asset	31	377	—
Total current assets		118,872	128,128
Total assets		174,665	172,704

Liabilities
Non-current liabilities
Borrowings	25	8,964	8,589
Lease lability	14	3,500	2,700
Provisions for employee benefits	26	653	653
Total non-current liabilities		13,117	11,942

Current liabilities
Trade and other payables	24	65,474	66,600
Corporate tax provision		2,111	1,830
Borrowings	25	19,640	7,895
Derivative liability	31	21	4,676
Amount due to related parties	30	277	1,979
Lease liabilities	14	2,041	939
Provisions for employee benefits	26	14	23
Total current liabilities		89,578	83,942
Total liabilities		102,695	95,884

Equity
Share capital	27	1	1
Retained earnings		70,340	76,914
Foreign exchange translation reserve		(2,174)	(95)
Non-Controlling Interest		3,803	—
Total equity		71,970	76,820
TOTAL EQUITY AND LIABILITIES		174,665	172,704

Delta Corp Holdings Limited

Consolidated statements of cash flows

For the years ended 31 December 2023 and 2022

	Note	2023	2022
		USD’000	USD’000
Cash flows from operating activities
(Loss)/Profit before taxes for the year		(9,177)	26,216
Adjustments for:
Liability written back	8	(572)	(6,573)
Bargain gain on business combination	8	(5,190)	(8,706)
Loss/(Gain) on lease cancellation	8	3	(7)
Net (gain)/loss on derivative instruments	11	(1,017)	452
Net unrealised (gain)/loss on derivatives instruments	11	(356)	4,676
Provision for impairment loss	21	6,587	5,245
Bad debts written off	10	103	482
Depreciation and amortisation	13,14,15	4,935	2,339
Provision for gratuity	26	81	304
Provision for compensated absences		9	44
Share of results of associates		74	—
Finance cost	11	2,649	1,230
Asset write off	13	—	15
Operating profit before working capital changes		(1,871)	25,717
Workings capital adjustments:
Decrease/(Increase) in inventories		10,439	(4,763)
Decrease/(Increase) in trade and other receivables		2,346	(17,014)
Increase in amount due from related party		(5,959)	(276)
Decrease/(Increase) in other current Assets		3,119	(2,813)
(Decrease)/Increase in trade and other payables		(8,850)	6,677
Decrease in amount due to related party		(1,904)	(1,651)
Net cash (used in)/generated from operations		(2,680)	5,877
Gratuity paid		(30)	(3)
Corporate tax paid		(643)	(182)
Net cash flows (used in)/generated from operating activities		(3,353)	5,692

Cashflows from investing activities
Acquisition of subsidiary, net of cash acquired	29	(1,552)	208
Acquisition of property, plant and equipment	12	(1,932)	(18,463)
Acquisition of capital work in progress		(58)	—
Advance refund/(paid) for acquisition investments	19	6,677	(6,827)
Acquisition of investment in shares		(668)	—
Restricted cash balance		(14)	(18)
Acquisition of intangible assets	15	(163)	(11)
Net cash (used in)/generated from investing activities		2,290	(25,111)

Cashflows from financing activities
Lease payments (Including interest portion)	14	(2,541)	(1,302)
Net receipts on trading of derivative instruments		(3,659)	3,312
Proceeds from borrowings		13,214	12,225
Repayment of borrowings		(2,399)	(4,616)
Interest paid	11	(2,097)	(1,135)
Net cash generated from financing activities		2,518	8,484
Net Increase/(decrease) in cash and cash equivalents		1,449	(10,935)
Cash and cash equivalents at the beginning of the year		9,172	20,008
Exchange (losses)/gains on cash and cash equivalents		(748)	99
Cash and cash equivalents at the end of the year		9,879	9,172

Delta Corp Holdings Limited

Consolidated statements of cash flows — (Continued)

For the years ended 31 December 2023 and 2022

Following table demonstrates changes in liabilities arising from financing activities:

Particulars	Note	2023	2022
		USD’000	USD’000
Borrowings
Opening balance as at 1 January		16,484	3,258
Acquired in business combination	29	1,465	5,591
Unrealised foreign exchange on acquisition		117	—
Interest for the year		2,016	890
Drawdown during the year		13,214	12,225
Repayments during the year (including interest)		(4,415)	(5,506)
Foreign exchange adjustments		(277)	26
Closing balance as at 31 December	25	28,604	16,484

Delta Corp Holdings Limited

Consolidated statements of changes in equity

For the years ended 31 December 2023 and 2022

	Share Capital	Foreign exchange translation reserve	Retained earnings	Total attributable to the owners of parent	Non- controlling interest	Total equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
1 January 2023	1	(95)	76,914	76,820	—	76,820

Acquisition of Three Wheels United, Inc.	—	—	—	—	3,903	3,903
Comprehensive income for the year
Loss for the year	—	—	(6,655)	(6,655)	(282)	(6,937)
Other comprehensive income	—	(2,079)	81	(1,998)	182	(1,816)
Total comprehensive income for the year	—	(2,079)	(6,574)	(8,653)	3,803	(4,850)
31 December 2023	1	(2,174)	70,340	68,167	3,803	71,970

1 January 2022	1	(8)	49,250	—	—	49,243

Comprehensive income for the year
Profit	—	—	27,797	—	—	27,797
Other comprehensive income	—	(87)	(133)	—	—	(220)
Total comprehensive income for the year	—	(87)	27,664	—	—	27,577
31 December 2022	1	(95)	76,914	76,820	—	76,820

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

1.      General information

Delta Corp Holdings Limited (the “Company”), incorporated on 28 January 2021, is a company limited by shares incorporated and registered in United Kingdom. Its parent and controlling party is Core Maritime Commodities FZ-LLC, Ras Al-Khaimah, UAE (“Parent”). The registered office of the Company is located at 128 City Road, London, EC1V 2NX, United Kingdom.

The principal activities of the Company, its subsidiaries and associates (the “Group”) and the nature of the Group’s operations are set out in note 16.

2.      Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations issued IFRS Interpretations Committee (collectively “IFRS Accounting Standards”).

The material accounting policies adopted in the preparation of the consolidated financial statements are set out in note 3. The policies have been consistently applied to all the years presented, unless otherwise stated.

The individual financial statements of each group company are presented in the currency of the primary economic environment in which it operates (its functional currency).

For the purpose of the consolidated financial statements, United States Dollars (“USD”) is chosen as the presentation currency by management to facilitate the stakeholders’ ability to evaluate the Group’s performance and financial position to similar companies.

Amounts are rounded to the nearest thousand, unless otherwise stated.

The preparation of financial statements in compliance with adopted IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effect are disclosed in note 4.

Going concern

The directors have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except the following items:

•        Derivative financial instruments (fair value through profit or loss) (Note 3.15)

•        Net defined benefit liability (actuarial value) (Note 3.7)

Changes in accounting policies

a)      New standards, interpretations and amendments adopted by the Group from 1 January 2023

The group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2023:

•        IFRS 17 Insurance Contracts;

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

2.      Basis of preparation and presentation (cont.)

•        Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements);

•        Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors);

•        Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes); and

•        International Tax Reform — Pillar Two Model Rules (Amendment to IAS 12 Income Taxes) (effective immediately upon the issue of the amendments and retrospectively).

Above amendments do not have significant impact on these consolidated financial statements and therefore the disclosures have not been made.

b)      New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning 1 January 2024:

•        Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases);

•        Classification of Liabilities as Current or Non-Current (Amendments to IAS 1 Presentation of Financial Statements);

•        Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and

•        Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures).

The following amendments are effective for the period beginning 1 January 2025:

•        Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

The abovementioned new IFRS Accounting Standards and amendments to IFRS Accounting Standards will be adopted in the annual consolidated financial statements of the Group when they become effective, and the Directors anticipate that the adoption of these new IFRS Accounting Standards and amendments to IFRS Accounting Standards are expected to have no material impact on the consolidated financial statements of the Group in the period of initial application.

3.      Material Accounting Policies Information

3.1    Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year.

Control is achieved when the Company:

•        Has the power over the investee,

•        Is exposed, or has rights, to variable returns from its involvement with the investee, and

•        Has the ability to use its power to affect its returns.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

3.2    Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

•        Deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 and IAS 19 respectively.

•        Liabilities or equity instruments related to share-based payment arrangements of the acquiree, or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date.

•        Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Group in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in profit or loss.

3.3    Goodwill

Goodwill is initially recognised and measured as set out above.

Goodwill is not amortised but is reviewed for impairment at annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

3.4    Revenue Recognition

Revenue is recognised when or as a performance obligation in the contract with customer is satisfied, i.e., when the “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

Revenue is measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customers, excluding amounts collected on behalf of third parties such as taxes.

The control of the promised goods or services may be transferred over time or at a point in time. The control over the goods or services is transferred over time and revenue is recognised over time if:

•        the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs; or

•        the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

•        the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

Revenue for performance obligation that is not satisfied over time is recognised at the point in time at which the customer obtains control of the promised goods or services.

Revenue is measured at the fair value of the consideration received or receivable, net of returns, applicable taxes, cash and trade discounts.

a)      Bulk Logistics

The revenue from Bulk Logistics mainly comprises of freight and forwarding revenue, hire revenue and demurrage revenue.

Freight and forwarding revenue

The revenue from freight and forwarding is measured at the fixed transaction price agreed under the voyage CP agreement or by applying rate per unit of weight agreed in purchase order.

Revenue from freight and forwarding is recognised over time as the customer simultaneously receives and consumes the benefit as the Group performs. The customer benefits from the Group’s performance as it occurs if another entity would not need to substantially re-perform the Group’s performance to date, i.e., the distance already travelled. Revenue is recognised by the Group it is probable that the Group will collect the consideration to which it will be entitled in exchange for the services that will be provided to the customer.

Revenue is recognised over the tenure of the contract by reference to the progress towards complete satisfaction of that performance obligation. The progress towards complete satisfaction of the performance obligation is measured based on the Group’s efforts or inputs to the satisfaction of the performance obligation i.e., by reference to the number of days elapsed out of the total days envisaged in a voyage or total distance travelled from point of origination to point of delivery.

Demurrage revenue

Demurrage revenue represents damages paid by the customer for excess laytime. The Group charges demurrage from customer when charter exceeds the amount of time specified in the contract for transportation.

Demurrage revenue is recognised on provisional basis when the performance obligation in freight and forwarding revenue is satisfied. The Group estimates the amount of demurrage based on the most likely amount to which the Group will be entitled.

The estimated amount of demurrage is updated at the reporting date to reflect the position at that date.

Hire revenue

Hire revenue is generated by the Group by leasing vessels to third parties for time charter or voyage charter, which is usually short-term and does not exceed a year.

The Group applies IFRS 16 and recognises the revenue from leasing of ships as described in ‘Group as a Lessor’ section of the lease policy (see note 3.6).

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

b)      Energy Logistics

The main performance obligation for Energy Logistics is the sale of marine fuel to vessels at sea or in ports as well as manufacturing and distribution of oil and lubricants.

Revenue from the sale of marine fuel or petroleum products is recognised when our customers obtain control of the marine fuel or petroleum products, which is typically upon delivery of each promised gallon or barrel to an agreed-upon delivery point.

c)      Asset Management

The main performance obligation for Asset Management is managing vessels and offshore oil and gas assets for third-party owners. The revenue from Asset Management is measured at the fixed transaction price agreed under the ship management agreement. Revenue from Asset Management is recognised over time as the customer simultaneously receives and consumes the benefit as the Group performs.

d)      Storage terminal rent

The main performance obligation for Storage Terminal services is providing storage of fuel oil, gas, bitumen, petrochemical and pyrolysis oil. Rent from Storage Terminals is recognised over time as the customer receives the benefit of Storage Terminal over the period of time.

3.5    Leases

Group as a lessee

The Group assesses whether a contract is, or contains, a lease, at inception of the contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Group and the lease does not benefit from a guarantee from the Group.

Lease payments included in the measurement of the lease liability comprise:

•        Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

•        Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

The lease liability is presented as a separate line in the consolidated statements of financial position.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•        The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•        The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•        A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Impairment of Property, Plant and Equipment and intangible assets excluding goodwill’ policy (see note 3.11).

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs.

Group as a lessor

The Group enters into lease agreements as a lessor with respect to ocean transportation capacity. Leases for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

The Group does not have any finance leases.

When a contract includes both lease and non-lease components, the Group applies IFRS 15 to allocate the consideration under the contract to each component.

Sale and leaseback

When the Group (the seller-lessee) transfers an asset to another entity (the buyer-lessor) and leases that asset back from the buyer-lessor, both the Group accounts for the transfer contract and the lease as sale and leaseback.

The Group applies the requirements of IFRS 15 (Note 3.4) to determine when a performance obligation is satisfied, in to determine whether the transfer of an asset is accounted for as a sale of that asset. If the requirements are satisfied the Group measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the Group. Accordingly, the Group recognises only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

If the transfer of an asset by the Group does not satisfy the requirements of IFRS 15 the Group continues to recognise the transferred asset and shall recognise a financial liability equal to the transfer proceeds. It shall account for the financial liability applying IFRS 9 (Note 3.15).

3.6    Foreign currencies

Transactions in currencies other than the Group’s functional currency (foreign currencies) are recognised at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in a foreign exchange translation reserve.

3.7    Employee benefit expenses

Short term benefits

Wages, salaries, paid annual leave and bonuses are measured on an undiscounted basis and are recognised in profit or loss, where appropriate, in the period in which the associated services are rendered by employees of the Group.

Liabilities recognised in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

Retirement benefit costs

The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurements comprising actuarial gains and losses are recognised immediately in the statement of financial position with a charge or credit to other comprehensive income in the period in which they occur. Remeasurements recognised in other comprehensive income are not reclassified. Past service cost is recognised in profit or loss when the plan amendment or curtailment occurs, or when the Group recognises related restructuring costs or termination benefits, if earlier. Gains or losses on settlement of a defined benefit plan are recognised when the settlement occurs. Net interest is calculated by applying a discount rate to the net defined benefit liability or asset.

Defined benefit costs are split into three categories:

•        Service costs, which includes current service cost, past service cost and gains and losses on curtailments and settlements

•        Net interest expense or income

•        Remeasurements

The Group recognises service costs within profit or loss as employee benefit expenses (see note 9).

Net interest expense or income is recognised within finance costs (see note 11).

3.8    Taxation

The tax expense/income represents the sum of the tax currently payable and deferred tax expense/income.

Current tax

The tax currently payable is based on taxable profit for the year. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognised for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Group supported by previous experience in respect of such activities.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. A deferred tax liability is not recognised if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax for the year

Current and deferred tax are recognised in profit or loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

3.9    Property, plant and equipment

All items of property, plant and equipment are initially measured at cost. Cost includes expenditure that are directly attributable to the acquisition of the asset and other costs directly attributable to bringing the asset to working condition for its intended use.

Subsequent to initial recognition, all property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when the cost is incurred, and it is probable that the future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably.

Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line method, on the following bases:

Land	Indefinite life
Building	25 years
Vessel	15 years*
Vehicle	5 years
Furniture and fixture	5 years
Computer equipment	5 years
Office Equipment	5 years
Leasehold improvements	Shorter of useful life and term of underlying lease

_________

*        The Group estimates the useful life of the vessel to be 25 years from the date of initial delivery from the shipyard to the original owner. At the time of acquisition of vessel, the Group estimated remaining useful life of the vessel to be 15 years.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

3.10  Intangible assets acquired separately

Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line method over their estimated useful life, on following bases:

Computer software	3 – 5 years
Ship management manuals	3 years
Contracts with customers Goodwill	Indefinite life Indefinite life
Non-compete agreement	1 year
Trademark	5 years

The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

3.11  Impairment of property, plant and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

The recoverable amount is the higher of fair value less costs of disposal and value in use.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

3.12  Inventories

Inventories mainly comprise marine fuel. Inventories are stated at the lower of cost and net realisable value. Cost comprises purchase cost, freight, insurance and other overheads that have been incurred in bringing the inventories to their present location and condition.

Cost is calculated using the first-in first-out (FIFO) method for inventory in Bulk Logistics business and weighted average cost method for inventory in Energy Logistics business.

Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

3.13  Contract assets and contract liabilities

Contract assets are the right to consideration for services transferred to the customers. The Group’s contract asset is the excess of cumulative revenue earned over the billings to-date.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

Where there is objective evidence of impairment, the amount of impairment losses is determined by comparing the contract asset’s carrying amount and the present value of estimated future cash flows to be generated by the contract asset.

Contract assets are reclassified to trade receivables at the point at which invoices have been billed to customers.

Contract liabilities are the obligation to transfer services to customers for which the Group has received the consideration or has billed the customers. The Group’s contract liability is the excess of the billings to-date over the cumulative revenue earned. Contract liabilities are recognised as revenue when the Group performs its obligation under the contracts.

3.14  Deferred contract costs

The Group recognises the incremental costs of obtaining a contract with a customer, which are expected to be recovered, as an asset. The incremental costs of obtaining a contract are costs incur to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

These contract costs are initially measured at cost and amortised on a systematic basis that is consistent with the pattern of revenue recognition to which the asset relates. An impairment loss is recognised in profit and loss when the carrying amount of the contract cost asset exceeds the expected revenue less expected costs that will be incurred.

3.15  Financial instruments

Financial assets and financial liabilities are recognised in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, adjusted for transaction cost.

a)      Financial assets

All recognised financial assets are measured subsequently in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Financial assets that meet the following conditions are measured subsequently at amortised cost:

•        The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

•        The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI):

•        The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets.

•        The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).

Amortised cost and effective interest method

The Group specifies all its financial assets comprising trade and other receivables and cash and cash equivalents as debt instruments measured at amortised cost.

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

Interest income is recognised in profit or loss as finance income.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

b)      Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

All financial liabilities are measured subsequently at amortised cost using the effective interest method or at FVTPL.

Financial liabilities at amortised cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held for trading, or (iii) designated as at FVTPL, are measured subsequently at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

c)      Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its price risks as well as for trading. Derivatives are recognised initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately. Fair value is determined in the manner described in Note 32.

A derivative with a positive fair value is recognised as a financial asset whereas a derivative with a negative fair value is recognised as a financial liability. Derivatives are not offset in the financial statements unless the Group has both a legally enforceable right and intention to offset.

The Group does not have any derivatives whose remaining maturities are more than 12 months.

3.16  Impairment of financial assets

The Group recognises a loss provision for expected credit losses (ECL) on financial assets that are measured at amortised cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group applies the simplified approach to measure the impairment of trade receivables and contract assets at lifetime ECL. The ECL are estimated based on the Group’s and historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the end of the reporting period, including time value of money where appropriate.

To measure the ECL, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

For other financial assets such as other receivables and amount owing from related companies, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the impairment losses for that financial instrument at an amount equal to 12-month ECL.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without due cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and includes forward-looking information.

At the end of each reporting period, the Group assesses whether the financial assets carried at amortised cost are credit impaired. A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, such as debtor who have defaulted on payment, or are in significant financial difficulties, or it is becoming probable that the borrower will enter bankruptcy. These assets are written off when there is no reasonable expectation of recovery, with case-by-case assessment performed based on indicators such as insolvency or demise.

Subsequent recoveries of amounts previously written off are recognised in profit or loss as bad debts recovered.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

3.      Material Accounting Policies Information (cont.)

Deposits and bank balances of the Group are placed with reputable financial institution with high credit ratings and no history of default. Hence, the Group do not expect any losses from default or non-performance by the counterparties.

3.17  Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

Contingent liabilities acquired in a business combination

Contingent liabilities acquired in a business combination are initially measured at fair value at the acquisition date.

At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with IAS 37 and the amount recognised initially less cumulative amount of income recognised in accordance with the principles of IFRS 15.

3.18  Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is considered to be Group’s leadership team who make strategic decisions and are responsible for allocating resources and assessing performance of the operating segments.

4.      Critical accounting judgements and key sources of estimation uncertainty

In applying the Group’s accounting policies, which are described in note 3, the directors are required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical accounting judgements

The directors are of the opinion that there are no instances of application of judgement which are expected to have a significant effect on the amounts recognised in the financial statements.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

4.      Critical accounting judgements and key sources of estimation uncertainty (cont.)

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Calculation of loss provision

When measuring ECL the Group uses reasonable and supportable forward-looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other.

Loss given default is an estimate of the loss arising on default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, taking into account cash flows from collateral and external and internal credit assessments.

Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

Determination of lease term

The determination of lease term for some of the lease contracts in which the Group is a lessee, depends on reasonably certain to exercise lessee options, i.e., termination or extension of lease.

The Group considers all relevant facts and circumstances that create an economic incentive for the Group to exercise, or not to exercise, the option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option.

The Group also considers its past practice regarding the period over which it has typically used particular types of assets, and its economic reasons for doing so.

After the commencement date, the Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Group and affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

5.      Segment information

The Group’s strategic steering committee, consisting of the Chief Executive Officer, the Chief Financial Officer and the managers of each business line, examines the Group’s performance both from a service perspective and has identified 3 reportable segments of its business. All service lines have been described in note 3.4.

Factors that management used to identify the Group’s reportable segments

The Group’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different processes and marketing strategies.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision maker has been identified as the management team including the Chief Executive Officer, Chief Financial Officer and the Finance Director.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

5.      Segment information (cont.)

Measurement of operating segment profit or loss

The Group evaluates segmental performance on the basis of profit or loss from operations calculated in accordance with IFRS but excluding non-recurring losses, such as goodwill impairment.

Inter-segment sales are priced along the same lines as sales to external customers, with an appropriate discount being applied to encourage use of group resources at a rate acceptable to local tax authorities. This policy was applied consistently throughout the current and prior period.

31 December 2023	Bulk Logistics	Energy Logistics	Asset Management	Others	Total
Total revenue	359,270	316,854	9,926	466	686,516
Internal revenue	(15,218)	(52,057)	(2,241)	(209)	(69,725)
Total revenue from external customers	344,052	264,797	7,685	257	616,791
Segment expenses	(352,908)	(272,118)	(9,353)	(2,322)	(636,701)

Segment loss before Tax	(8,856)	(7,321)	(1,668)	(2,065)	(19,910)
Unallocable income					13,779
Unallocable expenses					(3,046)
Group loss before tax					(9,177)
31 December 2022	Bulk Logistics	Energy Logistics	Asset Management	Others	Total
Total revenue	424,350	250,183	1,096	—	675,629
Internal revenue	(4,901)	(49,571)	(101)	—	(54,573)
Total revenue from external customers	419,449	200,612	995	—	621,056
Segment expenses	(405,762)	(202,888)	(1,806)	—	(610,456)

Segment profit/(loss) before tax	13,687	(2,276)	(811)	—	10,600
Unallocable income					19,311
Unallocable expense					(3,695)
Group profit before tax					26,216

Geography wise revenue breakdown

	2023	2022
	USD’000	USD’000
Asia	444,971	426,950
Europe	115,544	180,636
Africa	56,102	13,470
Other Locations	174
	616,791	621,056

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

6.      Revenue from contracts with customers

Disaggregation of Revenue

The Group derives its revenue from contracts with customers for the transfer of services over time and at a point in time in the following major service lines.

	2023	2022
	USD’000	USD’000
Bulk logistics
Freight and forwarding revenue	290,679	320,062
Hire revenue	16,782	66,897
Demurrage revenue	22,997	24,220
Energy logistics	260,388	199,147
Storage Terminal Rental	8,204	—
Asset management	7,301	972
Other operating revenue	10,440	9,758
	616,791	621,056

Revenue by timing of revenue
Services transferred over time	322,966	387,931
Services transferred at a point in time	293,825	233,125
	616,791	621,056

The transaction price allocated to (partially) unsatisfied performance obligations at 31 December are as set out below.

	2023	2022
	USD’000	USD’000
Bulk logistics
Freight revenue	7,957	11,806
Hire revenue	—	2,058
	7,957	13,864

Management expects that 100 per cent of the transaction price allocated to the unsatisfied performance obligation as of 31 December 2023 will be recognised as revenue during the next financial year.

7.      Cost of sales

	2023	2022
	USD’000	USD’000
Bulk logistics	331,133	337,791
Energy logistics	252,377	241,715
Other operating costs	14,265	5,007
	597,775	584,513

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

8.      Other income

	2023	2022
	USD’000	USD’000
Settlement income	7,653	—
Bargain gain on business combination (Note 29)	5,190	8,706
Liabilities written back	572	6,573
(Loss)/gain on lease cancellation	(3)	7
Other	745	4,025
	14,157	19,311

9.      Employee benefit expenses

	2023	2022
	USD’000	USD’000
Wages and salaries	14,001	8,566
Other employee benefit expenses	1,128	1,030
	15,129	9,596

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

	2023	2022
	USD’000	USD’000
Wages and salaries	2,123	1,848

10.    General and administration expenses

	2023	2022
	USD’000	USD’000
Legal and professional fees	6,907	2,860
Office expenses	3,622	95
Selling and marketing	1,901	926
Bad debts written off	103	482
Other expenses	1,706	1,753
	14,239	6,116

11.    Finance expense and income

Finance expense	2023	2022
	USD’000	USD’000
Loss on derivative settlements	3,659	452
Interest on borrowings and amount due to related party	2,097	1,135
Interest on lease liabilities (Note 14)	356	95
Unrealised loss on derivative instrument	21	4,676
Interest on severance benefit liability (Note 26)	30	13
Other interest expenses	196	—
Total finance expense	6,359	6,371

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

11.    Finance expense and income (cont.)

Finance income	2023	2022
	USD’000	USD’000
Gain on derivative settlements	4,676	—
Unrealised gain on derivative instrument	377	—
Interest income on loans to third parties and bank deposits	224	29

Total finance income	5,277	29

12.    Tax (income)/expense

	2023	2022
	USD’000	USD’000
Current tax expense
Current tax on profits for the year	1,354	67

Deferred tax income
Origination of temporary differences	(3,594)	(1,648)
Total tax income	(2,240)	(1,581)

The standard rates of corporation tax applied to reported profit are 0-32% per cent (2022: 0-32% per cent).

13.    Property, plant and equipment (net)

	Leasehold improvements	Land & Building	Vessel	Furniture and fixtures	Computer equipment	Office equipment	Vehicles	Capital work in- progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000		USD’000	USD’000
At 1 January 2022	45	—	—	39	64	24	—	15	187
Additions during the year	370	—	18,000	15	21	57	—	—	18,463
Acquired through business combinations	5,106	5,884	—	56	27	1,037	2,116	—	14,226
Write off	—	—	—	—	—	—	—	(15)	(15)
Foreign exchange movements	35	(208)	—	—	—	1	—	—	(172)

At 31 December 2022	5,556	5,676	18,000	110	112	1,119	2,116	—	32,689
Additions during the year	132	46	1,542	9	27	128	48	58	1,990
Acquired through business combinations (Note 29)	—	—	—	8	4	1	425	—	438
Adjustment	—	(765)	—	—	—	—	—	—	(765)
Foreign exchange movements	(8)	(1,416)	—	(8)	—	(130)	(31)	—	(1,593)
At 31 December 2023	5,680	3,541	19,542	119	143	1,118	2,558	58	32,759

Accumulated depreciation
At 1 January 2022	16	—	—	3	27	6	—	—	52
Depreciation for the year	26	66	533	13	26	212	10	—	886

At 31 December 2022	42	66	533	16	53	218	10	—	938
Depreciation for the year	52	314	1,280	49	47	239	490	—	2,471
At 31 December 2023	94	380	1,813	65	100	457	500	—	3,409

Carrying amount
31 December 2022	5,514	5,610	17,467	94	59	901	2,106	—	31,751
31 December 2023	5,586	3,161	17,729	54	43	661	2,058	58	29,350

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

13.    Property, plant and equipment (net) (cont.)

On July 22, 2022, the Company acquired 100% of the shares of EShips Progress Limited, a Marshall Islands registered company and owner of the 2012-built supramax dry bulk carrier, “EShips Progress”. The aggregate purchase price for the acquisition was approximately USD 22.7 million, which includes USD 18.0 million for the purchase of the vessel with the balance related primarily to fuel, pre-paid dry-docking expenses, and receivables.

The acquisition was financed with a combination of cash on hand as well as the sale-and-lease back of the vessel to subsidiaries of Oaktree Capital Group LLC for USD 12.5 million. The vessel was sold and leased back under a bareboat charter for a period of five years with a purchase obligation at the end of year five. The vessel was subsequently renamed, “Delta Avon”.

The transfer of Vessel to a third party under this transaction did not qualify as a sale as per IFRS 15 Revenue from Contract with Customers. Accordingly, the Group continues to recognise the transferred vessel as property, plant and equipment and has recognised a financial liability of USD’000 12,225 as ‘Loan from third party’ in Note 25 Borrowings.

14.    Right-of-use asset and lease liabilities

The group leases a number of office premises in the jurisdictions from which it operates. In some jurisdictions it is customary for lease contracts to provide for payments to increase each year by inflation or and in others to be reset periodically to market rental rates. In some jurisdictions, for property leases the periodic rent is fixed over the lease term.

The group also leases certain barges. Leases of barges comprise only fixed payments over the lease terms.

The movement in right-of -use assets during the year is as follows:

	Office Premises	Barges	Total
	USD’000	USD’000	USD’000
At 1 January 2022	635	1,860	2,495
Additions during the year	2,578	—	2,578
Amortisation for the year	(513)	(685)	(1,198)
Lease cancellation	(91)	—	(91)
Remeasurement adjustment	6	(3)	3
Foreign exchange movements	(24)	(154)	(178)
At 31 December 2022	2,591	1,018	3,609
Additions during the year	3,535	—	3,535
Amortisation for the year	(1,375)	(691)	(2,066)
Lease cancellations	(66)	—	(66)
Remeasurement adjustments	665	56	721
Foreign exchange movements	(76)	16	(60)
At 31 December 2023	5,274	399	5,673

The Group leases several assets including office premises and barges. The lease term for office premises is 24-180 months (2022: 24-180 months) and for barges is 38 months (2022: 38 months).

Expense relating to short term leases amounting to USD’000 60 (2022: USD’000 15) has been included in general and administration expenses and USD’000 2,876 (2022: USD’000 3,036) has been included in cost of sales. The total interest expense on lease liabilities included in finance cost (Note 11) was USD’000 356 (2022: USD’000 95).

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

14.    Right-of-use asset and lease liabilities (cont.)

The total cash outflow for leases in 2023 was USD’000 2,541 (2022: USD’000 1,302).

Lease liabilities	2023	2022
	USD’000	USD’000
Opening balance as at 1 January	3,639	2,554
Interest for the year	356	95
Additions during the year	3,476	2,574
Lease cancellations	(63)	(98)
Payments during the year	(2,541)	(1,302)
Remeasurement adjustments	721	3
Foreign exchange adjustments	(47)	(187)
Closing balance as at 31 December	5,541	3,639

The maturity analysis of lease liabilities is as follows:

	2023	2022
	USD’000	USD’000
Year 1	2,207	1,313
Year 2	1,344	1,273
Year 3 – 5	2,103	870
Beyond Year 5	111	349
	5,765	3,805
Less: unearned interest	(224)	(166)
	5,541	3,639

Analysed as:
Current	2,041	939
Non-current	3,500	2,700
	5,541	3,639

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

15.    Intangible assets

	Computer software	Ship management manuals	Contract with customers	Non- compete agreement	Goodwill	Others	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
At 1 January 2022	366	53	671	56	78	—	1,224
Additions during the year	11	—	—	—	—	—	11
Acquired through business combinations	—	—	2,653	13	1,537	—	4,203
Foreign exchange movements	—	—	—	—	—	—	—
At 31 December 2022	377	53	3,324	69	1,615	—	5,438

Additions during the year	2	—	—	—	—	156	158
Acquired through business combinations (Note 29)	618	—	3,314	—	3,343	500	7,775
At 31 December 2023	997	53	6,638	69	4,958	656	13,371

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

15.    Intangible assets (cont.)

	Computer software	Ship management manuals	Contract with customers	Non- compete agreement	Goodwill	Others	Total
Accumulated amortisation
At 1 January 2022	60	7	—	23	—	—	90
Amortisation for the year	106	18	95	36	—	—	255
At 31 December 2022	166	25	95	59	—	—	345

Amortisation for the year	130	18	224	10	—	16	398
At 31 December 2023	296	43	319	69	—	16	743

Carrying amount
31 December 2022	211	28	3,229	10	1,615	—	5,093
31 December 2023	701	10	6,319	—	4,958	640	12,628

16.    Subsidiaries

The principal subsidiaries of the Group as at 31 December 2023 are set out below. They have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Name	Principal activity	Country of incorporation	Ownership held by the Group
			2023	2022
Delta Corp Shipping B.V.	Intermediate investment holding	Netherlands	100%	100%
Delta Corp Shipping Pte. Ltd.	Freight and forwarding	Singapore	100%	100%
Delta Corp Europe Aps	Freight and forwarding	Denmark	100%	100%
Delta Carriers ME DMCC	Freight and forwarding	United Arab Emirates	100%	100%
Deltabulk Shipping India Private Ltd.	Administrative services	India	100%	100%
Delta Bulk Shipping DMCC	Vessel chartering	United Arab Emirates	100%	100%
Delta Energy Fuel Supply and Trading B.V.	Intermediate investment holding	Netherlands	100%	100%
Delta Energy Fuel Supply and Trading S.A.	Marine fuel supply	Switzerland	100%	100%
Delta Energy Fuel Supply and Trading GmbH	Marine fuel supply	Germany	100%	100%
Delta Corp Ship Management B.V.	Intermediate investment holding and Marine fuel supply	Netherlands	100%	100%
Delta Corp Ship Management DMCCO	Asset management	United Arab Emirates	100%	100%
Delta Avon Ltd.	Leasing	Marshal Islands	100%	100%
Delta HNT FZE	Bulk liquid storage terminals	United Arab Emirates	100%	100%
Delta Energy Fuel Supply and Trading Ltd.	Marine fuel supply	Ireland	100%	100%
Delta Energies Limited	Intermediate investment holding	United Kingdom	100%	100%
Delta Corp (Mauritius) Limited	Intermediate investment holding	Mauritius	100%	100%
Delta Energy Fuel and Lubricants Nigeria Ltd.	Trading and manufacturing of oil and lubricants	Nigeria	100%	100%
Delta Energies (Mauritius) Limited	Intermediate investment holding	Mauritius	100%	100%
DC Energy Kenya Ltd.	Supplier of oil and lubricants	Kenya	100%	100%
Delta Energy Rwanda Ltd.	Supplier of oil and lubricants	Rwanda	100%	100%
DC Energy Uganda Ltd.	Supplier of oil and lubricants	Uganda	100%	100%
Delta Corp Tanzania Ltd.	Supply and manufacturing of oil and lubricants	Tanzania	100%	100%
Delta Connect DMCC	Marine fuel supply	United Arab Emirates	100%	100%
Vishwaa Carriers LLC#	Freight and forwarding	United Arab Emirates	49%	49%
Oleo Energy DMCC	Supplier of petroleum products	United Arab Emirates	100%	100%
Oleo Energy India Private Ltd	Supplier of petroleum products	India	100%	100%
Gulf Petrochem Factory LLC@	Bitumen processing plant	United Arab Emirates	49%	49%
Delta Lubricants & Greases Tanzania Limited**	Trading and manufacturing of oil and lubricants	Tanzania	100%	—
Delta Corp Logistics USA LLC**	Bulk Logistics	United States of America	100%	—
Delta Corp Asset Management Pte Ltd**	Intermediate Holding Company	Singapore	100%	—
EO offshore Singapore Pte Ltd*	Asset management	Singapore	100%	—

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

16.    Subsidiaries (cont.)

Name	Principal activity	Country of incorporation	Ownership held by the Group
			2023	2022
EO Offshore Service Singapore Pte Ltd*	Asset management	Singapore	100%	—
EO Offshore (M) Sdn Bhd*	Asset management	Malaysia	100%	—
EO Offshore Services (M) Sdn Bhd*	Asset management	Malaysia	100%	—
Three Wheels United Inc*	Intermediate Holding Company	United States of America	49%	—
Three Wheels Capital Limited*	Electric three wheels leasing and technology services to develop and manage technology of consumer loans for electric three-wheelers	India	49%	—
DC Multi Modal Park (Nagpur) Private Limited	Multi Modal logistics project	India	100%
__________ * Acquired during the year (see note 29)
** Incorporated during the year

#        51% of the equity shares of Vishwaa Carriers LLC (“Vishwaa”) are held by a local shareholder in the United Arab Emirates and the remaining 49% are held by Delta Bulk Shipping DMCC (“DBS”). DBS has concluded that it controls Vishwaa by the virtue of having its directors as the directors of Vishwaa. The local shareholder or its representatives are not involved in the management of Vishwaa. DBS is also entitled to 100% of the profits or losses in Vishwaa to DBS. Therefore, Vishwaa is consolidated as a subsidiary for the purpose of these consolidated financial statements.

@        51% of the equity shares of Gulf Petrochem Factory LLC (GPF) are held by a local shareholder in the United Arab Emirates and the remaining 49% are held by Oleo Energy DMCC (Oleo). Oleo controls GPF by the virtue of having one its directors and employees as the directors of GPF. The local shareholder or its representative are not involved in management of the business of GPF. Oleo is also entitled to 99% of the share in profit or loss of GPF. Therefore, GPF is consolidated as a subsidiary for the purpose of these consolidated financial statements.

17.    Investment in equity-accounted associate

Name	Principal activity	Country of incorporation and principal place of business	Ownership held by the Group
			2023	2022
Shabri Investments Private Limited	NBFC engaged in financing, leasing and sales of electric three-wheelers	India	25%	—
Neo Tech Mobility Holdings Limited*	Electric last-mile logistics, mobility, and infrastructure company	UAE	37.9%	—
__________ * There were no transactions in this entity during the year

Summarised financial information

Shabri Investments Private Limited

Period ended 31 December	2023
USD’000
Profit/(loss) from continuing operations	(50)

Reconciliation for equity accounting for associate

Period ended 31 December	2023
USD’000
Opening value of investment	134
Share of results of Associate	(74)
Investment in equity-accounted associate	60

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

18.    Investment at fair value through other comprehensive income

Investment at fair value through other comprehensive income represent investment in equity shares of Zyngo EV Mobility Private Limited, India.

On 27 October 2023, a Share Purchase Agreement (SPA) was entered into with Zyngo EV Mobility Private Limited (“Zyngo”), a company specializing in last-mile delivery services. Under this agreement, 46.33% of Zyngo’s shareholding is to be acquired by the Group for a total consideration of USD’000 1,136 (Indian Rupees 93.5 milion). The total consideration amounting to USD’000 1,039 was paid during the year 2023 and USD’000 97 was paid in previous year 2022, which was presented as Loans to Third Parties in Note 21. As of December 31, 2023, the Group has received shares against consideration of USD’000 608 (representing 18.52% of the share capital). The remaining balance of USD’528 million is outstanding and reflects the initial loan, including interest, provided by the Group to Zyngo prior to the signing of the SPA. This outstanding balance will be settled in accordance with the terms agreed upon.

The investment in denominated in Indian Rupees.

Investment measured at fair value through other comprehensive income is the Group’s strategic equity investment not held for trading. The Group has made an irrevocable election to classify the equity investment at fair value through other comprehensive income rather than through profit or loss because this is considered to be more appropriate for this strategic investment.

The investment being made in Zyngo Ev Mobility Private Limited have been initially recognized at transaction price amounting to USD’000 608. The value of the investment made in Zyngo Ev Mobility Private Limited has not undergone any material change compared to its initial recognition value. Consequently, a fair value determination has not been performed. As a result, as of the balance sheet date, the investment has been recognized at its transaction price.

19.    Deferred tax assets

Deferred tax is calculated in full on temporary differences under the liability method using effective tax rates of multiple jurisdictions. The movement on the deferred tax account is as shown below:

	2023	2022
	USD’000	USD’000
As at 1 January	4,123	1,824
Recognised in profit or loss as income (note 12)	3,594	1,648
Arising on business combinations	(17)	663
Exchange differences	(226)	(12)
	7,474	4,123

The following are the major assets recognised by the Group and movements thereon during the current and prior year:

	2023	2022
	USD’000	USD’000
Carried forward tax losses	2,510	3,825
Provision for impairment losses	1,081	283
Provision for employee benefits	18	16
Depreciation	(15)	(1)
	3,594	4,123

At the reporting date, the Group has unused tax losses of USD’000 27,429 (2022: USD’000 12,975) available for offset against future profits. A deferred tax asset has been recognised in respect of USD’000 14,613 (2022: USD’000 6,502) of such losses. The group expects to earn sufficient profits in the future that will allow the deferred tax asset to be recovered.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

20.    Inventories

	2023	2022
	USD’000	USD’000
Marine fuel for bulk logistics	3,824	13,173
Marine fuel for energy logistics	4,982	6,216
Others	163	19
	8,969	19,408

Marine fuel for bulk logistics comprises marine fuels consumed by the bulk logistics business. Marine fuel for energy logistics comprises marine fuels held in inventory awaiting onward sale by the Energy Logistics business.

The cost of inventories recognised as an expense during the year in respect of continuing operations was USD’000 355,282 (2022: USD’000 276,663).

The net realisable value of inventory approximates its cost as at 31 December 2023 and 31 December 2022.

21.    Trade and other receivables

	2023	2022
	USD’000	USD’000
Trade receivables	65,964	61,209
Less: Provision for impairment loss	(11,302)	(5,321)
Trade receivables – net	54,662	55,888
Contract assets	7,594	6,827
Advance for acquisition of investments	150	6,827
Loans to third parties	1,092	1,678
Refundable security deposits (current portion)	587	419
Loan to a related party	19	19
Other receivables*	11,416	9,812
	75,520	81,470
__________ * Other receivables have been presented net of provision for impairment loss amounting to USD’000 589.

Trade receivables

The average credit period on provision of services is 0-30 days (2023: 0-30 days). No interest is charged on outstanding trade receivables.

The Group always measures the loss provision for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

To measure expected credit losses on a collective basis, trade receivables are grouped based on similar credit risk and aging. The expected loss rates are based on the Group’s historical credit losses experienced over the 3-5 years period prior to the period end. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the Group’s customers which include gross domestic product (GDP), unemployment rate, inflation rate, oil price indexes amongst other, as the key macroeconomic factors in the countries where the Group operates.

The Group considers that default has occurred when a debtor is more than 120 days past due for all business except freight and forwarding. For freight and forwarding business the Group considers that default has occurred when a debtor is more than 360 days past due.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

21.    Trade and other receivables (cont.)

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or when the trade receivables are over two years past due, whichever occurs earlier. Trade receivables amounting to USD’000 103 (2022: 716) has been written off during the year.

There has been no change in the estimation techniques during the current reporting period.

The lifetime expected loss provision for trade receivables and contract assets is as follows:

For the year ended 31 December 2023

	Expected loss rate	Gross carrying amount	Loss provision
		USD’000	USD’000
0 – 90 days past due	0.28%	34,322	95
91 – 180 days past due	13.55%	6,525	884
181 – 270 days past due	1.17%	876	10
271 – 360 days past due	4.16%	698	29
More than 360 days past due	13.62%	1,576	215
Total		43,997	1,233

For the year ended 31 December 2022

	Expected loss rate	Gross carrying amount	Loss provision
		USD’000	USD’000
0 – 90 days past due	0.33%	27,638	91
91 – 180 days past due	3.82%	6,943	265
181 – 270 days past due	1.10%	3,727	41
271 – 360 days past due	2.50%	641	16
More than 360 days past due	7.35%	2,110	155
Total		41,059	568

Excluded from the above table are the trade receivables which are considered credit impaired. The Group has classified trade receivables amounting to USD’000 20,207 (2022: 20,150) as credit impaired on account of legal proceedings being initiated against these customers. Of these debtors, USD’000 17,606 is due from one customer and the Group is in ongoing discussions with this customer to settle its outstanding amount and anticipates reaching a resolution within 12 months from the reporting date. For rest of these debtors amounting to USD’000 2,601, the Group has recorded a provision of USD’000 1,341. Further, the Group has classified trade receivables amounting to USD’000 1,760 as credit impaired on account of reasonable uncertainty of recovery.

Of the trade receivables balance at the end of the year, USD’000 17,606 (2022: USD’000 17,606) is due from 1 customer (2023: 1 customer). Apart from this, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. Concentration of credit risk to any other counterparty did not change significantly at any time during the year. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

21.    Trade and other receivables (cont.)

Movements in the impairment provision for trade receivables are as follows:

	2023	2022
	USD’000	USD’000
Opening balance as at 1 January	5,321	314
Net remeasurement of provision for impairment
Collectively assessed	685	486
Individually assessed	5,313	4,759
Write off	—	(234)
Foreign exchange difference	(17)	(4)
Closing balance as at 31 December	11,302	5,321

Total provision for impairment loss charged to statement of profit or loss is USD’000 6,587. This represents impairment provision of USD’000 5,998 on trade receivables and USD’000 589 on other receivables.

Loans to third parties

The Group has advanced unsecured loans to certain entities during the year. The interest rate on these loans is in range of 6%-12% per annum. The loans are repayable on demand.

22.    Cash and bank balances

	2023	2022
	USD’000	USD’000
Cash at bank*	9,849	9,175
Cash in hand	44	15
Closing balance as at 31 December	9,893	9,190

__________

*        Includes demand deposits balance of USD’000 14 (2022 : 18) that has certain restrictions and can be used only to settle future claims, if any, as directed by the concerned bank. The contractual restriction on the use of this amount is not expected to end in next 12 months. These balances are not treated as cash and cash equivalents. Hence, Cash and cash equivalents as per Cashflow statement is USD’000 9,879 (2022 : 9,172)

23.    Other current assets

	2023	2022
	USD’000	USD’000
Deferred contract costs	6,217	4,970
Advances to suppliers	7,852	11,510
Closing balance as at 31 December	14,069	16,480

Deferred contract costs represent the costs paid to suppliers which related to partially or unsatisfied performance obligations. Management expects that deferred contract costs will be realised during next financial year.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

24.    Trade and other payables

	2023	2022
	USD’000	USD’000
Trade payables	41,698	36,440
Accrued expenses	14,739	17,794
Contract liabilities	5,545	9,144
Salary and other benefits payable	836	688
Purchase consideration payable for African Operations	—	500
Other payables	2,656	2,034
	65,474	66,600

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 0-30 days (2022: 0-30 days).

Contract liabilities represent advance receipts and billings in excess of revenue recognised. The amount of contract liabilities disclosed as on 31 December 2022 has been recognised as revenue during the current year.

25.    Borrowings

	2023	2022
	USD’000	USD’000
Secured borrowings at amortised cost
Loan(s) from third parties	8,135	10,904
Loans from banks and financial institutions	13,461	326

Unsecured borrowings at amortised cost
Loan(s) from banks and financial institutions	—	171
Loan(s) from third parties	7,008	5,083
	28,604	16,484

Non-current	8,964	8,589
Current*	19,640	7,895
	28,604	16,484
__________ * Includes current maturities of long-term loan amounting to USD’000 924 (2022: 2,560).

Loan(s) from third parties

•        Loan from a third party pertains to the financial liability recorded in a sale and leaseback transaction. The loan amounting to USD 12.5 million was taken out on 6 July 2022. Repayments commenced on 22 July 2022 and will continue until May 2027. The loan is secured as the legal ownership of the Vessel lies with a third party. The loan carries an interest rate of 1-month SOFR plus applicable margin.

The Group has issued a corporate guarantee, guaranteeing the due payment of all amounts payable to the third party in relation to the above loan. The corporate guarantee remained in effect as on 31 December 2023.

•        On 15 November 2019, certain entities in African Operations entered into an agreement with YNI-fin Capital Investments SPC (“YNI”), a company incorporated under the laws of Cayman Islands, for a short-term loan facility of up to USD’000 5,000. The purpose of facility was to finance the working capital requirements of those entities. The facility was available for utilisation for a period of 12 months from the date of the agreement. The loan was repayable after 12 months from date of first drawdown. The loan carries interest rate of LIBOR + 6.5% with interest payable every six months.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

25.    Borrowings (cont.)

With effect from 15 June 2022, the loan amounting to USD’000 4,777 was assigned to Poseidon Opportunities Fund Ltd, a company incorporated in Bermuda. The security and terms of repayment remain same after assignment.

•        Loans from third parties amounting to USD’000 1,465 have been acquired as part of business combination of TWU (Note 29). These loans are outstanding as of the reporting date. Details of these loans are as follows:

–       Loan of USD300,000 was obtained during the calendar year 2021 from a nonprofit company in the United States of America. The loan carries an interest rate of 5% p.a., with interest payable annually. The loan is repayable in one instalment in September 2026.

Loan of Euro 1,000,000 was obtained during the calendar year 2021 from an individual residing in the Netherlands. The loan carries an interest rate of 6% p.a., with interest payable quarterly. The loan is repayable in one instalment in March 2026.

Loan(s) from banks and financial institutions

(1)    Vehicle loan

A vehicle loan of USD’000 1,054 was taken out by Vishwaa Carriers LLC during the year 2019. Repayments commenced in March 2019. The loan is secured by mortgage of vehicles so acquired, whose carrying value is USD’000 81. The loan carries an interest rate of 7.25 per cent per annum. This loan was acquired by the Group as a part of the business combination described in Note 29. This loan was repaid in March 2023.

(2)    Term loans

•        A commercial terms loan of USD’000 309 was taken out by Delta Corp Tanzania Ltd. in November 2019. Repayments commenced in 2020 and will continue until 2027. The loan is secured by mortgage of property so acquired, whose carrying value is USD’000 319. The loan carries an interest rate of Government of Tanzania Treasury Bill Rate plus applicable margin. This loan was acquired by the Group as a part of the business combination.

•        A short-term unsecured revolving loan of USD’000 412 was taken out by Delta Corp Tanzania Ltd. in November 2019. Repayments commenced in 2020 and will continue until 2023. The loan carries an interest rate of 1.5% p.a below the bank’s United States Dollars prime lending rate. This loan was acquired by the Group as a part of the business combination. The loan is fully repaid in June 2023.

(3)    Loan outstanding of USD’000 13,109 relates to revolving credit facility of upto USD20 million availed by certain entities of the Group during the year from a leading bank in the United States of America. The facility has been secured by exclusive charge over inventory and receivables. The facility carries interest rate of daily SOFR plus applicable margin. The unutilised portion of facility stood at USD’000 6,891.

(4)    Loan outstanding of USD’000 52 relates to sales invoice financing credit facility of upto USD 3 million availed by Oleo Energy India Private Limited during the year from a leading bank in India. The facility has been secured by exclusive charge over inventory and receivables. The facility carries interest rate of 9.5% plus applicable taxes. The unutilised portion of facility stood at USD’000 2,948.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

26.    Provisions for employee benefits

	2023	2022
	USD’000	USD’000
Provision for gratuity payable	597	617
Provision for compensated absences	70	59
	667	676

The present value of the defined benefit liability, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at 2023	Valuation at 2022
Discount rate	4.5% – 13.7%	4.5% – 16.5%
Expected rate of increase in salary	5% – 9.7%	5% – 10%
Average longevity and retirement age*
Male	60 years	60 years
Female	60 years	60 years
__________ * Based on IALM 2012-14 standard mortality table with modifications to reflect expected changes in mortality.

Movements in the present value of defined benefit obligations in the year were as follows:

	2023	2022
	USD’000	USD’000
Opening defined benefit obligations as at 1 January	617	164
Current service cost	51	291
Interest expense (Note 11)	30	13
Acquired in business combination	—	21
Actuarial (gain)/loss on remeasurement	(81)	133
Benefits paid	(20)	(3)
Changes due to foreign exchange translation	—	(2)
	597	617

Current	14	12
Non-current	583	605
	597	617

Amounts recognised in profit or loss in respect of these defined benefit plans are as follows:

	2023	2022
	USD’000	USD’000
Current service cost	51	291
Interest expense	30	13
Components of defined benefit costs recognised in profit or loss	81	304

Current service cost has been included in the profit or loss as Employee benefit expenses see Note 9). The interest expense has been included within finance costs (see note 11).

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

26.    Provisions for employee benefits (cont.)

The actuarial (gain)/loss on remeasurement of the net defined benefit liability is included in other comprehensive income. Amount recognised in other comprehensive income is as follows:

	2023	2022
	USD’000	USD’000
Actuarial loss arising from changes in financial assumptions	138	116
Actuarial (gain)/loss arising from experience adjustments	(219)	17
	(81)	133

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Change in assumption	2023	2022
	USD’000	USD’000
Discount rate:
1% increase	528	533
1% decrease	679	686

Salary increase rate:
1% increase	680	684
1% decrease	527	536

The average duration of the benefit obligation at the end of the reporting period is 16 years (2022: 17 years).

Though it is a defined benefit plan, it is exposed to several risks, the most significant are detailed below:

(a)     Interest risk:    A decrease in the bond interest rate will increase the plan liability but this will be partially offset by an increase in the return on the plan’s debt investments.

(b)    Longevity risk:    The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

(c)     Salary risk:    The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

27.    Share capital

	2023	2022
	USD’000	USD’000
Authorised
1,000 ordinary shares of GBP 1 each	1	1

Issued and fully paid
At 1 January/31 December ordinary shares of GBP 1 each	1	1

(GBP = Great Britain Pound)

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

28.    Earnings per share

	2023	2022
Earnings used in basic EPS and diluted EPS (in USD’000)	(6,655)	27,797
Weighted average number of shares used in basic EPS and diluted EPS	1,000	1,000
Basic EPS and diluted EPS	(6.66)	27.80

29.    Business combinations

EMAS Entities

On 12 and 13 of September 2023 the Group acquired 100% equity shareholding of the following companies in a single transaction through a sale and purchase agreement on dated 11 September 2023:

EO Offshore Singapore Pte Limited

EO Offshore Service Singapore Pte Limited

EO Offshore (M) Sdn Bhd

EO Offshore Services (M) Sdn Bhd

Collectively referred to as ‘EMAS Entities’.

The EMAS Entities are domiciled in Singapore and Malaysia (Note 16).

The principal business activity of EMAS Entities is to provide ship management services in Singapore and Malaysia. The entities are acquired on account of synergy and efficiency improvements. Being situated in Singapore and Malaysia, it also allows the Group to increase market share through geographic expansion in Asian markets.

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and bargain gain are as follows (note that fair value was not used as the measurement basis for assets and liabilities that require a different basis, which includes leases, deferred tax assets):

	Book value	Adjustment	Fair value
	USD’000	USD’000	USD’000
Assets
Trade names and Trademarks	—	500	500
Customer Relationships	—	1,100	1,100
Trade and other receivables	8,894	—	8,894
Due from a related party	8,741	—	8,741
Cash & bank balances	3,475	—	3,475
Other assets	2	—	2
Total assets	21,112	1,600	22,712

Liabilities
Trade and other payables	7,473	—	7,473
Due to related parties	8,710	—	8,710
Tax Payable	28	—	28
Total liabilities	16,211	—	16,211
Net assets	4,901	1,600	6,501

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

29.    Business combinations (cont.)

Fair value of consideration paid

USD’000
Cash/Total consideration	1,311
Bargain purchase gain	5,190

The bargain purchase gain of USD’000 5,190, was due to the fact that the previous owner of EMAS Entities was undergoing liquidation. As a result, it transferred the equity shares under distressed sale and hence the Group acquired equity shares at lower than fair value resulting in bargain purchase gain.

EMAS Entities contributed USD’000 6,063 to the Group’s revenue and incurred a loss of USD’000 1,447, for the period between the date of acquisition and the reporting date.

If the acquisition of EMAS Entities had been completed on the first day of the financial year, its contribution to the Group’s revenues for the year would have been USD’000 21,049 and its profit contribution would have been of USD’000 1,642.

Total acquisition-related costs (included in general and administrative expenses) amount to USD’000 48.

Net cash outflow to acquire subsidiaries, net of cash acquired is as follows:

USD’000
Cash consideration	1,311
Less: Balances acquired
Cash	(3)
Bank balances	(3,472)
Net cash inflow presented in investing activities	(2,164)

Three Wheels United Inc.

On 1 March 2023 the Group acquired 49% equity shareholding of Three Wheels United Inc. and its components (“TWU Group”) (refer note 16 and 17). Until 10 October 2023 the Group had a significant influence over TWU Group. Therefore, till 10 October 2023, TWU Group was recognised and measured as an equity-accounted associate of the Group in accordance with IAS 28. The Group obtained control over TWU Group on 10 October 2023 by gaining substantial power in decision making of the group along with representation on the board of the group. Hence, 10 October 2023 shall be considered as acquisition date for the purpose of consolidation of TWU Group in these financial statements.

TWU Group entities are domiciled in the USA, India, the UAE and the Netherlands. The main operation of TWU Group is to carry out electric three-wheeler leasing and financing through its fully owned subsidiary Three Wheels Capital Private Limited in India. The entity is acquired on account of vertical integration and operational synergies. The acquisition allows the Group to access new market segment creating possibility of geographical expansion.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

29.    Business combinations (cont.)

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows (note that fair value was not used as the measurement basis for assets and liabilities that require a different basis, which includes leases, deferred tax assets):

	Book value	Adjustment	Fair value
	USD’000	USD’000	USD’000
Assets
Property, Plant & Equipment	438	—	438
Contract with customers	—	2,214	2,214
Intangible assets	882	(263)	619
Trade and other receivables	192	—	192
Due from a related party	2,505	—	2,505
Cash & bank balances	34	—	34
Other assets	133	—	133
Total assets	4,184	1,951	6,135

Liabilities
Trade and other payables	155	—	155
Due to related party	202		202
Borrowings	1,465	—	1,465
Tax Payable	3	—	3
Total liabilities	1,825	—	1,825
Net Assets	2,359	1,951	4,310

Calculation of goodwill

USD’000
Fair value of non-controlling interest	3,903
Fair value of previously held investment	3,750
Total Consideration	7,653
Goodwill	3,343

The Goodwill of USD’000 3,343, was due to the market expansion, vertical integration and operational synergies achieved due to business combination. The acquisition enables the Group to benefit from the potential for future growth in the transport sector while diversifying its existing revenue streams. As a result, the shares were acquired by Delta at higher than the fair value.

TWU Group contributed USD’000 257 to the Group’s revenue and incurred a loss of USD’000 39 (after including other comprehensive income), for the period between the date of acquisition and the reporting date.

If the acquisition of TWU Group had been completed on the first day of the financial year, its contribution to the Group’s revenues for the year would have been USD’000 743 and its contribution to loss would have been of USD’000 829.

Total acquisition-related costs (included in general and administrative expenses) amount to USD’000 83.

The non-controlling interest not held by the group are considered immaterial.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

29.    Business combinations (cont.)

Net cash outflow to acquire subsidiaries, net of cash acquired is as follows:

USD’000
Cash consideration
Less: Balances acquired	3,750
Cash
Bank balances	(34)
Net cash outflow/(inflow) presented in investing activities	3,716

Vishwaa Carriers LLC

On 19 October 2022 the Group acquired 49% of the equity shares of Vishwaa Carriers LLC, a company whose principal activity is inland freight and forwarding. The company was established in 2007 in Fujairah, United Arab Emirates. The acquisition broadens the Group’s service portfolio to include mine-to-port logistics, providing an end-to-end logistics solution to its certain of its customers in the United Arab Emirates.

The fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows (note that fair value was not used as the measurement basis for assets and liabilities that require a different basis, which includes leases):

	Book value	Adjustment	Fair value
	USD’000	USD’000	USD’000
Assets
Property, plant & equipment	1,201	959	2,160
Non-compete agreement	—	13	13
Contract with customer*	—	210	210
Trade and other receivables	1,255	—	1,255
Other current assets	42	—	42
Inventories	23	—	23
Cash & bank balances	60	—	60
Total assets	2,581	1,182	3,763

Liabilities
Borrowings	145	—	145
Trade and other payables	718	—	718
Provision for gratuity payable	21	—	21
Total liabilities	884	—	884
Net assets	1,697	1,182	2,879

Fair value of consideration paid

USD’000
Cash/Total consideration**	769
Bargain purchase gain	2,110

__________

*         Contract with customer represents the present value of cash inflows from customer contract, in effect on the date of acquisition, which Vishwaa Carriers LLC had entered with the customer. This contract shall continue to be in effect until March 2023 and the useful life of this contract with customer is considered as 6 months.

**      Out of total purchase consideration amounting to USD’000 769, the group has settled consideration to the extent of USD’000 519 during current year and remaining consideration amounting to USD’000 250 will be settled in next financial year.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

29.    Business combinations (cont.)

The bargain purchase of US’000 2,110 arises because the Group acquired only 49% of equity shares in Vishwaa Carriers LLC, however, the Group fair valued non-controlling interest at Nil on the acquisition date. As a result, the entire net worth is attributable to the Group. Further, the previous owners transferred the equity shares of Vishwaa Carriers LLC under distressed sale and as a result the Group acquired equity shares at lower than fair value.

Vishwaa Carriers LLC contributed USD’000 1,139 to the revenue and incurred loss of USD’000 194, included in the Group’s profit, for the period between the date of acquisition and 31 December 2022. If the acquisition of Vishwaa Carriers LLC had been completed on the 1 January 2022, Group revenues for the year would have been USD’000 4,494 and Group’s profit would have included loss of USD’000 390.

Oleo Energy DMCC

On 9 December 2022 the Group acquired 100% of the equity shares of Oleo Energy DMCC, a company whose principal activity is the supply and storage of petroleum products. The company was established in 2020 in the DMCC free zone area in Dubai, United Arab Emirates. The acquisition expanded the Group’s Energy Logistics business into new markets. This acquisition expands the Group’s reach into Middle East and Indian subcontinent and vertically integrates its energy supply chain.

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows (note that fair value was not used as the measurement basis for assets and liabilities that require a different basis, which includes leases):

	Book value	Adjustment	Fair value
	USD’000	USD’000	USD’000
Assets
Property, plant and equipment	377	1,093	1,470
Trade and other receivables	11,947	(150)	11,797
Inventory	2,535	—	2,535
Due from related party	1,304	—	1,304
Other Current Asset	165	—	165
Cash & bank balances	97	—	97
Total assets	16,425	943	17,368

Liabilities
Trade and other payables	(16,854)	564	(16,290)
Due to related party	(2,601)	—	(2,601)
Total liabilities	(19,455)	564	(18,891)
Net assets	(3,030)	1,507	(1,523)

Fair value of consideration paid

USD’000
Cash/Total consideration	14
Goodwill	1,537

The goodwill of US’000 1,537 arises from the market expansion and vertical integration synergies achieved due to business combination as described above.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

29.    Business combinations (cont.)

Oleo Energy DMCC contributed USD’000 6,581 to the revenue and incurred loss of USD’000 11, included in the Group’s profit, for the period between the date of acquisition and 31 December 2022. If the acquisition of Oleo Energy DMCC had been completed on 1 January 2022, Group revenues for the year would have been USD’000 115,463 and Group’s profit would have included loss of USD’000 3,862.

African operations

On 1 October 2022 the Group acquired 100% equity shareholding of the following companies in a single transaction:

GP Global Mauritius Limited

GP Global Kenya Limited

GP Global Rwanda Limited

Gulf Petrochem Energy Services Limited

GP Global Energy Services (T) Limited

GP Global Uganda Limited

Collectively referred to as ‘African Operations’.

The African Operations are domiciled in various countries across the African continent. The acquisition broadens the Energy Logistics service portfolio to include marine and industrial lubricant manufacturing and distribution, retail fuelling stations, and enables the Group to benefit from the potential for future growth in the energy sector while diversifying its existing revenue streams.

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and bargain gain are as follows (note that fair value was not used as the measurement basis for assets and liabilities that require a different basis, which includes leases, deferred tax assets):

	Book value	Adjustment	Fair value
	USD’000	USD’000	USD’000
Assets
Property, Plant & Equipment	10,038	558	10,596
Contract with customers	—	2,444	2,444
Trade and other receivables	246	—	246
Inventory	1,951	—	1,951
Other current assets	906	—	906
Due from a related party
Deferred tax asset	663	—	663
Cash & bank balances	1,334	—	1,334
Total assets	15,138	3,002	18,140

Liabilities
Trade and other payables	(5,729)	1,735	(3,994)
Borrowings	(5,446)	—	(5,446)
Tax payable	(1,103)	—	(1,103)
Total liabilities	(12,278)	1,735	(10,543)
Net assets	2,860	4,737	7,597

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

29.    Business combinations (cont.)

Fair value of consideration paid

USD’000
Cash/Total consideration*	1,000
Bargain purchase gain	6,597

__________

*        Out of total purchase consideration amounting to USD’000 1,000, the group has settled consideration to the extent of USD’000 750 during current year and remaining consideration amounting to USD’000 250 will be settled in next financial year.

The bargain gain of USD’000 9,983, was due to the fact that the previous owner, Gulf Petrochem FZC, was undergoing restructuring and needed to liquidate its assets to meet its overdue loan obligations. As a result, the shares were acquired by Delta at lower than the fair value.

African Operations contributed USD’000 16,936 to the Group’s revenue and earned a profit of USD’000 4,016, for the period between the date of acquisition and 31 December 2022.

If the acquisition of African Operations had been completed on the 1 January 2022, its contribution to the Group’s revenues for the year would have been USD’000 61,802 and its profit contribution would have been of USD’000 5,666.

Total acquisition-related costs (included in general and administrative expenses) amount to USD’000 201.

Net cash outflow to acquire subsidiaries, net of cash acquired is as follows:

USD’000
Cash consideration	1,783
Less: Balances acquired
Cash	(2)
Bank balances	(1,489)
Less: Purchase consideration payable as at 31 December 2022	(500)
Net cash inflow presented in investing activities	(208)

30.    Related party transactions

During the year Group companies entered into the following transactions with related parties who are not members of the Group.

	2023	2022
	USD’000	USD’000
Ultimate holding company
– Receipt of services	3,600	—
– Supply of services	—	985

Entity with common director
– Supply of services	3,600	1,200
– Unsecured loan taken	—	285
– Interest expenses	67	238
– Expenses incurred on behalf of the related party	51	142
– Loan given	20	134
– Loan repaid	1,125	—
– Loan given received	1,264	—

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

30.    Related party transactions (cont.)

	2023	2022
	USD’000	USD’000
Director
– Expenses incurred on behalf of the Group	—	11

Associate
– Interest income	174	—
– Interest expense	8	—

Details of KMP’s remuneration are given in note 9.

Balances with related parties as at 31 December:

	2023	2022
	USD’000	USD’000
Amount due to related parties
Ultimate holding company	—	45
Director	11	11
Entity with common director	266	1,923
	277	1,979
Amount due from related parties
Entities with common director(s)	10,044	1,580

31.    Derivative financial asset

	2023	2022
	USD’000	USD’000
Derivatives instruments carried at fair value:
Forward freight agreements	494	—
Oil price futures and swaps	(158)	—
Call option on investment measured at fair value through other comprehensive income	41	—
	377	—

Derivative financial liability

	2023	2022
	USD’000	USD’000
Derivatives instruments carried at fair value:
Forward freight agreements	—	4,676
Oil price futures and swaps	21	—
	21	4,676

The Group has entered into these derivative contracts with multiple counterparties, and where the derivative assets and liabilities are with the same counterparty, offsetting criteria as per IAS 32 has been applied.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

32.    Financial instruments — Risk Management

The Group is exposed through its operations to the following financial risks:

•        Credit risk

•        Interest rate risk

•        Foreign exchange risk

•        Liquidity risk

•        Other market price risk.

The Group is exposed to risks that arise from its use of financial instruments. This note describes the Group’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

a)      Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

– Trade and other receivables (excluding contract assets and advance tax)

– Cash and bank balances

– Due from related party

– Trade and other payables (excluding contract liabilities and tax related liabilities)

– Borrowings

– Derivative financial instruments

– Due to related party

– Investment at fair value through other comprehensive income

b)      Financial instruments by category

Financial assets at amortised cost

	2023	2022
	USD’000	USD’000
Cash and bank balances	9,893	9,190
Trade and other receivables (excluding contract asset)	67,926	74,643
Amount due from related party	10,044	1,580
Total financial assets	87,863	85,413

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

32.    Financial instruments — Risk Management (cont.)

Financial liabilities at amortised cost
Borrowings	28,604	16,484
Trade and other payables (excluding contract liability and tax related liabilities)	59,929	57,456
Lease liabilities	5,541	3,639
Amount due to related party	277	1,979
Total financial liabilities	94,351	79,558

c)      Financial instruments not measured at fair value

Financial instruments not measured at fair value includes cash and bank balances, trade and other receivables (excluding contract asset and advance tax), due from related parties, trade and other payables (excluding contract liability and tax related liabilities), lease liabilities and short-term borrowings approximates their fair value.

Due to their short-term nature, the carrying value of cash and bank balances, trade and other receivables (excluding contract asset and advance tax), trade and other payables (excluding contract liability and tax related liabilities) and borrowings (current) approximates their fair value.

d)      Financial instruments measured at fair value

The Group measures derivative financial instruments and investment in Zyngo EV Mobility Private Limited at fair value. The fair value hierarchy of derivative financial instruments is level 1 and investment in Zyngo EV Mobility Private Limited is level 3 as per IFRS 13 Fair Value Measurement.

Fair value hierarchy

The assets for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, which reflects the significance of inputs used in making the measurements:

Level 1:    Quoted prices in active markets for identical items (unadjusted)

Level 2:    Observable direct or indirect inputs other than Level 1 inputs

Level 3:    Unobservable inputs (i.e. not derived from market data).

The classification of an item in the above levels is based on the lowest level of inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognised in the period they occur.

The group measure the financial instruments (refer note 18 and 31) at fair value. The fair value hierarchy of financial instruments measured at fair value is provided below:

	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
31 December 2023
Financial assets
Investments at fair value through other comprehensive income (FVOCI)	—	—	608	608
Derivative assets	377	—	—	377
Financial liabilities:
Derivative liabilities	21	—	—	21

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

32.    Financial instruments — Risk Management (cont.)

	Level 1	Level 2	Level 3	Total
	AED’000	AED’000	AED’000	AED’000
31 December 2022
Financial liabilities:
Derivative liabilities	4,676	—	—	4,676

General objectives, policies, and processes

Management has responsibility for the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Group’s finance function. Management reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of Management is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below:

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. It is Group policy to assess the credit risk of new customers before entering contracts after taking into account local business practices. The Group has established credit policy under which new customers are analysed individually for creditworthiness before the payment and delivery terms and conditions are offered. The Group’s review includes external ratings, when available. Purchase limits are established for each customer, which represents the maximum open amount without requiring additional approval from the management.

The Group is mainly exposed to credit risk from following financial assets:

	2023	2022
	USD’000	USD’000
Cash and bank balances	9,893	9,190
Trade and other receivables (excluding contract asset and advance tax)	67,926	74,643
Amount due from related party	10,044	1,580
Total financial assets	87,863	85,413

Management monitors the credit ratings of counterparties regularly and at the reporting date does not expect any losses from non-performance by the counterparties. For all financial assets to which the impairment requirements have not been applied, the carrying amount represents the maximum exposure to credit loss.

The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Further disclosures regarding the trade and other receivables are provided in Note 21.

With respect to credit risk arising from the other financial assets of the Group, which comprise bank balances and cash the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these assets.

Credit risk from balances with banks and financial institutions is managed by only placing the balances with international banks and local banks of good repute. Given the profile of its bankers, management does not expect any counterparty to fail in meeting its obligations.

The carrying amounts of due from related parties that are disclosed in Note 30 represent the maximum credit exposure to the Company. The Company’s exposure to credit risk in relation to the related party receivables is influenced mainly by the individual characteristics of each related party. The credit risk associated with the related party receivables is assessed individually and either covered or provided for based on the results of the credit risk assessment at the reporting date.

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

32.    Financial instruments — Risk Management (cont.)

Market risk

Market risk arises from the Group’s use of interest bearing, tradable and foreign currency financial instruments as well as price fluctuations on equity shares of investment. It is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in interest rates (interest rate risk), foreign exchange rates (currency risk) or other market factors (price risk).

Interest rate risk

The Group is exposed to interest rate risk from long-term borrowings at variable rate.

At the reporting date, the Group’s borrowings at variable rate were denominated in USD is USD’000 28,604 (2022: USD’000 16,484).

A sensitivity analysis is performed by applying a simple simulation technique to the liabilities that represent major interest-bearing positions. Based on the simulations performed, the impact on profit or loss and net assets of a 100 basis-point shift would be an increase of USD’000 286 (2022: USD’000 165) or a decrease of USD’000 286 (2022: USD’000 165). The gain or loss potential is then compared to the limits determined by the management.

Foreign exchange risk

Foreign exchange risk arises when individual Group entities enter into transactions denominated in a currency other than their functional currency. The Group’s policy is, where possible, to allow group entities to settle liabilities denominated in their functional currency with the cash generated from their own operations in that currency. Where group entities have liabilities denominated in a currency other than their functional currency (and have insufficient reserves of that currency to settle them), cash already denominated in that currency will, where possible, be transferred from elsewhere within the Group.

The Group is exposed to currency risk on the transactions that are denominated in a currency other than the functional currency of each company. The currencies in which these transactions primarily are denominated are USD.

As of 31 December, the Group’s net exposure to foreign exchange risk was as follows:

	Assets		Liabilities
Currency	2023	2022	2023	2022
	USD’000	USD’000	USD’000	USD’000
Total currency exposure	7,869	4,764	8,998	7,210

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in foreign currency rates, with all other variables held constant. The impact on the group’s profit/(loss) before tax is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives. The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in currency rate		Effect on profit before tax
Particulars	2023	2022	2023	2022
			USD’000	USD’000
Total currency exposure	+10%	+10%	(113)	(245)
	–10%	–10%	113	245

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

32.    Financial instruments — Risk Management (cont.)

Liquidity risk

Liquidity risk arises from the Group’s management of working capital and the finance charges and principal repayments on its debt instruments. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

	Upto 1 year	Between 1 to 2 years	Between 2 to 5 years	More than 5 years
	USD’000	USD’000	USD’000	USD’000
At 31 December 2023
Trade and other payables (excluding contract liability and tax related liabilities)	59,929	—	—	—
Borrowings	19,736	1,032	8,174	—
Lease liabilities	2,207	1,344	2,103	111
Total	81,872	2,376	10,277	111

At 31 December 2022
Trade and other payables (excluding contract liability and tax related liabilities)	57,456	—	—	—
Borrowings	8,342	1,021	7,630	—
Lease liabilities	1,313	1,273	1,219	349
Total	67,111	2,294	8,849	349

Other market price risk

Commodity price risk

Commodity price risk in the Group primarily arises from fluctuation in freight rates and marine fuel prices. The Group may enter into derivative contracts to mitigate these risks. The Group has used following two derivatives to mitigate these risks:

•        Under Forward Freight Agreements (FFAs), the Group agrees to exchange the difference between fixed price, agreed with the counterparty, and average of closing price on the Baltic Exchange, during the tenure of derivative, upon settlement. Such contracts enable the Group to mitigate the risk of volatility in freight rates. The fair value of FFAs at the end of the year is difference between the fixed price and closing price on Baltic Exchange.

•        Under Oil price futures and swaps, the Group agrees to exchange the difference between fixed price, agreed with the counterparty, and average floating rate on underlying oil assets on respective exchanges. Such contracts enable the Group to mitigate the risk of fluctuation in cost of oil consumed in operations. The fair value of these derivative at the end of the year is difference between the fixed price and closing price on respective exchange.

If the closing prices on index had been 10% higher or lower, the value of derivative financial asset or liability would increase or decrease the net assets by USD’000 36 (2022: USD’000 468) or USD 36 (2022: USD’000 468).

Delta Corp Holdings Limited

Notes to consolidated financial statements

For the years ended 31 December 2023 and 2022

32.    Financial instruments — Risk Management (cont.)

Equity price risk

The Group holds a strategic equity instrument in Zyngo as it complements the Group’s operations (refer note 18). The directors believe that the exposure to the market price risk from this investment is acceptable in the Group’s circumstances.

The effect of a 10% increase in the value of the equity investments held at the reporting date would, all other variables held constant, have resulted in an increase in the net assets by USD’000 61. A 10% decrease in their value would, on the same basis, have decreased the net assets by the same amount.

Capital management

The Group monitors “capital” which comprises all components of equity (i.e. share capital, non-controlling interest, retained earnings, and revaluation reserve). The Group’s objectives when maintaining capital are:

•        to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•        to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group sets the amount of capital it requires in proportion to risk. The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

In accordance with the requirements of borrowings, the Group monitors capital on the basis of the financial covenants.

33.    Significant events after the reporting period

On 9 December 2022, the Group entered into a Sale and Purchase Agreement with GP Global HNT Terminals FZE (“GP HNT Terminals”), a company engaged in the import, export, storage, and distribution of bulk liquid commodities, to acquire 100% of the shares of GP HNT Terminals for total consideration of USD 34 million. However, due to ongoing litigation in the local court, the acquisition of GP HNT Terminals has not been completed as of the date of this report. The Group expects to close the acquisition of GP HNT Terminals; however, the timing remains uncertain.

On 23 May 2024 The Group executed its purchase option on the Delta Avon and simultaneously sold the vessel to an unrelated third party for gross proceeds of USD’000 14,200 plus the market value of the fuel and lubricants remaining on board. Net of the loan outstanding on the vessel, the Group received approximately USD’000 6,500 of cash from the sale. The final accounting treatment of the purchase and sale has not been completed as of the date of this report.

On 11 June 2024, the Group entered the Third Amendment to the Credit Facility with a leading bank in the United States of America whereby the interest collection period was amended to monthly from annually on the date of the facility’s renewal.

ANNEX A

Execution Version

MERGER AND SHARE EXCHANGE AGREEMENT

by and among

Delta Corp Holdings LIMITED,
as Delta,

DELTA CORP HOLDINGS LIMITED,
as Pubco,

KAVL MERGER SUB INC.,
as Merger Sub,

KAIVAL BRANDS INNOVATIONS GROUP, INC.,
as KAVL

and

THE SHAREHOLDERS OF DELTA NAMED HEREIN,
as thes Sellers

Dated as of September 23, 2024

Annex A Page
I. MERGER	A-2
1.1. Merger	A-2
1.2. Effective Time	A-2
1.3. Effect of the Merger	A-2
1.4. Organizational Documents of Surviving Corporation	A-2
1.5. Directors and Officers of the Surviving Corporation	A-2
1.6. Effect of Merger on Issued Securities of KAVL, Pubco and Merger Sub	A-3
1.7. Maxim Fees	A-5
1.8. Certain Adjustments	A-5
1.9. Fractional Shares	A-5
1.10. Tax Consequences	A-5
1.11. Taking of Necessary Action; Further Action	A-5
Article II. SHARE EXCHANGE	A-6
2.1. Exchange of Company Shares	A-6
2.2. Exchange Consideration	A-6
2.3. Surrender of Delta Securities and Payment of Exchange Consideration	A-6
2.4. Earnout	A-6
2.5. Seller Consent	A-7
2.6. Termination of Certain Agreements	A-7
III. CLOSING	A-7
3.1. Closing	A-7
IV. representations and warranties of KAVL	A-7
4.1. Organization and Standing	A-7
4.2. Authorization; Binding Agreement	A-8
4.3. Governmental Approvals	A-8
4.4. Non-Contravention	A-8
4.5. Capitalization	A-9
4.6. Subsidiaries	A-9
4.7. SEC Filings and KAVL Financials	A-10
4.8. Absence of Certain Changes	A-11
4.9. Compliance with Laws	A-12
4.10. Permits	A-12
4.11. Litigation	A-12
4.12. Material Contracts	A-12
4.13. Intellectual Property	A-13
4.14. Taxes and Returns	A-15
4.15. Real Property	A-16
4.16. Personal Property	A-17
4.17. Title to and Sufficiency of Assets	A-17
4.18. Employee Matters	A-17
4.19. Benefit Plans	A-18
4.20. Environmental Matters	A-19
4.21. Transactions with KAVL Related Persons	A-20
4.22. Investment Company Act	A-20
4.23. Finders and Brokers	A-20

Annex A-i

Annex A Page
4.24. Certain Business Practices	A-21
4.25. Business Insurance	A-21
4.26. Top Customers and Suppliers	A-21
4.27. FDA	A-22
4.28. Information Supplied	A-22
4.29. Independent Investigation	A-22
Article V. representations and warranties of pubco	A-23
5.1. Organization and Standing	A-23
5.2. Authorization; Binding Agreement	A-23
5.3. Governmental Approvals	A-23
5.4. Non-Contravention	A-23
5.5. Capitalization	A-24
5.6. Ownership of Delta Exchange Shares	A-24
5.7. Pubco and Merger Sub Activities	A-24
5.8. Tax and Legal Matters	A-24
5.9. Finder and Brokers	A-24
5.10. Investment Company Act	A-24
5.11. Information Supplied	A-24
5.12. Independent Investigation	A-25
Article VI. representations and warranties of DELTA	A-25
6.1. Organization and Standing	A-25
6.2. Authorization; Binding Agreement	A-25
6.3. Capitalization	A-26
6.4. Subsidiaries	A-26
6.5. Governmental Approvals	A-27
6.6. Non-Contravention	A-27
6.7. Financial Statements	A-27
6.8. Absence of Certain Changes	A-28
6.9. Compliance with Laws	A-28
6.10. Permits	A-28
6.11. Litigation	A-29
6.12. Material Contracts	A-29
6.13. Intellectual Property	A-30
6.14. Taxes and Returns	A-32
6.15. Real Property	A-33
6.16. Personal Property	A-33
6.17. Title to and Sufficiency of Assets	A-34
6.18. Employee Matters	A-34
6.19. Benefit Plans	A-35
6.20. Environmental Matters	A-36
6.21. Transactions with Delta Related Persons	A-36
6.22. Business Insurance	A-37
6.23. Top Customers and Suppliers	A-37
6.24. Certain Business Practices	A-37
6.25. Investment Company Act	A-38
6.26. Finders and Brokers	A-38
6.27. Information Supplied	A-38
6.28. Independent Investigation	A-38

Annex A-ii

Annex A Page
vII. representations and warranties of THE SELLERS	A-39
7.1. Organization and Standing	A-39
7.2. Authorization; Binding Agreement	A-39
7.3. Ownership	A-39
7.4. Governmental Approvals	A-39
7.5. Non-Contravention	A-39
7.6. No Litigation	A-40
7.7. Investment Representations	A-40
7.8. Tax and Legal Matters	A-40
7.9. Finders and Brokers	A-40
7.10. Information Supplied	A-40
7.11. Independent Investigation	A-41
VIII. COVENANTS	A-41
8.1. Access and Information	A-41
8.2. Conduct of Business of Delta, Pubco, Merger Sub and the Sellers	A-42
8.3. Conduct of Business of KAVL	A-44
8.4. Annual and Interim Financial Statements	A-46
8.5. KAVL Public Filings	A-47
8.6. No Solicitation; Go Shop	A-47
8.7. No Trading	A-49
8.8. Notification of Certain Matters	A-49
8.9. Efforts	A-49
8.10. Further Assurances	A-51
8.11. The Registration Statement	A-51
8.12. Public Announcements	A-53
8.13. Confidential Information	A-53
8.14. Post-Closing Board of Directors and Executive Officers	A-54
8.15. Indemnification of Directors and Officers; Tail Insurance	A-55
8.16. Employment Agreements	A-55
8.17. Transfer Taxes	A-55
8.18. Tax Matters	A-55
8.19. Section 16 Matters	A-56
8.20. Delta Management Transfers	A-56
8.21. Listing	A-56
8.22. Amended Maxim Agreement	A-56
8.23. Transaction Financing	A-57
Article IX. Closing conditions	A-57
9.1. Conditions of Each Party’s Obligations	A-57
9.2. Conditions to Obligations of Delta, Pubco, Merger Sub and the Sellers	A-58
9.3. Conditions to Obligations of KAVL	A-59
9.4. Frustration of Conditions	A-60
Article X. TERMINATION AND EXPENSES	A-61
10.1. Termination	A-61
10.2. Effect of Termination	A-62
10.3. Fees and Expenses	A-62
10.4. Termination Fees	A-62

Annex A-iii

Annex A Page
XI. WAIVERs And releases	A-63
11.1. Release and Covenant Not to Sue	A-63
11.2. No Recourse	A-63
xII. MISCELLANEOUS	A-64
12.1. Survival	A-64
12.2. Notices	A-64
12.3. Binding Effect; Assignment	A-65
12.4. Third Parties	A-65
12.5. Governing Law; Jurisdiction	A-65
12.6. WAIVER OF JURY TRIAL	A-66
12.7. Specific Performance	A-66
12.8. Severability	A-66
12.9. Amendment	A-66
12.10. Waiver	A-66
12.11. Entire Agreement	A-66
12.12. Interpretation	A-67
12.13. Counterparts	A-67
XIII DEFINITIONS	A-68
13.1. Certain Definitions	A-68
13.2. Section References	A-77

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A-1	Form of Seller Lock-Up Agreement
Exhibit A-2	Form of KAVL Holder Lock-Up Agreement
Exhibit B	Form of Voting Agreement

Annex A-iv

MERGER AND SHARE EXCHANGE AGREEMENT

This MERGER AND SHARE EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of September 23, 2024, by and among (i) Delta Corp Holdings Limited, a company incorporated in England and Wales (together with its successors and assigns, “Delta”), (ii) Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), (iii) KAVL Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”), (iv) Kaival Brands Innovations Group, Inc., a Delaware corporation (“KAVL”), and (v) each of the holders of outstanding capital stock of Delta named on Annex I hereto (collectively, the “Sellers”). Delta, Pubco, Merger Sub, KAVL and the Sellers are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in Article XIII hereof.

RECITALS:

WHEREAS, Delta, directly and indirectly through its direct and indirect subsidiaries, engages in the bulk logistics and energy logistics business and the management of assets related to the logistics business;

WHEREAS, KAVL, directly and indirectly through its subsidiaries, is focused on incubating and commercializing innovative products into mature and dominant brands, with a current focus on the sale, marketing and distribution of electronic nicotine delivery system products, also known as “e-cigarettes”;

WHEREAS, Pubco is a Cayman Islands exempted company that is wholly-owned by Delta, and Merger Sub is a newly incorporated Delaware corporation that is wholly-owned by Pubco;

WHEREAS, the Parties desire and intend to effect certain transactions whereby (a) Pubco shall acquire all of the issued and outstanding Delta Shares from the Sellers in exchange for the issue by Pubco of ordinary shares in the capital of Pubco (the “Share Exchange”), and (b) immediately following and subject to the Share Exchange, Merger Sub shall merge with and into KAVL, with KAVL continuing as the surviving entity in the merger, as a result of which, (i) KAVL shall become a wholly-owned subsidiary of Pubco and (ii) each issued and outstanding security of KAVL immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco (the “Merger” and, collectively with the Share Exchange and the other transactions contemplated by this Agreement and the Ancillary Documents (as defined below), the “Transactions”), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the DGCL and other applicable law;

WHEREAS, simultaneously with the execution and delivery of this Agreement (a) the Sellers are entering into lock-up agreements with Pubco, Delta and KAVL, in the form attached hereto as Exhibit A-1 (the “Seller Lock-Up Agreements”), which Seller Lock-Up Agreements shall become effective as of the Closing; and (b) certain holders of KAVL Stock are entering into lock-up agreements with Pubco, Delta and KAVL, in the form attached hereto as Exhibit A-2 (the “KAVL Holder Lock-Up Agreements” and, together with the Seller Lock-Up Agreements, the “Lock-Up Agreements”), which KAVL Holder Lock-Up Agreements shall become effective as of the Closing;

WHEREAS, at or prior to the Closing, Pubco, KAVL, Delta, the Sellers and the certain holders of KAVL Stock that are expected to be affiliates of Pubco for U.S. securities Laws purposes after the Closing will enter into a registration rights agreement, in form and substance reasonably acceptable to KAVL and Delta (the “Registration Rights Agreement”), which will become effective as of the Closing;

WHEREAS, prior to the Closing, the Parties intend that, in connection with the Transactions, Pubco and the current Chief Executive Officer and Chief Financial Officer of Delta shall enter into employment agreements (the “Employment Agreements”), effective as of the Closing, in form and substance reasonably acceptable to Delta and KAVL;

WHEREAS, Delta and Pubco have received voting and support agreements, in the form attached hereto as Exhibit B (collectively, the “Voting Agreements”), signed by KAVL and certain holders of KAVL Securities, and will receive additional Voting Agreements as promptly as practicable (but in any event within ten (10) days) after the execution and delivery of this Agreement;

WHEREAS, the boards of directors of Merger Sub and KAVL each (a) have determined that the Transactions are fair, advisable and in the best interests of their respective companies and security holders, and (b) have approved this Agreement and the Transactions, all upon the terms and subject to the conditions set forth herein;

Annex A-1

WHEREAS, the boards of directors of Pubco and Delta each (a) have determined that the Transactions are in the best interests of their respective companies, and (b) have approved this Agreement and the Transactions, all upon the terms and subject to the conditions set forth herein; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that, taken together, the Merger and the Share Exchange will be treated as a tax-free transaction pursuant to Section 351 of the Code and (ii) if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, this Agreement will constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1            Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement (including the completion of the Share Exchange), and in accordance with the applicable provisions of the DGCL, KAVL and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into KAVL, with KAVL being the surviving entity, following which the separate corporate existence of Merger Sub shall cease and KAVL shall continue as the surviving corporation in the Merger. KAVL, as the surviving corporation following the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to KAVL for periods after the Effective Time shall include the Surviving Corporation).

1.2            Effective Time. Simultaneous with or immediately following the completion of the Share Exchange, KAVL and Merger Sub shall cause the Merger to be consummated by filing Articles of Merger for the Merger of Merger Sub with and into KAVL, with KAVL being the surviving entity in the Merger (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.3            Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and KAVL shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include, without limitation, the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and KAVL set forth in this Agreement to be performed after the Effective Time, and the Surviving Corporation shall continue its existence as a wholly owned Subsidiary of Pubco.

1.4            Organizational Documents of Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of KAVL, each as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety in the form of the certificate of incorporation and bylaws of Merger Sub, in each case as in effect immediately prior to the Effective Time, respectively (except that the name of the corporation may be changed to a name to be mutually agreed by Delta and KAVL) and, as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving Corporation until the same may be thereafter further amended and/or restated in accordance with their terms and the DGCL.

1.5            Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of KAVL shall resign and the board of directors and the executive officers of the Surviving Corporation shall as determined by Pubco, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

Annex A-2

1.6            Effect of Merger on Issued Securities of KAVL, Pubco and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of KAVL, Pubco or Merger Sub:

(a)         KAVL Common Stock. Each share of KAVL Common Stock issued and outstanding immediately prior to the Effective Time, including the shares into which the KAVL Series B Preferred Stock converts in accordance with Section 1.6(b) below (but excluding than those shares of KAVL Common Stock described in Section 1.6(e) below), shall automatically be converted into the right to receive one Pubco Ordinary Share (the “Merger Consideration”), following which all such shares of KAVL Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist.

(b)         KAVL Preferred Stock. In accordance with the terms of the KAVL Series B CoD, immediately prior to the Effective Time, all of the issued and outstanding shares of KAVL Series B Preferred Stock shall convert into shares of KAVL Common Stock at the Conversion Rate (as defined in the KAVL Series B CoD), and be included as outstanding shares of KAVL Common Stock immediately prior to the Effective Time for purposes of Section 1.6(a).

(c)         KAVL Stock Options and KAVL RSUs. Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each unvested KAVL Stock Option and unvested KAVL RSU shall immediately vest. Upon the Effective Time, each outstanding KAVL Stock Option and KAVL RSU, if it has not been exercised prior to the Effective Time, shall be , shall be cancelled, retired and/or terminated and cease to represent a right to acquire, be exchanged for or convert into KAVL Common Stock.

(d)         KAVL Warrants. Each KAVL Common Warrant issued and outstanding immediately prior to the Effective Time shall be converted into one (1) Pubco Ordinary Warrant, and each KAVL Pre-Funded Warrant issued and outstanding immediately prior to the Effective Time shall be converted into one (1) Pubco Pre-Funded Warrant. At the Effective Time, the KAVL Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Ordinary Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the KAVL Common Warrants, and each of the Pubco Pre-Funded Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the KAVL Pre-Funded Warrants, except that in each case they, except that they shall represent the right to acquire Pubco Ordinary Shares in lieu of shares of KAVL Common Stock. At or prior to the Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of Pubco Ordinary Shares for delivery upon the exercise of such Pubco Warrants.

(e)         Cancellation of Capital Stock Owned by KAVL. If there are any shares of capital stock of KAVL that are owned by KAVL as treasury shares immediately prior to the Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(f)          Surrender of Shares of Pubco. The sole holder of shares in the capital of Pubco issued and outstanding at the Effective Time shall surrender all such shares to Pubco, which shares shall thereupon be canceled.

(g)         Cancellation of Shares of Merger Sub. All of the shares of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(h)         Exchange of KAVL Stock.

(i)       Appointment of Exchange Agent. Prior to the Effective Time, KAVL shall appoint VStock LLC (the “Exchange Agent”) to act as transfer and exchange agent with respect to the shares of KAVL to accomplish the deliveries and other actions contemplated by this Section 1.6. KAVL shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to Delta and Pubco.

(ii)       Escrow Arrangements with Exchange Agent. On or before the Effective Time, Pubco shall arrange with the Exchange Agent, for the benefit of the holders of shares of KAVL Stock outstanding immediately prior to the Effective Time, for exchange and transfer in accordance with this Article I, for shares of Pubco to be issued pursuant to this Article I in respect of shares of KAVL Stock outstanding immediately prior to the Effective Time to be held in escrow with the Exchange Agent (such shares, the “Pubco Book Entry Shares”). The Pubco Book Entry Shares subject to escrow with the Exchange Agent pursuant to this Section 1.6(g) are referred to collectively as the “Exchange Fund.”

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(iii)     Promptly after the Closing Date, Pubco shall cause the Exchange Agent to mail to each holder of record of shares of KAVL Stock outstanding immediately prior to the Effective Time a letter of transmittal in a form prepared by Pubco and reasonably acceptable to KAVL (a “Letter of Transmittal”) (which shall specify that the delivery shall be effected only upon proper delivery of the certificates of KAVL Stock (the “KAVL Certificates”) (or affidavits of loss in lieu thereof) or transfer of the KAVL Book Entry Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of KAVL Book Entry Shares) and instructions for use in effecting the surrender of KAVL Certificates (or affidavits of loss in lieu thereof) or KAVL Book Entry Shares in exchange for the Merger Consideration.

(iv)     Each holder of shares of KAVL Stock that possesses the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a KAVL Certificate (or affidavit of loss in lieu thereof), together with a properly completed Letter of Transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of KAVL Book Entry Shares, the Merger Consideration in respect of the shares of KAVL Stock represented by a KAVL Certificate (or affidavit of loss in lieu thereof) or KAVL Book Entry Shares. The Merger Consideration shall be in uncertificated book-entry form. The Exchange Agent shall accept such KAVL Certificates (or affidavits of loss in lieu thereof) or KAVL Book Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any Merger Consideration is to be issued to a Person other than the Person in whose name the KAVL Stock surrendered in exchange therefor is registered, it shall be a condition to such exchange that (i) either such KAVL Certificate shall be properly endorsed or such KAVL Certificate (or affidavit of loss in lieu thereof) shall otherwise be in proper form for the transfer or such KAVL Book Entry Shares shall be properly transferred, and (ii) the Person requesting such exchange shall pay to Pubco any transfer Taxes or other Taxes required by reason of the payment of such consideration to a Person other than the registered holder of the KAVL Certificate (or the shares specified in an affidavit of loss in lieu thereof) and/or KAVL Book Entry Shares so surrendered, or such Person shall establish to the reasonable satisfaction of Delta that such Tax has been paid or is not applicable.

(v)      From and after the Effective Time, until surrendered as contemplated by this Section 1.6(g), each KAVL Certificate and/or KAVL Book Entry Share shall be deemed to represent only the right to receive upon such surrender, in each case together with a duly executed and properly completed Letter of Transmittal, evidence of shares in book-entry form representing the Pubco Ordinary Shares that the holder of such KAVL Certificate and/or KAVL Book Entry Share is entitled to receive pursuant to this Article I. No interest will be paid or will accrue on any Merger Consideration. The issuance of the Merger Consideration in accordance with the terms of this Agreement shall be deemed issued in full satisfaction of all rights pertaining to such KAVL Stock (other than the right to receive dividends or other distributions, if any, in accordance with this Section 1.6(h).

(vi)     After the Effective Time, there shall be no further transfer on the records of KAVL of shares of KAVL Stock which have been converted, pursuant to this Agreement, into the right to receive the Merger Consideration set forth herein, and if any KAVL Certificates (or affidavits of loss in lieu thereof) and/or KAVL Book Entry Shares, together with a duly executed and properly completed Letter of Transmittal, are presented to the Exchange Agent, Pubco or the Surviving Corporation for transfer, they shall be cancelled and exchanged, without interest, for the Merger Consideration.

(vii)    None of Delta, KAVL, Pubco, or Merger Sub shall be liable to any Person in respect of any Pubco Ordinary Shares (or dividends or distributions with respect thereto) for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(viii)   If any KAVL Certificate shall have been lost, stolen or destroyed, upon such Person’s (i) making of an affidavit of that fact claiming such certificate to be lost, stolen or destroyed, (ii) delivery to Pubco of a bond of indemnity in an amount and upon terms reasonably satisfactory to Delta, and (iii) execution and delivery of a Letter of Transmittal, Pubco will pay, in exchange for such lost, stolen or destroyed certificate, the amount and type of consideration to be paid in respect of each share of KAVL Stock represented by such Certificate in accordance with the terms of this Agreement.

(i)          Transfers of Ownership. If any certificate representing securities of KAVL is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate

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instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to KAVL or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of KAVL in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Pubco or any agent designated by it that such tax has been paid or is not payable.

(j)          No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Surviving Corporation, Pubco or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(k)         Surrender of KAVL Certificates. Securities issued upon the surrender of KAVL Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of KAVL Securities shall also apply to the Pubco Securities so issued in exchange.

1.7            Maxim Fees. Prior to the Closing, Delta shall issue to Maxim Partners LLC (“Maxim”) (or its designees), a number of Delta Shares that immediately after the Closing (giving effect to the Share Exchange hereunder) will be equal to the Maxim Fee Percentage multiplied by the number of Total Exchange Shares (the “Maxim Fee Shares”); provided, that, prior to the Closing, Maxim shall sign and deliver to the Parties a joinder in form and substance reasonably acceptable to Delta, KAVL and Maxim to become a party to this Agreement and participate in the Share Exchange, in substantially the same manner as a Seller hereunder with respect to the Delta Shares that it receives (although, for the avoidance of doubt, Maxim will not be a “Seller” for purposes of this Agreement). In addition, if any Delta Earnout Shares are issued to the Sellers pursuant to Section 2.4, Pubco shall issue to Maxim (or its designees) simultaneously with such issuance to the Sellers a number of Pubco Ordinary Shares equal to the Maxim Fee Percentage multiplied by the number of Earnout Shares (the “Maxim Earnout Shares”); provided, that the Maxim Earnout Shares shall be subject to the same provisions of Section 2.4(d) that apply to the Delta Earnout Shares in the event of a restatement of Pubco’s audited financial statements set forth in the 2025 Annual Report under the circumstances set forth in Section 2.4(d), and Maxim will comply with the equivalent obligations of the Sellers under Section 2.4(d) with respect to the Delta Earnout Shares. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, the Maxim Fee Shares and the Maxim Earnout shares shall the sole amounts issued to Maxim for the Delta Shares that it receives and Maxim will not receive any Delta Exchange Shares or Delta Earnout Shares as a Seller or other holder of Delta Shares or other Delta Securities hereunder.

1.8            Certain Adjustments. Without limiting the provisions of this Agreement, if, from the date hereof until the Effective Time, the outstanding shares of KAVL Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, or similar transaction, the Merger Consideration and any items on which the calculation of the Merger Consideration depends, as the case may be, shall be correspondingly adjusted as appropriate to provide the holders of KAVL Stock and KAVL Warrants the same economic effect as contemplated by this Agreement prior to such event.

1.9            Fractional Shares. Any fractional Pubco Ordinary Share that otherwise would be issuable pursuant to the Merger shall be rounded up or down to the nearest whole share of Pubco Ordinary Shares.

1.10          Tax Consequences. The Parties hereby agree and acknowledge that, for U.S. federal income Tax purposes, taken together, the Share Exchange and the Merger, are intended to qualify as exchanges described in Section 351 of the Code. The Merger may also qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, if it so qualifies, this Agreement shall constitute and is hereby adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a). The Parties hereby agree to file all Tax and other informational returns on a basis consistent with the Tax treatment described in this Section 1.9. Each of the Parties acknowledges and agrees that each (a) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (b) is responsible for paying its own Taxes, including any Taxes that may arise if the Share Exchange and the Merger, taken together, do not qualify as exchanges described in Section 351 of the Code.

1.11          Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of KAVL and Merger Sub, the officers and directors of KAVL and Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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Article II
SHARE EXCHANGE

2.1            Exchange of Delta Shares. At the Closing, upon the terms and subject to the conditions of this Agreement, immediately prior to the consummation of the Merger, the Sellers shall sell, transfer, convey, assign and deliver to Pubco, and Pubco shall purchase, acquire and accept from the Sellers, all of the Delta Shares held by the Sellers (collectively, the “Purchased Shares”), which comprise all of Delta Shares issued and outstanding as of the Closing Date, free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws). At or prior to the Closing, Delta shall terminate any issued and outstanding Delta Convertible Securities (if any), without any consideration, payment or Liability therefor.

2.2             Exchange Consideration. Subject to and upon the terms and conditions of this Agreement, in full payment for the Purchased Shares (subject to the contingent obligation to issue the Delta Earnout Shares in accordance with Section 2.4 below), at the Effective Time, Pubco shall issue and register in the name of the Sellers an aggregate number of Pubco Ordinary Shares equal to the number of Delta Exchange Shares. The Delta Exchange Shares shall be allocated amongst the Sellers pro rata based on the number of Purchased Shares owned by each Seller as of the Closing. As of the Closing, each Seller shall cease to have any other rights in and to Delta or the Surviving Corporation. In addition, the Sellers shall have the contingent right to receive the Delta Earnout Shares in accordance with Section 2.4 below.

2.3            Surrender of Delta Securities and Disbursement of Exchange Consideration.

(a)         At the Closing, Pubco shall cause the Delta Exchange Shares to be issued to the Sellers in exchange for their Delta Shares in accordance with each Seller’s portion of the Exchange Consideration.

(b)At the Closing, each Seller will transfer to, and register in the name of, Pubco its Delta Shares, including any certificates representing Delta Shares (“Delta Certificates”), along with applicable share power or transfer forms reasonably acceptable to Pubco. In the event that any Delta Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Delta Certificate to Pubco, the Seller may instead deliver to Pubco an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to Pubco (a “Lost Certificate Affidavit”), which at the reasonable discretion of Pubco may include a requirement that the owner of such lost, stolen or destroyed Delta Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Pubco or Delta with respect to Delta Shares represented by Delta Certificates alleged to have been lost, stolen or destroyed.

(c)         Notwithstanding anything to the contrary contained herein, no fraction of a Pubco Ordinary Share will be issued by Pubco by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Pubco Ordinary Share (after aggregating all fractional Pubco Ordinary Shares that would otherwise be received by such Person) shall instead have the number of Pubco Ordinary Shares issued to such Person rounded down in the aggregate to the nearest whole Pubco Ordinary Share.

2.4            Earnout.

(a)         Following the Closing, upon the terms and subject to the conditions set forth herein, the Sellers shall have the contingent right to receive as additional consideration for the Share Exchange an aggregate amount of additional Pubco Ordinary Shares equal to (i) the number of Earnout Shares, multiplied by (ii) a percentage equal to (A) 100% minus (B) the Maxim Fee Percentage (the “Delta Earnout Shares”).

(b)         The Sellers shall have the contingent right to receive the Delta Earnout Shares if:

(i)       the 2025 Revenue is equal to or exceeds Seven Hundred Million Dollars ($700,000,000); and

(ii)      either (A) the 2025 EBITDA is equal to or exceeds Twenty Million Dollars ($20,000,000) or (B) the 2025 Net Income is equal to or exceeds Ten Million Dollars ($10,000,000).

(c)         The Delta Earnout Shares shall be issued to the Sellers within ten (10) calendar days following the date on which Pubco files the 2025 Annual Report with the SEC. The Delta Earnout Shares shall be allocated amongst the Sellers pro rata based on the number of Purchased Shares owned by each Seller as of the Closing.

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(d)         If (i) Delta Earnout Shares are issued pursuant to this Section 2.4, (ii) within one (1) year of filing the 2025 Annual Report with the SEC, Pubco’s financial statements that are set forth therein are restated, (iii) prior to the time of such restatement Pubco has not changed its auditor that conducted the audit of Pubco’s audited financial statements set forth in the 2025 Annual Report, and (iv) in such restatement, either (x) 2025 Revenue (as restated, the “Restated 2025 Revenue”) is below $700,000,000 or (y) (A) 2025 EBITDA (as restated, the “Restated 2025 EBITDA”) is below $20,000,000 and (B) 2025 Net Income (as restated, the “Restated Net Income”) is equal to or exceeds $10,000,000, then a percentage equal to the greatest of the 2025 Revenue Shortfall Percentage, the 2025 EBITDA Shortfall Percentage and the 2025 Net Income Shortfall Percentage, in each case, of the number of Delta Earnout Shares shall be returned by the Sellers to Pubco and cancelled; provided, that in lieu of returning such Delta Earnout Shares the Sellers may, in their sole discretion, either (A) return other Pubco Ordinary Shares to Pubco and/or (B) pay an amount in cash to Pubco equal to the number of Delta Earnout Shares so required to be returned, multiplied by the VWAP of Pubco Ordinary Shares for the twenty (20) Trading Days ending immediately prior the date of such payment. For the avoidance of doubt, the foregoing provisions of this Section 2.4(d) (I) shall not apply if Pubco changes it auditor after the filing of the 2025 Annual Report and prior to such restatement, and (II) will not impose any restrictions on transfer or disposition of the Delta Earnout Shares by the Sellers after the issuance of such Delta Earnout Shares pursuant to this Section 2.4.

2.5            Seller Consent. Each Seller, as a shareholder or other security holder of Delta, hereby approves, authorizes and consents to Delta’s execution and delivery of this Agreement and the Ancillary Documents to which it is or is required to be a party or otherwise bound, the performance by Delta of its obligations hereunder and thereunder and the consummation by Delta of the transactions contemplated hereby and thereby. Each Seller acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the Sellers as may be required (and shall, if applicable, operate as a written shareholder resolution of Delta) pursuant to Delta’s Organizational Documents, any other agreement in respect of Delta to which any Seller is a party or bound and all applicable Laws.

2.6            Termination of Certain Agreements. Without limiting the provisions of Section 11.1, Delta and the Sellers hereby agree that, effective at the Closing, (a) any shareholders’, voting or similar agreement among Delta and any of the Sellers or among the Sellers with respect to Delta’s share capital, and (b) any registration rights agreement between Delta and its shareholders, in each case of clauses (a) and (b), shall automatically, and without any further action by any of the Parties, terminate in full and become null and void and of no further force and effect. Further, each Seller and Delta hereby waive any obligations of the parties under Delta’s Organizational Documents or any agreement described in clause (a) above with respect to the transactions contemplated by this Agreement and the Ancillary Documents, and any failure of the Parties to comply with the terms thereof in connection with the Transactions.

Article III
CLOSING

3.1            Closing. Subject to the satisfaction or waiver of the conditions set forth in Article IX, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole LLP (“EGS”), 1345 Avenue of the Americas, New York, New York 10105, remotely via the electronic exchange of signatures, on the second (2nd) Business Day after all of the Closing conditions set forth in this Agreement have been satisfied or waived, at 10:00 a.m. local time, or at such other date, time or place as KAVL and Delta may agree (the date and time at which the Closing is actually held being the “Closing Date”). Closing signatures may be transmitted by e-mailed PDF files or by facsimile.

Article IV
REPRESENTATIONS AND WARRANTIES OF KAVL

Except as set forth in (i) the disclosure schedules delivered by KAVL to Delta, Pubco and the Sellers on the date hereof (the “KAVL Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR at least one (1) Business Day prior to the date of this Agreement (the “Qualifying SEC Reports”), KAVL represents and warrants to Delta and Pubco, as of the date hereof and as of the Closing, as follows:

4.1            Organization and Standing. KAVL is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each other KAVL Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization. Each KAVL Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business

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as now being conducted. Each KAVL Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 lists all jurisdictions in which any KAVL Company is qualified to conduct business and all names other than its legal name under which any KAVL Company does business. KAVL has heretofore made available to Delta accurate and complete copies of its Organizational Documents, each as currently in effect. KAVL is not in violation of any provision of its Organizational Documents.

4.2              Authorization; Binding Agreement. KAVL has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required KAVL Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of KAVL and (b) other than the Required KAVL Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of KAVL are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which KAVL is a party shall be when delivered, duly and validly executed and delivered by KAVL and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of KAVL, enforceable against KAVL in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). KAVL’s board of directors, by resolutions duly adopted unanimously at a meeting duly called and held or by unanimous written consent in lieu of a meeting (i) determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, KAVL and its stockholders, (ii) approved this Agreement and the Transactions in accordance with KAVL’s Organizational Documents and the DGCL, (iii) directed that this Agreement and the Transactions be submitted to KAVL’s stockholders for adoption, and (iv) resolved to recommend that KAVL’s stockholders adopt this Agreement and the Transactions. The Voting Agreements executed and delivered by the holders of KAVL Securities and KAVL to Delta and Pubco upon or as promptly as practicable (but in any event on or before October 31, 2024 (the “Voting Agreement Delivery Date”)) after the execution and delivery of this Agreement include holders of KAVL Securities obligated thereunder representing at least the Required KAVL Stockholder Approval, and such Voting Agreements are and will be in full force and effect upon their execution and delivery through the receipt of the Required KAVL Stockholder Approval.

4.3              Governmental Approvals. Except as otherwise described in Schedule 4.3, no Consent of or with any Governmental Authority on the part of a KAVL Company is required to be obtained or made in connection with the execution, delivery or performance by KAVL of this Agreement and each Ancillary Document to which it is a party or the consummation by KAVL of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as are contemplated by this Agreement, (c) any filings required with the Nasdaq (or any other applicable Stock Exchange) or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications would not reasonably be expected to have a Material Adverse Effect on KAVL.

4.4              Non-Contravention. Except as otherwise described in Schedule 4.4, the execution and delivery by KAVL of this Agreement and each Ancillary Document to which it is a party, the consummation by KAVL of the transactions contemplated hereby and thereby, and the compliance by KAVL with any of the provisions hereof and thereof, shall not (a) conflict with or violate any provision of any KAVL Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any KAVL Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by a KAVL Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under,

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(vii) result in the creation of any Lien upon any of the properties or assets of a KAVL Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person under or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any KAVL Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on KAVL.

4.5              Capitalization.

(a)         KAVL is authorized to issue 1,000,000,000 shares of KAVL Common Stock and 5,000,000 shares of KAVL Preferred Stock, of which 900,000 shares of KAVL Preferred Stock are designated as KAVL Series B Preferred Stock. The issued and outstanding KAVL Securities as of the date of this Agreement are set forth on Schedule 4.5(a). All outstanding shares of KAVL Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, KAVL’s Organizational Documents or any Contract to which KAVL is a party. None of the outstanding KAVL Securities have been issued in violation of any applicable securities Laws. The rights, privileges and preferences of the KAVL Series B Preferred Stock are as stated in KAVL’s certificate of incorporation, as amended, and the KAVL Series B CoD and as provided by the DGCL.

(b)         Except as set forth in Schedule 4.5(a) or Schedule 4.5(b), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of KAVL or (B) obligating KAVL to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such securities, or (C) obligating KAVL to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to KAVL. There are no outstanding obligations of KAVL to repurchase, redeem or otherwise acquire any shares of KAVL or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 4.5(b), there are no shareholders’ agreements, voting trusts or other agreements or understandings to which KAVL is a party with respect to the voting of any shares of KAVL.

(c)         Each KAVL Stock Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a KAVL Stock Option was duly authorized no later than the date on which the grant of such KAVL Stock Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the KAVL Incentive Plan and all other applicable Laws; (iii) the per share exercise price of each KAVL Stock Option was equal or greater than the fair market value of a share of KAVL Common Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of KAVL.

(d)         All Indebtedness of KAVL as of the date of this Agreement is disclosed on Schedule 4.5(d). Except as set forth on Schedule 4.5(d), no Indebtedness of KAVL contains any restriction upon: (i) the prepayment of any such Indebtedness, (ii) the incurrence of Indebtedness by KAVL, (iii) the ability of KAVL to grant any Lien on its properties or assets, or (iv) the consummation of the Transactions.

(e)         Except as set forth on Schedule 4.5(e), since November 1, 2023, and except as contemplated by this Agreement, KAVL has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and KAVL’s board of directors has not authorized any of the foregoing.

4.6            Subsidiaries. Schedule 4.6 sets forth the name of each Subsidiary of KAVL, and with respect to each Subsidiary, (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners

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thereof. All of the outstanding equity securities of each Subsidiary of KAVL are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the KAVL Companies, free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which KAVL or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of KAVL other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of KAVL is a party or which are binding upon any Subsidiary of KAVL providing for the issuance or redemption of any equity interests of any Subsidiary of KAVL. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of KAVL. No Subsidiary of KAVL has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another KAVL Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.6, KAVL does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. Except as set forth on Schedule 4.6, no KAVL Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a KAVL Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.7            SEC Filings and KAVL Financials.

(a)         KAVL, since November 1, 2021, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by KAVL with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, KAVL has delivered to Delta copies in the form filed with the SEC of all of the following: (i) KAVL’s annual reports on Form 10-K for each fiscal year of KAVL beginning with the first year KAVL was required to file such a form, (ii) KAVL’s quarterly reports on Form 10-Q for each fiscal quarter that KAVL filed such reports to disclose its quarterly financial results in each of the fiscal years of KAVL referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by KAVL with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are referred to herein collectively as the “SEC Reports”), and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the KAVL Common Stock is listed on Nasdaq, (B) KAVL has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such KAVL Securities, (C) there are no Actions pending or, to the Knowledge of KAVL, threatened, against KAVL by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such KAVL Securities on Nasdaq and (D) such KAVL Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(b)         The financial statements and notes of the KAVL Companies contained or incorporated by reference in the SEC Reports (the “KAVL Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the KAVL Companies at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable)).

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(c)         All financial projections with respect to the KAVL Companies that were delivered by or on behalf of KAVL to Delta or Pubco or their respective Representatives were prepared in good faith using assumptions that KAVL believes to be reasonable.

(d)         All accounts, notes and other receivables, whether or not accrued, and whether or not billed (the “Accounts Receivable”), of the KAVL Companies arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a KAVL Company arising from its business. None of the Accounts Receivable of the KAVL Companies are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the KAVL Financials. All of the Accounts Receivable of the KAVL Companies are, to the Knowledge of KAVL, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the KAVL Companies (net of reserves) within ninety (90) days.

(e)         Except (i) as and to the extent reflected or reserved against in the KAVL Financials, (ii) for Liabilities incurred in the ordinary course of business since April 30, 2024, or (iii) as disclosed on Schedule 4.7(d), no KAVL Company has incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the KAVL Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since KAVL’s last annual report on Form 10-K.

(f)          Except as set forth in the Qualifying SEC Reports, the KAVL Companies are in compliance in all material respects with the applicable provisions of SOX.

(g)         KAVL has made available to Delta true and complete copies of all written comment letters from the staff of the SEC relating to the SEC Reports and all written responses of KAVL thereto through the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any SEC Reports and, to the Knowledge of KAVL, none of the SEC Reports is the subject of ongoing SEC review. As of the date of this Agreement, to the Knowledge of KAVL, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened regarding KAVL, including any accounting practices of the KAVL Companies.

(h)         Except as set forth in the Qualifying SEC Reports, the KAVL Companies have established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The KAVL Companies’ disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by KAVL in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to KAVL’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. KAVL’s management has completed an assessment of the effectiveness of KAVL’s disclosure controls and procedures and, to the extent required by applicable law, presented in any applicable SEC Report that is a periodic report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Except as otherwise disclosed in the Qualifying SEC Reports, based on KAVL’s management’s most recently completed evaluation of the KAVL Companies’ internal control over financial reporting prior to the date of this Agreement, (i) the KAVL Companies had no significant deficiencies or material weaknesses in the design or operation of their internal control over financial reporting that would reasonably be expected to adversely affect KAVL’s ability to record, process, summarize and report financial information and (ii) KAVL does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the KAVL Companies’ internal control over financial reporting.

4.8            Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 4.8, the KAVL Companies have (a) conducted their business only in the ordinary course of business consistent with past practice, (b) not been, taken as whole, subject to a Material Adverse Effect and (c) have not taken any action or committed or agreed to take any action that would be prohibited by Section 8.2(c) (without giving effect to Schedule 8.2(c)) if such action were taken on or after the date hereof without the consent of Delta.

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4.9            Compliance with Laws. Except as set forth on Schedule 4.9, no KAVL Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any KAVL Company received, since January 1, 2019, any written, or, to the Knowledge of KAVL, notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10          Permits. Each KAVL Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any KAVL Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “KAVL Permits”), including those administered by the FDA or by any foreign, foreign, federal, state or local Governmental Authority performing functions similar to those performed by the FDA. KAVL has made available to Delta true, correct and complete copies of all material KAVL Permits, all of which material KAVL Permits are listed on Schedule 4.9. All of the KAVL Permits are in full force and effect, and no suspension or cancellation of any of KAVL Permits is pending or, to KAVL’s Knowledge, threatened. No KAVL Company is in violation in any material respect of the terms of any KAVL Permit, and no KAVL Company has received any written or, to the Knowledge of KAVL, oral notice of any Actions relating to the revocation or modification of any KAVL Permit.

4.11          Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to KAVL’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to KAVL’s Knowledge, threatened since January 1, 2019); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since January 1, 2019, in either case of (a) or (b) by or against any KAVL Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a KAVL Company must be related to the KAVL Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adverse to the KAVL Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon KAVL. Since January 1, 2019, none of the current or former officers, senior management or directors of any KAVL Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12          Material Contracts.

(a)         Schedule 4.12(a) sets forth a true, correct and complete list of, and KAVL has made available to Delta (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any KAVL Company is a party or by which any KAVL Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “KAVL Material Contract”) that:

(i)       contains covenants that limit the ability of any KAVL Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)      involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)     involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)     evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any KAVL Company having an outstanding principal amount in excess of $250,000;

(v)      involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any KAVL Company or another Person;

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(vi)     relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any KAVL Company, its business or material assets;

(vii)    by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the KAVL Companies under such Contract or Contracts of at least $250,000 per year or $500,000 in the aggregate (other than each employment, management, service or consulting agreement);

(viii)   is with any KAVL Top Customer or KAVL Top Vendor;

(ix)     obligates the KAVL Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000;

(x)      is between any KAVL Company and any directors, officers or employees of a KAVL Company (other than at-will employment arrangements and restrictive covenants agreements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any KAVL Related Person;

(xi)     obligates the KAVL Companies to make any capital commitment or expenditure in excess of $250,000 (including pursuant to any joint venture);

(xii)    relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any KAVL Company has outstanding obligations (other than customary confidentiality obligations);

(xiii)   provides another Person (other than another KAVL Company or any manager, director or officer of any KAVL Company) with a power of attorney;

(xiv)   that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by KAVL as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if KAVL was the registrant; or

(xv)    is otherwise material to any KAVL Company and not described in clauses (i) through (xiv) above.

(b)         Except as disclosed in Schedule 4.12(b), with respect to each KAVL Material Contract: (i) such KAVL Material Contract is valid and binding and enforceable in all respects against the KAVL Company party thereto and, to the Knowledge of KAVL, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the Transactions contemplated by this Agreement will not affect the validity or enforceability of any KAVL Material Contract; (iii) no KAVL Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any KAVL Company, or permit termination or acceleration by the other party thereto, under such KAVL Material Contract; (iv) to the Knowledge of KAVL, no other party to such KAVL Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any KAVL Company, under such KAVL Material Contract; (v) no KAVL Company has received written or, to the Knowledge of KAVL, oral notice of an intention by any party to any such KAVL Material Contract to terminate such KAVL Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any KAVL Company in any material respect; and (vi) no KAVL Company has waived any rights under any such KAVL Material Contract.

4.13          Intellectual Property.

(a)         Schedule 4.13(a)(i) sets forth: (i) all Patents and Patent applications, Trademarks and service mark registrations and applications, copyright registrations and applications and registered Internet Assets and applications owned or licensed by a KAVL Company or otherwise used or held for use by a KAVL Company in which a KAVL Company is the owner, applicant or assignee (“KAVL Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned

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or purported to be owned by a KAVL Company. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“KAVL IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $100,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “KAVL IP Licenses” as that term is used herein), under which a KAVL Company is a licensee or otherwise is authorized to use or practice any Intellectual Property. Each KAVL Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such KAVL Company, and previously used or licensed by such KAVL Company, except for the Intellectual Property that is the subject of KAVL IP Licenses. Except as set forth on Schedule 4.13(a)(iii), all KAVL Registered IP is owned exclusively by the applicable KAVL Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such KAVL Registered IP.

(b)         Each KAVL Company has a valid and enforceable license to use all Intellectual Property that is the subject of KAVL IP Licenses applicable to such KAVL Company. Each KAVL Company has performed all material obligations imposed on it in KAVL IP Licenses, has made all payments required to date, and such KAVL Company is not, nor, to the Knowledge of KAVL, is any other party thereto, in material breach or material default thereunder, nor, to the Knowledge of KAVL, has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the KAVL Companies of the Intellectual Property that is the subject of KAVL IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any KAVL Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any KAVL Company are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind.

(c)         No Action is pending or, to KAVL’s Knowledge, threatened against a KAVL Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned, licensed, used or held for use by the KAVL Companies. No KAVL Company has received any written notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any KAVL Company, nor to the Knowledge of KAVL is there a reasonable basis therefor. There are no Orders to which any KAVL Company is a party or its otherwise bound that (i) restrict the rights of a KAVL Company to use, transfer, license or enforce any Intellectual Property owned by a KAVL Company, (ii) restrict the conduct of the business of a KAVL Company in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a KAVL Company. No KAVL Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a KAVL Company or, to the Knowledge of KAVL, otherwise in connection with the conduct of the respective businesses of the KAVL Companies. To KAVL’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any KAVL Company (“KAVL IP”) in any material respect.

(d)         No current or former officers, employees or independent contractors of a KAVL Company have claimed any ownership interest in any Intellectual Property owned by a KAVL Company. To the Knowledge of KAVL, there has been no violation of a KAVL Company’s policies or practices related to protection of KAVL IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a KAVL Company. To KAVL’s Knowledge, none of the employees of any KAVL Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the KAVL Companies, or that would materially conflict with the business of any KAVL Company as presently conducted or contemplated to be conducted. Each KAVL Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material KAVL IP to the extent such KAVL IP derives value from the secrecy and/or confidentiality thereof.

(e)         To the Knowledge of KAVL, no Person has obtained unauthorized access to confidential third party information and data in the possession of a KAVL Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data. Each KAVL Company has complied with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal

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information and its own privacy policies and guidelines. The operation of the business of the KAVL Companies has not and does not violate any right to privacy or publicity of any third party, or constitute unfair competition or trade practices under applicable Law.

(f)          The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a KAVL Company, or (ii) any KAVL IP License. Following the Closing, KAVL shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the KAVL Companies’ rights under such Contracts or KAVL IP Licenses to the same extent that the KAVL Companies would have been able to exercise had the Transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the KAVL Companies would otherwise be required to pay in the absence of such transactions.

4.14          Taxes and Returns. Except as set forth on Schedule 4.14:

(a)         Each KAVL Company has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions). All such Tax Returns are true, accurate, correct and complete in all material respects. All material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in KAVL Financials have been established, have been timely paid, collected or withheld. Each KAVL Company has complied in all material respects with all applicable Laws relating to Tax.

(b)         There is no current pending or, to the Knowledge of KAVL, threatened Action against a KAVL Company by a Governmental Authority in a jurisdiction where a KAVL Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)         No KAVL Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of KAVL, orally by any Tax authority that any such audit is contemplated or pending. To the Knowledge of KAVL, there are no material claims, assessments, audits, examinations, investigations or other Actions pending against a KAVL Company in respect of any Tax, and no KAVL Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in KAVL Financials have been established).

(d)         There are no Liens with respect to any Taxes upon any KAVL Company’s assets, other than Permitted Liens.

(e)         No KAVL Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a KAVL Company for any extension of time within which to file any material Tax Return or within which to pay any material Taxes shown to be due on any Tax Return (other than an extension resulting from having received an automatic extension of time to file the applicable Tax Return not requiring the approval of any Governmental Authority).

(f)          No KAVL Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(g)         No KAVL Company has participated in any listed transaction within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(h)         No KAVL Company has any Liability for the Taxes of another Person (other than another KAVL Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No KAVL Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such KAVL Company with respect to any period following the Closing Date.

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(i)          No KAVL Company has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(j)          No KAVL Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which KAVL is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which KAVL is or was the common parent corporation.

(k)         No shareholder of KAVL is subject to a binding commitment or has otherwise agreed to sell, exchange, transfer by gift or otherwise dispose of any of the shares of Pubco received by it pursuant to this Agreement, or take any other action that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as a transaction described in Section 351 of the Code.

(l)          No KAVL Company, nor any of the respective Affiliates of any such Persons, have taken or have agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

4.15          Real Property.

(a)         Schedule 4.15(a) contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a KAVL Company for the operation of the business of a KAVL Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “KAVL Real Property Leases”), as well as the current annual rent and term under each KAVL Real Property Lease. KAVL has provided to Delta a true and complete copy of each of the KAVL Real Property Leases, and in the case of any oral KAVL Real Property Lease, a written summary of the material terms of such KAVL Real Property Lease. The KAVL Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of KAVL, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a KAVL Company or any other party under any of the KAVL Real Property Leases, and no KAVL Company has received notice of any such condition.

(b)         Schedule 4.15(b) contains a complete and accurate list of all property owned by a KAVL Company (“KAVL Owned Real Property”), including the name of the record owner of each KAVL Owned Real Property. No KAVL Company is a lessor, sublessor or grantor under any lease, sublease, consent, license or other instrument granting to another Person any right to the possession, use, occupancy or enjoyment of the KAVL Owned Real Property.

(c)          All certificates of occupancy, permits, licenses, franchises, approvals and authorizations (collectively, the “KAVL Real Property Permits”) of all Governmental Authorities, boards of fire underwriters, associations or any other Person having jurisdiction over the KAVL Owned Real Property that are required or appropriate to use or occupy the KAVL Owned Real Property or to operate the KAVL Companies’ business as currently conducted thereon, have been issued and are in full force and effect. No KAVL Company has received any written (or, to the Knowledge of KAVL, oral) notice from any Governmental Authorities or other Person having jurisdiction over the KAVL Owned Real Property threatening a suspension, revocation, modification or cancellation of any material KAVL Real Property Permit. No KAVL Company has received any written notice from any Governmental Authorities of any uncured violations of any federal, state, county or municipal law, ordinance, order, regulation or requirement affecting the KAVL Companies, the KAVL Leased Real Property or the KAVL Owned Real Property or the ability of the KAVL Companies to consummate the Transactions. The KAVL Companies have not received any written notice that any insurance policy held by or on behalf of the KAVL Companies relating to or affecting the KAVL Owned Real Property or the KAVL Real Property Leases is not in full force and effect and no KAVL Company has received any written notice of default that remains uncured or notice terminating or threatening to terminate any such insurance policy.

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4.16          Personal Property. Except as set forth in Schedule 4.16, material items of equipment and other tangible assets owned by or leased to a KAVL Company are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the KAVL Companies. The operation of each KAVL Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a KAVL Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a KAVL Company. Each item of Personal Property which is currently owned, used or leased by a KAVL Company with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto.

4.17          Title to and Sufficiency of Assets. Each KAVL Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the KAVL Interim Balance Sheet and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the KAVL Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the KAVL Companies as now conducted and presently proposed to be conducted or that are used or held by the KAVL Companies for use in the operation of the businesses of the KAVL Companies, and, taken together, are adequate and sufficient for the operation of the businesses of the KAVL Companies as currently conducted and as presently proposed to be conducted.

4.18          Employee Matters.

(a)         Except as set forth in Schedule 4.18(a), no KAVL Company is a party to any collective bargaining agreement or other Contract covering any labor organization or other labor agreements and KAVL has no Knowledge of any activities or proceedings of any labor union to organize or represent such employees. There has not occurred or, to the Knowledge of KAVL, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such KAVL Company employees. Schedule 4.18(a) sets forth all unresolved labor Actions (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of KAVL, threatened, between any KAVL Company and Persons employed by or providing services as independent contractors to a KAVL Company. No current officer or employee of a KAVL Company has provided any KAVL Company written or, to the Knowledge of KAVL, oral, notice of his or her current plan to terminate his or her employment with any KAVL Company.

(b)         Except as set forth in Schedule 4.18(b), each KAVL Company (i) is and has been in compliance for the past six (6) years in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of KAVL, oral notice that there is any pending Action involving unfair labor practices against a KAVL Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of KAVL, threatened against a KAVL Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)         Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the KAVL Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the KAVL Companies)), and (ii) any bonus, commission or other remuneration other than salary paid during the calendar year ending December 31, 2023, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each

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employee during or for the calendar year ending December 31, 2024. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a KAVL Company and each is employed “at will”, and (B) the KAVL Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no KAVL Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to KAVL’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each KAVL Company employee has entered into KAVL’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a KAVL Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to Delta by KAVL.

(d)          Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any KAVL Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a KAVL Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a KAVL Company, a copy of which has been provided to Delta by KAVL. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a KAVL Company are bona fide independent contractors and not employees of a KAVL Company. Except as set forth on Schedule 4.18(d), each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any KAVL Company to pay severance or a termination fee.

4.19          Benefit Plans.

(a)         Set forth on Schedule 4.19(a) is a true and complete list of each Benefit Plan that is maintained, contributed to, required to be contributed to, or sponsored by any KAVL Company for the benefit of any current or former employee, officer, director or consultant, or under which any KAVL Company has any material liability (each, a “KAVL Benefit Plan”).

(b)         With respect to each KAVL Benefit Plan, KAVL has made available to Delta accurate and complete copies, if applicable, of: (i) the current plan documents and currently effective related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of the material terms of any KAVL Benefit Plans which are not in writing; (ii) the most recent actuarial valuation; (iii) the most recent summary plan description; (iv) a copy of the most recently filed Form 5500 annual report and accompanying schedules, (v) copy of the most recently received IRS determination, opinion or advisory letter; (vi) the three (3) most recent nondiscrimination testing reports and (vii) all material non-routine communications with any Governmental Authority within the past three (3) years concerning any matter that is still pending or for which a KAVL Company has any outstanding Liability or obligation.

(c)         With respect to each KAVL Benefit Plan: (i) such KAVL Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) to the Knowledge of KAVL no breach of fiduciary duty has occurred; (iii) no Action is pending, or to KAVL’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a KAVL Benefit have in all material respects been timely made.

(d)         No KAVL Company has any commitment to modify, change or terminate any KAVL Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(e)         None of the KAVL Benefit Plans is or has at any time during the past six (6) years been, nor does any KAVL Company or any ERISA Affiliate (as hereinafter defined) have or reasonably expect to have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, (iv) a multiple employer welfare arrangement under ERISA, or (v) a voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

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(f)          Except as set forth on Schedule 4.19(f), no KAVL Company is, and will not be, obligated, whether under any KAVL Benefit Plan or otherwise, to pay separation, severance, termination or similar benefits to any Person as a result of any Transaction, nor will any Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any Person. Except as set forth on Schedule 4.19(f), the Transactions shall not be the direct or indirect cause of any amount paid or payable by a KAVL Company being classified as an “excess parachute payment” under Section 280G of the Code and no arrangement exists pursuant to which any KAVL Company will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax under Section 4999 on a payment to such Person.

(g)         None of the KAVL Benefit Plans provides medical or other welfare benefits to any current or former employee, officer, director or consultant of any KAVL Company after termination of employment or service except: (i) as may be required under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder; (ii) benefits through the end of the month of termination of employment; (iii) death or disability benefits attributable to deaths or disabilities occurring at or prior to termination of employment; and (iv) post-termination benefits from an insurer during any period to convert a group KAVL Benefit Plan to an individual plan. Each KAVL Benefit Plan is and has been in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.

(h)         Each KAVL Benefit Plan that is intended to be qualified under Section 401(a) of the Code has (i) timely received a favorable determination letter from the IRS that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income Tax under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion or advisory letter from the IRS, and, to the Knowledge of KAVL, no fact or event has occurred since the date of such determination, opinion, or advisory letter or letters from the IRS that would adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(i)           There has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any KAVL Benefit Plan that could reasonably be expected to result in material liability to any KAVL Company.

(j)          Each KAVL Company has complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each KAVL Benefit Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(k)         Each KAVL Company and each KAVL Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been for the past six (6) years in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010, and no event has occurred, and no condition or circumstance exists, that would subject a KAVL Company or any Health Plan to any material liability for penalties or excise Taxes under Sections 4980D or 4980H of the Code.

(l)          Each KAVL Benefit Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance since January 1, 2005 with the operational and, since January 1, 2009, the documentary requirements of Section 409A of the Code and the Treasury Regulations thereunder. All stock options or other equity-based awards have been issued or granted by a KAVL Company are in compliance with, or exempt from, Section 409A of the Code. There is no Contract or plan to which any KAVL Company is a party or by which it is bound to gross up any employee, consultant, director, or other Person for penalty taxes paid pursuant to Section 409A of the Code.

4.20          Environmental Matters. Except as set forth in Schedule 4.20:

(a)         Each KAVL Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to KAVL’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to KAVL’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

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(b)         No KAVL Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No KAVL Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)         No Action has been made or is pending, or to KAVL’s Knowledge, threatened, against any KAVL Company or any assets of a KAVL Company alleging either or both that a KAVL Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)         No KAVL Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any KAVL Company or any property currently or formerly owned, operated, or leased by any KAVL Company or any property to which a KAVL Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a KAVL Company incurring any material Environmental Liabilities.

(e)         There is no investigation of the business, operations, or currently owned, operated, or leased property of a KAVL Company or, to KAVL’s Knowledge, previously owned, operated, or leased property of a KAVL Company pending or, to KAVL’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f)          To the Knowledge of KAVL, there is not located at any of the properties of a KAVL Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g)         KAVL has provided to Delta all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any KAVL Company.

4.21          Transactions with KAVL Related Persons. Except as set forth on Schedule 4.21, no KAVL Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a KAVL Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “KAVL Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a KAVL Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the KAVL Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the KAVL Company in the ordinary course of business consistent with past practice) any KAVL Related Person or any Person in which any KAVL Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any KAVL Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no KAVL Company has outstanding any Contract or other arrangement or commitment with any KAVL Related Person, and no KAVL Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any KAVL Company. The assets of the KAVL Companies do not include any receivable or other obligation from a KAVL Related Person, and the liabilities of the KAVL Companies do not include any payable or other obligation or commitment to any KAVL Related Person. Schedule 4.21 specifically identifies all Contracts, arrangements or commitments set forth on such Schedule 4.21 that cannot be terminated upon sixty (60) days’ notice by the KAVL Companies without cost or penalty.

4.22          Investment Company Act. No KAVL Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

4.23          Finders and Brokers. Except as set forth on Schedule 4.23, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from a KAVL Company, Pubco, a Delta Company, or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of a KAVL Company.

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4.24          Certain Business Practices.

(a)         No KAVL Company, nor any of their respective Representatives acting on their behalf, have (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since January 1, 2019, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder a KAVL Company or assist it in connection with any actual or proposed transaction.

(b)         The operations of the KAVL Companies are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a KAVL Company with respect to any of the foregoing is pending or, to the Knowledge of KAVL, threatened.

(c)         None of the KAVL Companies, nor any of their respective directors or officers, or, to the Knowledge of KAVL, any other Representative acting on behalf of a KAVL Company, is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and no KAVL Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

4.25          Business Insurance.

(a)         Schedule 4.25(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a KAVL Company relating to a KAVL Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to Delta. All premiums due and payable under all such insurance policies have been timely paid and the KAVL Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No KAVL Company has any self-insurance or co-insurance programs. Since January 1, 2019, no KAVL Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)         Schedule 4.25(b) identifies each individual insurance claim in excess of $50,000 made by a KAVL Company since January 1, 2019. Each KAVL Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the KAVL Companies. To the Knowledge of KAVL, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No KAVL Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.26          Top Customers and Suppliers. Schedule 4.26 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on October 31, 2023 and (b) the period from November 1, 2023 through the KAVL Interim Balance Sheet Date, the ten (10) largest customers of the KAVL Companies (the “KAVL Top Customers”) and the ten (10) largest suppliers of goods or services to the KAVL Companies (the “KAVL Top Vendors”), along with the amounts of such dollar volumes. The relationships of each KAVL Company with such suppliers and customers are good commercial working relationships and (i) no KAVL Top Vendor or KAVL Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to KAVL’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a KAVL Company, (ii) no KAVL Top Vendor or KAVL Top Customer has during the last twelve (12) months decreased materially or, to KAVL’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a KAVL Company or intends to stop, decrease or limit materially its products or services to any KAVL Company or its usage or purchase of the products or services of any KAVL Company, (iii) to KAVL’s Knowledge, no KAVL Top Vendor or

Annex A-21

KAVL Top Customer intends to refuse to pay any amount due to any KAVL Company or seek to exercise any remedy against any KAVL Company, (iv) except as set forth on Schedule 4.26, no KAVL Company has within the past two (2) years been engaged in any material dispute with any KAVL Top Vendor or KAVL Top Customer, and (v) to KAVL’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any KAVL Company with any KAVL Top Vendor or KAVL Top Customer.

4.27           FDA. As to each product subject to the jurisdiction of the FDA under the FDCA that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by a KAVL Company (each such product, a “Product”), such Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by the KAVL Companies in compliance in all material respects with all applicable requirements under FDCA and similar Laws relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports. Except as set forth on Schedule 4.27, there is no pending, completed or, to KAVL’s Knowledge, threatened, Action against a KAVL Company or any of their respective Affiliates, and no KAVL Company, nor any of their respective Affiliates have received any notice, warning letter or other communication from the FDA or any other Governmental Authority, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Product, (iii) enters or proposes to enter into a consent decree of permanent injunction with any KAVL Company, or (iv) otherwise alleges any material violation of any Laws by a KAVL Company. The properties, business and operations of the KAVL Companies have been for the prior five (5) year period and are currently being conducted in all material respects in accordance with all applicable Laws of the FDA. Except as set forth on Schedule 4.27, no KAVL Company nor any of their respective Affiliates have been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by a KAVL Company, nor has the FDA expressed any concern as to approving or clearing for marketing any product being developed or marketed or proposed to be developed or marketed by a KAVL Company.

4.28            Information Supplied. None of the information supplied or to be supplied by KAVL expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to KAVL’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by KAVL expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, KAVL does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of the Delta Companies, the Sellers, Pubco, Merger Sub or any of their respective Affiliates.

4.29          Independent Investigation. KAVL has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Delta Companies, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Delta Companies, Pubco and Merger Sub for such purpose. KAVL acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Delta, the Sellers, Pubco and Merger Sub set forth in this Agreement (including the related portions of Delta Disclosure Schedules) and in any certificate delivered to KAVL pursuant hereto, and the information provided by or on behalf of Delta, the Sellers, Pubco or Merger Sub for the Registration Statement; and (b) none of Delta, the Sellers, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to the KAVL Companies, the Sellers, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of Delta Disclosure Schedules) or in any certificate delivered to KAVL pursuant hereto.

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Article V
REPRESENTATIONS AND WARRANTIES OF PUBCO

Pubco represents and warrants to KAVL and Delta, as of the date hereof and as of the Closing, as follows:

5.1            Organization and Standing. Pubco is duly incorporated as an exempted company, validly existing and in good standing under the laws of the Cayman Islands. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Pubco and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco has heretofore made available to KAVL accurate and complete copies of the Organizational Documents of Pubco and Merger Sub, each as currently in effect. Neither Pubco nor Merger Sub is in violation of any provision of its Organizational Documents.

5.2            Authorization; Binding Agreement. Subject to the Amended Pubco Charter becoming effective, each of Pubco and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors and shareholders of Pubco and Merger Sub and no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement, on the part of Pubco or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

5.3              Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Pubco or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq (or any other applicable Stock Exchange) or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco.

5.4              Non-Contravention. The execution and delivery by Pubco and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the Amended Pubco Charter becoming effective, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Pubco.

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5.5              Capitalization. As of the date hereof, (i) Pubco is authorized to issue 499,000,000 Pubco Ordinary Shares and 1,000,000 Pubco Preference Shares, of which one Pubco Ordinary Share is issued and outstanding, the ownership of which is set forth on Schedule 5.5, and no Pubco Preference Shares are issued and outstanding, and (ii) Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by Pubco. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, Pubco does not have any Subsidiaries or own any equity interests in any other Person. Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act.

5.6              Ownership of Delta Exchange Shares. (i) All Delta Exchange Shares to be issued and delivered in accordance with Article II to the Sellers shall be, upon issuance and delivery of such Delta Exchange Shares, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens, and (ii) upon issuance and delivery of such Delta Exchange Shares, each Seller shall have good and valid title to its portion of such Delta Exchange Shares, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, the Lock-Up Agreements, the Registration Rights Agreement, the provisions of this Agreement and any Liens incurred by the applicable Seller, and (iii) the issuance and sale of such Delta Exchange Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.7              Pubco and Merger Sub Activities. Since their formation and/or incorporation, Pubco and Merger Sub have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and Merger Sub are not party to or bound by any Contract.

5.8              Tax and Legal Matters.

(a)         No shareholder of Pubco is subject to a binding commitment or has otherwise agreed to sell, exchange, transfer by gift or otherwise dispose of any of the shares of Pubco, or take any other action that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as a transaction described in Section 351 of the Code.

(b)         None of Pubco, Merger Sub, nor any of the respective Affiliates of any such Persons have taken or have agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

(c)         As a result of the Share Exchange, Pubco will satisfy the “active trade or business test” as defined in Treasury Regulation Section 1.367(a)-3(c)(3), including, without limitation, the requirements that (i) Pubco be engaged, directly or indirectly through a qualified subsidiary or qualified partnership, in an active trade or business for the entire thirty-six (36) month period immediately preceding the Transactions, (ii) Pubco has no intention at the time of the Transactions to dispose of or discontinue such trade or business, and (iii) the substantiality test (as defined in Treasury Regulation Section 1.367(a)-3(c)(3)(iii)) will be satisfied.

5.9              Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the KAVL Companies, Pubco, the Delta Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or Merger Sub.

5.10            Investment Company Act. Pubco is not an “investment company” or, a Person directly or indirectly controlled by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

5.11            Information Supplied. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to KAVL’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may

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be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Pubco nor Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of KAVL, the Delta Companies, the Sellers or any of their respective Affiliates.

5.12            Independent Investigation. Each of Pubco and Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Delta Companies and KAVL and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Delta Companies and KAVL for such purpose. Each of Pubco and Merger Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Delta, the Sellers and KAVL set forth in this Agreement (including the related portions of Delta Disclosure Schedules and the KAVL Disclosure Schedules) and in any certificate delivered to Pubco or Merger Sub pursuant hereto, and the information provided by or on behalf of Delta, the Sellers or KAVL for the Registration Statement; and (b) none of Delta, the Sellers, KAVL or their respective Representatives have made any representation or warranty as to the Delta Companies, the Sellers, KAVL or this Agreement, except as expressly set forth in this Agreement (including the related portions of Delta Disclosure Schedules and the KAVL Disclosure Schedules) or in any certificate delivered to Pubco or Merger Sub pursuant hereto.

Article VI
REPRESENTATIONS AND WARRANTIES OF DELTA

Except as set forth in the disclosure schedules delivered by Delta to KAVL on the date hereof (the “Delta Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, Delta hereby represents and warrants to KAVL and Pubco, as of the date hereof and as of the Closing, as follows:

6.1              Organization and Standing. Delta is a company duly incorporated, validly existing and in good standing under the laws of England and Wales and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each other Delta Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Delta Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 6.1 lists all jurisdictions in which any Delta Company is qualified to conduct business and all names other than its legal name under which any Delta Company does business. Delta has provided to KAVL accurate and complete copies of the Organizational Documents of each Delta Company, each as amended to date and as currently in effect. No Delta Company is in violation of any provision of its Organizational Documents.

6.2              Authorization; Binding Agreement. Delta has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform Delta’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which Delta is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors and shareholders of Delta in accordance with Delta’s Organizational Documents, the laws of its jurisdiction of incorporation or formation, any other applicable Law and any Contract to which Delta or any of its shareholders are party or bound and (b) no other corporate proceedings on the part of Delta are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Delta is or is required to be a party shall be when delivered, duly and validly executed and delivered by Delta Party and

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assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of Delta, enforceable against Delta in accordance with its terms, subject to the Enforceability Exceptions.

6.3              Capitalization.

(a)         The issued shares in the capital of Delta consists of One Thousand (1,000) Delta Shares, and there are no other issued equity interests of Delta. The Sellers are the legal (registered) and beneficial owners of all of the issued Delta Shares, with each Seller owning Delta Shares set forth on Annex I, all of which Delta Shares are owned by the Sellers free and clear of any Liens other than those imposed under Delta Organizational Documents and applicable securities Laws. After giving effect to the Share Exchange, Pubco shall own all of the issued and outstanding shares in the capital of Delta free and clear of any Liens other than those imposed under Delta Organizational Documents and applicable securities Laws. All of the issued shares and other equity interests of Delta have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the laws of its jurisdiction of incorporation or formation, any other applicable Law, Delta’s Organizational Documents or any Contract to which Delta is a party or by which Delta or its securities are bound. Delta does not, directly or indirectly, hold any of its shares or other equity interests in treasury.

(b)         Except as set forth on Schedule 6.3(b), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of Delta or (B) obligating Delta to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such securities, or (C) obligating Delta to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to Delta. There are no outstanding obligations of Delta to repurchase, redeem or otherwise acquire any shares of Delta or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 6.3(b), there are no shareholders’ agreements, voting trusts or other agreements or understandings to which Delta is a party with respect to the voting of any shares of Delta.

(c)         Delta does not maintain any equity incentive plans. All of the issued and outstanding securities of Delta have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no shares in the capital of Delta are issuable and no rights in connection with any interests, warrants, rights, options or other securities of Delta accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(d)         All Indebtedness of Delta as of the date of this Agreement is disclosed on Schedule 6.3(c). No Indebtedness of Delta contains any restriction upon: (i) the prepayment of any such Indebtedness, (ii) the incurrence of Indebtedness by Delta, (iii) the ability of Delta to grant any Lien on its properties or assets, or (iv) the consummation of the Transactions.

(e)         Since January 1, 2024, Delta has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any shares in the capital of Delta, and the board of directors of Delta has not authorized any of the foregoing.

6.4              Subsidiaries. Schedule 6.4 sets forth the name of each Subsidiary of Delta, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of Delta are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Delta Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which Delta or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of Delta other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which

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any Subsidiary of Delta is a party or which are binding upon any Subsidiary of Delta providing for the issuance or redemption of any equity interests of any Subsidiary of Delta. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of Delta. Except as set forth in Schedule 6.4, no Subsidiary of Delta has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Delta Company. Except for the equity interests of the Subsidiaries listed on Schedule 6.4, Delta does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. No Delta Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a Delta Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

6.5              Governmental Approvals. No Consent of or with any Governmental Authority on the part of any Delta Company is required to be obtained or made in connection with the execution, delivery or performance by Delta of this Agreement or any Ancillary Documents or the consummation by Delta of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws and (c) those Consents, the failure of which to obtain prior to the Closing, would not reasonably be expected to have a Material Adverse Effect on Delta.

6.6              Non-Contravention. Except as otherwise described in Schedule 6.6, the execution and delivery by Delta (or any other Delta Company, as applicable) of this Agreement and each Ancillary Document to which any Delta Company is or is required to be a party or otherwise bound, and the consummation by any Delta Company of the transactions contemplated hereby and thereby and compliance by any Delta Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Delta Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Delta Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Delta Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Delta Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Delta Material Contract, except in cases of clauses (b) and (c), as would not reasonably be expected to have a Material Adverse Effect on Delta.

6.7              Financial Statements.

(a)         As used herein, the term “Delta Financials” means the audited consolidated financial statements of the Delta Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheet of the Delta Companies as of December 31, 2023 (the “Delta Balance Sheet”, and such date, the “Delta Balance Sheet Date”), and as of December 31, 2022, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the years then ended, each audited by a PCAOB qualified auditor in accordance with IFRS and PCAOB standards (the “Audited Delta Financials”). The Audited Delta Financials (x) were prepared from the books and records of the Delta Companies as of the times and for the periods referred to therein, (y) were prepared in accordance with IFRS, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for IFRS and exclude year-end adjustments which will not be material in amount), and (z) fairly present in all material respects the consolidated financial position of the Delta Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Delta Companies for the periods indicated. No Delta Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)         Each Delta Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Delta Company does not maintain any off-the-book accounts and that such Delta Company’s assets are used only in accordance with such Delta Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such

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Delta Company and to maintain accountability for such Delta Company’s assets, (iv) access to such Delta Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Delta Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Delta Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Delta Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Delta Company. Since January 1, 2019, no Delta Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Delta Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Delta Company has engaged in questionable accounting or auditing practices.

(c)         The Delta Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 6.7(c), and in such amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness), as set forth on Schedule 6.7(c). Except as disclosed on Schedule 6.7(c), no Indebtedness of any Delta Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Delta Company, or (iii) the ability of the Delta Companies to grant any Lien on their respective properties or assets.

(d)         No Delta Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with IFRS or GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning Accounting Standards Codification 810), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of Delta and its Subsidiaries as of the Delta Balance Sheet Date contained in Delta Financials or (ii) not material and that were incurred after the Delta Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e)         All financial projections with respect to the Delta Companies that were delivered by or on behalf of Delta to KAVL or Pubco or their respective its Representatives were prepared in good faith using assumptions that Delta believes to be reasonable.

(f)          All Accounts Receivable of the Delta Companies arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Delta Company arising from its business. None of the Accounts Receivable of the Delta Companies are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Delta Financials. All of the Accounts Receivable of the Delta Companies are, to the Knowledge of Delta, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Delta Companies (net of reserves) within ninety (90) days.

6.8              Absence of Certain Changes. Except as set forth on Schedule 6.8, as of the date of this Agreement, since January 1, 2024, the Delta Companies have (a) conducted their business only in the ordinary course of business consistent with past practice, (b) not been, taken as whole, subject to a Material Adverse Effect and (c) have not taken any action or committed or agreed to take any action that would be prohibited by Section 8.2 (without giving effect to Schedule 8.2) if such action were taken on or after the date hereof without the consent of KAVL.

6.9              Compliance with Laws. No Delta Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Delta Company received, since January 1, 2019, any written or, to the Knowledge of Delta, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

6.10            Permits. Each Delta Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Delta Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Delta Permits”). Delta has made available to KAVL true, correct and complete copies of any material Delta Permits,

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all of which material Delta Permits are listed on Schedule 6.10. All of the Delta Permits are in full force and effect, and no suspension or cancellation of any of Delta Permits is pending or, to Delta’s Knowledge, threatened. No Delta Company is in violation in any material respect of the terms of any Delta Permit, and no Delta Company has received any written or, to the Knowledge of Delta, oral notice of any Actions relating to the revocation or modification of any Delta Permit.

6.11            Litigation. Except as described on Schedule 6.11, there is no (a) Action of any nature currently pending or, to Delta’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to Delta’s Knowledge, threatened since January 1, 2019); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since January 1, 2019, in either case of (a) or (b) by or against any Delta Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Delta Company must be related to the Delta Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 6.11, if finally determined adverse to the Delta Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon Delta. Since January 1, 2019, none of the current or former officers, senior management or directors of any Delta Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

6.12            Material Contracts.

(a)         Schedule 6.12(a) sets forth a true, correct and complete list of, and Delta has made available to KAVL (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Delta Company is a party or by which any Delta Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 6.12(a), a “Delta Material Contract”) that:

(i)       contains covenants that limit the ability of any Delta Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)      involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)     involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)     evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Delta Company having an outstanding principal amount in excess of $1,000,000;

(v)      involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $1,000,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Delta Company or another Person;

(vi)     relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Delta Company, its business or material assets;

(vii)    by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Delta Companies under such Contract or Contracts of at least $3,000,000 per year;

(viii)   is with any Delta Top Customer or Delta Top Vendor;

(ix)     obligates the Delta Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $1,000,000;

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(x)      is between any Delta Company and any directors, officers or employees of a Delta Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice and loans made to employees in the ordinary course of business in an amount not exceeding $25,000), including all non-competition, severance and indemnification agreements, or any Delta Related Person;

(xi)     obligates the Delta Companies to make any capital commitment or expenditure in excess of $1,000,000 (including pursuant to any joint venture);

(xii)    relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Delta Company has outstanding obligations (other than customary confidentiality obligations);

(xiii)   provides another Person (other than another Delta Company or any manager, director or officer of any Delta Company) with a power of attorney;

(xiv)   that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by Delta as an exhibit for a Form F-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if Delta was the registrant; or

(xv)    is otherwise material to any Delta Company and not described in clauses (i) through (xiv) above.

(b)         With respect to each Delta Material Contract: (i) such Delta Material Contract is valid and binding and enforceable in all respects against the Delta Company party thereto and, to the Knowledge of Delta, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Delta Material Contract; (iii) no Delta Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Delta Company, or permit termination or acceleration by the other party thereto, under such Delta Material Contract; (iv) to the Knowledge of Delta, no other party to such Delta Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Delta Company, under such Delta Material Contract; (v) no Delta Company has received written or, to the Knowledge of Delta, oral notice of an intention by any party to any such Delta Material Contract to terminate such Delta Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Delta Company in any material respect; and (vi) no Delta Company has waived any rights under any such Delta Material Contract.

6.13            Intellectual Property.

(a)         Schedule 6.13(a)(i) sets forth: all Patents and Patent applications, Trademarks and service mark registrations and applications, copyright registrations and applications and registered Internet Assets and applications owned or licensed by a Delta Company or otherwise used or held for use by a Delta Company in which a Delta Company is the owner, applicant or assignee (“Delta Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Delta Company; Schedule 6.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Delta IP Licenses”) (other than Off-the-Shelf Software, which are not required to be listed, although such licenses are “Delta IP Licenses” as that term is used herein), under which a Delta Company is a licensee or otherwise is authorized to use or practice any Intellectual Property. Each Delta Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Delta Company, and previously used or licensed by such Delta Company, except for the Intellectual Property that is the subject of Delta IP Licenses. Except as set forth on Schedule 6.13(a)(iii), all Delta Registered IP is owned exclusively by the applicable Delta Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Delta Registered IP.

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(b)         Each Delta Company has a valid and enforceable license to use all Intellectual Property that is the subject of Delta IP Licenses applicable to such Delta Company. .Each Delta Company has performed all material obligations imposed on it in Delta IP Licenses, has made all payments required to date, and such Delta Company is not, nor, to the Knowledge of Delta, is any other party thereto, in material breach or material default thereunder, nor, to the Knowledge of Delta, has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Delta Companies of the Intellectual Property that is the subject of Delta IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Delta Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Delta Company are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind.

(c)         No Action is pending or, to Delta’s Knowledge, threatened against a Delta Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned, licensed, used or held for use by the Delta Companies. No Delta Company has received any written notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Delta Company, nor to the Knowledge of Delta is there a reasonable basis therefor. There are no Orders to which any Delta Company is a party or its otherwise bound that (i) restrict the rights of a Delta Company to use, transfer, license or enforce any Intellectual Property owned by a Delta Company, (ii) restrict the conduct of the business of a Delta Company in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a Delta Company. No Delta Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Delta Company or, to the Knowledge of Delta, otherwise in connection with the conduct of the respective businesses of the Delta Companies. To Delta’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Delta Company (“Delta IP”) in any material respect.

(d)         All employees and independent contractors of a Delta Company have assigned to the Delta Companies all Intellectual Property developed by such employees and independent contractors in the performance of services for a Delta Company by such Persons other than to the extent ownership of such Intellectual Property would otherwise vest in the applicable Delta Company by operation of law. No current or former officers, employees or independent contractors of a Delta Company have claimed any ownership interest in any Intellectual Property owned by a Delta Company. To the Knowledge of Delta, there has been no violation of a Delta Company’s policies or practices related to protection of Delta IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Delta Company. To Delta’s Knowledge, none of the employees of any Delta Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Delta Companies, or that would materially conflict with the business of any Delta Company as presently conducted or contemplated to be conducted. Each Delta Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Delta IP to the extent such Delta IP derives value from the secrecy and/or confidentiality thereof.

(e)         To the Knowledge of Delta, no Person has obtained unauthorized access to confidential third party information and data in the possession of a Delta Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data. Each Delta Company has complied with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Delta Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(f)          The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Delta Company, or (ii) any Delta IP License. Following the Closing, Delta shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Delta Companies’ rights under such Contracts or Delta IP Licenses to the same extent that the Delta Companies would have been able to exercise had

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the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Delta Companies would otherwise be required to pay in the absence of such transactions.

6.14            Taxes and Returns. Except as set forth on Schedule 6.14:

(a)         Each Delta Company has timely filed all income and other material Tax Returns required to be filed by it (taking into account all available extensions). All such Tax Returns are true, accurate, correct and complete in all material respects. All Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in Delta Financials have been established, have been timely paid, collected or withheld. Each Delta Company has complied in all material respects with all applicable Laws relating to Tax.

(b)         There is no current pending or, to the Knowledge of Delta, threatened Action against a Delta Company by a Governmental Authority in a jurisdiction where a Delta Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)         No Delta Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of Delta, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Delta Company in respect of any Tax, and no Delta Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in Delta Financials have been established).

(d)         There are no Liens with respect to any Taxes upon any Delta Company’s assets, other than Permitted Liens.

(e)         No Delta Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a Delta Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(f)          No Delta Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(g)         No Delta Company has engaged in any (i) “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b), (ii) “listed transaction,” or (iii) transaction, a “significant” purpose of which is the avoidance or evasion of U.S. federal income Tax, within the meanings of Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder.

(h)         Each Delta Company has complied with, and is currently in compliance with, all transfer pricing rules and regulations (including Section 482 of the Code and any comparable or similar provision of applicable Law). The Delta Companies have properly and timely documented their transfer pricing methodology in compliance with Sections 482 and 6662 of the Code and any comparable or similar provision of applicable Law. No Delta Company is a party to any advance pricing agreement or any similar contract or agreement. No Delta Company is subject to any gain recognition agreement under Section 367 of the Code.

(i)          No Delta Company has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code.

(j)          No Delta Company has any Liability for the Taxes of another Person (other than another Delta Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No Delta Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such Delta Company with respect to any period following the Closing Date.

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(k)         No Delta Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(l)          No Delta Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which Delta is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which Delta is or was the common parent corporation.

(m)        No Delta Company is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes. No Delta Company has ever been engaged in a U.S. trade or business (within the meaning of the Code).

(n)         The Delta Companies will cause Pubco to be treated as satisfying the “active trade or business test” in Treasury Regulation Section 1.367(a)-3(c)(1)(iv) so that the deemed transfer of KAVL shares to Pubco by its U.S. shareholders can avoid being subject Section 367(a)(1). As a result of the Share Exchange, Pubco will satisfy the “active trade or business test” as defined in Treasury Regulation Section 1.367(a)-3(c)(3), including, without limitation, the requirements that (i) Pubco be engaged, directly or indirectly through a qualified subsidiary or qualified partnership, in an active trade or business for the entire thirty-six (36) month period immediately preceding the Transactions, (ii) Pubco has no intention at the time of the Transactions to dispose of or discontinue such trade or business, and (iii) the substantiality test (as defined in Treasury Regulation Section 1.367(a)-3(c)(3)(iii)) will be satisfied.

(o)         No Seller is subject to a binding commitment or has otherwise agreed to sell, exchange, transfer by gift or otherwise dispose of any of the shares of Pubco, or take any other action that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as a transaction described in Section 351 of the Code.

(p)         No Delta Company, nor any of the respective Affiliates of any such Persons, have taken or have agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

6.15            Real Property. Schedule 6.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Delta Company for the operation of the business of a Delta Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Delta Real Property Leases”), as well as the current annual rent and term under each Delta Real Property Lease. Delta has provided to KAVL a true and complete copy of each of Delta Real Property Leases, and in the case of any oral Delta Real Property Lease, a written summary of the material terms of such Delta Real Property Lease. Delta Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of Delta, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Delta Company or any other party under any of Delta Real Property Leases, and no Delta Company has received notice of any such condition. No Delta Company owns any real property or any interest in real property (other than the leasehold interests in Delta Real Property Leases).

6.16            Personal Property. Each item of Personal Property which is currently owned, used or leased by a Delta Company with a book value or fair market value of greater than Five Hundred Thousand Dollars ($500,000) is set forth on Schedule 6.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Delta Personal Property Leases”). Except as set forth in Schedule 6.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Delta Companies. The operation of each Delta

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Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Delta Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a Delta Company Delta has provided to KAVL a true and complete copy of each of Delta Personal Property Leases, and in the case of any oral Delta Personal Property Lease, a written summary of the material terms of such Delta Personal Property Lease. Delta Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of Delta, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Delta Company or any other party under any of Delta Personal Property Leases, and no Delta Company has received notice of any such condition.

6.17            Title to and Sufficiency of Assets. Each Delta Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, and (c) Liens specifically identified on the Delta Balance Sheet. The assets (including Intellectual Property rights and contractual rights) of the Delta Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Delta Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Delta Companies for use in the operation of the businesses of the Delta Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Delta Companies as currently conducted and as presently proposed to be conducted.

6.18            Employee Matters.

(a)         No Delta Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Delta Company and Delta has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of Delta, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. There are no unresolved labor controversies (including unresolved grievances and age or other discrimination claims) that are pending or, to the Knowledge of Delta, threatened between any Delta Company and Persons employed by or providing services as independent contractors to a Delta Company. No current officer or employee of a Delta Company has provided any Delta Company written or, to the Knowledge of Delta, oral notice of his or her plan to terminate his or her employment with any Delta Company.

(b)         Except as set forth in Schedule 6.18(b), each Delta Company (i) is and has been for the past six (6) years in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of Delta, oral notice that there is any pending Action involving unfair labor practices against a Delta Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of Delta, threatened against a Delta Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)         Schedule 6.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Delta Companies showing for each as of such date the employee’s name, job title or description, employer and location. Except as set forth on Schedule 6.18(c), (A) no employee is a party to a written employment Contract with a Delta Company and each is employed “at will”, and (B) the Delta Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Delta Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to Delta’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 6.18(c),
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each Delta Company employee has entered into Delta’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Delta Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to KAVL by Delta.

(d)         Schedule 6.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Delta Company. Except as set forth on Schedule 6.18(d), all of such independent contractors are a party to a written Contract with a Delta Company. Except as set forth on Schedule 6.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Delta Company, a copy of which has been provided to KAVL by Delta. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Delta Company are bona fide independent contractors and not employees of a Delta Company. Except as set forth on Schedule 6.18(d), each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Delta Company to pay severance or a termination fee.

6.19            Benefit Plans.

(a)         Set forth on Schedule 6.19(a) is a true and complete list of each Foreign Plan of a Delta Company (each, a “Delta Benefit Plan”). No Delta Company nor any ERISA Affiliate has ever established, maintained, contributed to, or has or had any Liability with respect to (or had an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

(b)         With respect to each Delta Benefit Plan, Delta has made available to KAVL accurate and complete copies, if applicable, of: (i) the current plan documents and currently effective related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of the material terms of any Delta Benefit Plans which are not in writing; (ii) the most recent actuarial valuation; (iii) the most recent summary plan description; (iv) a copy of the most recently filed Form 5500 annual report and accompanying schedules; and (v) all material non-routine communications with any Governmental Authority within the past three (3) years concerning any matter that is still pending or for which a Delta Company has any outstanding Liability or obligation.

(c)         With respect to each Delta Benefit Plan: (i) such Delta Benefit Plan (1) has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and (2) has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities (iii) no Action is pending, or to Delta’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Delta Benefit have in all material respects been timely made. No Delta Company has incurred, or will incur in connection with the transactions contemplated by this Agreement, any material Liability in connection with termination of, or withdraw from, any Delta Benefit Plan, except for customary administrative charges.

(d)         No Delta Company has any commitment to modify, change or terminate any Delta Benefit Plan, other than with respect to a modification, change or termination required by applicable Law.

(e)         None of the Delta Benefit Plans provides medical or other welfare benefits to any current or former employee, officer, director or consultant of any Delta Company after termination of employment or service except: (i) as may be required under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder; (ii) benefits through the end of the month of termination of employment; (iii) death or disability benefits attributable to deaths or disabilities occurring at or prior to termination of employment; and (iv) post-termination benefits from an insurer during any period to convert a group Delta Benefit Plan to an individual plan.

(f)          To the extent applicable, the present value of the accrued benefit liabilities (whether or not vested) under each Delta Benefit Plan, determined as of the end of Delta’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, did not exceed the current value of the assets of such Delta Benefit Plan allocable to such benefit liabilities or have been accrued in all material respects on the Delta Financials.

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(g)         Delta is not, nor will be, obligated, whether under any Delta Benefit Plan or otherwise, to pay separation, severance, termination or similar benefits to any Person as a result of any Transaction, nor will any Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any Person. The Transactions shall not be the direct or indirect cause of any amount paid or payable by a Delta Company being classified as an “excess parachute payment” under Section 280G of the Code and no arrangement exists pursuant to which Delta or any Delta Company will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax under Section 4999 on a payment to such Person.

6.20            Environmental Matters. Except as set forth in Schedule 6.20:

(a)         Each Delta Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Environmental Permits required for its business and operations, no Action is pending or, to Delta’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to Delta’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b)         No Delta Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Delta Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)         No Action has been made or is pending, or to Delta’s Knowledge, threatened against any Delta Company or any assets of a Delta Company alleging either or both that a Delta Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)         No Delta Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Delta Company or any property currently or formerly owned, operated, or leased by any Delta Company or any property to which a Delta Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Delta Company incurring any material Environmental Liabilities.

(e)         There is no investigation of the business, operations, or currently owned, operated, or leased property of a Delta Company or, to Delta’s Knowledge, previously owned, operated, or leased property of a Delta Company pending or, to Delta’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f)          To the Knowledge of Delta, there is not located at any of the properties of a Delta Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g)         Delta has provided to KAVL all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Delta Company.

6.21            Transactions with Delta Related Persons. No Delta Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Delta Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Delta Related Person”), is presently, or in the past three (3) years, has been, a party to any transaction with a Delta Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Delta Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Delta Company in the ordinary course of business consistent with past practice) any Delta Related Person or any Person in which any Delta Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Delta Related Person has any direct or indirect interest (other than the ownership

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of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). No Delta Company has outstanding any Contract or other arrangement or commitment with any Delta Related Person, and no Delta Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Delta Company. The assets of the Delta Companies do not include any receivable or other obligation from a Delta Related Person, and the liabilities of the Delta Companies do not include any payable or other obligation or commitment to any Delta Related Person. Schedule 6.21 specifically identifies all Contracts, arrangements or commitments set forth on such Schedule 6.21 that cannot be terminated upon sixty (60) days’ notice by the Delta Companies without cost or penalty.

6.22            Business Insurance.

(a)         Schedule 6.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Delta Company relating to a Delta Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to KAVL. All premiums due and payable under all such insurance policies have been timely paid and the Delta Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Delta Company has any self-insurance or co-insurance programs. Since January 1, 2019, no Delta Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)         Schedule 6.22(b) identifies each individual insurance claim in excess of $50,000 made by a Delta Company since January 1, 2019. Each Delta Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Delta Companies. To the Knowledge of Delta, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Delta Company has made any claim against an insurance policy as to which the insurer is denying coverage.

6.23            Top Customers and Suppliers. Schedule 6.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2023, and (b) the period from January 1, 2024 through June 30, 2024, the ten (10) largest customers of the Delta Companies (the “Delta Top Customers”) and the ten largest suppliers of goods or services to the Delta Companies (the “Delta Top Vendors”), along with the amounts of such dollar volumes. The relationships of each Delta Company with such suppliers and customers are good commercial working relationships and (i) no Delta Top Vendor or Delta Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to Delta’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Delta Company, (ii) no Delta Top Vendor or Delta Top Customer has during the last twelve (12) months decreased materially or, to Delta’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Delta Company or intends to stop, decrease or limit materially its products or services to any Delta Company or its usage or purchase of the products or services of any Delta Company, (iii) to Delta’s Knowledge, no Delta Top Vendor or Delta Top Customer intends to refuse to pay any amount due to any Delta Company or seek to exercise any remedy against any Delta Company, (iv) no Delta Company has within the past two (2) years been engaged in any material dispute with any Delta Top Vendor or Delta Top Customer, and (v) to Delta’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Delta Company with any Delta Top Vendor or Delta Top Customer.

6.24            Certain Business Practices.

(a)         No Delta Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. No Delta Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Delta Company or assist any Delta Company in connection with any actual or proposed transaction.

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(b)The operations of each Delta Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Delta Company with respect to the any of the foregoing is pending or, to the Knowledge of Delta, threatened.

(c)         No Delta Company or any of their respective directors or officers, or, to the Knowledge of Delta, any other Representative acting on behalf of a Delta Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Delta Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

6.25            Investment Company Act. No Delta Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

6.26            Finders and Brokers. Except as set forth in Schedule 6.26, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from KAVL, Pubco, the Delta Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Delta Company.

6.27            Information Supplied. None of the information supplied or to be supplied by Delta expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to KAVL’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Delta expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Delta makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the KAVL Companies or their respective Affiliates.

6.28            Independent Investigation. Delta has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of KAVL, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of KAVL, Pubco and Merger Sub for such purpose. Delta acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of KAVL, Pubco and Merger Sub set forth in this Agreement (including the related portions of the KAVL Disclosure Schedules) and in any certificate delivered to Delta pursuant hereto, and the information provided by or on behalf of KAVL, Pubco or Merger Sub for the Registration Statement; and (b) none of KAVL, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to KAVL, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the KAVL Disclosure Schedules) or in any certificate delivered to Delta pursuant hereto.

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Article VII
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Delta Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, each Seller, severally and not jointly, hereby represents and warrants to KAVL and Pubco, as of the date hereof and as of the Closing, as follows:

7.1              Organization and Standing. Such Seller, if not an individual, is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

7.2              Authorization; Binding Agreement. Such Seller has all requisite power, authority and legal right and, if an individual, capacity, to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform such Seller’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which such Seller is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by such Seller and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to the Enforceability Exceptions.

7.3              Ownership. Such Seller owns good, valid and marketable title to the Purchased Shares set forth opposite such Seller’s name on Annex I attached hereto, free and clear of any and all Liens (other than those imposed by applicable securities Laws or Delta’s Organizational Documents). There are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which such Seller is a party or by which such Seller is bound, with respect to the voting or transfer of any of such Seller’s Purchased Shares other than this Agreement. Upon delivery of such Seller’s Purchased Shares to Pubco on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest in such Purchased Shares and good, valid and marketable title to such Purchased Shares, free and clear of all Liens (other than those imposed by applicable securities Laws or those incurred by Pubco), will pass to Pubco.

7.4              Governmental Approvals. No Consent of or with any Governmental Authority on the part of such Seller is required to be obtained or made in connection with the execution, delivery or performance by such Seller of this Agreement or any Ancillary Documents or the consummation by such Seller of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, (c) any filings required with Nasdaq (or any other applicable Stock Exchange) or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to materially impair or delay the ability of such Seller to consummate the Transactions.

7.5              Non-Contravention. The execution and delivery by such Seller of this Agreement and each Ancillary Document to which it is a party or otherwise bound and the consummation by such Seller of the transactions contemplated hereby and thereby, and compliance by such Seller with any of the provisions hereof and thereof, will not, (a) if such Seller is an entity, conflict with or violate any provision of such Seller’s Organizational Documents, (b) conflict with or violate any Law, Order or Consent applicable to such Seller or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Seller under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which such Seller is a party or such Seller or its properties or assets are otherwise bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to materially impair or delay the ability of such Seller to consummate the Transactions.

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7.6              No Litigation. There is no Action pending or, to the Knowledge of such Seller, threatened, nor any Order is outstanding, against or involving such Seller, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to materially and adversely affect the ability of such Seller to consummate the transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which such Seller is or is required to be a party.

7.7              Investment Representations. Such Seller (a) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act; (b) is acquiring its portion of the Delta Exchange Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such Delta Exchange Shares; (c) has been advised and understands that (i) to the extent that the Delta Exchange Shares are not registered under the Registration Statement, the Delta Exchange Shares (x) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable state securities Laws, and (y) have not been and shall not be registered under the Securities Act or any applicable state securities Laws and, therefore, must be held indefinitely and cannot be resold unless such Delta Exchange Shares are registered under the Securities Act and all applicable state securities Laws, unless exemptions from registration are available, and (ii) the Delta Exchange Shares are subject to additional restrictions on transfer pursuant to such Seller’s Lock-Up Agreement; (d) is aware that an investment in Pubco is a speculative investment and is subject to the risk of complete loss; and (e) acknowledges that except as set forth in the Registration Rights Agreement, Pubco is under no obligation hereunder to register the Delta Exchange Shares under the Securities Act. Such Seller does not have any Contract with any Person to sell, transfer, or grant participations to such Person, or to any third Person, with respect to the Delta Exchange Shares. By reason of such Seller’s business or financial experience, or by reason of the business or financial experience of such Seller’s “purchaser representatives” (as that term is defined in Rule 501(h) under the Securities Act), such Seller is capable of evaluating the risks and merits of an investment in Pubco and of protecting its interests in connection with this investment. Such Seller has carefully read and understands all materials provided by or on behalf of Pubco, KAVL or their respective Representatives to such Seller or such Seller’s Representatives pertaining to an investment in Pubco and has consulted, as such Seller has deemed advisable, with its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for such Seller. Such Seller acknowledges that the Delta Exchange Shares are subject to dilution for events not under the control of such Seller. Such Seller has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for such Seller and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by Pubco, KAVL, or their respective Representatives. Such Seller acknowledges and agrees that, except as set forth in Article IV (including the related portions of the KAVL Disclosure Schedules) and Article V, no representations or warranties have been made by Pubco, Merger Sub, KAVL or any of their respective Representatives, and that such Seller has not been guaranteed or represented to by any Person, (i) any specific amount or the event of the distribution of any cash, property or other interest in Pubco or (ii) the profitability or value of the Delta Exchange Shares in any manner whatsoever. Such Seller: (A) has been represented by independent counsel (or has had the opportunity to consult with independent counsel and has declined to do so); (B) has had the full right and opportunity to consult with such Seller’s attorneys and other advisors and has availed itself of this right and opportunity; (C) has carefully read and fully understands this Agreement in its entirety and has had it fully explained to it or him by such counsel; (D) is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and (E) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

7.8              Tax and Legal Matters. Neither such Seller nor such Seller’s Affiliates have taken or agreed to take any action, or are aware of any fact or circumstance, that would be reasonably likely to prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

7.9              Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from KAVL, Pubco, Delta or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Seller.

7.10            Information Supplied. None of the information supplied or to be supplied by such Seller expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or

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(c) in the mailings or other distributions to KAVL’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by such Seller expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, such Seller does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of KAVL or its Affiliates.

7.11            Independent Investigation. Such Seller has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of KAVL, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of KAVL, Pubco and Merger Sub for such purpose. Such Seller acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, such Seller has relied solely upon its own investigation and the express representations and warranties of KAVL, Pubco and Merger Sub set forth in this Agreement (including the related portions of the KAVL Disclosure Schedules) and in any certificate delivered to such Seller pursuant hereto, and the information provided by or on behalf of KAVL, Pubco or Merger Sub for the Registration Statement; and (b) none of KAVL, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to KAVL, Pubco, Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the KAVL Disclosure Schedules) or in any certificate delivered to such Seller pursuant hereto.

Article VIII
COVENANTS

8.1              Access and Information.

(a)         During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 10.1 or the Closing (the “Interim Period”), subject to Section 8.13, each of Delta, Pubco and Merger Sub shall give, and shall cause its Representatives to give, KAVL and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Delta Companies, Pubco or Merger Sub as KAVL or its Representatives may reasonably request regarding the Delta Companies, Pubco or Merger Sub and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Representatives of the, Delta, Pubco and Merger Sub to reasonably cooperate with KAVL and its Representatives in their investigation, except that nothing herein shall require Delta, Pubco, Merger Sub or their Representatives to disclose any information to KAVL and KAVL’s Representatives that would cause a risk of loss of legal privilege to the disclosing party or would constitute a violation of applicable Laws; provided that Delta, Pubco, Merger and their Representatives shall have used commercially reasonable efforts to provide such information without violation of applicable Law. KAVL and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Delta Companies, Pubco or Merger Sub.

(b)         During the Interim Period, subject to Section 8.13, KAVL shall give, and shall cause its Representatives to give, Delta, Pubco, Merger Sub and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to KAVL or its Subsidiaries, as Delta, Pubco, Merger Sub or their respective

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Representatives may reasonably request regarding KAVL, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of KAVL’s Representatives to reasonably cooperate with Delta, Pubco and Merger Sub and their respective Representatives in their investigation, except that nothing herein shall require either KAVL or its Subsidiaries to disclose any information to Delta, Pubco, Merger Sub, or their Representatives that would cause a risk of loss of legal privilege to the disclosing party or would constitute a violation of applicable Laws; provided that KAVL shall have used commercially reasonable efforts to provide such information without violation of applicable Law. Delta and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of KAVL or any of its Subsidiaries.

8.2              Conduct of Business of Delta, Pubco, Merger Sub and the Sellers.

(a)         Unless KAVL shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement, as contemplated by any Transaction Financing or as set forth on Schedule 8.2, Delta, Pubco and Merger Sub shall, and shall cause their respective Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Delta Companies, Pubco and Merger Sub and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b)         Without limiting the generality of Section 8.2(a) and except as contemplated by the terms of this Agreement, as contemplated by any Transaction Financing or as set forth on Schedule 8.2, during the Interim Period, without the prior written consent of KAVL (such consent not to be unreasonably withheld, conditioned or delayed), each of Delta, Pubco or Merger Sub shall not, and each shall cause its Subsidiaries not to:

(i)      amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii)     authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, provided that Delta shall be entitled to issue a number of shares up to five percent (5%) of the issued and outstanding Delta Shares to directors, officers, employees and consultants pursuant to share or option awards or otherwise, subject to the requirements of Section 8.2(c) below;

(iii)    split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)    incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $5,000,000, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $5,000,000 (excluding Transaction Financing, which shall be subject to the provisions of Section 8.23 hereof);

(v)     increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Delta Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Benefit Plans or in the ordinary course of business consistent with past practice;

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(vi)    make, change or revoke any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, make any material change in its accounting or Tax policies or procedures, file any Tax Return in a manner inconsistent with past practice, or enter into any contractual obligation in respect of Taxes with any Tax authority, in each case, except as required by applicable Law or in compliance with GAAP or IFRS, as relevant;

(vii)   transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any Delta Registered IP, Delta Licensed IP or other Delta IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets of the Delta Companies;

(viii)  terminate, or waive or assign any material right under any Delta Material Contract or enter into any Contract that would be a Delta Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix)    fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x)     establish any Subsidiary or enter into any new line of business;

(xi)    fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii)   revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with IFRS and after consulting with such Party’s outside auditors;

(xiii)  waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $1,000,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in Delta Financials or the consolidated financial statements of Pubco, as applicable, other than any waivers, releases, assignments, settlements or compromises entered into in the ordinary course of business of Delta in accordance with its past practices which are not material individually or in the aggregate;

(xiv)  close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv)   sell, transfer or dispose of, or authorize the sale, transfer or disposition of, any material assets, taken as a whole, except for dispositions of obsolete assets or sales;

(xvi)  acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice or pursuant to any Delta Material Contract;

(xvii) make capital expenditures in excess of $5,000,000 for any project;

(xviii)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix)  voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $5,000,000 other than in the ordinary course of business consistent with past practice, pursuant to the terms of a Delta Material Contract or Delta Benefit Plan;

(xx)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, in any case outside of the ordinary course of business consistent with past practice;

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(xxi)  enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Delta, Pubco or Merger Sub;

(xxii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxiii)accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiv)enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by this Agreement) any transaction with any Delta Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxv) authorize or agree to do any of the foregoing actions.

(c)         Without limiting Sections 8.2(a) and 8.2(b), during the Interim Period, without the prior written consent of KAVL, (i) Delta shall not issue any Delta Securities, and (ii) no Seller shall sell, transfer or dispose of any Delta Securities owned by such Seller, in either case of clauses (i) and (ii), unless the recipient or transferee of such Delta Securities (the “New Seller”) executes and delivers to KAVL, Pubco, Merger Sub and Delta a joinder agreement, in form and substance reasonably acceptable to KAVL and Pubco, to become bound by the terms and conditions of this Agreement as a Seller hereunder, as well as execute and deliver to KAVL, Pubco, Merger Sub and Delta any Ancillary Documents which such New Seller would have been required to be a party or bound if such New Seller were a Seller on the date of this Agreement. The Parties shall make any appropriate adjustments to Annex I to account for any such New Seller.

8.3              Conduct of Business of KAVL.

(a)         Unless Delta and Pubco shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement, as contemplated by any Transaction Financing or as set forth on Schedule 8.3, KAVL shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to KAVL and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b)         Without limiting the generality of Section 8.3(a) and except as contemplated by the terms of this Agreement, as contemplated by any Transaction Financing or as set forth on Schedule 8.3, during the Interim Period, without the prior written consent of Delta and Pubco (such consent not to be unreasonably withheld, conditioned or delayed), KAVL shall not, and shall cause its Subsidiaries not to:

(i)      amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii)     authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards (other than the issuances of equity awards issued pursuant to the KAVL Incentive Plan (which are exercised or converted into Kaival Common Stock on or prior to the Closing) or the issuance of KAVL Common Stock to Bidi in exchange for the cancellation of outstanding debt owed by KAVL or KBI to Bidi), or engage in any hedging transaction with a third Person with respect to such securities;

(iii)    split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

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(iv)    incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 8.3(b)(iv) shall not prevent KAVL from borrowing funds necessary to finance its ordinary course administrative costs and expenses, including its ordinary course accounts payables, and Expenses incurred in connection with the consummation of the Transactions) (excluding Transaction Financing, which shall be subject to the provisions of Section 8.23 hereof);

(v)     increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any KAVL Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Benefit Plans or in the ordinary course of business consistent with past practice;

(vi)    make, change or revoke any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, make any material change in its accounting or Tax policies or procedures, file any Tax Return in a manner inconsistent with past practice, or enter into any contractual obligation in respect of Taxes with any Tax authority, in each case, except as required by applicable Law or in compliance with GAAP or IFRS, as applicable;

(vii)   transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any KAVL Registered IP, KAVL Licensed IP or other KAVL IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets of the KAVL Companies;

(viii)  terminate, or waive or assign any material right under any KAVL Material Contract or enter into any Contract that would be a KAVL Material Contract, in any case outside of the ordinary course of business consistent with past practice, other than the Deed of Licensing Agreement by and between KBI and PMI dated as of June 13, 2022, as amended (the “PMI License”) and the Exclusive Distribution Agreement dated as of March 9, 2020 by and between Bidi and KAVL, as amended (the “Bidi Agreement”), KAVL may enter into a Novation Agreement whereby Bidi becomes a counterparty in place of KAVL and KBI with respect to the PMI License or KAVL may agree to terminate the PMI License pursuant to a Termination Agreement, in each case so long as (i) after such novation or termination (a) no amounts are owing from or required to be paid by KAVL or KBI, and (b) there are no Liabilities or indemnification or other obligations from, either KAVL or KBI, on the one hand, to or in respective of, any of Phillip Morris, PMI or Bidi (or any of their indemnified parties or affiliates), on the other hand, in connection with the PMI License Documents or Bidi License Documents or as a result of such novation or termination (except as expressly agreed by Delta in writing); (ii) in the case of any termination of the PMI License and/or PMI License Documents, PMI has agreed in writing to provide royalty payments to Bidi in an amount not less than the royalty payments agreed to under the PMI License; and (iii) Bidi has executed an amendment to the Bidi License Documents whereby Bidi agrees to pay KAVL or KBI 50% of the revenue which any of Bidi and its affiliates receive, directly or indirectly, from PMI or any of its affiliates (including those payments set forth in subsection (ii) above) (the “Bidi License Document Amendments”);

(ix)    fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x)     establish any Subsidiary or enter into any new line of business;

(xi)    fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii)   revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting KAVL’s outside auditors;

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(xiii)  waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, KAVL or any KAVL Company) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the KAVL Financials, other than waivers, releases, assignments, settlements or compromises entered into in the ordinary course of business of KAVL in accordance with its past practices which are not material individually or in the aggregate;

(xiv)  acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xv)   close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xvi)  sell, transfer or dispose of, or authorize the sale, transfer or disposition of, any material assets, taken as a whole, except for dispositions of obsolete assets or sales;

(xvii) make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding, for the avoidance of doubt, incurring any Expenses);

(xviii)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xix)  voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 8.2(c) during the Interim Period;

(xx)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xxi)  enter into any agreement, understanding or arrangement with respect to the voting of its equity securities;

(xxii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxiii)accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiv)enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by this Agreement) any transaction with any KAVL Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxv) authorize or agree to do any of the foregoing actions.

If the changes and amendments to the PMI License Documents and the Bidi License Documents as set forth in Section 8.3(b) (viii) are not executed during the Interim Period, then Delta and Pubco shall agree to the execution of such changes and amendments until six (6) months after Closing.

8.4              Annual and Interim Financial Statements. During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, Delta shall deliver to KAVL an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Delta Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of Delta to the effect that all such financial statements fairly present

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the consolidated financial position and results of operations of the Delta Companies as of the date or for the periods indicated, in accordance with IFRS, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, Delta will also promptly deliver to KAVL copies of any audited consolidated financial statements of the Delta Companies that the Delta Companies’ certified public accountants may issue.

8.5              KAVL Public Filings. During the Interim Period, KAVL shall keep current and timely file (subject to extension pursuant to Rule 12b-25 promulgated by the SEC) all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Transactions to maintain the listing of the KAVL Common Stock on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on the Stock Exchange only the Pubco Ordinary Shares.

8.6              No Solicitation.

(a)         During the Interim Period, except as set forth below, KAVL shall not, shall cause each KAVL Company, and shall use commercially reasonable efforts to cause each officer, director, employee or Affiliate of KAVL or of any KAVL Company not to, and shall not authorize or permit any Representative of KAVL or any KAVL Company, directly or indirectly, to (i) solicit, initiate, encourage or take any other action designed to solicit or which may have the effect of soliciting or indicating an interest in a solicitation of, the submission of, any Takeover Proposal, (ii) participate or engage in any written correspondence, discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal or (iii) unless the KAVL board of directors (“KAVL Board”) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be reasonably likely to violate the fiduciary duties of the KAVL Board to KAVL’s stockholders under applicable Law and solely to the extent necessary to permit such third party to submit an unsolicited Takeover Proposal that is, or is reasonably likely to be, a Superior Proposal, to the KAVL Board, release any third party from any confidentiality or standstill agreement to which KAVL is a party, or fail to reasonably enforce or grant any material waiver, request or consent to any Takeover Proposal under, any such agreement. KAVL shall, and shall cause each KAVL Company and KAVL’s and each such KAVL Company’s respective Representatives to, immediately cease and terminate any existing solicitation, encouragement, activity, discussions or negotiations heretofore conducted by KAVL, any KAVL Company or their respective Representatives with respect to any Takeover Proposal. KAVL shall promptly after the date of this Agreement instruct each Person that has heretofore executed a confidentiality agreement relating to any Takeover Proposal to promptly return or destroy all information, documents and materials relating to a Takeover Proposal or to KAVL or its businesses, operations or affairs heretofore furnished by KAVL or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement. It is understood that any violation of the restrictions of this Section 8.6(a) in any material respect by any Representative of KAVL or any KAVL Company shall be deemed a material breach of this agreement by KAVL.

(b)         Notwithstanding the restrictions set forth in Section 8.6(a), if, prior to the Required KAVL Stockholder Approval, in response to an unsolicited written, bona fide Takeover Proposal from a third party that the KAVL Board determines in good faith (after consultation with its financial advisors and independent outside legal counsel) is, or would reasonably be expected to result in or lead to, a Superior Proposal, KAVL and its Representatives may, subject to KAVL giving Delta prompt written notice (which notice shall contain a description of the material terms and conditions pertinent thereto and the other parties thereto), and a statement to the effect that the KAVL Board has made the determination required by this Section 8.6(b) in respect thereof and that KAVL intends to furnish non-public information to, or enter into discussions or negotiations with, such Person):

(i)      furnish information with respect to KAVL and each KAVL Company to the Person making such Takeover Proposal and its representatives pursuant to a confidentiality agreement that contains terms no less favorable to KAVL than the terms of the confidentiality provisions of this Agreement or any non-disclosure agreement entered into between KAVL and Delta (except that such confidentiality agreement shall contain additional provisions that expressly permit KAVL to comply with the provisions of this Section 8.6), provided, that a copy of all such information is delivered simultaneously to Delta to the extent it has not previously been so furnished to Delta, and

(ii)     engage in such negotiations or discussions with the Person making such Takeover Proposal as the KAVL Board shall determine in good faith that the failure to take such action would be reasonably likely to violate the fiduciary duties of the KAVL Board to KAVL’s stockholders under applicable Law.

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(c)         Except as otherwise permitted by Section 8.6(d), neither the KAVL Board nor any committee thereof shall (i) withdraw, qualify, modify, change or amend (or propose publicly to withdraw, qualify, modify, change or amend) in any manner adverse to Delta, Pubco or Merger Sub, the KAVL Board recommendation regarding the Transactions, or fail to include a recommendation in the Proxy Statement to approve the Transactions, (ii) approve or recommend or propose publicly to approve or recommend, any Takeover Proposal (any of the foregoing in clause (i) or (ii), a “Change in Recommendation”), (iii) take any action to exempt any Person (other than Delta, Pubco, Merger Sub and their respective Affiliates) from the restrictions contained in any takeover Law or otherwise cause such restrictions not to apply, (iv) enter into any agreement, agreement-in-principle or letter of intent with respect to, or accept, any Takeover Proposal, or (v) enter into any agreement, agreement-in-principle or letter of intent requiring Company (whether or not subject to conditions) to abandon, terminate or fail to consummate the Transactions or breach its obligations under this Agreement.

(d)         Notwithstanding the provisions of this Section 8.6, at any time prior to the Required KAVL Stockholder Approval, the KAVL Board (or applicable committee thereof) may:

(i)      in the absence of a Takeover Proposal, make a Change in Recommendation if a material event or change in circumstances has occurred after the date hereof that was not known or reasonably foreseeable by KAVL prior to the date hereof and the KAVL Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be reasonably likely to violate the fiduciary duties of the KAVL Board to KAVL’s stockholders under applicable Law, or

(ii)     if the KAVL Board (or the applicable committee thereof) has received a written, bona fide Takeover Proposal (that has not been withdrawn) that constitutes a Superior Proposal, and such Takeover Proposal shall not have resulted from a breach or violation of the terms of this Section 8.6, terminate this Agreement to authorize and allow KAVL to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if, prior to the KAVL Board taking any such action contemplated by clauses (i) or (ii): (A) KAVL shall have provided to Delta prompt written notice advising Delta of the decision of the KAVL Board to take such action and the reasons therefor; (B) KAVL shall have given Delta five (5) Business Days after the date of delivery of such notice to propose revisions to the terms of this Agreement or make another proposal and, if Delta proposes to revise the terms of this Agreement or make another proposal, KAVL shall have, during such period, negotiated in good faith with Delta with respect to such proposed revisions or other proposal and to make such adjustments in the terms and conditions of this Agreement as would permit KAVL or the KAVL Board not to accept such Takeover Proposal without being in violation of the fiduciary duties of KAVL’s directors (it being agreed that any material changes to any Takeover Proposal shall require delivery of a new notice and a new period of five (5) Business Days after the date of such delivery for negotiations between Delta and KAVL); and (C) with respect to any Takeover Proposal contemplated by clause (ii), the KAVL Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and after considering the results of such negotiations and giving effect to the proposals made by Delta, if any, that such Takeover Proposal constitutes a Superior Proposal.

(e)         Nothing contained in this Agreement shall prohibit KAVL or the KAVL Board from (i) taking and disclosing to the stockholders of KAVL a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act) or (ii) making a “stop, look and listen” communication to the stockholders of KAVL pursuant to Rule 14d-9(f) under the Exchange Act, in each case provided KAVL has otherwise complied with the terms of this Section 8.6(e), provided, however, that any disclosure made by KAVL or the KAVL Board pursuant to Rules 14d-9 or 14e-2(a) will be limited to a statement that KAVL is unable to take a position with respect to the bidder’s tender offer unless the KAVL Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Laws; provided, further, that (x) in the case of each of the foregoing clauses (i) and (ii), any such disclosure or public statement shall be deemed to be a Change in Recommendation subject to the terms and conditions of this Agreement unless the KAVL Board reaffirms the KAVL Board Recommendation in such disclosure or public statement; and (y) KAVL shall not affect a Change in Recommendation unless specifically permitted pursuant to the terms of this Section 8.6(e).

(f)          In addition to the other obligations of KAVL set forth in this Section 8.6, KAVL shall promptly, and in any case within twenty-four (24) hours of its receipt, advise Delta orally and in writing of any request for information with respect to any Takeover Proposal, or any inquiry with respect to or which could reasonably be

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expected to result in a Takeover Proposal, and the material terms and conditions of such request, Takeover Proposal or inquiry. KAVL shall keep Delta informed on a reasonably current basis of the status and material terms and conditions (including all material amendments or proposed material amendments) of any such Takeover Proposal or inquiry. In addition to the foregoing, KAVL shall provide Delta with at least twenty-four (24) hours prior notice of a meeting of the KAVL Board (or such lesser notice as is provided to the members of the KAVL Board) at which the KAVL Board is reasonably expected to consider a Takeover Proposal.

(g)         As a requirement and precondition to KAVL accepting a Takeover Proposal which is a Superior Proposal or effecting a Change in Recommendation, contemporaneously with the acceptance of the Takeover Proposal or Change in Recommendation, KAVL shall terminate this Agreement pursuant to Section 10.1(i) and pay to Delta, by wire transfer of immediately available funds, the Superior Proposal Termination Fee as defined in Section 10.4. For the avoidance of doubt, it shall be a condition to the acceptance of a Superior Proposal or a Change in Recommendation that the Superior Proposal Termination Fee be paid at the time set forth in Section 10.4(a).

8.7              No Trading. Delta, Pubco, Merger Sub and the Sellers each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of KAVL, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Delta, Pubco, Merger Sub and the Sellers each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of KAVL, communicate such information to any third party, take any other action with respect to KAVL in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.8               Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates (or, with respect to Delta, any Seller): (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates (or, with respect to Delta, any Seller) hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates (or, with respect to Delta, any Seller); (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to set forth in Article IX not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates (or, with respect to Delta, any Seller), or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates (or, with respect to Delta, any Seller) with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.9              Efforts.

(a)         Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)         In furtherance and not in limitation of Section 8.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including

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by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. The Parties agree that any fees, costs and expenses in connection with any filings required under Antitrust Laws pursuant to this Section 8.9(b) shall be borne by Delta.

(c)         As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives (or with respect to Delta, any Seller) receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d)         Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts. With respect to Pubco, during the Interim Period, Delta, Pubco and Merger Sub shall take all reasonable actions necessary to cause Pubco to qualify as “foreign private issuer” as such term is defined Rule 3b-4 under the Exchange Act and to maintain such status through the Closing.

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8.10            Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

8.11            The Registration Statement.

(a)         As promptly as practicable after the date hereof, KAVL and Pubco shall prepare with the assistance of Delta and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued under this Agreement to the holders of KAVL Securities at the Effective Time, which Registration Statement will also contain a proxy statement of KAVL (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from KAVL stockholders for the matters to be acted upon at the Special Stockholder Meeting.

(b)         The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from KAVL stockholders to vote, at a special meeting of KAVL stockholders to be called and held for such purpose (the “Special Stockholder Meeting”), in favor of resolutions approving (A) the adoption and approval of this Agreement and the Transactions (including, to the extent required, the issuance of any securities in any Transaction Financing), by the holders of KAVL Stock in accordance with KAVL’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq, (B) the adoption and approval of a new Equity Incentive Plan for Pubco, in form and substance to be mutually agreed by Pubco, Delta and KAVL prior to the Closing (the “Pubco Equity Plan”), which will provide that the total awards under such Pubco Equity Plan will be a number of Pubco Ordinary Shares equal to fifteen percent (15%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing, and containing a customary “evergreen” provision equal to two percent (2%) of the outstanding Pubco Ordinary Shares on a fully diluted basis per annum, (C) the appointment, and designation of classes, of the members of the Post-Closing Pubco Board, in each case in accordance with Section 8.14 hereof, (D) such other matters as Delta, Pubco and KAVL shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (A) through (D), collectively, the “Stockholder Approval Matters”), and (E) the adjournment of the Special Stockholder Meeting, if necessary or desirable in the reasonable determination of KAVL.

(c)         If, on the date one (1) day immediately preceding the date for which the Special Stockholder Meeting is scheduled, KAVL reasonably believes that it will not receive proxies representing a sufficient number of shares to obtain the Required KAVL Stockholder Approval, whether or not a quorum is present, or KAVL will not have sufficient shares of KAVL Stock to constitute a quorum, KAVL may in its sole discretion make one or more successive postponements or adjournments of the Special Stockholder Meeting as long as such Special Stockholder Meeting is not postponed more than five (5) days for each postponement or adjournment or an aggregate of ten (10) days for all such postponements or adjournments. In connection with the Registration Statement, KAVL and Pubco shall file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in KAVL’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. KAVL and Pubco shall cooperate and provide Delta (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. Delta shall provide KAVL with such information concerning the Delta Companies and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by Delta shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(d)         Pubco shall use commercially reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby, which shall include reasonable best efforts to cause to be delivered to consent from its independent auditors, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by

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independent public accountants in connection with registration statements on Form F-4 under the Securities Act. Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement and the Special Stockholder Meeting, respectively. Each of KAVL, Pubco and Delta shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to Delta, Pubco, KAVL and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Pubco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to KAVL’s stockholders to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and KAVL’s Organizational Documents; provided, however, Pubco may not amend the Registration Statement without KAVL’s written consent.

(e)         KAVL and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. KAVL and Pubco shall provide Delta with copies of any written comments, and shall inform Delta of any material oral comments, that KAVL, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Special Stockholder Meeting promptly after the receipt of such comments and shall give Delta a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(f)          As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, KAVL and Pubco shall distribute the Registration Statement to KAVL’s stockholders and, pursuant thereto, shall call the Special Stockholder Meeting in accordance with the DGCL for a date no later than forty (40) days following the effectiveness of the Registration Statement. KAVL shall use its reasonable best efforts to solicit from the holders of KAVL Common Stock proxies in favor of the Required KAVL Stockholder Approval prior to the Special Stockholder Meeting, and KAVL shall take all other actions reasonably necessary or advisable to secure the Required KAVL Stockholder Approval, including enforcing the Voting Agreements.

(g)         KAVL and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, KAVL’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Special Stockholder Meeting.

(h)         From the Voting Agreement Delivery Date through the receipt of the Required KAVL Stockholder Approval, the Voting Agreements executed and delivered by the holders of KAVL Securities and KAVL to Delta and Pubco will include holders of KAVL Securities obligated thereunder representing at least the Required KAVL Stockholder Approval, and such Voting Agreements shall remain in full force and effect through the receipt of the Required KAVL Stockholder Approval (together, the “Voting Agreement Requirements”). KAVL will use its best efforts to deliver to Delta and Pubco on or prior to the Voting Agreement Delivery Date Voting Agreements duly executed by KAVL and the holders of KAVL Securities sufficient to meet the Voting Agreement Requirements. If after the Voting Agreement Delivery Date and prior to the receipt of the Required KAVL Stockholder Approval, the holders of any KAVL Warrants or KAVL Stock Options exercise such KAVL Stock Options into shares of KAVL Common Stock, and as a result of such exercise, the Voting Agreement Requirements are no longer met, then the cash proceeds to KAVL of such exercise shall be used by KAVL to repurchase a number of shares of KAVL Common Stock in the open market equal to the lesser of (i) the number of shares of KAVL Common Stock needed to be repurchased so that the Voting Agreements Requirements are then met and (ii) the number of shares of KAVL Common Stock that may be repurchased by KAVL using such proceeds based on market prices and conditions. For the avoidance of doubt, without the prior written consent of Delta, during the Interim Period, the KAVL Companies shall not use any additional cash other than the proceeds from the exercise of such KAVL Warrants or KAVL Stock Options to repurchase shares of KAVL Common Stock. To the extent that the exercise of such KAVL Warrants or KAVL Stock Options do not cause the Voting Agreement Requirements to no longer be met (including after giving effect to the repurchase of KAVL Common Stock by KAVL on the open market in accordance with this Section 8.11(h)), then the proceeds from the exercise of such KAVL Warrants or KAVL Stock Options may be used by the KAVL Companies

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to pay ordinary expenses of the KAVL Companies, make severance payments to KAVL executive officers and/or dividend distributions to holders of KAVL Stock immediately prior to the Closing (provided, that any such dividend distribution shall be made within thirty (30) days after the Closing to such holders of KAVL Stock), so long as, in each case, such payments or distributions do not cause, and would not reasonably be expect to cause, KAVL to fail to satisfy the condition to the Closing set forth in Section 9.2(e). During the Interim Period, KAVL shall notify Delta in writing within two (2) Business Days of (i) any exercise of any KAVL Warrant or KAVL Stock Option, with such notification identifying the number of KAVL Warrants or KAVL Stock Options exercised, their exercise price and the number of shares issued with respect to such exercise and (ii) any purchase of shares of KAVL Common Stock in the open market to meet the Voting Agreement Requirements in accordance with this Section 8.11(h).

8.12            Public Announcements.

(a)         The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of KAVL, Pubco and Delta, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)         The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within twenty-four (24) hours thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release and within four (4) Business Days of execution of this Agreement, KAVL shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which Delta shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with Delta reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within twenty-four (24) hours thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release and within four (4) Business Days of execution of this Agreement, Pubco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which KAVL shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

8.13            Confidential Information.

(a)         Delta, Pubco, Merger Sub and the Sellers agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any KAVL Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the KAVL Confidential Information without KAVL’s prior written consent; and (ii) in the event that Delta, Pubco, Merger Sub, any Seller or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any KAVL Confidential Information, (A) provide KAVL to the extent legally permitted with prompt written notice of such requirement so that KAVL or an Affiliate thereof may seek, at KAVL’s cost, a protective Order or other remedy or waive compliance with this

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Section 8.13(a), and (B) in the event that such protective Order or other remedy is not obtained, or KAVL waives compliance with this Section 8.13(a), furnish only that portion of such KAVL Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such KAVL Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, Delta, Pubco, Merger Sub and the Sellers shall, and shall cause their respective Representatives to, promptly deliver to KAVL or destroy (at KAVL’s election) any and all copies (in whatever form or medium) of KAVL Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon.

(b)         KAVL hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Delta Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of Delta Confidential Information without Delta’s prior written consent; and (ii) in the event that KAVL or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any Delta Confidential Information, (A) provide Delta to the extent legally permitted with prompt written notice of such requirement so that Delta may seek, at Delta’s sole expense, a protective Order or other remedy or waive compliance with this Section 8.13(b) and (B) in the event that such protective Order or other remedy is not obtained, or Delta waives compliance with this Section 8.13(b), furnish only that portion of such Delta Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Delta Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, KAVL shall, and shall cause its Representatives to, promptly deliver to Delta or destroy (at Delta’s election) any and all copies (in whatever form or medium) of Delta Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, KAVL and its Representatives shall be permitted to disclose any and all Delta Confidential Information to the extent required by the Federal Securities Laws.

8.14            Post-Closing Board of Directors and Executive Officers.

(a)         The Parties shall take all necessary action, including causing the directors of the Pubco to resign, so that effective as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of not less than five (5) and not greater than seven (7) individuals, as such number is determined by Delta prior to the Closing. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Pubco Board (i) one (1) individual that is designated by KAVL prior to the Closing who will be reasonably acceptable to Delta (the “KAVL Director”); and (ii) up to six (6) individuals (as applicable) that are designated by Delta prior to the Closing (the “Delta Directors”). Immediately after the Closing, a majority of the directors on the Post-Closing Board shall be independent directors in accordance with the requirements of the applicable Stock Exchange and satisfy any minimum diversity requirements of the applicable Stock Exchange in effect at such time. Pursuant to the Amended Pubco Charter as in effect as of the Closing, the Post-Closing Pubco Board shall be a classified board with three classes of directors, with (A) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing. The KAVL Director shall be a Class A Director, and the remaining allocation of directors among the classes for the Post-Closing Pubco Board shall be determined by Delta prior to the Closing.

(b)         The Parties shall take all action necessary, including causing the executive officers of Pubco to either resign or be removed from their office, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of Delta immediately prior to the Closing (unless Delta desires to appoint another qualified person to serve in either such role, in which case, such other person identified by Delta shall serve in such role).

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8.15            Indemnification of Directors and Officers; Tail Insurance.

(a)         The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of KAVL and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of KAVL (the “KAVL D&O Indemnified Persons”) as provided in KAVL’s Organizational Documents or under any indemnification, employment or other similar agreements between any KAVL D&O Indemnified Person and KAVL, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of KAVL to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to KAVL D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of KAVL to the extent permitted by applicable Law.

(b)         The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of Delta and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Delta (the “Delta D&O Indemnified Persons”) as provided in Delta’s Organizational Documents or under any indemnification, employment or other similar agreements between any Delta D&O Indemnified Person and Delta, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of Delta to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to Delta D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of Delta to the extent permitted by applicable Law.

(c)         The provisions of this Section 8.15 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the KAVL D&O Indemnified Persons and the Delta D&O Indemnified Persons and their respective heirs and representatives.

(d)         For the benefit of KAVL’s directors and officers, KAVL shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than KAVL’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Pubco and KAVL shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Pubco and KAVL shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance.

8.16            Employment Agreements. Prior to the Closing, Delta and KAVL shall use its reasonable best efforts to cause the current Chief Executive Officer and Chief Financial Officer of Delta to enter into the Employment Agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to Delta and KAVL, between each such person and Pubco.

8.17            Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, indirect and other substantially similar Taxes (including any indirect capital gains taxes) and fees incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be borne by Pubco. Pubco shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and each of KAVL and Delta agrees to cooperate in the filing of such Tax Returns and other documentation, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns and other documentation.

8.18            Tax Matters. Each of the Parties (together with each of its respective Affiliates) shall use its reasonable best efforts to cause, taken together, the Merger and the Share Exchange to qualify as an exchange described in Section 351 of the Code and as a “reorganization” within the meaning of Section 368(a) of the Code, and shall not take any action or fail to take any action that could reasonably be expected to impede or prevent, taken together, the Merger and the Share Exchange from qualifying as an exchange described in Section 351 of the Code or as a reorganization within the meaning of Section 368(a) of the Code.

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8.19            Section 16 Matters. Subject to the following sentence, prior to the Effective Time, Pubco, Delta and KAVL will take all such steps as may be required (to the extent permitted under applicable Laws and no-action letters issued by the SEC) to cause any acquisition of Pubco Ordinary Shares (including derivative securities with respect to Pubco Ordinary Shares) by each Person (including any director by deputization) who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Pubco, to be exempt under Rule 16b-3 under the Exchange Act. At least ten (10) days prior to the Closing Date, KAVL will furnish the following information to Pubco for each Person who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to KAVL: (a) the number of shares of KAVL Stock held by such Person and expected to be exchanged for Pubco Ordinary Shares pursuant to the Transaction and (b) the number of other derivative securities (if any) with respect to KAVL Stock held by such individual and expected to be converted into Pubco Ordinary Shares or derivative securities with respect to Merger Sub Common Stock in connection with the Transactions.

8.20            Delta Management Transfers. The Parties acknowledge that during the Interim Period, the Sellers intend to transfer a portion of their economic interests in Delta to certain members of the management of Delta, whether by direct transfer of Delta Shares, issuance of additional Delta Shares or Delta Convertible Shares or by transfer or issuance of shares or other securities of the Sellers. The Parties agree to reasonably cooperate with such efforts by the Sellers, including providing consents under, or amending, this Agreement to implement such transfers, so long as in each case, such transfers do not adversely affect the economic rights of the holders of KAVL Securities under this Agreement or the amounts otherwise payable to Maxim under the Amended Maxim Agreement, and such members of management are subject to the terms of a Seller Lock-Up Agreement and the Registration Rights Agreement with respect to any shares received.

8.21            Listing. Pubco shall use its commercially reasonable efforts, (a) to the extent required by the rules and regulations of the applicable Stock Exchange, to prepare and submit to Nasdaq or another national exchange mutually agreed by Delta and KAVL acting reasonably (Nasdaq or such other national exchange, the “Stock Exchange”) a notification form for the listing of the Pubco Ordinary Shares to be issued in connection with the Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance) and (b) to the extent required by Nasdaq Marketplace Rule 5110 (or similar rule of an alternative Stock Exchange agreed by the Delta and KAVL), to file an initial listing application for the Pubco Ordinary Shares on the applicable Stock Exchange (the “Exchange Listing Application”) and to cause such Exchange Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Stock Exchange rules and regulations. KAVL and Delta will cooperate with Pubco as reasonably requested by Pubco with respect to the Exchange Listing Application and promptly furnish to Pubco all information concerning the Delta Companies, or KAVL and its stockholders, as applicable, that may be required or reasonably requested in connection with any action contemplated by this Section 8.21. Without limiting the foregoing, the Parties agree that in the event that the price per share of KAVL Common Stock upon the Effective Time is not reasonably expected by the Parties to be significantly in excess of the minimum Nasdaq listing requirements, the Parties will amend this Agreement to reduce the ratio into which KAVL Common Stock converts into Pubco Ordinary Shares from one-to-one to such number that the Parties reasonably expect would result in the price per share of KAVL Common Stock upon the Effective Time being significantly in excess of the minimum Nasdaq listing requirements (and which will accordingly reduce the conversion ratio of other KAVL Securities, Delta Securities and Maxim Fee Shares and Maxim Earnout Shares hereunder).

8.22            Amended Maxim Agreement. Simultaneously with the execution and delivery of this Agreement, KAVL, Delta, Pubco and Maxim have entered into a letter agreement (the “Amended Maxim Agreement”) providing that: (a) notwithstanding anything to contrary contained in the Maxim Delta Engagement Agreement and/or the Maxim KAVL Advisory Agreement, the Advisory Fee (as defined as Success Fee in the Maxim Delta Engagement Agreement and the Maxim KAVL Advisory Agreement) shall be the Maxim Fee Shares, in the aggregate of all Advisory Fee(s) set forth in the Maxim Delta Engagement Agreement and in the Maxim KAVL Advisory Agreement together; provided, however, that, in the event of payment of the Delta Earnout Shares, such Advisory Fee shall include the Maxim Earnout Shares which shall be issued to Maxim pursuant to this Agreement; (b) upon the Closing, the Maxim KAVL Advisory Agreement shall terminate and none of the provisions in the Maxim KAVL Advisory Agreement shall survive such termination (including provisions in the Maxim KAVL Advisory Agreement which would otherwise survive termination or be effective following termination); provided, however, that the obligations of KAVL in Sections 7 and 17 and Exhibit A of the Maxim KAVL Advisory Agreement, and the obligation to pay the Maxim Earnout Shares as provided therein, shall survive such termination (and the parties thereto further agree that there shall be no

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duplication of compensation for any Transaction Financing, between or among any of the Maxim KAVL Advisory Agreement, the Maxim Delta Engagement Agreement and/or the Delta Placement Agency Agreement); (c) upon the Closing the Maxim KAVL Placement Agreement shall terminate, and none of the provisions in the Maxim KAVL Placement Agreement shall survive such termination (including provisions in the Maxim KAVL Placement Agreement which would otherwise survive termination or be effective following termination; provided, however, that Section 4 (and Addendum A incorporated by reference), Section 7 and Section 13 thereof shall survive such termination)), and (d) the provisions of the Maxim Delta Engagement Agreement are agreed to not apply to this Agreement and/or the Transactions (as defined in this Agreement), including, without limitation, any fees or expense reimbursement provided in the Maxim Delta Engagement Agreement; provided, however, that: (i) with respect to any Transaction Financing which is an Alternative Offering (as defined in the Maxim Delta Engagement Agreement), which is not an Excluded Financing (as defined in the Maxim Delta Engagement Agreement) Maxim shall be entitled to the compensation as provided in the Maxim Delta Engagement Agreement; (ii) the provisions of Paragraphs 14 and 15(b) of the Maxim Delta Engagement Agreement shall apply to Pubco and its subsidiaries (and each of their successors), including Delta and Kaival, after the Closing with respect to any transactions specified in such paragraphs by Pubco or its subsidiaries (and each of their successors), for a period of 12 months following the Closing (and all conditions precedent to those rights, for such rights to commence as of Closing (other than Maxim accepting the offer pursuant to any right of first refusal), shall be deemed to have occurred as of the Closing), and (iii) with respect to Paragraph 15(b) of the Maxim Delta Engagement Agreement, the twelve (12) month period specified in such Paragraph 15(b) and subsection 4(ii) of the Amended Maxim Agreement, will include any investors set forth on a schedule to the Amended Maxim Agreement.

8.23            Transaction Financing. Without limiting anything to the contrary contained herein, during the Interim Period, Delta and Pubco may enter into financing agreements (“Financing Agreements”) on such terms and structuring as Delta and KAVL shall mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed; provided, however, in no event shall KAVL’s consent be deemed unreasonably withheld, conditioned or delayed with respect to any Financing Agreement that provides for the issuance by Pubco or Delta of equity or equity-linked securities (including convertible debt) either (i) in excess of $5,000,000 in the aggregate for all Financing Agreements or (ii) at a price per share (including a conversion price, exercise price or floor price) of less than $1.00 per Pubco Ordinary Share (such $1.00 price subject to proportionate increase in the event that the ratio into which KAVL Common Stock converts into Pubco Ordinary Shares is reduced pursuant to the last sentence of Section 8.21) (collectively, the “Transaction Financing”). KAVL, Delta and Pubco shall, and shall cause their respective Representatives to, reasonably cooperate with the others in connection with such Financing Agreements, including with respect to KAVL, becoming party to such Financing Agreements, subject to the provisions of this Section 8.23. The Transaction Financing may be structured as common equity, convertible preferred equity, convertible debt, a committed equity facility, debt facility, and/or other sources of cash proceeds, in each case, whether such investment is into KAVL (at or after the Closing), Delta or Pubco. KAVL, Pubco and Delta shall use their commercially reasonable efforts to consummate the Transaction Financing in accordance with the executed Financing Agreements. For purposes of clarity, KAVL shall not be required to enter into any Financing Agreements during the Interim Period if such Transaction Financing would create liability for KAVL during the Interim Period or thereafter if this Agreement is terminated prior to the Closing.

Article IX
CLOSING CONDITIONS

9.1              Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by Delta and KAVL of the following conditions:

(a)         Required KAVL Stockholder Approval. The Stockholder Approval Matters that are submitted to the vote of the stockholders of KAVL at the Special Stockholder Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of KAVL at the Special Stockholder Meeting in accordance with KAVL’s Organizational Documents, applicable Law and the Proxy Statement (the “Required KAVL Stockholder Approval”).

(b)         Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(c)         Requisite Regulatory Approvals. All Consents set forth in Schedule 9.1(c) shall have been obtained.

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(d)         Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 9.1(d) shall have each been obtained or made.

(e)         No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(f)          Appointment to the Board. The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 8.14.

(g)         Pubco Charter Amendment. At or prior to the Closing, the shareholders of Pubco shall have amended and restated the memorandum and articles of association of Pubco in form and substance as shall have been mutually agreed by Pubco, Delta and KAVL prior to the Closing (the “Amended Pubco Charter”).

(h)         Foreign Private Issuer Status. Each of Delta and KAVL shall have received evidence reasonably satisfactory to such Party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing.

(i)          Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.

(j)          Stock Exchange Listing. The Pubco Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on a Stock Exchange, subject to official notice of issuance.

9.2              Conditions to Obligations of Delta, Pubco, Merger Sub and the Sellers. In addition to the conditions specified in Section 9.1, the obligations of Delta, Pubco, Merger Sub and the Sellers to consummate the Transactions are subject to the satisfaction or written waiver (by Delta and Pubco) of the following conditions:

(a)         Representations and Warranties. All of the representations and warranties of KAVL set forth in Article IV of this Agreement and in any certificate delivered by or on behalf of KAVL pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, KAVL.

(b)         Agreements and Covenants. KAVL shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)         No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to KAVL since the date of this Agreement which is continuing and uncured.

(d)         Certain Ancillary Documents. Each KAVL Holder Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)         Cash and Cash Equivalents; Indebtedness. Upon the Closing, KAVL shall have (i) no Indebtedness, (ii) an amount in unrestricted cash and cash equivalents at least equal to KAVL’s accrued but unpaid Expenses (including the D&O Tail Insurance premiums) and (iii) no stand-by equity lines, preferred equity, warrants, options, derivatives or any other convertible securities outstanding (other than the KAVL Warrants to become Pubco Warrants that are issued and outstanding as of the date of this Agreement).

(f)          Amended Maxim Agreement. The Amended Maxim Agreement shall be in full force and effect as of the Closing.

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(g)         Novation or Termination of PMI Documentation. In the event of any Novation (as contemplated by section 8.3(b) hereof), the Novation Agreement shall be in full force and effect as of Closing, and/or in the event of a termination of any of the PMI License or PMI License Documents, the Termination Agreement shall be in full force and effect as of the Closing, and in either case each of Bidi and KAVL (or KBI) shall have entered into the Bidi License Document Amendments.

(h)         Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 9.2(h) shall have each been obtained or made, and PMI has waived any right to termination of the PMI License Documents for events or transactions prior to or in connection with the Transactions, except pursuant to a Novation Agreement or Termination Agreement.

(i)          Closing Deliveries.

(i)      Officer Certificate. KAVL shall have delivered to Delta and Pubco a certificate, dated the Closing Date, signed by an executive officer of KAVL in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c) with respect to KAVL.

(ii)     Secretary Certificate. KAVL shall have delivered to Delta and Pubco a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of KAVL’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of KAVL’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required KAVL Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which KAVL is or is required to be a party or otherwise bound.

(iii)    Good Standing. KAVL shall have delivered to Delta and Pubco a good standing certificate (or similar documents applicable for such jurisdictions) for KAVL certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of KAVL’s jurisdiction of organization and from each other jurisdiction in which KAVL is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv)    Registration Rights Agreement. Delta and Pubco shall have received a copy of the Registration Rights Agreement, in form and substance reasonably acceptable to KAVL And Delta, duly executed by KAVL and the holders of KAVL Stock that are expected to be affiliates of Pubco for U.S. securities Laws purposes after the Closing.

9.3              Conditions to Obligations of KAVL. In addition to the conditions specified in Section 9.1, the obligations of KAVL to consummate the Transactions are subject to the satisfaction or written waiver (by KAVL) of the following conditions:

(a)         Representations and Warranties. All of the representations and warranties of Delta, Pubco, Merger Sub and the Sellers set forth in Article V, Article VI and Article VII of this Agreement and in any certificate delivered by or on behalf of Delta, Pubco, Merger Sub or any Seller pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Delta or Pubco.

(b)         Agreements and Covenants. Delta, Pubco, Merger Sub and the Sellers shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)         No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Delta or Pubco since the date of this Agreement which is continuing and uncured.

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(d)         Certain Ancillary Documents. Each Seller Lock-Up Agreement and the Registration Rights Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)         Share Exchange. The Share Exchange shall have been effectuated in accordance with Section 2.1.

(f)          Closing Deliveries.

(i)         Officer Certificate. KAVL shall have received a certificate from Delta, dated as the Closing Date, signed by an executive officer of Delta in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c). Pubco shall have delivered to KAVL a certificate, dated the Closing Date, signed by an executive officer of Pubco in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c) with respect to Pubco and Merger Sub, as applicable.

(ii)        Seller Certificate. KAVL shall have received a certificate from each Seller, dated as the Closing Date, signed by such Seller, certifying as to the satisfaction of the conditions specified in Sections 9.3(a) and 9.3(b) with respect to such Seller.

(iii)      Secretary Certificates. Delta and Pubco shall each have delivered to KAVL a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, and (C) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(iv)       Good Standing. Delta shall have delivered to KAVL a good standing certificate (or similar documents applicable for such jurisdictions) for Delta certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Delta’s jurisdiction of organization and from each other jurisdiction in which Delta is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions. Pubco shall have delivered to KAVL good standing certificates (or similar documents applicable for such jurisdictions) for each of Pubco and Merger Sub certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Pubco’s and Merger Sub’s jurisdiction of organization and from each other jurisdiction in which Pubco or Merger Sub is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(v)        Tax Opinions. At or prior to the Closing, Sichenzia Ross Ference Carmel LLP, counsel for KAVL, and EGS, U.S. counsel for Delta, Pubco, Merger Sub and the Seller, each shall have delivered a tax opinion, dated as of the Closing Date, that the Transactions should be treated as an exchange described in Section 351 of the Code.

(vi)       Registration Rights Agreement. KAVL shall have received a copy of the Registration Rights Agreement, in form and substance reasonably acceptable to KAVL And Delta, duly executed by Delta, Pubco and the Sellers.

9.4              Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to Delta, any Delta Company, any Seller, Pubco or Merger Sub) to comply with or perform any of its covenants or obligations set forth in this Agreement.

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Article X
TERMINATION AND EXPENSES

10.1            Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)         by mutual written consent of KAVL and Delta;

(b)         by written notice by KAVL or Delta if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived by February 15, 2025 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or, with respect to Delta, any Seller) of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)         by written notice by either KAVL or Delta if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or, with respect to Delta, any Seller) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d)         by written notice by Delta to KAVL, if (i) there has been a breach by KAVL of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of KAVL shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to KAVL by Delta or (B) the Outside Date; provided, that Delta shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if at such time Delta, Pubco, Merger Sub or any Seller is in material uncured breach of this Agreement;

(e)         by written notice by KAVL to Delta, if (i) there has been a breach by Delta, Pubco, Merger Sub or any Seller of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Delta by KAVL or (B) the Outside Date; provided, that KAVL shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if at such time KAVL is in material uncured breach of this Agreement;

(f)          by written notice by KAVL to Delta, if there shall have been a Material Adverse Effect on the Delta or Pubco following the date of this Agreement which is uncured and continuing;

(g)         by written notice by Delta to KAVL, if there shall have been a Material Adverse Effect on KAVL following the date of this Agreement which is uncured and continuing;

(h)         by written notice by either KAVL or Delta to the other if the Special Stockholder Meeting is held (including any adjournment or postponement thereof) and has concluded, KAVL’s stockholders have duly voted, and the Required KAVL Stockholder Approval was not obtained;

(i)          by written notice by KAVL to Delta, if KAVL accepts a Takeover Proposal which is a Superior Proposal or effects a Change in Recommendation, in either case in compliance with the requirements of Section 8.6, contemporaneously with the acceptance of the Takeover Proposal or Change in Recommendation;

(j)          by written notice by Delta to KAVL, if KAVL accepts a Takeover Proposal which is a Superior Proposal or effects a Change in Recommendation; or

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(k)         by written notice by Delta to KAVL, if KAVL has not delivered to Delta and Pubco duly executed copies of Voting Agreements by KAVL and the holders of KAVL Securities obligated thereunder representing at least the Required KAVL Stockholder Approval on or prior to the Voting Agreement Delivery Date.

10.2            Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 10.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 10.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 8.12, 8.13, 10.3, 10.4, Article XII and this Section 10.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in Section 10.4 and this Section 10.2 (but subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 12.7), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 10.1.

10.3            Fees and Expenses. Except as expressly otherwise set forth in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

10.4            Termination Fees.

(a)         Notwithstanding Sections 10.2 and 10.3 above, in the event that Delta terminates this Agreement pursuant to Section 10.1(d) as a result of a willful breach of this Agreement by KAVL or a Fraud Claim against KAVL, then KAVL shall pay to Delta a termination fee in cash equal to Seven Hundred Fifty Thousand Dollars ($750,000) plus a disbursement of all documented, out-of-pocket expenses up to Two Hundred Fifty Thousand Dollars ($250,000) (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) (the “KAVL Termination Fee”); provided that no KAVL Termination Fee shall be payable in the event that this Agreement is terminated for failure of KAVL to obtain the Required KAVL Stockholder Approval so long as KAVL has held the Special Stockholder Meeting in accordance with applicable Law effective in accordance of the provisions of the Securities Act. Any KAVL Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by Delta within three (3) Business Days of the notice of such termination.

(b)         Notwithstanding Sections 10.2 and 10.3 above, in the event that KAVL terminates this Agreement pursuant to Section 10.1(e) as a result of a willful breach of this Agreement by Delta or a Fraud Claim against Delta, then Delta shall pay to KAVL a termination fee in cash equal to Seven Hundred Fifty Thousand Dollars ($750,000) plus a disbursement of all documented, out-of-pocket expenses up to Two Hundred Fifty Thousand Dollars ($250,000) (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) (the “Delta Termination Fee”); provided that no Delta Termination Fee shall be payable in the event that this Agreement is terminated for failure of (x) KAVL to obtain the Required KAVL Stockholder Approval so long as KAVL has held the Special Stockholder Meeting in accordance with applicable Law or (y) the Registration Statement to have been deemed effective subject to the applicable provisions of Securities Act. Any Delta Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by Delta within three (3) Business Days of the notice of such termination.

(c)         Notwithstanding Sections 10.2 and 10.3 above, in the event that KAVL terminates this Agreement pursuant to Section 10.1(i) or Delta terminates this Agreement pursuant to Section 10.1(j), contemporaneously with the acceptance of the Takeover Proposal or Change in Recommendation, KAVL shall pay

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to Delta, by wire transfer of immediately available funds, a termination fee equal to (i) One Million Three Hundred Thousand Dollars ($1,300,000), plus (ii) the amount of all documented, reasonable out-of-pocket costs, fees and expenses incurred by Delta (including, without limitation, any documented reasonable fees, costs and expenses incurred by Delta for consultants, advisors and attorneys), up to an aggregate of One Million Dollars ($1,000,000) (the “Superior Proposal Termination Fee”).

(d)         Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement in circumstances where a Termination Fee is payable under this Section 10.4, the payment of such Termination Fee shall, in light of the difficulty of accurately determining actual damages, constitute liquidated damages with respect to any claim for damages or any other claim which the Party entitled to the termination fee or its Affiliates would otherwise be entitled to assert against the other Party or its Affiliates or any of their respective assets, or against any of their respective directors, officers, employees or shareholders with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to the Party entitled to the Termination Fee or its Affiliates, provided, that the foregoing shall not limit (x) the other Party or its Affiliates from Liability for any Fraud Claim relating to events occurring prior to termination of this Agreement or (y) the rights of Delta or KAVL, as the case may be, to seek specific performance or other injunctive relief in lieu of terminating this Agreement.

Article XI
WAIVERS AND Releases

11.1            Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, each Seller, on behalf of itself and its Affiliates that owns any share or other equity interest in or of such Seller (the “Releasing Persons”), hereby releases and discharges the Delta Companies from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Delta Companies as a result of such Seller’s capacity as a holder of capital shares or other securities of Delta or its Subsidiaries and arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from a Delta Company, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Delta Companies or their respective Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document (including any of the Employment Agreements) or any of the other matters set forth on Schedule 11.1.

11.2            No Recourse. Except in the case of fraud, or to the extent otherwise set forth in any document, certificate or instrument delivered in connection with this Agreement, the Ancillary Documents or the Transactions contemplated hereunder, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to (a) this Agreement or any of the Ancillary Documents, (b) the negotiation, execution or performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to this Agreement or any of the Ancillary Documents), (c) any breach or violation of this Agreement or any of the Ancillary Documents and (d) the failure of the transactions contemplated hereunder to be consummated, in each case, may be made by the parties hereto only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties hereto or thereto, as applicable (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in Law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to the items in the immediately preceding clauses (a) through (d), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates of another Contracting Party. Without limiting the foregoing, to the maximum extent permitted by Law (other than as set forth in

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any applicable Ancillary Document), (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at Law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any other Contracting Party’s Nonparty Affiliate in respect of this Agreement or any Ancillary Document, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (ii) each Contracting Party disclaims any reliance upon any other Contracting Party’s Nonparty Affiliates with respect to the performance of this Agreement or any Ancillary Document or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any Ancillary Document.

Article XII
MISCELLANEOUS

12.1            Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against any of the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

12.2            Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) if sent by email on a Business Day before 11:59 p.m. (recipient’s time), when transmitted; (iii) if sent by email on a day other than a Business Day, or if sent by email after 11:59 p.m. (recipient’s time), on the Business Day following the date when transmitted; (iv) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (v) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to KAVL at or prior to the Closing, to: Kaival Brands Innovations Group, Inc. 4460 Old Dixie Highway Grant-Valkaria, FL 32949 Attn: Mark Thoenes, CEO Telephone No.: E-mail:

with a copy (which will not constitute notice) to:

Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 31st floor
New York, NY 10036
Attn: Ross David Carmel, Esq;
Jeffrey Wofford, Esq.
Telephone No.: (212) 930-9700
E-mail: rcarmel@srfc.law and jwofford@srfc.law

If to Delta at or prior to the Closing, to:

c/o Delta Corp Holdings Limited
Suite 3016, The Leadenhall Building
122 Leadenhall Street
London EC3V 4AB, United Kingdom
Attn: Mudit Paliwal, CEO
Telephone No.:
E-mail:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:    Barry I. Grossman, Esq.;
           Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail: bigrossman@egsllp.com;
           swilliams@egsllp.com

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If to Pubco or Merger Sub at or prior to the Closing, to: Boundary Hall, Cricket Square Grand Cayman KY1-1102 Cayman Islands Attn: Mudit Paliwal Telephone No.: E-mail:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:      Barry I. Grossman, Esq.;
             Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail:  bigrossman@egsllp.com;
             swilliams@egsllp.com

If to any Seller, to: the address of such Seller as set forth underneath such Seller’s signature on the signature page hereto with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:      Barry I. Grossman, Esq.;
             Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail:  bigrossman@egsllp.com;
             swilliams@egsllp.com

If to Pubco, KAVL or Delta after the Closing, to: Boundary Hall, Cricket Square Grand Cayman KY1-1102 Cayman Islands Attn: Mudit Paliwal Telephone No.: E-mail:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:      Barry I. Grossman, Esq.;
             Sarah E. Williams, Esq.
Telephone No.: (212) 370-1300
E-mail:  bigrossman@egsllp.com;
             swilliams@egsllp.com

12.3            Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of KAVL, Pubco and Delta (except that Delta shall be entitled to assign this Agreement and its rights and obligations hereunder to an Affiliate without the prior written consent of any Party), and any assignment without such consent shall be null and void; provided that no such assignment (except an assignment by Delta to an Affiliate) shall relieve the assigning Party of its obligations hereunder.

12.4            Third Parties. Except for the rights of the KAVL D&O Indemnified Persons and Delta D&O Indemnified Persons set forth in Section 8.15, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

12.5            Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any

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Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 12.1. Nothing in this Section 12.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

12.6            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.6.

12.7            Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

12.8            Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

12.9            Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by KAVL, Pubco, Delta, and the Sellers holding a majority of the Delta Shares; provided, that (i) no amendment, supplementation or modification shall affect a Seller in a manner materially and adversely disproportionate to the other Sellers without the prior written consent of such Seller, and (ii) after receipt of the Required KAVL Stockholder Approval, no amendment may be made which by Law requires further approval by KAVL’s stockholders without such further approval.

12.10          Waiver. Each of KAVL, Pubco and Delta on behalf of itself and its Affiliates, and the Seller on its behalf, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

12.11          Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

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12.12          Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or IFRS, as applicable, based on the accounting principles used by the applicable Person; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by Delta to be given, delivered, provided or made available by Delta, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to KAVL or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of Delta for the benefit of KAVL and its Representatives at least two (2) Business Days prior to the date of this Agreement and KAVL and its Representatives have been given access to the electronic folders containing such information. To the extent that any Contract, document, certificate or instrument is represented and warranted to by KAVL to be given, delivered, provided or made available by KAVL, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to Delta or its Representatives, such Contract, document, certificate or instrument shall have been (i) filed publicly or (ii) posted to the electronic data site maintained on behalf of KAVL for the benefit of Delta and its Representatives at least two (2) Business Days prior to the date of this Agreement and Delta and its Representatives have been given access to the electronic folders containing such information.

12.13          Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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Article XIII
DEFINITIONS

13.1            Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“2025 Annual Report” means the annual report of Pubco for the fiscal year ended December 31, 2025 as filed with the SEC.

“2025 EBITDA” means the earnings before interest, taxes, depreciation and amortization of Pubco for the fiscal year ended December 31, 2025, based on the 2025 Annual Report, as adjusted to add back all charges relating to the Transactions and any other acquisition transaction, including, without limitation, non-cash gain from the change in fair value of contingent consideration, transaction expenses and share-based compensation charges.

“2025 EBITDA Shortfall Percentage” means the quotient obtained by dividing (a) $20,000,000 minus the Restated 2025 EBITDA by (b) $20,000,000. This percentage will not be applicable in any case if Restated 2025 EBITDA is equal to or above $20,000,000.

“2025 Net Income” means the “net income” line item in the consolidated audited income statement of Pubco for the fiscal year ended December 31, 2025 included in the 2025 Annual Report (or its equivalent metric under IFRS), as adjusted to add back all charges relating to the Transactions and any other acquisition transaction, including, without limitation, non-cash gain from the change in fair value of contingent consideration, transaction expenses and share-based compensation charges.

“2025 Net Income Shortfall Percentage” means the quotient obtained by dividing (a) $10,000,000 minus the Restated 2025 Net Income by (b) $10,000,000. This percentage will not be applicable in any case if Restated 2025 Net Income is equal to or above $10,000,000.

“2025 Revenue” means the “revenue” line item in the consolidated audited income statement of Pubco for the fiscal year ended December 31, 2025 included in the 2025 Annual Report (or its equivalent metric under IFRS).

“2025 Revenue Shortfall Percentage” means the quotient obtained by dividing (a) $700,000,000 minus the Restated 2025 Revenue by (b) $700,000,000. This percentage will not be applicable in any case if Restated 2025 Revenue is equal to or above $700,000,000.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the Lock-Up Agreements, the Registration Rights Agreement, the Pubco Equity Plan, the Amended Pubco Charter, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Bidi” means Bidi Vapor, LLC, and its affiliates and subsidiaries.

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“Bidi Distribution Agreement” means that Third Amended and Restated Exclusive Distribution Agreement, dated as of June 10, 2022, by and between Bidi and KAVL, as amended by that certain First Amendment to Third Amended and Restated Exclusive Distribution Agreement, dated as of October 17, 2022 by and between Bidi and KAVL, as amended from time to time.

“Bidi-KBI License Agreement” means that License Agreement, dated June 10, 2022 an as amended from time to time, between Bidi and KBI and which provides that any amount payable and all net royalties payable to KBI under the PMI License Agreement will be apportioned equally between Bidi and KBI in a manner such that each will ultimately receive fifty percent (50%) thereof.

“Bidi License Documents” means the Bidi Agreement, the Bidi Distribution Agreement and the Bidi-KBI License Agreement, and the documents in connection therewith.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Deed of Guarantee” means that certain Deed of Guarantee, dated June 13, 2022, by and among PMI, Bidi and KAVL, as amended from time to time.

“Deed of Letter” means that certain Deed of Letter, dated June 13, 2022, by and among Bidi, KAVL and PMI, as amended from time to time.

“Deed of Side Letter” means that certain Deed of Side Letter, dated November 29, 2023, by and among KBI, Bidi, KAVL and PMI, as amended from time to time.

“Delta Allocation Percentage” means (i) 100%, less (ii) the KAVL Allocation Percentage.

“Delta Company” means each of Delta and its direct and indirect Subsidiaries.

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“Delta Confidential Information” means all confidential or proprietary documents and information concerning the Delta Companies, Pubco, Merger Sub or the Sellers or any of their respective Affiliates, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Delta Confidential Information shall not include any information which, (i) at the time of disclosure by KAVL or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by Delta, Pubco, Merger Sub, the Seller or their respective Representatives to KAVL or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Delta Confidential Information.

“Delta Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any capital shares of Delta or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of Delta.

“Delta Exchange Shares” means a number of shares equal to (i) the number of Total Exchange Shares, less (ii) the number of Maxim Exchange Shares.

“Delta Outstanding Shares” means the total number of shares of Delta Shares issued and outstanding immediately prior to the Closing expressed on a fully-diluted and as-converted basis and assuming, without limitation or duplication, (a) the exercise of any in-the-money Delta share options outstanding as of immediately prior to the Closing, on a net-exercise basis, and (b) the issuance of Delta Shares in respect of all other outstanding in-the-money options, restricted share awards, warrants or rights to receive such shares, whether conditional or unconditional, and including any outstanding options, restricted share awards, warrants or rights triggered by or associated with the Closing (but excluding any other Delta Shares reserved for issuance under any Delta equity incentive plan), on a net-exercise basis.

“Delta Securities” means, collectively, Delta Shares, any Delta options and any other Delta Convertible Securities.

“Delta Shares” means the ordinary shares, par value £1 per share, of Delta.

“DGCL” means the Delaware General Corporation Law, as amended.

“Earnout Shares” means a number of Pubco Ordinary Shares equal to (i) Thirty Million Dollars ($30,000,000), divided by (ii) the Per KAVL Share Price.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Actions, Orders, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any entity that together with such Person, is a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Consideration” means an amount equal to Two Hundred Seventy Million Dollars ($270,000,000).

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“FDA” means the U.S. Food and Drug Administration of the U.S. Department of Health and Human Services (or any successor Governmental Authority).

“FDCA” means the Federal Food, Drug and Cosmetic Act, as amended, together with the regulations promulgated thereunder.

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by Delta or any one or more of its Subsidiaries primarily for the benefit of employees of Delta or such Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Fraud Claim” means any claim based upon an alleged false or misleading statement, as defined at common law, provided that the false or misleading statement is made intentionally or with willful disregard of the truth.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), whether contingent or otherwise, including the principal amount thereof and all fees and interest accrued thereon, (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, minority interests, preferred shares, or other debt security, including all interest accrued thereon, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP or IFRS (as applicable to such Person), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all guarantees, pledges or similar assurances by any member of such Person to pay another Person’s debt or to perform another Person’s obligation in the case of default, (k) all off-balance sheet Liabilities of such Person; and (l) all obligations described in clauses (a) through (k) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

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“KAVL Allocation Percentage” means the quotient, expressed as a percentage, of (a) the KAVL Equity Value divided by (b) the sum of the KAVL Equity Value and the Exchange Consideration.

“KAVL Book Entry Shares” means the KAVL Stock held in book-entry or other non-certificated form.

“KAVL Common Stock” means the shares of Common Stock, par value $0.001 per share, of KAVL.

“KAVL Common Warrants” means the warrants to purchase shares of KAVL Common Stock other than the KAVL Pre-Funded Warrants.

“KAVL Company” means each of KAVL and its direct and indirect Subsidiaries.

“KAVL Confidential Information” means all confidential or proprietary documents and information concerning KAVL or any of its Affiliates; provided, however, that KAVL Confidential Information shall not include any information which, (i) at the time of disclosure by Delta, Pubco, Merger Sub, any Seller or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by KAVL or its Representatives to by Delta, Pubco, Merger Sub, any Seller or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such KAVL Confidential Information.

“KAVL Equity Value” means Thirty-One Million Dollars ($31,000,000).

“KAVL Incentive Plan” means collectively Kaival’s 2020 Stock and Incentive Compensation Plan and the 2020 Stock and Incentive Compensation Plan Restricted Stock Unit Agreement,

“KAVL Interim Balance Sheet” means the balance sheet of KAVL included in its Quarterly Report on Form 10-Q for the quarter ended April 30, 2024, filed with the SEC on June 18, 2024.

“KAVL Interim Balance Sheet Date” means April 30, 2024.

“KAVL Outstanding Shares” means the total number of shares of KAVL Common Stock outstanding immediately prior to the Closing expressed on a basic basis, and assuming, without limitation or duplication, (i) the issuance of shares of KAVL Common Stock in respect of the KAVL Series B Preferred Stock in accordance with Section 1.6(b), (ii) the exercise of each KAVL Stock Option outstanding as of the Closing or prior thereto, on a net-exercise basis, and (iii) the issuance of shares of KAVL Common Stock in respect of all other options, restricted stock units, rights or convertible (inclusive of debt, preferred or minority interests) securities to receive such shares that will be outstanding immediately after the Closing.

“KAVL Pre-Funded Warrants” means the pre-funded warrants to purchase shares of KAVL Common Stock that were issued pursuant to the securities purchase agreement, dated as of June 21, 2024, by and between KAVL and the purchasers named therein.

“KAVL Preferred Stock” means shares of Preferred Stock, par value $0.001 par value per share, of KAVL.

“KAVL RSUs” means the Restricted Stock Units of KAVL granted pursuant to the KAVL Incentive Plan.

“KAVL Securities” means the KAVL Common Stock, the KAVL Preferred Stock, the KAVL Stock Options and the KAVL Warrants, collectively.

“KAVL Series B Preferred Stock” means shares of Series B Preferred Stock, par value $0.001 par value per share, of KAVL.

“KAVL Series B CoD” means the Certificate of Designation of Rights and Preferences of KAVL Series B Preferred Stock, as amended.

“KAVL Stock” means the KAVL Common Stock and the KAVL Preferred Stock, collectively.

“KAVL Stock Options” means options to purchase shares of KAVL Common Stock issued by KAVL pursuant to the KAVL Incentive Plan.

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“KAVL Warrants” means the KAVL Common Warrants and the KAVL Pre-Funded Warrants, collectively.

“KBI” means Kaival Brands International, LLC, a Delaware limited liability company, and subsidiary of KAVL.

“Knowledge” means, with respect to (a) Delta, the actual knowledge of each of Mudit Paliwal, Peter Shaerf and Joseph Nelson, after reasonable inquiry with his direct reports responsible for the applicable subject matter and any relevant books and records; (b) KAVL, the actual knowledge of each of Mark Thoenes and Eric Morris, after reasonable inquiry with their direct reports responsible for the applicable subject matter and any relevant books and records; and (c) any other Party, (i) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (ii) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in IFRS, GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or any outbreak or continuation of an epidemic or pandemic (including, without limitation, COVID-19), including the effects of any Governmental Authority or other third-party responses thereto; and (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided, further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to KAVL, the failure to obtain the Required KAVL Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to KAVL.

Annex A-73

“Maxim Delta Engagement Agreement” means the letter agreement, dated as of July 1, 2021, as amended on April 9, 2022, May 17, 2022, September 6, 2022, November 2, 2022 and June 20, 2024.

“Maxim Fee Percentage” equals three and seven-tenths percent (3.7%).

“Maxim KAVL Advisory Agreement” means the M&A Advisory Agreement, dated as of February 5, 2024, by and between Maxim and KAVL.

“Maxim KAVL Placement Agreement” means that certain placement agreement, dated as of June 21, 2024, by and between Maxim and Kaival.

“Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Capital Market.

“Novation” means a novation as contemplated by Section 8.3(b)(viii) hereof or which involves any novation of the PMI License or any PMI License Documents.

“Novation Agreement” means a novation agreement, in form and substance reasonably acceptable to Delta, which provides generally that Assignor transfers to Assignee and Assignee assumes all Liabilities and obligations of Assignor, in to and under the PMI License Documents and documents delivered pursuant thereto as if Assignee and not Assignor was the party thereto; and PMI consents to such transfer and assumption and irrevocably and unconditionally releases each Assignor of all Liabilities and obligations prior to and after the effective date of the Novation Agreement (and Bidi consents to such transfer and assumption and irrevocably and unconditionally releases each Assignor of all Liabilities and obligations prior to the effective date of the Novation Agreement), with each of KAVL and KBI being an Assignor and Bidi or its affiliate being the Assignee. With respect to the Bidi License Documents (between Bidi and KAVL), the Novation Agreement shall also include such modifications and amendments to the Bidi License Documents, in form and substance reasonably acceptable to Delta, consistent with the foregoing, including applicable indemnification by Bidi and the Bidi License Document Amendments.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, statutory books, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per KAVL Share Price” means an amount equal to the quotient of (i) the KAVL Equity Value, divided by (ii) the KAVL Outstanding Shares; provided, that such amount will be equitably adjusted by Pubco’s board of directors at the applicable time that any of the Earnout Shares are issued to account for any stock splits, stock dividends, combinations, recapitalizations and the like with respect to Pubco Ordinary Shares occurring after the Closing.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves (as determined in accordance with GAAP or IFRS, as applicable) have been established with respect thereto,

Annex A-74

(b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, exempted company, partnership (including a general partnership, limited partnership, exempted limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PMI License Agreement” means that certain Deed of Licensing Agreement, between PMI and KBI, dated June 13, 2022, as amended by the Deed of Amendment No. 1 to the Licensing Agreement, dated August 4, 2023, by and among PMI, KBI, Bidi and KAVL, and as amended from time to time.

“PMI” means Philip Morris Products S.A., a corporation incorporated under the laws of Switzerland.

“PMI License Documents” means the PMI License, the PMI License Agreement, the Deed of Guarantee, the Deed of Letter, the Deed of Side Letter, and the documents and agreements in connection therewith.

“Post-Closing Pubco Shares” means the quotient determined by dividing (a) the KAVL Outstanding Shares by (b) the KAVL Allocation Percentage.

“Pubco Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of Pubco, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

“Pubco Ordinary Warrants” means the warrants to purchase Pubco Ordinary Shares to be issued in exchange for the KAVL Common Warrants.

“Pubco Pre-Funded Warrants” means the pre-funded warrants to purchase Pubco Ordinary Shares to be issued in exchange for the KAVL Pre-Funded Warrants.

“Pubco Preference Shares” means the preference shares, par value $0.0001 per share, of Pubco.

“Pubco Securities” means the Pubco Ordinary Shares, the Pubco Preferred Shares and the Pubco Warrants, collectively.

“Pubco Warrants” means the Pubco Ordinary Warrants and the Pubco Pre-Funded Warrants, collectively.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

Annex A-75

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Superior Proposal” means any bona fide written offer in respect of a Takeover Proposal (provided, that for the purposes of this definition all references in the definition of Takeover Proposal to (a) “fifteen percent (15%)” shall be replaced by references to “a majority” and (b) “eighty-five percent (85%)” shall be replaced by “fifty percent (50%)”) received by KAVL after the date hereof that is not the result of a breach or violation by KAVL of Section 8.6 of this Agreement and is on terms that the KAVL Board determines in its good faith judgment (after consultation with a financial advisor and outside legal counsel), taking into account all relevant factors, including the price, form of consideration, closing conditions, the ability to finance the proposal, financial legal and regulatory considerations, the identity of the Person or Persons making the proposal, the possibility of KAVL’s stockholders to participate in the continuing growth of the Surviving Corporation, and other aspects of the proposal that the KAVL Board deems relevant, (i) if completed, is more favorable from a financial point of view to the holders of KAVL Common Stock than the Transactions (taking into account the payment of the Superior Proposal Termination Fee hereunder, as well as the terms of any proposal by Delta to modify the terms of the Transactions) and (ii) is reasonably capable of being completed on the terms proposed.

“Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Delta or any of its Affiliates) relating to any acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution, direct or indirect business combination, asset acquisition, exclusive license, tender or exchange offer or other similar transaction involving KAVL or any KAVL Company and involving (a) assets or businesses that constitute or represent fifteen percent (15%) or more of the total revenue or assets of KAVL and its Subsidiaries, taken as a whole, (b) fifteen percent (15%) or more of the outstanding shares of KAVL Common Stock or any other KAVL capital stock or capital stock of, or other equity or voting interests in, any KAVL Company directly or indirectly holding, individually or taken together, the assets or business referred to in clause (a) above, (c) a transaction pursuant to which the stockholders of KAVL immediately preceding such transaction would hold less than eighty-five percent (85%) of the voting equity interest in the surviving or resulting entity of such transaction, or (d) any combination of the foregoing, in each case other than the Transactions.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, real property, personal property, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law, (c) liability under any abandonment or unclaimed property, escheat or similar Law and (d) any Liability for the payment of amounts described in clauses (a), (b) or (c) of this sentence as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

Annex A-76

“Termination Fee” means as applicable, the Delta Termination Fee, the KAVL Termination Fee or the Superior Proposal Termination Fee.

“Termination Agreement” means a termination agreement, in form and substance reasonably acceptable to Delta, which irrevocably and unconditionally releases and discharges each of KAVL and KBI, and each of their affiliates and indemnifying parties (in each case, other than Bidi and/or its affiliates), from any and all liabilities, agreements, obligations, rights and duties required to be performed by such persons under the terminated agreements, including Liabilities, agreements, obligations, rights and duties that arose before the effective date of such termination agreement and/or in connection with such termination, and such terminated agreements shall include the PMI License Documents (as well as the Bidi License Documents); provided, however, that any termination of the Bidi License Documents shall provide for (i) payment prior to termination of any amounts due and owing thereunder to KBI or KAVL (ii) indemnification from Bidi to KAVL and KBI (and their indemnifying parties and affiliates (other than Bidi or Bidi’s affiliates)).

“Total Exchange Shares” means a number of shares equal to the product determined by multiplying (a) the Post-Closing Pubco Shares by (b) the Delta Allocation Percentage.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which Pubco Ordinary Shares are actually traded on the principal securities exchange or securities market on which Pubco Ordinary Shares are then traded or listed.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

13.2            Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Accounts Receivable	4.7(d)
Agreement	Preamble
Amended Maxim Agreement	8.22
Amended Pubco Charter	9.1(g)
Antitrust Laws	8.9(b)
Audited Delta Financials	6.7(a)
Certificate of Merger	1.2
Change in Recommendation	8.6(c)
Closing	3.1

Annex A-77

Term	Section
Closing Date	3.1
Closing Filing	8.12(b)
Closing Press Release	8.12(b)
Contracting Parties	11.2
Delta	Preamble
Delta Balance Sheet	6.7(a)
Delta Balance Sheet Date	6.7(a)
Delta Benefit Plan	6.19(a)
Delta Certificates	2.3(b)
Delta D&O Indemnified Person	8.15(b)
Delta Directors	8.14(a)
Delta Disclosure Schedules	Article VI
Delta Earnout Shares	2.4(a)
Delta Financials	6.7(a)
Delta IP	6.13(c)
Delta IP Licenses	6.13(a)
Delta Material Contract	6.12(a)
Delta Permits	6.10
Delta Personal Property Leases	6.16
Delta Real Property Leases	6.15
Delta Registered IP	6.13(a)
Delta Related Person	6.21
Delta Termination Fee	10.4(b)
Delta Top Customer	6.23
Delta Top Vendor	6.23
D&O Tail Insurance	8.15(d)
Effective Time	1.2
EGS	3.1
Employment Agreements	Recitals
Enforceability Exceptions	4.2
Environmental Permit	4.20(a)
Exchange Agent	1.6(h)(i)
Exchange Fund	1.6(h)(ii)
Exchange Listing Application	8.21
Expenses	10.3
Federal Securities Laws	8.7
Financing Agreements	8.23
Health Plan	4.19(k)
Interim Period	8.1(a)
KAVL	Preamble
KAVL Benefit Plan	4.19(a)
KAVL Board	8.6(a)
KAVL Certificates	1.6(h)(iii)
KAVL D&O Indemnified Person	8.15(a)
KAVL Director	8.14(a)
KAVL Disclosure Schedules	Article IV
KAVL Financials	4.7(b)
KAVL Holder Lock-Up Agreements	Recitals
KAVL IP	4.13(c)
KAVL IP Licenses	4.13(a)

Annex A-78

Term	Section
KAVL Material Contract	4.12(a)
KAVL Owned Real Property	4.15(b)
KAVL Permits	4.10
KAVL Real Property Leases	4.15(a)
KAVL Real Property Permits	4.15(c)
KAVL Registered IP	4.13(a)
KAVL Related Person	4.21
KAVL Termination Fee	10.4(a)
KAVL Top Customers	4.26
KAVL Top Vendors	4.26
Letter of Transmittal	1.6(h)(iii)
Lock-Up Agreements	Recitals
Lost Certificate Affidavit	2.3(b)
Maxim	1.7
Maxim Earnout Shares	1.7
Maxim Fee Shares	1.7
Merger	Recitals
Merger Consideration	1.6(a)
Merger Sub	Preamble
New Seller	8.2(c)
Nonparty Affiliates	11.2
OFAC	4.24(c)
Off-the-Shelf Software	4.13(a)
Outside Date	10.1(b)
Party(ies)	Preamble
Post-Closing Pubco Board	8.14(a)
Product	4.27
Proxy Statement	8.11(a)
Pubco	Preamble
Pubco Book Entry Shares	1.6(h)(ii)
Pubco Equity Plan	8.11(b)
Public Certifications	4.7(a)
Purchased Shares	2.1
Qualifying SEC Reports	Article IV
Registration Rights Agreement	Recitals
Registration Statement	8.11(a)
Releasing Persons	11.1
Required KAVL Stockholder Approval	9.1(a)
Restated 2025 EBITDA	2.4(d)
Restated 2025 Net Income	2.4(d)
Restated 2025 Revenue	2.4(d)
SEC Reports	4.7(a)
Seller Lock-Up Agreements	Recitals
Sellers	Preamble
Share Exchange	Recitals
Special Stockholder Meeting	8.11(b)
Signing Filing	8.12(b)
Signing Press Release	8.12(b)
Specified Courts	12.5
Stock Exchange	8.21

Annex A-79

Term	Section
Stockholder Approval Matters	8.11(b)
Superior Proposal Termination Fee	10.4(c)
Surviving Corporation	1.1
Transaction Financing	8.23
Transactions	Recitals
Transfer Taxes	8.17
Voting Agreement Delivery Date	4.2
Voting Agreement Requirements	8.11(h)
Voting Agreements	Recitals

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Annex A-80

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Delta:
DELTA CORP HOLDINGS LIMITED, a company incorporated in England and Wales
By:	/s/ Mudit Paliwal
Name: Mudit Paliwal
Title: Chief Executive Officer
Pubco:
DELTA CORP HOLDINGS LIMITED, a Cayman Islands exempted company
By:	/s/ Mudit Paliwal
Name: Mudit Paliwal
Title: Chief Executive Officer
Merger Sub:
KAVL MERGER SUB INC., a Delaware corporation
By:	/s/ Mudit Paliwal
Name: Mudit Paliwal
Title: Chief Executive Officer
KAVL:
KAIVAL BRANDS INNOVATIONS GROUP, INC., a Delaware corporation
By:	/s/ Mark Thoenes
Name: Mark Thoenes
Title: Interim Chief Executive Officer

Annex A-81

The Sellers:
Print Name of Seller:	Delta Corp Cayman Limited
By:	/s/ Mudit Paliwal
{Signature}
If Entity,
Print Name and Title of Signatory: Mudit Paliwal, Chief Executive Officer
Address: Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

Facsimile:
Telephone:
Email:

Annex A-82

ANNEX I
List of Sellers

Seller Name	Number of Delta Shares Held by Seller	Percentage Ownership
Delta Corp Cayman Limited	1,000	100.00%
TOTAL	1,000	100.00%

Annex A-83

ANNEX B

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

DELTA CORP HOLDINGS LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] AND EFFECTIVE ON [DATE])

1            The name of the Company is Delta Corp Holdings Limited

2            The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3            The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4            The liability of each Member is limited to the amount unpaid on such Member’s shares.

5            The share capital of the Company is US$50,000 divided into 499,000,000 ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

6            The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7            Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

Annex B-1

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

DELTA CORP HOLDINGS LIMITED

(adopted by Special Resolution dated [Date] and effective on [Date])

1            Interpretation

1.1         In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	means the above named company.
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”

means a communication sent by electronic means, including electronic transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

Annex B-2

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Ordinary Share”	means an ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Securities Act”

means the United States Securities Act of 1933, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Share”	means an Ordinary Share or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

Annex B-3

1.2         In the Articles:

(a)         words importing the singular number include the plural number and vice versa;

(b)         words importing the masculine gender include the feminine gender;

(c)         words importing persons include corporations as well as any other legal or natural person;

(d)         “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)         “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)          references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)         any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)         the term “and/or” is used to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)          headings are inserted for reference only and shall be ignored in construing the Articles;

(j)          any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)         any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)          sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)        the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)         the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2            Commencement of Business

2.1         The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2         The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3            Issue of Shares

3.1         Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

Annex B-4

3.2         The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3         The Company may issue securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4         The Company shall not issue Shares to bearer.

4            Register of Members

4.1         The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2         The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5            Closing Register of Members or Fixing Record Date

5.1         For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2         In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3         If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6            Certificates for Shares

6.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

Annex B-5

6.2         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3         If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4         Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5         Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7            Transfer of Shares

7.1         Subject to the terms of the Articles, any Member may transfer all or any of their Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option or warrant.

7.2         The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8            Redemption, Repurchase and Surrender of Shares

8.1         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3         The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4         The Directors may accept the surrender for no consideration of any fully paid Share.

Annex B-6

9            Treasury Shares

9.1         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10          Variation of Rights of Shares

10.1       Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2       For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3       The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11          Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12          Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13          Lien on Shares

13.1       The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or their estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

Annex B-7

13.2       The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within 14 clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3       To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or their nominee shall be registered as the holder of the Shares comprised in any such transfer, and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4       The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14          Call on Shares

14.1       Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2       A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3       The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4       If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5       An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6       The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7       The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by that Member, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8       No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15          Forfeiture of Shares

15.1       If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

Annex B-8

15.2       If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3       A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4       A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by that person to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but that person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by them in respect of those Shares.

15.5       A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6       The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16          Transmission of Shares

16.1       If a Member dies the survivor or survivors (where they were a joint holder) or their legal personal representatives (where they were a sole holder), shall be the only persons recognised by the Company as having any title to the deceased Member’s Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which the Member was a joint or sole holder.

16.2       Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such Share or to have some person nominated by them registered as the holder of such Share. If they elect to have another person registered as the holder of such Share they shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

16.3       A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which they would be entitled if they were the holder of such Share. However, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

Annex B-9

17          Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1       The Company may by Ordinary Resolution:

(a)         increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)         consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)         convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)         by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)         cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2       All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3       Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)         change its name;

(b)         alter or add to the Articles;

(c)         alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)         reduce its share capital or any capital redemption reserve fund.

18          Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19          General Meetings

19.1       All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2       The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

19.3       The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4       A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than one-third in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5       The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

Annex B-10

19.6       If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within 21 days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period.

19.7       A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

19.8       Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

20          Notice of General Meetings

20.1       At least 10 clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)         in the case of an annual general meeting, by all of the Members entitled to attend and vote at the meeting; and

(b)         in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

20.2       The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21          Proceedings at General Meetings

21.1       No business shall be transacted at any general meeting unless a quorum is present. The holders of at least one-third of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

21.2       A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3       A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

Annex B-11

21.4       If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

21.5       The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairperson of a general meeting of the Company or, if the Directors do not make any such appointment, the chairperson, if any, of the board of Directors shall preside as chairperson at such general meeting. If there is no such chairperson, or if the chairperson shall not be present within 15 minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairperson of the meeting.

21.6       If no Director is willing to act as chairperson or if no Director is present within 15 minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairperson of the meeting.

21.7       The chairperson may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8       When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9       If a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

21.10     When a general meeting is postponed for 30 days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

21.11     A resolution put to the vote of the meeting shall be decided on a poll.

21.12     A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13     A poll demanded on the election of a chairperson or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairperson of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.14     In the case of an equality of votes the chairperson shall be entitled to a second or casting vote.

22          Votes of Members

22.1       Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which they are the holder.

22.2       In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

Annex B-12

22.3       A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by their committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4       No person shall be entitled to vote at any general meeting unless they are registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by them in respect of Shares have been paid.

22.5       No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairperson whose decision shall be final and conclusive.

22.6       Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7       A Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

23          Proxies

23.1       The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of their attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2       The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3       The chairperson may in any event at their discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairperson, shall be invalid.

23.4       The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.5       Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

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24          Corporate Members

24.1       Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as the corporation could exercise if it were an individual Member.

24.2       If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

25          Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26          Directors

26.1       There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

26.2       The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term of three years with the initial Class I Directors’ terms expiring at the Company’s annual general meeting to be held in 2027, the Class II Directors shall stand appointed for a term of one year with the initial Class II Directors’ terms expiring at the Company’s annual general meeting to be held in 2026 and the Class III Directors shall stand appointed for a term of two years with the initial Class III Directors’ terms expiring at the Company’s annual general meeting to be held in 2025. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

27          Powers of Directors

27.1       Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2       All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.
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27.3       The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse, civil partner or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28          Appointment and Removal of Directors

28.1       The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2       The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29          Vacation of Office of Director

The office of a Director shall be vacated if:

(a)         the Director gives notice in writing to the Company that they resign the office of Director; or

(b)         the Director is absent (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by them) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that they have by reason of such absence vacated office; or

(c)         the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)         the Director is found to be or becomes of unsound mind; or

(e)         all of the other Directors (being not less than two in number) determine that the Director should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30          Proceedings of Directors

30.1       The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office. A Director who also acts as an alternate Director shall, if their appointor is not present, count twice towards the quorum.

30.2       Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairperson shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote.

30.3       A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairperson is located at the start of the meeting.

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30.4       A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of their appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of their appointor and in their capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

30.5       A Director or alternate Director may, or other Officer on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6       The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7       The Directors may elect a chairperson of their board and determine the period for which they are to hold office; but if no such chairperson is elected, or if at any meeting the chairperson is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairperson of the meeting.

30.8       All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9       A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by that Director. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31          Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting or unless they shall file their written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

32          Directors’ Interests

32.1       A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2       A Director or alternate Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director or alternate Director.

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32.3       A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

32.4       No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or their alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

32.5       A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33          Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

34          Delegation of Directors’ Powers

34.1       The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by that Director, provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if they cease to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2       The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3       The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or, alternatively, such minimum

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number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law), in each case, if applicable.

34.4       The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.5       The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in them.

34.6       The Directors may appoint such Officers of the Company as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of their appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate their office at any time if they give notice in writing to the Company that they resign their office.

35          Alternate Directors

35.1       Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by them.

35.2       An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which their appointor is a member, to attend and vote at every such meeting at which the Director appointing them is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of their appointor as a Director in their absence.

35.3       An alternate Director shall cease to be an alternate Director if their appointor ceases to be a Director.

35.4       Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5       Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for their own acts and defaults and shall not be deemed to be the agent of the Director appointing them.

36          No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37          Remuneration of Directors

37.1       The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

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37.2       The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

38          Seal

38.1       The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2       The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3       A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over their signature alone to any document of the Company required to be authenticated by them under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39          Dividends, Distributions and Reserve

39.1       Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2       Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3       The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by the Member to the Company on account of calls or otherwise.

39.4       The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5       Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6       The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

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39.7       Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8       No Dividend or other distribution shall bear interest against the Company.

39.9       Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40          Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41          Books of Account

41.1       The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2       The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3       The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

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42          Audit

42.1       The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2       Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3       Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.4       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.5       At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43          Notices

43.1       Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, telex, fax or email to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail. Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority.

43.2       Where a notice is sent by:

(a)         courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)         post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

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(c)         telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted; and

(d)         email or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

43.3       A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4       Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Member where the Member but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44          Winding Up

44.1       If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)         if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)         if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2       If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

Annex B-22

45          Indemnity and Insurance

45.1       Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2       The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3       The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46          Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47          Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48          Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49          Business Opportunities

49.1       To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer

Annex B-23

solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

49.2       Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

49.3       To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex B-24

ANNEX C

September 20th, 2024

PRIVATE & CONFIDENTIAL

For the Board of Directors of Kaival Brands Innovations Group, Inc. (NASDAQ :KAVL)
4460 Old Dixie Highway | Grant-Valkaria, FL | 32949 | United States

We understand that Kaival Brands Innovations Group, Inc. (NASDAQ :KAVL), a publicly traded company that is a Delaware corporation (“KAVL”), is considering entering into a Business Combination Agreement (the “BCA”) with Delta Corp Holdings Limited, an company incorporated in England and Wales (“Delta”), Holdings, a newly incorporated company organized and existing under the laws of Marshall Islands (“Holdings”), Merger Sub, a newly incorporated Delaware corporation and wholly-owned subsidiary of Holdings and the Shareholders of Delta (the “Delta Shareholders”).

•        The Merger Agreement provides for (a) the merger of Merger Sub with and into KAVL (the “Merger”), as a result of which (i) the separate corporate existence of Merger Sub shall cease and KAVL shall continue as the surviving entity and a wholly owned direct subsidiary of Holdings and (ii) each issued and outstanding share of KAVL common stock immediately prior to the Merger shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive one ordinary share of Holdings for each share of KAVL common stock previously held.

•        In accordance with the BCA, immediately after the Merger, the Delta Shareholders will transfer all of the outstanding shares of Delta to Holdings (the “Share Acquisition”, and, together with the Merger and the other transactions contemplated by the BCA, the “Business Combination”) the consideration for which will be (x) the issuance by Holdings to the Delta Shareholders at closing of the Business Combination of new common shares of Holdings that shall have a value equal to Two Hundred and Seventy Million U.S. Dollars ($270,000,000), the “Merger Consideration”), in accordance with the terms of the BCA, and (y) the issuance by Holdings to the Delta Shareholders at some time after the closing of the Business Combination, and contingent on the achievement of certain conditions set forth in the BCA, additional common shares of Holdings having a value of Thirty Million U.S. Dollars ($30,000,000) (the “Earnout Shares”), all upon the terms and subject to the conditions set forth in the BCA and in accordance with the provisions of applicable Law. The Holdings Shares issued to Delta as Meger Consideration and Earnout Shares is reduced by a number of Holdings Shares that will be issued to KAVL’s financial advisor.

The Board of Directors has retained Newbridge Securities Corporation to render an opinion as to whether, on the date of such opinion, the Merger Consideration is fair, from a financial point of view, to KAVL’s common stockholders (the “Opinion”).

We have not been requested to opine to, and our Opinion does not in any manner address, the underlying business decision of KAVL to enter into a Business Combination Agreement. Our Opinion does not address the relative merits of entering into a Business Combination Agreement as compared to any alternative business strategy that might exist for KAVL.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Annex C-1

Newbridge will receive a fee and reimbursement of its expenses for such services. In addition, KAVL has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of a Business Combination Agreement.

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in KAVL.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed various drafts of the Business Combination Agreement;

•        reviewed KAVL’s publicly available last eighteen fiscal quarters of historical financial results, (Q1- 2020 – Q2-2024) as well as certain publicly available information concerning the trading of, and the trading market for, the ordinary shares of KAVL since January 2020;

•        reviewed publicly available financial information of KAVL filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between January 1st, 2020, through September 20th, 2024;

•        conducted discussions with KAVL’s management team to better understand KAVL’s recent operating history, near-term business prospects and near-term financials;

•        reviewed a financial model of Delta’s future financial projections, including revenue, EBITDA, and net income) provided by the Company’s management team;

•        conducted discussions with Delta’s management team to better understand Delta’s near-term business prospects and near-term financials;

•        performed a Public Company Comparable analysis of similar companies to Delta in the “Air Freight and Logistics (Asset Light)” sector, that trade on a major U.S. or European stock exchange to derive the Enterprise Value/EBITDA multiples; and

•        performed Comparable Precedent M&A Transaction analysis of similar companies to Delta in the “Air Freight and Logistics” sector to derive the Enterprise Value / EBITDA multiples;

In forming our Opinion, we have had full access to, and full cooperation from, the management team of KAVL and Delta to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of KAVL and Delta provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management teams of KAVL and Delta as to the future financial performance of the two companies without and subsequent to entering a Business Combination Agreement.

Annex C-2

This Opinion is solely for the use of the Board of Directors of Kaival Brands Innovations Group, Inc. (NASDAQ:KAVL), and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge Securities Corporation, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with KAVL may be included in, filings made by KAVL with the U.S. Securities & Exchange Commission and in any proxy statement or similar disclosure document delivered to the stockholders of KAVL.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to review our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to KAVL’s common stockholders.

Sincerely,

Newbridge Securities Corporation

Chad D. Champion Senior Managing Director Head of Equity Capital Markets & Investment Banking

Annex C-3

ANNEX D

FORM OF PROXY
FOR
SPECIAL MEETING OF STOCKHOLDERS
OF
KAIVAL BRANDS INNOVATIONS GROUP., INC.
_______, 2024

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3, 4 AND 5.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the special meeting of the stockholders of Kaival Brands Innovations Group, Inc. This proxy when properly executed will be voted as directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR Proposals 1, 2, 3, 4 and 5. Approval of each of Proposals 2 and 4 is contingent on the approval of the Business Combination Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2, 3, 4 AND 5.	Please mark ☒ votes as indicated in this example
Proposal 1 — Business Combination Proposal	FOR	AGAINST	ABSTAIN
	☐	☐	☐
Proposal 2 — Charter Amendments Proposal	FOR	AGAINST	ABSTAIN
	☐	☐	☐
Proposal 3 — Advisory Charter Amendments Proposal
Approve and adopt, on a non-binding advisory basis, certain governance provisions in the Proposed Charter of Pubco, which are being presented separately as the following four sub-proposals:
Proposal 3A — Authorized Share Capital	FOR	AGAINST	ABSTAIN
APPROVAL OF PROPOSAL TO PROVIDE FOR A SINGLE CLASS OF PUBCO ORDINARY SHARES AND INCREASE THE NUMBER OF AUTHORIZED PUBCO ORDINARY SHARES TO 499,000,000.	☐	☐	☐
Proposal 3B — Preference Shares	FOR	AGAINST	ABSTAIN
APPROVAL OF PROPOSAL TO PROVIDE FOR 1,000,000 OF AUTHORIZED PREFERENCE SHARES OF PUBCO AND THEIR TERMS.	☐	☐	☐
Proposal 3C — Classes of Directors	FOR	AGAINST	ABSTAIN

APPROVAL OF PROPOSAL TO ESTABLISH THE BOARD OF DIRECTORS OF PUBCO FOLLOWING THE CLOSING OF THE BUSINESS COMBINATION WILL BE DIVIDED INTO THREE CLASSES WITH ONLY ONE CLASS OF DIRECTORS BEING APPOINTED IN EACH YEAR AND EACH CLASS SERVING A THREE-YEAR TERM AND WITH THE NUMBER OF DIRECTORS BEING INITIALLY FIXED AT FIVE MEMBERS OR UP TO SEVEN MEMBERS.

	☐	☐	☐
Proposal 3D — Meetings of Pubco Without Written Consent	FOR	AGAINST	ABSTAIN
APPROVAL OF PROPOSAL TO REQUIRE THAT STOCKHOLDERS ONLY ACT AT MEETINGS OF PUBCO AND NOT BY WRITTEN CONSENT.	☐	☐	☐
Proposal 4 — Reverse Stock Split Proposal	FOR	AGAINST	ABSTAIN
	☐	☐	☐
Proposal 5 — Adjournment Proposal	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Annex D-1

Proxy for Special Meeting of Stockholders on _____, 2024
Solicited on Behalf of the Board of Directors of Kaival Brands Innovations Group, Inc.

The undersigned hereby appoints [___], with full power of substitution and power to act alone, as proxies to vote all the shares of common stock which the undersigned would be entitled to vote if personally present and acting at the special meeting of stockholders of Kaival Brands Innovations Group, Inc. to be held on _____, 2024, at [            ].

To change the address on your account, please check the box at right and indicate your new address in the address space on this Proxy Card. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Note:    Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature	Date	Signature (Joint Owners)	Date

Annex D-2

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, fraud or the consequences of committing a crime.

Delta’s Proposed Articles that will be in effect upon completion of the Business Combination provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted under the laws of the Cayman Islands, in the absence of wilful neglect or default. In connection with the Closing, Delta intends to enter into indemnification agreements with each post-Closing director of Delta.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules

(a)     The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
2.1*†

Merger and Share Exchange Agreement, dated as of September 23, 2024, by and among (i) Kaival, (ii) Pubco, (iii) Merger Sub, and (iv) Delta (included as Annex A to the proxy statement/prospectus of Pubco, which is part of this Registration Statement, and incorporated herein by reference).

3.1	Memorandum and Articles of Association of Pubco as filed in the Cayman Islands on September 21, 2022.
3.2

Form of Amended and Restated Memorandum and Articles of Association of Pubco to be effective upon Closing (included as Annex B to the proxy statement/prospectus of Pubco, which is part of this Registration Statement, and incorporated herein by reference).

4.1	Specimen Ordinary Share Certificate.
5.1	Opinion of Maples and Calder (Cayman) LLP.
8.1	Tax Opinion of Sichenzia Ross Ference Carmel LLP.
8.2	Tax Opinion of Ellenoff Grossman & Schole LLP.
10.1*	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.2 to Kaival’s Form 8-K (File No. 001-40641), filed with the SEC on September 27, 2024).
10.2*	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.2 to Kaival’s Form 8-K (File No. 001-40641), filed with the SEC on September 27, 2024).
21.1	Subsidiaries of Pubco.
23.1	Consent of MaloneBailey LLP, independent registered accounting firm of Kaival.
23.2	Consent of Marcum LLP, independent registered accounting firm of Delta.
23.3	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1).
23.4	Consent of Lowenstein Sandler LLP (included in Exhibit 8.1).
23.5	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.2).
23.6	Consent of Newbridge Securities Corporation.
24.1	Power of Attorney (included on the signature page to this Registration Statement).
99.1	Opinion of Newbridge Securities Corporation (included as Annex C to the proxy statement/prospectus, which is part of this Registration Statement, and incorporated herein by reference).

Exhibit Number	Description
99.2	Consent of Mudit Paliwal to be named as a director.
99.3	Consent of Peter Shaerf to be named as a director.
99.4	Consent of Michelle R. Bockmann to be named as a director.
99.5	Consent of Lelia Konyn to be named as a director.
99.6	Consent of Elizabeth Turnbull to be named as director.
107.1	Calculation of Registration Fee Table.

____________

#        Indicates management contract or compensatory plan or arrangement.

†        Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

*        Filed herewith.

Item 22.     Undertakings

(a)    Rule 415 Offering.

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(b)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(g)    Registration on Form S-4 or F-4 of securities offered for resale.

(1)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)    The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)    Request for acceleration of effective date or filing of registration statement becoming effective upon filing.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

i.       to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. The undertaking in this subparagraph (i) a includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

ii.      To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England on the __of September, 2024.

DELTA CORP HOLDINGS LIMITED
By:
Name:	Mudit Paliwal
Title:	Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Dates
	Chief Executive Officer	, 2024
Name: Mudit Paliwal	(Principal Executive Officer)
	Chief Financial Officer	, 2024
Name: Joseph Nelson	(Principal Financial and Accounting Officer)
	Director	, 2024
Name: Mudit Paliwal

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Delta Corp Holdings Limited, has signed this Registration Statement in the City of Newark, Delaware, on the __ day of September, 2024.

Puglisi & Associates
By:
Name:	Donald J. Puglisi
Title:	Managing Director